Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

DARWIN DEASON, Plaintiff, v. FUJIFILM HOLDINGS CORP., XEROX CORP., JEFF JACOBSON, GREGORY Q. BROWN, JOSEPH J. ECHEVARRIA, WILLIAM CURT HUNTER, ROBERT J. KEEGAN, CHERYL GORDON KRONGARD, CHARLES PRINCE, ANN N. REESE, STEPHEN H. RUSCKOWSKI, SARA MARTINEZ TUCKER, and URSULA M. BURNS, Defendants.	))

Index No. 650675/2018

(Ostrager, J.)

AMENDED COMPLAINT

CONTAINS INFORMATION DESIGNATED HIGHLY CONFIDENTIAL

Plaintiff Darwin Deason, by and through his undersigned counsel, for his Amended Complaint against Defendants Fujifilm Holdings Corp. ("Fuji"), Xerox Corp. ("Xerox" or the "Company"), and Jeff Jacobson, Gregory Q. Brown, Joseph J. Echevarria, William Curt Hunter, Robert J. Keegan, Cheryl Gordon Krongard, Charles Prince, Ann N. Reese, Stephen H. Rusckowski, and Sara Martinez Tucker (the "Director Defendants," the "Board" or the "Xerox Board"), and Ursula M. Burns, alleges the following based upon personal knowledge as to Plaintiff and his own acts, and upon information and belief as to all matters based on the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the filings and other public statements made by Defendants with the Securities and Exchange Commission (the "SEC"), the hundreds of thousands of pages of documents produced by Defendants and third parties in connection with the expedited discovery ordered by the Court, and the sworn testimony of several of the Defendants and third parties, all of which confirm and establish the unlawful and shocking misconduct of Defendants as alleged herein.

NATURE OF ACTION

1.   Plaintiff is the third-largest shareholder of Xerox and brings this action to enjoin a radical change of control transaction, or fraudulent scheme ("Transaction"), whereby Fuji will acquire majority ownership and control of Xerox, a venerable American icon, without spending any cash or paying an adequate control premium (if any). As Shigetaka Komori, Fuji's Chairman and CEO, recently boasted to the Nikkei Asian Review, the *"scheme will allow us to take control of Xerox without spending a penny."*

2.   Plaintiff's original complaint focused on how the Director Defendants, with the aid of Fuji, breached their fiduciary duties by approving the disproportionately one-sided Transaction. Under that proposed structure, Xerox will combine with Fuji Xerox Co., Ltd. ("Fuji Xerox"), a longstanding joint venture created between Xerox and Fuji, with Fuji owning a 50.1% controlling stake in the new, combined Fuji Xerox, and Xerox shareholders owning only 49.9%, a minority stake in the new, combined Fuji Xerox. Xerox's willingness to agree to this deal, which provides no adequate control premium to Xerox shareholders, was in part driven by a deal-restrictive "crown jewel" lock-up that Xerox had unlawfully concealed from shareholders for nearly two decades. Indeed, as one Director Defendant acknowledged a day after the deal was announced, the "crown jewel" lock-up made it "virtually impossible" for Xerox to sell itself to anyone other than Fuji.

3.   Through an expedited discovery process, which included the production of hundreds of thousands of pages of documents by Defendants and the examination under oath of the Director Defendants Jacobson, Krongard, Keegan, Reese, and Echevarria, several senior

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executives at Fuji, including Komori, and several third parties, Plaintiff has been able to easily establish these facts and wrongdoing by the Director Defendants and Fuji. But that is not all the expedited discovery has revealed and proven. The substantial discovery obtained by Plaintiff and his attorneys has uncovered a day-by-day picture of additional alarming and unlawful behavior by the Director Defendants from the inception of the negotiation process in March 2017 through the announcement of the Transaction on January 31, 2018, principally by Xerox's CEO and director, Jeff Jacobson, and Chairman of the Board, Robert J. Keegan. It has also uncovered serious wrongdoing by Fuji, including its improper attempt to control and influence the Xerox Board through its "partner" Jacobson. In fact, the evidence of Defendants' misconduct, which has been intentionally hidden from Xerox shareholders until now, is breathtaking and undeniable.

4.   As described below in detail, the substantial expedited discovery record has revealed that the Director Defendants breached their fiduciary duties of loyalty, care, good faith and candor by: (i) inexplicably permitting CEO Jacobson to lead the negotiations of the Transaction in spite of his undeniable conflicts of interest and blatant defiance of several Board directives; (ii) rushing to approve the extremely unfavorable Transaction when there was no exigency other than the rush to defeat a proxy battle or litigation with Xerox's largest shareholder, Carl Icahn; (iii) approving the Transaction without any market check and despite the many known "red flags" concerning the Transaction's merits; (iv) knowingly concealing from Xerox shareholders Fuji's "crown jewel" lock-up rights for 17 years—until after the deal was announced—and continuing to deceive shareholders about its deal-preclusive effect; and (v) deceiving shareholders about the negotiation process and keeping them in the dark about the serious conflicts of interest, self-dealing and other bad faith misconduct described herein. In

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light of the Director Defendants' clear breaches of their fiduciary duties to Xerox shareholders, the Transaction is subject to, and cannot survive, the "enhanced scrutiny" test.

5.   As Professor John C. Coffee, Jr., one of the world renowned experts in corporate governance and behavior has opined in this matter:

> This is a strange and irregular transaction that is simply not comparable to any other transaction I have seen in over 45 years of observing the 'merger and acquisition' marketplace. A CEO of the target, facing likely ouster, serves as the loyal agent of the acquirer, designing a deal that is too good to be true: a cheap price, little governance protections, no market check, and a process that ignores other bidders. Sophisticated shareholders who wish to contest the board are shut out by an advance notice bylaw that a self-interested board will not waive. . .
>
> Worse yet, the Proposed Transaction permits [Fuji] to acquire only a 50.1% interest in Xerox. This resembles a leverage buyout in which the acquirer buys a controlling stake without providing an exit for the public shareholders. Such a transaction is virtually unknown. Finally, the Proposed Transaction is conflict ridden. Not only do five directors remain on the 'new' board (plus Jacobson), but they are the five nominated by Jacobson at Komori's request.

6.   Specifically, in March 2017, the Board authorized Jacobson to pursue only a 100% "all cash" transaction with Fuji. In April, a massive accounting scandal rocked Fuji Xerox, which caused Fuji to postpone further discussions about a potential all-cash transaction in the near term. Fuji has since accepted responsibility for that scandal, which involved Fuji Xerox executives cooking the books by recording false revenue and engaging in other improprieties on Fuji's watch.

7.   In May 2017, Jacobson learned he had been targeted for replacement by Xerox's largest shareholder, Carl Icahn. In July 2017, the Xerox Board *unanimously* determined that Jacobson was not the right leader for Xerox and initiated a search for his replacement. Against this backdrop, the beleaguered CEO abandoned a value-maximizing all cash transaction with Fuji and threw a "Hail Mary" by proposing to Fuji the current deal, whereby: (i) Xerox shareholders become minority shareholders in a company to be 50.1% owned by Fuji; (ii) Fuji

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spends none of its own cash to acquire control over Xerox; (iii) Xerox shareholders receive an inadequate control premium, if any; and (iv) Jacobson gets to keep his CEO position post-acquisition. In response to Jacobson's self-interested proposal, Fuji informed him ██████

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8.   By the fall of 2017, the Board identified a replacement CEO candidate—████████

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██████████████████████████████████ As a result, the Board unanimously decided that Jacobson should discontinue discussions with Fuji as it would be absurd for Jacobson to continue leading merger negotiations when he was in the process of being replaced. On November 10, Keegan advised Jacobson that the Board was disappointed in his performance, had been searching for his replacement, and requested that he discontinue ████████████████

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9.   Remarkably, after Keegan's discussion with Jacobson, Keegan ████████

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████ Emboldened, Jacobson aggressively pushed forward the one-sided transaction he proposed in July, which would otherwise have died. Jacobson proceeded to meet with Fuji's highest level executives in November 2017, ████████████████ during which he used the threat of a proxy fight by Icahn and the impending December 11, 2017 advance notice bylaw deadline to rush Fuji into accepting his offer. At the same time, Jacobson aligned himself with Fuji against

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Xerox's shareholders and succeeded in leading Fuji to take the position that, as Jacobson boasted, *"there is no deal without me."*[1] In fact, through his many meetings and contacts with Fuji's top leadership—including its Chairman, Komori, ████████████████████ Fuji financial executive Takashi Kawamura—Jacobson entwined himself inextricably with Fuji. And Fuji ██████ likewise believed ██████████████ any deal with Xerox be conditioned on Jacobson being the CEO and not someone else, ████████████████████████ ██████████████████

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██████████████████████████ It wasn't until early December, and after receiving a term sheet from Fuji, ████████████████████████

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██████████████ the Board recklessly allowed them to continue with the Transaction negotiations. During December 2017 and January 2018, with Jacobson at the helm, the Board raced ahead to close the one-sided deal with Fuji in hopes of avoiding or defeating activism by Jacobson's and Fuji's "mutual enemy"—Icahn. Along the way, the Board ignored serious "red flags" raised by their own advisors right up until the final days before the deal was signed.

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[1] XEROX_FX-00125424.

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Indeed, just one week before the deal was approved, internal Xerox documents show that Xerox believed the deal did not deliver fair value to its shareholders. At the same time, Jacobson worked behind the scenes with Fuji, even coaching Fuji on its communications with Xerox's Chairman, to ensure his CEO position. And the Board, in spite of its opposition and that of its shareholders, acquiesced.

12.   On January 30, 2018, the Board approved the Transaction, enabling Fuji to take control of Xerox and Jacobson to retain his position as CEO of the combined company. Xerox now intends to present the Transaction to shareholders for approval, without publicly disclosing to Xerox shareholders how the deal was designed and negotiated by a conflicted Jacobson, or that the person who will be CEO of the combined company is someone the Board unanimously concluded needed to be replaced. The Court should not permit Xerox to do so and should instead enjoin the vote on the Transaction. Indeed, if the Transaction is allowed to close, Plaintiff and Xerox shareholders will be irreparably harmed and their right to receive a fair control premium will be lost forever. Xerox shareholders will never get a second chance at a change of control transaction and premium.

THE PARTIES

13.   Plaintiff is a resident of Dallas, Texas, has been one of the largest shareholders of Xerox since 2010, and is the only shareholder of Xerox Series B preferred stock.

14.   Defendant Fuji is a Japanese multinational photography and imaging company. Fuji is incorporated under the laws of Japan with its principal place of business located in Tokyo, Japan.

15.   Defendant Xerox is a leading global provider of digital print technology and related solutions. Xerox is incorporated under the laws of the State of New York with its

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principal executive offices located at 201 Merritt 7, Norwalk, Connecticut 06856-4505. Xerox is

publicly traded on the New York Stock Exchange under the symbol "XRX."

16.   Defendant Jeff Jacobson joined Xerox in 2012 and has been the CEO and a

member of the Xerox Board since January 2017. Jacobson joined Xerox in 2012 as the President

of Xerox Global Graphic Communications Operations and subsequently worked as a senior

executive before becoming CEO. Since 2016, Jacobson has also been a director of Fuji Xerox.

On consummation of the Transaction, Jacobson will be CEO of the post-Transaction entity and a

director on its 12-member Board.

17.   Defendant Gregory Q. Brown has been a member of the Xerox Board since 2017.

Brown is a member of Xerox's Compensation Committee. Brown is the current Chairman and

CEO of Motorola Solutions, Inc. Brown received $86,250 in cash compensation as a director in

2017, in addition to $180,000 of Deferred Stock Units ("DSUs"). Brown does not own any

shares of Xerox common stock, but holds 9,017 DSUs that will be cashed out if the proposed

Transaction closes.[3]

18.   Defendant Joseph J. Echevarria has been a member of the Xerox Board since

2017. Echevarria is a member of Xerox's Audit and Finance Committees. Echevarria is the

former CEO of Deloitte LLP and currently serves as a director at The Bank of New York Mellon

Corporation, Pfizer Inc., and Unum Group. Echevarria received $85,000 in cash compensation

as a director in 2017, in addition to $180,000 of DSUs. Echevarria does not own any shares of

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[3] Pursuant to Section 19(B) of the 2013 Amendment and Restatement of Xerox Corporation 2004 Equity Compensation Plan for Non-Employee Directors (the "2013 Amended Equity Compensation Plan"), "[u]pon the occurrence of an event constituting a Change in Control, all DSU's [sic] shall become 100% vested" and "paid in cash as soon as practicable." Xerox Corp. Form 14A (Apr. 8, 2013) at Ex. A, A-6. In a non-cash transaction, Section 19(A)(iv) of the 2013 Amended Equity Compensation Plan defines a "[Change in Control] Price" as "the highest price paid for a share of the Company's Common Stock during the 60-day period immediately preceding the date upon which the event constituting a Change in Control shall have occurred[.]"

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Xerox Common Stock, but holds 9,215 DSUs that will be cashed out if the proposed Transaction closes.

19.   Defendant William Curt Hunter has been a member of the Xerox Board since 2004. Hunter is a member of Xerox's Audit and Finance Committees. Hunter is the Dean Emeritus, Tippie College of Business, University of Iowa and currently serves as a director at Trustee of Nuveen Investments and Wellmark, Inc. Hunter received $107,500 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Hunter currently owns 12 shares of Xerox Common Stock. Hunter holds 66,889 DSUs that will be cashed out if the proposed Transaction closes.

20.   Defendant Robert J. Keegan has been a member of the Xerox Board since 2010 and is the current Chairman of the Xerox Board. Keegan is retired and earns his living as a corporate director. Keegan is the former Chairman and CEO of The Goodyear Tire & Rubber Company and currently serves as a director at Novan, Inc. Keegan received $214,167 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Keegan does not own any shares of Xerox Common Stock, but holds 39,029 DSUs that will be cashed out if the proposed Transaction closes.

21.   Defendant Cheryl Gordon Krongard has been a member of the Xerox Board since 2017. Krongard is a member of Xerox's Compensation Committee. Krongard is the former CEO of Rothschild Asset Management and currently serves as a director at Air Lease Corporation and Federal Mogul. Krongard received $86,250 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Krongard does not own any shares of Xerox Common Stock, but holds 9,215 DSUs that will be cashed out if the proposed Transaction closes.

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22.   Defendant Charles Prince has been a member of the Xerox Board since 2008. Prince, who is retired, is Chairman of Xerox's Corporate Governance Committee and a member of its Compensation Committee. Prince is the former Chairman and CEO of Citigroup Inc. and currently serves as a director at Johnson & Johnson. Prince received $105,000 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Prince currently owns 2,500 shares of Xerox Common Stock. Prince likewise holds 47,934 DSUs that will be cashed out if the proposed Transaction closes.

23.   Defendant Ann N. Reese has been a member of the Xerox Board since 2003. Reese is Chairman of Xerox's Finance Committee and a member of its Audit and Corporate Governance Committees. Defendant Reese has been a member of the Board since 2003 and was the Lead Independent Director until May 2017. Reese is the Executive Director of the Center for Adoption Policy and currently serves as a director at Sears Holdings and Genesee and Wyoming Inc. Reese received $127,500 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Reese currently owns 1,663 shares of Xerox Common Stock. Reese also holds 62,189 DSUs that will be cashed out if the proposed Transaction closes.

24.   Defendant Stephen H. Rusckowski has been a member of the Xerox Board since 2015. Rusckowski is Chairman of Xerox's Compensation Committee. Rusckowski is the Chairman, President, and CEO of Quest Diagnostics. Rusckowski received $96,250 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Rusckowski does not own any shares of Xerox Common Stock, but holds 18,082 DSUs that will be cashed out if the proposed Transaction closes.

25.   Defendant Sara Martinez Tucker has been a member of the Xerox Board since 2011. Tucker, who is retired, is Chairman of Xerox's Audit Committee and a member of its

Corporate Governance Committee. Tucker is the former CEO of the National Math and Science Initiative and currently serves as a director at American Electric Power Co., Inc. and Sprint Corporation. Tucker received $110,000 in cash compensation as a director in 2017, in addition to $180,000 of DSUs. Tucker does not own any shares of Xerox Common Stock, but holds 35,987 DSUs that will be cashed out if the Proposed Transaction closes. Defendant Tucker is the only director who has indicated that she would not be interested in serving on the Board following the proposed Transaction.

26.   The Defendants identified in paragraphs 16 through 25 are collectively referred to herein as the "Director Defendants."

27.   Defendant Ursula M. Burns ("Burns") was the Chairman of the Xerox Board between May 2010 and May 2017. Burns also served as the Company's CEO from July 2009 until May 2016. Given her senior positions at the Company, Burns was fully knowledgeable about the Fuji Xerox joint venture, the governing joint venture agreements, and the undisclosed "crown jewel" lock-up rights of Fuji under those agreements.

28.   Non-party Fuji Xerox is a joint venture established between Fuji and Xerox dating back to 1962. Fuji Xerox develops, manufactures, and distributes xerographic and document-related products and services in Japan, China, Hong Kong, other areas of the Pacific Rim, Australia, and New Zealand.

JURISDICTION AND VENUE

29.   This Court has personal jurisdiction over all of the Defendants pursuant to New York Civil Practice Law and Rules ("CPLR") §§ 301 and 302. Each of the Defendants resides in New York, has engaged in activities in New York relating to the events at issue herein, or, directly and/or through its subsidiaries, conducts continuous and systematic business in New York.

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30.   Venue is proper in this County under CPLR § 503(a).

31.   In addition, under the agreements governing this proposed Transaction, both Fuji and Xerox agreed to submit to "the exclusive jurisdiction of the courts of the State of New York . . . for the adjudication of any Action or legal proceeding relating to or arising out of this Agreement and the Transactions" and "irrevocably and unconditionally waive[d] any objection . . . to the laying of venue in such courts and agrees not to plead or claim in any such court that any such action or legal proceeding brought in any such court has been brought in an inconvenient forum." Also, Xerox's By-Laws provide that this Court shall have jurisdiction over the types of claims asserted against Xerox and the Director Defendants in this action.


FACTUAL BACKGROUND


A.   The Joint Venture Agreements And "Crown Jewel" Lock-Up The Company Intentionally Kept Hidden From Shareholders For Nearly Two Decades

32.   Xerox and Fuji have been joint venture partners in Fuji Xerox since 1962.[4] Xerox and Fuji were originally equal owners of Fuji Xerox, *i.e.*, Xerox and Fuji each owned a 50% interest in Fuji Xerox. In 2001, the joint venture was restructured after Xerox posted its first quarterly loss in 16 years during the third quarter of 2000. This caused analysts and investors to become concerned about Xerox's ability to manage its debt. Xerox subsequently disclosed a turnaround plan which included selling half of its stake in Fuji Xerox to Fuji. As a result, Fuji acquired control of the joint venture in 2001 with a 75% stake and with Xerox owning the remaining 25%.

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[4] Many of the facts discussed in this Amended Complaint have been obtained through expedited discovery documents and deposition testimony that Xerox, Fuji and Centerview Partners (which advised the Xerox Board in connection with the Transaction) have designated as "Confidential" or "Highly Confidential" under the Protective Order. References herein to documents produced by Xerox, Fuji or Centerview are identified by production number, e.g., "XEROX_FX-########" for documents produced by Xerox, "FUJI_XRX_########" for documents produced by Fuji, and "CENT-XRX-####" for documents produced by Centerview.

33.   Xerox's participation in the Fuji Xerox joint venture is currently governed by a number of agreements, including a "Joint Enterprise Contract" and side letter between Fuji and Xerox entered into in 2001, a "Technology Agreement" entered into between Xerox and Fuji Xerox in 2006, and a "Master Program Agreement" entered into between Xerox and Fuji Xerox in 2013. Taken together, the provisions of these agreements provide Fuji with a lock-up on Xerox's "crown jewels"—Xerox's intellectual property in the $36 billion Asia-Pacific market— and make it "practically impossible for Xerox to sell to anyone else" besides Fuji, as acknowledged by Director Defendant Charles Prince the day after the Transaction was announced.[5] Indeed, it is not a surprise that, since the announcement of the Transaction and the disclosure of the "crown jewel" lock-up under the joint venture agreements, Xerox has not received a single call from any alternative potential buyer.

34.   Specifically, under these agreements, in the event a "Competitor" (as defined in the Joint Enterprise Contract) other than Fuji purchases more than 30 percent of Xerox, Fuji would have the ability to deprive that Competitor of substantial elements of value that Xerox enjoys in the Fuji Xerox joint venture and to claim significant value for Fuji itself—thereby effectively precluding the Competitor from offering an alternative bid to purchase Xerox. Those elements of value include, but are not limited to, control over the use of Xerox's intellectual property in the lucrative Asia-Pacific market, control over the management and operation of the Fuji Xerox joint venture, the substantial royalties paid to Xerox by Fuji Xerox, the significant guaranteed annual dividends that Xerox receives from Fuji Xerox, and the ability to source and

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[5] XEROX_FX-00007806.

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obtain vast quantities of needed products that are currently made for Xerox by Fuji Xerox and purchased by Xerox from Fuji Xerox.[6]

35.   For nearly two decades, Xerox has concealed from shareholders the existence of the change of control terms in the JEC and the "crown jewel" lock-up Fuji essentially has under these joint venture agreements. In fact, Xerox and the Board had several opportunities during the negotiation of the Transaction and prior to the announcement of the Transaction to be transparent with Xerox shareholders and investors about the "crown jewel" lock-up rights embedded in the joint venture agreements, but made the conscious decision not to disclose them. Even worse, members of the Xerox Board and management strategized, prior to the announcement of the Transaction, how best to avoid disclosure of the "crown jewel" lock-up terms in these agreements. Such egregious behavior and conscious wrongdoing by Xerox and the Director Defendants not only constitutes blatant fraud, but also constitutes a clear breach of the fiduciary duties owed to Plaintiff and all other Xerox shareholders.

<center>The Joint Enterprise Contract</center>

36.   On or about March 30, 2001, in connection with Xerox's ceding control of the Fuji Xerox joint venture to Fuji, Xerox and Fuji entered into the Joint Enterprise Contract (the "JEC").[7] A copy of the JEC is attached hereto as Exhibit A. The JEC is listed as a "material contract" in the Share Subscription Agreement entered into by Fuji as part of the Transaction.

37.   The JEC establishes the ownership structure that is in place today for Fuji Xerox. Pursuant to Section 5.1 of the JEC, as of March 30, 2001, the holdings of Common Stock in Fuji

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[6] This lock-up right and the other provisions of the agreements governing the joint venture also effectively block any sales to non-competitors because no private equity firm would buy Xerox without access to the Asian-Pacific market.

[7] The named Fuji party to the JEC is Fuji Photo Film Co., Ltd., which was renamed Fuji Holdings Corporation in October 2006.

<center>14</center>

Xerox are as follows: Fuji directly holds 30,000,000 shares, or 75% of the total shares in Fuji

Xerox, and Xerox Limited (indirectly owned by Xerox Corp.) holds 10,000,000 shares, or the

remaining 25% of the total shares in Fuji Xerox.

38.   Pursuant to Section 6.1 of the JEC, the Fuji Xerox board is comprised of 12

members, nine of whom were designated by Fuji and three by Xerox. In addition, pursuant to

Section 7.1 of the JEC, the executive directors of Fuji Xerox are nominated and appointed by

Fuji and Fuji is responsible "for the day-to-day management and supervision and the execution

of policy." Thus, Fuji effectively has control over the day-to-day operations of Fuji Xerox.

39.   Under the JEC, however, Xerox has significant rights that protect its investment

in Fuji Xerox and give Xerox control over numerous important aspects of the operations of Fuji

Xerox despite Xerox's minority ownership position. Under Section 7.2 of the JEC, Xerox must

approve in writing and in advance several important types of actions that could otherwise be

taken by Fuji Xerox (the "Xerox Veto Rights"). Those actions include "any change in the

business objectives" of Fuji Xerox (Section 7.2(a)); the raising of funds by Fuji Xerox through

the issuance of stock or convertible securities (Section 7.2(b)); any "important technological

collaboration or arrangements" between Fuji Xerox and a third party (Section 7.2(c)); any

investments, loans or guarantees by Fuji Xerox over a defined "Threshold Amount" (Section

7.2(d)); any Fuji Xerox purchases or sales of assets or merger or combination over the Threshold

Amount (Section 7.2(e)); the dissolution or liquidation of Fuji Xerox (Section 7.2(f));

transactions over the Threshold Amount relating to the expansion or reduction of Fuji Xerox

manufacturing facilities (Section 7.2(g)); and Fuji Xerox research and development projects that

exceed the Threshold Amount (Section 7.2(h)).

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40.   Xerox also has the right under Section 6 of the JEC to designate Xerox employees as three of the twelve directors of Fuji Xerox, including two members of the Finance Committee of the Fuji Xerox Board of Directors and one member of each other Fuji Xerox Board committee, as well as to designate one of the four statutory auditors of Fuji Xerox (the "Xerox Board Designation Rights").

41.   Pursuant to Section 3.2 of the JEC, Fuji and Xerox are required to "deal with each other in matters relating to Fuji Xerox and this Agreement with honesty and good faith in accordance with the principles embodied in this Agreement and observing reasonable commercial standards of fair dealing."

42.   Moreover, pursuant to Section 7.3 of the JEC, Fuji Xerox is required to "promptly deliver to Fuji and Xerox: (i) annual audited consolidated financial statements prepared in accordance with U.S. GAAP; (ii) quarterly unaudited financial statements; and (iii) such other financial information as either Party may reasonably request in order to comply with reporting requirements to which it is subject under applicable law or contractual obligations."

43.   Section 9.1 of the JEC governs the termination of the JEC. Specifically, pursuant to Section 9.1(a)(iii), "either Party may terminate this Agreement if the other Party materially breaches any of its covenants or agreements contained herein, and, if such breach is susceptible of cure, the breaching Party has not cured such breach within sixty (60) days from the date the Party seeking termination gives notice of breach . . . ."

44.   In addition, pursuant to Section 9.1(a)(v):

if a Change of Control occurs and a Competitor (a) becomes the beneficial owner of more than thirty percent (30%) of the total voting power of XEROX CORP as described in clause (i) of the "Change of Control" definition, (b) acquires control of more than thirty percent (30%) of the total voting power of the surviving Person as described in clause (ii) of the "Change of Control" definition or (c) acquires assets of XEROX CORP as described in clause (iii) of the "Change

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of Control" definition, *[FUJI] may terminate this Agreement* upon written notice to XEROX CORP. (Emphases added.)

Thus, under the one-way language of Section 9.1(a)(v), if Xerox engages in a transaction with a Competitor that acquires just 30% of Xerox, Fuji has the right to terminate the JEC—which would completely eliminate Xerox's governance and decision-making powers with respect to the Fuji Xerox joint venture under the JEC, including all of the Xerox Veto Rights and the Xerox Board Designation Rights.

45.   Without the protections afforded to Xerox as a minority owner under the JEC, Fuji would be free to act opportunistically and in ways that could potentially destroy significant value for competitors seeking to acquire Xerox. For example, Fuji could exert its control as majority shareholder to change the business objectives of Fuji Xerox, to cause Fuji Xerox to enter into technology collaboration arrangements with competitors of Xerox, and to cause Fuji Xerox to undertake research and development projects that would primarily or solely benefit Fuji. Fuji would also be free, for example, to cause Fuji Xerox to re-focus its business on and re-direct its manufacturing facilities to support sales to Japanese Original Equipment Manufacturers of products to be shipped outside the Territory. Such sales would not be royalty-bearing under the 2006 Technology Agreement, and Fuji could thereby reduce the substantial royalties paid by Fuji Xerox to Xerox. As Defendant Keegan testified under oath, ███████████████

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46.   Moreover, without the Xerox Veto Rights, Fuji could unilaterally decide to liquidate Fuji Xerox. Thus, in the absence of the Xerox Veto Rights contained in the JEC, there are a myriad of ways that Fuji could re-deploy the assets and restructure the business of Fuji Xerox in ways that would benefit Fuji and impair—if not destroy—the value of Xerox's 25% ownership interest in Fuji Xerox in the event Xerox is acquired by a Competitor. As Director

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Krongard testified under oath, ███████████████████████████████

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47.   Importantly, however, termination of the JEC by Fuji under Section 9.1(a)(v) would not terminate Fuji Xerox's exclusive rights to Xerox's intellectual property and the manufacturing and selling of Xerox products in the Asia and Pacific Rim markets under the separate Technology Agreement between Xerox and Fuji Xerox, as described below. Section 9.3 of the JEC provides that any intellectual property rights granted to Fuji Xerox—including Fuji Xerox's rights to use the XEROX name and mark in the Territory—"shall continue" in accordance with "applicable agreements," including specifically the Technology Agreement between Xerox and Fuji Xerox, notwithstanding the termination of the JEC. As shown below, Fuji Xerox would, under the current Technology Agreement, retain such exclusive rights through at least March 2021. Accordingly, if a Competitor acquires Xerox and Fuji terminates the JEC, Fuji could create a new subsidiary jointly owned by Fuji and Fuji Xerox and sub-license the intellectual property rights it receives pursuant to the Technology Agreement to that new entity, thereby siphoning the value of this IP away from the Competitor and without Xerox's consent.

48.   On March 30, 2001, Xerox filed a Form 8-K with the SEC, which disclosed in pertinent part:

> Registrant today confirmed that it has completed the sale of half of its stake in Fuji Xerox Co., Ltd. to Fuji Photo Film Co., Ltd. for 160 billion Yen in cash, approximately $1.3 billion based on the current exchange rate.
>
> Under the agreement, Fujifilm's ownership interest in Fuji Xerox increases from 50 percent to 75 percent. . . . .

49.   Nowhere in that 8-K or any of the Company's public filings with the SEC prior to the announced change of control transaction on January 31, 2018—a 17-year period—did the

18

Company ever attach a copy of the JEC or disclose its material terms as described above, particularly the critical change of control provision that amounts to a "crown jewel" lock-up when combined with the intellectual property, licensing, and manufacturing rights Xerox granted to Fuji and Fuji Xerox. Indeed, Xerox's internal documents confirm the nondisclosure of the JEC and its material terms prior to January 31, 2018.

50.   For example, in the Company's Form 10-K for fiscal 2016, the Company described the Fuji Xerox joint venture as follows:

> Fuji Xerox is an unconsolidated entity in which we own a 25 percent interest, and [Fuji] owns a 75 percent interest. Fuji Xerox develops, manufactures and distributes document processing products in Japan, China, Hong Kong, other areas of the Pacific Rim, Australia and New Zealand. We retain significant rights as a minority shareholder. Our technology licensing agreements with Fuji Xerox ensure that the two companies retain uninterrupted access to each other's portfolio of patents, technology and products.

Nowhere in the 2016 10-K, which was signed by Director Defendants Jacobson, Brown, Echevarria, Hunter, Keegan, Krongard, Prince, Reese, Rusckowski and Tucker, and Defendant Burns, did the Company disclose the existence of the JEC or any of its material terms, particularly the deal-restrictive change of control provision therein. In fact, by not disclosing the material joint venture agreements to shareholders over the past 17 years, the Company and its officers and directors throughout that period were asking shareholders to vote on the hundreds of director elections and multiple compensation and governance matters, and the hundreds of Xerox-related M&A transactions during that period, based on wholly incomplete and misleading information.

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52.   But even more egregious is the fact that the Xerox Board knew during the negotiation of the Transaction that the deal-restrictive change of control provision in the JEC had never been disclosed to shareholders and nonetheless took no steps to disclose it to shareholders. Indeed, in or around April 2017, Defendant Jacobson and other members of Xerox management

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53.   It was only on January 31, 2018, nearly two decades after signing the JEC, that Xerox and the Director Defendants finally released a copy of the JEC and only in response to Plaintiff's persistent demand that they do so. And now that the JEC has been released, it is obvious why the Company and the Director Defendants wanted to keep the terms of the JEC a secret from investors and the general public all these years—they did not want shareholders and

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the public at large to know that Fuji essentially had a blocking position on Xerox and its ability to sell itself to anyone other than Fuji. In fact, on January 29, 2018, just two days before the Transaction announcement, Fuji was urging Xerox to continue keeping the JEC a secret from the public and was voicing its strong objection to the release of the JEC. In an email from Takashi Kawamura of Fuji to CEO Jacobson, Kawamura stated that disclosure of the JEC "will certainly create even further controversy on our side" and, therefore, *"[p]lease stop filing JEC, and explain why you have to file JEC and get our consent."*[12] This email from Fuji further confirms that the JEC at this point was never made public.

54.   Notably, the Company's deliberate decision to keep the terms of the JEC hidden from Xerox shareholders violated its own corporate governance policy. Xerox's Disclosure Policy and Guidelines, adopted in February 2001 and updated on November 15, 2008, require the Company and its Board to disclose all material information to investors. Specifically, the Disclosure Policy and Guidelines state that "[a]ny information concerning the company is considered material if there is a substantial likelihood that a reasonable investor would consider it important in determining whether to buy, sell or hold, or engage in other transactions concerning the company's securities."

55.   Clearly, a reasonable investor would find the JEC's restrictive change of control provision important in deciding whether to buy, sell, or hold Xerox stock. Indeed, Plaintiff's persistent demand for the release of the JEC, as described below, confirms its materiality to his investment in Xerox. By keeping the JEC and its material terms a secret and omitted from the Company's SEC filings, Xerox and the Director Defendants defrauded Plaintiff (and all other

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[12] XEROX_FX-00065040 – XEROX_FX-00065041 (emphasis added).

Xerox shareholders), and the Director Defendants breached their fiduciary duties of disclosure to Plaintiff (and all other Xerox shareholders).

The March 2001 JEC Side Letter

56.   At the same time that they entered into the JEC, Xerox and Fuji also entered into a side letter dated March 30, 2001 (the "JEC Side Letter"). The JEC Side Letter contained additional provisions designed to protect Xerox's investment in Fuji Xerox.

57.   In paragraph 1 of the JEC Side Letter, Xerox and Fuji agreed that Fuji Xerox would declare and pay dividends "annually in an amount equal to not less than 40% of the consolidated net profits after taxes" of Fuji Xerox—thereby guaranteeing that Xerox would receive significant annual dividends based on the operation of Fuji Xerox ("the Xerox Guaranteed Dividend Right").

58.   In paragraph 2 of the JEC Side Letter, Xerox and Fuji agreed that they *"shall cause [Fuji Xerox]* to continue to deliver *to [Xerox]* in a timely manner and in English financial and other data, including but not limited to the following: (a) annual audited financial data prepared in accordance with U.S. GAAP and XC disclosure requirements; (b) quarterly unaudited financial data in accordance with U.S. GAAP; and (c) tax receipts, tax returns, balance sheet and profit and loss by legal entity, tax packages for depreciation, fixed assets, reserves and other financial information and local statutory annual reports." (Emphases added).

59.   Paragraph 8 of the JEC Side Letter provides that the side letter "constitutes an integral part of the JEC and shall be incorporated therein." Termination by Fuji of the JEC would therefore also terminate the JEC Side Letter, including the Xerox Guaranteed Dividend Right.

22

60.   Thus, under the JEC Side Letter, a copy of which is attached hereto as Exhibit B, which was also kept a secret from Plaintiff and other shareholders until very recently, Xerox enjoys a guaranteed right to significant annual dividend payments from Fuji Xerox that can be terminated by Fuji in the event of a change of control, and Fuji is required to ensure that Fuji Xerox deliver to Xerox financial statements in accordance with U.S. GAAP—which it failed to do, as described below. If Xerox is acquired by a Competitor, the JEC Side Letter is terminable at Fuji's option, and Fuji could therefore cause Fuji Xerox to stop paying substantial dividends to Xerox ($46 million in 2017, and $46 million in 2016) in an effort to cause liquidity issues for the Competitor.

<u>The 2006 Technology Agreement</u>

61.   As part of the Fuji Xerox joint venture, Xerox has been a party, since at least as early as March 1, 1999, to various "technology agreements" with Fuji Xerox. At the time the JEC was signed in 2001, Xerox and Fuji Xerox were parties to a technology agreement having an effective date of March 1, 1999. That 1999 technology agreement was "amended and restated" in March 2001, and was replaced, effective as of April 1, 2006, by the technology agreement that is currently in effect, which is entitled "2006 Technology Agreement" (the "2006 Technology Agreement"). The term of the 2006 Technology Agreement is five years, automatically renewed for an additional five years unless either party gives notice of its intent not to renew the agreement at least six months prior to any renewal expiration date. A copy of the 2006 Technology Agreement is attached hereto as Exhibit C.

62.   In Section B1 of the 2006 Technology Agreement, Xerox granted to Fuji Xerox a "royalty-free, exclusive license" to use, among other things, Xerographic patents, technical information and copyrights of Xerox and its Subsidiaries (the "Xerox IP") so that Fuji Xerox

23

could manufacture, use, lease, sell, distribute, and reproduce Xerox products in the countries covered by the 2006 Technology Agreement. Xerox also granted to Fuji Xerox, in Section B1(b) of the 2006 Technology Agreement, the right to sublicense the Xerox IP to Fuji Xerox's subsidiaries. In addition, Xerox agreed "to use commercially reasonable efforts to prevent the sale by a third party inside the Territory of Xerox's Xerographic Products unless such sale has been approved in writing by Fuji Xerox."

63. The "Territory" covered by the 2006 Technology Agreement includes Japan, the People's Republic of China, the Special Administrative Region of Hong Kong of the People's Republic of China, the Special Administrative Region of Macau of the People's Republic of China, Taiwan, the Philippines, the Democratic People's Republic of Korea (North Korea), the Republic of Korea (South Korea), Thailand, Kampuchea (Cambodia), Laos, Vietnam, Indonesia, Singapore, Malaysia, Myanmar (Burma), Australia, New Zealand, Negara Brunei Darussalam, Republic of Fiji, Republic of Kiribati, Republic of Nauru, Papua New Guinea, Kingdom of Tonga, Republic of Vanuatu, Western Samoa, Tuvalu, Micronesia, but excluding United States territories, possessions or dependencies (the "Territory").

64. Xerox also granted to Fuji Xerox, in Section C1 of the 2006 Technology Agreement, "(i) an exclusive license to use Xerox Trademarks to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Xerographic Products in the Territory; (ii) a non-exclusive license to use Xerox Trademarks to manufacture, have made, use, lease, sell, distribute or otherwise dispose of all other Products in the Territory; and (iii) a limited right, on a case by case basis and upon the prior written permission of Xerox, to use the 'Fuji Xerox Co., Ltd.' name on the nameplate attached to certain products sold outside of the Territory . . . ." Like the license to the Xerox IP granted in Section B1, the trademark license granted by Xerox to

24

Fuji Xerox in Section C1 also includes the right on Fuji Xerox's part to grant sublicenses to its subsidiaries.

65.   Xerox also granted Fuji Xerox (i) an option to receive a non-exclusive right and license to non-Xerographic, non-marking, Document Processing Activities ("DPA") technical information, copyrights and patents, subject to a royalty for certain products; and (ii) a right of first offer with respect to non-Xerographic marking products.

66.   The 2006 Technology Agreement provides that "[a]ll computations relating to the determination of the amount of royalties and payments due and payable under this Agreement shall be made in accordance with generally accepted accounting principles in the United States of America, as reflected in the practice of independent certified public accountants of international reputation acceptable to both Parties." In addition, "[e]ach payment of royalties by Fuji Xerox or Xerox shall be accompanied by a written statement in English, certified as true and accurate by a responsible executive of the reporting Party . . . ." Also, Fuji Xerox must "keep full and accurate records and accounts which may bear upon amounts, if any, payable pursuant to this Agreement." The 2006 Technology Agreement further provides that each Party shall "comply with all applicable laws and regulations" and shall be responsible "for making all legally required notification to all federal, state and local agencies in each Party's respective territory."

67.   Under the clear terms of the 2006 Technology Agreement, Xerox has the right to terminate the 2006 Technology Agreement upon a material breach by Fuji Xerox of any of the covenants or provisions that is not cured within 60 days, unless such breach is not capable of being cured—in which case, the termination is effective immediately.

25

68.   In light of the admitted, massive accounting fraud committed by Fuji Xerox, as described below, Fuji Xerox materially breached its obligations and covenants under the 2006 Technology Agreement and, therefore, Xerox had the legal right to terminate the 2006 Technology Agreement. Moreover, the breaches by Fuji Xerox were not capable of being cured and would permit Xerox to terminate the 2006 Technology Agreement immediately.

69.   Importantly, termination of the 2006 Technology Agreement for an uncured or uncurable material breach would immediately terminate all rights and licenses of Fuji Xerox to Xerox's intellectual property under the 2006 Technology Agreement, except with respect to the licenses relating to the Xerox trademarks, which would terminate after a thirty-day period. Thus, by terminating the 2006 Technology Agreement for material breach, Xerox would take back full control over its intellectual property and the licensing, manufacturing, and selling of its products in the Asia and Pacific Rim markets. In addition, termination of the 2006 Technology Agreement would also terminate the prior Technology Agreement by and between Xerox and Fuji Xerox, dated March 1, 1999, as amended and restated in March 2001, to the extent that earlier technology agreement has any continuing effect.[13]

70.   In the event of termination of the 2006 Technology Agreement due to non-renewal, in contrast, the licenses granted by Xerox to Fuji Xerox are *not* terminated immediately—and, in fact, become permanent and "irrevocable" royalty-free licenses. Section E17 of the 2006 Technology Agreement provides that upon "expiration or termination of this Agreement under Section E14," *i.e.*, in the event of non-renewal, the licenses granted to Fuji Xerox in the 2006 Technology Agreement "shall continue in effect as royalty-free, *irrevocable*,

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[13] The 2006 Technology Agreement provides that the "Brand Provisions" of the agreement are governed by New York law and all other provisions of the agreement are governed by Japanese law. In addition, all disputes shall be submitted to the International Chamber of Commerce in San Francisco, California, and the language of such proceeding shall be English.

26

non-exclusive licenses, with the right to grant sublicenses." (Emphasis added). And if the non-renewal is due to notice given by Xerox, Fuji Xerox would also retain the non-exclusive right to use the Xerox Trademarks for two years following the termination—with the first year being royalty-free under Section C7(a) of the 2006 Technology Agreement.

71.   In view of the provisions of the 2006 Technology Agreement described above, an uncured or uncurable material breach by Fuji Xerox of the agreement gives Xerox the right to terminate the 2006 Technology Agreement for cause and thereby reclaim, virtually immediately, the rights to the Xerox intellectual property that it granted to Fuji Xerox in the 2006 Technology Agreement. In the absence of such a termination of the 2006 Technology Agreement, those rights will remain with Fuji Xerox on an exclusive basis through the remaining term of the 2006 Technology Agreement (until March 2021) and will continue thereafter on a non-exclusive basis—for two years with respect to the Xerox Trademarks and in perpetuity for the patent, know-how and copyright IP rights.

72.   Those rights, moreover, would continue to include the right on the part of Fuji Xerox to sublicense subsidiaries of Fuji Xerox—even after termination by Fuji of the JEC based on a change of control of Xerox. Thus, if a Competitor was to acquire 30% or more of Xerox and Fuji terminated the JEC under Section 9.1(a)(v), Fuji would be able to, *e.g.*, create new subsidiaries of Fuji Xerox that are owned by Fuji and Fuji Xerox and to which Fuji Xerox could then sublicense the Xerox IP, thereby further diluting and impairing the value of Xerox's continuing minority ownership interest in Fuji Xerox and the Xerox IP.

73.   In March 2006, Xerox filed a "redacted" version of the Technology Agreement. Importantly, that redacted version kept the public unaware of several material aspects of the agreement, including but not limited to, the fact that Fuji had a "royalty-free, exclusive" right to

27

the Xerox IP as set forth in Section B1 of the Technology Agreement. Moreover, there were numerous sections of the Technology Agreement that were almost entirely redacted. It was not until January 31, 2018, after the Transaction was announced, that Xerox finally decided to disclose the Technology Agreement in substantially unredacted form.

The Master Program Agreement

74. On September 9, 2013, Xerox and Fuji Xerox entered into a Master Program Agreement (the "MPA"), in which the parties established the "general terms" for "program agreements" relating to (a) product design and development and (b) the purchase of products. A copy of the MPA is attached hereto as Exhibit D.

75. The MPA provides for individual "program specific agreements" or "PSAs" to be entered into by Xerox and Fuji Xerox relating to any new design and development program for prototypes and pre-production units of new products (a "PSA-D") or any new production program, pursuant to which one party will purchase products from the other (a "PSA-P"). Part A of the MPA sets forth certain general terms and conditions for all PSAs of both types; Part B of the MPA sets forth additional terms and conditions for PSA-D development agreements; and Part C of the MPA sets forth additional terms and conditions for PSA-P "mass production" agreements.

76. Section A6.1 of the MPA provides that the MPA itself shall remain in effect "for so long as" the 2006 Technology Agreement or its successors are in effect. Section A6.2 further provides, however, that termination of the MPA "shall not of itself terminate any or all of the PSA's then in effect" and that each PSA shall remain in effect in accordance with its terms notwithstanding the termination of the MPA.

77. Parts B and C of the MPA contain different provisions relating to termination of PSA-D and PSA-P agreements. Under Sections B14.2 and B14.3 of the MPA, PSA-D

28

development agreements can be terminated on ninety-days' notice after consultation between the parties, for material breach by the other party, or in the event of bankruptcy of the other party. Under Section C17.2(ii) of the MPA, however, a PSA-P agreement—*i.e.*, an agreement that governs the purchase of "mass produced" products—may also be terminated "immediately upon written notice if the other party":

> (ii)   implements or undergoes *any substantial change in the composition of Board of Directors and/or management* which gives the other party a reasonable *basis to believe that the benefits that it expected to derive from this MPA are in substantial jeopardy.* (Emphases added.)

78.   Upon information and belief, a substantial portion of the products that Xerox purchases from Fuji Xerox are subject to PSA-P agreements governed by the MPA. In view of the provisions described above, Fuji Xerox—which, after termination of the JEC due to a change of control of Xerox, would be in Fuji's complete control—would have the right to terminate any or all existing PSA-P supply agreements with Xerox under Section C17.2(ii)(ii) (the "PSA-P Management Change Provision") on the grounds that the change in management of Xerox gives rise to a reasonable belief on Fuji Xerox's part that the benefits it expected to derive from the MPA are in substantial jeopardy.

79.   The PSA-P Management Change Provision therefore provides Fuji Xerox (and Fuji, once it has terminated the JEC) the ability to disrupt significantly Xerox's supply of the products purchased by Xerox from Fuji Xerox upon Xerox experiencing a change of management. Thus, not only would a Xerox change of control transaction with a Competitor permit Fuji to terminate the JEC—and thereby eliminate the Xerox Veto Rights and Xerox Board Designation Rights under the JEC and the Xerox Guaranteed Dividend Rights under the JEC Side Letter—but any transaction with a party other than Fuji that resulted in a change of Xerox management would also permit Fuji Xerox, controlled by Fuji, to terminate the existing PSA-P

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INDEX NO. 650675/2018

RECEIVED NYSCEF: 04/15/2018

supply contracts based on the PSA-P Management Change Provision, all while retaining the exclusive rights to Xerox's IP in the Territory of the 2006 Technology Agreement through at least March 31, 2021 and the non-exclusive rights to that IP thereafter. No purchaser or potential purchaser of Xerox other than Fuji would or could enjoy these benefits and the substantial value that they would bestow on Fuji. Taken together, they effectively lock-in Fuji, as a practical matter, as the only potential purchaser of Xerox.

80. Although a heavily redacted version of the 2006 Technology Agreement was disclosed in Xerox's March 9, 2006 Form 8-K, complete versions of all of the material terms of the 2006 Technology Agreement and Master Program Agreement (like the JEC) were only recently disclosed to investors due to Plaintiff's repeated demand for their release. Thus, the Company and its officers and directors during a 17-year period of non-disclosure were deceiving Xerox shareholders and asking them to vote on Company-related matters based on incomplete and misleading information.

B. Fuji and Xerox Have Explored Strategic Alternatives For The Past Ten Years

81. Between 2007 and 2015, Xerox and Fuji explored several ways to leverage their joint venture through strategic transactions. Throughout the discussions, Xerox unswervingly avoided any transaction that would transfer control to Fuji without a corresponding premium to Xerox shareholders.

82. In 2007, for example, Fuji approached Xerox with "Project Chess," a proposal to acquire 51% of Xerox in exchange for Fuji's 75% interest in the joint venture. Xerox's Board rejected this proposal—which is strikingly similar to the Transaction the Board has now

30

approved—because it would have given Fuji effective control of Xerox without a satisfactory control premium to Xerox shareholders.[14]

83.   In 2009, Xerox and Fuji Xerox jointly developed "Project Centillion," a proposal for those two companies to join in a global development and manufacturing joint venture. Ownership was to be somewhere between 35% and 50% by Xerox and the rest by Fuji Xerox. Fuji's CEO, Komori, ultimately rejected this proposal because he did not want to yield control of the development and manufacturing portions of Fuji Xerox, which he believed were "the *crown jewels* of [Fuji Xerox]," and he believed that Xerox would somehow, through this proposed transaction, be able to "'reclaim' ownership or control" of those crown jewels.[15]

84.   In 2010, Fuji proposed a "Virtual Joint Venture," aimed at achieving the same end result as Project Centillion but without any legal entity structure. Xerox rejected the proposal because it was "too cumbersome" to negotiate and manage and because Xerox was "wary of giving full management control to [Fuji Xerox]."[16]

85.   In 2014, ███████████████████████████████████

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C.   Fuji And Xerox Discuss An "All-Cash" Acquisition In March 2017

86.   Xerox did not enter 2017 with any plans to be acquired. As of December 31, 2016, Xerox had just completed the successful spinoff of its business processing company,

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[14] XEROX_FX-00000306 – XEROX_FX-00000338; XEROX_FX-00019001 – XEROX_FX-00019002.

[15] XEROX_FX-00000306 – XEROX_FX-00000338; XEROX_FX-00019001 – XEROX_FX-00019002 (emphasis added).

[16] XEROX_FX-00000306 – XEROX_FX-00000338; XEROX_FX-00019001 – XEROX_FX-00019002.

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Conduent Incorporated, and was making plans to improve its performance as an independent company. The Company's stock had significantly outperformed the market post-spin and Xerox management was presenting a strong equity story, laying out an ambitious and credible long-term vision for the business. Xerox had also been upgraded to "Buy" by both JP Morgan and Credit Suisse on the first day of trading after the spin. Indeed, in early 2017, an acquisition by Fuji or another potential suitor was far from necessary, let alone "urgent."

87.   On March 7, 2017, Jacobson, the Xerox CEO, went to Japan to meet with Fuji's Chairman and Chief Executive Officer Shigetaka Komori and Kenji Sukeno, Fuji's President and COO.[18] This was the first of a series of private face-to-face meetings Jacobson would have with the Fuji CEO during 2017 and through the announcement of the Transaction on January 31, 2018.

88.   According to Jacobson, he and Komori discussed during the meeting, among other things, the need to improve the profitability and cost competitiveness of Fuji Xerox and ways to increase the collaboration between Xerox and Fuji in the joint venture. During their discussion, Komori asked Jacobson whether Xerox would be interested in being acquired by Fuji. According to Komori, Fuji was contemplating an all-cash purchase of 100% of Xerox stock. Jacobson responded that Xerox was now a separate company with many more options than it had before the Conduent spin-off and had a very focused strategy that the investment community has seemingly endorsed given the significant stock price increase post spin-off. Jacobson then indicated that he was always open to an acquisition discussion if it would provide Xerox shareholders with ███████████████████████████████████████

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[18] XEROX_FX-00077393 – XEROX_FX-00077394.

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████████ In the end, Jacobson told Komori and Sukeno that they should memorialize their acquisition request in writing and he would discuss it with the Xerox Board.

89.   The next day, March 8, Takashi Kawamura, Fuji's Head of Strategy, handed Jacobson a letter summarizing the parties' discussions and confirming Fuji's interest in acquiring Xerox. The letter did not provide any specifics or deal terms and requested a response by March 17, 2017.[21]

90.   On March 13, 2017, the Xerox Board met to discuss, among other things, Jacobson's recent meeting with Fuji and the March 9 Fuji letter. ████████████████████

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91.   Three days later, on March 16, 2017, the Board met again to discuss the Fuji acquisition proposal and response letter to Fuji. At that meeting, ████████████████████

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[21] *Id.*; XEROX_FX-00000402 – XEROX_FX-00000442; XEROX_FX-00000339 – XEROX_FX-00000401.

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92.   That same day, on behalf of the Board, Jacobson sent a formal written response to Fuji's March 8 letter. In his letter, Jacobson began by reiterating what he told Fuji on March 7, namely that:

> having just recently completed our separation of Conduent . . . Xerox is at the early stage of an exciting new era. We have committed to an ambitious cost-savings plan, as well as a re-emphasis on the innovation that has defined Xerox since its founding more than 100 years ago. We believe these initiatives will drive growth over time well above our peers. While it has been fewer than three months since we completed the separation, we are excited about our progress. *Our stock is up nearly 30% in 2017, indicative of the confidence our shareholders have in our prospects*.[26]

93.   Jacobson went on to state that the Xerox Board had considered carefully how best to balance our current priorities with a possible acquisition by Fuji, and that Xerox was "prepared to enter into discussions *only* if we see a likelihood of success."[27] He asked Fuji to provide "an initial indication of the price per share you anticipate offering . . . . that reflects (i) *an appropriate premium to our current trading price*; (ii) the exciting opportunities Xerox is executing against; and (iii) the substantial synergies that could result from the combination." In

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[26] XEROX_FX-00100922 – XEROX_FX-00100923 (emphasis added).

[27] *Id.* (emphasis added).

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addition, Jacobson asked Fuji to *"confirm [Fuji]'s intention to offer our shareholders 100%*
cash consideration, as well as anticipated sources of funds."[28]

94.   Thus, as of March 16, the Board made clear to Fuji that Xerox was not in
immediate or urgent need of a strategic combination and that it was only interested in pursuing a
deal with Fuji if it was an *all-cash* acquisition at a share price that provided an appropriate
premium to Xerox shareholders.

95.   On March 23, 2017, Fuji's Chairman and CEO, Komori, replied to Jacobson's
March 16 letter. He said that Fuji had a number of questions about Xerox's current status and
future strategy and sought a face-to-face meeting between the senior management of the two
companies.[29] Although he did not commit to particular terms in his letter, Komori understood
that Xerox was only interested in an all-cash acquisition.[30]

> **D.   The Fuji Xerox Accounting Scandal Causes Fuji To Postpone An All-Cash
> Transaction In The "Near Term"**

96.   On April 20, 2017, Fuji publicly announced that it was creating an independent
investigation committee to review suspected fraudulent accounting practices at Fuji Xerox's
New Zealand subsidiary. Fuji also announced it was postponing the announcement of its
financial results for its fiscal year ended March 31, 2017. The Fuji Xerox accounting fraud gave
Xerox a termination right under the JEC and Technology Agreement. Yet, Xerox did not take
advantage of such termination right or even use it as leverage in its negotiations with Fuji.

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[28] *Id.* (emphasis added).

[29] XEROX_FX-00100937 – XEROX_FX-00100939.

[30] *Id.*

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97.   On April 24, the Xerox Audit Committee met and discussed the Fuji Xerox accounting fraud. Because of the scandal, Xerox would recognize a charge of approximately $30 million in its first-quarter 2017 earnings.[31]

98.   On April 25, 2017, Xerox filed a Form 8-K in which it acknowledged the $30 million charge it was recognizing for the first quarter of 2017 and informed investors the following:

> Fujifilm has publicly stated that it expects the investigation will be completed in May 2017, and that it intends to disclose the results shortly thereafter. Given our status as a minority investor, we have limited contractual and other rights to information and rely on Fuji Xerox and Fujifilm to provide information to us and are not involved in the investigation, including its scope and timing of completion. Although we have no reason not to rely on Fujifilm's estimated adjustment and we are not aware of any additional amounts related to this matter that would have a material effect on our financial statements, *this investigation is ongoing and our future results may include additional adjustments that are materially different from the amount of the charge that we have already recognized in connection with this matter and the period(s) to which the charge relates, and we can provide no assurances relative to the outcome of any governmental investigations or any consequences thereof.* (Emphasis added).

99.   Notably, the accounting scandal at Fuji Xerox under the watch of Fuji gave Xerox the right to declare a breach of the joint venture agreements, including the Technology Agreement. But, as Defendant Keegan testified under oath, ███████████████████ ███ ███████████████████████████████████████ as Keegan further testified.

100.   Sometime in the end of April, Fuji informed Xerox that as a result of the Fuji Xerox accounting scandal and the ongoing nature of the internal investigation, it could not continue discussions concerning a possible acquisition until the accounting irregularities were

---

[31] XEROX_FX-00001994 – XEROX_FX-00001996.

resolved. ██

██

E. Xerox's Largest Shareholders Begin to Express Disappointment with CEO Jacobson and Demand Action

101. On May 16, 2017, CEO Jacobson, Bill Osbourn, Xerox's CFO and Bob Brody, Xerox's head of Competitiveness and Performance Optimization, had dinner with Xerox's largest shareholder, Carl Icahn, and Jonathan Christodoro, who was then a Xerox director.[32] As of that date, Fuji had put on hold its discussions of a potential acquisition of Xerox and, according to Defendants Krongard and Keegan, Xerox was not in any "urgent" need of an acquisition.

102. During the dinner, according to Jacobson, he discussed with Icahn Xerox's five-year long-range projection, which would have Xerox's earnings per share increasing from 84 cents to 95 cents in five years, with revenue still declining. Icahn expressed that he was very disappointed with Xerox's performance and did not believe Jacobson's approach was creating value for shareholders.[33] According to Jacobson, Icahn told him that that he was not the right CEO for Xerox, that Xerox needed to be sold, and that if Xerox was not sold Icahn would push for his removal as CEO.[34]

103. A week later, on May 22, 2017, Plaintiff (Xerox's third-largest shareholder) sent a letter to Jacobson raising serious concerns with respect to Xerox's relationship with Fuji and demanding that the Company's management and board immediately explore its legal options with respect to its contractual relationship with Fuji and strategic alternatives to Fuji, especially

---

[32] XEROX_FX-00081354.

[33] *Id.*

[34] *Id.*

in light of the recently announced accounting scandal at Fuji Xerox under the watch of Fuji. A copy of Plaintiff's May 2017 letter to Jacobson is attached hereto as Exhibit E.

F.   Feeling The Pressure From Icahn, Jacobson Begins His Push For "Any" Deal With Fuji

104.   On May 23, 2017, the day after receiving Plaintiff's letter, Xerox held its annual shareholder meeting, as well as a Board meeting.[35] At the Board meeting, ███████████████

██

██

██

██

███████████████████████████

105.   ███████████████

██

██

██

██

██

███████████████████████████

---

[35] XEROX_FX-00001650

INDEX NO. 650675/2018

RECEIVED NYSCEF: 04/15/2018

106.   Jacobson and the other Director Defendants ███████████████

██

They did not pursue, or authorize Centerview to pursue, any other potential suitor, and they did

not put any pressure on Fuji during the negotiation process. Instead, they made Fuji feel like it

was Xerox's savior from their "mutual enemy"—Icahn—and let Fuji ultimately dictate the terms

and timing of the Transaction that is far from the initial demanded "all-cash" transaction and

value-maximizing transaction the Director Defendants were expected and required to deliver to

Xerox shareholders.

107.   On June 10, 2017, Fuji's independent investigation committee published its report

concerning the Fuji Xerox accounting scandal.[41] The report detailed a massive accounting fraud

at Fuji Xerox, which had a profound impact on Fuji Xerox's financial statements and, in turn,

Xerox's own financial statements. In total, the investigation committee identified aggregate

adjustments to Fuji Xerox's financial statements of approximately 40 billion Japanese Yen, or

U.S. $360 million, which primarily related to overstatements in revenue at Fuji Xerox's New

Zealand and Australian subsidiaries. According to news reports, the financial impact of the

accounting fraud was "70 percent over [Fuji's] initial estimate" after Fuji discovered the

involvement of a second overseas unit, Fuji Xerox Australia.[42]

108.   The report also sharply criticized *Fuji* for its prominent role in contributing to the

accounting scandal, given the substantial control Fuji had over Fuji Xerox's operations. The

report featured Fuji's President and Chief Operating Officer, Kenji Sukeno, who Jacobson met

---

[41] On July 26, 2017, Fuji released a full English translation of the more than 200-page independent
investigation committee's report and a 75-page summary of the report. A copy of the full report and
summary is attached hereto as Exhibit F.

[42] Pushkala Aripaka & Stephen Nellis, *Fujifilm flags bigger hit from improper accounting at overseas
units*, Reuters (June 11, 2017 8:42 a.m.).

39

during his March trip to Japan. More specifically, the report stated that *"[n]o adequate system has been built and managed at [Fuji]* in order to share [Fuji Xerox's] information, and it cannot be denied *that this point very likely delayed the discovery of the inappropriate accounting practice . . . ."* The report further found that "[t]here were occasions when *[Fuji]* should have started its own, independent investigation, and this point . . . *presumably is one of the factors that caused a delay in discovery of the inappropriate accounting practice in the Matter."*[43] (Emphases added.) The findings of Fuji's independent investigation committee show that Fuji failed to exercise proper oversight of Fuji Xerox.

109. On June 12, 2017, the New York Times reported that the Chairman of Fuji Xerox and three other executives had stepped down because of the accounting fraud.

110. Despite the massive Fuji Xerox accounting fraud revealed by Fuji, which was still uncertain and possibly ongoing, Jacobson, aided by Centerview, continued to fixate on a deal— any deal—with Fuji. In fact, instead of using the accounting scandal as leverage against Fuji, *i.e.*, threatening the possible termination of the TA in light of Fuji Xerox's clear breach of the TA, Jacobson and Centerview shifted the leverage to Fuji by telling Fuji that Xerox "urgently" needed to do a deal with Fuji in light of Icahn's potential proxy threat. Clearly, Xerox was not in any urgent need to do a deal with Fuji even if Icahn's proxy threat was real.

111. Specifically, on or around June 22, 2017, Jacobson made another solo trip to Japan to meet with the Fuji CEO, Komori, the Fuji President, Sukeno and the Fuji CFO, Yoshizawa. ██

██

---

[43] *See, supra*, note 42 (emphasis added).

███████████████████████████

112.   During his trip, Jacobson showered his Fuji contact, financial executive Kawamura, with texts and calls, making no effort to conceal his urgent need to close a deal in the short term:

> It is important that we set a date so that we can keep the process moving *for the reasons I discussed with you.*[45]

> Kawamura-San, *I am getting a lot of pressure from 'the influence' [Icahn] that I discussed with you.* If there is a way for you to confirm one of the dates in August for me from Sukeno-San and Yoshizawa-San to meet in New York in August, that would be a great help. Perhaps they can confirm the date in the next couple of hours? Thank you for your assistance.[46]

113.   Later that day, Jacobson texted Director Defendant Reese and Blair Effron of Centerview:

> . . .

> Just spoke to FF. He explained that it now looks like they may not be able to file until August 14th and would have to come after that date. I told him that would not work. I just sent him 7 dates in July for an exchange of information. *He understands* <u>*the urgency*</u> *and need and he committed to getting back to me with a call on Monday.* I will be boarding in the next 90 minutes.[48]

114.   In an email that same day to Director Defendant Keegan, Jacobson described his meeting that day with Fuji:

> I actually found out more through my channels [and] *the deal is not dead* [but] was clearly put on the shelf [due to] the New Zealand issues. . . . *Komori said that from a strategic standpoint, that the deal still makes sense. However, they know it will be very expensive and it would have to be carefully "spelled out" for the shareholders to understand why they are doing this*. . . [Fuji is] prepared to

---

[45] XEROX_FX-00125520 (emphasis added).

[46] XEROX_FX-00125523 (emphasis added).

[48] XEROX_FX-00007994 (emphasis added).

resurrect their team and meet with us in the first half of August. . . . *I did 'play the Icahn' card, as the reason we need a sense of urgency, and they appreciate and understand this.* . . Komori committed to me that he understands the sense of urgency, and he committed to proceeding with getting the teams together in early-mid August.[49]

115.   Although Jacobson used Icahn as an excuse, the unmistakable message he was conveying to Fuji was that Xerox was desperate to close a deal. If Xerox had urgently needed a deal, revealing that to Fuji would have been a poor negotiating strategy. But this was worse; Jacobson acted with, and openly conveyed, a sense of urgency when there was none. Xerox did not need a deal with Fuji, especially the terrible one he ultimately negotiated and the Director Defendants absurdly approved.

116.   On June 29, 2017, ██████████████████████████████████

███

███

███

███

████████████████████

G.   Just A Few Months Into His CEO Tenure, The Xerox Board Unanimously Determines The Jacobson Is Not The Right CEO For Xerox And Begins To Look For His Replacement

117.   By July 2017, the Board *unanimously* had lost confidence in Jacobson and decided that he was not the right person to lead Xerox into the future. As Defendant Krongard agreed under oath: ██

████████████████████████████████████ Accordingly, the Board decided to

---

[49] XEROX_FX-00053739 – XEROX_FX-00053740 (emphases added).

████████████████████████████████████

42

form a committee called the "Scan Committee" and hired a professional search firm, Heidrick & Struggles ("Heidrick"), to identify potential candidates to replace Jacobson as CEO.[52] The members of the Scan Committee were Keegan, Reese, Brown and Christodoro.[53]

H. Feeling The Heat From Xerox's Largest Shareholder And The Board Itself, Jacobson Takes Matters Into His Own Hands And Proposes The Radical 50.1% Transaction Structure To Fuji Without Any Prior Board Notice Or Authority

118. Already feeling the heat from Xerox's largest shareholders, and now with the Xerox Board looking to replace him, Jacobson's days as CEO were numbered unless he could somehow pull off a deal with Fuji that was conditioned on his remaining. As described above, Fuji was still interested in a deal, and even possibly an all-cash deal, but not at that point given the ongoing Fuji Xerox accounting scandal and investigation. Accordingly, Jacobson decided, on his own and without any prior Board notice or authority, to throw a "Hail Mary" and propose a deal that would be an obvious windfall for Fuji but devastating for Xerox shareholders – a deal very similar to the one proposed by Fuji and rejected by the Xerox Board ten years earlier.

119. Specifically, on July 10, 2017, Jacobson met with Kawamura and other top Fuji executives in New York and proposed the transaction structure that ultimately became the 50.1%-49.9% ownership structure at issue. This was a radical departure from the all-cash deal the Board had previously authorized Jacobson to explore.[54]

120. On July 10, after the meeting, Jacobson texted Keegan and Reese about what he just proposed to Fuji:

> The door is open. *I threw a Hail Mary and we may have a chance.* Schumer is great, as he is on vacation in Greece, so he can get some options for the meeting

---

[52] XEROX_FX-00057073 – XEROX_FX-00057080.
[53] XEROX_FX-00054556 – XEROX_FX-00054558.
[54] XEROX_FX-00000339 - XEROX_FX-00000401.

tomorrow morning. Juice delayed the meeting to 10 am as they want to speak to Japan. ***Still a long way to go, but we have a chance.***[55]

121.   Not surprisingly, Jacobson's desperate and unauthorized "Hail Mary" proposal was met with great internal skepticism at Xerox. On July 16, 2017, ████████████

██

██

████████████████████████████████████

122.   Two days later, on July 18, Bob Brody emailed Jacobson: "For what it's worth ***I think this 51% plan doesn't work and the assumptions and math are shaky.***"[58] Brody assumed at least some Director Defendants would have the same reaction.[59]

123.   On July 20, 2017, ████████████████████████████

██

██

██

██

██

██

████████████████████████████████████

---

[55] XEROX_FX-00008010 (emphasis added).

████████████████████

[58] XEROX_FX-00011211 – XEROX_FX-00011213 (emphasis added).

[59] *Id.*

████████████████████

124. ████████████████████████████████████

██

██

██

██

██

██

██

██

██

██

██

██

██

████████

125. That same day, ██████████████████████████

██

██

██

██

45

I.   The Director Defendants Permit Jacobson To Continue Leading The Transaction Negotiations With Fuji Even Though He Is Riddled with Clear Conflicts of Interest

126.   Despite the formation of the Scan Committee and the obvious conflict of interest it created with respect to Jacobson, the Director Defendants shockingly allowed Jacobson unfettered control over the transaction negotiations with Fuji and to lobby to protect his CEO position as a condition to any agreed-upon transaction with Fuji.

127.   To this end, on July 26, 2017,

46

128. ███

██

██

██

██

██

██

██

██

█

129. ███

██

██

██

████████████████████

130. During the months of August and September 2017, the Scan Committee was meeting weekly and assessing various CEO candidates.[78] Nonetheless, the Director Defendants did nothing to move Jacobson to the sideline and eliminate his conflicted involvement in the negotiations of the transaction with Fuji.

---

[78] XEROX_FX-00054556 – XEROX_FX-00054558.

131.   On August 14, 2017, ███████████████████████████

██

██

████████████████████████████████

█████████

██
██
██
██
████████████████████████████████████

████████

██
██

████████

██
██████████████████████████

████████

██████████████████████████████████████

████████

██████████████████████████████

███████████████████████

████████████████████████████
██████████████
██████████████
██████████████
██████████████

48

132.   On August 22, Jacobson again stressed Xerox's false sense of urgency to close a

deal with Fuji:

> Hello Kawamura-San, as we are approaching the end of the summer, I am
> receiving questions from "my Board" as to when we can engage. I know you are
> doing internal work and that you will select an advisor at the end of the month or
> early in September. *As you know, timing is important.* Can you please let me
> know the timeline of selecting an advisor and when the senior management and
> their respective advisors can meet. Thank you. Jeff[84]

133.   ███

███

134.   ███

They agreed to meet, and on September 8, 2017, Jacobson texted Kawamura with a concern

about the meeting:

> I just sent you an email. My Board will be very concerned that Mr. Yoshizawa
> [Executive Vice President of Fuji Xerox] is not attending. They will view this
> project as not being a priority and it will cause 'others' to question how serious
> [Fuji] is about this, which will have other implications. Regards, Jeff[88]

135.   On September 12, 2017, ███████████████████████

███

███

---

[84] XEROX_FX-00125551 (emphasis added).

███████████████████████████████████

███

[88] XEROX_FX-00125554.

███████████████████████████████

136.

137.   Again and again, Jacobson raised the specter of activism by Icahn to push Fuji to

consider the proposed deal:

138.

███████████████████████████████████

139.   On September 13, 2017, ███████████████████████

███████████████████████████████████

140.   On information and belief, "our friend" was Jacobson's sardonic reference to Icahn, an inside joke he shared with Fuji.

141.   The following day, September 14, 2017, Jacobson again texted Kawamura:

Takashi-san, just an update. ***'Our friend' is aware of the meeting and there is a lot of noise.*** It would be good if we can have FF has a financial advisor meet with Centerview. If after that point, FF says it does not make sense, then we will all react to the consequences. If you would like to arrange a call with Mr. Komori to help convince him of hiring a financial advisor, please let me know. Thanks, Jeff.[97]

142.   ████████████████████

███████████████████████████████████

───────────────────────

[97] XEROX_FX-00125555 (emphasis added).

143.   Eventually, Jacobson's constant pushing and expressions of urgency worked, and Fuji agreed to hire Morgan Stanley as a financial advisor to assist Fuji in connection with its consideration and due diligence of the proposed Xerox transaction.[99]

144.   During the next few weeks, the CEO search firm continued in its efforts to find a replacement CEO for Jacobson. On October 9, 2017, ████████████████████████ ██ ██ ████████

145.   On October 13, the Scan Committee met with the top three candidates in person, including ████████████████████████████ ██ ████████████████████

146.   On October 16, 2017, the CEO search firm emailed Keegan and Reese with an update on the CEO search: "***Committee aligned in assessment that two are exceptionally strong candidates, with one clearly preferred***" and that Reese "assumed active leadership of candidate review and selection process."[103]

147.   On October 18, 2017, Xerox met with Fuji to further discuss the proposed transaction. ████████████████████████████ ██ ██

---

[99] XEROX_FX-00124280; XEROX_FX-00124283, XEROX_FX-00124286, XEROX_FX-00124289.

██ ████████████████████████

[103] XEROX_FX-00053485 – XEROX_FX-00053488 (emphasis added).

148. ██

149. On October 23, 2017, ███████████████████████

53

██

██

150.   The following day, October 24, Jacobson texted Kawamura regarding an

upcoming meeting in Japan between Jacobson and Fuji's CEO, Komori:

> Kawamura-San. I spoke to Blair Effron of Centerview and told him the situation.
> *Due to the time constraints with 'our friend' and the fact that I told the Board I*
> *was seeing Mr. Komori on November 7th, he strongly suggests we have a new*
> *date for me to meet with Mr. Komori before I communicate the postponement to*
> *the Board. Otherwise, 'our friend' will not believe we will be able to finalize a*
> *transaction.* As I will see you and Mr. Yoshizawa on November 14th, can you
> see if it is possible for me to meet with Mr. Komori in Japan on Tuesday,
> November 21? Thank you. Jeff.[111]

Kawamura responded:

> Jeff, thank you for the message. I will check Komori's availability on Nov. 21 and
> tell Yoshizawa that you agreed to postpone your visit to Japan but need to meet
> with Komori after the discussion on November 14 in New York *due to the*
> *situation with Mr I and your Board's strong request*.[112]

151.   The next day, Jacobson exchanged a series of texts with Kawamura concerning

yet another upcoming face-to-face meeting he was planning with Komori in Japan, despite his

ongoing conflict of interest:

> It sounds like Yoshikawa does not want me to meet with Mr. Komori? Is that
> correct, which would be concerning. *Are we confirmed with Mr. Komori and*
> *Mr. Sukeno for Nov 21 in Tokyo and what time? I will need it to be a solid*
> *commitment, because Icahn's representative is on my Board and if I tell the*
> *Board and then we cancel/postpone again, it will be a big issue.* Thank you.[113]

Kawamura:

> Regardless of Yoshizawa's intention, you can do whatever you need to do. I will
> carefully consider the best approach to make it as the solid commitment as soon

────────────────────────────────

██████████████████████████

[111] XEROX_FX-00125563 (emphasis added).

[112] XEROX_FX-00124312 – XEROX_FX-00124313 (emphasis added).

[113] XEROX_FX-00125569 (emphasis added).

54

as possible. Please give me a few more days. Situation is somewhat sensitive here.[114]

Jacobson:

As Mr. Yoshizawa does not support the visit, should we still plan on the 21st for Tokyo instead of the original date of the 7th? I will go with what you tell me. I have total trust in you. Thank you[115]

Kawamura:

Thank you very much. Please plan on November 21. It is important for Yoshizawa to see you and discuss with you and Centerview on November 14 in New York.[116]

152. On October 30, 2017, ████████████████████████

██

██

████████████████████████████████████

████████████████████████████████████

153. At the same time, and despite his clear conflict and the fact that the Board had essentially found his replacement, Jacobson continued to lead the negotiations with Fuji.

J. **Close To Choosing Jacobson's Replacement, The Xerox Board Directs Jacobson To Cease Any And All Further Communications With Fuji Concerning A Possible Acquisition**

154. By early November 2017, the Board had zeroed in on ██████████ as Jacobson's replacement ████████████████████████████████████

---

[114] XEROX_FX-00124339 – XEROX_FX-00124340.

[115] XEROX_FX-00125570.

[116] XEROX_FX-00124343.

████████████████████
████████████████

55

███

███

██

155.   On November 3, 2017, ███████████████████████████████

███

███

█████████████████████████████

156.   Having found a likely replacement for Jacobson, the Xerox Board unanimously concluded it made no sense for Jacobson to continue leading the negotiations with Fuji about the proposed Transaction. The Board also concluded that it made no sense for the Company to continue its negotiations of a potential transaction with Fuji until *after* the CEO issue was finalized.[123]

157.   Accordingly, the Xerox Board directed Keegan, as Chairman, to advise Jacobson that the Board ███

███ On November 10, 2017, Keegan, as directed by the Xerox Board, spoke with Jacobson and told him that the Board did not believe he was the right CEO to lead Xerox into the future and that he was to cease ████████

██████████████████████ Keegan's talking notes reveal that he also told Jacobson:

> *Given our current uncertainties (CEO, MOE) we need to postpone the high level meetings with Fuji planned for the next 2 weeks. Again, this is in Xerox's best interests.*[125]

_____

██
████████████████████████████████

[123] XEROX_FX-00144683 – XEROX_FX-00144684.

████

[125] *Id.* (emphasis added).

158. Defendant Reese, who knew Keegan was scheduled to deliver the news to Jacobson, texted: "Did you tell [Jacobson] where we are in process? That we have a candidate?"[126] Keegan replied: ███████████████████████████████

███

159. Jacobson wasted no time expressing his displeasure to Defendant Reese and sent her the following text that same day:

> Thank you Ann. You are in Austin to be with your daughter, so we can catch up when you return. Obviously disappointed, and candidly, *I believe it is a mistake for the Company, the shareholders, customers and employees, but what's done is done.* What the Board believes is the right decision will be a significant surprise to these constituencies. Please enjoy your weekend. Thank you for reaching out.[128]

160. But that very day Jacobson set off on a course of action that showed he believed nothing was "done" and that he could essentially switch teams to save his job.

K. Seeing His CEO Position Vanish Before His Eyes, Jacobson Defies The Board's Directive And Intensifies His Effort To Quickly Close A Deal With Fuji That Is Coincidentally Contingent On His Remaining CEO

161. The very same day he learned from Keegan and Reese that he was essentially being replaced as CEO, Jacobson reached out to Kawamura, his good friend at Fuji, and texted him saying, "Kawamura-San, please call me at your earliest convenience. Thanks, Jeff."[129] In his conversation, Jacobson told him of the Xerox Board's decision to replace him as CEO and conspired with Kawamura to make sure that Fuji insist that any deal with Xerox be conditioned on Jacobson remaining CEO. In fact, on November 11, 2017, Keegan informed Reese in a text

---

[126] XEROX_FX-00062178.

███████████████████████████

[128] XEROX_FX-00008130 (emphasis added).

[129] XEROX_FX-00124473.

that Jeff informed him that Fuji "is extremely unhappy and wants to talk about Juice when they come."[130]

162.   Faced with Jacobson's assurances that there would be no deal with Fuji without Jacobson, ██

██

███████████████

163.   For the next three weeks, Jacobson would continue to meet with Fuji and move the negotiations down the road, ██████████████████████████████████

████████████████████████████████████

164.   On November 12, Fuji's Kawamura texted Jacobson that "[b]ecause [Fuji CEO] Komori likes you a lot, he will certainly try to help you if you ask his understanding and support."[132]   Thereafter, Kawamura texted about the planned November 21 meeting between Jacobson and Fuji's Chairman:

> As Komori is looking forward to seeing you, if you cancel/postpone your trip to Japan due to your board's direction, he would be very disappointed and may lose the momentum of the deal. As we should be the one team to fight against our *mutual enemy*, I think two CEOs should sit down and discuss our future vision.[133]

165.   Jacobson and Fuji's "mutual enemy" was Carl Icahn, Xerox's largest shareholder. Jacobson responded to Kawamura: *"We are aligned my friend."*[134]

166.   As if Jacobson's disloyalty could not be any more obvious, he was now aligned with Fuji against Xerox's own largest shareholder. In fact, throughout the time the Transaction was being completed, Jacobson's communications reveal a shocking loyalty to Fuji, as Jacobson

---

[130] XEROX_FX-00008041.

████████████████████████████████████

[132] XEROX_FX-00124491.
[133] XEROX_FX-00124502 – XEROX_FX-00124503; XEROX_FX-00124506 (emphasis added).
[134] XEROX_FX-00125580 (emphasis added).

united with Fuji to turn against his own company and its shareholders. From Jacobson's perspective, uniting with Fuji was the only way to save his CEO position. From Fuji's perspective, it was critical to keep Jacobson as CEO—not because Fuji valued his skills, but because through Jacobson, Fuji controlled the Board. On November 14, 2017, senior executives of Fuji, including Kawamura, met with Jacobson and other Xerox executives in New York, along with representatives of the parties' respective financial advisors, Centerview and Morgan Stanley.[135] The main purpose of the meeting was for Xerox to update Fuji on "activism" by Xerox's largest shareholder, Icahn.[136] ████████████████

████████████████████████████████

167.   ██████████████████████████████

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168.   On November 15, 2017 – while most of the Board members believed Jacobson had discontinued all discussions with Fuji about the proposed Transaction, as the Board had directed – Centerview delivered a preliminary term sheet to Morgan Stanley outlining

---

[135] FUJI_XRX_00008007 – FUJI_XRX_00008009 (certified translation).
[136] *Id.*

████████████████

components of a proposed transaction along the lines of what would become the Transaction. It proposed that Fuji would acquire 51% of Xerox in exchange for Fuji's interest in the Fuji-Xerox joint venture, as well as governance arrangements that would apply to Xerox post-Transaction.

169.   On November 20, Jacobson, without the knowledge of the Xerox Board other than Keegan and Reese, travelled to Japan to meet with Fuji's Chairman, Komori. Before their meeting, Kawamura texted Jacobson as follows:

> *Welcome to Japan!* Hope you had a good flight. *I met Komori twice today.* He made a lot of questions. He's looking forward to seeing you tomorrow. I gave your discussion material today. *He said he understands the contents and no need to spend much time on the presentation. He would focus on hearing current situation surrounding you and XC and what we can do.* I will share his main concern in advance. But basically he's ready to send the term sheet unless anything unexpected happens tomorrow. The only issue is Yoshizawa didn't even ask Komori to invite David [Hess of Centerview]. Yoshizawa is very against the idea because he thinks Komori feels uncomfortable. I tend to agree. *Because Komori is in the good mood now. Better not to do anything which may make Komori feel uncomfortable.* Let's talk tomorrow. Take a good rest and see you tomorrow. Best regards.[139]

170.   Jacobson responded "It is good that Mr. Komori does not want to spend much time on the presentation *and that he wants to discuss the 'environment.'*"[140]

171.   Even before Fuji provided a term sheet, it was obvious that Jacobson's plan to close a deal with Fuji and preserve his own position was working. While Keegan had already advised Jacobson that the Board did not believe he should remain as CEO, Jacobson had other plans. As he texted David Hess of Centerview:

> *Sounds like a lot of people here know what is going on, and have heard from Komori personally.* You will meet with Mr. Tamai at lunch who heard from Komori that we are coming together and he said he looks forward to working with

---

[139]   XEROX_FX-00124535; XEROX_FX-00124538; XEROX_FX-00124541; XEROX_FX-00124544; XEROX_FX-00124547; XEROX_FX-00124550 (emphasis added).

[140]   XEROX_FX-00125589 (emphasis added).

60

me. *Kawamura told me that there is no deal without me, so we'll have to figure where this goes.*[141]

172.   On November 21, Jacobson met with Komori. After the meeting, Kawamura praised Jacobson for his impact on Komori: "Strong relationship and trust you built with Komori will enable our long cherished project come true."[142]

173.   After his return from Japan, the conflicted and self-interested Jacobson continued to discuss the proposed acquisition with Fuji and lead the negotiations. At this point in time, Jacobson was especially anxious to have an offer in hand from Fuji given the impending deadline for shareholders to file proxy statements seeking to elect their own directors. Jacobson knew that Carl Icahn was considering his own slate, and he hoped to head that off by having a deal in place. Accordingly, he emailed Kawamura to urge him to move quickly: "I spoke to our Chairman, *and was we are getting close to 'our friend's' deadline, it will be important that the initial offer being made on December 1st is 'substantial enough' to continue the negotiations."*[143] Kawamura responded that Fuji was actively working on a term sheet and encouraged Jacobson to share information with Fuji about Xerox's largest shareholder.[144] What is particularly disturbing about this text exchange is that it confirms that Keegan was keenly aware at this time that Jacobson—who the Board had decided was not the future CEO of Xerox and clearly had a conflict of interest—allowed Jacobson to still be the face of Xerox in the negotiations.

174.   On November 29, in anticipation of the Fuji term sheet, Jacobson sent yet another shocking and revealing text message to David Hess of Centerview: *"I just don't want the Board*

[141] XEROX_FX-00125424 (emphasis added).

[142] XEROX_FX-00124573 and XEROX_FX-00124574.

[143] XEROX_FX-00125602 (emphasis added).

[144] XEROX_FX-00124657 and XEROX_FX-00124658.

61

to get greedy and blow this up, because he went around Sukeno and Yoshizawa, and had Komori approve the '2' [billion dollar dividend]. He said he is counting on us to be able to sell this. Thanks and have a good night." Hess responded: "Whenever it comes in - let's review together before we distribute to Board members, etc."[145] The next day, as they were waiting for Fuji's term sheet, ███████████████████████████████████████

███

████████████████████████

175.   On November 30, Fuji provided a term sheet (the "Fuji Term Sheet") reflecting its formal merger proposal.[147] Consistent with Jacobson's July 2017 proposal, instead of an all-cash deal, Fuji offered a structured transaction in which it would end up owning a 50.1% controlling interest in Xerox. Fuji would gain control of Xerox without the cost of buying out all the shareholders. In fact, the only "price" Fuji would "pay" for control of   Xerox was its interest in the Fuji Xerox joint venture. [148] ███████████████████████████

███

████████████████████████████████████

L.   The Board Yields To Pressure From Fuji And Allows A Defiant And Conflicted Jacobson To Continue Negotiating A Transaction Contingent On His Remaining CEO

176.   By December 2017, Jacobson had succeeded in protecting his CEO position by making himself indispensable—not to Xerox, but to Fuji. On December 1, 2017, the day after

---

[145] XEROX_FX-00125427 and XEROX_FX-00125428 (emphasis added).

███████████████████████████

[147] XEROX_FX-00000306 at 314, 318.

[148] *Id.* at 308.

████████████████

receiving the Fuji Term Sheet, █████████████████████████

███████████

███████████████████████████████

177.   On December 4, 2017, ████████████████████████

██████████████████████████████████████

██████████████████████████████████████

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178.   ██

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179.   The same day, ████████████████████████████

███████████████████████████████████

███████████████████████████████████

_____

█████████████████████████████

██████████████████████

[REDACTED]

180.   Also on December 4, Keegan texted Reese: "Having gotten two blasts today from Icahn, I'm still expecting JC [Christodoro] to explode soon."[155]

181.   On December 5, Xerox sent a markup of the Term Sheet to Fuji, Morgan Stanley and Morrison Foerster. Among other changes, it increased the number of total directors in the acquired Xerox to 12, including 7 Fuji instead of 4, and 5 Xerox "continuing directors" instead of 7 non-independent. Continuing directors have an ongoing right to nominate successors, and while Fuji would vote on those nominees, [REDACTED]

182.   A few days later, [REDACTED]

[REDACTED]

---

[155] XEROX_FX-00008061.

[REDACTED]

65

███████████████

████

183. ████████████████████████████████ Even

worse, the Board did not take action against Jacobson. Instead, it knowingly allowed him to

continue leading the negotiations with Fuji and lobbying Fuji for his own role as CEO in the

combined entity.

184. Notably, the following day, December 8, Icahn's appointee Christodoro resigned

as a director of Xerox and gave notice of joining a slate of three other nominees seeking election

to the Board to Xerox's 2018 Annual Meeting of Shareholders:

> As you know, the Board has been addressing issues I consider vital to Xerox's current and future wellbeing. Until the last few weeks, it appeared that the Board's decisions would be consistent with my views on the best interests of Xerox and our shareholders. It now appears, however, that the Board will make decisions and take Xerox in a direction with which I strongly disagree.
>
> My resignation terminates the June 27, 2016 agreement between Xerox and the Icahn Group. I will be joining it and its other nominees, Keith Cozza, Jay Firestone and Randolph Read, in seeking election to the Board. Both during the campaign and if re-elected as a director, I will advocate my views and urge the Board to get back on track and make decisions that are in the best interests of Xerox and our shareholders.

185. On December 10, Jacobson forwarded a message from Kawamura to Keegan and

Reese:

> This is from Kawamura. When he refers to Board dynamics, he means explaining JC's [Christodoro's] departure to Komori and the impact. I told him to feel free to call me if he needs me to speak to Komori. I also told him to brief me if he has success on his own. I will let David and Bob Schumer know. Jeff

Kawamura's attached text read:

████████████████

66

Jeff, I will meet with Komori and Sukeno in a couple of hours. In case Komori doesn't like my proposal, I may call you from his office so that you can tell him directly regarding the dynamics within xerox board. Are you available to talk from 7pm to 8pm your time? Sorry to disturb you in Sunday evening.[158]

186. That same day, ███████████████████████████████████████

███

███

███

███

187. On December 11, 2017, Icahn filed a Form DFAN14A with the SEC launching his proxy contest and announcing the slate of four directors for nomination at the Xerox 2018 annual shareholder meeting, including Christodoro, Keith Cozza, Jay Firestone and Randolph Read. Icahn's filing created a greater sense of urgency for both the Director Defendants and Fuji to quickly complete a deal.

188. That same day, Jacobson texted Kawamura the following:

Tak, you will see on the internet, that Icahn has publicly called for Xerox to hire a new CEO. This is what we expected. *We will finish our mission and win!*[161]

189. Kawamura responded *"We are supporting you Jeff!"*[162]

190. Fuji's and Jacobson's "mission" was obviously not to maximize value for Xerox shareholders, but to push a deal that disproportionately favored Fuji and at the same time secured Jacobson his CEO position at Xerox, even though the Xerox Board had unanimously concluded that Jacobson was not the right person to lead the future Xerox.

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[158] XEROX_FX-00008016; XEROX_FX-00124818; XEROX_FX-00124821.

███████████████████

[161] XEROX_FX-00124853 (emphasis added).

[162] XEROX_FX-00124860 (emphasis added).

67

191.   On December 12, 2017, Icahn filed another Form DFAN14A with the SEC, threatening Xerox CEO Jacobson's incumbency. Icahn stated that Jacobson was incapable of "changing the current alarming revenue trajectory of 'mid-single digit' year-over-year percentage decreases." Icahn also filed on Form DFAN14A that day an article published by TheStreet.com, which stated that Icahn "suggested that some directors have been on the board for too long, including Chairman Robert Keegan, Ann Nolan Reese, William Hunter and former Citigroup CEO Charles O. Prince. The article quoted Icahn as saying that "[t]he long-tenured members of the board seem to have their heads in the sand . . . ."

192.   That same day, Kawamura sent Jacobson the following text message:

Jeff, I met Komori again today and explained Icahn situation. I said we must win with Jeff and he was energized. He's keen to know any developments surrounding Icahn. Please keep me updated.[163]

193.   Jacobson responded:

Please thank Mr. Komori for me. I appreciate his support and loyalty![164]

M.   The Board Raises Serious "Red Flags" About The Proposed Transaction Terms And Nonetheless Rushes To Approve The Transaction With Jacobson At The Helm

194.   By mid-December 2017, there was still no justification—from the perspective of maximizing shareholder value—for Xerox to enter into the proposed Transaction, much less to complete it quickly or on Fuji's terms. Nevertheless, the Board, which had just recklessly allowed the conflicted Jacobson to continue leading the negotiations, now moved forward with the Transaction, despite red flags and substantial gaps in its due diligence. On top of it all, the Board acceded to Fuji's demand that Jacobson remain as CEO.

---

[163] XEROX_FX-00007958 (emphasis added).

[164] XEROX_FX-00124878 (emphasis added).

195. On December 13, 2017, [redacted]

196. Following the Board's December 13 meeting, the transaction began to move forward. For the first time since Fuji had expressed interest, the Board formed a Transaction Committee, a committee of convenience, consisting of Keegan, Reese, Prince and Echevarria to monitor progress in real time.[167] From December 18 to January 25, the Transaction Committee would hold seven meetings. The total duration of all [redacted] meetings combined was [redacted]

197. On December 13, Jacobson and Hess spoke with Kawamura. Hess texted:

> I love Tak's spirit... he's zooming ahead to the announcement. Hope he appreciates what needs to get done between now and then!
>
> Jacobson responded:
>
> I don't think he does. They would probably sign without much due diligence.
>
> [redacted]

198. On December 18, 2017, Kawamura texted Jacobson about his boss, Yoshizawa, and what role he should have in the new Xerox:

[redacted]

[167] XEROX_FX_00007553 at 7561.

[redacted]

69

One more note to you. This is rather private. I had a dinner with Sukeno tonight. He asked me about Yoshizawa. *I told him my honest view about Yoshizawa. He should not play the key role in our new combined company.* It was a kind of gamble for me but Sukeno did not deny my view. Looks like he was feeling in the same way. If Komori or Sukeno ask you the same question, I think they will during the course of management discussion, I would appreciate your honest input. This is VERY important. Best regards[169]

Jacobson replied:

Why do you think Sukeno asked? Does he have doubts? Regards, Jeff

Jacobson then followed up:

If he asked you, then he probably knew the answer and was looking for confirmation.

Jacobson:

Sounds good. I am here for you.[170]

199.   The foregoing texts between Jacobson and Kawamura demonstrate the "favors" each was willing to do for the other in regard to their positions with the new Xerox.

200.   On December 23, 2017, Jacobson texted David Hess of Centerview expressing his displeasure with Keegan possibly coming with him to the signing ceremony in Japan: "Spoke to Keegan today. He told me that board members are encouraging him to go to Japan with me for the 'ceremonial' signing. I believe it would be inappropriate for a non-exec chair to do so. They need to start functioning like a Board. I told him in a gentle way. Hope you are having a great time."[171] Notably, this text by Jacobson was more than one month before the Board's eventual approval of the Transaction and while there was still much due diligence to be performed by both

---

[169] XEROX_FX-00124932; XEROX_FX-00124935; XEROX_FX-00124938; XEROX_FX-00124941 (emphasis added).

[170] XEROX_FX-00125631 – XEROX_FX-00125633.

[171] XEROX_FX-00125454.

70

parties. It seems that at least Jacobson believed the deal was already a "done deal" and would ultimately be approved by the Board.

201.   On December 25, 2017, Jacobson continued his campaign with Fuji to ensure that he remained as CEO of Xerox, despite acknowledging the obvious conflict, and texted Kawamura the following:

> At some point, [Komori] will need a phone call with our Chairman [Keegan] on this issue, *as it is a conflict if I directly discuss it without the Chairman's knowledge. The Chairman is aware that Mr. Komori would like me to run the new company*, but if I come for that purpose, it would be good for them to have a phone call.[172]

202.   A few days later, December 28, Jacobson again texted Kawamura:

> Tak, also, I spoke to David Hess. You may want to have a conversation with him, *as he has some concerns whether we will be able to make the January 31 date.* We all want to make the date, but he has some concerns. Perhaps if you understand those concerns, we can expedite things to minimize his concerns on the timing. Thanks, Jeff

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203.   Despite the foregoing text, that very same day, ████████████████

████████████████████████████████████

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204.   On January 6, 2018, Xerox CFO Osbourn emailed Hess and others noting one of the problems with the "synergies" supposedly created by the Transaction, on which the Board was relying to justify the economics of the deal:

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[172] XEROX_FX-00125639 (emphasis added). ██████████████

██████████████████████████████

I would point out it is key for us to be able to differentiate between synergies created as a result of the transaction vs those that can be done without a transaction.[175]

205. On January 10, 2018, the Wall Street Journal reported that Xerox and Fuji were in talks about a possible transaction that might include Fuji taking control of Xerox.[176] This second-hand report, citing "people familiar with the matter," was the first indication of any kind to the public that there might be a deal in the offing between Xerox and Fuji.

206. On January 12, Centerview met with the Board to provide an update on the transaction.[177] ███

███

███

███

███

███

███

207. As if the Board needed any more proof that the Transaction was not in the best interest of Xerox shareholders, on January 17, 2018, after being ignored for months and learning that Xerox was now in discussions with Fuji to substantially alter the joint venture relationship between Xerox and Fuji, Plaintiff wrote a public letter to the Director Defendants (a copy of which is attached hereto as part of Exhibit E), which stated as follows:

---

[175] XEROX_FX-00035772.

[176] XEROX_FX-00000057 at 063.

[177] *Id.* at 061.



For nearly a decade, I have been one of the top five shareholders of Xerox Corporation (the "Company" or "Xerox") and today am the third largest shareholder of the Company. During that period, despite a litany of challenges and disappointments too numerous to list here, I have not taken the step of writing a public letter to the Board of Directors of the Company (the "Board"), instead preferring to engage with Xerox privately, following the sale of my company, Affiliated Computer Services, Inc., to Xerox in 2010.

Today, in order to protect all Xerox shareholders and to ensure that the Company does not take further steps to damage our collective shareholding investment, I am changing my long-standing position to publicly demand that Xerox immediately disclose its critical joint venture agreement with Fujifilm Holdings Corporation ("Fuji") in accordance with the unambiguous disclosure requirements of the U.S. securities laws. I further demand that the Board hire new and independent advisors following discussions with us to evaluate the Company's strategic options with Fuji, including the potential termination of what I suspect but am unable to yet confirm is a one-sided value destroying agreement disfavoring Xerox, that Fuji has repeatedly breached, including last year through the Asian "WorldCom" accounting scandal at Fuji Xerox. I wrote to the Board over eight months ago on this matter (attached), and I have repeatedly spent time and resources to explore these issues and request the relevant documents from the Company to no avail. I am very disappointed in Mr. Jacobson and his lethargic approach regarding Fuji.

As you well know, shareholders and potential shareholders have been perplexed and put off of the Company by the venture with Fuji, speculating at the incredible materiality of its secret terms, from change of control provisions to manufacturing most of Xerox's products to all manner of potential terms that incredibly in 2018 are not disclosed by the Company at all. In this era of corporate governance, to omit disclosures of this magnitude and materiality is breathtaking.

Furthering the harm, we read with interest that Xerox is now in discussions with Fuji to substantially alter its relationship with Fuji, which was material enough to warrant front page news in many of the most prominent financial news services, but left shareholders and potential shareholders guessing as to how to evaluate a change to a bedrock agreement guiding the Company's future that is nowhere disclosed in its voluminous public filings.

It is now on record in a recent Wall Street Journal article that the venture has raised serious doubts in the minds of many Xerox investors and has moved overwhelmingly in Fuji's favor over time (see Wall Street Journal, "*In Talks, Fujifilm Outshines Xerox*"). At a time when the Board should be aggressively pursuing our shareholder rights to terminate the Fuji venture and liberate the Company globally, to instead plot in secret in violation of the law to cook up a short term band-aid is insufficient and unwise in the extreme and warrants shareholder action.

73

All shareholders deserve to know now what Xerox's rights are under the central existing agreement governing the Company's future so that they can engage the Company, provide their views and make their investment and voting decisions with at least the minimum cards on the table. At a time when the Company appears to be bellying back up to a bar that has been unforgiving to Xerox that is doubly so.

208.   That same day, ████████████████████████████████████

██

██

████████████████████████

209.   On January 16 and 17, 2018, senior Xerox executives and Centerview met with Fuji and Morgan Stanley in Tokyo.[182] Jacobson and Kawamura were busy working behind the scenes to make sure that Fuji used its leverage to ensure that, despite the Board's conclusion that he needed to be replaced, Jacobson would remain as Xerox's CEO.

210.   On January 17, 2018, Kawamura texted Jacobson:

Jeff, hope you had a good flight. *I met with Komori again today. He is concentrating on the new management and the board.*

Jacobson:

That is good. *Are things on track as we discussed for you role and my role*? Regards, Jeff

Kawamura:

I think so. But he did not mention the name.

Kawamura:

I heard you gave him your idea about the continuing directors. Can you give me top five candidates?

Jacobson:

████████████████████████████

[182] XEROX_FX-00000057 at 062.

74

It is important that Mr. Komori tell Bob Keegan what he wants. I told Mr. Komori this. I believe the directors who will want to continue (to be confirmed) are Keegan, Reese, Rusckowski, Prince, Tucker and Echevarria. Of the 6, there are 5 spots and all should be fine. . . . *Do you think Sukeno will be able to persuade Mr. Komori*?. . .

Kawamura:

Thank you. I mean Sukeno is not as excited as Komori about this deal. . . . *I clearly told Komori to tell Keegan that he wants Jeff to be the CEO.*[183]

211.   During their negotiations, Xerox and Fuji discussed the amount of estimated "synergies" they would achieve from the transactions. The higher the number, the more Xerox would argue that its shareholders were receiving a virtual premium in the form of synergies, rather than a (real) cash premium. According to Fuji's Chairman Komori, ▆▆▆▆▆

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212.   On January 19, 2018, less than two weeks before the Transaction was approved,

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213.   On January 20, 2018, ▆▆▆▆▆▆▆▆▆▆▆▆▆▆

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[183] XEROX_FX-00125153; XEROX_FX-00125672; XEROX_FX-00125156; XEROX_FX-00125162; XEROX_FX-00125673; XEROX_FX-125674; XEROX_FX-00125165; and XEROX_FX-00125169 (emphasis added).

▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

214.   The next day, January 21, Mancini again emailed Osbourn raising the following

additional questions about the Transaction:

Why now? you said you had a strategy, you are saying you are on track for year one, you seemingly have a decent Q4, you have this 50 year relationship with FX, why now?

Neither of you have ever been low cost providers in an increasing commodity market - why should we believe this deal changes anything other than more cost reductions and hope of something competitive downstream when nothing in your dna supports this?

What do you get for conceding control?

Valuation doesn't seem rationale - explain why this is a great deal for Xerox and again should be done now?

Didn't they just have a massive fraud, fired mgmt, have a report of weak processes throughout- don't they need to fix this first?

Your international operations have historically performed much worse than the US - how does this newco expect to manage all of this new international business successfully?

How do you plan on dealing with culture differences and language differences?

This deal is predicated on cost reductions and mostly with them - why don't they do those first and Xerox shareholders only pay 25% of their cost versus 100% after this deal?

76

Bottom line, did you really have a viable strategy before? How does this deal align with your prior strategy? What product gaps does this solve and when?

Wouldn't a deal with a low cost provider make more sense? What other options did you consider?

How did you land on this is the best thing for Xerox?

Have a lot more but here are a few to consider. I suspect the opposition will be prepared to press these and many more very aggressively.[188]

215.   On January 23, 2018, Jacobson received a call from the President of ██, who was expressing interest in a possible combination with Xerox.[189] Jacobson responded that if ██ were interested in making a proposal, it should do so "██████████ quickly."[190] ████████

██

██

██

██

██

██

████████████████████████████████ Now, when ██ reached out to Xerox expressing interest, Jacobson essentially discouraged it from even making an offer. Indeed, Jacobson had no incentive to properly pursue a deal with ██ when his only savior was Fuji.

216.   On January 24, less than a week before the deal was scheduled to be announced,

██

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[188] XEROX_FX-00029116 (emphasis added).
[189] XEROX_FX-00000116.

████████████████████

217. The same day,

79

218. ██

██████████ The most important thing for the members of the Board was to close a deal. Otherwise, they feared, Icahn would "attack" both Xerox and Fuji. That meant that although Xerox would not have audited financial statements for Fuji Xerox, the company whose stock was paying for the Transaction, although the Board members did not believe Jacobson was the right person to be Xerox's CEO, ██████████████████████████████████ ██████████████████████████████ and most importantly, although the Xerox shareholders would not receive an appropriate control premium, when Fuji pushed back, the Board went ahead anyway – with Jacobson as the CEO, without Fuji Xerox audited financials, with an announcement on January 31, and without an adequate control premium.[195]

219. Around this same time, Jacobson likewise conveyed the following points to Fuji.

- Financial due diligence is incomplete and "I have just discovered that our financial projections do not create the shareholder value that we absolutely need."

- If necessary, we can share ideas regarding transaction structure.

- "Given these issues, we do not believe Jan 31 announcement is possible" [later referred to as "next week"] The deal is "too attractive . . . to lose."

- Although Fuji will control NewCo "minority shareholder protections are critical"

- Regarding Icahn / Deason: "if we do a smart transaction, our shareholders—including our largest—will support it"

- "[I]f there is a fight after announcement, we will work together to win that fight . . . Icahn will attack both of us if there is no deal."[196]

220.   In response, ███████████████████████████████████

██

██

██

██

██

██

221.   Later that same day, Kawamura texted Jacobson and Hess the following:

David and Jeff, I called David but couldn't reach. **Komori says Fujifilm will walk away from this deal if you won't keep the announcement schedule.**[198]

222.   A few minutes later, Kawamura separately texted Jacobson telling him to take Komori's warning seriously. "There's nothing makes more sense than our project."[199]

---

[196] XEROX_FX-00071370 (emphasis added).

[198] ██████████████████████████

[198] XEROX_FX-00125239 (emphasis added).

[199] XEROX_FX-00125254.

81

223. Meanwhile, on January 24, ███████████████████

██████████████████████████████████

███████████████████████████

████████████████████████████████████

███████████████████████

██████████████████████████

█████████████████████████████████████

████████████████████████████████

███████████████████████████████████████

224. On January 25, 2018, ███████████████████

██

██

██

██

██

██

██

██

███████████████

████████████████████████████

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INDEX NO. 650675/2018

RECEIVED NYSCEF: 04/15/2018

225.   On January 25, Keegan advised Komori in a letter that the Xerox Board requested: (1) additional comfort on the financial condition of Fuji Xerox, including the delivery of three years of audited financial statements by PwC; (2) that the period regarding continuing directors be reduced from seven to five years to "properly protect the public shareholders of Xerox"; (3) a single CEO (Jacobson), rather than co-CEOs; and (4) both parties to ensure that the transaction is actually consummated once announced.[202]

226.   On January 26, Kawamura emailed Jacobson, reporting that Mizayaki would be the new COO of the combined company and that

> *Mr. Komori agrees to have you as the single CEO of the combined company.*
> *Congratulations!*[203]

227.   The same day, Keegan texted the news to Reese:

> It appears that Fruit has agreed to all aspects of my letter. This includes the CEO.
> YES! *I remain uncertain re Governance, we will see.*[204]

228.   On January 27, Kawamura emailed Jacobson attaching a letter from Komori to Keegan. Komori told Keegan he had "made a decision to accept all of four requests by you if the Xerox Board accepts a January 31st signing." This included a single CEO position held by Jacobson.[205]

229.   On January 27, Kawamura texted Jacobson privately:

> *Jeff, it was such an challenge for me the last few days. Komori didn't like to*
> *compromise from him in writing. I called him at home three times yesterday to*
> *get his approval. I was terribly scolded. He will never compromise any more.*
> *Now I am just hoping to hear the good news from you.*[206]

---

[202] XEROX_FX-00055666.

[203] XEROX_FX-00071562 (emphasis added).

[204] XEROX_FX-00008090 (emphasis added).

[205] XEROX_FX-00071756 – XEROX_FX-00071757.

[206] XEROX_FX-00125291 and XEROX_FX-00125294 (emphasis added).

83

230.   Also on January 27, just a few days before the eventual announcement of the

Transaction, ██████████████████████████████████████

██
██
██
█████

████████████████████

██

231.   On January 28, Centerview made a presentation to the Board. ████████████

██

██

████████████████   Notably, Xerox's stock closed at only $28.23/share on April 12, 2018.

232.   As of January 29, just two days before the scheduled announcement of the

Transaction, the parties were still fighting over the amount of synergies they were agreeing the

combined companies would receive from the Transaction.   That day, Kawamura emailed

Jacobson, objecting to Jacobson's suggestion to adjust synergies to $1.7 billion.   Kawamura

stated: "There was a strong resistance to accept the change because this request was influenced

by the unfriendly member of the board."   Kawamura also requests that Xerox stop its plan of

filing the JEC and *"explain why you have to file JEC and get our consent*," noting that filing

the JEC *"will certainly create even further controversy on our side"* and that *"[t]hings are*

going toward the wrong direction."[209]

_____

████████████████████

[209] XEROX_FX-00065040 (emphasis added).

233. Also on January 29, Centerview's Hess emailed Katz, copying Jacobson and Osbourn, discussing the Fuji Xerox Valuation and "Implied Premium" and acknowledging that the Transaction provided no realistic control premium to Xerox shareholders:

> *We are not talking about premium publicly. That is a made up number. But we are trying to come up with a way to talk about relative value.*[210]

234. On January 30, the day before the Board's supposed approval of the Transaction,

235. On January 30, Centerview presented the Transaction to the Board and provided an opinion letter regarding the fairness of the Transaction even though, as the Board knew, there were still significant risk areas left open, as well as critical risks identified in due diligence.[212]

236. That day, based in part on the "made up" control premium, and in spite of the information Xerox was still missing, Jacobson and the other Director Defendants passed a resolution approving the Transaction:

---

[210] XEROX_FX-00062796 (emphasis added).

[212] XEROX_FX-00000209 and XEROX_FX-00000534.

[REDACTED]

237.   And Jacobson remained in place as CEO.[214]

238.   On January 31, [REDACTED]

[REDACTED]

N.   **The Dramatically One-Sided, Undervalued Change Of Control Transaction Approved By The Director Defendants And Its Improper Deal-Restrictive Terms**

239.   On January 31, 2018, Xerox and Fuji announced that they had entered into a definitive agreement to combine Xerox into Fuji Xerox. On February 5, 2018, Xerox filed a

---

[214] XEROX_FX-00000209 at 214.

[REDACTED]

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Form 8-K and attached copies of the Transaction agreements, including a Redemption Agreement and a Share Subscription Agreement. Pursuant to the terms of these agreements, Fuji Xerox, which is currently owned 75% by Fuji and 25% by Xerox, will become a wholly-owned subsidiary of Xerox, with Fuji Xerox taking out a loan for an amount up to $6.1 billion, along with cash on hand (if any), to acquire Fujifilm's ownership interest in Fuji Xerox. Following the acquisition, Fuji will use the $6.1 billion of proceeds to purchase newly issued shares of Xerox, giving it a 50.1% of ownership interest in Xerox, with Xerox's current shareholders owning 49.9% of the combined company. Xerox will then take out a $2.5 billion loan to pay current Xerox shareholders a special cash dividend of $2.5 billion, approximately $9.80 per share of common stock of Xerox. After the closing, the combined entity will repay the loan taken out by Fuji Xerox to fund the acquisition of Fuji's ownership interest.

240.   With respect to the corporate governance of the new, combined entity, Defendant Jacobson, the person the Xerox Board had determined was not the future leader of Xerox and sought to replace, will somehow serve as the CEO of the new combined entity. Additionally, the board of the new combined entity will have twelve members, seven appointed by the Fuji board (one of whom will be Jacobson) and five independent directors from the current Xerox Board. Thus, a majority of the current ten (10) member Xerox Board who approved the proposed Transaction will obtain executive or board positions in the new Fuji Xerox.

241.   This complex and opaque Transaction approved by the conflicted Director Defendants dramatically undervalues the Company and gives Fuji majority ownership and control over Xerox without Fuji having to spend a single penny or having to provide any realistic control premium to Xerox shareholders. Notably, change of control premiums for comparable transactions generally average approximately 25%-30% over market price. In fact, to the extent

87

there is any premium or value creation through the Transaction, that is because the overwhelming majority of synergies would come from Xerox, and not Fuji. Not surprisingly, in the Company's recent public disclosures concerning the Transaction, and in a clear effort to mislead shareholders and make the Transaction look more attractive than it really is, the Company valued itself (excluding its 25% share in the Fuji Xerox joint venture) at a lower EBITDA multiple than its current market value (including its 25% share in the joint venture).

242. Moreover, the conflicted Director Defendants failed to comply with their fiduciary duties by agreeing to terms that disproportionately favor Fuji and create extreme post-Transaction risk for Xerox shareholders. For example, Fuji is being allowed to purchase only 50.1% of Xerox despite the fact that Xerox, relative to Fuji Xerox, has greater revenue, greater EBITDA, and greater operating profit. Also, allowing Fuji to purchase 50.1% of Xerox—just enough to create its control—leaves the other 49.9% of Xerox shareholders hostage and subject to abuse by Fuji. Indeed, it is highly unusual and not the market-norm for the board of the target company—such as the Director Defendants—to approve a change of control transaction where the buyer corporation only owns 50.1% of the combined entity, as opposed to buying out all of the shareholders and acquiring 100% of the stock.

243. Further evidence of the one-sided nature of the Transaction is that under the new dividend structure agreed to by Fuji and Xerox for the new combined Fuji Xerox, Fuji will end up receiving over $120 million more in annual cash dividends than it currently receives from the joint venture, while Xerox shareholders will receive $0 in additional regular annual cash dividends. Simply put, this is a one-sided, disastrous deal for Xerox shareholders. It is therefore no surprise that Xerox's stock price has not experienced the usual rise after an announced change

88

of control transaction, but instead has seen a decline in its stock price as the market clearly understands how unfavorable the Transaction is for Xerox shareholders.

244.   Additionally, the Director Defendants abdicated their fiduciary duties to Xerox shareholders by lying to Xerox shareholders in the current disclosures related to the proposed Transaction. Specifically, the Director Defendants have led Xerox shareholders to believe that they had no way out of Fuji's deal-restrictive "crown jewel" lock-up rights under the joint venture agreements and, therefore, they are essentially forced to do a deal with Fuji. This is simply not true. The Director Defendants have had the legal right to terminate the joint venture agreements and Fuji's "crown jewel" lock-up rights since last year, prior to any negotiation or approval of this proposed Transaction, in light of the massive accounting fraud committed by Xerox Fuji, under the watchful eye of Fuji. And had they exercised such rights, the Company would have freed itself from Fuji's "crown jewel" lock-up rights and taken back complete control over the use of its intellectual property and the licensing, manufacturing, and selling of its products in the Asia and Pacific Rim markets. With such freedom and control, Xerox would be in a significantly greater position to negotiate a strategic alternative with Fuji, another competitor, or third party. Yet, the Director Defendants consciously chose not to take such action and instead proceeded with the totally one-sided and economically starved Transaction with Fuji.

245.   Even worse, the Director Defendants have made it impossible to now consider any alternative proposal prior to the shareholder vote because, under the Share Subscription Agreement entered into as part of the Transaction, the Director Defendants have shockingly made the previously undisclosed, terminable and admitted deal-restrictive "crown jewel" lock-up rights of Fuji under the joint venture agreements permanent. A copy of the Share Subscription

89

Agreement is attached hereto as Exhibit G. Specifically, under Section 4.01(b)(xiv) of the Share Subscription Agreement, the Director Defendants have agreed not to amend, waive or *terminate* any Xerox "Material Contract," which includes the joint venture agreements, and to allow Fuji to seek specific performance if Xerox breaches this provision of the Agreement. In other words, the Director Defendants have effectively given Fuji a "get-out-of-jail-free" card and released the Company's ability to pursue legally sound and ripe termination rights under the joint venture agreements and thereby undo the prohibitive "crown jewel" lock-up rights Fuji has therein. Thus, Xerox shareholders were left in the dark about Fuji's "crown jewel" lock-up rights for nearly two decades and, when finally informed about them, they are left to discover that the Director Defendants have actually agreed to make Fuji's lock-up permanent. Worse still, the Director Defendants exacerbated the deal-restrictive effects of the crown jewel lock-up by piling on additional deal restrictions to the Transaction, including a hefty $183 million termination fee and an unprecedentedly long 6-day unlimited Fuji match right. These two additional deal protections further discourage any actual competition that would benefit Xerox shareholders. Such bad faith conduct by the Director Defendants is simply inexcusable.

246. In fact, by making Fuji's "crown jewel" lock-up rights permanent, while simultaneously adding additional deal protections, the Director Defendants are further misleading shareholders by stating in the public filings associated with the Transaction that they have the right to accept and consider new "unsolicited" offers, knowing full well such a right is illusory. It is absurd to believe that the Director Defendants truly have the freedom to entertain new offers at this time when Fuji has permanent lock-up rights under the terms of the proposed Transaction. The reality is that the only way the Director Defendants can truly engage in a fair and equitable bidding process is if Fuji's "crown jewel" lock-up is either terminated or mitigated,

90

which the Company has the legal right to do, and potential bidders can then make a bid for Xerox with complete access to the Asia and Pacific Rim markets and the benefit of the investment in Fuji Xerox.

247.   The Director Defendants' contemporaneous internal communications demonstrate that the Board was aware that this subpar Transaction was the result of the crown jewel lock-up's deal-restrictive effects. For instance, on February 1, 2018, just one day after Xerox and Fuji announced that they had entered into a definitive agreement to combine Xerox into Fuji Xerox, Charles Prince (a Xerox Board Member and member of the Transaction committee) admitted that Xerox was "locked out" of the growing Asia market by the Fuji Xerox Joint Venture agreements, making it "impossible" for other potential bidders to compete:

> Indeed. In some ways, sad: a (formerly iconic) US company selling control to a Japanese company.

> But there is a Joint Venture agreement, entered into 55 years ago (!). which made it practically impossible for Xerox to sell to anyone else. It's pretty amazing: when the JV was entered into, no one ever imagined that Xerox would ever need to sell itself and no one ever imagined that Asia (which Xerox is locked out of by the JV) would be the fastest growing region. A really amazing problem. XRX 7806.

248.   As Fuji's Chairman Komori put it, ██████████████

██████████████████████████

████████████████

249.   It was not until February 9, 2018—more than a week after announcing the proposed Transaction—that Xerox finally came clean to shareholders and admitted in its public disclosures concerning the Transaction that Fuji's "crown jewel" lock-up rights under the joint venture agreements—which it kept hidden from Plaintiff and other shareholders for nearly two decades—prevented the Company from entering into a change of control transaction with anyone other than Fuji. As Xerox stated in a slide presentation to shareholders: *"Existing Joint Venture*

91

Agreements Limit Xerox's Strategic Flexibility." A copy of the Xerox slide presentation is attached hereto as Exhibit H. The following is the portion of the presentation confirming Fuji's stranglehold on Xerox as a result of the "crown jewel" lock-up rights Fuji has under the joint venture agreements:

Existing Joint Venture Agreements Limit Xerox's Strategic Flexibility

Fuji Xerox Joint Venture Governance and Dividends	• Joint venture contract establishes rights and obligations of Fujifilm and Xerox in respect of the Fuji Xerox joint venture • Fujifilm designates 9 of 12 directors and chooses senior management • Xerox designates 3 directors and has dividend rights and approval rights over limited fundamental Fuji Xerox matters • If a named competitor acquires more than 30% of Xerox, Fujifilm can terminate the joint venture contract • If any other person acquires more than 50% of Xerox, Fujifilm can terminate certain Xerox approval rights
Intellectual Property	• Xerox is restricted by IP rights from selling xerographic products in Asia; Fuji Xerox has exclusive and non-exclusive rights to certain Xerox intellectual property and trademarks in Asia • Through March 2021, if Xerox is acquired by a third party these restrictions would continue to restrict Xerox and its subsidiaries • If Xerox acquires a third party, then such third party would become subject to the restrictions and obligations described above
Supply Arrangements	• Fuji Xerox can terminate certain supply agreements if (i) Xerox undergoes a "substantial change" in the composition of its Board and/or management and (ii) Fuji Xerox can demonstrate it has a "reasonable basis" to believe the benefits it expected to derive from the master program agreement governing such supply agreements are in "substantial jeopardy"

 FUJI Xerox

 xerox 10

250.   Given these admissions, it is abundantly clear that the Director Defendants could not—and did not—conduct any true and fair bidding process in connection with this proposed Transaction and, even worse, without Court intervention, they are precluded from doing so now because of the ***permanent*** blocking rights Fuji has under the Share Subscription Agreement.

O.   The Board Continues To Deceive Shareholders About The Negotiation Process And Purported Merits Of The Transaction

251.   In its January 31, 2018 press release about the Transaction, Xerox stated:

Today's announcement follows a ***comprehensive review*** of our strategic and financial alternatives led by Xerox's independent directors that began after the separation of Conduent in 2016. Upon ***careful consideration of all alternatives available to the company***, the Board of Directors concluded that this combination is ***clearly the best path to create value for our shareholders***. (Emphases added).

92

252. But the evidentiary record paints a much different picture. The Company did not engage in a comprehensive review of its strategic options and financial alternatives. The Company did not fully explore various other deal structures with Fuji nor did Xerox actively pursue other companies to see if they would consider a superior arrangement. Among other things, contrary to the advice of its own financial advisor, the Board neglected to consider any of the following strategic and financial alternatives:

- The Board did not reach out to any other competitors about possible alternatives.

- The Board did not reach out to any Asian counterparties about possible alternatives.

- The Board barely reached out to financial sponsors about possible alternatives.

253. Even more shocking is Xerox's representation that the Transaction was *"clearly the best path to create value for our shareholders."* That statement was contradicted by

254. On April 10, 2018, Xerox filed a Schedule 14A preliminary proxy statement (the "Proxy Statement") seeking Xerox's shareholders proxy for the 2018 Annual Meeting and the approval of the Transaction. Xerox urges shareholders not to wait for the Annual Meeting:

Your vote is extremely important. Please vote your shares as soon as possible by following the instructions on the enclosed WHITE proxy card, even if you

93

plan to attend the Annual Meeting. Voting now will not limit your right to change your vote or to attend the Annual Meeting. (Emphasis in original).

255. Unbelievably, the Proxy Statement repeats many of the material misstatements and omissions described above about the nature of the Transaction and the conflicted and inadequate process that led to it, and adds additional material misstatements. Although it leads shareholders to believe that the Transaction was the result of a process in which the Board fully considered all available strategic alternatives, it conceals the material facts described above: the true motivations for entering into the Transaction, the Board's failure to complete the steps recommended by its financial advisor to ensure the best deal, and the missing audited financial statements for Fuji Xerox and other due diligence red flags.

256. In addition, the Proxy Statement does not disclose that:

- Xerox and Fuji discussed substantially the same structure in 2007 but Xerox rejected it because it would have given Fuji effective control of Xerox without a satisfactory control premium to Xerox shareholders.

- In March 2017 the Board only authorized Jacobson to propose to Fuji a 100%, all-cash acquisition.

- Fuji did not tell Xerox in April 2017 that an all-cash offer was off the table permanently; it said that an all-cash transaction was not available in the near term because of the unresolved accounting issues at Fuji Xerox.

- Fuji's only concerns about an all-cash transaction in April 2017 were the unresolved Fuji Xerox accounting issues.

- On May 16, 2018, Icahn told Jacobson that if Xerox was not sold, Icahn would push for him to be replaced as CEO. That threat, as well as the continuing threat that Icahn would nominate his own slate of directors and push for Jacobson's removal, was the driving factor that led Jacobson to propose and negotiate the Transaction.

- It was Jacobson who initially proposed the alternative structure that would become the 50.1% Transaction, without the prior authorization of the Board.

- By November 2017, the Board's search committee had zeroed in on a replacement candidate, ███████████████████████

94

- The Board unanimously directed Keegan to instruct Jacobson to discontinue ███

- ███████████████████████████

- Jacobson had repeated meetings and communications with Fuji in which he improperly lobbied for his position as CEO of Xerox.

- ███████████████████████████

- ███████████████████████████

257.   The Proxy Statement contains a number of affirmative statements that are made misleading by the Board's many omissions. For example:

- While the Proxy Statement says the JEC contains "customary change of control provisions for the benefit of Fujifilm," it does not disclose that, as Director Defendant Prince put it, the joint venture agreements made it "practically impossible" for Xerox to sell to anyone other than Fuji. The Proxy Statement also does not disclose the role the joint venture agreements played in the Board's entering into the Transaction or the fact that the change of control provision in the JEC is not "customary."

- The Proxy Statement fails to disclose the true circumstances and rationale for the Board's search for CEO candidates. Contrary to the Proxy Statement disclosure, as early as July 2017, the Board was disappointed in Jacobson's performance and determined unanimously he was not the right leader and needed to be replaced.

- Although the Proxy Statement states that Jacobson met with Fuji's senior management in Japan on November 21, 2017, it does not disclose that, because the Board was working to replace Jacobson, it had directed him to discontinue ███ ███████████████████████████

- The Proxy Statement reports that the Board unanimously determined that the potential transaction with Fujifilm "was in the best interests of Xerox and its shareholders," without disclosing that the Board failed to take the steps required to create value for shareholders.

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CLAIMS FOR RELIEF

COUNT I

BREACH OF FIDUCIARY DUTY

(AGAINST THE DIRECTOR DEFENDANTS)

258.   Plaintiff incorporates by reference the allegations set forth in paragraphs 1–257 above as if fully set forth herein.

259.   The Director Defendants stand in a fiduciary relationship with Plaintiff and the other public shareholders of Xerox and owe them, as well as the Company, fiduciary duties of care, good faith, loyalty, candor, and independence. To this end, the Director Defendants are required to not act in bad faith or with deceit, and must avoid conflicts of interest. In addition, in undertaking a change of control transaction, the Director Defendants are required to act in the best interest of Xerox shareholders and attempt to obtain a control premium that is fair and adequate. Indeed, shareholders do not get a second bite at the apple when dealing with a change of control premium. The Director Defendants are also required to ensure that the process surrounding the negotiation, consideration and approval of such a transaction is fair and free of "deal protection" devices that impede the Company's and its shareholders' ability to conduct a market-check on the proposed Transaction.

260.   As described above, in negotiating and approving the proposed Transaction, the Director Defendants, individually and acting as a part of a common plan, breached their fiduciary duties of care, good faith, loyalty, candor, and independence to Plaintiff and Xerox's other shareholders.

261.   Among other things, the Director Defendants did not act in the best interests of the Company and its shareholders when they permitted the Transaction to be designed and

96

negotiated by a conflicted CEO, who pursued the one-sided deal against the interests of Xerox in order to cement his own position. The Director Defendants also relied on a conflicted financial advisor who did not act to serve the Company or its shareholders but to support Jacobson's plan to remain in his position at all costs.

262.   The Director Defendants also breached their fiduciary duties in rushing to approve a seriously-flawed Transaction without any apparent exigency other than to potentially prevent or defeat an activism action by Xerox's and Fuji's "mutual enemy," Carl Icahn, Xerox's largest shareholder at the time.

263.   In addition, the Director Defendants did not act in the best interests of the Company and its shareholders by negotiating and ultimately approving a Transaction that disproportionately favors Fuji, significantly undervalues the Company, and provides a wholly inadequate, if any, change of control premium to Plaintiff and all other Xerox shareholders. The Director Defendants also improperly structured the Transaction in a manner that leaves the remaining, minority 49.9% of Xerox shareholders hostage to Fuji, the majority shareholder. It also enables Fuji to receive over $120 million more in annual cash dividends than it currently receives from the joint venture, while Xerox shareholders, in contrast, receive $0 in additional regular annual cash dividends.

264.   The Director Defendants also failed to pursue a fair and transparent bidding process given the existence of the unlawful and secretive "crown jewel" lock-up rights Fuji has under the joint venture agreements. Indeed, the Director Defendants have admitted that Fuji's "crown jewel" lock-up limited Xerox's strategic alternatives. Even worse, the Director Defendants agreed to make Fuji's deal-prohibitive lock-up rights permanent. Such permanent

97

lock-up rights clearly prevent the proposed Transaction from undergoing a fair and equitable market-check.

265.   Moreover, the Director Defendants have knowingly made disclosures to Plaintiff and other Xerox shareholders concerning the Transaction that are false and misleading and violate the Company's own disclosure policies. These misleading disclosures include failing to adequately inform shareholders of the existence of Fuji's "crown jewel" lock-up rights under the joint venture agreements and the Company's legal right to terminate such lock-up rights prior to any negotiation and approval of the proposed Transaction. In fact, the Director Defendants participated in the Company's 17-year fraud about the nature and material terms of the joint venture agreement.

266.   In addition, the Director Defendants misled shareholders by claiming that the Transaction followed a *"comprehensive review"* of Xerox's strategic and financial alternatives and that upon *"careful consideration of all alternatives available to the company,"* the Board concluded that the Transaction is *"clearly the best path to create value for our shareholders."* As alleged above, each of those representations is false. To this day, the Director Defendants continue to withhold information that is material and vital to the shareholders' ability to adequately assess the merits of the Transaction.

267.   Even when, after nearly two decades, the Director Defendants finally disclosed to shareholders the existence of the crown jewel lock-up rights, they did so in a misleading way. Specifically, they led Xerox shareholders to believe that those only "Limit Xerox's Strategic Flexibility," when they know full well it "restricts" Xerox's ability to enter into a transaction with a Competitor other than Fuji. Indeed, the day after the deal was announced, Director Defendant Charles Prince admitted that under the joint venture agreements, Xerox was "locked

98

out" of the growing Asia market and it was "practically impossible for Xerox to sell to anyone else." Worse still, the Director Defendants exacerbated the deal-restrictive effects of the "crown jewel" lock-up by piling on additional deal restrictions to the Transaction, including a hefty $183 million termination fee and an unprecedentedly long 6 day unlimited Fuji match right. These two additional deal protections further discourage any actual competition that would benefit Xerox shareholders.

268.   Also, to this day, the Director Defendants have yet to disclose to Xerox shareholders the material facts that:

- Jacobson was undeniably conflicted at the time he designed and led the negotiations on the proposed Transaction, yet the Board permitted him to continue;

- The Transaction was not designed, negotiated or approved to maximize value to shareholders, but in an attempt to avert Jacobson's ouster and a proxy fight and/or litigation with Icahn;

- The Board had unanimously decided to replace Jacobson and had searched for and found a new CEO, but allowed Jacobson to stay at the insistence of Fuji; and

- Jacobson conspired with Fuji against Xerox's own shareholders to preserve his role as CEO.

269.   Also, Defendants Keegan and Reese, who are part of the "old guard," were conflicted when they approved the Transaction. In fact, at least a majority of the Director Defendants will have executive and board positions with the new combined entity.

270.   As a result of the Director Defendants' numerous breaches of their fiduciary duties, Plaintiff faces an imminent risk of irreparable injury and has no adequate remedy at law.

99

If the proposed Transaction is permitted to close, the opportunity for Xerox shareholders to benefit from a full and fair market check and receive a superior control premium will be lost forever because the improper, but terminable, lock-up rights Fuji has under the joint venture agreements will become permanent. Accordingly, the Court should enjoin the proposed Transaction.

COUNT II

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

(AGAINST FUJI)

271. Plaintiff incorporates by reference the allegations set forth in paragraphs 1–270 above as if fully set forth herein.

272. Fuji is a knowing and active participant in this flawed and unfair Transaction approved by the Director Defendants. Thus, Fuji has aided and abetted the Director Defendants' breaches of fiduciary duties to Plaintiff and all other Xerox shareholders.

273. Among other things, in negotiating the Transaction, Fuji knew that Jacobson was acting in his own interests, against those of Xerox's shareholders. Fuji conspired with Jacobson to enter into a drastically one-sided deal in Fuji's favor, acquiring control of Xerox without spending any cash, in exchange for Jacobson remaining as CEO of the acquired entity.

274. Fuji knew that both the economics and the structure of the proposed Transaction disproportionately favored Fuji. Even Fuji's CEO has acknowledged this fact when boasting to the Nikkei Asian Review, the *"scheme will allow us to take control of Xerox without spending a penny."* Indeed, Fuji exploited its already superior position to obtain a deal that is patently unfair to Xerox shareholders.

275. Fuji also knew that Xerox's Board planned to replace Jacobson as CEO. Despite the Xerox Board's unanimous decision, made in the interest of Xerox shareholders, Fuji made it

a condition of moving forward with the deal that Jacobson remain in place so that Fuji could

██████████████████████████

276.   Moreover, Fuji knew that the Company and the Director Defendants were not being truthful and candid with Xerox shareholders about Fuji's "crown jewel" lock-up rights under the joint venture agreements. Indeed, Fuji assisted the Director Defendants in continuing to deceive Xerox shareholders and keep the existence of Fuji's "crown jewel" lock-up rights a secret until after the proposed Transaction was announced and Fuji's "crown jewel" lock-up rights became permanent.

277.   Fuji also knew that the further, permanent "crown jewel" lock-up right it received and demanded from the Director Defendants as part of the Transaction was an improper preclusive "deal protection" device and would prevent the Director Defendants from engaging in any true market-check.

278.   As a direct result of Fuji's aiding and abetting of the Director Defendants' breach of their fiduciary duties, Plaintiff has been harmed and faces an imminent risk of irreparable injury, and has no adequate remedy at law.

279.   The Court should therefore preliminarily, and if necessary, permanently enjoin Fuji, and all persons acting in concert with it, from proceeding with the contemplated Transaction and any further aiding of the Director Defendants' breaches of their fiduciary duties to Plaintiff and other shareholders.


COUNT III

COMMON LAW FRAUD

(AGAINST XEROX, THE DIRECTOR DEFENDANTS AND BURNS)


280.   Plaintiff incorporates by reference the allegations set forth in paragraphs 1–279 above as if fully set forth herein.


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281.   As a major shareholder and investor in Xerox, Plaintiff relied on the truth and accuracy of the Company's public statements and filings. Plaintiff had every reason to believe that the public filings signed by the Director Defendants and Burns were truthful and did not omit information that would be material to him and other Xerox investors.

282.   As described above, however, the Company, the Director Defendants and Burns knowingly and repeatedly made public statements and filings that were false and misleading. To this end, the Company, Director Defendants and Burns—many of whom were officers or directors of the Company for many years—were fully aware of the material terms of the joint venture agreement, particularly the "crown jewel" lock-up rights these agreements provided to Fuji. They nonetheless kept that critical information a secret from Plaintiff and other shareholders for many years.

283.   In fact, nowhere in the Company's annual financial reports for fiscal 2016, which were signed by the Director Defendants and Burns, did they disclose the material terms of the joint venture agreements, particularly the "crown jewel" lock-up rights these agreements provided to Fuji. Significantly, there was nothing stopping the Company, the Director Defendants, or Burns from disclosing these material terms to Plaintiff and other Xerox shareholders.

284.   Had Plaintiff been made aware of the material provisions in the joint venture agreements, particularly the "crown jewel" lock-up rights these agreements provided to Fuji, he would have altered his decision-making with respect to the purchase and sale of his Xerox stockholdings.

285.   As a result, Plaintiff has been damaged in an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, including:

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a)   preliminarily and permanently enjoining the Director Defendants and Fuji, and all persons acting in concert with them, from proceeding with the proposed Transaction;

b)   directing the Director Defendants to immediately comply with their fiduciary obligations to Plaintiff, the Company and other Xerox shareholders;

c)   directing the Director Defendants to eliminate the improper lock-up provisions in the joint venture agreements and Transaction agreements;

d)   directing the Director Defendants to remedy all of their false and misleading disclosures to Plaintiff and Xerox shareholders;

e)   directing Fuji to cease its unlawful aiding and abetting the Director Defendants' breaches of fiduciary duty;

f)   awarding damages in favor of Plaintiff and against the Director Defendants and Burns as a result of their fraudulent conduct and breaches of fiduciary duties in an amount to be determined at trial;

g)   reimbursement of Plaintiff's costs and expenses incurred in this action, including his reasonable attorneys' fees; and

h)   such other and further relief as may be just and proper.

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Dated: April 13, 2018
New York, New York

KING & SPALDING LLP

By: */s/ Israel Dahan*
Israel Dahan
Richard T. Marooney, Jr.
Peter Isajiw
1185 Avenue of the Americas
New York, NY 10036
Telephone No.: (212) 556-2114
Email: idahan@kslaw.com

Robert E. Meadows
(*pro hac vice application pending*)
1100 Louisiana, Suite 4000
Houston, TX 77002
Telephone No.: (713) 276-7370
Email: rmeadows@kslaw.com

Counsel for Plaintiff

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EXHIBIT A

EX-99.1 2 d530502dex991.htm EX-99.1

Exhibit 99.1

<u>2001 JOINT ENTERPRISE CONTRACT</u>

THIS 2001 JOINT ENTERPRISE CONTRACT (this "Agreement") entered into as of March 30, 2001 by and between

XEROX CORPORATION, a company incorporated under the laws of the State of New York, U.S.A. with its principal office at 800 Long Ridge Road, Stamford, Connecticut, U.S.A., ("XEROX CORP"), and

FUJI PHOTO FILM CO., LTD., a company incorporated under the laws of Japan with offices at 26-30, Nishiazabu 2-chome, Minato-ku, Tokyo, Japan ("FUJI PHOTO").

<u>RECITALS</u>:

FUJI PHOTO and XEROX CORP desire to provide herein for their future collaboration concerning FUJI XEROX.

<u>IT IS AGREED</u>:

1.   DEFINITIONS

The following terms shall have the indicated meanings throughout this Agreement:

1.1. "Affiliate", with respect to a specified person, shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, the person specified, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

1.2. "Business" shall have the meaning specified in Section 2.1 hereof.

1.3. "Change of Control" as used in any Section of this Agreement means, with respect to XEROX CORP, the occurrence of any of the following events: (i) a Person becomes the beneficial owner, directly or indirectly, of more than a percentage specified in such Section of the total voting power of the voting stock of XEROX CORP; (ii) the merger or consolidation of XEROX CORP with or into another Person or the merger of another Person into XEROX CORP and, in the case of any such merger or consolidation, the securities of XEROX CORP that are outstanding immediately prior to such transaction and which represent one hundred percent (100%) of the total voting power of the voting stock of XEROX CORP are changed into or exchanged for cash, securities or property of such other Person (provided, however, this clause (ii) shall not apply to any merger or consolidation where, pursuant to such transaction, such XEROX CORP securities are changed into or exchanged for, in addition to any other consideration, securities of the Person surviving such transaction that represent, immediately after such transaction, a percentage specified in such Section of the total voting power of the voting stock of the surviving Person) or (iii) the sale of all or substantially all the assets of XEROX CORP to another Person (other than to a Subsidiary of XEROX CORP).

1.4.   "Common Stock" means the outstanding common stock, par value 500 Japanese Yen, of FUJI XEROX.

1.5.   "Competitor" means any of not more than ten (10) corporations or entities whose primary business focus is in the "image processing" field and who are identified (i) in Schedule A attached hereto and (ii) in a written notice in the form of a revised Schedule A given by FUJI PHOTO to XEROX CORP every three years, in each case on or within thirty (30) days following the anniversary of the date of this Agreement, and their respective successors and Affiliates who operate primarily in the same field.

1.6.   "Fuji Photo Company" means FUJI PHOTO or any Subsidiary of FUJI PHOTO except FUJI XEROX.

1.7.   "FUJI XEROX" means Fuji Xerox Co., Ltd., a company incorporated under the laws of Japan with its principal office at 2-17-22 Akasaka, Minato-ku, Tokyo, Japan.

1.8.   "Party" means, on the one hand, XEROX CORP and, on the other hand, FUJI PHOTO and "Parties" shall mean XEROX CORP and FUJI PHOTO, collectively.

1.9.   "Person" means any, individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

1.10.   "Subsidiary" means any company or other legal entity as to which another company owns or controls, directly or indirectly, a majority of the outstanding voting stock or analogous equity interest and, by virtue of such ownership or otherwise, has the right to elect a majority of the Board of Directors or other body charged with the management thereof.

1.11.   "Threshold Amount" means, with respect to transactions specified in Section 7.2(d), (e), (g) and (h), the total amount proposed to be spent on each transaction or each series of related transactions, whether such amount is proposed to be spent in a single fiscal year or in not more than two consecutive fiscal years, five billion Japanese Yen; provided, however, that from and after April 1, 2002, the Threshold Amount shall increase or decrease by one billion Japanese Yen for every cumulative incremental increase or decrease in the consolidated annual operating revenues of FUJI XEROX

2

in an amount equal to 20% of the consolidated annual operating revenues of FUJI XEROX, such increase or decrease to be effective as of the end of the first fiscal year in which such cumulative 20% change is achieved; provided, further, that upon any increase or decrease in the Threshold Amount pursuant to this Section 1.11, calculation of any subsequent increase or decrease of consolidated annual operating revenues shall be based upon the consolidated annual operating revenues of FUJI XEROX for the fiscal year ending March 31, 2002 (i.e., an increase or decrease of 20% of the amount of the consolidated annual operating revenues in that fiscal year). The term "consolidated annual operating revenues", when used in respect of any fiscal year, means the line item amount reported as such in the financial statements included in FUJI XEROX's annual report for such fiscal year.

1.12. "Transfer" shall have the meaning specified in Section 8.1 hereof.

1.13. "U.S. GAAP" means generally accepted accounting principles as applied in the United States.

1.14. "Xerography" means the art of forming and utilizing an electrostatic charge pattern on an insulating photoconductive insulating surface.

1.15. "Xerox Company" means XEROX CORP or any Subsidiary of XEROX CORP except FUJI XEROX.

1.16. "XEROX LIMITED" means Xerox Limited, a company incorporated under the laws of England and Wales with registered office at Bridge House, Oxford Road, Uxbridge, Middlesex UB8 1HS, U.K.

1.17. "1999 TA" means that certain 1999 Technology Agreement, made and effective as of March 1, 1999, between XEROX CORP and FUJI XEROX, as amended from time to time.

2. BUSINESS OBJECTIVES OF FUJI XEROX

2.1. The Parties agree that the main business objectives of FUJI XEROX shall be document processing activities, including developing, manufacturing, marketing, servicing and financing document processing products and solutions (hardware, services and software) by various technologies (including Xerography) (the "Business").

2.2. Notwithstanding the foregoing, without the approval of either Party, FUJI XEROX may engage in any other business which is in support of the Business and which is set forth in Article 2 of FUJI XEROX's Articles of Incorporation.

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2.3. Also notwithstanding the foregoing Sections 2.1 and 2.2, without the approval of XEROX CORP and subject only to any applicable approval rights set forth in Section 7.2, FUJI XEROX may also engage in any other business which is set forth in Article 2 of FUJI XEROX's Articles of Incorporation.

3. CO-OPERATION AND MAINTENANCE OF SECRECY

3.1. The Parties shall cooperate with FUJI XEROX in accordance with the terms of this Agreement for the purpose of extending the business and success of FUJI XEROX.

3.2. Taking into account the mutual and individual interests of the Parties, each Party assures the other that it will deal with each other in matters relating to FUJI XEROX and this Agreement with honesty and good faith in accordance with the principles embodied in this Agreement and observing reasonable commercial standards of fair dealing.

3.3. The Parties intend FUJI XEROX to collaborate with XEROX CORP in the development of mutually-beneficial strategic, operating and long range plans including, without limitation, financial, research and product development. To the extent permitted by the provisions of intellectual property licenses and other agreements, the Parties also intend FUJI XEROX to collaborate with FUJI PHOTO in the development of mutually-beneficial strategic, operating and long range plans including, without limitation, financial, research and product development.

3.4. Except as permitted by the 1999 TA and as otherwise agreed in writing, each Party agrees that any confidential information that is disclosed to it (or in the case of XEROX CORP, to XEROX LIMITED) by or on behalf of FUJI XEROX or the other Party, either (i) in fulfillment of the purposes of this Agreement, (ii) in its capacity as a direct or indirect shareholder of FUJI XEROX, or (iii) by any director of FUJI XEROX appointed or caused to be appointed by such Party, shall not be used by the receiving person for any purpose other than the exercise of rights or performance of obligations as a direct or indirect shareholder of FUJI XEROX or as a party to this Agreement and shall not be disclosed by it to any person, firm or company, save that, subject to the same secrecy and non-use obligations as set forth in this Section 3.4, either Party (and, in the case of XEROX CORP, XEROX LIMITED) shall be entitled to disclose to, and permit use by, or have FUJI XEROX disclose to, and permit use by, Xerox Companies or Fuji Photo Companies any confidential non-technological information concerning FUJI XEROX, such as financial information or information about its business and business methods in general; provided, however, that each Party shall be released from the foregoing non-use and non-disclosure obligations if such confidential information (1) was previously known to it on a non-confidential basis (as shown by its prior written records) prior to the disclosure by or on behalf of

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FUJI XEROX or the other Party, or (2) is or becomes part of the public domain through no wrongful act or omission on its part, or (3) is subsequently otherwise legally acquired by it on a non-confidential basis from an independent third party, or (4) is information which is required to be disclosed under legal process by subpoena or other court order or other applicable laws or regulations and which is so disclosed in accordance with the following sentence. In the event that a Party is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any confidential information disclosed to it (or, in the case of XEROX CORP, XEROX LIMITED), such Party shall provide the disclosing Party with prompt notice of such request or requirement in order to enable the disclosing Party (i) to seek an appropriate protective order or other remedy, (ii) to consult with the receiving person or FUJI XEROX with respect to taking steps to resist or narrow the scope of such request or legal process, or (iii) to waive compliance, in whole or in part, with the terms of this Section 3.4. In any such event the receiving person will use its reasonable efforts to ensure that all confidential information that is so disclosed will be accorded confidential treatment.

4. DEALINGS WITH FUJI XEROX

4.1. Prices charged by any Xerox Company or Fuji Photo Company to FUJI XEROX or any of its Subsidiaries for goods or services shall be subject to the following:

(a) Prices shall be equal to or less than the prices at which other goods or services suitable for the purpose intended can be purchased by FUJI XEROX from unaffiliated third parties; and

(b) in no event will the prices exceed the prices at which the supplier offers goods or services of like quality and quantity to unaffiliated third parties.

4.2. The prices for Products (as defined in the 1999 TA) and parts and components thereof to be sold by FUJI XEROX and its Subsidiaries to any Xerox Company or Fuji Photo Company shall be determined by mutual agreement, but such prices shall not be less than the prices at which items of like quality and quantity are made available to unaffiliated third parties under similar terms and conditions.

4.3. Notwithstanding anything herein to the contrary, where goods and services may be available from more than one source in the open market, preference will be given by FUJI XEROX and its Subsidiaries to purchasing such goods and services from Xerox Companies and Fuji Photo Companies if the conditions of sale are competitive, including price, quality, delivery schedules, specifications and any other material conditions of purchase.

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5. CAPITAL AND DIVIDENDS

5.1. The Parties agree and acknowledge that, on the date hereof, the holdings of the Common Stock are as set forth below:

	Number of Shares	Shareholding
XEROX LIMITED	10,000,000	25%
(indirectly owned by XEROX CORP)		
FUJI PHOTO	30,000,000	75%
(directly)		

5.2. Each of XEROX LIMITED and FUJI PHOTO shall have the pre-emptive right to subscribe for any shares of stock, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any shares of the capital stock of FUJI XEROX to be newly issued, granted or entered into by FUJI XEROX in proportion to the ratio of its respective shareholdings immediately preceding such issuance.

6. DIRECTORS AND AUDITORS

6.1. The number of directors of FUJI XEROX shall be twelve (12), nine (9) of whom shall be designated by FUJI PHOTO and three (3) of whom shall be designated by XEROX CORP as provided in Section 6.6.

6.2. Meetings of the Board of Directors of FUJI XEROX shall be held in Japan in accordance with FUJI XEROX's Articles of Incorporation and applicable law. A quorum for a meeting of the Board of Directors shall consist of a majority of all members of the whole Board of Directors, and resolutions of the Board of Directors shall be adopted by a majority of directors present at the meeting of the Board of Directors.

6.3. The Parties agree that, so long as each such committee shall continue in existence, XEROX CORP shall have the right to designate, as provided in Section 6.6, at least two (2) board members to serve on the Finance Committee of the FUJI XEROX Board of Directors and at least one (1) board member to serve on each other committee of such Board of Directors as may exist from time to time.

6.4. The Parties agree that FUJI XEROX shall have four (4) statutory auditors, three (3) of whom shall be designated by FUJI PHOTO and one (1) of whom shall be designated by XEROX CORP, as provided in Section 6.6.

6.5. Each director or statutory auditor designated by XEROX CORP pursuant to this Section 6 shall be an employee of any Xerox Company, provided that no shareholder of such Xerox Company is a Competitor.

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6.6. XEROX CORP shall exercise its right to designate directors and a statutory auditor through such Xerox Company that, at the time of exercise, directly or indirectly owns of record shares of FUJI XEROX that are directly or indirectly owned by XEROX CORP. If more than one Xerox Company holds shares of FUJI XEROX, such Xerox Companies shall act jointly through the Xerox Company that owns of record a majority of shares of FUJI XEROX that are directly or indirectly owned by XEROX CORP. FUJI XEROX and FUJI PHOTO shall be entitled to rely on all designations made by such Xerox Company.

7. MANAGEMENT, POLICY AND CONTROL

7.1. The Board of Directors of FUJI XEROX as constituted from time to time shall be responsible for the establishment of the policy and overall control and supervision of the business of FUJI XEROX in accordance with the terms of this Agreement. It is however agreed and understood between the Parties that the executive directors of FUJI XEROX shall be properly nominated and appointed by FUJI PHOTO and shall be responsible for the day-to-day management and supervision and the execution of policy directives on behalf of the Board of Directors of FUJI XEROX.

7.2. The Parties agree that the following actions to be taken by FUJI XEROX shall be subject to prior written approval by XEROX CORP:

(a)   any change of the business objectives of FUJI XEROX that are set forth in Article 2 of the Articles of Incorporation of FUJI XEROX;

(b)   the raising of additional funds by issuance of shares of capital stock or any security convertible into or exchangeable for shares of capital stock of FUJI XEROX;

(c)   important technological collaboration or arrangements with any Person within the field of the Business, where the term "important" means either (i) relating to Xerography or (ii) involving a total amount proposed to be spent or transferred in one fiscal year of more than 100 million Japanese Yen, including the value of any intangible assets to be transferred as part of such collaboration;

(d)   any single or series of related investments in, loans to or guarantees for the account of any Person in an amount exceeding the Threshold Amount;

(e)   any (i) single or series of related purchases or sales of significant capital or other assets, including property transactions, or (ii) merger, consolidation, combination, divestiture or reorganization involving an amount exceeding the Threshold Amount;

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(f)   the dissolution, liquidation or winding up of FUJI XEROX;

(g)   the expansion or reduction of manufacturing facilities provided by or for FUJI XEROX in a single or series of related transactions involving expenditures or consideration exceeding the Threshold Amount; or

(h)   any single or series of related research and development projects, the budgeted amount of which project or projects exceeds the Threshold Amount.

7.3.   FUJI XEROX shall promptly deliver to each of the Parties: (i) annual audited consolidated financial statements prepared in accordance with U.S. GAAP; (ii) quarterly unaudited financial statements; and (iii) such other financial information as either Party may reasonably request in order to comply with reporting requirements to which it is subject under applicable law or contractual obligations.

7.4.   FUJI XEROX shall provide to each of the Parties all information reasonably requested by such Party in order to enable such party or its Affiliates to timely file tax returns and provide information requested by, or on behalf of, taxing authorities pursuant to applicable law.

8.   TRANSFERS OF INTERESTS IN FUJI XEROX

8.1.   (Transfer of Shares) – Except as otherwise set forth in Section 8.2, XEROX CORP shall ensure that any Xerox Company owning shares of FUJI XEROX shall not sell, assign, transfer, pledge, mortgage, encumber or otherwise dispose of (hereinafter "Transfer") any shares of FUJI XEROX which it owns without the prior written consent of FUJI PHOTO. Except as otherwise set forth in Section 8.2, FUJI PHOTO shall not Transfer any shares of FUJI XEROX which it owns without the prior written consent of XEROX CORP. The Parties agree and acknowledge that the Articles of Incorporation of FUJI XEROX shall provide that no Transfer of shares of FUJI XEROX may be made without the approval of the Board of Directors of FUJI XEROX. In the event that either Party shall Transfer any shares to any third party in accordance with the foregoing, such transferee of shares of FUJI XEROX shall, as a condition precedent to such Transfer, agree in writing to be bound by all the terms and conditions hereof.

8.2.   (Permitted Transfer) – XEROX CORP may cause XEROX LIMITED (or any subsequent permitted transferee pursuant to this Section 8.2) to Transfer shares of FUJI XEROX to a Xerox Company that directly or indirectly is wholly-owned by XEROX CORP if it notifies FUJI PHOTO and FUJI XEROX in writing. FUJI PHOTO (or any subsequent permitted transferee) may Transfer shares of FUJI XEROX to a Fuji Photo Company that directly or indirectly is wholly-owned by FUJI PHOTO if it notifies XEROX CORP and FUJI XEROX in writing. In each case, the

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transferee of shares of FUJI XEROX pursuant to this Section 8.2 shall be entitled to the benefits of this Agreement and the provisions hereof applicable to it as a shareholder of FUJI XEROX (provided that all Xerox Companies or Fuji Photo Companies owning shares of FUJI XEROX shall be obligated to exercise such benefits as a group, and not singly) and shall be bound by all the terms and conditions hereof.

8.3. (Restrictions Concerning XEROX LIMITED) –

For so long as XEROX LIMITED or any permitted transferee of XEROX LIMITED pursuant to Section 8.2 owns any shares of FUJI XEROX:

(a)   At all times during the term hereof, XEROX CORP shall cause XEROX LIMITED to be a Subsidiary of XEROX CORP.

(b)   XEROX CORP shall promptly report to FUJI PHOTO any change in the ownership or the right to elect a majority of the directors of any Subsidiary through which XEROX CORP directly or indirectly owns shares of XEROX LIMITED.

(c)   In connection with any Transfer of an interest in shares of XEROX LIMITED or any Subsidiary through which XEROX CORP directly or indirectly owns shares of XEROX LIMITED, XEROX CORP shall, or shall cause the transferor of such shares to, retain to itself or such transferor the right to elect not less than a majority of the directors of XEROX LIMITED or such Subsidiary and shall not transfer the right to elect a majority of the directors to the transferee of such shares.

9.   TERMINATION

9.1. (Termination of Agreement) –

(a)   This Agreement shall be subject to termination in its entirety as follows:

(i)   in the event that either Party shall Transfer the whole of its direct or indirect shareholdings in FUJI XEROX to the other Party, then this Agreement shall automatically terminate and cease to have any force or effect;

(ii)   upon mutual consent in writing of each of the Parties;

(iii)   either Party may terminate this Agreement if the other Party materially breaches any of its covenants or agreements contained herein, and, if

9

such breach is susceptible of cure, the breaching Party has not cured such breach within sixty (60) days from the date the Party seeking termination gives notice of breach, <u>provided</u>, that notwithstanding Section 10.1, prior to termination the Parties may submit any dispute about materiality to non-binding, 30-day mediation conducted by a mutually-agreed independent mediator experienced in such matters, <u>provided</u>, <u>further</u> that nothing herein shall be construed as a limitation on either Party's right to seek the remedies available under Section 10.1;

(iv) if XEROX CORP Transfers, or permits the Transfer of, a beneficial direct or indirect interest in shares of XEROX LIMITED or any Subsidiary through which XEROX CORP directly or indirectly owns shares of XEROX LIMITED to any Competitor, FUJI PHOTO may terminate this Agreement upon written notice to XEROX CORP; or

(v) if a Change of Control occurs and a Competitor (a) becomes the beneficial owner of more than thirty percent (30%) of the total voting power of XEROX CORP as described in clause (i) of the "Change of Control" definition, (b) acquires control of more than thirty percent (30%) of the total voting power of the surviving Person as described in clause (ii) of the "Change of Control" definition or (c) acquires assets of XEROX CORP as described in clause (iii) of the "Change of Control" definition, FUJI PHOTO may terminate this Agreement upon written notice to XEROX CORP.

(b) The foregoing notwithstanding, any such termination shall not affect any rights accruing to either Party prior to or as a result of such termination or the obligations pursuant to Section 3.4.

9.2. (<u>Partial Termination</u>) – If a Change of Control occurs and any Person who is not a Competitor (a) becomes the beneficial owner of fifty percent (50%) or more of the total voting power of XEROX CORP as described in clause (i) of the "Change of Control" definition, (b) acquires control of fifty percent (50%) or more of the total voting power of the surviving Person as described in clause (ii) of the "Change of Control" definition or (c) acquires assets of XEROX CORP as described in clause (iii) of the "Change of Control" definition, then, at the option of FUJI PHOTO exercised by written notice to XEROX CORP, the provisions of Sections 7.2(d), (e), (g), and (h) shall terminate and have no further effect.

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9.3. (Tradenames) – Upon any termination of this Agreement or any winding up of FUJI XEROX, the tradenames "Fuji" and "Xerox" and all rights thereto, as well as all other intellectual property and rights thereto granted by the Parties to FUJI XEROX, shall continue or be disposed of in accordance with applicable agreements, including without limitation the 1999 TA and any supplemental agreements thereto, providing for the licensing thereof to FUJI XEROX, or if no such provision has been made, shall revert respectively to FUJI PHOTO and to XEROX CORP, without any payment being made therefor.

10. GENERAL PROVISIONS

10.1. (Dispute and Arbitration) – If any dispute shall arise between the parties to this Agreement as to the interpretation of this Agreement, then the matter shall be referred to an independent arbitrator to be appointed by the Japan Commercial Arbitration Association of Tokyo, Japan in accordance with whose rules the arbitration shall be conducted. The decision of the arbitrator shall be final and binding upon the parties and shall not be appealed or appealable to any court, but the decision of the arbitrator shall be enforceable in any court having jurisdiction.

10.2. (Applicable Law) – This Agreement is made in Japan and shall be construed in accordance with Japanese law.

10.3. (Effective Date) – This Agreement shall become effective upon the date of this Agreement set forth above.

10.4. (Version of Agreement) – This Agreement is made in two versions, one in the Japanese language, the other in the English language. In the event of any variation between the two versions, the English version shall prevail.

10.5. (Assignment) – Except as provided herein, this Agreement may not be assigned by either Party without the prior written consent of the other Party.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed by their authorized representatives on this 30th day of March, 2001.

XEROX CORPORATION

By: /s/ Paul A. Allaire

    Name: Paul A. Allaire
    Title: Chairman and Chief Executive Officer

FUJI PHOTO FILM CO., LTD.

By: /s/ Minoru Ohnishi

    Name: Minoru Ohnishi
    Title: Chairman and Chief Executive Officer

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EXHIBIT B

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EX-99.2 3 d530502dex992.htm EX-99.2

Exhibit 99.2

March 30, 2001

Fuji Photo Film Co., Ltd.
26-30, Nishiazabu 2-chome
Minato-ku, Tokyo 106-8620
Japan

Gentlemen:

In connection with the Joint Enterprise Contract ("JEC"), dated as of the date hereof, by and between Fuji Photo Film Co., Ltd. ("FPF") and Xerox Corporation ("XC"), XC and FPF (the "Parties") hereby agree as follows:

1. The Parties agree that Fuji Xerox Co., Ltd. ("FX") dividends will be declared and paid at such time or times and in such amounts as may be determined by the Board of Directors of FX. Notwithstanding the foregoing, the Parties shall ensure that FX dividends will be declared and paid annually in an amount equal to not less than 40% of the consolidated net profits after taxes of FX (as determined under U.S. generally accepted accounting principles ("GAAP")), provided that the long term unsecured debt of FX is rated at no lower than investment grade by Standard & Poor's.

2. The Parties shall cause FX to continue to deliver to XC in a timely manner and in English financial and other data, including but not limited to the following:

(a)   annual audited financial data prepared in accordance with U.S. GAAP and XC disclosure requirements;

(b)   quarterly unaudited financial data in accordance with U.S. GAAP; and

(c)   tax receipts, tax returns, balance sheet and profit and loss by legal entity, tax packages for depreciation, fixed assets, reserves and other financial information and local statutory annual reports.

3. With respect to any meeting of the Board of Directors of FX, at least 14 days prior written notice of each meeting of the Board of Directors, any committee thereof and of the Board of Corporate Auditors of FX shall be given to each director, committee member and statutory auditor designated by XC. Each such notice shall specify the agenda for such meeting. Notwithstanding the foregoing, in case of emergency, such notice period may be shortened with the consent of XC's designees to the Board of Directors, which consent shall not be unreasonably withheld or delayed. Further, at the request of either Party, each director of FX shall have the right, upon written request given to FX not less than two business days prior to the scheduled date of any meeting, to participate in any meeting of the Board of Directors by means of a video conference call (or by means of any other telecommununications equipment permitted by applicable law) in which all persons participating in such meeting can see and hear each other, and participation in such meeting shall constitute presence in person at the meeting.

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4. XC shall not, and shall cause each of its Subsidiaries not to, enter into or permit itself to become contractually bound by any shareholders or similar agreement with any third party minority investor in Xerox Limited ("XL") which would grant any rights granted to XC under the JEC to such third party minority investor (including but not limited to agreements providing rights to participate in the management of or management decisions regarding FX).

5. Without the prior agreement of FX, XC shall not, in any way that materially and adversely affects the rights of FX thereunder, amend any agreement between XC and any third party with respect to patents, patent rights, copyrights, trademarks, service marks, trade names, trade secrets and proprietary know-how (either registered, applied for, or common law) that are material to FX for carrying out its business as currently conducted and that are in effect as of the date hereof.

6. XC shall not take any action regarding its ownership or control of FX through XL, direct or indirect, that gives rise to the termination of FX's rights pursuant to the provisions of any agreement described in paragraph 5 above.

7. This letter agreement shall be governed by, and shall be construed in accordance with, the internal laws of Japan, without regard to the conflicts of law principles thereof.

8. This letter constitutes an integral part of the JEC and shall be deemed incorporated therein.

Each of the undersigned parties has caused this letter agreement to be executed by their respective duly authorized officer or representative as of the date written above.

XEROX CORPORATION

By: /s/ Paul A. Allaire
    Name: Paul A. Allaire
    Title: Chairman and Chief Executive Officer

Accepted and Agreed:

FUJI PHOTO FILM CO., LTD.

By: /s/ Minoru Ohnishi
    Name: Minoru Ohnishi
    Title: Chairman and Chief Executive Officer

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EXHIBIT C

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EX-99.4 5 d530502dex994.htm EX-99.4

Exhibit 99.4

2006 Technology Agreement

THIS 2006 TECHNOLOGY AGREEMENT (this Agreement) by and between XEROX CORPORATION ("Xerox"), a corporation organized under the laws of the State of New York and resident in the United States of America with principal offices at 800 Long Ridge Road, Stamford, Connecticut, U.S.A., and FUJI XEROX CO., LTD. ("Fuji Xerox"), a corporation organized under the laws of Japan and resident in Japan with principal offices at 2-17-22 Akasaka, Minato-ku, Tokyo 107-0052, Japan (each referred to individually as "Party" and collectively as "Parties") is made as of this 1st day of April, 2006 (the "Effective Date").

<u>RECITALS</u>

WHEREAS, Xerox Corporation and Fuji Xerox Co., Ltd. are parties to a 1999 Technology Agreement with the effective date of March 1, 1999 as amended and restated in March 2001 (Amended 1999TA),

WHEREAS, Xerox and Fuji Xerox Co., Ltd. have enjoyed a long lasting relationship and now wish to reconfirm their intent to foster closer and more effective working relations, enabled by a spirit of trust and cooperation, for their greater mutual benefit, and,

WHEREAS, Xerox and Fuji Xerox desire to enter into an agreement in order to reflect the parties' current assessment of the value of their respective intellectual property portfolios and to set forth their rights and obligations to each other, and

WHEREAS, Xerox and Fuji Xerox reached an agreement that the Amended 1999 TA needs to be amended in order to reflect, among other things, changed business conditions,

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NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, Xerox and Fuji Xerox, hereby agree as follows:

PART A – DEFINITIONS

A1. Territory:

Territory means Japan, the People's Republic of China, the Special Administrative Region of Hong Kong of the People's Republic of China, the Special Administrative Region of Macau of the People's Republic of China, Taiwan, the Philippines, the Democratic People's Republic of Korea (North Korea), the Republic of Korea (South Korea), Thailand, Kampuchea (Cambodia), Laos, Vietnam, Indonesia, Singapore, Malaysia, Myanmar (Burma), Australia, New Zealand, Negara Brunei Darussalam, Republic of Fiji, Republic of Kiribati, Republic of Nauru, Papua New Guinea, Kingdom of Tonga, Republic of Vanuatu, Western Samoa, Tuvalu, Micronesia, excluding United States territories, possessions or dependencies, and other countries or areas in the South Pacific which the Parties may mutually agree to add from time to time.

A2. Fuji Xerox JV OPCO:

Fuji Xerox JV OPCO means Taiwan Fuji Xerox Corporation, P.T. Astra-Graphia and other companies which the Parties may mutually agree from time to time.

A3. Subsidiary:

Subsidiary means any company or other legal entity as to which either Party owns or controls, directly or indirectly, a majority of the outstanding voting stock or has the right to elect a majority of the Board of Directors or other body charged with the management thereof.

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A4. <u>Product</u>:

A Product means any tangible or intangible DPA, as defined in Section A10, item manufactured, sold, distributed, licensed, leased or otherwise disposed of by Xerox, Fuji Xerox or their Subsidiaries or Fuji Xerox JV OPCOs including hardware, software, components, parts, services and publications and consulting and other services and solutions offered by a Party to its customers. For purposes of this Agreement, intellectual property itself shall not be deemed a Product.

A5. <u>Xerography</u>:

Xerography means the art of forming and utilizing an electrostatic charge pattern on an insulating or photoconductive insulating surface. Examples of Xerography are set forth on Annex A-1 to this Agreement. From time to time the Parties may agree to add additional examples to Annex A-1.

A6. <u>Xerographic</u>:

Xerographic means pertaining to or used in Xerography.

A7. <u>Xerographic Product(s)</u>:

Xerographic Product means all Products which are predominantly Xerographic. The determination as to whether a Product is predominantly Xerographic shall be made by the Parties on a consistent basis.

A8. <u>Marking</u>:

Marking means the use of any technology or set of component technologies to apply and/or fix an impression or image of a document on a surface, and intermediates thereof when used with the DPA, including but not limited to Xerography. Examples of Marking are set forth on Annex A-1 to this Agreement. From time to time the Parties may agree to add additional examples to Annex A-1.

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A9. <u>Marking Product(s)</u>:

Marking Products means Products which are predominantly Marking. The determination as to whether a Product is predominantly Marking shall be made by the Parties on a consistent basis.

A10. <u>Document Processing Activities or DPA</u>:

Document Processing Activities or DPA means any activities, including developing, manufacturing, marketing, servicing and financing document processing products and solutions (hardware, services and software) by various technologies (including without limitation Xerography).

A11. <u>Patents</u>:

Patents mean all patents, utility models, design rights or the like, and the applications to granting authorities therefor.

A12. <u>Copyrights</u>:

Copyrights means rights in literary works; musical works (including any accompanying words); pictorial, graphic and sculptural works; motion pictures and other audiovisual works; sound recordings; and architectural works, and compilations and derivative works of the same, as each of those terms is defined and applied in Article 2 of the Berne Convention for the Protection of Literary and Artistic Works (Paris Text 1971).

A13. <u>Technical Information</u>:

Technical Information means any knowledge or information, including but not limited to, customer or employee training information, processes, formulae, drawings, designs, recipes, Software as defined in Section A18 below, and other technological information, whether or not subject to Patent or Copyright protection, as well as accumulated techniques and experience.

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A14. <u>Fuji Xerox Revenue</u>:

Fuji Xerox Revenue means the total consolidated revenue of Fuji Xerox determined in accordance with generally accepted accounting principles in the United States of America as reflected in the practice of independent certified public accountants of international reputation; less any portion of such revenues derived from sales to Japanese Original Equipment Manufacturers (JOEMs), for use in the manufacture of products shipped directly or indirectly outside the Territory as specified in the Memorandum of Understanding between Xerox and Fuji Xerox dated as of October 1, 1991, as amended by and between the Parties from time to time; and less sales to Xerox or any Xerox Subsidiary.

A15. <u>Trademarks</u>:

Trademarks means any trademark or service mark, whether registered or not and the application therefor, including, but not limited to, trade names that contain one or more Trademark(s) only to the extent and portion Trademark is contained in such trade names.

A16. <u>Trade Name</u>:

Trade Name means any company name adopted and / or to be adopted by either Party or its Subsidiaries or Fuji Xerox JV OPCOs.

A17. <u>Quality Control Standards</u>:

Quality Control Standards means: (i) Xerox's Corporate Identity Guidelines as attached hereto as Annex A-2, (ii) industrial design and human interface standards as adopted by each of the respective Parties as of the execution date hereof, and (iii) environmental, health and safety standards as adopted by each of the respective Parties, as of the execution date hereof (hereinafter, "Quality Control Standards"). Xerox shall give Fuji Xerox notice of any changes of Xerox's Corporate Identity Guidelines with a reasonable preparation period. Each Party shall notify the other Party of any proposed material change to the standards set forth in (ii) and (iii) of this paragraph to enable discussion of and concurrence on such change.

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A18. Software:

Software means all software, including without limitation all object code, source code and supporting or related documentation such as detailed program specifications, patent applications and/or other descriptions which can be readily used to reconstruct or write source code.

A19. Interpretation of Definitions:

Whenever Patents, Technical Information, Trademarks, Trade Names or Copyrights are preceded by the name of any entity, such as in "Xerox Patents", such phrase shall mean Patents, Technical Information, Trademarks, Trade Names or Copyrights owned controlled, or licensable by such entity during the term of this Agreement, and whenever such terms are preceded by a descriptive identifier, such as in Xerographic Patents, such phrase shall mean Patents, Technical Information, Trademarks, Trade Names or Copyrights which relate to such descriptive identifier.

PART B – TECHNOLOGY PROVISIONS AND LICENSES

B1. Xerox License to Fuji Xerox of Xerographic Technical Information, Copyrights and Patents:

(a) Except as otherwise expressly provided in the Agreement, Xerox grants to Fuji Xerox for the term of the Agreement a royalty-free, exclusive license (a) under Xerographic Patents, and Xerographic Technical Information of Xerox and its Subsidiaries to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Products in the Territory and (b) under Xerographic Copyrights of Xerox and its Subsidiaries to reproduce, modify, prepare derivative works (as that term is defined in Article 2 of the Berne Convention) of, display, perform and distribute Products in the Territory. No right or license is granted under this Agreement with respect to any Patent, Technical Information or Copyright of

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Xerox and its Subsidiaries outside the Territory. In accordance with the license granted herein, Xerox agrees to use commercially reasonable efforts to prevent the sale by a third party inside the Territory of Xerox's Xerographic Products unless such sale has been approved in writing by Fuji Xerox.

(b) Fuji Xerox shall have the right to grant sublicenses to its Subsidiaries and Fuji Xerox JV OPCOs (to the extent that such Fuji Xerox JV OPCOs agree to be bound by all other obligations of the Parties under this Agreement) or any of them with respect to all licenses granted to it above.

(c) Fuji Xerox may grant sublicenses to any third party under the licenses granted under Section B1 (a) with respect to Xerographic Patents, Technical Information and/or Copyrights of Xerox with the prior written approval of Xerox, which shall not be unreasonably withheld in the opinion of Xerox. In addition, in connection with Fuji Xerox's exclusive right set forth below to enforce Xerographic Patents of Xerox issued in the Territory, if it becomes necessary or desirable in the opinion of Fuji Xerox to resolve a particular enforcement action against a third party infringer by means of Fuji Xerox sublicensing such third party infringer under one or more of such Patents of Xerox, Fuji Xerox shall discuss the matter with Xerox, and Xerox may authorize Fuji Xerox to grant such sublicense under terms and conditions mutually agreed by the Parties.

B2. <u>Xerox License to Fuji Xerox of non-Xerographic Marking Technical Information, Copyrights and Patents</u>:

(a) During the term of the Agreement Xerox grants to Fuji Xerox a Reserved Right of Option ("RRO") under which Fuji Xerox may elect to receive a non-exclusive, royalty-bearing right and license to (a) non-Xerographic Marking Patents and Technical Information of Xerox and its Subsidiaries , with a right to sublicense the same to its Subsidiaries and Fuji Xerox JV OPCO's (to the extent that such Fuji Xerox JV OPCOs agree to be bound by all other obligations of the Parties under this Agreement), to manufacture, have made, use, lease, sell, distribute or

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otherwise dispose of Products in the Territory and (b) non-Xerographic Marking Copyrights of Xerox and its Subsidiaries, with a right to sublicense the same to its Subsidiaries and Fuji Xerox JV OPCO's (to the extent that such Fuji Xerox JV OPCOs agree to be bound by all other obligations of the Parties under this Agreement), to reproduce, modify, prepare derivative works of, display, perform and distribute Products in the Territory. The royalty rates shall be negotiated in good faith by the Parties taking into account the nature and scope of the applicable Patents, Copyrights and Technical Information which royalties shall be no less favorable to Fuji Xerox than those offered by Xerox to a third party under similar circumstances. The RRO set forth in this Section shall become available to Fuji Xerox, for any item or items of Patent, Copyright, Technical Information, either upon Xerox offering the same to Fuji Xerox by written notice, requesting that Fuji Xerox exercise or waive its rights under this Section or upon Fuji Xerox notifying Xerox in writing, requesting that Fuji Xerox be allowed to exercise its rights under this Section. The Party receiving such notice shall respond to such notice of offer within thirty (30) days of the receipt of same indicating that (in the case of an offer by Xerox) Fuji Xerox elects to exercise or waives its rights under this RRO or (in the case of a request for license by Fuji Xerox) Xerox agrees to consider the requested license of rights to Fuji Xerox under this RRO. Xerox and Fuji Xerox agree that each Party shall negotiate in good faith, but the failure of the Parties to reach agreement shall not be deemed a lack of good faith on the part of either Party. If acceptable terms and conditions are not agreed in writing within ninety (90) days (or such other time as the Parties may mutually agree in writing) of receipt by Fuji Xerox of the offer by Xerox or (in the case of a request for license by Fuji Xerox) receipt by Xerox of the request by Fuji Xerox, Xerox may proceed with other transactions regarding such non-Xerographic Marking Patents, Copyrights and Technical Information of Xerox and its Subsidiaries. In addition to the foregoing, Fuji Xerox may later request a right to receive a non-exclusive, royalty-bearing right and license even after Fuji Xerox has waived its rights under paragraph (a) above, but such license shall be considered by Xerox only to the extent that Xerox can grant such license without derogating from any

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other license or licenses to which Xerox then is a party. For avoidance of doubt, the Parties agree that Xerox may offer and grant non-exclusive licenses to non-Xerographic Marking Patents, Copyrights and Technical Information to any third party prior to offering the same to Fuji Xerox.

(b) Notwithstanding the foregoing, Fuji Xerox may request an exclusive, royalty-bearing license to such non-Xerographic Marking Patents, Copyrights and Technical Information of Xerox and its Subsidiaries, but Xerox shall be under no obligation to accept such request nor to grant such license on an exclusive basis.

B3. <u>Xerox License to Fuji Xerox of non-Xerographic non-Marking DPA Technical Information, Copyrights and Patents</u>:

(a) During the term of this Agreement Xerox grants to Fuji Xerox a Reserved Right of Option ("RRO") under which Fuji Xerox may elect to receive a non-exclusive right and license to non-Xerographic, non-Marking, DPA Patents, Copyrights and Technical Information of Xerox and its Subsidiaries, with a right to sublicense the same to its Subsidiaries and Fuji Xerox JV OPCO's (to the extent that such Fuji Xerox JV OPCOs agree to be bound by all other obligations of the Parties under this Agreement) (a) with respect to Patents and Technical Information, to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Products in the Territory and (b) with respect to Copyrights, to reproduce, modify, prepare derivative works of, display, perform and distribute Products in the Territory. The license to Fuji Xerox under this Section shall be royalty-free only to the extent the non-Xerographic, non-Marking, DPA Technical Information, Copyrights and Patents are used or embodied in Marking Products, and will arise without the need for election as set forth above. The use or embodiment of the non-Xerographic, non-Marking, DPA Technical Information, Copyrights and Patents in non-Marking Products shall be royalty-bearing. The royalty rates shall be negotiated in good faith by the Parties taking into account the nature and scope of the applicable Patents, Copyrights and Technical Information which royalties shall be no less favorable to Fuji Xerox than those offered by Xerox to a

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third party under similar circumstances. The RRO set forth in this Section shall become available to Fuji Xerox, for any item or items of Patents, Copyrights or Technical Information, either upon Xerox offering the same to Fuji Xerox by written notice, requesting that Fuji Xerox exercise or waive its rights under this Section or upon Fuji Xerox notifying Xerox in writing, requesting that Fuji Xerox be allowed to exercise its rights under this Section. The Party receiving such notice shall respond to such notice of offer within thirty (30) days of the receipt of same indicating that (in the case of an offer by Xerox) Fuji Xerox elects to exercise or waives its rights under this RRO or (in the case of a request for license by Fuji Xerox) Xerox agrees to consider the requested license of rights to Fuji Xerox under this RRO. Xerox and Fuji Xerox agree that each Party shall negotiate in good faith, but the failure of the Parties to reach agreement shall not be deemed a lack of good faith on the part of either Party. If acceptable terms and conditions are not agreed in writing within ninety (90) days (or such other time as the Parties may mutually agree in writing) of receipt by Fuji Xerox of the offer by Xerox or (in the case of a request for license by Fuji Xerox) receipt by Xerox of the request by Fuji Xerox, Xerox may proceed with other transactions regarding such non-Xerographic non-Marking DPA Patents, Copyrights and Technical Information of Xerox and its Subsidiaries. In addition to the foregoing, Fuji Xerox may later request a right to receive a non-exclusive, royalty-bearing right and license even after Fuji Xerox has waived its rights under paragraph (a), above, but such license shall be considered by Xerox only to the extent that Xerox can grant such license without derogating from any other license or licenses to which Xerox then is a party. For avoidance of doubt, the Parties agree that Xerox may offer and grant non-exclusive licenses to non-Xerographic non-Marking, DPA Patents, Copyrights and Technical Information to any third party prior to offering the same to Fuji Xerox.

(b) Notwithstanding the foregoing, Fuji Xerox may request an exclusive, royalty-bearing license to such non-Xerographic, non-Marking, DPA Patents, Copyrights and Technical Information of Xerox and its Subsidiaries, but Xerox shall be under no obligation to accept such request nor to grant such license on an exclusive basis.

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B4. <u>Fuji Xerox License to Xerox of Xerographic Technical Information, Copyrights and Patents</u>:

(a) Except as otherwise expressly provided in the Agreement, Fuji Xerox grants to Xerox for the term of the Agreement a royalty-free, exclusive license (a) under Xerographic Patents, and Xerographic Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCOs (to the extent licensable by Fuji Xerox to Xerox) to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Products outside the Territory and (b) under Xerographic Copyrights of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCOs (to the extent licensable by Fuji Xerox to Xerox) to reproduce, modify, prepare derivative works (as that term is defined in Article 2 of the Berne Convention) of, display, perform and distribute Products outside the Territory. No right or license is granted under this Agreement with respect to any Patent, Technical Information or Copyright of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCOs inside the Territory. In accordance with the license granted herein, Fuji Xerox agrees to use commercially reasonable efforts to prevent the sale by a third party outside of the Territory of Fuji Xerox's Xerographic Products unless such sale has been approved in writing by Xerox.

(b) Xerox shall have the right to grant sublicenses to its Subsidiaries or any of them with respect to all licenses granted to it above.

(c) Xerox may grant sublicenses to any other third party under the licenses granted under Section B4(a) with respect to Xerographic Patents, Technical Information and/or Copyrights of Fuji Xerox with a prior written notice to Fuji Xerox except for cases where Xerox intends to bring a case against a third party by utilizing Xerographic Patents of Fuji Xerox issued outside the Territory, which requires prior consultation with Fuji Xerox, which consultation shall not exceed thirty (30) days.

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B5. Fuji Xerox License to Xerox of non-Xerographic Marking Technical Information, Copyrights and Patents:

(a) During the term of the Agreement Fuji Xerox grants to Xerox a Reserved Right of Option ("RRO") under which Xerox may elect to receive a non-exclusive, royalty-bearing right and license to (a) non-Xerographic Marking Patents and Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCO's (to the extent licensable by Fuji Xerox to Xerox), with a right to sublicense the same to its Subsidiaries, to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Products outside of the Territory and (b) non-Xerographic Marking Copyrights of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCO's (to the extent licensable by Fuji Xerox to Xerox), with a right to sublicense the same to its Subsidiaries, to reproduce, modify, prepare derivative works of, display, perform and distribute Products outside the Territory. The royalty rates shall be negotiated in good faith by the Parties taking into account the nature and scope of the applicable Patents, Copyrights and Technical Information which royalties shall be no less favorable to Xerox than those offered by Fuji Xerox to a third party under similar circumstances. The RRO set forth in this Section shall become available to Xerox, for any item or items of Patent, Copyright or Technical Information, either upon Fuji Xerox offering the same to Xerox by written notice, requesting that Xerox exercise or waive its rights under this Section or upon Xerox notifying Fuji Xerox in writing, requesting that Xerox be allowed to exercise its rights under this Section. The Party receiving such notice shall respond to such notice of offer within thirty (30) days of the receipt of same indicating that (in the case of an offer by Fuji Xerox) Xerox elects to exercise or waives its rights under this RRO or (in the case of a request for license by Xerox) Fuji Xerox agrees to consider the requested license of rights to Xerox under this RRO. Xerox and Fuji Xerox agree that each Party shall negotiate in good faith, but the failure of the Parties to reach agreement shall not be deemed a lack of

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good faith on the part of either Party. If acceptable terms and conditions are not agreed in writing within ninety (90) days (or such other time as the Parties may mutually agree in writing) of receipt by Xerox of the offer by Fuji Xerox or (in the case of a request for license by Xerox) receipt by Fuji Xerox of the request by Xerox, Fuji Xerox may proceed with other transactions regarding such non-Xerographic Marking Patents, Copyrights and Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCO's. In addition to the foregoing, Xerox may later request a right to receive a non-exclusive, royalty-bearing right and license even after Xerox has waived its rights under paragraph (a), above, but such license shall be considered by Fuji Xerox only to the extent that Fuji Xerox can grant such license without derogating from any other license or licenses to which Fuji Xerox then is a party. For avoidance of doubt, the Parties agree that Fuji Xerox may offer and grant non-exclusive licenses to non-Xerographic Marking Patents, Copyrights and Technical Information to any third party prior to offering the same to Xerox.

(b)   Notwithstanding the foregoing, Xerox may request an exclusive, royalty-bearing license to such non-Xerographic Marking Patents, Copyrights and Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCOs, but Fuji Xerox shall be under no obligation to accept such request nor to grant such license on an exclusive basis.

B6.   <u>Fuji Xerox License to Xerox of non-Xerographic non-Marking DPA Technical Information, Copyrights and Patents</u>:

(a)   During the term of this agreement Fuji Xerox grants to Xerox a Reserved Right of Option ("RRO") under which Xerox may elect to receive a non-exclusive right and license to non-Xerographic, non-Marking, DPA Patents, Copyrights and Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCO's (to the extent licensable by Fuji Xerox to Xerox), with a right to sublicense the same to its Subsidiaries (a) with respect to Patents and Technical Information, to manufacture, have made, use, lease, sell, distribute or otherwise

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dispose of Products outside of the Territory and (b) with respect to Copyrights, to reproduce, modify, prepare derivative works of, display, perform and distribute Products outside of the Territory. The license to Xerox under this Section shall be royalty-free only to the extent the non-Xerographic, non-Marking, DPA Technical Information, Copyrights and Patents are used or embodied in Marking Products, and will arise without the need for election as set forth above. The use or embodiment of the non-Xerographic, non-Marking, DPA Technical Information, Copyrights and Patents in non-Marking Products shall be royalty-bearing. The royalty rates shall be negotiated in good faith by the Parties taking into account the nature and scope of the applicable Patents, Copyrights and Technical Information which royalties shall be no less favorable to Xerox than those offered by Fuji Xerox to a third party under similar circumstances. The RRO set forth in this Section shall become available to Xerox, for any item or items of Patent, Copyright and Technical Information, either upon Fuji Xerox offering the same to Xerox by written notice, requesting that Xerox exercise or waive its rights under this Section or upon Xerox notifying Fuji Xerox in writing, requesting that Xerox be allowed to exercise its rights under this Section. The Party receiving such notice shall respond to such notice of offer within thirty (30) days of the receipt of same indicating that (in the case of an offer by Fuji Xerox) Xerox elects to exercise or waives its rights under this RRO or (in the case of a request for license by Xerox) Fuji Xerox agrees to consider the requested license of rights to Xerox under this RRO. Xerox and Fuji Xerox agree that each Party shall negotiate in good faith, but the failure of the Parties to reach agreement shall not be deemed a lack of good faith on the part of either Party. If acceptable terms and conditions are not agreed in writing within ninety (90) days (or such other time as the Parties may mutually agree in writing) of receipt by Xerox of the offer by Fuji Xerox or (in the case of a request for license by Xerox) receipt by Fuji Xerox of the request by Xerox, Fuji Xerox may proceed with other transactions regarding such non-Xerographic, non-Marking, DPA Patents, Copyrights and Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCO's. In addition to the foregoing, Xerox may later request a right to receive

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a non-exclusive, royalty-bearing right and license even after Xerox has waived its rights under paragraph (a), above, but such license shall be considered by Fuji Xerox only to the extent that Fuji Xerox can grant such license without derogating from any other license or licenses to which Fuji Xerox then is a party. For avoidance of doubt, the Parties agree that Fuji Xerox may offer and grant non-exclusive licenses to non-Xerographic, non-Marking, DPA Patents, Copyrights and Technical Information to any third party prior to offering the same to Xerox.

(b) Notwithstanding the foregoing, Xerox may request an exclusive, royalty-bearing license to such non-Xerographic, non-Marking, DPA Patents, Copyrights and Technical Information of Fuji Xerox and its Subsidiaries and Fuji Xerox JV OPCOs, but Fuji Xerox shall be under no obligation to accept such request nor to grant such license on an exclusive basis.

B7. <u>Fuji Xerox Rights to Xerox non-Xerographic Marking Products</u>:

Xerox shall provide Fuji Xerox with a Right of First Offer ("ROFO") under which prior to offering a non-Xerographic Marking Product to any third party within the Territory, Xerox shall first offer Fuji Xerox the right to negotiate with Xerox for distribution rights to such non-Xerographic Marking Product, such negotiation to be conducted in good faith. If mutually acceptable terms and conditions are agreed in writing within sixty (60) days, Xerox shall not offer any third party distribution rights to such non-Xerographic Marking Product. If the Parties are unable to agree to mutually acceptable terms and conditions within such sixty (60) day period or if Fuji Xerox declines the offer to distribute such non-Xerographic Marking Product, Xerox may grant exclusive or non-exclusive rights for such non-Xerographic Marking Product to other third parties in the Territory under terms and conditions which are as favorable or more favorable to Xerox in similar order volume and terms and conditions as those offered to Fuji Xerox. Nothing set forth in this Section shall be deemed to be an offer of a license to any patents embodied in such non-Xerographic Marking Product, and any such license shall be governed by other provisions of this Part B of this Agreement. Fuji Xerox may request a non-exclusive right to distribute such non-Xerographic Marking Product, even after Fuji Xerox has waived its rights under the offer made to Fuji Xerox by Xerox under this Section, but only to the extent that such right can be granted without derogating from any other agreements to which Xerox then is a party.

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B8. <u>Xerox's Rights to Fuji Xerox non-Xerographic Marking</u> <u>Products:</u>

Fuji Xerox shall provide Xerox with a Right of First Offer ("ROFO") under which prior to offering a non-Xerographic Marking Product to any third party outside of the Territory, Fuji Xerox shall first offer Xerox the right to negotiate with Fuji Xerox for distribution rights to such non-Xerographic Marking Product, such negotiation to be conducted in good faith. If mutually acceptable terms and conditions are agreed in writing within sixty (60) days, Fuji Xerox shall not offer any third party distribution rights to such non-Xerographic Marking Product. If the Parties are unable to agree to mutually acceptable terms and conditions within such sixty (60) day period or if Xerox declines the offer to distribute such non-Xerographic Marking Product, Fuji Xerox may grant exclusive or non-exclusive rights for such non-Xerographic Marking Product to other third parties outside the Territory under terms and conditions which are as favorable or more favorable to Fuji Xerox in similar order volume and terms and conditions as those offered to Xerox. Nothing set forth in this Section shall be deemed to be an offer of a license to any patents embodied in such non-Xerographic Marking Product, and any such license shall be governed by other provisions of this Part B of this Agreement. Xerox may request a non-exclusive right to distribute such non-Xerographic Marking Product, even after Xerox has waived its rights under the offer made to Xerox by Fuji Xerox under this Section, but only to the extent that such right can be granted without derogating from any other agreements to which Fuji Xerox then is a party.

B9. <u>Notice of Business Activities Outside Licensed Territory</u>:

Subject to Part B of this Agreement, each Party shall notify the other Party prior to the conduct of DPA outside the Territory (in the case of Fuji Xerox) and within the Territory (in the case of Xerox) in order to permit the respective Parties to exercise their rights under this Agreement.

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B10. <u>Limitation On Sublicense Rights</u>:

Except as expressly set forth in this Agreement, neither Party shall have the right to sublicense with respect to all licenses granted a Party hereunder.

B11. <u>Right of License to Third Party Patents, Copyrights and Technical Information</u>:

Any Patents or Technical Information licensable or sublicensable by Xerox or Fuji Xerox because of an agreement with a third party and as to which Xerox or Fuji Xerox is required to make payment to a third party, or under which Xerox or Fuji Xerox is not free to grant full licenses or sublicenses to the other Party, shall be licensed to the other Party in accordance with the territorial limits of Part B hereto, if so desired by the other Party and the other Party agrees to be sublicensed under the terms and conditions for such license or sublicense, including payment of a royalty or other compensation to the third party, if any, and subject to the terms of the agreement with such third party.

B12. <u>Ownership and Administration of Intellectual Property</u>:

For purposes of this Section, the term "Party" or "Parties" shall include a Subsidiary of a Party if the context so indicates. All inventions, works of authorship and Technical Information created by either or both Parties during the term of the Agreement, together with all Patents and Copyrights obtained with respect to such inventions, works of authorship and Technical Information (collectively, the "Intellectual Property"), shall be owned and administered solely by the Party who controls the principal creator(s); provided, however, that if (i) the other Party provides more than 80% of the investment for the intended Project (as that term is defined below in this Section B12) which results in the creation of such inventions, works of authorship and Technical Information (as shall be defined in a prior, written agreement between the Parties) as defined in the specific Project agreement or statement of work under which such Intellectual Property was created; or (ii) the Party who controls the principal creator(s) cannot be identified and agreed upon, then such Intellectual Property shall be owned and administered jointly worldwide by Xerox and Fuji Xerox. For avoidance of doubt, the terms and agreements set forth in any Project agreement or statement of work (the "Project"),

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which shall be required for all such joint efforts between the Parties, shall govern the ownership and administration of Intellectual Property created thereunder to the extent that such terms and conditions differ from those set forth in this Section if such Project is agreed in writing between corporate officers of the Parties. In no event shall ownership of any Project deliverables or other Project outputs alter or affect the ownership of any underlying or previously existing Patents, Technical Information or Copyrights. Further, in determining the 80% threshold for a Project, any works that have already been implemented by the Party who controls the principal creator(s), without any involvement and/or contribution by the other Party, either in the form of development or investment, shall not be taken into consideration for the purpose of determining ownership.

B13. <u>Rights in Software Derivative Works</u>:

A Software derivative work that does not reflect or contain significant added value (including, but not limited to a mere translation from one language to another or a simple localization of a program from one market to another, etc.) shall be owned by the owner(s) of the original work.

B14. <u>Disclosure of Technical Information; Gatekeepers</u>:

(a) Xerox and Fuji Xerox shall promptly and fully disclose or cause to be disclosed to the other Party, on a continuing basis, all Xerographic Technical Information as to which either Party has transferable rights; provided that the use of such Technical Information shall be subject to those provisions of Part D if, applicable.

(b) For purposes of this Section B14 (b) through (g), each Party shall designate a gatekeeper, which gatekeeper shall serve in such capacity until a replacement is notified to the other Party in writing. Such gatekeeper shall be one or more individual employees of a Party designated by such Party to receive information from the other Party in order to ascertain if a more complete disclosure of Technical Information is desired or needed by such Party or if such information is already licensed under the Amended 1999TA.

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(c)   Xerox and Fuji Xerox further agree to disclose to the designated gatekeeper of the other Party all non-Xerographic Marking Technical Information not disclosed pursuant to the above paragraph on an ongoing basis to enable the other Party to obtain its RRO and ROFO rights as set forth above.

(d)   Xerox and Fuji Xerox shall also disclose to the designated gatekeeper of the other Party, on a continuing basis, such information concerning non-Xerographic, non-Marking DPA Technical Information not disclosed pursuant to the above sufficient to enable the other Party to ascertain if such non-Xerographic, non-Marking DPA Technical Information is used or embodied in any Marking Product with respect to which Marking Product the Party shall be entitled to a royalty-free license as set forth above, or to enable the other Party to obtain its RRO rights as set forth above.

(e)   For purposes of this provision, Software shall be treated within the category(ies) in which it is likely to be applied in accordance with the definitions of Xerography, Marking and DPA set forth above.

(f)   The Parties shall agree upon a process to govern disclosures made pursuant to this Section B14 and shall, upon reaching such agreement, append such process to this Agreement as Annex B-1.

(g)   The Parties agree that disclosures between the gatekeepers of the Parties shall be promptly made without reference to other matters set forth in this Agreement.

B15. Training and Technical Assistance:

(a)   The Parties agree that personnel in the full-time employment of Xerox or Fuji Xerox will be permitted to visit certain facilities designated by the other Party and/or become resident at such locations designated by the other Party in order to receive disclosure of Xerographic Technical Information. Any such visitation or residence shall not include, and any visitor or resident shall not request access to facilities or portions thereof, which are not directly involved in the creation of Xerographic Technical Information or Xerographic Products.

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Except as otherwise agreed, visitors and residents may not contact or access vendors and suppliers of the hosting Party without consulting with the hosting Party if the visitors and residents know that the hosting Party has contracts with such vendors and suppliers and such contacts require the disclosure by the vendor or supplier of the confidential information of the hosting Party which is subject to an obligation of confidentiality.

A Party may elect, at its option to grant the other Party, such other assistance and training as the Party determines. All non-Xerographic Technical Information shall only be disclosed to the designated gatekeeper of the other Party and shall not be disclosed to residents unless such residents are designated as one of gatekeepers. The numbers of such visitors or residents, the objectives and purposes for such visits and the schedules of visits shall be agreed in advance in order to minimize interference with other business activities. All visitors and residents shall act as employees of the employer Party and are not allowed to hold themselves out as representatives or agents of the hosting Party. All expenses incurred by such visitors or residents shall be paid by their employer.

(b) In the event a Party sends personnel to the facilities of the other Party to disclose its Technical Information or render other assistance and training in response to a request from the other Party, the hosting Party shall reimburse the providing Party with all reasonably incurred travel and living expenses subject to standard limits imposed by the providing Party.

B16. Third Party Agreements:

(a) Notification: Xerox and Fuji Xerox shall promptly notify the other Party in writing upon the initiation of negotiations by Xerox, Fuji Xerox or one of their respective Subsidiaries with any third party involving any of the following, provided that if such third party is Fuji Photo Film Co., Ltd. reporting of such events shall be made after such occurrence of the events on a quarterly basis:

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(i) acquisition from or supply to such third party of products for resale or lease which could reasonably be expected to be of significance to the other Party,

(ii) licensing of Copyrights from or to a third party which could reasonably be expected to be of significance to the other Party,

(iii) licensing of Patents, Technical Information or Trademarks from or to a third party, which license could reasonably be expected to be of significance to the other Party,

(iv) joint technical research or development with such third party which could reasonably be expected to be of significance to the other Party, or

(v) other business cooperation with such third party which could reasonably be expected to be of significance to the other Party.

(b) <u>Mutual Rights</u>: In the negotiations described above, and with respect to Xerographic Patents and Technical Information, Xerox agrees to use commercially reasonable efforts to obtain rights in the Territory equivalent to those which it obtains for itself outside the Territory, including the right to grant such rights to Fuji Xerox, and Fuji Xerox agrees to use commercially reasonable efforts to obtain rights outside the Territory equivalent to those which it obtains for itself in the Territory, including the right to grant such rights to Xerox.

B17. <u>Measures to Insure Confidentiality of Xerographic Technical Information</u>:

(a) Subject to the provisions regarding Confidentiality set forth in Part E below, Xerox and Fuji Xerox agree to adopt and implement security procedures for classifying Xerographic Technical Information and for determining the persons to whom the various classes of such Xerographic Technical Information are authorized to be disclosed based upon their need to know the same for purposes of performing their responsibilities on behalf of the disclosing Party. All non-Xerographic Technical Information shall be disclosed only through the designated gatekeeper(s) of the other Party in accordance with the process which shall also be agreed between the Parties.

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(b)   Xerox and Fuji Xerox agree to arrange for senior technical representatives of the Parties to jointly review the above-mentioned security procedures and the practices thereunder from time to time, and at least once each calendar year, to determine what, if any, changes are appropriate.

(c)   The Parties will ensure that each employee of Xerox, Fuji Xerox and their Subsidiaries has executed a confidentiality agreement satisfactory to the other Party before such employee is given access to Technical Information covered by an obligation of confidentiality, but such access shall be limited as otherwise provided in the Agreement.

(d)   The Parties agree to take all necessary action, including but not limited to court proceedings, to compel compliance with the provisions of this Section B17 and the written agreements to be obtained pursuant to Section B17(c) above.

(e)   The provisions of this Section B17 shall also apply to all Technical Information exchanged by and between a Party and the Subsidiaries of the other Party, and between Subsidiaries of the Parties.

(f)   The Parties agree to review the processes and procedures established under this Section upon the request from either Party eighteen (18) months from the Effective Date.

B18. Patent Applications, Maintenance and Abandonment:

Each Party shall, without cost to the other Party, pay all maintenance and renewal fees necessary to keep its issued Xerographic Patents (in the Territory in the case of Xerox ownership, and outside the Territory in the case of Fuji Xerox ownership) in force, provided that the owning Party may abandon any issued Xerographic Patent in the respective geography with the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Either Party may abandon any application for a Patent prior to the issuance of such Patent for any reason.

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B19. Filing, Maintenance and Defense of Jointly Owned Patents:

For those inventions to be owned and administered jointly worldwide by Fuji Xerox and Xerox in accordance with Section B12, the following patent application filing procedures will apply:

(a)   Promptly upon one Party's decision to initiate a patent filing, the Parties shall establish a joint worldwide patent filing program.

(b)   The Party in whose territory an invention is made shall be responsible for the preparation and filing of all domestic and foreign patent applications. A copy of the initial patent application shall be provided to the other Party. If the initial application is filed in Japan by Fuji Xerox, a translation into English thereof, shall be provided to Xerox.

(c)   All preparation, filing and maintenance costs will be shared equally by the Parties.

(d)   The preparing Party shall promptly forward copies of prosecution documents to the other Party.

(e)   In the event that the Parties have not agreed upon the scope of a patent filing program, the Party desiring to file a patent application in a given country may do so at its own expense. The patent applications so filed shall continue to be jointly owned.

(f)   If one Party chooses not to file a Jointly Owned Patent application in any country and, in lieu thereof, desires to publish the subject matter of the invention, the other Party will be given an opportunity (not less than forty-five (45) days) to file a patent application, at its expense in any country, and shall be given the full cooperation of the inventors of the other Party. The patent applications so filed shall continue to be jointly owned.

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(g)   Once a patent application has been filed in any country, either Party shall be free to independently publish the subject matter of the invention. However, the Party desiring to publish shall notify the other Party prior to publication in order to give the other Party an opportunity to present compelling reasons for not publishing.

B20. Enforcement Rights for Patents:

(a)   Fuji Xerox shall have the exclusive right to enforce: (i) all Patents which are issued inside the Territory and which are owned either solely by Fuji Xerox or jointly with Xerox; (ii) all Xerographic Patents of Xerox which are issued inside the Territory; and (iii) all of its non-Xerographic Patents which are issued outside the Territory.

(b)   Xerox shall have the exclusive right to enforce: (i) all Patents which are issued outside the Territory and which are owned either solely by Xerox or jointly with Fuji Xerox; (ii) all Xerographic Patents of Fuji Xerox which are issued outside the Territory; and (iii) all of its non-Xerographic Patents which are issued inside the Territory.

(c)   In the event that Fuji Xerox brings a lawsuit inside the Territory to enforce a Xerographic Patent as to which it has exclusive enforcement rights under this Section, or Xerox brings a lawsuit outside the Territory to enforce a Xerographic Patent as to which it has exclusive enforcement rights under this Section, the Party bringing the lawsuit shall be: (i) solely responsible for managing it, including retaining and supervising outside counsel, and for paying the on-going litigation costs and expenses; and (ii) entitled to retain all damages, costs and expenses awarded against the defendant for infringement of the Patent.

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(d)   In the event a Party commences an enforcement action as permitted in this Section B20, the other Party agrees to offer all reasonable cooperation and assistance requested by such enforcing Party, all at the enforcing Party's cost and expense.

B21. Enforcement Rights for non-Xerographic Patents:

(a)   In the event that a non-Xerographic Patent of Fuji Xerox which is issued outside the Territory and which is licensed to Xerox, or a non-Xerographic Patent of Xerox which is issued inside the Territory and which is licensed to Fuji Xerox, is infringed by a third party, the Parties shall discuss the situation and decide whether or not to bring a lawsuit against the third party and, if so, which Party shall do so. If a Party other than the Patent owner is to bring a lawsuit, then the Party owning the Patent shall either assign or exclusively license it to the other Party in order that it may do so. Unless otherwise agreed by the Parties, the Party bringing the lawsuit shall be: (i) solely responsible for managing it, including retaining and supervising outside counsel, and for paying the on-going litigation costs and expenses; and (ii) entitled to retain all damages, costs and expenses awarded against the defendant for infringement of the Patent.

(b)   Insofar as it is necessary to join a Party as an indispensable Party in an enforcement action, the Parties agree to cooperate in such enforcement action and to participate in such joinder. In addition, the Parties shall share costs, expenses and any damage awards in a manner to be agreed upon on a case-by-case basis.

PART C – BRAND PROVISIONS, ROYALTIES AND LICENSES

C1. Xerox Trademark License to Fuji Xerox:

(a)   Subject to the terms and conditions of this Agreement, Xerox hereby grants to Fuji Xerox (i) an exclusive license to use Xerox Trademarks to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Xerographic

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Products in the Territory; (ii) a non-exclusive license to use Xerox Trademarks to manufacture, have made, use, lease, sell, distribute or otherwise dispose of all other Products in the Territory; and (iii) a limited right, on a case by case basis and upon the prior written permission of Xerox, to use the "Fuji Xerox Co., Ltd." name on the nameplate attached to certain products sold outside of the Territory as set forth in Annex C-1. Fuji Xerox acknowledges and understands that the use of the "Fuji Xerox" Trademark and Trade Name outside of the Territory for advertisement or solicitation purposes is outside of this grant and is strictly prohibited.

(b) Notwithstanding the above, Xerox reserves all rights with respect to Xerox Trademarks not expressly licensed to Fuji Xerox hereunder, including but not limited to:

(i) the right to use Xerox Trademarks inside the Territory in connection with any goods and/or services other than the right to manufacture, have made, use, lease, sell, distribute or otherwise dispose of Xerographic Products. However, Xerox shall consult with Fuji Xerox before using the word "XEROX" inside the Territory in order to understand any concerns that Fuji Xerox may have regarding the proposed use; and

(ii) the right to license the Xerox Trademarks to others inside the Territory in connection with any goods and/or services other than Products; and

(iii) the right to source Xerographic Products bearing Xerox Trademarks in the Territory for distribution exclusively outside the Territory , pursuant to Section D4 of this Agreement.

C2. Fuji Xerox Trademark License to Xerox:

Fuji Xerox hereby agrees to grant to Xerox, upon negotiation of the terms and conditions for same, a royalty-free, non-exclusive license to use any Fuji Xerox Trademarks solely in connection with DPA outside the Territory on a case by case basis.

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C3. Brand Non-performance:

If, in the reasonable opinion of Xerox, Fuji Xerox fails to use its best efforts to create, expand and maintain a profitable market for any branded Xerographic Product in any country in the Territory, the license granted in Section C1 shall, at Xerox's option, exercisable after consultations between the Parties and an opportunity of Fuji Xerox to cure such failure within six (6) months after notice of such failure from Xerox, become non-exclusive only with respect to such branded Xerographic Product or Products in such country or countries and Xerox shall have the express right to enter the country or countries with such Product(s).

C4. Trademark Sublicense Rights:

(a) Subject to the provisions of this Agreement, Fuji Xerox shall have the right to grant sublicenses of Xerox Trademarks to its Subsidiaries and Fuji Xerox JV OPCOs and the Subsidiaries of any of them. All such sublicenses must be in substantial accordance with the terms and conditions contained in this Part C of this Agreement. Any such sublicensing shall not relieve Fuji Xerox of its obligations hereunder. No right or license is granted under this Agreement in respect of any Xerox Trademark outside of the Territory.

(b) Except as expressly provided in this Section, Fuji Xerox has no right to grant sublicenses of Xerox Trademarks to any other entity without the express written approval of Xerox; except that, if it becomes necessary or desirable in the opinion of Fuji Xerox to sublicense a Xerox Trademark in order to resolve a particular enforcement action against a third party infringer, the Parties shall discuss the matter with each other and Xerox may authorize Fuji Xerox to grant such sublicense to such third party under terms and conditions mutually agreed by the Parties.

C5. Business Use of Xerox Trade Names:

Fuji Xerox and its Subsidiaries and such other companies as agreed in writing (except for certain small "start-up" companies to be mutually agreed to in writing) shall trade under the trade names that include the term "Xerox" in the Territory except where otherwise agreed between the Parties and except in the case of P.T. Astra-Graphia in Indonesia.

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C6. <u>Business Use of Xerox Trademarks</u>:

(a) Trademarks for Products within DPA.

    (i)   <u>Use of XEROX and FUJI XEROX Trademarks</u>.

All Products manufactured, made, used, sold, leased, distributed or otherwise disposed of within DPA inside the Territory by Fuji Xerox, its Subsidiaries and Fuji Xerox JV OPCOs shall prominently bear the "XEROX" or "FUJI XEROX" trademark. Use of such Trademarks shall be subject to Xerox's review and approval and be registered (where registerable) in the name of Xerox Corporation or Xerox Limited in the Territory.

    (ii)   <u>Use of Product Names for Product to be marketed only in the Territory within Office Segment.</u>

For purposes of this paragraph, Products within the Office Segment ("Office Products") shall be agreed to separately between the Parties. Provided, however, Office Products shall generally include products designed to be marketed and used in a business office setting. All such Products manufactured, made, used, sold, leased, distributed or otherwise disposed of within DPA in the Territory by Fuji Xerox, its Subsidiaries and Fuji Xerox JV OPCOs for the Office Segment may bear Fuji Xerox Trademarks as product names, if so desired by Fuji Xerox, provided such use is secondary to the "XEROX" or "FUJI XEROX" Trademark used; and provided further that prior to implementation of such Fuji Xerox trademarks, Fuji Xerox shall propose, in writing, to Xerox such Fuji Xerox Trademarks for Xerox's prompt concurrence. If Xerox does not so concur to the proposed use of Fuji Xerox Trademarks, then Fuji Xerox shall propose alternatives for Xerox concurrence until mutual agreement is reached, in writing, between the Parties. Such Fuji Xerox Trademarks shall be registered (where registerable) in the name of Fuji Xerox in the Territory.

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(iii) <u>Use of Product Names within Production Group and Global Services Segments</u>.

For purposes of this paragraph, Products within the Production Group and Global Services Segments shall be agreed to separately between the Parties.

All Products manufactured, made, used, sold, leased, distributed or otherwise disposed of within DPA inside the Territory shall bear Xerox Trademarks as product names, be approved by Xerox and registered (where registerable) in the name of Xerox Corporation or Xerox Limited in the Territory at Xerox's cost; provided that Xerox Corporation or Xerox Limited shall effectively manage that process.

(iv) Fuji Xerox may, from time to time, use other trademarks with respect to DPA; provided however, all new names must be approved in advance by Xerox and such new names shall be registered (where registerable) in the name of Xerox Corporation or Xerox Ltd. except as provided in Section C6(a)(ii) above.

(v) As of the Effective Date hereof, the Trademarks issued within the Territory shall be owned by the Parties as set forth on Annex C-2 to this Agreement and the Parties shall take all actions necessary to effect such ownership.

(b) <u>Trademarks for Products Outside DPA</u>.

For products manufactured, made, used, sold, leased, distributed or otherwise disposed of outside of DPA in the Territory, Fuji Xerox may not use any Xerox Trademark, unless Fuji Xerox obtains prior written approval from Xerox for such use of the Xerox Trademark on a product-by-product basis.

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(c) Fuji Xerox shall not use Xerox Trademarks in any manner that would, in Xerox's reasonable opinion, be considered to adversely affect Xerox or Xerox Trademarks.

(d) Xerox agrees to give assistance to Fuji Xerox at the expense of Fuji Xerox to enable Fuji Xerox to register the licenses granted pursuant to this Agreement and the right to use Xerox Trademarks as provided herein at the trademark bureau in the Territory.

C7. <u>Fuji Xerox Rights to Xerox Trademarks Upon Expiration or Termination:</u>

(a) In the event Xerox opts not to renew this Agreement, Fuji Xerox shall have a non-exclusive right to use Xerox Trademarks for a period of up to two (2) years from the date of expiration subject to the Quality Control Standards and royalty payments set forth above for such period that the Products are sold, except that during the first year following expiration, such right shall be royalty-free.

(b) In the event Fuji Xerox opts not to renew this Agreement, Fuji Xerox shall immediately cease implementation of any new or expanded uses of Xerox Trademarks and shall, upon expiration or termination, discontinue existing uses of Xerox Trademarks within thirty (30) days; provided, however, that the use of Xerox Trademarks affixed to Products that have already been sold, leased, distributed or licensed to customers of Fuji Xerox, its Subsidiaries or FX JV OPCOs shall not be affected by this Section C7(b).

(c) Fuji Xerox acknowledges that its failure to cease use of the Xerox Trademarks in accordance with the provisions of this Agreement after termination thereof will result in immediate and irreparable harm to Xerox for which there is no adequate remedy at law. Notwithstanding the provisions of E29 below, Xerox shall be entitled to bring an action or proceeding for specific performance, injunctive relief and/or other equitable relief to compel Fuji Xerox to discontinue the infringement of the Xerox Trademarks, to cease and desist all unauthorized use of the Xerox Trademarks, to take all affirmative acts necessary to ensure discontinuance of use of the Xerox Trademarks after the expiration or termination of this Agreement, and to obtain such other or different relief as may be necessary and proper.

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(d) Unless otherwise expressly provided herein, upon any other termination of this Agreement all licenses under this Part C will survive for a period of thirty (30) days from the date of termination, during which period the terms and conditions of this Agreement will apply.

C8. <u>Rights of Inspection Following Termination</u>:

(a) At the end of the post-termination use period (if any) or expiration date, each Party shall be allowed reasonable access to the other's premises (including each Party's Subsidiaries and in the case of Fuji Xerox, Fuji Xerox JV OPCOs) to observe and inspect to insure that either Party's Trademarks are no longer in use. Continued use of Trademarks of the other Party beyond the above-specified removal periods shall constitute infringement of Xerox Trademarks by Fuji Xerox and Fuji Xerox Trademarks by Xerox respectively and shall give rise to remedy of specific performance for the owner of respective Trademarks as set forth above. Each Party shall not adopt any trade name, trademarks, or service marks that are confusingly similar to the Trademarks of the other Party in the event of termination or expiration of this Agreement.

(b) Fuji Xerox may not, after the end of the post termination or expiration use period, use Xerox Trademarks in any manner, including without limitation, indicating that Fuji Xerox's products were formerly marketed under the "Xerox" or "Fuji Xerox" trade name and/or trademark; provided, however, that Fuji Xerox may refer to the fact that the company name was previously Fuji Xerox Co., Ltd. in an editorial manner.

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C9. Trademark Indemnification:

(a) Fuji Xerox shall, at its own expense, indemnify and hold harmless Xerox, its Subsidiaries, affiliates or assignees, and their directors, officers, employees and agents and defend any action brought against same with respect to any claim, demand, cause of action, debt or liability, including attorneys' fees, incurred or sustained by a third party, whether for personal injury or otherwise, because of (i) the manufacture, marketing, use or sale of the Products bearing Xerox Trademarks by Fuji Xerox, any of its Subsidiaries and/or Fuji Xerox JV OPCOs, (ii) the breach by Fuji Xerox of its obligations under this Part C, or (iii) any suit, claim or proceeding brought against Xerox and/or any of its Subsidiaries by a third party alleging that a Fuji Xerox Trademark, if so licensed to Xerox under Section C2 infringes a trademark owned by such third party in any country; provided that Fuji Xerox is promptly notified, given the assistance required, and permitted to direct the defense.

(b) Xerox shall, at its own expense, indemnify and hold harmless Fuji Xerox, its Subsidiaries and/or Fuji Xerox JV OPCOs, affiliates or assignees, and their directors, officers, employees and agents and defend any action, debt or liability, including attorney's fees incurred or sustained by a third party because of any suit, claim or proceeding brought against Fuji Xerox, any of its Subsidiaries and/or Fuji Xerox JV OPCOs by a third party alleging that a Xerox Trademark licensed to Fuji Xerox under Part C infringes a trademark owned by such third party in any country; provided that Xerox is promptly notified, given the assistance required, and permitted to direct the defense.

C10. Trademark Ownership:

(a) Fuji Xerox acknowledges that the Xerox Trademarks are the exclusive and sole property of Xerox regardless of the name of the current registrant of such Xerox Trademark. Fuji Xerox agrees that any and all rights that might be acquired by its use of Xerox Trademarks shall inure to the sole benefit of Xerox. Fuji Xerox agrees to execute all papers reasonably requested by Xerox to affect further registration of, maintenance and renewal of Xerox Trademarks, where applicable.

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(b)   Fuji Xerox shall not at any time apply for registration of any copyright, design, patent or trademark or other designation that would affect the ownership of Xerox Trademarks , nor file any document with any governmental authority or take any action which would adversely affect the ownership of Xerox Trademarks or aid or abet anyone else in doing so.

(c)   Fuji Xerox shall at no time, whether during the Term or thereafter adopt and/or use any trademark, company name or other designation which is confusingly or colorably similar to Xerox Trademarks. If any application for registration is, or has been filed in the Territory or any other country which relates to any name or mark which, in the reasonable opinion of Xerox, is confusingly similar, deceptive or misleading with respect to any Xerox Trademark shall immediately abandon any such application or registration or, at Xerox's sole discretion, assign it to Xerox. Fuji Xerox shall reimburse Xerox for all the costs and expenses of any opposition, cancellation or related legal proceedings, including attorney's fees, brought successfully by the Xerox or its authorized representative, in connection with any such registration or application.

C11. Unlicensed Sales by Third Party:

Except as expressly provided herein, neither Party shall sell any Products bearing the other Party's Trademarks outside the Territory in the case of Fuji Xerox or inside the Territory in the case of Xerox. If either Party learns of any such sales, it shall use reasonable efforts to obtain possession of said Products and to prevent such sales in the future, including refusing to sell Products bearing the other Party's Trademarks to the persons or entities responsible for the resale outside the Territory or within the Territory as the case may be. To the fullest extent permitted by applicable law, either Party shall promptly notify the other of such sales, giving the particulars thereof and providing necessary information and assistance. Either Party shall be reimbursed for its out of pocket expenses.

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C12. Quality Control Standards:

(a) Fuji Xerox shall manufacture, sell, lease, use, distribute or otherwise dispose of Products and all related packaging and promotional materials in compliance with the Quality Control Standards.

Xerox branded Products offered by Fuji Xerox shall be of no less quality than the quality of goods, services and the promotional and packaging materials related thereto offered by Fuji Xerox, as of the execution date hereof.

(b) The Parties recognize the quality of Products sold under the Xerox and Fuji Xerox Trademarks historically in Fuji Xerox Territory and will cooperate to maintain such appropriate standards of quality.

C13. Quality Control Inspection During Term:

Xerox shall be allowed reasonable access to the Fuji Xerox or any of its Subsidiaries' and Fuji Xerox JV OPCOs' or vendors' or suppliers' premises upon reasonable advanced notice and during normal business hours solely for the purpose of observing and inspecting to insure that Fuji Xerox is in compliance with the above requirements and that Xerox Trademarks are being used in accordance with the requirements of this Part C. Fuji Xerox agrees to cooperate with Xerox in order to enable such inspection to be conducted. In the event such inspection discloses any material failure by Fuji Xerox to comply with the obligations set forth in this Part C, Fuji Xerox shall immediately remedy such non-compliance. The failure of Fuji Xerox to do so within ninety (90) days or such other time as the Parties may mutually agree in writing shall constitute a material breach of this Agreement, and particularly Part C hereof.

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C14. <u>Enforcement of Xerox Trademarks in the Territory</u>:

In the event Fuji Xerox learns of any infringement, threatened infringement or passing-off of Xerox Trademarks in the Territory or that any third party alleges or claims that any Xerox Trademark is liable to cause deception or confusion to the public in the Territory, or is liable to dilute or infringe any right in the Territory, Fuji Xerox shall forthwith notify Xerox and Fuji Xerox and Xerox shall agree to cooperate in addressing said issue.

PART D – PRODUCT PROVISIONS

D1. <u>Prices and Terms Applicable to Supply Products; Volume Building</u>:

(a) Subject to the terms set forth below in this Part D related to each Party being the Preferred Supplier (as defined in Section D4. (b)) of the other Party, it is anticipated that one Party may, from time to time, agree to purchase or license Products and parts and components thereof from the other Party. The prices to be paid for such Products will be mutually agreed between the Parties. Such prices will not exceed the prices at which the same or at least substantially similar items of like quality are made available to unaffiliated third parties of the selling/licensing party under similar terms and conditions. For the purpose of this Part D, Products shall specifically exclude any DPA commodity item which does not include or embody any intellectual property of the Parties and which the non-purchasing Party does not manufacture (including have made) and sell. Subject to Section E33, the Parties agree that they may, by mutual agreement, adopt other terms and conditions governing specific transactions and/or markets or other segments and such terms, once agreed in writing, shall take precedence over this Part D to the extent there is a conflict or discrepancy between them.

(b) To the extent that a product is economically viable for Xerox and meets Xerox's Quality, Cost and Deliverables (QCDs), it is both Parties' intention that Fuji Xerox shall be the first-line Preferred Supplier (except for the case that Xerox supplies for itself) of Xerographic IOT's to Xerox in the product space commonly known as

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Segments 3-5 (as understood on the date of this Agreement). Such first-line Preferred Supplier relationship will be separately agreed to, from time to time, in writing, and typically on a program or product basis. It is further both Parties' intention that Xerox sources such Segments 3-5 product from suppliers in the Territory only if Fuji Xerox cannot provide such Segments 3-5 Product which meets Xerox's QCDs and only in accordance with Section D4.

(c)   To the extent that a product is economically viable for Fuji Xerox and meets Fuji Xerox's QCDs, it is both Parties' intention that Xerox shall be the first-line Preferred Supplier to Fuji Xerox (except for the case that Fuji Xerox supplies for itself) of Products in the Production mono product space (as understood on the date of this Agreement) and iGen3® Digital Publisher space and their follow on Products. Such first-line Preferred Supplier relationship will be separately agreed to, from time to time, in writing, and typically on a program or product basis. It is further both Parties' intention that Fuji Xerox sources such Production product from suppliers outside the Territory only if Xerox cannot provide such Production product which meets Fuji Xerox's QCDs and only in accordance with Section D4.

(d)   With respect to volume building in the product space outside the Territory, commonly known as Segments 1 and 2 (as understood on the date of this Agreement), the Parties acknowledge the Charter of Xerox International Partners (XIP), a California general partnership and the 1991 General Partnership Agreement relating to XIP, as amended from time to time as its governing framework. The Parties further acknowledge that realization of volume building in the product space commonly known as Segments 1 and 2 outside the Territory may from time to time require separate agreement between the Parties.

D2. Manufacturing License Fee:

If either Party manufactures any Product (other than Consumables, where Consumables are toner, fuser, ink or photoreceptor, or constituent parts thereof, including Customer Replaceable Unit ("CRU") thereof) which the Parties agree employs

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a significant design of the other Party, the manufacturing Party shall pay an agreed compensation (if any) to the other Party in the form of a manufacturing license fee ("MLF") or as otherwise may be agreed from time to time; provided, however, there shall be no compensation for the use of Technical Information, unless such Technical Information is a significant design of the other Party. In accordance with Section B14 of the Agreement, under no circumstances will the prompt and full disclosure of Technical Information be interrupted.

D3. Software License Fee:

If either Party elects to utilize, sublicense or distribute Software of the other Party in a Product, a reasonable Software License Fee ("SLF") or other form of mutually agreed compensation shall be negotiated with, and paid to, the Party from whom such Software was acquired.

D4. Purchases from Third Party Vendors:

(a) The purchase by one Party of a Product manufactured by a third party vendor in the territory of the other Party will be governed by the conditions described in this Part D. Nothing in this Part D shall be construed as altering the obligations of the Parties with reference to the Joint Enterprise Contract ("the 2001 JEC") as described in Section E28 of this Agreement.

(b) Any time a buying Party seeks to purchase a Product from a supplier in the other Party's territory, the buying Party shall first enter into discussions with the other Party to determine whether the other Party is capable of supplying the Product to be purchased. Thus, for sourcing Product in each other's territory, each Party shall be deemed to be the "Preferred Supplier" of the other. If the buying Party determines that the other Party is capable of fulfilling its requirements, the buying Party shall proceed to negotiate in good faith terms and conditions for the purchase of the desired Product from the other Party. If however the buying Party determines in its sole discretion that the other Party is not yet capable of supplying the desired Product within reasonably required quality, cost and

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delivery targets, the buying Party shall so inform the other Party and may thereupon enter into discussions with alternative, third party vendors. In such event, the buying Party agrees to continue consultations with the other Party concerning: the strategic implications of the purchase, such as advice/concern expressed by the other Party; the possibility of the other Party supplying the desired Product in the future; or the possibility of the other Party sourcing the same Product from such alternative third party vendor for the other Party's own use. The buying Party may invite the other Party to join in discussions with potential suppliers but there is no requirement that the buying Party does so.

(c) Once a decision has been made to purchase a Product from a third party vendor in the other Party's territory, the following conditions will apply:

(i) If no technology of either Party is to be transferred or licensed to the third party vendor, the buying Party is not required to seek or obtain approval from the other Party. No compensation shall be paid by the buying Party to the other Party for any purchases the buying Party makes from third party vendors in the other Party's territory.

(ii) If the Xerographic technology of the buying Party is to be transferred or licensed to the third party vendor in the other Party's territory, then:

(1) If the buying Party agrees to permit the third party vendor to also sell a Product incorporating the Xerographic technology in the other Party's territory, the other Party's approval shall be required before such purchases can be made in the other Party's territory. Compensation shall be provided by the buying Party to the other Party for such sales the third party vendor makes in the other Party's territory.

(2) If no sales by the third party vendor in the other Party's territory are contemplated, the buying Party shall advise and consult with the other Party and seek approval, which shall not be unreasonably withheld, conditioned or delayed. No compensation will be paid by the buying Party to the other Party for such purchases the buying Party makes from third party vendors in the other Party's territory.

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(iii) If the non-Xerographic technology of the buying Party is to be transferred or licensed to a third party vendor in the other Party's territory, then the buying Party is not required to seek or obtain approval from the other Party. No compensation shall be paid by the buying Party for any purchases the buying Party makes from third party vendors in the other Party's territory.

(iv) If a buying Party purchases a Product from a third party vendor in the other Party's territory and transfers or licenses to such third party vendor either Xerographic or non-Xerographic technology of the other Party, the following rules will govern:

(1) If the third party vendor will be free to sell the Product in the other Party's territory, the buying Party shall obtain prior approval from the other Party. Compensation shall be provided by the buying Party to the other Party based upon the reasonable impact upon the other Party's marketing activity in its territory.

(2) If the third party vendor is not free to sell the Product in the other Party's territory, the buying Party will consult with and seek approval of the purchases from the other Party, which shall not be unreasonably withheld, conditioned or delayed. Compensation shall be provided by the buying Party to the other Party based upon a reasonable projection of the licensing value of that technology outside the other Party's territory with respect to contemplated sales of the Product by the third party vendor. No compensation shall be paid by the buying Party for its own sales in its own territory

(v) In the above cases, the other Party may also seek to acquire the same Product from the third party vendor and both Parties are encouraged to coordinate their purchasing activities so as to achieve the most favorable conditions of purchase for the Parties.

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(vi) Where the approval of a Party is required under this Section D4, such approval or denial of approval shall be given within thirty (30) days from the request for same. In the event a Party fails to grant or deny such approval within such period, approval shall be deemed to have been given by such Party.

(vii) Subject to Section E33, the Parties may agree to a simplified notification or blanket notification process to expedite procurement of items, including whole Products, in each other's territories.

(viii) For purposes of clarification, in the event a vendor sells, leases or otherwise disposes of a Product containing the design or Technical Information of the other Party in the other Party's territory, there shall be a single payment which takes into account all applicable fees under this Part D (including, but not limited to, those compensation items set forth in Sections D2 and D3.)

D5. <u>Factors To Be Considered When Compensation Payable:</u>

The following factors are considered to be relevant elements to take into consideration, in accordance with understandings described above, in determining total compensation levels to be paid by a buying Party to the other Party where negotiated compensation is called for pursuant to Section D4: the projected impact upon the marketing activity of the other Party in whose territory the third party vendor's sales are to be made; the total amount of such sales and the proportional usage of each Party's technology in the Product to be sold; the amount of royalties either Party may be receiving from a third party vendor for the transferred or licensed technology, or the licensing value of technology; and the value of grant backs or cross licenses with third party vendors related to the transferred or licensed technology. In the above statement, technology licensed to a third party vendor shall be used for sourcing purpose only and technology means Patents, drawings, technical support and know-how. All references to compensation as described herein refer solely to compensation in Section D4.

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D6. <u>Vendor Access Compensation</u>:

Compensation, if any, for access to vendors in the other Party's territory will be negotiated separately.

D7. <u>Graphic Representation of Rights and Responsibilities of Part D</u>:

Attached hereto as Annex D-1 to this Agreement is a summarized graphic representation of the relevant rights and responsibilities of the Parties arising from this Part D. In the event of any discrepancy or disagreement between such graphic representation and the written terms of this Part D, the text of this Part D shall govern and control.

D8. <u>Product Liability</u>:

(a) For purposes of this Section, the term "Party" may be construed to mean and include a Subsidiary of a Party, if appropriate to the context. Further, this Section D8 shall not apply to cases where infringement of any Patent, Copyright or other intellectual property right is involved, that are covered by the Section D9 below.

(b) Each Party shall bear responsibility for its own conduct with respect to any claims, suits, causes of action or proceedings brought against it, the other Party, the other Party's Subsidiaries and/or their respective officers, directors, employees or representatives by third parties resulting from or caused by the defective or allegedly defective design, manufacture, storage, use, sale, lease or transportation of the Product and each Party shall indemnify, defend and hold the other Party, together with its and its Subsidiaries, officers, directors, employees and representatives harmless from and against any judgment awarded by a tribunal of competent jurisdiction as well as reimbursing the indemnitees for reasonable court costs and attorneys fees incurred by any of

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them arising from any such third party suit, claim, cause of action or proceeding. Provided, however, and notwithstanding any other term or condition contained in this Agreement to the contrary, the maximum liability of the indemnifying Party under the foregoing indemnity shall be one hundred million ($100,000,000) dollars (USD) per occurrence and five hundred million ($500,000,000) dollars (USD) in the aggregate of occurrences.

(c) A Party seeking to market a Product designed or manufactured by the other Party, shall advise the other Party of any (i) applicable product safety standards, (ii) warning labels, (iii) legal requirements known to the Party seeking to market the Product, the compliance with which is necessary for the Products to be marketed in such Party's territory or (iv) required content of manuals deemed necessary in its marketplace so as to enable the designing/manufacturing Party to comply with or incorporate these requirements.

(d) A Party seeking to market a Product may provide to the designing/manufacturing Party specific instructions in the design of components, parts, or of the Product itself.

(e) If the designing Party has incorporated all of the product safety standards, warning label requirements, manual content requirements and complied with the legal requirements described above; or if the designing Party has followed the specific instructions, the Party seeking to market the Product shall bear full responsibility for, and shall indemnify, defend and hold harmless the designing or manufacturing Party, the designing or manufacturing Party's Subsidiaries and their respective officers, directors, employees and representatives from and against any judgment awarded by a tribunal of competent jurisdiction as well as reimbursing such indemnitees for reasonable court costs and attorneys fees arising from any third party suit, claim, cause of action or proceeding relating to any defect brought about by the designing Party's compliance with

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the requirements or instructions given to it by the Party seeking to market the Product in accordance the above. Provided, however, the maximum liability of the Party seeking to market the Product under the foregoing indemnity shall be one hundred million ($100,000,000) dollars (USD) per occurrence and five hundred million ($500,000,000) dollars (USD) in the aggregate of occurrences.

(f) Subject to a maximum liability of one hundred million ($100,000,000) dollars (USD) per occurrence and five hundred million ($500,000,000) dollars (USD) in the aggregate of occurrences, notwithstanding the source of technology embodied in a Product, if a defect is found in a product design or manufacture, the Party having responsibility for the Product design or manufacture which is found to be defective or the cause of liability shall bear full responsibility for such defect (including the repair or modification of Product in inventory of the other Party or its resellers or installed at end-user locations or effecting any other necessary remedial action) and shall indemnify, defend and hold harmless the other Party, the other Party's Subsidiaries and their respective officers, directors, employees and representatives from and against any judgment awarded by a tribunal of competent jurisdiction as well as reimbursing such indemnitees for reasonable court costs and attorneys fees such indemnitees incurred arising from any third party suit, claim, cause of action or proceeding relating to such defect.

D9. Infringement of Intellectual Property Rights Held by Others:

(a) The Parties agree that each program agreement shall include provisions for intellectual property indemnification which shall be subject to the following principles. Subject to paragraph (b) of this Section, each Party shall, at its expense, defend and indemnify the other Party and its Subsidiaries, and in the case of Fuji Xerox, the Fuji Xerox JV OPCOs, from and against any suit, claim or proceeding brought against the other Party by a third party alleging infringement in any country of any Patent, Copyright or other intellectual property right as a result of the purchase or other acquisition by the other Party of any Product of

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such Party, provided such Party is promptly notified, given assistance required, and permitted to direct the defense. Further, each Party shall pay any damages and costs awarded against the other Party or its Subsidiaries in such suit, claim or proceeding, but such Party shall have no liability for settlements or costs incurred without its consent. To avoid infringement, even if not alleged, such Party may, at its option and at no charge to the other Party, obtain a license, modify or substitute an equivalent of the allegedly infringing Product, provided that any modification shall not affect form, fit or function, and any substitute equivalent shall exhibit the same form, fit and function.

(b)   A Party shall not be liable to the other Party for alleged infringement of Patents, Copyrights or other intellectual property rights, except for as provided in Section C9, by any of such Party's Products resulting from: (i) designs or components incorporated into such Product at the request of the other Party and which would not otherwise have been incorporated by such Party, or (ii) the use, marketing or distribution of such Product by the other Party in combination with products not marketed or supplied by such Party. In either of such events, the other Party shall defend and indemnify such Party in a manner fully equivalent to the obligations set forth in paragraph (a) of this Section.

(c)   In developing the program agreement indemnification provisions described above, the Parties may take into account, as the case may arise, circumstances including, but not limited to: late acceptance of the Product, disagreement over indemnity risk, local law, or other factors affecting the indemnity being undertaken by a Party.

D10. Restrictions on Use/Distribution of Third Party Software:

(a)   A Party's right to sublicense any Software with respect to which its right to use and distribute is granted under this Agreement by the other Party shall be exercisable only in accordance with the terms and conditions set forth in the respective original license agreement between the sublicensing Party and the original licensor/third party.

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(b)   The sublicensing Party shall use in connection with its efforts to sublicense the Software a written sublicense agreement which contains terms required by this Agreement or (and only to the extent the licensing Party notifies the sublicensed Party in writing of such requirements in a timely manner) terms required by the original licensor/third party to be contained in such sublicense.

(c)   The licensed Party shall consult with the licensing Party concerning the terms to be contained in the licensed Party's sublicense agreements applicable to such Software.

D11. U.S. Trade Agreements Act of 1979:

Fuji Xerox acknowledges that under the U.S. Trade Agreements Act of 1979 (the "Trade Agreements Act") the U.S Government is barred, except under limited circumstances, from procuring products manufactured in countries that are not signatories to the World Trade Organization's Agreement on Government Procurement. Fuji Xerox also acknowledges that procurement by the U.S Government represents a substantial and vitally important segment of overall potential U.S. demand for Marking Products. Fuji Xerox agrees that any products that it manufactures or has manufactured and that are sold to Xerox under any Product Acquisition Agreement ("PAA") shall be "eligible products" within the meaning of 19 U.S.C. §2518(4), 19 C.F.R. § 177.22, and 41 C.F.R. §25.003 (or successor provisions) that originate in a designated country within the meaning of 48 C.F.R. § 25.003 (or successor provision). In addition, Fuji Xerox shall apprise Xerox in detail of those activities which Fuji Xerox believes will enable Fuji Xerox Products sold to Xerox under a PAA to be "substantially transformed" (as that term is used in the Trade Agreements Act and implementing regulations) so as not to restrict the procurement thereof by the U.S. Government under the Trade Agreements Act as early as is reasonably practicable in the manufacturing planning process but in any event substantially prior to the date when such activities are scheduled to commence.

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D12. Advice of Claims:

Xerox and Fuji Xerox shall promptly advise the other Party whenever it shall become apprised of any claim asserted by any third party against either Party hereto which is of a nature specified in Section D8 or Section D9. Further, either Party shall have the right, with the consent of the other Party, to assist in the conduct of any legal proceedings brought by or against the other Party which are of a nature specified in Section D8 or Section D9 through counsel of its own choosing and at its own expense.

PART E – GENERAL PROVISIONS

E1. Applicability:

Unless otherwise specifically provided in Parts B through D inclusive, above, the provisions in this Part E shall apply to this Agreement in its entirety.

E2. Royalties:

(a) During the Term of this Agreement and renewals hereof, in consideration of the rights provided under Sections C1(a), Fuji Xerox shall pay to Xerox a royalty as set forth in this Section E2. For purposes of this Section E2, the term "Base Royalty" shall mean a sum of money equivalent to the cumulative Royalties paid by Fuji Xerox to Xerox under the terms of the Amended 1999TA between the Parties during the period from April 1, 2005 through and including March 31, 2006.

(b) For the purposes of this Section E2, the term "Exemption Fuji Xerox Revenue" shall mean a sum equal to ten percent (10%) of the Fuji Xerox Revenue for any relevant period of time and the term "Net Fuji Xerox Revenue" shall mean the Fuji Xerox Revenue for the defined period of time minus the Exemption Fuji Xerox Revenue for that same period of time.

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(c) During the initial year of the Term of this Agreement, Fuji Xerox shall pay to Xerox a royalty computed by multiplying the Net Fuji Xerox Revenue by the applicable Royalty Rate (as defined below) or the Base Royalty, whichever sum shall be greater. For all years of the Term of this Agreement subsequent to the initial year, Fuji Xerox shall pay to Xerox a royalty computed by multiplying the Net Fuji Xerox Revenue by the applicable Royalty Rate (as defined below).

(d) The following Royalty Rates shall be applied during each year of the Term of this Agreement and renewals hereof:

    (i) for Net Fuji Xerox Revenue up to and including [***] Yen (¥[***]) a Royalty Rate of [***]%; and

    (ii) for Net Fuji Xerox Revenue between [***] (¥[***]) and [***] Yen (¥[***]) a Royalty Rate of [***]%); and

    (iii) for Net Fuji Xerox Revenue between [***] Yen (¥[***]) and [***] Yen (¥[***]) a Royalty Rate of [***]%; and

    (iv) for Net Fuji Xerox Revenue in excess of [***] Yen (¥[***]), a Royalty Rate of [***]%.

(e) All royalties payable as provided above shall be paid in accordance with the provisions set forth in Sections E2 through and including E8 of this Agreement.

E3. Accounting Standards:

All computations relating to the determination of the amount of royalties and payments due and payable under this Agreement shall be made in accordance with generally accepted accounting principles in the United States of America, as reflected in the practice of independent certified public accountants of international reputation acceptable to both Parties.

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E4. <u>Time of Payment</u>:

Within thirty (30) days after the end of each calendar quarter (or such other days as may be agreed upon by and between the Parties hereto) of each year during the term of this Agreement, and for any period thereafter for which the rights of either Party shall survive the termination or expiration of this Agreement, Fuji Xerox shall pay to Xerox or Xerox shall pay to Fuji Xerox, as the case may be, the royalties which may be due and payable in respect of the immediately preceding calendar quarter, or portion thereof, during which this Agreement has been in effect. Interest on any unpaid amounts shall accrue at the rate of LIBOR plus 1% per annum from the expiration of the above-mentioned thirty (30) day grace period.

E5. <u>Royalty Report</u>:

Each payment of royalties by Fuji Xerox or Xerox shall be accompanied by a written statement in English, certified as true and accurate by a responsible executive of the reporting Party showing the computation of the payment. Each such statement shall contain sufficient detail to permit the accuracy of such payment to be readily determined and shall set forth the following with respect to the reporting period:

(a)   The revenue, by components, in respect of which royalties are due and payable by the reporting Party.

(b)   The amount of any royalty that is due and payable.

E6. <u>Remittances</u>:

All amounts due and payable by Fuji Xerox to Xerox pursuant to this Agreement shall be paid in Japanese yen and shall be remitted by Fuji Xerox to such bank or to such other address as Xerox shall designate in writing from time to time. All amounts due and payable by Xerox to Fuji Xerox pursuant to this Agreement shall be paid in U.S. dollars, and shall be remitted by Xerox to such bank or to such other address as Fuji Xerox shall designate in writing from time to time.

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E7. <u>Records and Audit</u>:

Xerox and Fuji Xerox shall keep full and accurate records and accounts which may bear upon amounts, if any, payable pursuant to this Agreement. Each Party shall have the right, at all reasonable times and at its own expense, to examine and audit such records and accounts of the other through a firm of certified public accountants of international reputation, or through such other qualified personnel as may be acceptable to the Parties.

E8. <u>Taxes</u>:

(a) Xerox and Fuji Xerox shall cooperate with each other and take all commercially reasonable steps to file certificates and other documentation with taxing authorities required to obtain a reduction or elimination of or credit for, any taxes, levies or other imposts arising from transactions contemplated by this Agreement. Such cooperation shall include but not be limited to providing any information required to secure, complete and file any documents, certificates or assurances in order that payments under this Agreement shall qualify as either "Royalties" under Article 12 or "Other Income" under Article 21, of the Tax Convention between the United States of America and Japan entered into force on March 30, 2004. The filing Party shall reimburse the cooperating Party with all reasonably incurred out of pocket expenses.

(b) Any income taxes levied by any governmental authorities upon the payments to be made by Xerox or Fuji Xerox pursuant to this Agreement and required to be withheld from said payments, shall be withheld and timely paid and reported to the appropriate tax authorities as required by applicable law. With respect to each such tax payment made hereunder the Parties shall use commercially reasonable efforts to transmit or cause to be transmitted to the other Party promptly upon receipt the official tax receipts or other evidence (with English translation attached) issued by the tax authorities sufficient to support a claim for credit against income taxes in respect of such taxes so withheld and paid. All other taxes imposed as a result of the existence or performance of this Agreement shall be paid by the Party required to do so by applicable law.

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E9. <u>Confidentiality</u>:

Except as otherwise expressly provided in the Agreement, all Technical Information or other confidential information furnished or disclosed by either Party ("Discloser") in writing shall remain the property of Discloser and shall be deemed the confidential information of Discloser. Such information shall, to the extent practicable, be marked with an appropriate proprietary legend, or identified as proprietary within a reasonable time after disclosure in order to be treated as confidential information that is subject to the terms of this Section. Information exchanged prior to the Effective Date that is not marked "Confidential", "Proprietary" or "Private" or words of similar import shall be deemed to be confidential information for the purposes hereof if under the circumstances prevailing at the time of disclosure the Party receiving such information reasonably should have understood that it was intended by Discloser to be treated as confidential information. The Party receiving such information ("Recipient") shall not disclose such information or any part thereof to any third party and shall restrict circulation of such information within its own organization on a need-to-know basis. If Recipient reproduces any part of such information for use within its own organization, Recipient shall mark all reproductions by indicating the Discloser's proprietary interest. Such information may be transferred to Recipient's vendors, suppliers or customers only to the extent that the Recipient is licensed to such information under the terms of the Agreement and may be transferred only for purposes so licensed. Notwithstanding the foregoing, and subject to the provisions of Part D hereof, Xerox and Fuji Xerox agree that either Party may make disclosures on a confidential basis to sublicensees, vendors, and distributors or other resellers, to the extent reasonably necessary to permit such entities to perform their functions as such, and to other third parties as expressly agreed in writing by the other Party. Any transferee of such information by the Recipient shall be required to maintain the confidentiality of such information to an equivalent standard as the Discloser's and except as expressly provided above such transfer must be authorized in writing by Discloser which authorization may be withheld for any reason. Recipient will promptly notify Discloser upon discovery of any unauthorized use or disclosure of the confidential information of Discloser. Such obligation to keep information confidential shall survive termination or expiration of this Agreement.

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E10. <u>Exclusions to Confidentiality</u>:

Recipient shall not be bound by the confidentiality obligations of the above if:

(a)   in the case of information first exchanged after the Effective Date, the information was not Technical Information and was not specifically designated in writing as confidential or proprietary at the time of the disclosure or, if the disclosure was orally made, it had not been initially identified as being confidential at such time;

(b)   the information was in the public domain at the time of the disclosure;

(c)   the information becomes publicly available through no fault of Recipient;

(d)   the information was in Recipient's possession, free of any obligation of confidence, at the time of receipt of the information;

(e)   the information becomes available on an unrestricted basis to a third party from Discloser;

(f)   the information was developed by employees or agents of Recipient (not while serving as employees, or contractors or consultants to Discloser) independently of and without reference to the information disclosed in confidence, as documented by Recipient's contemporaneous written records; and

(g)   to the extent (i) Recipient is obligated to produce the information under court or government action, after affording Discloser prompt notice, to the extent feasible, to enable it to contest such disclosure or (ii) with respect solely to non-Technical Information, that the Recipient is obligated to disclose such information to any parent entity under applicable corporate governance laws and regulations.

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E11. <u>License Under Amended 1999TA</u>:

(a) The licenses granted to either Party in the Amended 1999TA under the Parties' respective Patents, Copyrights and Technical Information as they exist as of Effective Date shall continue in full force and effect in accordance with their terms under the Amended 1999TA, except for the right to grant sublicenses as provided in Section B1 hereof for Fuji Xerox and Section B4 hereof for Xerox and shall hereafter be paid-up, royalty-free licenses, and nothing set forth herein shall be deemed to alter such licenses or the rights and obligations of the Parties thereunder; provided however, the Parties agree that the termination or expiration of this Agreement shall also constitute a termination or expiration of the Amended 1999TA.

(b) From and after the Effective Date all licenses, rights and obligations of the Parties shall be as set forth in this Agreement except for the rights and licenses provided in Section E11(a) above in accordance with the Amended 1999TA. This Agreement shall govern all exchanges of Technical Information and activities of the Parties occurring on or after the Effective Date unless the same have been licensed to either Party under the Amended 1999 TA.

(c) For purposes of clarification and avoidance of doubt, and in all cases subject to the provisions of Section E17 and E18, the Parties further specifically agree as follows;

    (i) Patents of each Party filed prior to the Effective Date shall be licensed to the other Party and shall also be sublicensed to its Subsidiaries and Fuji Xerox JV OPCOs in case of Fuji Xerox in accordance with their terms (including definition thereof) under the Amended 1999 TA and shall hereafter be fully paid-up, royalty-free licenses;

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(ii) Patents of each Party that were sublicensed to any third party prior to the Effective Date shall remain unchanged and continue to be governed in accordance with the existing terms of respective license agreements; provided, however, any new sublicense arrangement that is proposed after the Effective Date shall be subject to the terms (including definition thereof) under this Agreement;

(iii) Technical Information of each Party that was licensed to other Party prior to the Effective Date shall continue to be licensed to the other Party and shall also be sublicensed to its Subsidiaries and Fuji Xerox JV OPCO's in case of Fuji Xerox and shall hereafter be fully paid-up, royalty-free licenses subject to any existing arrangements, including arrangements requiring MLF payment under the Section 9.01(b) of the Amended 1999 TA;

(iv) Copyrights of each Party that were licensed to the other Party prior to the Effective Date shall continue to be licensed to the other Party and shall also be sublicensed only to its Subsidiaries and Fuji Xerox JV OPCO's in case of Fuji Xerox in accordance with their terms (including definition thereof) under the Amended 1999TA and shall hereafter be fully paid-up, royalty-free licenses subject to any existing arrangements, including arrangements requiring SLF payment under the Section 9.01(c) of the Amended 1999TA.

(d) The Supplemental Technology Agreement between the Parties dated March 30, 2001 shall continue in full force and effect in accordance with its terms.

(e) All other agreements with respect to the intellectual property of either Party that are not covered by the Amended 1999TA in existence on the Effective Date shall continue to be governed by their existing terms and conditions.

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E12. <u>Compliance With Law</u>:

(a) In the performance of this Agreement, each Party shall (i) comply with all applicable laws and regulations, including, by way of example only, all laws and regulations relating or pertaining to the design, marking, manufacture, sale, advertising or use of the Products in such Party's respective territory, and (ii) all applicable regulatory requirements with regard to public safety.

(b) Each Party shall be responsible for making all legally required notification to all federal, state and local agencies in each Party's respective territory. In the event either Party is or becomes aware of any applicable laws or regulations, which are inconsistent with the provisions of this Agreement, such Party shall promptly notify the other Party of such inconsistency.

E13. <u>Export Controls</u>:

(a) Fuji Xerox agrees to comply with all laws, rules and regulations of the United States and any other applicable jurisdiction(s) regarding the export of any commodity, technology and/or software used, developed or acquired under this Agreement which, at the time of export, requires an export license or other government approval, including, without limitation, first obtaining such license or approval, and further agrees to use commercially reasonable efforts to provide Xerox with any information needed by Xerox to determine the export control status, and/or obtain any export license or approval regarding the export, of any commodity, technology or software used, developed or acquired under this Agreement.

(b) Without limiting the foregoing, Fuji Xerox shall identify to Xerox any encryption software, encryption programs, and/or encryption source code that Fuji Xerox uses, develops or provides to Xerox (or Xerox's clients) hereunder. Fuji Xerox shall identify to Xerox the export authorization issued by the United States Commerce Department (or other United States government agency with applicable jurisdiction) for such encryption software, encryption programs, and/or

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encryption source codes. If no such export authorization has been issued, Fuji Xerox shall provide Xerox with such information as Xerox may require in order to seek any applicable export authorization or, when requested by Xerox at its option, Fuji Xerox shall obtain any applicable export authorization at its sole cost and expense.

(c)   Xerox will endeavor to notify Fuji Xerox of any changes in U.S. Government regulations and/or export licensing policy which affect Fuji Xerox's rights in respect of Products in any country in the Territory and will, if requested by Fuji Xerox, arrange for Xerox to provide reasonable assistance in attempting to secure any necessary licenses or consents from the U.S. Government to enable Fuji Xerox to export Products to any country in the Territory.

E14. Term and Effective Date:

The term of this Agreement shall be five (5) years from the Effective Date and (subject to such approval by the government authorities as shall be required in each instance by applicable law) shall be automatically renewed for an additional term of five (5) years and thereafter for additional terms of five (5) years each until either Party gives to the other written notice of its intent not to renew at least six (6) months prior to the initial or any renewal expiration date.

E15. Termination: General Provision:

The Parties may terminate the Agreement only as set forth herein. Either Party may terminate this Agreement, upon written notice to the other Party in the following events:

(a)   If the other Party shall have committed a material breach of any of the covenants or provisions of this Agreement; provided that in the case of any such breach capable of being cured, the Party serving notice shall not terminate this Agreement unless and until the defaulting Party shall have failed to cure the noticed breach within sixty (60) days after it is given notice in writing requiring it to make good such breach.

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(b) If an order is made or an effective resolution passed for the winding up of the other Party except for the purpose of amalgamation or reconstruction.

(c) If an encumbrancer takes possession or a receiver is appointed of the undertaking, or the property and assets (or any material part thereof) of the other Party.

E16. <u>Survival of Rights and Obligations:</u>

Termination of this Agreement for any reason shall not release either Party from any liability which has accrued to the other Party, or which may accrue in respect of any antecedent material breach of this Agreement, nor shall it affect in any way the survival of any other rights, duty or obligations of either Party which is expressly stated elsewhere in this Agreement to survive such termination. Nothing in the immediately preceding sentence shall affect, or be construed to operate as a waiver of, the right of the Party aggrieved by any material breach of this Agreement to be compensated for any injury or damage resulting therefrom which is incurred either before or after such termination. In addition, for purposes of clarification, the Parties acknowledge and agree that the expiration or termination of this Agreement for any reason shall not affect, and the Parties shall remain bound by, the rights, duties or obligations of the Parties under any other agreement (including, without limitation, any product program agreement), understanding, waiver, license, consent or undertaking between the Parties and all such rights, duties and obligations shall expressly survive any termination or expiration of this Agreement and shall continue in full force and effect in accordance with their respective terms.

E17. <u>Effect of Termination or Expiration on Licenses granted to Fuji Xerox by Xerox</u>:

Upon expiration or termination of this Agreement under Section E14, the Patent, Technical Information and Copyright licenses and rights granted to Fuji Xerox under the Amended 1999TA and such already granted to Fuji Xerox under Sections B1, B2, and B3 hereof as of the date of expiration or termination shall continue in effect as

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royalty-free, irrevocable, non-exclusive licenses, with the right to grant sublicenses as provided in Section B1, B2, and B3 and, if this Agreement is terminated pursuant to written notice given by Xerox to Fuji Xerox under Section E14, then the right to use Xerox Trademarks under Section C1 on a non-exclusive basis and the provisions of Part C shall continue in effect for two years from the date of such termination. Furthermore, upon expiration or termination of this Agreement, the Parties shall enter into negotiations with respect to the possibility of granting Fuji Xerox licenses and rights outside the Territory on reasonable terms and conditions under the Xerox Patents, Technical Information and Copyrights.

E18. Effect of Termination or Expiration on Licenses granted to Xerox by Fuji Xerox:

Upon expiration or termination of this Agreement under Section E14, the Patent, Technical Information and Copyright licenses and rights granted to Xerox under the Amended 1999TA and such already granted to Xerox under Sections B4, B5 and B6 hereof as of the date of expiration or termination shall be expanded to include the Territory and shall continue in effect as royalty-free, irrevocable, non-exclusive licenses, with the right to grant sublicenses as provided in Section B4, B5 and B6.

E19. Applicable Law:

The validity, construction and performance of this Agreement shall be governed as follows:

(a) With respect to the Brand Provisions of this Agreement and all definitions related thereto, the law of the State of New York, United States;

(b) With respect to all other provisions of this Agreement, the law of Japan;

(c) This Agreement is in the English language only, which language shall be controlling in all respects. No translation, if any, of this Agreement into the Japanese or any other language shall be of any force or effect in the interpretation of this Agreement or in a determination of the intent of either of the Parties hereto.

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E20. <u>Headings:</u>

The headings to Articles and Sections of this Agreement are to facilitate reference only, do not form a part of this Agreement, and shall not in any way affect the interpretation hereof.

E21. <u>Amendment:</u>

No amendment or modification or addition of this Agreement shall be effective or binding on either of the Parties hereto unless or until the same shall be reduced to writing and signed on behalf of both of the Parties hereto.

E22. <u>Non-Warranty:</u>

Except as otherwise expressly provided in this Agreement, nothing set forth herein shall be construed as:

(a)   A warranty or representation by any Party as to the validity or scope of any patent; or

(b)   A warranty or representation that anything made, used, sold or otherwise disposed of under any license granted herein is or will be free from infringement of patents of third persons or Parties; or

(c)   A requirement that any Party shall file a specific number of patent applications, secure any patent, or maintain any patent in force;

(d)   An obligation to bring or prosecute actions or suits against third Parties for infringement of any patent; or

(e)   Granting any right to sublicense others, except as provided in this Agreement; or

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(f)   Granting, by implication, estoppel, or otherwise, any licenses or rights under Patents, Copyrights or Technical Information other than those expressly licensed pursuant to this Agreement.

E23. Force Majeure:

Neither Party shall be liable to the other Party hereto for any loss, injury, delay, damages or other casualty suffered or incurred by such other Party due to strikes, riots, storms, fires, acts of God, or war or terrorism, or any other cause beyond the reasonable control of either Party hereto.

E24. Disclaimer:

Neither Party shall be liable to the other Party hereto for failure to export or to grant a license if exportation of a Product or any Technical Information, or the granting of a Patent or Copyright license is prohibited by applicable law or regulations.

E25. Assignment:

This Agreement, and the rights and obligations hereunder, shall not be assigned by either of the Parties to any third party without the prior written consent of the other Party. Any attempt at an assignment without such consent shall be null and void.

E26. Spin-Outs:

In the event either Party shall transfer any of its or its Subsidiary's Patent, Technical Information, Trademark or Copyright for any reasons to any third party, including without limitation a legal entity or a person who shall have been a Subsidiary, a business unit, division or any other segment or organization, (hereinafter called collectively a "Division") of the Party or its Subsidiary and who shall become no longer owned or controlled by the Party as the result of setting up the Division's own business, the Party shall ensure that the rights granted to the other Party under Parts B and C with respect to Patents, Technical Information, Trademarks, Copyrights and Products before the transfer shall continue. After any such transfer as described above, licensees under Part B shall not be entitled to any continuing flow of Patents or Technical Information

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from the third party to whom the transfer was made. However, a licensee may negotiate separately with a third party to whom Patents and Technical Information has been transferred either to acquire rights to technology to be developed in the future, or to surrender technology rights it may have acquired from the licensor prior to the transfer.

E27. Notices:

Except as otherwise set forth in this Agreement or as otherwise agreed between the Parties, all notices or other communications required or permitted to be given pursuant to this Agreement shall be communicated and shall be valid and sufficient if delivered by hand, email, facsimile transceiver, video mail, or registered airmail, postage prepaid, addressed as follows:

FUJI XEROX CO., LTD.
Attention: President
2-17-22 Akasaka
Minato-ku, Tokyo 107-0052
Japan

XEROX CORPORATION
Attention: Chief Executive Officer
P. O. Box 1600
Stamford, Connecticut
U.S.A. 06904

or to such other address of which either Party shall notify the other in writing. Notices dispatched by cable shall be deemed to have been given on the dates of dispatch, and notices dispatched by registered airmail shall be deemed to have been given six (6) days after the dispatch thereof.

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E28. Joint Enterprise Contract:

Nothing contained herein shall be construed as a waiver by Xerox, or an implied limitation, of any rights or obligations Xerox or any Xerox Subsidiary may have as a result of its ownership of an interest in Fuji Xerox, including, but not limited to, any rights or obligations that such company may have under the 2001 JEC.

E29. Dispute Resolution:

In the event of any dispute arising out of or in connection with the present contract, the Parties agree to submit the matter to settlement proceedings under the International Chamber of Commerce ("ICC") Alternate Dispute Resolution Rules. If the dispute has not been settled pursuant to the said Rules within forty-five (45) days following the filing of a Request for ADR or within such other period as the parties may agree in writing, such dispute shall be finally settled under the Rules of Arbitration of ICC by three (3) arbitrators appointed in accordance with the said Rules of Arbitration and who shall have prior knowledge and expertise in the subject matter of the arbitration. The place of any ADR or arbitration proceeding shall be San Francisco, California, and the language of such proceeding shall be English.

E30. General Indemnity:

Each Party shall defend, indemnify and hold the other Party, its affiliated companies, respective officers, directors, employees, agents and other authorized representatives, harmless against all claims, suits, costs, damages, punitive damages, judgments and attorneys fees incurred, claimed or sustained by third Parties, whether for personal injury or otherwise (collectively, the "Damages") because of: (i) any act or omission of such Party giving rise to such Damages which act or omission does not arise from such Party's complying with a direct request of the other Party; (ii) the manufacture, marketing, use or sale of Products by such Party; (iii) the breach by either Party of its obligations under this Agreement; or (iv) a Party's other wrongful acts or omissions.

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E31. <u>Severability:</u>

This Agreement is intended to be valid and effective throughout the world and, to the extent permissible under applicable law, shall be construed in a manner to avoid violation of or invalidity under any applicable law. In the event any provision hereof is declared by competent authority to be invalid, illegal or unenforceable under any applicable law, the other provisions hereof shall not be affected, and to the extent permissible under applicable law, any such invalid, illegal or unenforceable provision shall be deemed amended lawfully to conform to the intent of the parties.

E32. <u>Non-Waiver:</u>

(a)   Nothing contained herein shall be construed as a waiver by Xerox, or an implied limitation, of any rights or obligations Xerox or any Xerox Subsidiary may have as a result of its ownership of an interest in Fuji Xerox, including, but not limited to, any rights or obligations that such company may have under the 2001 JEC.

(b)   Failure of delay of either Party to exercise any right or remedy under this Agreement or to require strict performance by the other Party of any provision of this Agreement shall not be construed to be a waiver of any such right or remedy or any other right or remedy hereunder. All of the rights of either Party under this Agreement shall be cumulative and may be exercised separately or concurrently.

E33. <u>Precedence:</u>

Except as otherwise provided in Section E11(e), in the event any conflict in any provision between this Agreement and any existing agreement should arise, this Agreement shall take precedence and shall apply, unless the Parties adopt other terms and conditions by mutual agreement, in writing, of respective corporate officers.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives on the day and year first set forth above.

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XEROX CORPORATION	FUJI XEROX CO., LTD.
By: /s/ Anne M. Mulcahy	By: /s/ Toshio Arima
Name: Anne M. Mulcahy	Name: Toshio Arima
Title: Chairman and Chief Executive	Title: President and Officer
	Representative Director

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EXHIBIT D

EX-99.5 6 d530502dex995.htm EX-99.5

Exhibit 99.5

MASTER PROGRAM AGREEMENT

BETWEEN

FUJI XEROX CO., LTD.

AND

XEROX CORPORATION

CONFIDENTIAL

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

TABLE OF CONTENTS

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

TABLE OF CONTENTS
(CONTINUED)

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

AGREEMENT

This Master Program Agreement ("MPA") is made and entered into as of September 9, 2013 (the "Effective Date") by and between Xerox Corporation ("XC" or "Xerox"), a New York corporation with a place of business at 800 Phillips Rd. Webster, New York 14580, U.S.A and Fuji Xerox Co., Ltd. ("FX") with a place of business at 9-7-3, Akasaka, Minato-ku, Tokyo 107-0052, Japan.

RECITAL

WHEREAS, XC and FX entered into 2006 Technology Agreement ("2006 TA") as of April 1, 2006, and

WHEREAS, XC and FX has been conducting product developments and mass production product deals under individual agreement called "Program Initiation Agreement ("PIA")" or "Design and Development Agreement ("DDA")" and/or "Program Agreement ("PA")" or "Production Agreement ("PA")" in conformity to 2006TA; and

WHEREAS, XC and FX agreed to General Terms and Conditions for Master Program Agreement, effective as of January 1, 2011, ("General T&C for MPA") and then entered into partial Master Program Agreement, effective as of November 1, 2012, which consists of "General T&C for MPA" and mass production terms and conditions ("Mass Production Terms" or "Part C"); and

WHEREAS, XC and FX desire to agree to the terms and conditions of product development phase ("Development Terms" or "Part B"); and

WHEREAS, XC and FX desire to complete the Master Program Agreement as a basic business agreement regarding product developments and mass production product deals between XC and FX, by integration of "General T&C for MPA", "Part B" and "Part C".

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto agree as follows:

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Master Program Agreement XC/FX Confidential
Signature Version Controlled Distribution
Part A. General Terms and Conditions

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

PART A. TABLE OF CONTENTS

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Master Program Agreement   XC/FX Confidential
Signature Version   Controlled Distribution

A1.   Purpose

Purpose of this Part A of the MPA is to set forth the general terms for the program agreements between XC and FX governing the Acquired Products and Deliverables (respectively defined hereunder). The general terms agreed hereto will apply to the Program Specific Agreements ("PSA", defined hereunder) including purchase orders for Acquired Products and Deliverables agreed after the Effective Date. The parties agree that the existing program agreements, including but not limited to Program Initiation Agreement ("PIA"), Design and Development Agreement ("DDA"), Program Agreement ("PA"), Production Agreement ("PA") and their addendums and amendments, will remain in full force and effect subsequent to the execution of this MPA. The parties further agree that parties may execute addendums and amendments to the existing program agreements for variant products and/or for new configurations thereto subsequent to the execution of this MPA.

A2.   Definitions

A2.1   2006TA Definitions.

Definitions set forth in the 2006TA are hereby incorporated by reference.

A2.2   Definitions Applicable to MPA and PSA

1.   "2006TA" means the 2006 Technology Agreement entered into between Xerox Corporation and Fuji Xerox Co., Ltd., effective April 1, 2006.

2.   "Acquired Product" collectively means Prototypes, Preproduction Units and Production Unit (respectively defined hereunder) that Seller may design, develop and/or supply to Buyer. Acquired Product comprises hardware and/or software including but not limited to Equipment, Options, Consumables, Spare Parts, print servers, finishing module, publications, firmware and embedded Software.

3.   "Buyer" means the party that is expected to purchase Acquired Products and/or Deliverables pursuant to a PSA.

4.   "Buyer Components" means the components that are designed and manufactured by Buyer, procured by Buyer, selected by Buyer for Seller to procure from a designated third party, and/or delivered or sourced by Buyer to Seller. The Buyer Components are listed and incorporated in PSA.

5.   "Communication Matrix" means a list of program members with their roles and contact information which the parties may create and attach to a PSA as its Appendix. In circumstances to which a Communication Matrix applies and is attached to a PSA, communications between the parties shall generally occur as set forth in the applicable Communication Matrix in the PSA as such Communication Matrix is revised from time to time and/or expires.

6.   "Configuration Matrix" means detailed comprehensive listing of all modules, Options and Consumables to customize the standard Seller configuration into the Buyer configuration in accordance with Specifications. The latest version of the Configuration Matrix will be attached to a PSA-D (defined hereunder), or a PSA-P (defined hereunder) if the program does not execute a PSA-D. Any revision of Configuration Matrix signed by authorized representative of each party will be incorporated in the PSA-D or PSA-P by reference and made an integral part thereof.

7.   "Consumables" means (i) where applicable, "PACs" (as defined in the Parts and Consumables Pricing Agreement dated February 28, 2007 and successor agreements thereof), (ii) items defined as "Consumables" in a PSA or a Specification that is incorporated into a PSA, and/or (iii) items described as customer replaceable items in a PSA or a Specification incorporated into a PSA.

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Controlled Distribution

8.   "CRSM" means the currency risk sharing method as specified in the CRSM (the reference document listed in section C2).

9.   "Deliverables" means any deliverables, tangible or intangible that Seller provides Buyer during the design and development phase, and the tooling items the Seller uses throughout the life of Acquired Product. The Deliverables are listed and incorporated in a PSA.

10.   "Deliverables and Completion Acknowledgment (DCA)" generally means an acknowledgement that sets forth (a) specific deliverables agreed under PIA, DIA, or their equivalent PSA for a program, (b) acknowledgement of the completion of the said deliverables and (c) payment process of the fees to be paid to FX by XC.

11.   "Deliverables Initiation Agreement for XC Inbound (DIA for XC I/B)" generally means an agreement that governs terms and conditions of the initial limited payment of program specific expenditure or non-recurring engineering expenses at the start of the design and development phase of a program, and prior to the execution of the PIA or a PSA for design and development phase.

12.   "Deliverables Initiation Agreement for XC Outbound (DIA for XC O/B)" generally means an agreement for multiple XC outbound programs on the deliverables and technical support provided by XC and the compensation paid by FX during an agreed fiscal period, including its appendices, reference documents and any amendment thereto.

13.   "Documentation" means documentation transferred with Acquired Products (but not necessarily with Buyer Components) in order to allow the end users to safely and successfully use the portions of Acquired Products provided by Seller together with its features as well as documentation and engineering drawings that are necessary or appropriate to fulfill Buyer's service obligations for the portions of Acquired Products provided by Seller. Where the Seller integrates Buyer Components into Acquired products, "Documentation" shall additionally include relevant documentation and engineering drawings that are necessary or appropriate to aid Buyer in dealing with integration issues.

14.   "Equipment" means the integrated module consisting of image output terminal (IOT) and other components such as image input terminal (IIT), embedded device controller and tray module. A detailed description of Equipment is specified in the PSA.

15.   "Ex-Godown" is a trade term wherein the Seller fulfills its delivery obligation when the Seller delivers the Production Units at the disposal of the Buyer at the Seller's warehouse.

16.   "Ex Works" means Ex Works as defined in INCOTERMS 2000, as amended.

17.   "Exclusive Features Components" means Buyer Exclusive Features, OEM Restricted Features and Unique Keying collectively respectively defined in section B6.1.

18.   "Exclusive Tooling" means all items of tooling that Seller must produce or procure in order to develop Exclusive Features or Buyer's form, fit and functionality aspects of Acquired Products. Exclusive Tooling shall be specified and listed in a PSA.

19.   "FAS" means FAS as defined in INCOTERMS 2000, as amended.

20.   "FOB" means free on board shipping and trade term (which is reflected in price terms) as defined in INCOTERMS 2000, as amended.

21.   "FX DDU" means delivered duty unpaid shipping term as defined in DDU Agreement.

22.   "Lead Time" means the time between the date a purchase order is placed and the date Buyer is notified that the applicable Acquired Product has become available at the relevant delivery point specified in the Exhibit based on agreed trade term or as otherwise set forth in a PSA.

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23. "Manufacturing and Quality Plan" or "Quality Plan" means a document, if appropriate for a program, that specifies and describes the processes, tests, and reports to be used in the production of Production Units and Preproduction Units, if any, so as to ensure conformance with the Specifications. A Manufacturing and Quality Plan or Quality Plan, if appropriate for a program, shall be attached to the PSA of a respective program, and any revision thereof, signed by an authorized representative of each party, shall be incorporated therein by reference and made an integral part thereof.

24. "Master Program Agreement (MPA)" means this Master Program Agreement, including its appendices and any amendment hereto.

25. "Milestone Schedule" means a project schedule that sets forth critical engineering goals for various stages of design and development of Prototypes and Preproduction Units.

26. "Modified DDU" means delivered duty unpaid shipping term as defined in Modified DDU Letter Agreement.

27. "Normal Warranty" shall have the meaning as provided in the Warranty Agreement.

28. "Options" means incremental and/or optional features and functions specified in the Specification and/or listed as Options in a PSA.

29. "Preproduction Units" means complete assembly of the Equipment provided to Buyer after XC's TTM 3.3 and before TTM 3.4 or after FX's Production and Marketing Preparation Initiation Proposal and before Manufacturing/Shipment Initiation Proposal, for evaluation purpose of the value chain processes before mass production, which is manufactured through the mass production line. Preproduction Units are also referred to as "Sim B1s".

30. "Product" means" Product" as defined in 2006TA.

31. "Production Units" means mass production version of the Acquired Product including but not limited to the Equipment, related Options, Spare Parts, Consumables, supplies, software and publications in accordance with the latest Specification agreed by the parties.

32. "Program Acquisition Spending (PAS)" means the costs of the Seller's work during the design and development phase of a program that Seller and Buyer shall respectively bear.

33. "Program Specific Agreement (PSA)" means an agreement that governs program specific terms and conditions for the design and development and the sale and purchase of Acquired Product and/or Deliverables, including its appendices and any amendment thereto. Multiple PSA's may be executed for a given program. The Program Specific Development Agreement ("PSA-D") shall replace the program agreements previously known as PIA, DDA, and the Program Specific Production Agreement ("PSA-P") shall replace the program agreements previously known as PA for the Acquired Products and Deliverables after the execution of this MPA.

34. "Prototype" means predecessor of any Preproduction Units provided to Buyer for engineering purposes.

35. "Regulatory Agency" means any regulatory agency or other body, governmental or private, including but not limited to agencies and organizations that regulate product safety, environmental, and/or electromagnetic emissions or monitor or certify compliance with safety, environmental, and/or electromagnetic emission standards.

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36. "Seller" means the party that is expected to sell Acquired Products and/or provide Deliverables pursuant to a PSA.

37. "Spare Parts" means (i) where applicable, "Type 1 Parts" (as defined in the Parts and Consumables Pricing Agreement dated February 28, 2007 and successor agreements thereof), (ii) items defined as "Spare Parts" in a PSA or a Specification that is incorporated into a PSA, and/or (iii) parts, assemblies, and other components required for the repair and/or maintenance of Acquired Products in a PSA or a Specification incorporated into a PSA.

38. "Specifications" means the engineering, operational and/or functional description of Acquired Products and/or Deliverables of a respective program. Specifications shall be attached to a PSA. Any revision to Specifications, approved by authorized representatives of each party, shall be incorporated therein and made an integral part thereof. (Unless agreed between the parties, such approval shall be indicated by written or electronic correspondence.) Specifications may include, without limitation, engineering standards, technical and test instructions and procedures, functional information and related data, technical information and processes, quality control regulations and quality standards, a list of regulatory agency approvals.

39. "Statement of Deliverables (SOD)" means a statement of deliverables agreement, formerly referred as Deliverables Agreement, that defines a specific work project including the activities and deliverables to FX and sets forth (a) FX's funding obligations; (b) the ownership of the intellectual property created under the work project including any intellectual property in the deliverables and (c) the terms under which XC will provide the deliverables to FX.

40. "Systemic Defect" shall have the meaning as provided in the Warranty Agreement. Systemic Defect may have been referred to as "Epidemic Failure" in previous program agreements.

41. "Territory" means FX territory as defined by the 2006 TA.

42. "VMI" means vendor managed inventory program implemented in accordance with the VMI Agreement.

43. "Warranty" shall have the meaning as provided in the Warranty Agreement.

A3.   Priority and Structure of Agreements

A3.1   Priority of Agreements

Unless stated otherwise, terms and conditions in 2006TA shall be applied to this MPA. The terms of this MPA shall control transactions within the scope of this MPA and PSA's entered into under this MPA except in the case of an inconsistency between the language of this MPA and the 2006TA, in which case the 2006 TA prevails. Unless stated otherwise, terms and conditions in this MPA shall be applied to PSA's. In case of any conflict between this MPA and any PSA, the applicable PSA shall prevail in respect to the applicable Acquired Product to the extent that the PSA refers to provisions of this MPA that are intended to be modified.

A3.2   Structure of MPA

A3.2.1   Main Body

Part A of the main body of this MPA sets forth the terms and conditions common to all PSAs. Part B of the main body of this MPA sets forth the terms and conditions for design and development and the purchase of Prototypes and Preproduction Units. Part C of the main body of this MPA sets forth the terms and conditions for manufacture, purchase and sale of Production Units. The following exhibits ("Exhibits") are attached to this MPA and incorporated herein and are applicable as described in each Exhibit:

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A3.2.1.1   Exhibit I: Terms and Conditions for Office MFP and Production Products (XC Inbound)

A3.2.1.2   Exhibit II: Terms and Conditions for Office Printers and Printer-based MFP Products (XC Inbound)

A3.2.1.3   Exhibit III: Terms and Conditions for XC Outbound Products

A3.2.2   PSA

Each PSA sets forth specific terms and conditions that are unique for respective programs. Parties shall generally use the templates attached to the Exhibits in order to document program specific terms. Unless the parties specifically reference particular terms and conditions of this MPA (and its Exhibits) that are intended not to be included in the PSA, then the applicable terms and conditions of this MPA shall be deemed to be incorporated into the PSA, and the terms of the PSA shall be interpreted to be consistent with the terms and conditions of this MPA including the relevant Exhibit. Terms of a PSA that are inconsistent with the terms of this MPA, including the relevant Exhibit, shall supersede the terms of this MPA and the relevant Exhibit if the PSA specifically identifies a provision of the MPA to be superseded, and the PSA is signed by a corporate officer of both parties.

A3.2.2.1   PSA for Part B ("PSA-D")

a)   Each individual program shall respectively execute a PSA to set forth the terms and conditions under which the Seller and the Buyer agree to the terms and conditions applicable to design and development and purchase of Prototypes and Preproduction Units during the terms of the PSA, including but not limited to roles and responsibilities of the parties, Milestone Schedule, program management, Specification and change, Exclusive Features and Exclusive Tooling, respectively as defined, and other terms and conditions specified in the Exhibits.

b)   A PSA-D for the development phase shall reference this MPA and the relevant Exhibit.

c)   Each PSA-D shall be executed as soon as practicable after completion of FX PDP Product Development Initiation Proposal and XC TTM 3.1P Exit and, in any event, prior to completion of FX PDP Production Investment Initiation Proposal and/or XC TTM 3.2 Exit.

d)   Execution of the PSA-D does not represent a commitment by Buyer to buy any quantity of the Production Units.

e)   Notwithstanding the foregoing, parties are exempt from executing PSA-D for Acquired Products described in section 2 of Exhibit II and Exhibit III of the MPA. In such event, the terms and conditions of development phase and mass production phase are combined into one PSA for a program, targeted to be executed prior to XC's TTM 3.4.

A3.2.2.2   PSA for Part C ("PSA-P")

a)   Each individual program shall respectively execute a PSA to set forth the terms and conditions under which the Buyer will purchase from the Seller the Production Units of the respective program, applicable to purchase orders issued during the terms of the PSA, regardless of whether the PSA

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is referenced by purchase orders, including but not limited to the Specification, the configuration, the list of Production Units, their prices, Manufacturing and Quality Plan, design change process, Exclusive Features and Exclusive Tooling, respectively as defined, and other terms and conditions specified in the Exhibits.

b)   A PSA-P for the mass production phase shall reference this MPA and the relevant Exhibit.

c)   As set forth in section A18, a PSA supersedes the terms and conditions set forth in the Buyer's purchase order form and/or any of the Seller's quotation or acknowledgement documents covering Production Units and other Acquired Products, if applicable, to the extent any conflict exists between the PSA and the said prior documents.

d)   Each PSA for the mass production phase of a program shall be executed as soon as practicable after completion of FX PDP Production and Marketing Preparation Initiation Proposal and XC TTM 3.3 Exit and, in any event, prior to completion of FX PDP Manufacturing/Shipment Initiation Proposal and/or XC TTM 3.4 Exit.

A3.2.3   Numbering

The parties agree to set a document-numbering rule for the PSAs and implement accordingly.

A3.3   Purchase Order and Formation of Sales Contracts

A3.3.1   Purchase Order Content. Buyer's purchase orders for Acquired Products shall include such information as the description, Seller's part number, Buyer's part number, quantity, unit price, payment terms, desired shipment mode, requested date of delivery, party to whom delivery is to be made, purchase order issue date, purchase order number, MIME code for destination and named port or place of destination.

A3.3.2   Formation of contracts. Seller shall acknowledge acceptance of each Buyer order for Acquired Product by sending an acknowledgment form that sets forth the dates on which the ordered items are scheduled for delivery to Buyer in accordance with trade term specified in a PSA, whereupon a contract of sale of those items ("Sales Contract") shall be deemed concluded between the parties.

A3.3.3   Terms on Forms. Any terms or conditions printed on the face or the reverse side of the purchase order form or Seller's acknowledgment form, even if such purchase order form or acknowledgment form is signed and returned by Seller to Buyer, shall not be valid unless both parties hereto expressly agree in other writing to include any such terms or conditions in this MPA, or the Sales Contract.

A4.   Intellectual Property

A4.1   Ownership. Ownership of intellectual property, including proprietary rights of all inventions, works of authorship, and Technical Information created under a PSA or other arrangement under MPA between the parties shall be subject to section B12 and B13 of the 2006TA, unless otherwise specifically agreed to in the PSA between corporate officers. Nothing in the PSA shall modify intellectual property rights of the respective parties created independently of each PSA unless such modification is specifically identified in the PSA and mutually agreed upon.

A4.2   Trademarks. Rights and obligations of the parties relating to the use of trademarks are set forth in Part C of the 2006TA.

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A5.   Export Control and Physical Security

A5.1   2006TA Export Control Provisions. The parties shall comply with the export control provisions set forth in section E13 of the 2006TA.

A5.2   Both parties agree to comply with all laws, rules and regulations of the United States, Japan, and any other applicable countries or jurisdiction(s) regarding the export of any commodity, technology and/or software used, developed or acquired under the applicable PSA, which, at the time of export, requires license or other government approval, including, without limitation, first obtaining such license or approval.

A5.3   Both parties agree to use commercially reasonable efforts to provide the other party with reasonable assistance, any information and documentation reasonably needed by the other party to determine the export status, and/or obtain any license or approval from applicable competent authorities regarding the export of any commodity, technology or software used, developed or acquired under this MPA.

A5.4   Physical Security. Seller represents and warrants that it has adopted and will follow procedures to ensure the physical security of any Acquired Products provided or transported under the terms of any DIA, PIA, DDA or PSA. Seller represents and warrants that its physical security procedures are adequate to prevent tampering with or damage to the Acquired Products or their containers, introduction of contraband materials or substances into the Acquired Products or their containers, theft of the Acquired Products, or diversion of the Acquired Products for unlawful or unauthorized purposes. Seller represents and warrants that it will retain possession and control over the Acquired Products at all times before they are delivered to a carrier, and will not deliver such Acquired Products to any carrier other than as specified in the purchase order or in this MPA or in the applicable PSA, PIA, DDA and DIA. If Seller is a provider of transportation, carriage, forwarding or brokerage services, Seller represents and warrants that it will retain possession and control of Acquired Product at all times required under the terms of the purchase order or shipping documents, and will not deliver such Acquired Product to any person other than as identified in those documents. Seller further represents and warrants that, in the event it has any reason to believe that any Acquired Product or their containers have been stolen, tampered with, diverted contrary to this MPA (or the applicable PSA, PIA, DDA or DIA) or contrary to law, or delivered to any carrier other than as specified in a separate document agreed between Buyer and Seller, it will immediately notify Buyer of this fact in writing, providing full details. Nothing in this provision shall be deemed to limit or alter Seller's obligations or liabilities under any provision of this MPA or any PSA, PIA, DDA or DIA.

A5.5   Subject to Seller's obligation under section E13 of the 2006TA, Buyer shall neither export nor re-export directly or indirectly, any Production Units it purchases under this MPA or applicable PSA to any country to which such export or re-export is restricted by United States government and Japanese government law or regulation without the prior authorization, if required, of the Office of Export Administration, Department of Commerce, Washington, D.C., or applicable Japanese or Chinese government authority.

A6.   Term

A6.1   Terms. This MPA shall be effective as of the Effective Date and shall continue in full force and effect for so long as the 2006TA or its successors are in effect, unless sooner terminated subject to the provisions of this MPA or both parties' agreement.

A6.2   No Cross Termination. Termination for cause under any individual PSA shall not by itself constitute a material breach under this MPA or any other PSA. Termination or expiration of this MPA pursuant to section A6.1 above shall not of itself terminate any or all of the PSA's then in effect, and the terms and conditions herein applicable to such PSA's shall remain in effect in each such PSA's.

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A6.3   Terms and Termination of a PSA for Part B is provided in section B14 of the MPA.

A6.4   Terms and Termination of a PSA for Part C is provided in section C17 of the MPA.

A7.   Compliance with Laws and Regulations

Subject to section D8 of the 2006 TA, Seller shall be responsible to comply with the applicable governmental laws, regulations, safety requirements, governmental and non-governmental certifications described in the Specifications or other written agreements between the parties, or written notices from Buyer to Seller that advise the Seller of such applicable safety standards and legal requirements, for the countries into which Acquired Products will be marketed.

In conformance with section D8 of the 2006TA, Seller shall, unless otherwise agreed, at its expense and responsibility, take all necessary steps to ensure that the Production Units to be publicly launched and marketed and/or Preproduction Units as specified and agreed to be upgraded to mass production specifications in applicable PSA or corresponding production program agreement shall pass the safety and regulatory standards by each competent organization or authority, including major standards bodies and monetary authorities with which Buyer has agreed to comply with certain standards (hereinafter called "Safety Standards") specified in a mutual written agreement or in the Specifications. For this purpose, Buyer agrees to advise requirements of Safety Standard as described in section D8(c) of the 2006 TA and render to Seller commercially reasonable assistance. For avoidance of confusion, Seller is responsible for defects brought about by designs made in order to comply with (i) safety standards, warning labels, and legal requirements (collectively, "Requirements") that are advised by Buyer pursuant to D(8)(c) or (ii) specific instructions that are advised by Buyer pursuant to section D8 (d) of the 2006TA if alternative designs without the occurrence of such defects, which comply with the Requirements and specific instructions, could have been commercially reasonably accomplished. Seller shall not be responsible for Buyer's Components.

A8.   Force Majeure

Neither party shall be liable for failure to perform or for delay in performance of any PSA resulting from any of the events listed in section E23 of the 2006TA ("Force Majeure Event") for that period commencing from the time of the Force Majeure Event that prevents or delays performance to the time at which such party is able to resume performance of its obligations hereunder. The parties intend to complete plans for the resumption of performance of the affected party ("Business Resumption Plan" or BRP). In BRP discussion, the parties shall discuss in good faith on such reasonable steps so as to resume performance under PSA as usual. The subject matters of the BRP discussion shall include:

- formation of a joint BRP between FX and XC;

- expedited delivery methods such as air shipment and its cost sharing, when appropriate;

- the allocation of the applicable available Acquired Products;

- the allocation of the manufacturing capacity for Acquired Products;

- possible cancellation of purchase orders affected by Force Majeure;

- using each party's capacity and available parts as a back-up for the party affected by a Force Majeure event; and

- any other subjects related to delivery and manufacturing of Acquired Products impacted by Force Majeure events.

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A9.   Indemnity

    A9.1   Subsidiaries. Without limiting the respective responsibilities of FX and XC under this section A9, for purposes of this section, the terms "Buyer" and "Seller" may be construed to mean and include their respective Subsidiaries (and in case of FX, JV OPCO's), if appropriate to the context.

    A9.2   IP Indemnity

        (a)   Subject to subparagraph (b) of this section, Seller shall, at its expense, defend and indemnify Buyer and its Subsidiaries (and, in the case of FX, the Fuji Xerox JV OPCO's) from and against any suit, claim, or proceeding brought against Buyer by a third party alleging infringement in any country of any Patent, Copyright, Trademark, trade secret, or other intellectual property right as a result of the purchase or other acquisition by Buyer or its Subsidiaries (and in case of FX, JV OPCO's) of any Product of Seller, provided Seller is promptly notified, given reasonable assistance and full information reasonably required to defend such suit, claim, or proceeding, and permitted to direct the defense. Further, Seller shall pay any damages and costs awarded against Buyer or its Subsidiaries (and in case of FX, JV OPCO's) in such suit, claim or proceeding, but Seller shall have no liability for settlements or costs incurred without its consent. To avoid infringement, even if not alleged, Seller may, at its option and at no charge to Buyer (and in case of FX, JV OPCO's), obtain a license, modify or substitute an equivalent of the allegedly infringing Product, provided that any modification shall not materially affect form, fit or function, and any substitute equivalent shall exhibit form, fit and function that is not materially different from the substituted Product.

        (b)   Seller shall not be liable to Buyer for alleged infringement of Patents, Copyrights, Trademark, trade secret, or other intellectual property rights, except as provided in section C9 of the 2006TA, by any of Seller's Products resulting from: (i) Buyer Components (ii) designs or components that are incorporated into such Product at the request of Buyer and which would not otherwise have been incorporated by Seller; (iii) functionality incorporated into such Product at the request of Buyer which would not otherwise have been incorporated by Seller and which could not reasonably have been incorporated in a non-infringing manner; (iv) Product that is modified or altered by Buyer, to the extent that such infringement would not have existed in the unmodified or unaltered Product or components thereof; or (v) the use, marketing or distribution of such Product by Buyer in combination with products not marketed or supplied by Seller. Notwithstanding the exception described in (v) above, Seller shall be liable for alleged combinations of Product and products not marketed or supplied by Seller, if such combination described in subsection (v) includes product(s) not marketed or supplied by Seller that the Seller could have reasonably foreseen in such combination with Product(s) at the time of Product design or development, and if Seller could have implemented in the Product(s) a design that would not have infringed when used in such combination. In the event of any of (i)–(v) above, Buyer shall defend and indemnify Seller in a manner fully equivalent to the obligations set forth in subparagraph (a) of this section.

    A9.3   Product Liability

        (a)   Scope. This section A9.3 shall not apply to infringement of any Patent, Copyright, Trademark, trade secret, or other intellectual property.

        (b)   Section D8 of 2006TA. The Product Liability provisions of section D8 shall apply to each PSA unless otherwise agreed in writing by authorized personnel of both parties.

             For clarification regarding section D8(d) of the 2006TA, Buyer may provide to Seller specific instructions in the design of components, parts, or of the Product itself but is not obligated to do so. The offering of design information by Buyer shall not be an "specific

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instruction" under section D8(e) of the 2006TA if Buyer offers such design information as a suggestion only and permits Seller to design or utilize alternative designs where there exists reasonably selectable alternatives. In instances described in the above, Seller shall utilize the Buyer design information at its own risk, and such design shall be considered a Seller design for purposes of section D8 of the 2006TA.

For clarification regarding section D8(e) of the 2006TA, Buyer shall provide Seller with the legal requirements described in section D8(c) of the 2006TA. For avoidance of confusion, Seller is responsible for defects brought about by designs made in order to comply with Requirements that are advised by Buyer pursuant to D(8)(c) or (ii) specific instructions that are advised by Buyer pursuant to section D8 (d) of the 2006TA if alternative designs without the occurrence of such defects, which comply with the Requirements and specific instructions, could have been commercially reasonably accomplished.

A10. Limitation of Liability

NEITHER PARTY SHALL BE LIABLE FOR INDIRECT, SPECIAL, PUNITIVE, INCIDENTAL, OR CONSEQUENTIAL DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOST PROFITS OR LOST CONTRACTS IN ANY WAY ARISING OUT OF ANY PSA GOVERNED BY THIS MPA, WHETHER BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY), OR ANY OTHER LEGAL THEORY, AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THIS LIMITATION DOES NOT APPLY TO (A) ANY INDEMNIFICATION OBLIGATIONS OF THE PARTIES UNDER SECTION A9 (WHICH MAXIMUM LIABILITY LIMITATIONS SHALL BE GOVERNED BY THE TERMS OF THE 2006TA) OR (B) DAMAGES ARISING OUT OF OR RELATING TO EITHER PARTY'S FAILURE TO COMPLY WITH ITS CONFIDENTIALITY OBLIGATIONS OR (C) BUYER'S DUTY TO PAY THE FULL AMOUNTS OF ALL INVOICES THAT ARE NOT SUBJECT TO A GOOD-FAITH DISPUTE UNDER THE TERMS OF THIS MPA OR THE APPLICABLE PSA.

A11. Waiver

A failure to exercise, a waiver, or a delay by a party hereto of any particular provision of this MPA or any PSA shall not be deemed to constitute a prior waiver or a waiver in the future of the same or any other provision of this MPA and the PSA. All of the rights of either party under this MPA and any PSA shall be cumulative and may be exercised separately or concurrently.

A12. Attorneys Fees

In the event that any legal proceeding, including arbitration, is brought to enforce any of the provisions of this MPA or of any PSA, the prevailing party is entitled to recover its reasonable attorneys' fees from the other party.

A13. Dispute Resolution

All disputes, controversies or differences that arise between the parties related to this MPA or any PSA which cannot be settled satisfactorily by correspondence or mutual conference shall be settled consistently with the following:

A13.1 Escalation

The parties agree to undertake a process of escalation directed to internal resolution between the parties. The process shall include escalation within each organization to individuals responsible for the management of the respective business units and the individual responsible for the respective XC/FX liaison organization. At least one meeting directed in whole or in part to

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

resolution of the matter shall be held involving at least one of the above responsible individuals from each party. If such meeting does not result in resolution of the matter, then the Chief Executive Officer and/or President of each party shall be notified and informed of the matter.

A13.2   Arbitration

All disputes, controversies or differences that are unable to be resolved by negotiations as set forth above, shall be settled in accordance with section E29 of the 2006TA, provided that arbitration is held in Singapore. All negotiations pursuant to this section A13 are confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence. Each party shall bear its own expenses related to and incurred while performing such negotiations.

Both parties acknowledge that any breach of confidentiality and/or misappropriation of intellectual property rights may cause injuries not adequately addressable during arbitration and, therefore, agree that the non-breaching party is entitled to seek injunctive relief in addition to remedies under this section A13.2.

After a consultation with its CEO or President, if a party decides to enter an arbitration, such arbitration, shall be conducted on a confidential basis, under the then current International Chamber of Commerce ("ICC") Rules of Arbitration strictly in accordance with the terms of this MPA, any relevant PSA, and the substantive law of the State of New York, excluding its conflict of laws provision. Before selection of any arbitrator(s), each party is obligated to notify its Chief Executive Officer that the dispute will be arbitrated. Formal submission of the dispute to the ICC shall not be necessary provided that the ICC procedural rules are followed as adapted for consistency with the terms of this section A13. The arbitration shall be held at a mutually agreeable location in Singapore and shall be conducted by either (i) one arbitrator if the parties can agree to such arbitrator or (ii) a panel of three comprising one arbitrator selected by each of the parties and a third arbitrator selected by the other two arbitrators. Unless otherwise agreed, all arbitrators shall be chosen from a list of representatives who are members of the ICC's panel of commercial arbitrators and are knowledgeable about the copier and printer industries. The cost of the arbitration, including the fees to be paid to the arbitrator, shall be shared equally by the parties. The parties shall be limited to taking no more than three (3) depositions each. The length of each deposition shall be limited to one (1) day. No interrogatories shall be permitted. The scope of document production shall be governed by the ICC Rules of Arbitration, and the decision of the arbitrator(s) with respect thereto. The judgment upon the award rendered by the arbitrator may be entered and enforced in any court of competent jurisdiction. Neither party shall be precluded from seeking provisional remedies in the courts of any jurisdiction including, but not limited to, temporary restraining orders and preliminary injunctions, to protect its rights and interest, but such shall not be sought as a means to avoid or stay arbitration. The arbitrator(s) is not empowered to award any consequential, incidental, punitive, or exemplary damages unless otherwise permitted in section A10 hereof. The parties acknowledge that they have voluntarily agreed to arbitrate their disputes in accordance with the foregoing and each party hereby irrevocably waives any damages in excess of compensatory damages. Nothing in this section A13 is intended, nor should it be construed, to alter any other limitation or waiver of damages set forth herein.

A14.   Tax

A14.1   Definition

(a)   "Taxes" or "Tax" under this section shall include, but are not limited to, any of the following (if imposed or collected by any governmental entity worldwide or any political subdivision thereof whether directly, by withholding or upon audit): sales, use, value added (VAT), excise, import or export, value added or similar tax or duty, and all government permit fees, or license fees in the nature of taxes including any interest, penalty, fine or addition thereon but exclusive of Excluded Taxes.

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Controlled Distribution

(b) "Excluded Taxes" means any income taxes (including franchise taxes measured by net income), gross income taxes withheld at the source that are creditable against a party's net income tax liability, capital taxes, employment and /or payroll taxes, or personal property taxes assessed on a lien date occurring before title to the property in question has passed to the other party under this MPA and real property taxes.

A14.2 **Before-Tax Pricing**

The parties agree that all prices agreed under this MPA and respective PSA for Acquired Products and /or any other fees are exclusive of any applicable Taxes.

A14.3 **Cooperation**

The parties hereto each agree to take all commercially reasonable steps to cooperate with the other to appropriately minimize any tax that arises under this MPA and respective PSA. Such steps shall include (but not be limited to) the measures specified in section A14.4 and A14.6 below, complying to the Japanese and United States Tax Treaty or any other tax treaty or law, such as U.S. Treasury Forms W-8BEN and APPLICATION FORM FOR INCOME TAX CONVENTION of National Tax Agency Japan, providing assistance including but not limited to production of relevant documents for tax audit, copying and making knowledgeable individuals available to answer question submitted by the tax authorities. In addition, each party shall notify the other party if its tax status in any territory changes (e.g. party becomes registered to do business). Further, the parties agree to use their reasonable best efforts to take the most efficient measures and minimize the clerical labor of the other party when complying to the treaty and/or law stated above.

A14.4 **Responsibility for Taxes**

The parties hereto agree that each of them shall be responsible for the filing, if required under the appropriate law, of all required tax returns that such party is responsible to file in, as well as the timely remittance of the taxes shown thereon. Notwithstanding the foregoing, when parties elect VMI as the terms and conditions regarding sales and delivery procedure of the Acquired Products, the responsibility for Taxes are subject to the VMI Agreement.

A14.5 **Indemnification for Taxes**

The party responsible for Taxes under this MPA and or PSA ("Indemnitor") shall indemnify and hold harmless the other party ("Indemnitee") for any Tax assessed upon the Indemnitee which arose due to a failure of the Indemnitor to meet its responsibilities under this section A14.

A14.6 **Responsibility for Taxes related to Royalties**

The parties shall cooperate with each other and take all commercially reasonable steps to file certificates and other documentations with taxing authorities required to obtain a reduction or elimination of or credit for, any taxes, levies or other imposts arising from transactions contemplated by this MPA and respective PSAs ("Exemption Documentation"). Such cooperation shall include but not be limited to providing any information required to secure, complete and file any documents, certificates or assurances in order that royalty payments under this MPA and respective PSA shall qualify as either "Royalties" under Article 12 or "Other Income" under Article 21, of the Tax Convention between the United States of America and Japan entered into force on March 30, 2004, or as updated by subsequent amendment or protocol, (the "Treaty"). The filing party shall reimburse the cooperating party with all reasonable incurred out of pocket expenses. The parties shall provide similar documentation in respect of any other treaty where reduction or elimination of withholding taxes or other transaction tax is allowed.

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Controlled Distribution

Any income taxes levied by any governmental authorities upon the payments to be made by Xerox or Fuji Xerox pursuant to this MPA and required to be withheld from said payments, shall be withheld and timely paid and reported to the appropriate tax authorities as required by applicable law. With respect to each such tax payment made hereunder the parties shall use all commercially reasonable efforts to transmit or cause to be transmitted to the other Party promptly upon receipt the official tax receipts or other evidence (with English translation attached) issued by the tax authorities sufficient to support a claim for credit against income taxes in respect of such taxes so withheld and paid. All other taxes imposed as a result of the existence or performance of this MPA shall be paid and borne by the party required to do so by applicable law.

A14.7   Other Transactions

In the event any transactions newly agreed by the parties which is not captured under section A14.4 and A14.6 above arises, the parties agree to negotiate in good faith on the appropriate terms and conditions with regard to the Taxes arising under such newly agreed transactions.

A14.8   Tax Contests

To the extent that one party to this MPA is liable to pay, reimburse or indemnify the other party for a tax assessed by a taxing authority in respect of a tax arising under this MPA ("Indemnification Provision") the party which was required to sign the tax return ("Audited Party") shall give timely notice to the other party of such tax audit or contest. The Audited Party shall control the audit and/or contest and the other party shall be allowed to participate with its level of participation being proportionate to its financial responsibility.

A14.9   Tax Notices

Any notices under this section A14 shall be in writing and sent by registered airmail or other practical manner to the following addresses, or such other address as either party may hereafter furnish to the other party in writing:

TO XC:	TO FX:
Xerox Corporation	Fuji Xerox Co., Ltd.
45 Glover Avenue,	9-7-3 Akasaka, Minato-ku
Norwalk, CT 06850, USA	Tokyo 107-0052 JAPAN
Attn: Kathleen Fanning	Attn: Hiroyuki Ikeda
Vice President Worldwide Taxes	Manager, Finance

A15.   Severability

This MPA and each PSA is intended to be valid and effective throughout the world and, to the extent permissible under applicable law, shall be construed in a manner to avoid violation of or invalidity under any law. In the event that a competent authority with proper jurisdiction determines that one or more provisions of this MPA or any of the PSA's are invalid, illegal, or unenforceable, the rest of the provisions of this MPA and/or applicable PSA shall remain valid and enforceable and the invalid, illegal, or unenforceable provisions shall be replaced with valid provisions that best approximate the apparent intent of the parties.

A16.   Confidentiality

A16.1   Confidential Information. The parties agree to comply with section E9 and E10 of the 2006TA. The parties acknowledge that "other confidential information" stated in section E9 includes business information, including but not limited to the information relating to disclosing party's

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current, future, or proposed products, supply base, business forecasts, and procurement requirements, which are communicated to, or learned or acquired by the other party, its employees, or agents in order to enable the other party to perform its obligations hereunder; provided, however, to the extent practicable, such "other confidential information" shall be marked with an appropriate proprietary legend, or identified as proprietary within a reasonable time after disclosure in order to be treated as confidential information this is subject to section E9 of the 2006TA. Notwithstanding the above, "other confidential information" that is not marked "Confidential", "Proprietary", or "Private" or words of similar import shall be deemed to be confidential information for the purposes of section E9 of the 2006TA if under the circumstances prevailing at the time of disclosure the party receiving such information reasonably should have understood that it was intended by Discloser to be treated as confidential information However, for purpose of clarification and avoidance of doubt, the parties acknowledge that full disclosure of information as stated in section B14(a) of the 06TA applies only to the Xerographic Technical Information as "Xerographic" and "Technical Information" are defined in section A6 and A13 of the 2006TA.

A16.2   Procedures

Notwithstanding agreement or understanding that may be contrary, the parties shall comply with the procedures and obligations of sections B14 of the 2006TA prior to any transfer of Technical Information between the parties. As a non-binding summary of section B14(a), (b), and (e) of the 2006TA intended as a reminder to the parties, the following summarizes some of the procedures and obligations set forth in section B14(a), B14(b), and B14(e):

(a)   Xerographic Technical Information shall be disclosed between the parties (B14(a));

(b)   Disclosure of all non-Xerographic Technical Information must be accomplished only through a gatekeeper process between the parties (B14(b) and B17(a)); and

(c)   Software, as defined in 2006TA, is Technical Information that requires, prior to disclosure, classification as Xerographic Technical Information or some other category of other Technical Information (which requires the gatekeeper process) (B14(e)). The parties shall use good faith, reasonable efforts and due diligence to determine into which 2006TA category the Software is likely to be applied in accordance with the definitions of "Xerography", "Marking", and "DPA" set forth in the 2006TA.

A16.3   B17 of 2006TA. In addition to the confidentiality obligations of sections E9 and E10 of the 2006TA, the obligations and procedures of section B17 of the 2006TA shall be followed by the parties. Included within these obligations and procedures is a requirement that, prior to disclosure, the persons desiring to make a disclosure of Technical Information shall refer to their respective experts on TA issues for proper classification of the information to be disclosed and the appropriate procedures to be pursued with respect to the Technical Information as so classified.

A17.   Applicable Law

Unless otherwise agreed in writing, this MPA and each PSA shall be interpreted and construed in accordance with the laws of New York State without reference to principles of conflicts of laws. For avoidance of doubts, this section A17 shall not affect interpretation of any applicable provisions of 2006 TA. The parties agree that United Nation Convention on Contracts for International Sales of Goods shall not apply to this contract.

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A18.   Entire Agreement

This MPA and all PSA's (including the recitals thereto and attachments to each) constitute the entire agreement of the parties with respect to the subject matter of this MPA and of each respective PSA. Except as otherwise provided herein, this MPA, PSA's supersede all prior agreements or understandings, expressed or implied, between the parties regarding the subject matter of this MPA and, as applicable, the respective PSA's. This MPA and each PSA may only be modified by written agreements duly executed by authorized representatives of both parties. Unless otherwise delegated, authorization for such written modifications to this MPA and the body of a PSA (but not attachments) is restricted to corporate officers and/or individuals of the respective parties to whom authority has been delegated in writing. In respect to attachments, authorizations for such written modifications to attachments to a PSA is restricted to the individuals described in the preceding sentence or those individuals with job responsibilities that include approval of such documents. In the event that this MPA or any PSA is executed by a corporate officer of either or both parties, such agreement shall not by itself constitute an amendment of the 2006TA.

A19.   Headings

The Article titles in this MPA have been inserted for convenience only and shall in no way be used in the interpretation hereof.

A20.   Controlling Language

This MPA and each PSA shall be executed by the parties in the English language, and no translated version of this MPA or any PSA into any other language shall be controlling and binding upon any of the parties hereto nor shall the exchange of any such other language version be of any force or effect in the interpretation of the MPA or any PSA or in determination of the intent of either of the parties to the applicable agreements. Any portion of any document exchanged pursuant to this MPA or any PSA, which portion covers critical issues between the parties, shall be in English.

A21.   Assignment

Neither party shall assign, transfer or otherwise dispose of this MPA and any PSA in whole or in part of any right hereunder to any third party without the prior written consent of the other party. Any attempt at an assignment without such consent shall be null and void. The delegation of operational responsibilities (such as purchase order issuance) under the PSA to a party's wholly owned subsidiaries, however, shall not be construed as assignment.

A22.   Notice

Unless otherwise stated, all notices shall be in writing and sent by registered airmail or other practical manner to the following addresses, or such other address as either party may hereafter furnish to the other party in writing:

TO XC:

Global Purchasing

800 Phillips Road, Bldg. 111-03A
Webster, New York 14580, USA

Attn: Vice President,

TO FX:

MN Sales and Marketing

Minatomirai Center Bldg. 7F
3-6-1 Minatomirai, Nishi-ku
Yokohama
Kanagawa 220-0012 Japan

Attn: Manager

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

Purchasing Operation/ FX Acquired Product

Copy to:
Xerox Corporation
Office of General Counsel
XC Square
100 Clinton Avenue South
Rochester, New York 14644, USA

Attn: Manager, BGO Operations

Strategic Alliances

Copy to:
Fuji Xerox Co., Ltd.
Legal

9-7-3 Akasaka, Minato-ku
Tokyo 107-0052 JAPAN

Attn: Manager,
D&M Division Support

The addresses of this section A22 may be modified by authorized individuals of the respective parties without requiring formal amendment of this MPA.

A23.   Survival

The following sections of this MPA and any applicable term of any PSA or of its amendment that modifies or supplements any of the provisions below shall survive the expiration or termination of this MPA or of the applicable PSA's: Articles A2 (Definitions); A4 (Intellectual Property); A6 (Term); A7 (Compliance with Laws and Regulations); A9 (Indemnity); A10 (Limitation of Liability); A13 (Dispute Resolution); A15 (Severability); A16 (Confidentiality); A17 (Applicable Law); A21 (Assignment); B6 (Exclusive Features); B7 (Exclusive Tooling); B14 (Terms and Termination of a PSA-D); C2 (Reference Documents); C3 (Exclusive Features); C7.2 (Spare Parts and Consumables); C9 (Manufacturing and Quality Control); C10 (Remanufacturing and Domestication); C11.7 (Documentation License); C12 (Exclusive Tooling); C14 (Warranty); C15 (Licensed Software); C17 (Terms and Termination of a PSA-P).

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Controlled Distribution

Part B. Development Terms and Conditions

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Controlled Distribution

PART B. TABLE OF CONTENTS

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B1.   **Purpose and Scope of Part B of the MPA**

Purpose and Scope of Part B is set forth in sections A3.2.1 and A3.2.2 of this MPA.

B2.   **Roles and Responsibilities**

B2.1   <u>Seller's Responsibilities</u>.

B2.1.1   Seller shall be responsible for the research, customization, design, development, fabrication and assembly of the Prototypes and Preproduction Units performed by the Seller in accordance with Milestone Schedule, Specifications and preliminary Manufacturing and Quality Plan (if applicable).

B2.1.2   Seller shall be responsible for obtaining all the technology, labor, material, tooling and facilities necessary for design and development of Prototypes and Preproduction Units, excluding the Buyer Components.

B2.1.3   In addition, roles and responsibilities in details of the Seller for Xerox Outbound products are set forth in section 13.1 of the Exhibit III and section 2.1 and 2.3 of Exhibit III-A of the MPA.

B2.2   <u>Buyer's Responsibilities</u>.

B2.2.1   Buyer shall be responsible for all design and development, fabrication and assembly work of Buyer Components by itself or by Buyer's suppliers.

B2.2.2   Buyer shall be responsible for obtaining all the technology, labor, material, tooling and facilities necessary for design and development of Buyer Components.

B2.2.3   Buyer shall be responsible for delivering or causing Buyer's designated supplier to deliver the Buyer Components to the Seller in accordance with the Milestone Schedule.

B2.2.4   In addition, roles and responsibilities in details of the Buyer for Xerox Outbound products are set forth in section 13.1 and 13.2 of the Exhibit III and section 2.2 and 2.3 of Exhibit III-A of the MPA.

B2.3   Roles and responsibilities in details for individual program are stated in the PSA-D or attached as an Appendix to the PSA-D.

B3.   **Milestone Schedule**

B3.1   Both parties shall determine the Milestone Schedule. The latest version of the Milestone Schedule agreed by the parties as of the effective date of the relevant PSA-D shall be attached as an Appendix to applicable PSA-D.

B3.2   Both parties shall adhere to the Milestone Schedule in accordance with the roles and responsibilities of each party stated in applicable PSA-D. If there is a significant risk for delay of the Milestone Schedule, the party that first becomes aware of such delay shall notify the other party. In such a case, both parties shall discuss a solution to minimize or eliminate the delay of the schedule. Both parties may advance the Milestone Schedule upon mutual agreement.

B3.3   If the parties agree to change the Milestone Schedule, any revision of Milestone Schedule thereof shall be signed by authorized representatives of each party and incorporated into the applicable PSA-D by reference and made an integral part hereof.

B3.4   If the Milestone Schedule cannot be met because of reasons attributable solely to either party and if expediting shipment at the time of delivering Prototypes or Preproduction Units may prevent or ameliorate such delay, the party responsible for such discrepancy shall be obligated to pay such additional costs required to expedite shipment incurred by either party without any reimbursement from the other party unless the other party agrees to change the Milestone Schedule without any additional costs after mutual discussion.

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B3.5   If the Milestone Schedule cannot be met because of reasons attributable to both parties or not attributable to either party, the parties shall discuss and determine the allocation of any additional costs incurred by the parties in good faith.

B4.   Program Management

B4.1   Development and launch of the individual program shall be controlled by XC's Time to Market (TTM) process and FX's Product Delivery Process (PDP). The schedule of the program management shall be specified in the Milestone Schedule.

B4.2   Seller and Buyer shall have weekly or otherwise mutually agreed periodical telephone conferences and regular workshops to address the progress toward the next scheduled milestone, problems, if any, meeting any milestones, proposed recovery method to meet the next milestone, if necessary, and any changes in cost.

B4.3   To ensure good communication and timely resolution of issues that arise during the term of each PSA-D, the parties shall follow a mutually agreed upon engineering work procedure, if any.

B5.   Specification and Change during development phase

B5.1   Specifications

Latest version of Specifications with signature as of the date of execution of the relevant PSA-D is attached as an Appendix to such PSA-D. The parties understand that revisions in Specifications may occur during the Development Phase. Any revision thereof signed by authorized representative of each party is incorporated into by reference and made an integral part of such PSA-D.

B5.2   Design Review

Buyer is entitled to conduct periodic design reviews to ensure its satisfaction with the Seller performances. Upon reasonable notice, Seller shall allow Buyer during normal business hours, to visit its places of business for development and manufacturing to discuss and inspect the status of the development of the Prototypes and Preproduction Units.

B5.3   Changes to the Specifications during the Development Phase

If either party requests a modification in Specifications during the development phase, such requests shall be submitted by the requesting party to the other party in writing. After mutual discussion, Seller shall propose implementation plan for the requested change including affected cost and implementation schedule. Subject to Buyer's written acceptance of Seller's proposed implementation plan, schedule, and cost change, Seller will proceed with the implementation of the prescribed changes and the Specifications shall be modified accordingly to reflect such agreed upon changes. If the modification to the Specifications results in an increase or decrease in the cost of Equipment or in the length of time required for the manufacture of or delivery of those items to Buyer, then the parties shall mutually agree on (a) a price adjustment for the items equal to the cost of the changes, and/or (b) an extension of time of delivery, and/or (c) concessions on other matters including engineering fees and other cost factors.

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Master Program Agreement
Signature Version

XC/FX Confidential
Controlled Distribution

B5.4   Additional Development Work

If the need for a development effort not specified in this MPA arises, the parties shall mutually discuss the implementation of such development effort in good faith. NO SUCH ADDITIONAL DEVELOPMENT EFFORT SHALL BE UNDERTAKEN WITHOUT THE PARTIES AGREEING IN WRITING.

B6.   Exclusive Features

B6.1   Exclusive Feature Components and Unique Keying

B6.1.1   In this MPA, "Exclusive Feature Components" shall collectively mean "Buyer Exclusive Features", "OEM Restricted Features" and "Unique Keying" defined as the following:

(a)   "Buyer Exclusive Features" shall mean any specific parts, components, portions of Acquired Products, software programs, whether on a stand-alone or embedded basis (collectively "Specific Components"), and specific parameters that are implemented in Specific Components:

(A)   which are incorporated into Acquired Products upon request from Buyer; and

(B)   (i)   which are designed or developed at Buyer's cost without subsequent reimbursement by Seller; or

(ii)   which the parties otherwise agree that Seller shall not use them for Seller's products without payment of commercially reasonable amount of Manufacturing License Fee (MLF) or Software License Fee (SLF) to Buyer under 2006TA.

For avoidance of doubt, any component that employs significant design of the Buyer Exclusive Features shall be deemed and treated as "Buyer Exclusive Features".

(b)   "OEM Restricted Features" shall mean any specific parts, functions, components or portions of Acquired Products, (i) which are designed in accordance with the applicable design guide agreed by XC and FX, or (ii) which Seller developed in collaboration with Buyer (financially or technically) and are agreed to be restricted from selling in non-Xerox or Fuji Xerox brands to third parties without a mutual agreement by the parties.

(c)   "Unique Keying" shall mean Buyer's unique keying requirements in Consumables.

B6.1.2   Provisions of this MPA relating to Exclusive Features hereunder do not affect intellectual property rights as such rights may be established pursuant to the 2006TA.

B6.2   Exclusive Features of Acquired Product

Exclusive Features shall be specified in the relevant PSA-D of each Acquired Product. If a program does not execute a PSA-D, Exclusive Features shall be specified in the relevant PSA-P.

B6.3   Exclusive Features Restriction

B6.3.1   Seller shall not incorporate Buyer Exclusive Features and Unique Keying in any Seller's products marketed by Seller or otherwise made available to third parties without prior written consent of Buyer or payment of reasonable reimbursement or allocation of its development cost to Buyer.

B6.3.2   Seller shall not incorporate OEM Exclusive Features in any products marketed by third parties under non-Xerox or non-Fuji Xerox brands without prior written consent of Buyer.

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Signature Version

XC/FX Confidential
Controlled Distribution

B6.4   Unique Keying and Consumables Exclusivity

B6.4.1   <u>Unique Keying</u>. Seller acknowledges that the Unique Keying in Consumables is a critical Buyer requirement. Also, one or more elements in most Unique Keying may be covered by Buyer's patents. Seller, its employees, agents, subcontractors, and distributors will not make available, market, distribute, promote, disclose, or publicize the use of any material, mechanism, or information that may be utilized to circumvent the Buyer Unique Keying without first obtaining authorized written approval by Buyer.

B6.4.2   <u>Consumable Exclusivity</u>. Seller further acknowledges that it shall not make for itself or others (other than Buyer) Consumables that can be used with Buyer's Equipment if such Consumables comprise Unique Keying or other Buyer specific Consumable design requirements unless otherwise agreed by authorized personnel of Buyer. This Consumables exclusivity serves to protect the intellectual property rights of the parties in their respective territories.

B6.4.3   <u>Buyer's Responsibility</u>. Concerning the Unique Keying, Buyer specific Consumable design requirements and/or marketing activities conducted outside the Territory (if XC is the Buyer) or in the Territory (if FX is the Buyer) defined in 2006TA, any regulatory or legal claims, actions, demands, legal proceeding, liabilities, damages, losses, and/or judgments relating to the use of the specified unique keying feature in Consumables shall be deemed to result from a "defect" within the meaning of D8(e) of the 2006TA, and Buyer shall be responsible for indemnification pursuant to the terms of such section D8(e) for such defect.

B7.   Exclusive Tooling

B7.1   Title

All right, title and interest in and to Exclusive Tooling specified in a PSA-D, PSA-P, or any other signed agreements between Seller and Buyer shall be vested in Buyer from the commencement of the fabrication of Exclusive Tooling. Buyer bears the cost of Exclusive Tooling unless otherwise agreed. Seller holds Exclusive Tooling as bailee and shall not substitute any property for Exclusive Tooling or reproduce Exclusive Tooling except as expressly permitted in writing by Buyer. Seller shall make entries in its books showing that Exclusive Tooling is held for the account of Buyer and shall furnish to Buyer on demand a true and complete inventory of Exclusive Tooling held by Seller for any period of time requested by Buyer. Seller shall use such Exclusive Tooling exclusively for filling Buyer's orders and return Exclusive Tooling to Buyer immediately upon demand. If Buyer does not make such request within two (2) years after Seller discontinues manufacturing Production Units, Seller, having given Buyer advance notice, may deliver all such tooling to Buyer, or dispose of same, at Seller's option.

B7.2   Responsibilities

While Exclusive Tooling is in Seller's custody or control, Seller shall be responsible for:

(a)   maintaining tooling fabrication and qualification schedule as agreed between the parties;

(b)   informing Buyer of the anticipated life expectancy of the tooling;

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(c)   using the Exclusive Tooling as intended and in a manner reasonably expected to provide the expected life expectancy of Exclusive Tooling for the benefit of Buyer;

(d)   visibly marking Exclusive Tooling to indicate Buyer ownership in a conspicuous manner;

(e)   maintaining Exclusive Tooling in good operating order, repair and condition;

(f)   compensating any loss or damage to Exclusive Tooling except for ordinary wear and tear; and

(g)   providing commercially reasonable warranty for the tooling in accordance with Buyer requirements.

B7.3   Seller agrees not to use nor make available to others any parts made from tooling owned by Buyer, or portions of the Production Units for which Buyer paid the development costs, or any features which Buyer and Seller agree are to be used exclusively on Production Units without obtaining the prior written permission of Buyer.

B7.4   Notwithstanding the provisions of this section B7.1, Buyer and Seller may agree to share the cost of Exclusive Tooling listed in an Appendix of the applicable PSA-D. Seller may use such cost-shared tooling for the production of products other than the Production Units in applicable PSA-D upon providing a notice to XC.

B7.5   Seller shall inform Buyer of Exclusive Tooling's actual costs within three (3) months after the start of mass production units' production. Alternatively, the parties may agree to Exclusive Tooling cost based on estimated cost only.

B7.6   In addition to Seller's responsibilities specified in B7.2, Buyer reserves the rights to:

(a)   inspect tooling and parts made from tooling for final approval;

(b)   request progress reports during the fabrication of the Exclusive Tooling on an as-needed basis and as otherwise is commercially reasonable; and

(c)   request Seller to assist Buyer's efforts to verify tooling assets within a reasonable time period in order to meet internal and external audit requirements of Buyer.

B7.7   Notwithstanding the provisions set forth in section B7.1 above, the parties may agree on a new arrangement where the title of the Exclusive tooling will be vested in the Seller. In such event, the parties shall specify the details of the arrangement, including but not limited to the cost sharing and responsibilities of the parties, in applicable PSAs and/or other signed agreement.

B8.   Deliverables

B8.1   Seller agrees to deliver the Deliverables in accordance with the Specifications, Milestone Schedule, and Manufacturing and Quality Plan (if such Quality Plan is applicable). Prototypes and Preproduction Units shall be delivered to the mutually agreed places by a written statement listing the items delivered and shall be sent on the delivery terms Buyer specifies in its purchase order. Other Deliverables, both tangible and intangible, shall be delivered to the mutually agreed places using the mutually agreed method outlined in a written statement.

B8.2   Buyer agrees to deliver Buyer's deliverables in accordance with the Milestone Schedule. Buyer Components shall be delivered to the mutually agreed places by a written statement listing the items delivered and shall be sent on the delivery terms agreed between the parties. Other Deliverables, both tangible and intangible, shall be delivered to the mutually agreed places using the mutually agreed method outlined in a written statement.

B8.3   Deliverables List, if any, shall be attached as an Appendix to the applicable PSA-D.

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Signature Version

B8.4   Unless otherwise agreed, payment for Deliverables is not due until Deliverables have been delivered and accepted by the receiving party. The receiving party shall use commercially reasonable efforts to determine acceptance or rejection of Deliverables as soon as practicable.

B9.   Sales and Purchase of Prototypes and Preproduction Units

B9.1   Orders for Prototypes and Preproduction Units

According to Buyer's purchase order, Seller shall deliver Prototypes and Preproduction Units to Buyer. Both parties shall mutually agree on lead time of the Prototypes and Preproduction Units, but Buyer shall only be committed to purchase those quantities set forth on purchase orders issued by Buyer or any other written agreement between the parties.

B9.2   Buyer's acceptance procedure

With regard to delivery of the Prototypes and Preproduction Units, Buyer's acceptance procedure shall be applied as specified in the relevant PSA-D in accordance with this section B9.2 and applicable Exhibit to the MPA. Both parties acknowledge that acceptance procedure may vary according to product type. Any program unique acceptance procedure shall be specified in each applicable PSA-D.

B9.3   Pricing and Delivery schedule

Pricing of Prototypes and Preproduction Units is set forth in the Appendix of the applicable PSA-D. Buyer and Seller acknowledge that the cost related to Buyer Components shall not be included in the prices of Prototypes and Preproduction Units. The cost related to Buyer Components for Preproduction Units is separately stated in the Appendix of the applicable PSA-D. The delivery schedule is set forth in the Milestone Schedule. Both parties shall mutually agree on lead-time of the Prototypes and Preproduction Units, but Buyer shall only be committed to purchase those quantities set forth on purchase orders issued by Buyer.

B9.4   Non-cancelability and change in order quantity

With Seller's consent, Buyer may change the quantity of Prototypes that Buyer has ordered from Seller. In such case, Buyer shall pay all actual and reasonable costs Seller incurred due to the quantity change and which could not be avoided or reduced, including scrap fees, modification costs, parts costs and storage fees where applicable. However, should Buyer change the quantity of Prototypes it orders, Seller must use reasonable efforts to mitigate its damage.

With regard to Preproduction Units, Buyer's purchase orders for Preproduction Units shall be binding and non-cancelable. Both parties agree that such purchase orders shall have no flexibility in quantity and any change of delivery date is not allowed.

B9.5   Delivery of Buyer Components

If Seller cannot satisfy purchase orders from Buyer due to quality or delivery problems arising from Buyer Components, Seller shall not be responsible for such supply problem. If necessary, Buyer and Seller shall discuss and determine Seller's shipment of Prototypes and Preproduction Units without integrating Buyer Components to Buyer. In case of configuration change by such Seller's shipment of Prototypes and Preproduction Units without the Buyer Components, Buyer and Seller may discuss and determine to change ship-to location to an alternate location that Buyer specifies with reasonable lead-time mutually agreed, so that Buyer may have the integration done in a different location.

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B9.6   Terms and conditions to be applied to Purchase Orders issued for Prototypes and Preproduction Units prior to executing a PSA-D

B9.6.1   Should purchase orders be issued for Prototypes or Preproduction Units prior to executing the applicable PSA-D, or a PSA-P if a program does not execute a PSA-D, the applicable terms and conditions of Part A and Part B of MPA shall govern and apply to such Purchase Orders. Once the applicable PSA-D or PSA-P is executed, the PSA-D or PSA-P shall supersede Purchase Orders in all respects

B9.6.2   <u>Purchase Order Prices</u>. Seller shall sell to Buyer the goods or services shown on a purchase order at the prices specified. Such prices are firm for the delivery period shown and are exclusive of taxes, freight and insurance. If charges for taxes, freight and insurance are applicable, they shall be separately stated on Seller's invoice, except otherwise agreed by the parties.

B9.6.3   <u>Packaging</u>. Unless specified on the purchase order, no additional charge shall be made by Seller for packaging, marking, or storage. Unless otherwise agreed by the parties, all goods shall be packaged, marked, and otherwise prepared in accordance with good commercial practices, mutually agreed specifications, or applicable government regulations required for Prototypes and Preproduction Units. Seller shall be responsible for any loss or damage due to its failure to properly package, or pack the goods.

B9.6.4   <u>Contents of Purchase Orders issued pursuant to this section B9.6</u>. Section A3.3.1 provides a list of information to be included in relevant purchase orders.

B10.   Payment Terms

B10.1   PAS/NRE

B10.1.1   In the event that the parties agreed that Buyer shall pay to Seller PAS/NRE, or similar expenditures for development work for a program and in the event such PAS/NRE, or other expenditures are covered by a PSA-D, such PAS/NRE shall be payable as specified in B10.1.4 below or as set forth in the applicable Exhibit and/or PSA-D. If a program does not execute a PSA-D, PAS/NRE shall be specified in the relevant PSA-P.

B10.1.2   PAS/NRE shall be listed as an Appendix to the applicable PSA-D, PSA-P, or DIA for XC I/B, and DCA. Any revision thereof, agreed upon in writing by authorized representatives of each party, shall be added to the list of PAS/NRE and incorporated into the applicable PSA-D by reference and made an integral part thereof.

B10.1.3   Notwithstanding section B10.1.1 and B10.1.2 above, the PAS/NRE incurred when XC is the Seller shall be governed by the applicable DIA for XC O/B and SOD unless the situations change and the parties decide to enter into a PSA-D for a specific program in the future.

B10.1.4   All payments of PAS/NRE shall be made by Buyer in accordance with mutually agreed method and made in Seller's currency on the 3rd working day of the second month after both the receipt of the correct invoice and debit note.

B10.1.5   Seller shall be fully responsible, and Buyer have no liability whatsoever, for any costs or other PAS/NRE incurred by Seller in performance of its obligations hereunder which are not expressly set forth in the attachment to the applicable PSA-D or SOD.

B10.1.6   In the event the parties agree that Buyer shall pay to Seller PAS/NRE, or similar expenditures for development work for activities which a program has not initiated, such as pay-study, the procedure stated in B10.1.2 and B10.1.3 are not applicable. The parties shall agree to apply the applicable terms of this MPA, unless otherwise agreed in writing between the parties. The agreed procedure of such PAS/NRE as of the Effective Date for XC Inbound MFP and Production Products are specified in Exhibit I-7 of the MPA.

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Controlled Distribution

B10.2   Invoice and Payment for Prototypes and Preproduction Units

Seller shall submit an invoice to Buyer for Prototypes and/or Preproduction Units each time Seller delivers Prototypes and/or Preproduction Units to the designated Buyer carrier. All payments for the sale and purchase of Prototypes and Preproduction Units shall be made in Seller's Currency on the 3rd working day of the third month after both the receipt of the correct invoice and title transfer of Prototypes and Preproduction Units. Such correct invoice shall be issued upon delivery of the Prototypes and Preproduction Units.

B11.   Manufacturing and Quality Plan

The parties agree to reach agreement on a Manufacturing and Quality Plan prior to the first build of Preproduction Units and to begin implementing such Manufacturing and Quality Plan beginning with the manufacture of Preproduction Units. Unless otherwise agreed between the parties, the Manufacturing and Quality Plan shall be attached as an appendix to PSA-P.

B12.   Warranty for Preproduction Units

B12.1   Seller represents and warrants that it shall provide sufficient qualified personnel to perform Seller's obligations hereunder and shall perform all development in a competent and professional manner, in accordance with industry practices and standards generally applicable, and that it has the right and authority to grant the rights and licenses set forth in this MPA.

B12.2   Seller further represents and warrants that the Preproduction Units shall substantially conform to the Specifications and the then-current Manufacturing and Quality Plan.

B12.3   Seller further warrants that title to the Preproduction Units, when delivered to Buyer, is good, that transfer is lawful, and that the Preproduction Units shall be delivered free from any security interest or encumbrance.

B12.4   Detailed warranty terms for marketing Preproduction Units shall be specified in the applicable Exhibits I, II or III unless otherwise modified in the applicable PSA-D. If a program does not execute PSA-D, then the terms shall be as specified in the applicable Exhibits I, II, or III unless otherwise modified in the applicable PSA-P.

B12.5   DISCLAIMER

THE REPRESENTATIONS AND WARRANTIES STATED IN THIS PART B OF THE MPA AND IN PSAs THAT INCORPORATE THIS PART B ARE EFFECTIVE ONLY WITH RESPECT TO WORK AND PRODUCTS COVERED BY THIS PART B AND APPLICABLE PSAs AND ARE EXCLUSIVE IN LIEU OF ALL OTHER WARRANTIES, AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

B13.   Licensed Software

B13.1   The provisions of C15 of the MPA are incorporated herein except that the provisions of C15.9.1(a) and C15.10 shall not apply to Prototypes and Preproduction Units, unless otherwise agreed under section B12.4 above.

B13.2   In the event the Buyer provides Buyer-Provided Software, as defined in section C15.1.3 of the MPA, to the Seller, the Seller shall specify such Buyer-Provided Software under Buyer Components in an applicable appendix attached to the relevant PSA-D.

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Signature Version

XC/FX Confidential
Controlled Distribution

B14.   Terms and Termination of a PSA-D

B14.1   Terms

PSA-D shall be effective as of the effective date set forth in each PSA-D and shall continue in full force and effect until all of the following conditions are satisfied;

(a) the development work thereof has been completed, and

(b) Prototypes and/or SimB1-ns have been received and accepted by Buyer, and

(c) applicable PAS/NRE have been paid from Buyer to Seller in accordance with the terms of such PSA-D, or

B14.2   Termination for convenience

Either party may, subject to prior consultation with the other party, terminate each PSA-D for convenience by providing the other party with ninety (90) days prior written notice of termination.

B14.3   Termination for cause

Either party may terminate PSA-D by notifying the other party in writing, if any of the following conditions occurs: (i) if the other party materially breaches PSA-D and such breach is not cured within thirty (30) days after written notice of breach by the terminating party; provided, however, that this provision shall not apply if such material breach is curable and commercially reasonable efforts to promptly cure such material breach are in good faith commenced within thirty (30) days of delivery of such written notice; (ii) after thirty (30) days if a petition for relief under applicable bankruptcy regulations is filed by or against the other party, or the other party makes an assignment for the benefit of creditors, or a receiver is appointed, and such petition or assignment is not dismissed, vacated or terminated within thirty (30) days; or (iii) immediately, if the other party commits a material breach that, by its nature, is not curable.

B14.4   Mitigation of hardship

Each party shall be obliged to make commercially reasonable efforts to mitigate any hardship and/or adverse effects thereof, which the termination of PSA-D will cause the other party.

B14.5   Effects of termination

B14.5.1   Buyer's obligation.

In the event Buyer terminates PSA-D in accordance with section B14.2 or Seller terminates PSA-D in accordance with section B14.3, Buyer's maximum obligation to Seller shall be to pay and/or refund to Seller for the services completed as of the date of notice of termination, Prototypes and/or SimB1-ns delivered. In addition, Buyer shall be responsible for reimbursing Seller for actual, reasonable expenses incurred by Seller which could not be avoided or reduced, including reasonable winding-up expenses, work in process material to support Buyer's open purchase orders prior to the date of actual termination, provided that Seller shall provide to Buyer such evidence of reimbursable expenses as Seller requires. For clarification, Seller's obligation to minimize actual and reasonable expenses by Seller commences as of the date Seller receives the notice of termination.

B14.5.2   Seller's obligation.

In the event Seller terminates PSA-D in accordance with B14.2 or Buyer terminates PSA-D in accordance with section B14.3, Buyer, in its sole discretion, shall have the following options, which are Seller's maximum obligation to Buyer:

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(a)   In addition to the rights conferred to Buyer under the 2006TA, Buyer may continue the development of Product planned under terminated PSA-D at its own discretion and bearing development cost and, Seller hereby grants to Buyer an irrevocable, fully paid-up license and design rights as necessary to continue the development of the Product, as applicable to existing deliverables to Buyer which Seller has developed and created under terminated PSA-D by the date of termination. Seller shall also provide, at the request of Buyer, existing documentation which are relevant to enable Buyer to continue the development of the Products into Production Units to the extent commercially reasonable. Should such license grant described above be implemented for development of the Product, both parties agree to meet in a timely manner to negotiate in good faith the process of such implementation; and/or

(b)   Seller shall promptly refund all unused payments previously made by Buyer in connection with the terminated PSA-D.

B14.6   Return of related materials

In the event of termination or upon expiration of PSA-D for any reason, each party may retain Technical Information and other materials and information to which it is entitled under the 2006TA. Exclusive Tooling and other tangible items belonging to the other party shall promptly be delivered to the other party unless an authorized representative of the owning party agrees that such items shall be retained by the other party or destroyed. Except as provided in the 2006TA or in applicable license agreements, copyrightable items, including derivative works, shall be used and controlled in accordance with the copyrights of the respective parties, and in the event the possessing party does not have rights in such copyrightable items, such items shall be promptly returned to the owning party or identified to the owning party and certified as destroyed and removed from files or memory devices of the possessing party. Except as provided above, Confidential Information of the other party, including duplicates, summaries, and items incorporating confidential information of the other party, shall be promptly returned to the other party or certified as destroyed and removed from memory devices of the receiving party. For items not otherwise described above in this section B14.6, each party shall return to the other party any and all documentation, materials, work product and all copies made thereof, which were obtained by either party from the other party or which were developed by Seller as a result of the development under related PSA-D.

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Signature Version

XC/FX Confidential
Controlled Distribution

Part C. Mass Production Terms and Conditions

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Signature Version

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Controlled Distribution

PART C. TABLE OF CONTENTS

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C1.   Purpose and Scope of Part C of the MPA

Purpose and Scope of Part C is set forth in sections A3.2.1 and A3.2.2 of this MPA.

C2.   Reference Documents

The terms and conditions of 2006TA and the referenced documents listed in this section C2 and/or specified in respective Exhibits and PSA (collectively, "Reference Documents") are incorporated into the applicable PSA, unless explicitly stated otherwise. The terms of each Reference Document as of the effective date of a particular PSA will continue to apply to such PSA notwithstanding any subsequent amendment of such Reference Document unless the PSA or such amendment to the Reference Document specifically provides otherwise or the amended Reference Document specifically provides that it supersedes the prior Reference Agreement for previously executed agreements.

1.   Standardized Currency Risk Sharing Methodology ("CRSM") effective as of January 1, 2000 between XC and FX;

2.   Amended and Restated Vendor Managed Inventory Agreement ("VMI Agreement") effective as of December 1, 2011 as amended;

3.   Agreement on Trade Terms for Multinational Transactions effective as of December 1, 2003, and Amendment to Agreement on Trade Terms for Multinational Transactions effective as of December 1, 2009, collectively "DDU Agreement" or as thereafter amended from time to time;

4.   Letter Agreement on New "Modified DDU" Process effective as of June 1, 2004, Amendment No.1 to Letter Agreement on New "Modified DDU" Process effective as of July 1, 2007, and updated Attachment II "Roles and Responsibilities under DDU" to Letter Agreement on New "Modified DDU" Process dated February 14, 2011, collectively, "Modified DDU Letter Agreement" or as thereafter amended from time to time;

5.   XC/FX Remanufacturing and Conversion Compensation Agreement ("RCCA") effective as of November 30, 2009 as amended;

6.   Parts and Consumables Pricing Agreement ("P&CPA") dated effective as of February 28, 2007 as amended;

7.   Burns/Yamamoto December 19, 2006 Transfer Pricing Principles Document;

8.   2012 Process Principles and Framework for Setting Transfer Prices ("TP Framework") effective as of May 1, 2012;

9.   Corporate Warranty Agreement ("Warranty Agreement") effective as of September 1, 2011, as amended from time to time;

10.   Letter Agreement on De-featured CRUM Purchasing for Xerox Phaser effective as of February 25, 2004;

11.   Software License Fee Payment Agreement ("SLF Payment Agreement") with effective date of April 1, 2009, as amended;

12.   Letter agreement on the supply/demand process for Spare Parts ("Spare Parts Letter Agreement") as of March 23, 2010; and

13.   Electronic Industry Code of Conduct Agreement as of December 1, 2008 as amended.

C3.   Exclusive Features

Terms and conditions relating to Exclusive Features are set forth in section B6 of this MPA.

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C4. Pricing and Payment Terms

C4.1 Pricing

The prices for Production Units shall be specified in each PSA pursuant to provisions of Exhibits I-III of this MPA. Pricing for Production Units may be adjusted after the execution of the applicable PSA as specified in the applicable Exhibit and the PSA, by mutual written agreement of the parties, or in accordance with the applicable Reference Documents.

C4.2 Payment Terms

Buyer shall pay for Acquired Products on the 3rd working day of the third month after both Buyer's receipt of the correct invoice and after title to the applicable Acquired Products has transferred except for the following Acquired Products that;

(a)   the VMI Agreement governs and applies to;

(b)   the relevant Exhibit of this MPA or the relevant PSA specify different payment terms; or

(c)   authorized executives of the parties otherwise agree in writing.

Seller shall send the invoice to Buyer only after transfer of title.

Either party when discovering an invoice discrepancy shall notify the other party immediately in writing to initiate investigation of the invoice. Buyer and Seller shall negotiate in good faith to resolve the discrepancy. Such invoices shall not be deemed past due until such discrepancy has been resolved. In the event that a discrepancy in payment or invoicing is discovered after payment has been made, Seller, after consultation with Buyer, shall adjust and submit to Buyer a corrected invoice or issue a credit or debit, as the situation requires.

C4.3 DDU expenses

DDU expenses, if applicable, will be allocated between the parties in accordance with the   then applicable DDU Agreement and Modified DDU Agreement.

C4.4 Currency Risk Sharing

C4.4.1   Unless a PSA covering the purchase and sale of Production Units specifies a fixed price in a specified currency for certain Production Units or when CRSM is excluded pursuant to a PSA or by an applicable corporate agreement, the parties shall share currency risk using the then current currency sharing formula agreed upon between the parties.

C4.4.2   The parties acknowledge that the application of CRSM will incorporate and be governed by the final corporate agreement concerning transactions to which CRSM shall apply. For transactions to which CRSM applies, the purchase price to Buyer shall be calculated using the formula specified in C4.4.3 below. For transactions to which CRSM does not apply, the purchase price to the Buyer shall be in the currency shown in the appendix of the applicable PSA.

C4.4.3   As of the Effective Date of this MPA, the following formula is the CRSM formula:

$$\{ \ [(\text{Base Rate} + \text{Market rate})/2] \ / \ \text{Base Rate} \ \} = \text{Rate in the applicable Base Currency}$$

C4.4.4   <u>Base Exchange Rate</u>. Where applicable, the parties shall apply the Base Exchange Rate ("BER" or "Base Rate", which is called the "Baseline Rate" in CRSM) for Production Units in accordance with section 1.A.3 of CRSM. The BER for Equipment, Options, and Prime Consumables as defined in TP Framework, or other Consumables which are mutually agreed in individual PSA to be subject to CRSM shall be stated in an appendix of each PSA. For Spare Parts and certain Consumables, corporate annual Base Rate defined in section 1.A.3 of CRSM shall apply.

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C4.4.5   In accordance with section 1.A.4 of CRSM, currency risk sharing shall be based on invoice creation date.

C4.4.6   It is the parties' expectation that the BER shall remain unchanged for the life of Equipment, Options, and Prime Consumables as defined in TP Framework, or other Consumables which are mutually agreed in individual PSA to be subject to CRSM, except that, for Spare Parts and certain Consumables, the corporate annual Base Rate defined in section 1.A.3 of CRSM shall apply. In the event that the parties experience a large currency fluctuation as provided in section 2.C.1 of CRSM, then the parties shall take necessary measures stipulated in 2.C.1 through 2.C.2 of CRSM.

C5.   Trade Terms

C5.1   Production Units to which the VMI program applies: The trade terms shall be applied in accordance with the VMI Agreement.

C5.2   Production Units to which the VMI program does not apply: The trade terms shall be specified in the relevant Exhibit of this MPA and such terms shall apply to all PSAs incorporating the said Exhibit.

C6.   Supply and Demand Rules

C6.1   Usual terms for ordering and delivery. Matters related to ordering and delivery of Production Units such as lead time including one for ramp up period and flexibility shall be specified in the relevant Exhibit of this MPA and such terms shall apply to all PSAs incorporating the said Exhibit unless the PSA specifically provides otherwise.

C7.   End of Life/Discontinuance

C7.1   Equipment and Options

C7.1.1   Discontinuance of Equipment Subject to VMI Program. Relevant sections of the VMI Agreement, such as without limitation section 3.12, shall govern discontinuance/end of life process and responsibilities of the parties.

C7.1.2   Discontinuance of Non-VMI Equipment. The terms and conditions of either party wishing to discontinue purchasing or sale of Equipment, shall be specified in the relevant Exhibit of this MPA and such terms shall apply to all PSAs incorporating the said Exhibit unless the relevant PSA specifically provides otherwise.

C7.1.3   Discontinuance of Options. Discontinuance of purchasing or sales of Options shall usually be subject to the terms and conditions for discontinuance of relevant Equipment. However, End-of-life provisions for Options may be negotiated separately if Buyer requests Seller to continue supplying such Options after the discontinuance of the Equipment.

C7.2   Spare Parts and Consumables

When the production or purchasing of the Equipment has terminated or permanently ceased, Seller shall, unless the PSA specifically provides otherwise, remain responsible for supply of Spare Parts and Consumables for seven (7) years from the date of whichever applies of the following:

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> (a)   termination of production of Equipment; or

> (b)   stop order taking ("SOT") date of Equipment if the Equipment is made by a third party.

In the event that Buyer requires an end of life purchase for Spare Parts and Consumables for use after such seven-year period, Buyer is responsible to make that purchase during such seven (7) year period and to keep the inventory. If Seller should encounter or anticipate difficulty in supplying any Spare Parts or Consumables for the aforementioned seven (7) year period of supply, Seller will promptly notify Buyer and the parties will work in good faith to find an acceptable solution. If Buyer requests in writing an extension to the Stop Order Taking date for Spare Parts or Consumables, the Parties agree to discuss and negotiate the date, however, Seller reserves the right to determine the actual SOT date.

The parties recognize that in instances where Equipment comprises individual modules manufactured by third parties such as, without limitation, certain DFE's, the Seller may anticipate, based upon its agreement with such independent supplier, that the aforementioned seven (7) year period may not be available for such individual modules and related Options, Consumables, and Spare Parts. In such instances, Seller will inform Buyer, and the PSA will incorporate end-of-life terms based upon the terms available from the independent supplier. Seller agrees to use good faith efforts to negotiate end-of-life terms that provide the aforementioned seven (7) year period whenever such terms are reasonably possible.

C7.3   Delay of Follow-on Product

In the event the delivery schedule of a planned follow-on product of the current Production Units being developed by Seller is delayed, Buyer and Seller shall negotiate in good faith to find an acceptable solution including, but not limited to, adjustment of the end of life date for the Production Units.

C7.4   Request for Bidding Support

Even after the discontinuance/end of life notice, in the event that Buyer needs Production Units to fulfill a customer request, demand or an ability to make and fulfill customer bids, Seller will make commercially reasonable efforts to supply the applicable Production Units to Buyer.

C8.   Specification and Change

C8.1   Conformance to Specifications. All Production Units supplied to Buyer by Seller shall conform to the Specifications attached to each PSA.

C8.2   Change in Specifications. If either party requests the other for a change in the Specification, such matters including engineering fees, and other design and development cost factors shall be determined upon mutual discussion and written agreement of the parties. The Parties may optionally include within any PSA (including as an Exhibit) a specific process for providing notice and approval for design changes ("Change Control Procedures").

C8.3   Impact Upon Costs. If any Buyer or Seller request for a change in the Specification as described in section C8.2 above results in an increase in the length of time required for the manufacture or delivery of those items to Buyer or increase or decrease in the cost of the applicable Production Units, then:

> **C8.3.1**   the parties shall mutually agree (i) to an extension of time of delivery without the Seller incurring any liability for such extension; (ii) any price adjustments for items equal to the cost of the changes; or (iii) on such matters including engineering fees and other cost factors, or

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C8.3.2   If Seller is requesting a change in Specifications, Buyer may elect not to accept the proposed change in the Specification, and if Seller cannot provide the Production Units in accordance with the agreed-upon Specification for any cause not attributable to Buyer, then Buyer may either accept the proposed change in Specification or cancel orders of previously placed orders for Production Units that cannot conform to agreed-upon Specifications; provided, however, that Buyer shall not unreasonably withhold its acceptance of such changes if such change in the Specification shall not substantially negatively affect the time, delivery or performance of the applicable Production Units. Buyer shall be under no obligations to accept changes in Specifications that materially adversely affect system performance or that increase the agreed-upon transfer price for the Production Units. However, if the change in Specifications requested by Seller is unavoidable and not attributable to actions or inactions by Seller, the parties shall, without obligation to accept material changes or increases in cost, discuss fair and appropriate countermeasures to such change in good faith.

C8.4   <u>Changed Safety Standards</u>.   Should any of the Safety Standards (as defined in section A7 (Compliance with Laws) of this MPA) be changed or modified for any reason, or should new Safety Standards become applicable, Buyer shall furnish Seller with information regarding the change promptly upon learning of such information. If a change of Safety Standard comes to Seller's knowledge and Seller has a reasonable doubt that Buyer does not know of such change, Seller shall voluntarily notify Buyer of such information as far as Seller knows in relation to current products or currently planned products. For avoidance of doubt, Seller is not obligated to inquire into Safety Standard in Buyer's marketing territory. Seller shall modify Production Units (except Buyer Components) so as to satisfy such new Safety Standards and, unless otherwise agreed in writing, obtain clearance, passage, or listing by a competent organization or authority. Unless otherwise agreed in writing, Seller shall be responsible for the costs of such modifications arising from the Safety Standard change except that if Buyer's delay in notifying Seller resulted in Seller not having a commercially reasonable period to deal with such changed Safety Standard, then Buyer shall be responsible for the costs of such modifications until Seller has a commercially reasonable period to deal with such Safety Standard change. Provided, however, for Production Units to be marketed primarily only in Low Penetration Markets (as defined below), unless otherwise agreed, Buyer shall generally be responsible for the costs of such modifications. For Low Penetration Markets, the costs of such modifications shall be negotiated in good faith between the parties.

Seller shall not be liable for any damage or claim arising from violations of the changed or modified Safety Standards or the application of new Safety Standards unless Seller has already known of such changed, modified or new Safety Standards (for the avoidance of doubt, Seller shall not be obligated to inquire into such new Safety Standards by itself) or receives from Buyer or a third party information identifying the changed or modified or new Safety Standards beforehand within a reasonable preparation period, in which case Seller shall be liable for violations that could have been avoided.

Low Penetration Markets shall be described in each PSA for the purchase and sale of Production Units. If such a PSA fails to describe the applicable Low Penetration Markets, then the parties agree that no Low Penetration Markets are applicable to the PSA.

C8.5   <u>Meeting Safety Standards</u>. No Production Units shall be delivered by Seller until they have passed the Safety Standards, and have been listed by a competent organization or authority. However, if Buyer so directs or gives its consent in writing, Seller shall be entitled to ship any portion of Production Units, without incurring any liability on the part of Seller, before such clearance or listing is final.

C8.6   <u>Buyer Internal Safety Standard</u>. In addition to the above, Seller shall be responsible for compliance of the Specification of Production Units and relevant requirements included in the currently applicable internal safety standards of Buyer identified in this subsection C8.6. The common internal safety standard for XC and FX is identified as C11-EHS-700 Series. Buyer's internal safety standard shall be "currently applicable" if Buyer has notified Seller of any proposed change from Buyer's previously mutually accepted internal safety standard with a reasonable preparation period and Seller accepts the proposed change.

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Controlled Distribution

C8.7   <u>Sales by Seller of Similar Products</u>. In the event that the Safety Standards applicable in the countries where Seller sells product substantially similar to Acquired Products should be changed or modified for any reason, or new Safety Standards should become applicable, Seller, without obligation, will make good faith efforts to provide information relating to such Safety Standards as reference data for Buyer.

C8.8   <u>Replacement Units</u>. Subject to the provisions of section C8.4 above, if Buyer requests Seller to provide fully tested field replacement units ("FRUs") and/or engineering replacement units ("ERUs") to modify the Production Units that are in Buyer's or its distributors' inventory or installed at end user customers' sites and that were delivered before Seller delivers Production Units in compliance with new Safety Standards, Seller shall, at Buyer's expense, provide the FRUs and/or ERUs. Buyer shall, at its own expense, implement the modification using the FRUs and/or ERUs.

C8.9   <u>Presale Upgrades.</u> In the event that modification of a Production Unit that is in inventory, transit or at VMI Hub as defined in VMI Agreement is required by a change of the Safety Standards or an enforcement of new Safety Standards, Buyer and Seller will discuss the process and expense allocation for such modification in good faith.

C9.   Manufacturing and Quality Control

C9.1   Manufacturing

The Seller is responsible for manufacturing the Production Units in accordance with a Manufacturing and Quality Plan. Unless otherwise agreed between the parties, the Manufacturing and Quality Plan shall be attached as an appendix to the PSA. The parties agree that they will not unreasonably withhold agreement to substitute existing documentation for a full Manufacturing and Quality Plan.

C9.2   Inspection and Test Procedures

Seller shall develop and employ inspection and test procedures designed to assure that all outgoing Production Units manufactured by Seller meet quality levels, defined as conformance with all requirements of the respective Specifications or substitute agreed upon document. The test and inspection procedures shall specify the actual steps to be taken in the testing of outgoing material from Seller's location. Seller shall approve all outgoing Production Units manufactured by Seller in accordance with procedures mutually approved by Buyer and Seller as set forth in the Manufacturing and Quality Plan attached as an appendix to the PSA. Only Production Units that are approved shall be shipped unless Buyer specifically agrees in writing to receipt of non-conforming goods.

C9.3   Manufacturing and Quality Plan

C9.3.1   For those Acquired Products in respect to which a Manufacturing and Quality Plan is attached to a PSA as an appendix, Seller shall inspect such Acquired Product before shipment according to the Manufacturing and Quality Plan.

C9.3.2   The parties expect this Manufacturing and Quality Plan may require changes over time and may be modified by mutual agreement of the parties.

C9.3.3   The parties agree to use reasonable efforts to reach the targets set forth in the Manufacturing and Quality Plan, but failure to reach such targets shall not constitute a breach of this MPA or an applicable PSA.

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C9.3.4   All changes in Production Units that affect the form, fit, function or any performance requirement of the Specifications shall be executed in conformance with the change control procedures described in the PSA or Manufacturing and Quality Plan.

C9.4   **Buyer Incoming Inspection**

Buyer shall have the right to conduct at its expense an incoming inspection of Production Units at the destination of its choice within sixty (60) calendar days from the date of physical delivery to premises under Buyer's control in accordance with mutually agreed upon incoming inspection procedures as set forth in the Manufacturing and Quality Plan. In the event that Buyer exercises its rights to conduct an incoming inspection, Buyer shall notify Seller of the results of such inspection (acceptance or rejection) within two (2) weeks after conducting the incoming inspection. Seller will continue to ship Production Units during such inspection period unless Buyer provides Seller with a written notice requesting Seller to hold shipment. If Buyer rejects any Production Unit due to failure to meet the agreed upon inspection criteria and/or Specifications, then Seller shall provide one of the following remedies mutually agreed upon by the parties: (i) repair the rejected Production Unit at Seller's expense, or (ii) send a replacement part to Buyer by expedited delivery, if reasonably required, or (iii) issue a credit for the rejected Production Unit. Buyer further agrees to permit Seller a reasonable opportunity to verify any inspection results in question as requested.

C9.5   **Buyer Responsibility**

Buyer shall be responsible for any failures resulting from, but not limited to, storage and/or transportation of Production Units after risk of loss has transferred to Buyer, provided that Seller has complied with agreed packaging specifications. In the event that packaging Specifications are not provided for fragile and/or expensive Acquired Products, then Buyer shall be entitled to open discussions with the Seller regarding the type and requirements of packaging.

C9.6   **Manufacturing Location Change**

The manufacturing site of each Production Unit shall be specified in the Manufacturing and Quality Plan. In the event Seller desires to change the manufacture site of the Equipment, Options, and Consumables manufactured by Seller and Spare Parts specifically listed in a PSA during the term of the applicable PSA, ninety (90) days advance written notice including a detail relocation plan shall be sent to Buyer and Seller shall obtain Buyer's consent for quality control purposes. Such consent shall not be unreasonably withheld.

C10.   Remanufacturing and Domestication

C10.1   **Remanufacturing and Conversion**

Terms and conditions for remanufacturing and/or conversion of Equipment and Options shall be governed by the RCCA, where applicable. The applicable PSA may include provisions setting forth whether remanufacturing and/or conversion is expected at the time of the execution of such PSA. The parties recognize that such expectation may change over the life of the program. Certain Equipment and Options sourced from third parties may be outside the scope of this section C10.1.

C10.2   **Technical Information**

In relation to operations not covered by the RCCA, including without limitation processes to configure newly manufactured Production Units for sale, Seller shall provide, at Buyer's reasonable request, Technical Information and/or tools (software and/or hardware) that is reasonably necessary to enable Production Units to perform as set forth in the Specifications and to understand, program, reset, and/or monitor digital metering components of Production Units, including without limitation, meter reset tools and CRUM formatting, programs and settings. Hardware tools, if any, shall be provided at actual direct cost of the hardware plus a negotiated

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percentage covering handling charge applicable to each hardware tool. Technical Information and software, including without limitation diagnostic software that are in Seller's possession, shall be provided without charge in accordance with the Gatekeeper process outlined in 2006TA. The parties shall agree in writing on the intended use of such Technical Information and/or tools. Buyer shall use such Technical Information and/or tools only for the intended purpose agreed between the parties.

C10.3   Domestication

At the option of Buyer, Buyer may manufacture or have made Production Units or portions thereof in accordance with the terms of local law, section D2 (Manufacturing License Fee) and E11 of the 2006TA, and where applicable, P&CPA, TP Framework, and the relevant PSA as such agreements are amended from time to time. The prices and SDF, as defined in section 2.15 of the TP Framework, of Equipment, Options, and Prime Negotiation PAC Package, as defined in P&CPA, shall be negotiated between the parties in accordance with the terms specified in the TP Framework. The terms and conditions for PAC Package and Type 1 and Type 2 Parts, as respectively defined in P&CPA, including the prices of PAC other than Prime Negotiation PAC Package, shall primarily be governed by P&CPA unless otherwise governed by the TP Framework. At Buyer's request, Seller shall make available, at prices and terms in accordance with the P&CPA, materials, parts and tools reasonably requested by Buyer to support domestication. In addition, Seller will provide reasonable technical assistance (including without limitation copies of relevant specifications and prompt disclosure of the information and tools described in section C10.2 above) and shall provide technical support in accordance with the terms specified in section 5.4 of Part III and IV of P&CPA, as applicable. The applicable PSA may include provisions setting forth whether domestication of Prime Negotiation PAC Package is expected at the time of the execution of such PSA. The parties recognize that such expectation may change over the life of the program. Certain Equipment and Options sourced from third parties may be outside the scope of this section C10.3.

C10.4   Use of Recycled Parts

If Seller wishes to use recycled or remanufactured parts for Acquired Products, Acquired Product shall comply with Specifications and Seller shall notify Buyer of its plan to use recycled parts. Production Units using recycled parts will be covered by the Warranty Agreement. Buyer will not unreasonably withhold its consent for Seller's plan to use recycled parts for the Acquired Product. If Buyer needs detailed information about Seller's use of recycled parts, Seller shall provide such information upon Buyer's reasonable request.

C11. Servicing and Documentation

C11.1   Buyer shall, at its own responsibility and expense, provide after-sales service and maintenance of Equipment and Options for its customers. Any remedies under C14 of this MPA shall be provided only to Buyer.

C11.2   Buyer Responsibility for Spare Parts. Buyer is responsible for maintaining at its own cost and expense an adequate stock of Spare Parts. Pursuant to purchase orders placed with Seller, Seller shall supply Buyer with Spare Parts at prices listed in an appendix of the PSA.

C11.3   Unless the P&CPA applies to the applicable Spare Parts, the prices of Spare Parts shall stay constant during the term of the applicable PSA unless and until Seller notifies Buyer at least six (6) months in advance of any revision of the prices due to commercially reasonable and justifiable reason(s) on the part of Seller and for as long as Seller has agreed pursuant to EOL terms specified in C7 of this MPA to supply the Spare Parts.

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C11.4   Expected Service Documentation

For each PSA, Seller shall supply Buyer, in accordance with the Gatekeeper process where applicable, with Documentation requested by Buyer to prepare and publish service documents and manuals for Production Units. The following are expected to be requested and provided for most PSA's:

(a)   Spare Parts Pricing lists

(b)   Parts location diagrams

(c)   Block diagrams with signal flow

(d)   Exploded mechanical views

(e)   Planned maintenance procedures and schedule

(f)   Installation and checkout

(g)   Diagnostic and verification procedures

(h)   Calibration information and schematics

(i)   Any other information required for training service personnel agreed between the parties.

C11.5   End User Documentation

Buyer may request materials for use by Buyer to prepare Documentation, brochures and other product literature, including, but not limited to, operator manuals, maintenance and parts manuals, catalogs, specification sheets, and other data necessary or appropriate for the sale and subsequent support of Production Units or to satisfy legal or end user requirements. Upon Buyer's request, Seller shall provide to Buyer, on an ongoing basis during the term of a PSA, at Seller's expense, such existing materials in camera ready electronic file, electronic source file, and hard copy form in the English language and any other language applicable outside the Territory (for XC) and inside the Territory (for FX) provided that they are in Seller's possession and available in English and/or such other languages. At a minimum, such documentation shall be those documents that are supplied generally by Seller to its customer service engineers and/or technical specialists for the Production Units. If the materials are written in Japanese, and translation into English or other languages is required, Seller shall provide such materials in Japanese. Unless otherwise agreed in writing, Buyer shall be responsible for translation of received materials into languages not available from Seller.

C11.6   Service Documentation

Buyer may reasonably request all engineering drawings and other documentation (by part number) that are necessary or appropriate to fulfill Buyer's service obligations for Production Unit. Upon Buyer request, Seller shall provide to Buyer, on an ongoing basis during the term of a PSA, at Seller's expense, such existing drawings and documentation in camera-ready electronic file and hard copy form in the English language and any other language applicable outside the Territory (for XC) and inside the Territory (for FX) provided that they are in Seller's possession and available in English and/or such other languages. If the drawings and documentation are written in Japanese and translation into English or other languages is required, Buyer shall be responsible for the translation.

C11.7   Documentation License

To the extent not already granted by the 2006TA and subject to any obligations imposed on Seller by its third party licensors, Seller grants to Buyer a royalty-free, non-exclusive, multi-site right and license to use, reproduce (in any medium including firmware), prepare derivative works of, display, perform and distribute Documentation outside the Territory (for XC) and inside the Territory (for FX) with a right to sublicense the same to its Subsidiaries, and may grant its contractors and authorized distribution channels the same rights solely in connection with the

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applicable Production Units. The parties agree that any translation or other localization of the Documentation permitted hereunder constitute a derivative work that does not reflect or contain significant added value and will be owned by Seller pursuant to Part B of the 2006TA.

C12.   Exclusive Tooling

Terms and conditions relating to Exclusive Tooling are set forth in section B7 of this MPA.

C13.   Intentionally left blank

C14.   Warranty

C14.1   Incorporation of Warranty Agreement

The Warranty Agreement and its successors shall be deemed incorporated herein. Except as provided in section C15.9 and C15.10 below relating to Licensed Software Warranties, all terms and conditions, including but not limited to Normal Warranty and Systemic Defect specified in the Warranty Agreement shall apply to all PSAs under this Part C of the MPA.

C14.2   Eligible Populations of Less than 1000 units of Equipment

Subject to section III 2.2.(b) of Warranty Agreement, when the total production of the Equipment is less than 1000 units over the four month period that determines an Eligible Population, the terms and conditions under this section C14.2 shall apply unless otherwise agreed:

1)   In the event that the number of Equipment that is based on a particular Equipment platform produced over a four consecutive month period is between 401 units and 999 units and delivered under applicable PSA(s), the total number of the units produced over such four consecutive month period shall be deemed as the Eligible Population. The number of occurrences of defects required under section III 2.2(a)(iii) of Warranty Agreement shall be five (5) percent of such Eligible Population.

2)   In the event that the number of Equipment based on a particular Equipment platform produced over a four consecutive month period is 400 units or less and delivered under applicable PSA, the number of occurrences of defects required under section III 2.2(a)(iii) of Warranty Agreement shall be 20, and the Systemic Defect Warranty remedies shall become applicable upon the occurrence of the twentieth (20th) Systemic Defect failure applicable to the Equipment produced over a four consecutive month period.

3)   In the event that the total number of the Equipment produced over a four consequence month period is less than 20 and the identical failure occurs on almost all (including all) of such produced Equipment, both parties may discuss whether the remedies are applied or not on a case by case basis.

If the parties decide that the provisions of this section C14.2 do not apply, then the relevant PSA shall specify the terms and conditions, if any, which will specifically apply to such relevant PSA. In the event that the applicable PSA does not specify the terms and conditions, then this section C14.2 shall apply.

For clarification, the parties shall determine and specify in the applicable PSA(s) whether the Equipment covered under multiple PSA's comprise variations upon a common platform such that units under multiple PSA's shall be aggregated when determining Eligible Population.

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C15.   Licensed Software

C15.1   Definition

C15.1.1   "Licensed Software" shall collectively mean Embedded Software and Distribution Software. "Embedded Software" shall mean any and all controller software, application software, operating software, and firmware embedded inside the Equipment, Options, Spares Parts, and/or Consumables, whether or not specifically designated in the appendix of the applicable PSA. "Distribution Software" shall mean any driver software, controller software, operating system software, application software which do not comprise Embedded Software, and/or any derivative works, enhancements, improvements, additions, maintenance modifications, updates, upgrades, or other versions of Embedded Software, which will be supplied separately from Embedded Software.   Licensed Software does not include any operating software, application software or firmware delivered with or within the Buyer Components (whether on a standalone or embedded basis) and standalone application software in respect to which the parties separately enter into a license agreement, including but not limited to Free Flow®, DocuShare® and DocuWorks®.

C15.1.2   "Program Specific License Agreement" or "PSLA" means a program specific license agreement, if any, which may be executed prior to the execution of the PSA to identify the Licensed Software in conjunction with Acquired Product to be licensed pursuant to the terms of this section C15 and to provide any additional or different license terms for the Licensed Software than the terms that are specified in this section C15. Upon execution of the PSA, a PSLA shall be attached to the PSA as an appendix and shall become an integral part thereof. The Parties agree that in the event of an actual conflict between the terms and conditions in a PSLA and a PSA (i.e., terms which are contained in the PSA but are not contained in the PSLA do not constitute a conflict) the terms and conditions of the last PSLA or PSA to be executed will control provided that such last PSLA or PSA to be executed specifically refers to the prior provision intended to be superseded by the later agreement.

C15.1.3   "Buyer-Provided Software" shall mean software provided by the Buyer to the Seller to add into the Licensed Software. Buyer shall provide Seller with copies of Buyer-Provided Software specified under Buyer Components in an applicable appendix attached to the relevant PSA-D or PSA-P, and Buyer shall license the Seller for the sole purpose of embedding such Buyer-Provided Software into the Licensed System and system testing and technical support analysis related to such Buyer-Provided Software. In case the Buyer-Provided Software contains "Third Party Software", as defined in section C15.5.1 herein, the Buyer is responsible for the payment of applicable "Third Party Royalties", also defined in section C15.5.1 below. Buyer is responsible for the cost of Buyer-Provided Software. The parties agree that during the Transfer Price negotiations, the parties will determine the effect, if any, of royalties paid by Buyer for software provided to Seller and whether such royalties shall be considered in relation to Exhibit 3 of the TP Framework. Buyer-provided software may be documented in the pricing memo and/or PSA exhibits.

C15.2   License from Seller

C15.2.1   <u>License Grant to Embedded Software</u>. Subject to any PSA or PSLA containing additional or different license terms for specific Acquired Products, Seller grants to Buyer a non-transferable, non-exclusive, right and license outside the Territory (if XC is the Buyer) or in the Territory (if FX is the Buyer) to use, translate and localize, display and, by itself and/or through subsidiaries and authorized distribution channels, sub-license, market and distribute to end-user customers by sublicense, the Embedded Software in object code format and solely as part of the Acquired Product, unless otherwise stipulated in the relevant PSA or PSLA.

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C15.2.2   License Grant to Distribution Software. Subject to any PSLA containing additional or different license terms for a specific PSA, Seller grants to Buyer a non-transferable, non-exclusive, multi-site right and license outside the Territory (if XC is the Buyer) or in the Territory (if FX is the Buyer) to use, reproduce (in any medium including firmware), translate and display and, by itself and/or through subsidiaries and authorized distribution channels, sub-license, market and distribute to end-user customers by sublicense, the Distribution Software in object code format and solely as part of or in conjunction with the applicable unit of Acquired Product, unless otherwise stipulated in the relevant PSA or PSLA.

C15.2.3   Buyer and Buyer Affiliates may continue to distribute Licensed Software after Equipment's End of Life subject to the conditions set forth in the applicable license grant, to conditions within the applicable PSA, and/or to the limitations upon the content and duration of Seller's software technical support as provided in section C15.8 below or other applicable agreement.

C15.3   Limitations of License Grant

Neither Buyer nor its authorized distributors and their respective customers shall have any right to modify, reverse engineer, disassemble or decompile any part of Licensed Software, and title to Licensed Software resides solely with Seller and its vendors or licensors. The license described in the preceding section C15.2 is subject to Buyer, in connection with its marketing and distribution of the applicable Acquired Products, entering into binding end-user agreements that: (i) shall be commercially reasonable (ii) shall adequately protect Seller's rights as licensor, and (iii) shall contain any provisions required by Seller's third party licensor(s) of Licensed Software subject to the conditions set forth in section C15.5 below. The license described in section C15.2 is also subject to reproducing for end-user customers all notices or additional terms and conditions required to be notified to the end-users that Seller provides or incorporates into any documentation, including but not limited to, the user manuals prepared in connection with its marketing and distribution of the Acquired Products, provided, however, that Buyer shall have a reasonable period of time after receipt of any such Seller-provided notices or additional terms and conditions to ensure reproduction of such notices or additional terms. The parties shall consult each other as necessary with respect to the terms of Buyer's end user licenses to ensure that Buyer's end user license conforms to conditions of the applicable license grant set forth in this section C15 and in any PSA and PSLA. With respect to those modules of such software designed to be used to diagnose hardware and/or software malfunctions ("Diagnostic Software") in the Acquired Products, Buyer may only sublicense those modules of Diagnostic Software (i) that the parties agree are necessary for a commercially reasonable level of service to be provided for the hardware component of the Acquired Products and (ii) to self-service end-users. The parties agree that any translation or other localization of the Licensed Software and Documentation thereof permitted hereunder constitute a derivative work that does not reflect or contain significant added value and will be owned by Seller pursuant to section B13 of the 2006 TA.

C15.4   Seller/Buyer Software

C15.4.1   Unless otherwise agreed in writing by authorized personnel of both parties, Buyer and Seller shall not have rights to use Licensed Software disclosed by the other for its own products or to disclose or license to third parties such Licensed Software in source or object code form except as may be provided under the terms of the 2006TA, including, without limitation, section D3 of the 2006TA.

C15.4.2   Gatekeeper Process. The FX/XC Gatekeeper process in accordance with the 2006TA must be completed prior to disclosure of any source code.

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C15.5   Third Party Software

C15.5.1   With respect to Licensed Software that is to be distributed pursuant to this MPA and that is proprietary to a person other than Seller ("Third Party Licensor"), Seller will use commercially reasonable efforts to obtain a license for Buyer that enables Buyer to exercise the rights granted hereunder to distribute such third-party proprietary software components ("Third Party Software") in the Territory (if FX is the Buyer) or outside the Territory (if XC is the Buyer) or, if Seller cannot do so, Seller will use commercially reasonable efforts to provide Buyer with a commercially reasonable alternative or use commercially reasonable efforts to assist Buyer in obtaining the appropriate license.

C15.5.2   Buyer's right to sublicense Third Party Software shall be exercisable only in the terms and conditions set forth in the respective original license agreement between the Seller and such Third Party Licensor.

C15.5.3   Third Party Licensor Requirements. Upon receipt of written notice from the other party, each party shall comply with the required provisions and limitations imposed by applicable Third Party Licensor.

C15.6   Royalty Payments and Avoidance of Double Payments to the Third Party Licensors

C15.6.1   Third Party Royalties. Except as provided in this subsection or as otherwise agreed in writing by authorized personnel of both parties, Seller shall pay any applicable royalties to third parties ("Third Party Royalties" or "TPR") and such TPR paid by Seller shall be recognized as a portion of Seller's cost of a Production Unit. The TPR may be separately identified in a price list of the relevant PSA for the applicable Third Party Software. Such Seller-paid TPR shall be paid in accordance with the terms stipulated in section C15.7 below.

C15.6.2   TPR Payment by the Buyer. Where the Buyer has contract provisions with the Third Party Licensor to allow direct payment of royalties and similar software fees by the Buyer, the parties may agree that the Buyer is the party that will pay applicable TPR. Seller shall not unreasonably withhold its agreement to such an arrangement if Buyer's aggregated cost can be lowered by such arrangement. It is believed that as of the Effective Date of this MPA, XC, as Buyer, has such an arrangement with Nuance, and both XC and FX, as Buyer have such an arrangement with Adobe.

C15.6.3   Avoidance of Double Payment. During development phase of a project such as during TTM3.2 or when the transfer prices of the Production Units are negotiated, whichever is earlier, the parties shall share with each other such information as necessary in order to prevent double payment by the parties of TPR to the Third Party Licensor on the same Third Party Software applicable to a unit of Acquired Product where such double payments can be avoided pursuant to the terms of the applicable Third Party License agreement.

C15.6.4   In the event that the Buyer pays TPR to Third Party Licensors, and where the transfer price of the applicable Production Unit is determined pursuant to the TP Framework, the parties may agree that such TPR is considered to be among the items to be removed from the SASP as stipulated in the Exhibit 3 of TP Framework, provided however that such arrangement shall be clearly specified in the relevant TP Letter. Other arrangements for reduction of the transfer price for Buyer-paid TPR may be agreed between the parties in relation to transfer prices for Acquired Product not subject to the TP Framework if and when such circumstances arise.

C15.6.5   For programs governed by the terms of Exhibit III of the MPA, each PSLA will provide a list of such Third Party Software for which royalties are paid by either Seller or Buyer in the form of an appendix, and such appendix will specify that Seller shall pay all such royalties unless Buyer is specifically identified as the party with responsibility for payment of such royalties.

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Controlled Distribution

C15.7   Royalty Reports, Payment and Audits

C15.7.1   <u>TPR Reporting and Payment Process</u>. In the event the TPR is paid by the Seller but is not included in the cost of the Production Units, the parties shall agree on the specific procedures for royalty reporting and payment in the relevant Exhibit I-III or the PSA or any other agreement duly executed between the parties.

C15.7.2   <u>Payment Terms and Tax.</u> In such event as specified in section C15.7.1 above, then the payment to Seller for the TPR shall be made in accordance with the terms and conditions specified in section C4.2 entitled "Payment Terms". Any withholding tax lawfully levied by applicable tax authorities with regard to royalties paid to third parties shall be made in accordance with the terms and conditions specified in section A14.6 entitled "Responsibility for Taxes related to Royalties".

C15.7.3   <u>Royalty Report for Configuration Changes</u>. Where:

(i)   third party software agreements of Seller provide for different royalty amounts for different system speed configuration; or

(ii)   where PSAs provide that different transfer prices will be charged based upon different configurations of speed, options, or other changes, and where Buyer implements the selected configuration,

then Buyer and Seller will agree upon procedures for Buyer to report to Seller the number and selection of the various configurations such that proper royalty amounts may be paid to third party vendors and/or proper transfer price amounts will be paid to Seller. Specific provisions related to reports for royalty computations are provided in Exhibit I of the MPA.

C15.7.4   <u>Royalty Report and Payment for XC's FreeFlow Print Servers (FFPS) related Royalties</u>. The parties have agreed, as of the Effective Date, on the terms and conditions of the royalty reporting and payment for FFPS related TPR and software license fee for Licensed Software that is proprietary to XC, as stipulated in the SLF Payment Agreement as defined in section C2.11.

C15.7.5   <u>Audits.</u> Not more than once per any twelve (12) month period, upon reasonable but not less than forty-five (45) days prior written notice, Seller may, at its expense and solely through an independent auditor reasonably acceptable to Buyer, audit Buyer's books and records to determine whether the prescribed report complies with the terms and conditions set forth in this section. Any such audit shall be conducted at a mutually agreed location and shall not unreasonably interfere with Buyer's business activities. Buyer's books and records that such independent auditor has access to during the audit, along with any other information necessary to verify Buyer's reports specified in the relevant Exhibit or PSA, will be considered confidential information and such independent auditor shall not disclose to Seller any information other than information relating to the computation and accuracy of Buyer's reports.

C15.8   Software Technical Support

Unless otherwise agreed in writing, Buyer shall provide first and second-level technical support and the Seller shall provide the third-level technical support for the Licensed Software licensed to the Buyer from the Seller as part of or in conjunction with the Acquired Product in the Territory (if FX is the Buyer) or outside the Territory (if XC is the Buyer). Buyer shall provide third level support for the Buyer Components. XC's SPAR process and FX's internal process comparable to the XC SPAR process shall each be referred to as a "Software Maintenance Process". For

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Licensed Software, Seller shall provide, or cause a Third Party Licensor to provide, third level support in accordance with the then current Software Maintenance Process. Third level support is limited to corrections of coding errors and bug fixes designed to maintain compliance with product specification and/or applicable user documentation and excludes any upgrades that extend the life or enhance the functionality of the software. Licensed Software problems will be communicated and statused via email. Seller will use reasonable efforts to correct coding errors. Buyer acknowledges that such efforts may include equipment analysis and extended downtime. Some Licensed Software problems may be deferred after discussions between the parties due to fix complexity (software regressions) and/or other business reasons related to the time and/or cost of making the fix when compared to the benefits to be achieved by the fix. Seller shall provide or cause to be provided not less than third level support for all Licensed Software embodied in (or distributed by Seller in conjunction with) Acquired Products for a period lasting after Buyer's last order for the applicable Mass Production unit until at least the number of months specified in the applicable PSA for such support; provided, however, that if support fees must be paid by Buyer, then such period of support as specified in the applicable PSA may be shortened if applicable support fees are not paid.

C15.9   Licensed Software Warranties

C15.9.1   Representations. The provisions of the Warranty Agreement shall not apply for Licensed Software.

C15.9.1(a)   The Licensed Software will materially conform to its user and service documentation in effect as of the date the applicable Acquired Products is delivered to Buyer.

C15.9.1(b)   Viruses or Destructive Code. No software provided by Seller in or as an Acquired Product shall contain any malicious code, program, or subroutine, including without limitation, disabling code, computer viruses and spyware code, that could damage, disable, destroy, or alter software, firmware, or hardware, or could provide unauthorized access or reveal any data or other information accessed through or processed by the software without Buyer's (or, if applicable, the end user's) consent.

C15.9.1(c)   Seller does not warrant that the Licensed Software will be free from errors or that its operation will be uninterrupted.

C15.10   Licensed Software Warranty Remedies

Seller will use its Software Maintenance Process (as referenced in section C15.8 above) for remedies in response to software warranty issues. In the event that Licensed Software comprises firmware (non-re-programmable computer chips), then, in addition to remedies as set forth in the applicable Software Maintenance Process, defects in the hardware portion of such Embedded Software that comprises firmware shall be deemed defects subject to the remedies set forth in the Warranty Agreement below if the following conditions are met:

C15.10.1   the defects in the hardware portion of such Embedded Software comprising firmware are classified as Software Maintenance Process Priority 1-3 (Critical –Major) defects; and

C15.10.2   such defects are not adequately resolved through software or other workarounds within the time periods specified in the Software Maintenance Process (including any extensions of time as applicable).

The procedures set forth in subsections 4.1(a)(i)-(iii) of the Warranty Agreement shall be deemed satisfied pursuant to procedures of the Software Maintenance Process.

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C16.   **Terms and Conditions to be applied to purchase orders for Production Units issued prior to executing PSA-P**

C16.1   Should purchase orders be issued for Production Units prior to executing the applicable PSA-P, the applicable terms and conditions of Part A and Part C of the MPA shall govern and apply to such purchase orders. Once the applicable PSA-P is executed, the PSA-P shall supersede purchase orders in all respects.

C16.2   Purchase Order Prices. Seller shall sell to Buyer the goods or services shown on a purchase order at the prices specified. Such prices are firm for the delivery period shown and are exclusive of taxes, freight and insurance. If charges for taxes, freight and insurance are applicable, they shall be separately stated on Seller's invoice, except otherwise agreed by the parties.

C16.3   Packaging. Unless specified on the purchase order, no additional charge shall be made by Seller for packaging, marking, or storage. Unless otherwise agreed by the parties, all goods shall be packaged, marked, and otherwise prepared in accordance with good commercial practices, mutually agreed specifications, or applicable government regulations required for Prototypes and Preproduction Units. Seller shall be responsible for any loss or damage due to its failure to properly package, or pack the goods.

C16.4   Contents of Purchase Orders issued pursuant to this section C16. Section A3.3.1 provides a list of information to be included in relevant purchase orders.

C17.   **Terms and Termination of a PSA-P**

C17.1   Terms

Each PSA-P shall be effective as of its Effective Date set forth in the PSA-P and, unless earlier terminated in accordance with the provisions of this MPA or the PSA-P, shall continue in full force and effect for the term specified in the applicable PSA-P. If no such term is specified, the term shall be 3 years. A PSA-P shall be automatically renewed for one (1) year and thereafter from year to year, unless either of the parties gives the other party at least six (6) months prior written notice to terminate the PSA-P before the expiration of the initial or any renewed term of the PSA-P. If either party gives such prior written notice, the PSA-P shall terminate on the initial or, as the case may be, duly renewed expiration date hereof. Notwithstanding the above, the maximum period in which a PSA-P shall remain in effect shall be ten (10) years from the Effective Date unless the parties agree otherwise in writing or unless Production Units covered by a PSA-P continue to be purchased by Buyer from Seller at the end of such ten (10) year period.

C17.2   Termination for Cause. A PSA-P may be cancelled or terminated under any of the following conditions:

(i)   sixty (60) days after receipt of a written notice specifying a default under any material provision of the applicable PSA-P, which failure remains uncorrected during the sixty (60) day notice period; provided, however, that this provision shall not apply: (i) to unresolved SPAR-type actions providing that Seller has undertaken good faith efforts pursuant to the relevant SPAR process (which may be specified in the PSA-P); or (ii) if such material breach is curable and commercially reasonable efforts to promptly cure such material breach are in good faith commenced within thirty (30) days of delivery of such written notice.

(ii)   immediately upon written notice if the other party: (i) becomes insolvent, makes a general assignment for the benefit of creditors, goes into liquidation or receivership, ceases or threatens to cease to carry on business or disposes of the whole or any substantial part of its assets; or (ii) implements or undergoes any substantial change in the composition of Board of Directors and/or management which gives the other party a

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reasonable basis to believe that the benefits that it expected to derive from this MPA are in substantial jeopardy; or (iii) commits a material breach that, by its nature, is not curable. The occurrences specified in clauses (i) and (ii) above shall not be deemed to be a material breach of a PSA-P by the terminated party (i.e., the party that is insolvent, etc.) and, in such case, termination of the applicable PSA-P shall be the terminating party's sole remedy unless the terminated party knowingly and willfully engaged in the activities described in such clauses (i) and (ii) for the purpose of avoiding its obligations under this MPA or the applicable PSA-Ps.

C17.3 Effect of Termination

C17.3.1 In the event of termination of a PSA-P for any reason whatsoever, each party may retain Technical Information and other materials and information to which it is entitled under the 2006TA. Exclusive Tooling and other tangible items belonging to the other party shall promptly be delivered to the other party unless an authorized representative of the owning party agrees that such items shall be retained or destroyed. Except as provided in the 2006TA or in applicable license agreements, copyrightable items, including derivative works, shall be used and controlled in accordance with the copyrights of the respective parties, and in the event the possessing party does not have rights in such copyrightable items, such items shall be promptly returned to the owning party or identified to the owning party and certified as destroyed and removed from files or memory devices of the possessing party. Except as provided above, Confidential Information of the other party, including duplicates, summaries, and items incorporating confidential information of the other party, shall be promptly returned to the other party or certified as destroyed and removed from memory devices of the receiving party. For items not otherwise described above in this subsection C17.3.1, each party shall return to the other party items belonging to the other party that are not necessary for the support of customers or for other continuing operations and obligations, including those obligations set forth in subsection C17.3.3 below.

C17.3.2 Remedies. In the event of cancellation or termination of a PSA-P pursuant to the provisions of C17.2(ii) above, the non-defaulting party's remedies shall be as follows: (i) reimbursement by the defaulting party for direct damages incurred by the non-defaulting party as a result of the termination or cancellation, and (ii) except as may be limited by the 2006TA or as limited to the direct damages as set forth in the preceding clause (i), the termination or cancellation shall be without prejudice to any other equitable or other remedies to which either party may be legally entitled.

C17.3.3 Continuing Obligations. In the event of termination or cancellation pursuant to C17.2 above:

The non-terminating party shall continue to be obligated to use commercially reasonable efforts to mitigate any hardship and adverse effects that the terminating party may incur as a result of the termination or cancellation.

If the terminating party is the Buyer, the terminating party will be permitted to place a last order for Production Units, including, without limitation, Spare Parts and Consumables, and the terminated party shall make commercially reasonable efforts to fulfill such last order.

C17.3.4 Customer Support. In the event of termination or cancellation for any reason, both parties shall be obligated to use commercially reasonable efforts to support the customer base for the affected Production Units, including, without limitation, the requirements for Spare Parts and Consumables in C7.2 above and software support specified in C15.8 Software Technical Support above.

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C17.3.5   Licenses of Licensed Software to customers of Production Units shall remain in effect notwithstanding termination or cancellation of the applicable PSA-P pursuant to which customers acquired such Production Units.

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IN WITNESS WHEREOF, the parties hereto have caused this MPA to be executed by their duly authorized representatives as of the Effective Date set forth above.

Xerox Corporation

By: /s/ Russell Peacock
Name: Russell Peacock
Title: Corporate Vice President
Date: September 9, 2013

Fuji Xerox Co., Ltd.

By: /s/ Hitoshi Fujiwara
Name: Hitoshi Fujiwara
Title: Executive Vice President and Director
Date: August 20, 2013

The end of this document.

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EXHIBIT E

EX-99.1 2 tv483449_ex99-1.htm EXHIBIT 99.1

Exhibit 99.1



January 17, 2018

Xerox Corporation
45 Glover Avenue
Norwalk, Connecticut
06856-4505
Attn: Xerox Board of Directors

To the Xerox Board of Directors:

For nearly a decade, I have been one of the top five shareholders of Xerox Corporation (the "Company" or "Xerox") and today am the third largest shareholder of the Company. During that period, despite a litany of challenges and disappointments too numerous to list here, I have not taken the step of writing a public letter to the Board of Directors of the Company (the "Board"), instead preferring to engage with Xerox privately, following the sale of my company, Affiliated Computer Services, Inc., to Xerox in 2010.

Today, in order to protect all Xerox shareholders and to ensure that the Company does not take further steps to damage our collective shareholding investment, I am changing my long-standing position to publicly demand that Xerox immediately disclose its critical joint venture agreement with Fujifilm Holdings Corporation ("Fuji") in accordance with the unambiguous disclosure requirements of the U.S. securities laws. I further demand that the Board hire new and independent advisors following discussions with us to evaluate the Company's strategic options with Fuji, including the potential termination of what I suspect but am unable to yet confirm is a one-sided value destroying agreement disfavoring Xerox, that Fuji has repeatedly breached, including last year through the Asian "WorldCom" accounting scandal at Fuji Xerox. I wrote to the Board over eight months ago on this matter (attached), and I have repeatedly spent time and resources to explore these issues and request the relevant documents from the Company to no avail. I am very disappointed in Mr. Jacobson and his lethargic approach regarding Fuji.

As you well know, shareholders and potential shareholders have been perplexed and put off of the Company by the venture with Fuji, speculating at the incredible materiality of its secret terms, from change of control provisions to manufacturing most of Xerox's products to all manner of potential terms that incredibly in 2018 are not disclosed by the Company at all. In this era of corporate governance, to omit disclosures of this magnitude and materiality is breathtaking.

Furthering the harm, we read with interest that Xerox is now in discussions with Fuji to substantially alter its relationship with Fuji, which was material enough to warrant front page news in many of the most prominent financial news services, but left shareholders and potential shareholders guessing as to how to evaluate a change to a bedrock agreement guiding the Company's future that is nowhere disclosed in its voluminous public filings.

It is now on record in a recent Wall Street Journal article that the venture has raised serious doubts in the minds of many Xerox investors and has moved overwhelmingly in Fuji's favor over time (see Wall Street Journal, "*In Talks, Fujifilm Outshines Xerox*"). At a time when the Board should be aggressively pursuing our shareholder rights to terminate the Fuji venture and liberate the Company globally, to instead plot in secret in violation of the law to cook up a short term band-aid is insufficient and unwise in the extreme and warrants shareholder action.

All shareholders deserve to know now what Xerox's rights are under the central existing agreement governing the Company's future so that they can engage the Company, provide their views and make their investment and voting decisions with at least the minimum cards on the table. At a time when the Company appears to be bellying back up to a bar that has been unforgiving to Xerox that is doubly so.

Following disclosure of the agreement, we will seek further discussion with the Board regarding these matters.

Sincerely,

/s/ Darwin Deason
Darwin Deason

Cc: Sarah Hlavinka McConnell
        Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

Attachment 1



May 22, 2017

Xerox Corporation
45 Glover Avenue
Norwalk, Connecticut
06856-4505
Attn: Mr. Jeffrey Jacobson

Dear Mr. Jacobson:

I am writing to you to follow up on what I believe is a critical and timely issue for Xerox's shareholders. Scott Letier from my firm had a constructive meeting with you last week where Xerox's relationship and contractual arrangements with Fuji and Fuji Xerox were discussed. You indicated in the meeting that Xerox's management and board were actively exploring these matters — I was very pleased to hear this, and I firmly support you in this effort.

The market's perception of Xerox's relationship with Fuji is concerning. The lack of clarity regarding the parties' relative rights, the importance of Asia to Xerox's future, and the off-market nature of the terms of the arrangement all give me great pause. The recent accounting scandal at Fuji Xerox has only exacerbated my concerns. I believe that it is urgent for Xerox to explore its strategic alternatives regarding Fuji, including exercising Xerox's rights under its agreements to market check the overall relationship and its terms.

Further, the perception by the market that Xerox is inextricably intertwined with Fuji in a market as important as Asia has created a potentially major loss in value for Xerox in any change in control of the company. It is difficult to conceive of a matter which would require more focus and energy from the board than this.

While I firmly support your review of these matters, I also want to caution you and the board that time is not our friend and that this matter should be concluded with all haste as the window of opportunity to optimize Xerox's relationship, to the extent it continues, with Fuji is now.

The joint venture was entered into over 50 years ago, and its terms appear to have only become worse for Xerox over time. Looking in from the outside given the opaque disclosures, the arrangement now favors Fuji and I see today's circumstances as a great opportunity to build value for Xerox. This management team and board did not get Xerox into this situation, but a revised relationship with Fuji or others that is more favorable to the company and its shareholders would be a great start to the new era at Xerox. I will continue to pursue updates from you, and thank you for your discussions with my firm. Please advise the board of directors of this letter and my concerns.

Sincerely,

/s/ Darwin Deason
Darwin Deason

Cc: Sarah Hlavinka McConnell
       Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

EXHIBIT F



FUJIFILM Holdings Corporation

Kenji Sukeno
President and Chief Operating Officer

July 26, 2017

(Replacement) Replacement of the Replaced Announcement of "Notice of Receipt of the Independent Investigation Committee's Investigation Report and Future Measures"

FUJIFILM Holdings Corporation replaces the replaced announcement of "Notice of Receipt of the Independent Investigation Committee's Investigation Report and Future Measures" dated on June 21, 2017, attaching the whole English translation of the Investigation Report.



FUJIFILM Holdings Corporation

Kenji Sukeno   **June 21, 2017**
President and Chief Operating Officer

(Replacement) Replacement of the Announcement of "Notice of Receipt of the Independent Investigation Committee's Investigation Report and Future Measures"

FUJIFILM Holdings Corporation replaces the announcement of "Notice of Receipt of the Independent Investigation Committee's Investigation Report and Future Measures" dated on June 12, 2017, attaching English translation of "Investigation Report (Summary)".

The whole English translation of the Investigation Report will be disclosed soon after it is complete.



FUJIFILM Holdings Corporation

Kenji Sukeno
President and Chief Operating Officer

June 12,2017

Notice of Receipt of the Independent Investigation Committee's Investigation Report and Future Measures

FUJIFILM Holdings Corporation ("the Company") has received an investigation report from the Independent Investigation Committee ("the Committee") on June 10, 2017 and hereby announces as follows. The Committee was established to review the appropriateness of accounting practices involving overseas sales subsidiaries of Fuji Xerox Co. Ltd. ("Fuji Xerox") a consolidated subsidiary of the Company.

The Company once again expresses its deepest regrets for the significant delay in its announcement of the financial results for the fiscal year ended March 2017 due to the inappropriate accounting conducted in the past by Fuji Xerox's overseas sales subsidiaries.

The Company takes the findings of the investigation report by the Committee seriously, and it will renew the management structure of Fuji Xerox. Under the new management with strengthened governance by the Company, the Company and Fuji Xerox will exert the utmost effort to rebuild trust of shareholders, investors, their customers and other stakeholders.

1. Announcement of the Committee's Investigation Report
   The Committee's investigation report in Japanese which the Company received on June 10, 2017 is as attached. (The English translation will be disclosed at earliest possible timing.)

2. Restatement Adjustments of Past Financial Results Based on the Investigation Report of the Committee
   Cumulative total from the fiscal year ended March 2011 to the fiscal year ended March 2016
   Impact on FUJIFILM Holdings shareholders' equity
   (Cumulative total of the impact for six years on "net income attributable to FUJIFILM Holdings")
   JPY 28,100,000,000

   *Impact on equity on the balance sheet (Cumulative total of the impact for six years on "net income")
   JPY 37,500,000,000

   **These impacts by fiscal year which are currently examined will be disclosed soon after they are determined.

   The effect of such accounting practices on the financial results for the year ended March 2017 was minor.

3. Personnel Measures
   See Attachment (1).

4. Future Measures
   (1) Strengthening of governance of Fuji Xerox by the Company and strengthening of the business management process of Fuji Xerox
       (i) Revision of organization
           Strengthening of the business management process by consolidating some of Fuji Xerox's corporate functions into the Company
       (ii) Dispatch of management personnel from the Company to Fuji Xerox
           1) Dispatch of directors and managers in charge of administration of business management
           2) Further expansion of personnel exchanges within the Fujifilm Group
       (iii) Strengthening of the Group's internal control
           1) Enhancement of business management guidelines of affiliates
           2) Rebuilding and strengthening of the reporting structure within the Group

> Rebuilding and strengthening of reporting structure from Fuji Xerox to the Company
> Rebuilding and strengthening of reporting structure within Fuji Xerox including its affiliates
> Rebuilding and strengthening of meeting structure relating to decision making

    3) Strengthening and thorough reinforcement of compliance education, and strengthening of personnel development

(2) Change of governance structure of the Company

Increase outside directors

At the general shareholders' meeting to be held on June 29, 2017, the Company will propose changing the number of directors of the Company into nine (currently twelve), one-third of which are to be outside directors, and request for the election of an attorney and company executives as outside directors.

By adding one outside director, the perspectives and values of the outside stakeholders will be further incorporated into its management decisions. By obtaining a broad perspective of advice and recommendations based on the expertise and experience of each outside director, the Company will further ensure the adequacy and appropriateness of decision making by the board of directors and increase the transparency of that process.

Attachment (2)   Fuji Xerox: Appointment of Directors and Corporate Auditors

Attachment (3)   FUJIFILM Holdings: Appointment of Directors and Audit & Supervisory Board Members

Attachment (1)

Personnel Measures

Fuji Xerox

Position	Name	Measures
Chairman of the Board and Representative Director	Tadahito Yamamoto	Retirement from the position Compensation reduction of 20% (for 3 months） Bonus reduction of 30%
President and Representative Director	Hiroshi Kurihara	Compensation reduction of 20%（for 3 months） Bonus reduction of 30%
Deputy President and Representative Director	Haruhiko Yoshida	Retirement from the position Compensation reduction of 30%（for 3 months） Bonus reduction of 50%
Director and Executive Vice President	Katsuhiko Yanagawa	Retirement from the position Compensation reduction of 30%（for 3 months） Bonus reduction of 50%
Senior Vice President	Masashi Honda	Retirement from the position Compensation reduction of 30%（for 3 months） Bonus reduction of 50%
Corporate Vice President	Tetsuya Takagi	Demotion from the position Compensation reduction of 30%（for 3 months） Bonus reduction of 50%
Full-time Corporate Auditor	Keiji Somata	Retirement from the position Compensation reduction of 20%（for 3 months）
Full-time Corporate Auditor	Kazunobu Ogura	Compensation reduction of 20%（for 3 months）
Corporate Auditor (2 auditors)	Kouichi Tamai Tetsuya Shiokawa	Compensation reduction of 10%（for 3 months）

* Compensation reduction starts from April 2017

FUJIFILM Holdings

Position	Name	Measures
Chairman and Chief Executive Officer, Representative Director	Shigetaka Komori	Compensation reduction of 10%（for 3 months）
President and Chief Operating Officer, Representative Director	Kenji Sukeno	Compensation reduction of 10%（for 3 months）

* Compensation reduction starts from April 2017

Attachment (2)

Fuji Xerox: Appointment of Directors and Corporate Auditors

1. The structures of Directors to be resolved at the Annual General Meeting of Shareholders and the Meeting of Board of Directors scheduled on June 22, 2017

Chairman of the Board and Representative Director	Shigetaka Komori	Newly appointed
President and Representative Director	Hiroshi Kurihara	Reappointed
Deputy President and Representative Director	Kouichi Tamai	Newly appointed
Director	Masataka Jo	Reappointed
Director	Masaru Yoshizawa	Newly appointed
Director	Toru Yamada	Reappointed
Director	Hisanori Makaya	Newly appointed
Director	Kengo Taneda	Newly appointed
Director	Kenji Sukeno	Reappointed
Director	Royston C. Harding	Reappointed
Director	Jeffrey Jacobson	Reappointed
Director	Farooq Muzaffar	Reappointed

2. The structures of Corporate Auditors to be resolved at the Annual General Meeting followed by the mutual election of the Corporate Auditors

Full-time Corporate Auditor	Kazunobu Ogura	No election takes place
Full-time Corporate Auditor	Toshiyuki Iijima	Newly appointed
Corporate Auditor	Shigeru Sano	Newly appointed
Corporate Auditor	Tetsuya Shiokawa	No election takes place

Attachment (3)

FUJIFILM Holdings: Appointment of Directors and Audit & Supervisory Board Members

1. The candidates for the members of Directors to be presented to the 121st Ordinary General Meeting of Shareholders scheduled on June 29, 2017

Director	Shigetaka Komori	Reappointed
Director	Kenji Sukeno	Reappointed
Director	Kouichi Tamai	Reappointed
Director	Yuzo Toda	Reappointed
Director	Norio Shibata	Reappointed
Director	Masaru Yoshizawa	Reappointed
Director*	Tatsuo Kawada	Newly appointed
Director*	Makoto Kaiami	Newly appointed
Director*	Kunitaro Kitamura	Newly appointed

* Outside Directors

Tatsuo Kawada   Chairman and CEO, SEIREN CO.,LTD. (since June 2014)

Makoto Kaiami   Attorney at Law,

Of counsel of Sophiacity Law Office（since February 2017）

[former President of Tokyo District Court]

Kunitaro Kitamura   Representative Director of Sumitomo Mitsui Trust Holdings, Inc.

(since April 2017)

Chairman (Director) of Sumitomo Mitsui Trust Bank, Limited

(since April 2017)

2. The candidates for Audit & Supervisory Board Members to be presented to the 121st Ordinary General Meeting of Shareholders

Audit & Supervisory Board Member	Kazuya Mishima	Newly appointed

Audit & Supervisory Board members with no election

Audit & Supervisory Board Member	Mamoru Matsushita
Audit & Supervisory Board Member**	Hisayoshi Kobayakawa
Audit & Supervisory Board Member**	Shiro Uchida

** Outside Audit & Supervisory Board members

[Tentative English translation for information purpose only]

Investigation Report

(Summary)

June 10, 2017

FUJIFILM Holdings Corporation – Independent Investigation Committee

FILED: NEW YORK COUNTY CLERK 04/15/2018 04:20 PM INDEX NO. 650675/2018
NYSCEF DOC. NO. 86 RECEIVED NYSCEF: 04/15/2018

[Tentative English translation for information purpose only]

To: FUJIFILM Holdings Corporation

By: FUJIFILM Holdings Corporation – Independent Investigation Committee

Committee Chairman: Taigi Ito

Committee Member: Kyoichi Sato

Committee Member: Koji Nishimura

[Tentative English translation for information purpose only]

【Table of Contents】

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【Glossary】

Term	Description
Monthly Committed Payments	The minimum monthly usage charge stipulated in an agreement. Even if the actual usage is significantly below the target volume, loss can be avoided to the extent of the minimum usage.
Individual Entry	An accounting practice that records revenue that is higher than the actual revenue, thereby improving financial results or financial conditions.
Residual Values	Residuals values of equipment at the end of a term of lease agreement.
Sponsorship Cost	The cost incurred by FXNZ to provide funding support or to supply furnishings free of charge to universities and other organizations that purchase equipment.
Third Party Settlements	When FXNZ wins a customer from a competitor, the payment FXNZ makes on behalf of the customer to pay the lease balance the customer has at the time with the competitor it had a contract with. This is believed to be an industry practice.
Target Volume(s)	The monthly target copy volume regarding MSA or GCSA adopted at FXNZ.
Internal Interest	An issue whereby a contract with an interest rate lower than the target interest rate at FXNZ is executed, resulting in entries that increase FINCO's interest revenue and Marco's operating expenses at the end of the month.
Committee	The Independent Investigation Committee.
Investigation	This investigation by the Committee.
Report	The investigation report by the Committee.
Macro Adjustments	An accounting practice that records revenue higher than the actual revenue or an expense lower than the actual expense, thereby improving financial results or financial conditions.
Click Rate	Unit price per copy according to contracts such as MSA or GCSA.
Minimum Payments	Minimum lease payments
(Contract) Rollover(s)	Transition from an MSA or GCSA, which has a contract term of several years, to a new contract at a lower unit price before the initial contract expires in order to record a new sale of equipment.
AGM	Annual General Meeting
All-FX	All FX Group companies
APO	FX's Asia Pacific Sales Headquarters or Asia Pacific Operation
BSG	Business Support Group (a division within FXNZ)
CA	Customer Admin (a division within FXNZ)

[Tentative English translation for information purpose only]

Click	Unit price per copy according to contracts such as MSA or GCSA.
CEO	Chief Executive Officer
CFO	Chief Financial Officer
DGC	Deal Governance Committee
DGM	Deal Governance Meeting
DGP	Deal Governance Process
DSA	Document Services Agreement (a type of contract)
DSG	Document Services Group (a type of contract)
EDSA	Education Document Service Agreement (a type of contract at FXNZ for educational institutions)
ELT	Executive Leadership Team
FC	Financial Controller
FF	FUJIFILM Corporation
FH	FUJIFILM Holdings Corporation
FH-CC	Corporate Communications Office (Public Relations and IR departments) of FH Corporate Planning Division
FINCO	Fuji Xerox Finance Limited, a New Zealand corporation (A financing company of FXNZ. MARCO and FINCO together comprise FXNZ. FXA is structured similarly. Lease receivables are recorded at FINCO.)
FSMA	Full Service Maintenance Agreement (service sales from finance lease contracts)
FX	Fuji Xerox Co., Ltd. (an FH subsidiary with 75% equity held by FH)
FXA	Fuji Xerox Australia Pty. Ltd. (FX's overseas affiliated company (sales company) in Australia)
FXAU	A collective term for FXA and FXF in Australia
FXAP	Fuji Xerox Asia Pacific Pte Ltd. (FX's overseas affiliated company in Singapore; having functions as an APO to direct the Asia and Oceania area)
FXCA	Branch of Fuji Xerox Asia Pacific Pte Ltd.
FXCL	Fuji Xerox (China) Limited
FXDMS	Fuji Xerox Document Management Solutions Pty. Limited
FXF	Fuji Xerox Finance Ltd., an Australian corporation (a financing company in Australia; FXF and FXA together comprise FXAU)
FXHK	Fuji Xerox (Hong Kong) Limited
FXK	Fuji Xerox Korea Co., Ltd.
FXML	Fuji Xerox Asia Pacific Pte Ltd. (Malaysia Operations)

[Tentative English translation for information purpose only]

FXMM	Fuji Xerox Asia Pacific Pte Ltd. (Myanmar Branch)
FXNZ	A collective term for FINCO and MARCO in New Zealand
FXP	Fuji Xerox Philippines, Inc.
FXPC	Fuji Xerox Asia Pacific Pte Ltd, Australia Branch
FXS	Fuji Xerox Singapore Pte Ltd.
FXTH	Fuji Xerox (Thailand) Co., Ltd.
FXTW	Fuji Xerox Taiwan Corporation
FXV	Fuji Xerox Vietnam Company Limited
GCA	Graphic Communication Agreement
GCO	Greater China Operation (operations in the China area)
GCSA	Graphic Communications Service Arts Agreement (a type of contract)
GS	Global Services (a service line within FX)
IBG	International Business Group (each overseas business division such as APO and GCO used by FX)
MARCO	Fuji Xerox (Sales) Pty. Limited, a New Zealand corporation (A sales company of FXNZ. MARCO and FINCO together comprise FXNZ. FXA is structured similarly.)
MD	Managing Director
MDSA	Managed Document Service Agreement (a type of contract)
MSA	Managed Service Agreement (Contract) (A contract consolidating equipment sales and maintenance service, etc. for collecting monthly copy charges to cover equipment charges, consumable charges, maintenance charges and interest.)
NBR	The National Business Review (an economic newspaper in New Zealand)
OPCO(s)	Operating Company(ies) (sales operating companies such as FXNZ, FXA etc.)
ORS	Out Right Sales (Upfront Sales) (machine sales recognized when a finance lease is executed)
SFO	Serious Fraud Office (A New Zealand investigation agency. A public office that, in consultation with the police, detects, investigates and prosecutes serious and complex economic crimes.)
TCLR	Target Volume multiplied by Click Rate (i.e., the product of target copy volume stipulated in contracts and unit price per copy)
Tony Night	The sender of a whistleblowing email; the sender is as yet unidentified.
TSC	Total Service Contract (a contract that includes all services provided by the company, such as help desk, licensing, etc.)

[Tentative English translation for information purpose only]

Customer 1	One of FXNZ's customers.
XC	Xerox Corporation (A parent company (100% interest) of Rank Xerox Limited (now called Xerox Limited) of the U.K., which holds 25% of equity in FX; a substantial shareholder in FX.)

Note: In this Report, unless otherwise noted, all department names and titles are department names and titles in effect at the time.

Note: Figures in parentheses in tables in this Repot indicate negative values.

[Tentative English translation for information purpose only]

Chapter 1 Outline of the Investigation

1. Background to the Creation of the Independent Investigation Committee

FUJIFILM Holdings Corporation ("FH") is, as of the date of creation of this Report, comprised of the group companies listed in Chapter 2, and Fuji Xerox Co., Ltd. ("FX") is a consolidated subsidiary of FH.

In relation to the financial results of FH for the fiscal year ended March 31, 2017, it is found that there was a need to confirm the appropriateness of accounting practices in terms of accuracy and collectability, etc. regarding receivables in relation to certain lease transactions in or before fiscal 2015 by Fuji Xerox New Zealand Limited ("FXNZ"), an overseas subsidiary of FX (the "Matter"). Please note that in the subsequent chapters of this Report, "the Matter" may be used to collectively describe both the Matter and other facts uncovered in the process of the Investigation relating to the process of decision-making and information escalation processes, etc. by the related parties, including cases similar to the Matter and other connected or related facts.

As a result, FH announced on April 20, 2017 in its "Notice of Creation of Independent Investigation Committee and Postponement of Announcement of Financial Results for Fiscal Year Ended March 31, 2017" (Tokyo Stock Exchange timely disclosure; hereinafter the "April 20 Disclosure") that the Matter had been discovered and that its financial results for the fiscal year ended March 31, 2017 (April 1, 2016 to March 31, 2017) would not be released on the scheduled date (April 27, 2017).

(1) Creationt of an internal investigation committee

On March 22, 2017, prior to the April 20 Disclosure, FH commenced investigations into the Matter and then created an internal investigative committee on March 27.

(2) Creation of the Independent Investigation Committee

At a board meeting on April 20, 2017, FH passed a board resolution creating an independent investigation committee comprised of outside experts without any interests in FH (the "Committee"), to improve the objectivity and credibility of the investigation into the Matter.

2. Entrusted Matters

On April 20, 2017, the Committee was entrusted by FH with performing the following:

(1)   Investigating the facts pertaining to the Matter;

(2)   Investigating the existence or non-existence of the cases similer to the Matter and the facts pertaining to such cases (if any);

(3)   Analyzing the causes of the Matter and making recommendations on preventative measures;

(4)   Other matters recognized as necessary by the Committee.

[Tentative English translation for information purpose only]

3. The Committee Members

The Committee is comprised of the following:

Chairman	Taigi Ito	Certified Public Accountant (Ito CPA Accounting Office)
Member	Kyoichi Sato	Attorney-at-law (City-Yuwa Partners)
Member	Koji Nishimura	Attorney-at-law (Matsuo & Kosugi)

The Committee appointed following assistant investigators and had them assist with the Investigation:

Deloitte Tohmatsu Financial Advisory	Representative Assistant Investigator, CPA Shigeru Tsukishima (224 persons in total)
City-Yuwa Partners	Representative Assistant Investigator, Attorney-at-law Masahiro Terada Attorney-at-law Haruka Shibuya Attorney-at-law Hitoshi Sakai Attorney-at-law Hiroyasu Horimoto Attorney-at-law Yoko Maeda (15 in total)
Matsuo & Kosugi	Representative Assistant Investigator, Attorney-at-law Kazuo Iwasa Attorney-at-law Yoshihiko Takahashi Attorney-at-law Takeo Tanaka Attorney-at-law Kasumi Hanami Attorney-at-law Shintaro Tominaga (8 in total)

4. Internal investigation committee's investigation progress report and handover of evidentiary materials

As part of its investigation, the Committee collected the reports provided by the internal investigation committee prepared prior to the creation of the Committee. It also requested, obtained, and took over the preserved data (including data preserved, collected and extracted by digital forensics) contained on the servers of FXNZ, Fuji Xerox Australia Pty. Ltd. ("FXA"), Fuji

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Xerox Asia Pacific Pte Ltd ("FXAP"), FX, and FH, with respect to which preservation had already commenced (including examination of data after preservation and preparation for preservation), and contained on PCs used for work by executives and employees subject to investigation.

Of these, for FXNZ and FXA, prior to the Committee being created the internal investigation committee had already commenced preservation, preparation and extraction work for digital forensics and interviews of (several) related parties via a member firm of Deloitte Touche Tohmatsu Limited in New Zealand or Australia (individually or collectively "Local Deloitte").

After determining that it was effective and realistic for the Committee to use the preservation, preparation and extraction state for digital forensics that had been conducted by Local Deloitte, as well as the outcome of the few interviews that Local Deloitte had already conducted, in order to carry out its investigation promptly and effectively, the Committee examined the contents thereof, and used the same in its investigation.

At the time that the internal investigation committee was created, Local Deloitte provided information to the internal investigation committee via respective local law firms (New Zealand: MEREDITH CONNELL, Australia: HWL EBSWORTH) according to the local custom, and this same framework was maintained in investigations after creation of the Committee.

The investigation outcomes and data received from the internal investigation committee will be used as evidentiary material by the Committee, but the findings of the Committee's investigation are not affected by the findings of the internal investigation committee.

5. Investigative methods, etc. used by the Committee and assumptions of the Investigation

(1) Outline of the investigation methods

Between April 20 and June 10, 2017, the Committee conducted its investigation based on data documents disclosed by FH, FX, FXAP, FXNZ, FXA, etc. and their related parties, interviews with related parties, data from digital forensics, and public information, etc. Details are as follows.

(i) Period to be investigated

The Committee was originally created based on the need to confirm the appropriateness of accounting practices for receivables and collectability, etc. for certain lease transactions before 2015, so the target period for the Committee's investigation was set to the period from April 1, 2010 to December 31, 2016, from the perspective of effectiveness and achievability of the investigation. However, the Committee also investigated the facts prior to this period where the Committee found it important to ascertain the background to the Matter, the causes, composition and others.

(ii) Interviews with executives and employees

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[Tentative English translation for information purpose only]

To ascertain the background, causes, and mechanisms and others of the Matter, the Committee interviewed over seventy people, including executives and employees of FH, FX, FXAP, FXNZ, and FXA, as well as counterparties and other related parties, each at least once, and in some cases several times.

(iii) Interviews with accounting auditors

In the process of the Investigation, the Committee also held multiple interviews with managing partners and other support staff from Accounting Firm 1-1, the accounting auditor for the FH Group up to the fiscal year ended March 2016 (the previous accounting auditor), and Accounting Firm 2-1, the accounting auditor since that time (the successor accounting auditor), and obtained information outlining the circumstances in which each of these accounting auditors conducted their audits of FH consolidated financial statements (auditing framework, auditing plan, audit results and others).

(iv) Digital forensics

Digital forensics is the process of collecting and storing electronic data without damaging its evidentiary value, and browsing the contents of the electronic data collected. Broadly speaking, there are two main parts to this:

(a) Data preservation and recovery

Using specialized tools to collect, copy, and where deleted, restore relevant data from electronic devices and electromagnetic media as set forth below.

- PC
- File servers
- E-mail servers
- Mobile phones, smartphones
- Tablet devices

(b) Data browsing

Housing the preserved and restored data to a browsing system where it can be analyzed using keyword searches, etc.

On this occasion, electronic data (emails and files) were collected and preserved from PCs of 58 corporate persons related to this Matter as per the table below for whom data preservation was not conducted by internal investigation committee with digital forensics. The following tools were used to collect and preserve the electronic data, depending on the data subject:

- FTK Imager
  PCs, file servers, e-mail servers
- Oxygen Forensic UFED Touch, UFED Physical Analyzer
  Mobile phones, smartphones, tablet devices

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[Tentative English translation for information purpose only]

Company	Cumulative total number of people
FXNZ	21
FXA	10
FXAP	8
FX	19
TOTAL	58

Electronic data that was preserved was housed within Nuix and sorted by application, then uploaded to Relativity, and presented in an electronic data format that could be browsed. The persons subject to this browsing were the 75 people in the table below including those for whom data was received from the internal investigation committee.

Company	Cumulative total number of people	Number of items reviewed
FXNZ	32	56,444
FXA	13	44,396
FXAP	11	84,406
FX	19	175,646
TOTAL	75	360,892

(v) Information collection point

The scope of information providers was set as executives and employees within the FX Group (domestic and overseas) and counterparties of the FX Group, and information was requested broadly in relation to the Matter and similar problems.

(vi) Survey implementation

Surveys were sent to FX, FX's domestic sales subsidiaries and Fuji Xerox Service Creative Co., Ltd. (addressed to heads of accounting and sales divisions), (sent to 1,299 people and responses received from 1,251 people). In addition, of the overseas subsidiaries, surveys were also sent to accounting departments, sales departments and heads of departments at FXNZ, FXA, Fuji Xerox Asia Pacific Pte Ltd. (Malaysia Operations) ("FXML"), Fuji Xerox (Thailand) Co., Ltd. ("FXTH"), and Fuji Xerox Taiwan Corporation ("FXTW") (sent to 2,141 people in total; responses received from 834), in an attempt to ascertain whether or not

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[Tentative English translation for information purpose only]

any material cases similar to the Matter may have occurred at overseas subsidiaries, and to help understand and analyze the causes and circumstances leading to the Matter.

(2) Assumptions of the Investigation

    (i) Uses of the Report and findings

       The Report and the Committee's findings are intended for use in confirming the facts within FH and the FH Group about the subject of investigation, and to the extent that problems are found, ascertaining the causes and formulating and evaluating a plan for preventing recurrence thereof. The Committee does not expect that the Report or the Committee's findings will be used for any other purposes.

    (ii) No compulsory investigative authority

       The Committee believes that it has the cooperation of FH and FH Group companies in good faith with respect to the Committee's investigation; however, the Committee has no power of compulsion, so the investigation is based on the voluntary cooperation of the executives and employees of FH and FH Group companies.

    (iii) English version

       The Report is prepared in Japanese. The Committee accepts no responsibility whatsoever for the contents of any translated English version that may be prepared.

[Tentative English translation for information purpose only]

Chapter 2 Company Overview

1. FH Group as a Whole

(1) Business overview of the entire FH Group

FH is a holding company with two major operating companies of the FH Group, FUJIFILM Corporation ("FF") and FX, as well as Toyama Chemical Co., Ltd. and other companies, under it.

The following is a business organization chart of the FH Group:


Customer
＜Imaging Solutions＞
＜Information Solutions＞
Sales companies
FUJIFILM Imaging Systems Co., Ltd.
FUJIFILM Medical Co., Ltd.
FUJIFILM Global Graphic Systems Co., Ltd.
FUJIFILM North America Corporation
FUJIFILM Europe GmbH
FUJIFILM ASIA PACIFIC PTE, LTD.
FUJIFILM (China) Investment Co., Ltd.
Other consolidated subsidiaries: 74
Other non-consolidated subsidiaries: 7
Other affiliates: 5
FUJIFILM Corporation
Production companies
FUJIFILM Opto Materials Co., Ltd.
FUJIFILM Kyushu Co., Ltd.
FUJIFILM Electronic Materials Co., Ltd.
FUJIFILM Manufacturing U>S>A>< Inc.
FUJIFILM Manufacturing Europe B.V.
Other consolidated subsidiaries: 44
Other non-consolidated subsidiaries: 4
Other affiliates: 7
Other companies
FUJIFILM Logistics Co., Ltd.
FUJIFILM Holdings America Corporation
Other consolidated subsidiaries: 34
Other non-consolidated subsidiaries: 3
Other affiliates: 4
Toyama Chemical Co., Ltd.
FUJIFILM HOLDINGS CORPORATION
＜Document Solutions＞
Sales
Fuji Xerox Tokyo Co. Ltd.
Fuji Xerox Osaka Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Fuji Xerox (China) Limited
Fuji Xerox Asia Pacific Pte Ltd
Other consolidated subsidiaries: 80
Other affiliates: 10
Fuji Xerox Co., Ltd.
Production companies
Fuji Xerox Manufacturing Co., Ltd.
Fuji Xerox of Shenzhen Ltd.
Fuji Xerox of Shanghai Limited
Other consolidated subsidiaries: 3
Other
Fuji Xerox Advanced Technology Co., Ltd.
FX Global, Inc.
Other consolidated subsidiaries: 8
Other affiliates: 1
Shared services company
FUJIFILM Business Expert Corporation
Key: Arrows ( ) indicate the flow of products/materials

(From FH's "120th Term Securities Report", "Business Organization Chart", page 6)

[Tentative English translation for information purpose only]

(2) Corporate governance at FH

(i) Overview of the corporate governance structure

FH has adopted the following structure in order to achieve quick and efficient decision making and execution of operations, while also properly supervising and auditing operations and ensuring transparency and soundness in management.


Shareholders' Meeting
Board of Directors
・Determination of Group management policies and strategies
・Decisions on important matters relating to business execution
・Supervision of business execution
Audit & Supervisory Board
Independent Auditors
Chairman, Representative Director and CEO
<Business Execution>
President, Representative Director and COO
Management Council
Executive Officers
Internal Audit
(Compliance & Risk Management)
CSR Committee
Consultation Offices
CSR Division (Secretariat)
Fujifilm Group Charter for Corporate Behavior
Fujifilm Group Code of Conduct
Various Guidelines
PR/IR
Corporate Planning
HR
General Administration
Legal
CSR
Corporate R&D
FUJIFILM Corporation
Fuji Xerox Co., Ltd.
Toyama Chemical Co., Ltd.

(See FH's homepage and the "120th Term Securities Report", "Corporate Governance Structure", page 93)

[Tentative English translation for information purpose only]

2. FX

(1) Business Overview of FX

FX was established in February 1962 as a joint venture between FH and Rank Xerox Limited (a U.K. company) and is engaged in the manufacture, sale, etc. of office copiers/multifunction devices, and printers, etc.

Of FH's three operational areas, FX is an operational company at the core of the Document Solution business and has a number of manufacturing subsidiaries and sales subsidiaries in Japan and overseas related to the business.

(2) Corporate governance at FX

FX has the following internal audit structure:

(From a chart titled "Internal Audit Structure at Fuji Xerox (Global)" in "Governance Structure Supervised by FX's Internal Audit and Analysis Department" dated April 10, 2017 and prepared by the FX's Internal Audit and Analysis Department)

3. FXAP

(1) Business Overview of FXAP

FXAP is a regional headquarter located in Singapore whose purpose is to supervise sales subsidiaries in Asia and Oceania regions.

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In Singapore, there is Asia Pacific Operations (APO) as an internal organization within FX. APO's basic role is to draft marketing strategies for the entire Asia Pacific area and to provide support to help each sales company meet its sales and profit plans.

FXAP as a subsidiary of FX and APO as an internal organization of FX operate without any particular distinction from each other.[1] For example, FXAP's CEO is the head of APO, while FXAP's CFO is General Manager of APO's Finance Department.

Below, the primary focus is based on rules under Singapore law as they relate to FXAP as a subsidiary, but references are made as necessary to rules at APO as an internal organization within FX in view of the actual state of the entities.

(2) Internal control at FXAP

  (i) Internal control at companies in Singapore

Under the Singapore Companies Act ("Companies Act" in this section unless otherwise noted), the shareholders' meeting and board of directors exist as decision-making bodies of a company, and companies as a general rule make decisions through decisions of the shareholders' meeting or the board of directors. Other bodies existing under the Companies Act are the company secretary, who prepares company records, etc., and an accounting auditor, who performs accounting audits. There is no body in Singapore companies that is equivalent to an auditor in Japan.

The board of directors has the authority to make decisions on matters other than matters designated for resolution by the shareholders' meeting under the Companies Act or the articles of incorporation (Companies Act, Article 157A.2).

Under the Companies Act, in performing his/her duties, a director must act honestly and use reasonable diligence (Companies Act, Article 157.1), has fiduciary duty to the company under the general law, and is required to execute his/her duties honestly for the benefit of the company. If a director violates such duties, he/she may be held liable under civil and criminal laws (Companies Act, Article 157.3).

  (ii) Description of company bodies

    (a) Directors and board of directors

Under the articles of incorporation of FXAP, the number of directors at FXAP is to be between 2 and 12, and any director may call a board meeting at any time.

However, in its operation, board meetings are said to have been rarely held, and resolutions are said to have been reached only in a written form even when they were held.

    (b) Management meetings

There is no body at FXAP that is equivalent to a management meeting.

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[1] Consequently, it should be noted that in some cases statements in this Report referring to FXAP should technically be a reference to APO (or vice versa). It appears that the two are not clearly distinguished even within FX.

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(c) Board of corporate auditors

FXAP has no body that is equivalent to a corporate auditor under the Japanese Companies Act.

(d) Internal Audit (IA)

FXAP has Internal Audit Department (IA) with two to three staff in total. IA is in a position to report directly to the CEO of FXAP, but for a time it reported in effect to the CFO of FXAP.

FX has rules called the "Internal Audit Policy" for the audit of Group companies. According to these rules, there are the following two audits: (a) regional audits performed directly by IBG Regional Audit, and (b) self audits performed by each sales subsidiary and FX. IA at FXAP has the role of performing regional audits on overseas sales subsidiaries under FXAP.

Accordingly, IA makes site visits at several selected overseas sales subsidiaries every year. On average, IA makes site visits at each overseas sales subsidiary every three or four years.

(e) Management Quality Office (MQO)

FXAP has a department called the Management Quality Office, which is responsible for risk management. MQO operates in accordance with FX's "All-Risk Management Regulations".

Under the FX's "All-Risk Management Regulations", in the event of any material illegal conduct or violation of articles of incorporation, etc. at any FX subsidiary, it must be reported immediately to the board of directors of the relevant subsidiary. MQO therefore has a duty to report to the board of directors of FXAP if such illegal conduct, etc. were to occur at FXAP.

(iii) Whistle Blowing System

FXAP has a whistleblower system, which allows any content of whistleblowing to be automatically reported to the HR General Manager, but there has not been a single case over the 1.5 years since it was instituted.

A whistle blower system exists and is in operation at each overseas sales subsidiary under FXAP's management (excluding Myanmar and Cambodia subsidiaries), but the system is run independently at each subsidiary and there is no common system or rules across the subsidiaries.

Further, there are no clear rules for escalating the content of whistleblowing up to FXAP.

(iv) Subsidiary management structure

While there are no provisions related to subsidiary management structure in law or regulations under the Singapore law, management of subsidiaries is considered to be part of

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the directors' business. Accordingly, if, for example, there is any impropriety in the management of subsidiaries, it could be considered a violation of a director's duty of care of a good manager (Companies Act, Article 157).

A standard called the "Communication Matrix" is provided between FXAP and overseas sales subsidiaries under FXAP's charge. The Communication Matrix stipulates in detail required procedures, such as approvals from APO, reporting, etc. to relevant departments at APO, etc., depending on the nature of the operation a subsidiary wishes to perform, and subsidiaries are required to follow the Communication Matrix.

(v) Budget control at FXAP

FXAP's Finance Department is organized with a financial controller positioned below the CFO, and with the Accounting Group and FP&A Group below the financial controller. The Accounting Group is responsible for accounting, and FP&A is responsible for budget control.

FXAP's FP&A receives a budget guide twice a year from FX, which it then rolls out to each overseas sales subsidiary under FXAP's charge.

Each overseas sales subsidiary reports its outlook to FP&A, which then reports it to FX. Based on the report, an all-FX performance review meeting is held at FX. This process takes place twice a month.

Each overseas sales subsidiary under FXAP's charge has its own accounting department that administers accounting for the subsidiary. FXAP's Accounting Group is not responsible for individual overseas sales subsidiaries, but rather functions to consolidate the accounting data reported by each subsidiary.

FXAP's Finance Department (APO's Finance Department) is responsible for directing accounting policies of the overseas sales subsidiaries.

(vi) Performance evaluation

The performance of the MD of each overseas sales subsidiary under FXAP is evaluated by FXAP.

Although decisions on MD's compensation are linked to sales, operating profit and others, how much such factors are taken into consideration varies by country and by FX's policy in effect at the time.

Chapter 3 Issues at FXNZ

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1. Outline of FXNZ

FXNZ comprises two corporations: MARCO (Fuji Xerox (Sales) Pty. Limited), FXNZ's sales corporation, and FINCO (Fuji Xerox Finance Limited), FXNZ's financing corporation. Both companies are wholly-owned direct subsidiaries of FXAP, and are also consolidated subsidiaries of FH.

Total revenue for the two companies was about NZ$248 million (roughly ¥20 billion) for the fiscal year ended March 31, 2016, representing about 0.8% of FH's consolidated sales for the fiscal year.

2. Impact on FXNZ's Financial Statements

(1) Impact of Restatement of Results for FXNZ's Preceding Fiscal Years

In connection with the Matter, FH considers restating its financial statements for FXNZ's preceding five years, i.e., the fiscal years ended March 31, 2011 to March 31, 2016 and will revise the amounts booked for the following five items (FH also plans to revise its quarterly reports during the fiscal year ended March 31, 2017, but FH is still looking into those amounts as of the date of this Report, and thus this Report will not touch on them).

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
(i) Revisions to accounting practices pertaining to lease transactions	(259)
(ii) Reversal of revenue recognized without execution of contracts or installation of equipment	(23)
(iii) Reversal of DSG adjustments	(23)
(iv) Reversal of accounting adjustments made for the purpose of managing financial performance at the time of settlement	(12)
Total (revised amount of equity)	(318)
Revised amount of FUJIFILM Holdings shareholders' equity (based on 75% ownership stake)	(238)
Amount in JPY (¥77.88/NZD; ¥100 million)*	(185)

* as of March 31, 2016

In addition to the foregoing, the following revisions have been made in connection to the Matter, but these are ancillary revisions resulting from correction of inappropriate accounting practices and are outside the scope of this investigation. They are thus not mentioned in this Report.

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- Booking of asset impairment charges for lease transactions that were determined to be loss-making as a result of the restatement of past years' financial statements
- Tax impact related to the restatement of past years' financial statements

(2) Restatement Details and Calculation Basis

(i) Revisions to accounting treatment of lease transactions

FXNZ developed and traded in lease products with lease fees that fluctuate in proportion to the customer's equipment usage volume. Previously, FXNZ's financial statements were prepared by classifying those lease transactions as sales-type leases under US GAAP. Based on the issues cited in the investigation of the Matter and the opinion of the independent auditor, FH has determined that all of FXNZ's lease contracts for which a Minimum Payment is not guaranteed do not satisfy the conditions for sales-type lease accounting treatment. FH has accordingly changed their classification to operating leases. It would normally be desirable to determine the lease classification of these transactions on a contract-by-contract basis, but FH has determined that it would practically be difficult to do so, and they have explained to the Committee that they changed the classifications to operating leases by making the determination based on the type of lease contract.

Following these revisions, under US GAAP the leased assets become assets owned by FXNZ and not by FXNZ's customers; the leased assets will now be recorded as fixed assets on FXNZ's balance sheet and depreciated over the course of the asset's economic life. In addition, the amount of lease receivables recorded on the balance sheet will now only be amounts for which customer usage was actually confirmed, not the amount based on the total lease fee for the life of the lease contract. The upfront recording of revenue for equipment sales (ORS revenue) on the income statement will be reversed, and only the amount for which customer usage has been confirmed will be recorded as sales.

The specific revised amounts for lease receivables and lease assets were totaled in accordance with the following process.

(a) Detailed information on all leased assets existed on clients' premises was extracted from FXNZ's internal IT system;

(b) Each leased asset was linked with its cost of acquisition at the time the contract began;

(c) The useful life of each leased asset was calculated based on (b);

(d) The amount of depreciation at the end of each fiscal year was calculated based on (b) and (c); and

(e) The current book value was calculated based on all of the information above.

The calculated book value of fixed assets has been recorded on FXNZ's balance sheet. Meanwhile, the amount of lease receivables (excluding the amount for which usage by customer

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has been confirmed for each leased asset) has been revised downward after carrying out the reversal of "(ii) revenue recognized without execution of contracts or installation of equipment" and "(iii) DSG adjustments" discussed below. The difference between the amount of lease receivables that has been revised downward and the amount of fixed assets newly recorded on the balance sheet is the amount of impact on the P&L.

The Committee believe that, as a result of totaling the amounts revised using the method described above, the inappropriate accounting practices that FXNZ employed in the past in regard to lease transactions will be revised collectively.

Item	Past issue	After revision
Target Volume	Revenue overstated due to inflated Target Volumes (expected service usage volume at time of entering lease contracts).	Following the revisions, the balance of lease receivables pertaining to transactions in which leased products exist on customers' premise will be limited to the amount for which usage has been confirmed. The Committee believe that, as a result, the inflated amount of lease receivables that occurred due to each factor on the left has been comprehensively revised.
Residual Values	Revenue overstated due to inflated Residual Values (the estimated sale price for leased assets when the contract expires).	
Contract Rollovers	Lease contracts were renewed before expiration and then recorded as a new sale without reversing the past sale (there was no delivery of new equipment for some transactions). In addition, lease receivables pertaining to initial contracts with doubtful collectability were recorded on the balance sheet as-is.	
Sponsorship Cost	The amount equal to sales promotion costs for the purpose of winning lease contracts was added to sales, and the same amount recorded to lease receivables.	
Third Party Settlements	In order to win a lease contract from a competitor, FXNZ would pay the customer's remaining contract obligations to the competitor, with this amount being added to sales and the same amount recorded to lease receivables.	

In addition, "Sponsorship Cost," "Third Party Settlements" and other inappropriate accounting practices described in the table below were also carried out for lease contracts not classified as operating leases, and the balance of all lease receivables for these contracts was also revised downward.

Furthermore, because FXNZ had not recorded the appropriate amount of allowance for doubtful debt regarding lease receivables with doubtful collectability, additional allowance for

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doubtful debt have been recorded. However, as shown in the table below, the overall balance of lease receivables has been reduced following the downward revision of the lease receivable balance, and as a result the shortfall of allowance for doubtful debt for the fiscal year ended March 31, 2016 is now smaller.

FH has explained that it plans to carry out revision in the same way for its financial figures for the fiscal year ending March 31, 2017.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Revisions to accounting practices pertaining to lease transactions	(247)
Revised amount of allowance for doubtful debt	(12)
Total (revised amount of equity)	(259)

(ii) Reversal of revenue recognized without execution of contracts or installation of equipment

FXNZ had recorded ORS revenue and the corresponding costs before leased assets were shipped to customers or delivered to customers' places of business (including some fictitious transactions).

Of these, the ORS revenue and costs for contracts for which the shipment and delivery of leased assets did not actually occur have been reversed. In addition, ORS revenue and costs for contracts for which the shipment and delivery of leased assets actually did occur have been reallocated to the relevant fiscal years when the shipment and delivery occurred.

Furthermore, the aforementioned revisions will not have an additional impact on the financial figures for the fiscal year ending March 31, 2017.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Reversal of revenue recognized without execution of contracts or installation of equipment	(12)
Reversal of fictitious transactions	(11)
Total (revised amount of equity)	(23)

(iii)

Reversal of DSG adjustments

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FXNZ has recorded sales for lease contracts with fees that depend on the customer's actual equipment usage, based on the service usage volume expected at the time of execution of the contracts. Even if actual service usage falls short of the expectation, the sales that were recorded at the time of execution of the contracts were not reversed; instead the revenue shortfalls were recognized by recording a "DSG adjustment" entry. This resulted in revenue being over-stated, and doubts about collectability arose in regard to the lease receivables for the over-stated revenue amounts.

The amount (net) of impact of these DSG adjustments has been specified, and that amount of revenue and the lease receivables have been reversed.

Furthermore, the aforementioned revisions will not have an additional impact on the financial figures for the fiscal year ending March 31, 2017.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Revised amount of equity	(23)

(iv) Reversal of adjustments to financial performance at the time of settlement

FXNZ engaged in inappropriate accounting practices, such as the deferral of the recognition of costs, for the purpose of adjusting financial performance.

A cash payment related to the signing of a new long term lease agreement for real estate was received as a reduction in rental expense and the payment was originally booked to P&L as revenue at the time the agreement was signed. However, a correction has been made to recognize the cash payment as a reduction in rental expense, spread out over the life of the lease.

With regard to consumables kept at customers' sites, the value of inventory kept at customers' premises was excessively recorded and COGS was under-reported. This has been revised to the appropriate levels.

Furthermore, FH has explained that it expects to prepare the financial statements for the fiscal year ending March 31, 2017 using the same method as the aforementioned revisions.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Restatement of cash payment received	(5)
Revision of consumables kept clients' sites	(7)
Total (revised amount of net assets)	(12)

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3. Issues at FXNZ

(1) Business Outline of FXNZ

Lease transactions at FXNZ consisted of MARCO making the actual sales and FINCO providing financing; FINCO would take over the lease receivable from MARCO and book interest income.

A total of 9,493 lease contracts existed as of December 2015 (total contract value NZ$327 million). The MSAs at issue account for over 70% of the total contract value.

(2) Lease Accounting Standards under US GAAP

A lease transaction is a contract that transfers the right to use a building, factory, or equipment (land and depreciable assets) for an agreed period of time. Under US GAAP, lease transactions on the part of the lessor are classified into two types of transactions, capital leases and operating leases, in accordance with their economic reality. Capital leases are further categorized into three types: sales-type leases, direct financing leases, and leveraged leases. FXNZ categorized MSA lease contracts as sales-type leases.

Categories of lease transactions on the part of the lessor	Definitions
Capital lease	A lease that satisfies any of the four conditions set forth in a. through d. below, and that also satisfies the two conditions set forth in e. and f. below is categorized as a capital lease (Accounting Standards Codification ("ASC") 840).[2] a. Ownership of the asset transfers to the lessee at the end of the lease term; b. The lessee holds a purchase option with discounted price; c. The lease term accounts for 75% or more of the economic life of the leased asset; or d. The present value of the total amount of the minimum lease fee payment (the minimum lease fee payment amount borne by the customer) exceeds 90% of the fair market value of the leased asset. and e. It is reasonably possible to predict the collection of the total minimum lease fee payment; and f. There is no uncertainty that additional costs that cannot be collected from the lessee will arise. Capital leases are further categorized into the three following types. ・ Sales-type leases The lessor is a dealer or a manufacturer, and the transaction includes profit for the dealer or manufacturer. ・ Direct financing leases The transaction does not include profit for the dealer or manufacturer.

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[2] Lease accounting standards were revised in February 2016 (ASC 842), but those standards do not apply to FH's consolidated financial statements for the fiscal year ending March 31, 2017.

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	· Leveraged lease The transaction does not include dealer or manufacturer profit factors, and is also a transaction (i) to which a lessor, lessee, and long-term creditor are parties, (ii) that is nonrecourse with regard to funds provided by the long-term creditor, and (iii) in which the lessor's net investment amount declines during early period and increases during later periods.
Operating leases	Lease transactions other than capital lease transactions.

The material factors for determining whether an MSA can be classified as a capital lease are the economic life of the leased asset, and an appraisal of the present value of the total amount of minimum lease fee payments. In addition, because MSA used a variable fee system under which the lease fee depends on the actual usage rate of the leased asset (i.e., the number of 'clicks', or copy, print etc.), another material factor is whether collectability of a minimum lease fee payment is reasonably expected.

In the case of operating leases, revenue is recorded as lease fees are received. For sales-type lease translations, an amount equal to the sale price of the leased asset is recorded as revenue in a lump sum at the time of the inception of the transaction, and those proceeds are then collected over the term of the lease contract. Consequently, the decision on whether a lease transaction will be treated as sales-type lease transactions or as an operating lease has a material impact on the timing of when the lessor records revenue.

(3) Outline of Lease Products Pertaining to the Matter and Accounting Practices at FXNZ

    (i) Outline of lease products pertaining to the Matter and accounting practices at FXNZ

FXNZ used two types of contracts: MSA and GCSA (which was similar in structure to MSA but was used for different types of leased assets). Both MSA and GCSA used a variable fee system under which the lease fee varied according to actual usage of the leased asset (i.e., the number of clicks). Furthermore, the inclusion of Rightsizing clauses under the standard MSA template gave FXNZ certain contractual rights if the number of clicks was less than expected, although the enforcement of the clause was conditional upon an agreement with the customer, so its legal enforceability was uncertain.

The terms of a standard MSA template is as set forth below.

Item	Contract details
Service details	A contract that bundles equipment sales and maintenance service, etc. for collecting monthly copy charges to cover equipment charges, consumable charges, maintenance charges and interest.
Term of agreement	An average of 48–60 months
Fees setting	Actual usage rates (i.e., the number of clicks) x Click Rate (i.e., the unit price set based on the Target Volume). In other words, the MSA did not stipulate a duty for the customer to pay a fixed monthly rate (no minimum payment obligation).

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Termination clause	The MSA provides a penalty payment if the customer terminates the contract early, equivalent to the Target Volume for the remaining term of the contract.
Transfer of ownership	None
Purchase option	None
Sole Supplier clause	The customer installing a competitor's printer would be in breach of contract; however, the MSA also stipulates exceptions for the customer to be exempted from the Sole Supplier clause.
Rightsizing clause	In the event the customer's usage did not reach the Target Volume established under the contract, FXNZ can remove the printer, change to equipment that is suited to actual volume, or change the Click Rate, but conditional upon FXNZ being able to reach an agreement with the customer.

FXNZ determined that both MSA and GCSA were classified as sales-type leases, and used this accounting treatment.

(a) At lease inception

Unlike an ordinary sales-type lease, MSAs bundled consumables and maintenance services, so the lease receivables (total lease fees + unsecured Residual Value) consist of three revenue streams: an amount equal to an outright equipment sales, an amount equal to interest, and an amount equal to service revenue. The amount equal to interest and the amount equal to services revenue are recorded as revenue in proportion to the term of the lease contract; at the start of the lease contract they are recorded as a lease receivable and deferred income, respectively.

MARCO would then transfer the lease receivables and service revenue receivable to FINCO.

(b) Receipt of lease fees

MARCO would initially collect lease fees from clients, then pay amounts pertaining to ORS revenue and interest to FINCO in accordance with the Target Volume as initially set in the MSA. MARCO handled these transactions using the service revenue account, which thus had to be adjusted to reflect any difference between the amount of service revenue expected at lease inception and actual service revenue received.

At that time, because MSA should include a minimum payment guarantee, an adjustment would be made to recognize the shortfall as accruals to MARCO service revenue and FINCO lease receivables via intercompany accounts (DSG adjustments).

Once FINCO received the initially expected service revenue, lease receivables would be reduced accordingly and FINCO would also record interest revenue. Subsequently, any difference between the expected lease fees and fees actually received would be recorded as a lease receivable via intracompany accounts.

(c) At termination of lease

MARCO receives the leased asset from the customer, and records the difference between estimated Residual Value and actual Residual Value to COGS. Then, the only lease receivable

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remaining with FINCO is the amount equal to the estimated Residual Value, which is settled using the intracompany account.

FINCO uses the intracompany account to reconcile the lease receivables in the amount equal to the estimated Residual Value that ultimately remains.

(ii) Opinions from accounting firms regarding accounting treatment of MSA and GCSA

On October 22, 2009, FXNZ obtained an opinion from an accounting firm regarding accounting treatments for MSA. The opinion stated that it was reasonable to treat DSG as capital leases if the following conditions are satisfied: (a) management has determined that the lease term accounted for the majority of the economic life of the assets, and (b) the management has determined that the present value of the minimum payment during the lease term (the minimum payment referred to here means the amount calculated by multiplying the Target Volume by the Click Rate) is essentially equal to the fair market value of the leased asset.

However, this assessment must be made with respect to each contract. For example, there are cases in which the actual contract terms differed from the standard DSG template, which could have an impact on the determination of appropriate accounting treatment. Consequently, if the actual contract terms differed from the standard contract template, the management would need to assess the appropriate accounting treatment for each contract individually.

FXNZ also engaged a different accounting firm to review the aforementioned accounting firm's opinion, and on November 11, 2009, obtained an opinion from the second accounting firm that, upon providing a supplemental explanation of the satisfaction of conditions for the lease term and the present value of the total Minimum Payment, basically agreed with the opinion of Accounting Firm 1-2. However, Accounting Firm 2-2 added that capital lease accounting would only be appropriate if the Target Volume was "reasonably certain".

(iii) Analysis of accounting treatment of MSA and GCSA

Both MSA and GCSA contracts must be reviewed to ascertain whether the risks and benefits of asset ownership have actually been transferred. However, as shown below, this determination was complicated, both at lease inception and over the subsequent course of the transaction.

(a) At lease inception

All facts and circumstances must be understood at lease inception, but when a determination of minimum payment in contracts with Target Volumes is made, there is room for judgement. The factors noted below complicate that determination:

i. The standard contract templates were frequently changed based on side letters, oral understanding, etc.

ii. It is unclear what impact rightsizing and other clauses that protect FXNZ would have on the enforceability of minimum payment at lease inception, nor is it clear whether it was

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appropriate for Target Volumes to be used as the basis for determining the minimum payment.

(b) After lease inception

Even after lease inception it may be necessary to reconsider the accounting treatment under certain scenarios as noted below:

i. "Contract Rollovers" that result in changes to details of the lease contract

ii. Whether the Rightsizing clause is triggered

(4) Outline of the Matter

(i) Target Volume

FXNZ calculated the total amount of sales for MSA and GCSA based on the Target Volume. Because MSA and GCSA were treated as sales-type leases under US GAAP, at the time of contract execution MARCO would record ORS sales and FINCO would record lease receivables, and the specific amounts were calculated from the total contract amount based on the Target Volume.

However, it was stipulated in the MSA and GCSA payment clauses that only actual usage volume (actual number of clicks × Click Rate) would be invoiced to customers by MARCO, and it had not stipulated a Minimum Payment clause (i.e., a clause that guarantees the payment of a minimum fixed amount based on the Target Volume, regardless of the actual usage volume). If the customer's actual number of clicks fell below the Target Volume, the result would be a shortfall compared to the expected revenue calculated at the time of the execution of the contract, because MARCO could only invoice the customer for actual usage volume.

Meanwhile, FINCO invoiced MARCO on a monthly basis for interest and principal payments due, in accordance with the terms of the initial contract, regardless of the actual amount MARCO invoiced the customer. If the amount that MARCO invoiced the client was lower than the initially expected lease fee (i.e., Target Volume x Click Rate), an adjustment was made to reverse MARCO's service revenue only by the difference to match the lease fee after payment to FINCO with service revenue booked by MARCO.

Based on the sales and lease receivable calculation method set forth above and the details of the MSA and GCSA payment provisions, for contracts for which the Target Volume had been excessively estimated, FXNZ recognized over-stated revenue and receivables at lease inception. There were also transactions where the over-stated revenue exceeded the actual lease fees earned over the term of the lease. Consequently, rather than this being an issue of the timing of revenue recognition, the setting of excessive Target Volumes resulted in excessive revenue recognition over the entire contract term.

In addition, when the Target Volume and the actual number of Clicks diverge and the initially expected level of revenue is no longer assured, this would be clear evidence of the need to

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consider an impairment write-down for the receivables. It would be an issue that no evidence has been found to suggest that FXNZ had considered this.

Whether customers have a legal obligation to pay a certain amount of lease fees based on the Target Volume set in MSAs and GCSAs is one of the material factors to classify those contracts to be sales-type leases. However, in the Matter where such a legal obligation was not stipulated in the MSA and GCSA, if the content of a lease contract based on an MSA or GCSA is reassessed, it is possible to be determined that a lease contract that was treated as sales-type lease should have actually been classified as an operating lease.

During the period from January 1, 2010 until January 31, 2016, FXNZ routinely utilized MSAs and GCSAs that included Target Volume clauses. According to internal materials dated November 11, 2015, out of 1,440 contracts, the actual number of clicks was lower than the Target Volume in 982 contracts, and the Target Volume achievement rate was less than 70% in 555 contracts. In addition, in July 2015 the results of an internal audit by FXAP found that the Target Volume was not achieved in about 70% of contracts.

It was widely understood by most officers and employees of FXNZ that customers' usage rates falling short of the Target Volumes set in MSAs and GCSAs became constant practice, including Mr. A, Mr. B, Mr. C, and members of the finance team. The use of MSAs and GCSAs was prohibited from September 2015.

(ii) DSG adjustment

FXNZ introduced an accounting practice called the DSG (Document Services Group) adjustment, in violation of the revenue recognition policies for DSG agreement set by APO. If MARCO's actual service revenue (i.e., the amount obtained by deducting the amount of the lease receivable repayment and interest revenue for FINCO based on the Target Volume from the amount invoiced to the customer) was insufficient to meet the service revenue it expected to receive according to MARCO's initial forecasts of the customers' number of clicks (i.e., the amount equal to the ratio of distribution to service revenue out of the amount invoiced to the customer that MARCO initially stipulated), an amount equal to the shortfall would be additionally recorded as MARCO's service revenue and FINCO's lease receivables, respectively.

However, the MSAs and GCSAs that MARCO had executed with customers stipulated that MARCO must invoice customers based on the actual usage volume, and they did not establish Minimum Payment clauses for the payment of amounts based on the Target Volume and the Click Rate. Posting the shortfalls to MARCO service revenue and FINCO lease receivables using the DSG adjustment entry was not permitted under accounting rules, and thus should be considered to have over-stated revenue and receivables, respectively.

The total amount of the DSG adjustments carried out on FINCO's lease receivable ledger and MARCO's sales ledger from March 31, 2013 until March 31, 2016 was about NZ$47 million over

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the period, and the balance at the end of the fiscal year ending March 31, 2017 (after deducting the NZ$24 million reversal (cumulative during the period) at the time of Contract Rollover) was NZ$23 million.

(iii) Residual Values

When FXNZ executes lease contracts, it establishes a Residual Value (the estimated sale price of the leased asset at the expiration of the lease contract term) for the leased asset, even for capital leases. By having a Residual Value, the lease fee paid by the customer can be set at a lower level.

In addition, FXNZ ignored its internal rules and the CFO's instructions by executing 270 capital lease contracts that set a Residual Value exceeding the standard value (10%) permitted as a capital lease contract, and by recording equipment sales (ORS revenue) at the time of contract execution.

(iv) Contract Rollovers

MSAs and GCSAs are ordinarily contracts that cover multiple years, but FXNZ "rolled over" (i.e., renewed) some of them into new contracts in the beginning phases or middle phases of the initial contract term. These Rollovers allow the recognition of new ORS revenue, so they are considered to lead to the inappropriate or excessive recording of ORS revenue. Furthermore, these Contract Rollovers were considered not in conformance with APO policies.

It is difficult to accurately quantify the amount of accounting impact from the excessive recording of revenue and lease receivables due to Contract Rollovers, but according to an analysis by FXNZ's management, the balance of the potentially-related receivables at the end of the fiscal year ending March 31, 2017 was NZ$153 million, or about half of total balance of all lease contracts.

(5) Accounting practices pertaining to other issues that were discovered

(i) Macro Adjustments

At FXNZ, the double recording of advance sales, the recording of fictitious sales, the fictitious recording or deferral of cost of sales or expenses and other accounting practices known as "Macro Adjustments" that mainly do not have a commercial or accounting basis were broadly and inconsistently implemented. It is considered that FXNZ utilized these Macro Adjustments in order to achieve monthly performance targets.

(ii) Individual Entries

In the fiscal year ended March 31, 2015, FXNZ carried out and recorded asset sales and other non-operating transactions ("Individual Entries") in order to reduce the risk that inappropriate accounting, including the aforementioned Macro Adjustments, would become a problem in an accounting audit at the end of the period. This created the external appearance that FXNZ's financial activities and financial condition had improved in that fiscal year, and that FXNZ had revenue higher than its actual revenue.

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(iii) Sponsorship Cost

FXNZ provides cash and free products like tablet computers, and carries out other sales promotion activities it calls sponsorships, mainly to educational institutions and other organizations. MARCO and FINCO recorded the amount equal to the costs for these sales promotion activities (Sponsorship Costs) by adding them to sales to customers and to lease receivables, respectively, and these sales and lease receivables can thus be understood as having been excessively recorded.

In addition, this recording of Sponsorship Costs did not conform to APO's accounting policies, and it is possible that the company may still be seeing an ongoing impact of changes to accounting standards that were implemented during the period.

(iv) Third Party Settlements

FXNZ carries out sales promotion activities called Third Party Settlements for the purpose of acquiring new customers, through which FXNZ assumes the remaining amount of lease obligations and lease contract penalties that a customer who is leasing a competitor's product bears with respect to that competitor, and thereby acquires a new lease contract with that customer. MARCO and FINCO recorded the amount equal to expenses pertaining to Third Party Settlements by adding them to sales to customers and to lease receivables, respectively, and sales and lease receivables can thus be understood as having been excessively recorded. It is considered that this recording of Third Party Settlement expenses was not in conformance with FXNZ's accounting policies.

(v) Credit risk and increase in nonperforming receivables

(a) Credit risk

At FXNZ, it is typical to decide whether to execute a lease contract with a particular customer and the length and other terms on the payment period in proportion to the credit of the customer. However, notwithstanding FXNZ having enacted and revised credit guidelines and also established a Credit Committee, credit screening policies were not adhered to, transactions were continued with customers even though the customers faced financial difficulties, and most of the advice from the Credit Manager was rejected or ignored. Furthermore, it seems that credit screenings were only carried out in about 10% of total transactions.

Although FXNZ was aware that a business purchased by Customer 1, FXNZ's largest customer, had problems with finance, FXNZ positioned Customer 1 as a strategically important customer and rapidly expanded its credit balance. In addition, even though Customer 1's accounting and financial problems became obvious and other financial institutions began to pull back, FXNZ maintained its close relationship with Customer 1 by, for example, extending financing to Customer 1, by assuming a role as Customer 1's payment guarantor, and by

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supporting Customer 1 through various methods FXNZ increased the amount of credit extended to Customer 1.

(b) Increase in bad debt

Customer 1's accounts receivable with respect to MARCO rose sharply, from about NZ$2 million as of the fiscal year ended March 31, 2013 (included payment in arrears of around NZ$1 million), to about NZ$9 million as of the fiscal year ended March 31, 2014 (including payment in arrears of about NZ$7.6 million), about NZ$17 million as of the fiscal year ended March 31, 2015 (about NZ$15 million in arrears), about NZ$25 million as of the fiscal year ended March 31, 2016 (about NZ$24 million in arrears), and about NZ$29 million as of the fiscal year ending March 31, 2017 (about NZ$28 million in arrears).

However, in October 2013 FXNZ had already received a report, produced by Accounting Firm 3, pointing out that Customer 1 was essentially bankrupt.

Given that the vast majority of those receivables are now unlikely to be recovered, FXNZ faces considerable losses due to its decision to continue increasing its business with Customer 1 even though it should have curtailed its exposure after receiving the information in the aforementioned report. In addition, FXNZ should have been taking provisions against these receivables, but it actually recorded provisions for some of the receivables, which constituted inappropriate accounting practice.

4. Causes of Inappropriate Accounting Practices

(1) Incentives

One of the causes of FXNZ's inappropriate accounting practices was its use of incentives, such as commissions and bonuses that placed an importance in achieving sales targets. Commissions and bonus payments reached massive amounts at FXNZ in 2011 and onwards.

In particular, Mr. A had an extremely high sales target achievement rate, which was particularly emphasized among the assessment items for calculating standard bonuses, and he therefore was paid significant amounts as incentives-based remuneration. It can be inferred that this type of framework caused other employees to seek higher sales and escalated the development of the sales-centric mindset.

(2) Centralization of Reporting Lines

Internally at FXNZ, Mr. B and other executive officers appear to have directly reported to Mr. A, the MD, rather than to the board of directors, and to have centralized authority with Mr. A by centralizing all internal reporting lines with Mr. A. As a result, supervision by the board of directors did not function effectively.

In addition, it seems that FXNZ's reportings to APO was made by Mr. A to the CEO of APO, and that the annual management letter was also directly submitted by Mr. A to the president of FX.

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Control functions were not effective and transparency was lacking because the reporting lines to the parent company and others in the group were all limited to Mr. A, centralizing the flow of information.

In such a situation, and given the lack of effective supervision of Mr. A by APO, it was easy for the execution of business by Mr. A to run out of control. There were no internal control within FXNZ onto business conducted by Mr. B and other executives because they simply needed Mr. A's approval to continue their business.

(3) Sales Centric Corporate Culture

According to interviews with multiple persons concerned, FXNZ's corporate culture was characterized by a "sales at any cost" mindset. The FX group also had expectations for FXNZ's sales due to sluggish sales growth in Japan, which helped form FXNZ's sales-centric corporate culture through incentive-based remuneration, and others. Additionally, Mr. A, who was the MD, personally strongly pursued incentive-based remuneration by expanding sales.

(4) Lack of Appropriate Supervision by the Board of Directors

FXNZ's board of directors only met about twice per year (including written resolutions), including one meeting to approve the annual financial statements, and the content of those meetings also seems to have been limited to the approval of documents. It is highly likely that the board of directors substantially did not function, and that sharing information and problems was not made among directors in a timely fashion.

In addition, there does not seem to have been a system for each executive to report business to the board of directors, and it is considered that the board of directors did not appropriately supervise executives.

(5) Insufficient Functioning of Committees and Responsible (Accounting) Departments

In terms of the internal organizations at FXNZ, various committees were created as subordinate organizations of the board of directors, and this should have formed a governance structure under which matters of a certain importance are debated at the committee level, and any illegal or inappropriate matters are prevented by the committees. However, it is in fact possible that the Compliance Committee and the Risk Management Committee and others did not sufficiently exert, or were unable to exert, their governance functions.

In addition, the CFO Mr. B and other members of the accounting department who should have expert accounting knowledge were not able to ensure that proper accounting practices were followed and to exert a control function.

(6) Insufficient Development and Violations of Internal Rules

With regard to inappropriate accounting practices at FXNZ, besides the recognition of revenue being carried out in violation of internal policy, the setting of Residual Values and various other

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accounting policies also violated internal rules. It is also possible that the execution of contracts and the ascertainment of customers' credit statuses were also carried out in violation of internal rules.

(7) Whistleblowing System

It is highly likely that the FX Group's and FXNZ's whistle-blowing systems were essentially not functioned.

(8) Deficiencies in the Subsidiary Management System Within the Group

FH has a system that delegates the management of subsidiaries under APO's umbrella to APO, and it did not have a system for direct management. In addition, the management system was insufficient with respect to FXNZ due to APO's physical distance from New Zealand and its insufficiency in human resource in internal audit.

5. Measures to Prevent Recurrence

(1) Development of Internal Systems

At FXNZ, the board of directors which should have a proper supervisory function on corporate business did not function appropriately, and the various committees that should have controlled over specific business lines also did not function adequately. Internal systems must be streamlined to ensure that these bodies can sufficiently fulfil their functions. In addition to deploying personnel and developing checking systems so that the board of directors and the various committees function as systems of internal controls and constraints, systems must be developed so that wrongdoing can be quickly discovered and rectified if it has occurred.

(2) Corporate Culture

The "sales at any cost" corporate culture must be corrected with leadership from the overall group and the MDs. The Company will need to encourage a change in mindset of all employees through internal compliance training and other methods.

(3) Incentive Remuneration

With regard to incentive-based pay at FXNZ, remuneration packages should be revised to avoid having salaries with an excessive incentive-based remuneration compared to fixed salary. Standards should be changed to ensure that incentive remuneration is based on standards that take into account sustainable growth and real profits for the company, rather than standards that only emphasize sales.

Chapter 4 Issues at Other Sales Companies

1. Issues in Australia

(1) FXAU's Revised Amounts for Past Fiscal Years

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In connection with the Matter, FH considers restating figures in the financial statements of FXAU for the fiscal year ended March 31, 2012 through the fiscal year ended March 31, 2016, and will be revising the amounts booked for the following three items.

Unit: million AUD

	End of the Fiscal Year Ended March 31, 2016
Revision of accounting treatment of lease transactions	(31)
(i) Revision of items managed under R&O spreadsheet	(60)
(ii) Other revised items	(57)
(iii) Total (revised amount of equity)	(148)
Revised amount of FUJIFILM Holdings shareholders' equity (based on equity state of 75% by FH)	(111)
*Exchange rate (86.25 JPY/AUD) (100 million yen)	(96)

*as of March 31, 2016

In addition to the foregoing, the following revision has been made at FXAU in connection with the Matter, but as this revision is secondary revision of items deriving from the correction of inappropriate accounting practices and is not within the scope of the matters the Committee has been requested to investigate, it is not mentioned in this Report.

■   Revision of corporation tax, etc. in connection with the above revisions

(2) Details of Revision and Calculation Basis

(i) Revision of accounting treatment of lease transactions

FXAU's lease transactions were divided into Global Service Agreements ("GS Agreements") which include delegated services ranging from comprehensive office services such as printing to just a part of such services outsourced by a client, and other Non-GS Agreements including a type of agreement where a unit cost per page was set with including equipment and services (all-inclusive click rate agreements).

FXAU formerly used accounting practices that treated these lease transactions as capital leases, but based on the issues cited in the investigation of the Matter and an opinion by the independent auditor, FH has determined that from FY2012 some of the GS Agreements and

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all Non-GS Agreements fail to satisfy the requirements for a capital lease and has reclassified them as operating leases.

As a result of FXAU's revisions on the accounting treatment for the respective agreements, the revised amount of equity as of March 31, 2016 was 31 million AUD (a reduction in equity). FH also explained that it plans to carry out revision in the same way for its financial results posted for the fiscal year ended March 31, 2017.

(ii) Revision of items managed under R&O spreadsheet

FXAU used spreadsheets called the Risk & Opportunity (R&O) Spreadsheets where it recorded, managed, and reported "risk" items with respect to its financial statements on a monthly basis. A revision of 60 million AUD was made for the fiscal year ended March 31, 2016.

The R&O spreadsheets mainly contained items such as costs incurred in the current term booked as assets in order to carry them over to subsequent years rather than booking them in the profit and loss statement as expenses, and assets booked in connection with sales anticipated in subsequent years, and costs booked as assets for the past fiscal year or revenues that were never achieved were reversed.

(iii) Other revised items

"Other revised items" includes items pointed out by the independent auditor, as requiring revision in past financial statements even though FXAU originally did not state that they were in error. As discussed below, the revised amount of equity for the fiscal year ended March 31, 2016 is 57 million AUD (a reduction in income)

(3) MSA-type Agreements Confirmed as Being used at FXAU

(i) AU Bundled Agreements

FXAU used unique agreement types called Whole of Volume Agreements ("WVA"), Total Volume Agreements ("TVA"), Document Service Agreements ("DSA"), and Agility Agreements (hereinafter WVA, TVA, DSA, and Agility Agreements are collectively referred to as "AU Bundled Agreements"). The New Zealand agreements were adapted for use in Australia in accordance with Australian law, becoming AU Bundled Agreements.

(ii) Characteristics of each AU Bundled Agreement

WVAs set a total committed volume for a committed agreement period, and if the total committed volume for the committed agreement period was not reached, the committed agreement period would be extended for 12 months, or payment would have to be made to reconcile the shortfall not achieved and unpaid amount.

TVAs provided a committed total usage volume and an annual reconciliation date unless an agreement expressly provides otherwise. If the committed total usage volume was not

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achieved as of the last day of the committed agreement period, payment would have to be made for the shortfall not achieved and unpaid amounts.

DSAs set a monthly Target Volume, rebate rate after the target was achieved, catch-up rate for when the target was not achieved, target annual volume, and an annual reconciliation date unless the agreement expressly provide otherwise. The agreements took a form whereby the client would be invoiced for the shortfall if the annual Target Volume was not achieved, but in the samples examined, the section for the catch-up rate if the target was not achieved was blank, and some agreements had provisions to the effect that no reconciliation would be made even if the actual usage volume was less than the Target Volume.

Agility Agreements have a monthly Target Volume and annual Target Volume, but have no provisions for reconciliation in the event that the Target Volumes are not achieved.

(4) Accounting Treatment of AU Bundled Agreements

(i) Lease classification and ORS recording in breach of accounting standards

According to US GAAP, if no committed payment amount is set, it may not be recorded as a capital lease, and at the very least Agility Agreements that do not set a committed payment amount are clearly not allowed to be recorded as capital leases. Furthermore, WVAs, TVAs, and DSAs also have the section for the catch-up rate in the event of failure to achieve the Target Volume left blank. There are cases where the committed payment amount was not expressly set forth in the agreement and cases where they are believed to have not conducted reconciliation when there was a shortfall in the committed usage volume or committed payment amount. In such cases, in spite of the terms of the agreement, in substance the reality of the transaction is the same as having no committed payment amount, and therefore, the recording of ORS was considered to be the recording of inappropriate sales recording. Further, according to internal rules, if a fixed committed usage volume or committed payment amount cannot be ensured each month, they must not be regarded as capital leases, and WVAs which have the reconciliation date set as the last day of the agreement term and TSAs and DSAs which in principle have an annual conciliation date, are inappropriate accounting treatment which is at the very least in breach of internal rules with respect to the fact that they do not set forth a committed monthly usage volume or committed monthly payment amount.

(ii) ORS recording ratio in breach of accounting standards

As an example with respect to AU Bundled Agreements such as WVAs, TVAs, DSAs, and Agility Agreements, one DSA achieved a margin of 37.7% for ORS, while the FSMA margin is -58369.3%. Numerous similar examples, where the FSMA Margin was found to be extremely low compared to the ORS Margin, and negative, were found to have been recorded. This gives rise to strong suspicions that inappropriate accounting treatment was frequently

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carried out for AU Bundled Contracts, where the amount that should have been recorded as FSMA sales were recorded as ORS.

(iii) Recording of sales in breach of accounting standards regarding the timing of the recording of sales

Based on emails and interviews, it was strongly suspected that sales were recorded before the installation of equipment and before the completion of inspections, in breach of accounting standards regarding the timing of the recording of sales.

(5) Cause of Inappropriate Accounting Practices

(i) Agreement approval process

After Mr. A assumed the position of MD of FXAU, apparently agreements other than standard agreements (especially bundle sale agreements) were handled in a manner lacking transparency, where reports were made to employees who had been transferred from FXNZ who then granted approval, and there is a strong possibility that they did not go through the appropriate transaction approval processes.

(ii) Incentive remuneration

The incentive remuneration paid to some employees may have induced inappropriate accounting practices. In April 2016, FXAP President R sent Mr. A an e-mail asking for an explanation because the commission paid to some employees who had been transferred from FXNZ was too high. Additionally, employee interviews revealed that there was dissatisfaction with the fact that higher commissions were arbitrarily paid to the team directly under Mr. A.

(iii) Inappropriate credit risk assessment process

According to interviews and emails, it seems that the credit risk rules were not obeyed as there were instances where transactions were carried out at the discretion of a certain person despite the credit team's determination that a party was inappropriate as a customer, agreements were approved without complying with the criteria, products were delivered six months before the completion of the approval process, and transactions were carried out with customers on the assumption of a certain volume even though it was unlikely the customer is capable of satisfying such volume. There are also emails implying that transactions were made with counterparties posing a high credit risk in order to achieve sales targets.

(iv) Inappropriate organizational operation and organizational changes

From the interviews, it appears that ever since Mr. A came to head the organization formal ELT meetings were rarely held, and even when they were held they frequently only covered matters unrelated to the agenda and minutes were not kept. This leads the Committee to believe that a governance system utilizing ELT meetings was not properly functioned.

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Further, Mr. A made organizational changes where the employees from the Commercial Team (whose role was to check whether transactions should be approved in accordance with price decision policies, to cause the Sales Team to comply with rules, report on failures to comply, and review procedures) that was originally part of the Finance Department and employees from the Legal Department were transferred to the Sales Team, which suggests that the organization was changed to weaken the organizational checks and balances on the power of the Sales Team. According to the interviews, there were issues with the capabilities of personnel in the Finance Department, and it seems that the Finance Department functioned weakly, and could not perform its monitoring and checking function properly.

(v) Sales-Centric Corporate Culture

The circumstances discussed above with dysfunctional organizational governance allowed Mr. A's sales-centric culture to spread. Like at FXNZ, this was due to the strong expectations to FXAU's sales under circumstances where sales in Japan were not growing, as well as due to bonuses for achieving targets making up a large proportion of employee compensation (30% of his base pay in the case of Mr. A) as an incentive, of which the portion of sales consideration was big (30%-40% of the bonus). Under this kind of culture, it is believed that inappropriate accounting practices came to be carried out without giving consideration to whether it would contribute to FXAU's revenue.

(vi) Inadequate subsidiary management system in the group including FXAP

Under the FH Group's subsidiary management system, APO was tasked with management of subsidiaries under APO, and it was not structured so that subsidiaries were directly managed by FH. Further, the physical distance from Australia and the shortage of personnel at IA, among other factors, meant that APO's management system for FXAU was inadequate. With respect to the whistleblower system, the FX Group established the "ALL-FX Compliance Helpline Operational Rules" as of April 20, 2004, where a whistleblower system was provided for, but there is no sign that the ALL-FX Compliance Helpline received any direct contact from international subsidiaries.

Chapter 5 FXAP (APO), FX and FH response to the matter

1. Overview

This Chapter discusses the actions of FXAP (APO), FX and FH in response to this Matter, based on facts found during the investigation.

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2. September 2009 – APO (IBG) Internal Audit

(1) Issues Highlighted by September 2009 APO Internal Audit

The Internal Audit Department of APO (IBG at the time; hereinafter referred to as APO) performed an audit on FXNZ in September 2009. The audit identified DSGs (Document Services Group; different in name but similar in structure to MSAs) as not meeting the conditions for capital (finance) lease accounting treatment due to reasons including the lack of Minimum Payment obligation. The audit opinion highlighted several items as Top Priority issues, including the need to discuss the appropriate revenue recognition for DSGs with APO's Finance Department and the need to ensure that the DSGs in question were recognized as operating leases.

(2) APO's Finance Department Response to Issues Identified by APO Internal Audit

In response to the issues highlighted by APO's Internal Audit Department, APO's Finance Departmemt on October 3, 2009 decided to obtain external advice. FXNZ obtained accounting advice from one accounting firm in October 2009, and a separate opinion from another accounting firm in November. Both accounting firms concluded that the treatment of this type of contract as a capital lease was reasonable. However, both opinions were based on the standard MSA template submitted to the accounting firms for the purposes of obtaining the advice.

After reviewing the above-noted opinions, APO's Internal Audit Departmemt determined that the opinions did not address the issue identified by APO's Internal Audit Departmemt regarding the existing DSGs which did not meet the conditions for capital lease accounting treatment because the accounting firms had only reviewed a standard contract template. APO's Internal Audit Department strongly recommended to APO's Finance Department that revisions on accounting treatment be made for the existing DSGs. However, APO's Finacnce Departmemt, which was responsible for determining accounting policy for APO and all affiliated operating companies under APO, decided that it would allow revenue recognition of MSAs going forward on the condition that all future contracts strictly adhere to the standard MSA template, with no accounting revisions to be made for existing DSGs already in place. Notwithstanding the above, APO's Finance Department did not put into place any specific measures to ensure only standard MSA templates were used, even though this was given as the condition for allowing MSAs to be recognized as revenue.

The independent auditor conducting the required audit for the fiscal year ending March 2010 did not raise the issue of MSA or DSG revenue recognition. As a result, the accounting treatment for MSAs / DSGs was not questioned until the internal audit review conducted based on the 'whistleblower' email received in July 2015.

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3. Actions between November 2009 and July 2015

(1) FXNZ Consistently Meets Performance Targets; Commendations for Mr. A

With the prolonged earnings slump in Japan, Asia-Pacific was positioned as a growth area. APO developed into an earnings driver for FX, posting consecutive periods of steady growth. Starting from April 2010, FXNZ achieved its performance targets for 48 consecutive months, and Mr. A, at the time a MD at FXNZ, was awarded three commendations.

(2) Increased use of MSAs

A total of 218 MSAs were concluded in FY2009 for a total value of NZ$34 million. This steadily increased, reaching a peak of 1,290 such contracts worth NZ$81 million in FY2014.

(3) Finance Loans from Parent, Sharp Increase in Receivables

Due to cash shortages, FXNZ had been receiving loans from its parent company FX. The balance of loans from FX and receivables from FXAP jumped sharply from FY2009, reaching a combined total of about NZ$375 million in FY2014. This was well above the total sales figure for FXNZ in FY2014 (roughly NZ$320 million). Notwithstanding the FXNZ's financial situation, no suspicions were raised, as the general view of FXNZ's financial situation was that the financing demand was related to the increase in sales from lease agreements.

(4) The Situation at APO Internal Audit

(i) Reporting line: Intervention of head of APO's Finance Departmemt

Based on internal rules, APO's Internal Audit Department directly reported to the head of APO. Following the appointment of Mr. w as the head of APO in April 2008, however, Internal Audit was instructed by Mr. w to report to the head of APO's Finance Department. (Internal Audit has reinstateddirect reporting to the head of APO after Mr. w was succeeded by Mr. R as a position of the head of APO).

(ii) February 2014 internal audit of FXNZ; "suggestions" from head of APO's Finance Department

APO's Internal Audit Department carried out an audit of FXNZ in February 2014. The head of APO's Finance Department repeatedly urged for changes to be made to the draft of the internal audit report. He also "suggested" that Mr. A, one of the subjects of the audit in question, carefully review the internal audit report prior to its submission to the head of APO and FX head office. The revised internal audit report downgraded the 'Top Priority' issues to 'Need to Improve' category.

(iii) APO Internal Audit staffing

APO Internal Audit (one manager and one full-time regular staff) saw high employee turnover between April 2009 and March 2015. In the interviews, numerous people questioned the independence of APO Internal Audit and also noted that the team lacked sufficient budget and manpower for the work required.

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4. Response to Whistleblower Email ("Tony Night" email) of July 2015

(1) Receipt of Whistleblower Email and Request for Response from XC

On July 8, 2015 (July 7 in the US time), an email from "Tony Night" was sent to Deputy President y of FX and XC management. The email pointed out cases of inappropriate accounting practices at FXNZ involving the use of inflated Target Volumes for MSAs, resulting in over-stated revenue. XC sent a letter to FX requesting a response to the e-mail.

It was decided that since Deputy President y was responsible for dealing with shareholder (FH and XC) issues, he would carry out an investigation of FXNZ in order to prepare the response to XC.

(2) Audit of FXNZ

On July 24, 2015, Mr. T (APO FC) and Mr. x of APO Internal Audit performed an audit on FXNZ. The audit revealed that revenue had been over-stated due to the use of MSAs with inflated Target Volumes, as had been pointed out in the whistleblower email.

(3) Report of Findings from FXNZ Internal Audit to APO and FX

(i) Report from Mr. x of APO Internal Audit

On July 27, 2015, Mr. x sent a report detailing the findings of the internal audit, to Mr. T of APO FC via email. The report noted that MSAs should not be recognized as sales and further warned that the accounting opinions received in 2009 should not be relied upon. The report additionally included the results of an analysis of a random sample of 10 MSAs (no Minimum Payment obligation in one out of the 10, invalidated rightsizing clause in four out of the 10, actual volume falling short of Target Volume in seven out of the 10). Mr. T did not share the report from Mr. x with Mr R, the head of APO or Mr. CC, head of APO's Finance Department.

(ii) APO FC report regarding FXNZ audit

On July 28, 2015, Mr. T (APO FC) reported the findings of the FXNZ audit to Mr. R and Mr. CC. As part of the report, Mr. T noted that actual volumes were short of Target Volume in 70% of MSAs, that revenues were being artificially inflated due to overestimated Target Volumes as indicated in the whistleblower email, that contracts based on the standard MSA template did not present a problem but that the MSAs actually being put in place that did not include Minimum Payment obligations for clients meant that the accounting treatment was potentially problematic and may fall within a gray area.

(4) Shanghai Meeting: "For now respond that there is no problem"

On August 10, 2015, FX management participated in an event (GCO China Growth Strategy Review) held at FX China's office in Shanghai (Hong Kong New World Tower). That afternoon, Deputy President y, Executive Vice President w, Mr. R, Mr. CC and Mr. T convened in a

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meeting room on the 51st floor of the Hong Kong New World Tower from approximately 12:25 p.m. to 1:25 p.m. to discuss the FXNZ audit report and the response to XC.

Mr. T stated that in some MSAs Target Volumes were being inflated, as had been pointed out in the whistleblower email, and further noted the results of the analysis of the random sample of 10 MSAs; namely, that one of the 10 did not meet the conditions for capital lease accounting due to the lack of a minimum lease payment obligation, four of the 10 did not include a rightsizing clause, and that seven of the 10 were short of Target Volumes, and that actual volumes were below Target Volumes in over 70% of the 529 MSAs concluded between 4Q 2013 and through 2014.

In response to this, Executive Vice President w commented that any findings "should not 'selectively cherry pick' unfavorable items". Executive Vice President w further commented that the MSAs in question "were approved in the audit, weren't they?" Deputy President y also confirmed that the MSAs had not been raised as an issue by the independent auditor. Deputy President y instructed "first, respond that there are no problems" but "the second chapter of New Zealand will beto respond properly". And he gave instructions that the response to XC would be no problem ("the first chapter") but subsequently the situation would be disposed of properly ("the second chapter").

Deputy President y's instructions were made with the clear understanding that the situation was as per the whistleblower email, that revenues were being overstated due to the use of inflated MSA Target Volumes, and that a random check of 10 MSAs had uncovered five contracts out of ten that deviated from the standard MSA template and thus were clearly at risk of not meeting the requirements for capital lease accounting treatment. The instructions thus are an attempt to conceal the accounting irregularities.

(5) Report to the President

Based on the instructions from Deputy President y at the Shanghai meeting, Mr. T (APO FC) revised the final internal audit report. The revised internal audit report was in line with the instructions from Deputy President y, with the opening paragraph stating that based on "a review of the revenue recognition practice for MSC (note: refers to MSA), no accounting irregularities or cases of overstated revenue such as had been indicated in the whistleblower email were uncovered". The report further provided that a random check of 10 MSAs had only turned up a potential problem with one contract.

On August 20, 2015, a report to the President AA of FX was made based on the final internal audit report and draft of response to XC which mentioned 'no accounting irregularities or cases of overstated revenue such as has been pointed out in the whistleblower email were found' provided that "based on a sample check, one lease contract potentially did not meet the conditions for capital lease accounting treatment".

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5. MSA prohibited and measures to address decline in FY2015 revenue

(1) Notification of Decision to Prohibit MSAs

Based on the instructions from Deputy President y at the August 10, meeting in Shanghai to ensure "the matter will be subsequently dealt with properly", APO sent a notification on September 3, 2015 prohibiting the use of MSAs to both FXNZ and FXA, where Mr. A had been working as its MD since April 2015.

(2) October 28, 2015 - Report to Executive Vice President w of FX

APO concluded that based on the decision to prohibit MSAs, 2H FY2015 revenue at FXNZ would likely decline by NZ$27 million (¥2.4 billion) and FXA revenue would decline by AU$27 million (¥2.6bn).

On October 28, 2015, Mr. R, the head of APO informed Executive Vice President w of the impact from the prohibition of MSAs on 2H FY2015 revenue at FXNZ and FXA, then explained that the accounting treatment for XOS deals (a type of GS contact) at FXA would be changed from 1H FY2016. Executive Vice President w approved of this change in accounting treatment for XOS deals at FXA. Executive Vice President w also instructed General Manager R to continue exploring ways to address the expected decline in revenue at FXNZ.

6. Response to "Audit Risk" for Fiscal Year Ending March 2016

(1) K Report

APO removed Mr. B from his position as FXNZ CFO and in January 2016 replaced him with Mr. K. Upon assuming the position of FXNZ CFO, Mr. K discovered a letter from an accounting firm (dated September 3, 2015, noting the need to dispose of losses etc.) that had not been reported by Mr. B, the previous CFO. Upon hearing this news, Mr. T (APO FC) made a business trip to New Zealand for fact finding. While in New Zealand, Mr. K showed Mr. T a report called "FXNZ Accounting Review (K Report). The K Report outlined a series of accounting issues totaling around NZ$100 million, including NZ$22.6 million in Macro Adjustments, that the report stated needed to be recognized as losses.

Mr. T and Mr. K selected audit risk items that would likely be pointed out by the independent auditor during the audit if they were not disposed of at the fiscal year ending March 2016. They reported to APO the need to take charges of NZ$35.7 million (NZ$7.5 million in additional reserves for Client 1 and NZ$22.6 million in Macro Adjustments) in response to the audit.

(2) Report to Executive Vice President w of FX – "why are you being so conservative"

Mr. R, the head of APO and Mr. CC, head of APO's Finance Departement, reported to Executive Vice President w on February 18 regarding the need for FXNZ and FXA to recognize the above-noted losses for the fiscal year ending March 2016.

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The report indicated that FXA needed to take charges of AU$32.6 million by the end of the fiscal year, while FXNZ needed to recognize charges worth NZ$35.7 million, and that in addition at least NZ$7.5 million was needed for additional reserves for Client 1. The report suggested offsetting the charges with gains of AU$21.7 million from the sale of an FXA-owned warehouse and gains of ¥900 million on the sale of an FX-owned plant in Korea.

Upon seeing the materials, Executive Vice President w was clearly not pleased, commenting to the effect that they were being "overly conservative", while giving instructions to rank the various items based on expected audit risk.

(3) February 25, 2016 - Report to Executive Vice President w and Deputy President y of FX and Order to Reduce Amount of Loss Disposal

After another risk review together with FX Corporate Finance Department, APO met with Executive Vice President w for the second time, then met with Deputy President y. As per Executive Vice President w's instructions from the first meeting, the explanatory report included the disposal amounts ranked in order of importance, with red (most important) and yellow (important).

Executive Vice President w and Deputy President y both ordered that only the items in red ('most important') for FXA and FXNZ be disposed of in fiscal year ending March 2016 (FXA AU$17.9 million, FXNZ NZ$25 million (excludes the additional NZ$7.5 million in reserves for Client 1; based on further instructions the amount classified as red 'most important' for FXNZ was further cut by an additional NZ$2.4 million, from NZ$27.3 million to the actual loss charge amount of NZ$25 million). At the meeting, it was further agreed to use various gains (sale of the FXA warehouse (¥1.9 billion), sale of the FX-owned plant in Korea (¥900 million), change in consumables inventory valuation method at APO (¥800 million)) to offset the losses of ¥3.6 billion.

(4) February 26, 2016– Report to Chairman and President

On February 26, 2016, the day after the report to Executive Vice President w and Deputy President y, a meeting was held with Chairman HH of FX and President AA of FX, using materials that had been revised based on the instructions from the meetings on previous day, to discuss the proposed charges for the fiscal year ending March 2016. Only the specific items instructed by Executive Vice President w and Deputy President y to be charged in the fiscal year ending March 2016 were shown in the meetings with Chairman HH and President AA.

(5) Remaining Macro Adjustments

After the events above, it was decided that only NZ$32.5 million in adjustments would be disposed of for FXNZ for the fiscal year ending March 2016 (NZ$25 million excluding the additional reserves for Client 1, NZ$7.5 million in additional reserves for Client 1). Based on a review by the independent auditor, however, FXNZ eventually booked NZ$13.5 million in

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additional reserves for Client 1.

In addition, based on the findings of the independent auditor, FXNZ had to prioritize the booking of other bad debt reserves other than for Client 1 as well as reserves against inventory write-downs. As a result, FXNZ was unable to fully dispose of the NZ$21.2 million of outstanding Macro Adjustments, with some Macro Adjustments staying on the books. This was largely because the NZ$25 million (excluding the NZ$7.5 million in reserves for Client 1) in loss disposals had been determined based on the amount that had been expected to be offset by the various gains noted above. Of this NZ$25 million, Mr. T (APO FC) and Mr. K (FXNZ CFO) had decided on the priority list for the disposals.

(6) Review by Singapore Law Firm

A Singapore-based law firm was hired to review the background of the large losses at FXA and FXNZ.

The Singaporean law firm report identified the Macro Adjustments as being the result of FXNZ's overly aggressive recording of revenue stemming from Mr. A's 'sales first at any cost' culture. MSA were outside the scope of the law firm's review, but the report included comments from interviews with staff discussing the inflated Target Volumes for MSA and over-stated revenue. The report further noted comments from staff stating that the 'sales first at any cost' culture was due in part to pressure from APO to meet harsh targets.

(7) Retirement of Mr. A

On March 31, 2016, Deputy President y, Executive Vice President w and others discussed the report from the Singapore law firm and measures to deal with the issues raised in the report. Deputy President y voiced the opinion that Mr. A. should be dismissed from his position. The findings were reported to Chairman HH of FX and President AA of FX on April 18, 2016, and the decision was made to relieve Mr. A of his duties.

Mr. A was informed that he was recommended to leave the position on May 16, 2016. He subsequently signed a settlement agreement to leave the firm that paid him the full salary and retirement benefit etc. that he would have received had he stayed with the company for the entire term (AU$1,031,457.62; approx. ¥88 million).

7. May 2016 - Internal Audit and Analysis Department Review

(1) President AA of FX instructs Audit

To prevent a recurrence of similar events in fiscal year ending March 2016, President AA of FX instructed FX Internal Audit and Analysis Department to work with FX's Corporate Finance Department to conduct an on-site audit of FXNZ.

(2) Limiting the Scope of the Audit

Executive Vice President w asked General Manager BB of FX's Corporate Finance

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Department to ensure that the audit did not disrupt Accounting, which was in the process of preparing results for the fiscal year ending March 2016. As a result, FX's Corporate Finance Department and FX's Internal Audit and Analysis Department agreed to exclude previous years from the scope of the audit.

(3) Audit Findings

Based on a review of samples of contracts signed in 4Q FY2015 or later, the audit identified improvements, such as contracts properly having minimum payment clauses. However, given that the improvement had only just started, it was agreed that a follow-up review would be conducted in six months.

8. FXNZ Restructuring – 'Legacy Losses NZ$70 Million'

(1) July 22, 2016 – Private Meeting

On July 22, 2016, President AA, Deputy President y, Executive Vice President w of FX, Mr. BB of the head of FX's Corporate Finance Department, Mr. R of the head of APO and Mr. CC (head of APO 's Finance Department) met privately to discuss a reconstruction plan for FXNZ. President AA gave instructions that the members consider why FXNZ ended up with significant losses.

Based on an analysis of historical MSAs (the primary factor behind the major losses at FXNZ), APO calculated that FXNZ faced future losses of NZ$70 million.

(2) August 23, 2016 – Report to Executive Vice President w and Deputy President   y

After further deliberations, Mr. R of the head of APO and Mr. CC prepared a restructuring plan for FXNZ and presented it to Executive Vice President w and Deputy President y on August 23, 2016. The report noted that FXNZ faced 'legacy losses' of NZ$70 million from previous MSAs, which comprised ORS accruals recognized upfront as revenue, unrecoverable lease receivables and bad debt risk.

(3) August 25, 2016 – Report to President AA

Mr. R of the head of APO and Mr. CC reported the FXNZ reconstruction plan with FX President AA on August 25, 2016. President AA was explained verbally that FXNZ faced future losses of NZ$70 million due to previous MSAs.

(4) Awareness of the NZ$70 million in Legacy Losses

As of August 2016, Mr. R of the head of APO and Mr. CC were both clearly aware that FXNZ faced future losses of NZ$70 million due to previous MSAs. However, while both Mr. R and Mr. CC were aware of this legacy debt as a business risk, the evidence does not support a finding that they were aware of the need for loss-recognizing accounting treatment, particularly given their respective backgrounds (Mr. R   had a background in sales; Mr. CC was head of APO's Finance Department but his background was in planning and he had limited accounting

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knowledge). The same can be said for President AA of FX.

9. NBR Report, Investigation by SFO

(1) National Business Review Special Investigation: *What's been going on inside Fuji Xerox?*

FXNZ's financial statements became publicly available on the website of New Zealand's Companies Office (a government agency that provides a publicly available electronic register for corporate financial statements and other statutory corporate information) on September 7, 2016. Shortly afterwards, National Business Review (widely regarded as New Zealand's leading business newspaper) and other media outlets reported on FXNZ, including it posted losses of around NZ$51 million. NBR subsequently published a special article that included comments from former employees indicating that the inappropriate revenue recognition at FXNZ would go back for several years.

(2) Companies Office, Serious Fraud Office (SFO) Announce Investigations

On September 26, 2016, Companies Office contacted FXNZ regarding the content of the NBR report. FXNZ responded that there had been no inappropriate recognition of revenue in advance. On September 29, New Zealand's Serious Fraud Office (SFO; an organization which is a part of the New Zealand Police) also contacted FXNZ. FXNZ received a compulsory request of production of materials and turned over materials to the SFO. The SFO announced on December 21, 2016 that it had completed its investigation into FXNZ.

(3) Questions from Independent Auditor and Response Scenarios

On October 4, 2016, Accounting Firm 2 said that it would ask about the recent FXNZ media reports in a scheduled interview. After a discussion of how to respond, on October 5 Executive Vice President w instructed to say that the results for the fiscal year ending March 2016 had been approved by the independent auditor and that there were no issues. Deputy President y further instructed to say that the independent auditor had looked at the revenue recognition issue and found nothing inappropriate. In an interview conducted on October 5 by Accounting Firm 2 , the reply was that there had been no inappropriate accounting or revenue recognition such as had been indicated in the NBR report.

Both Deputy President y and Executive Vice President w were aware that FXNZ had over-stated revenues. The above instructions were given despite knowing that the responses they instructed were untrue.

(4) Questions from Investor and Response Scenarios

On October 11, a research company and a UK-based investor contacted FH regarding the FXNZ media reports. On October 17, Deputy President y and Executive Vice President w again discussed how to respond to questions from the media and investors regarding FXNZ. Deputy President y and Executive Vice President w agreed to respond by saying that the media reports

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indicating accounting irregularities were not factual. This was communicated to FH, and FH responded to the research company and the investor accordingly.

10. December 2016 - Internal Audit and Analysis Department Follow-Up Audit of FXNZ

(1) October 28, 2016 - FX President AA regular meeting with Internal Audit and Analysis Department

According to the minutes of the October 28 regular meeting between FX President AA and the Internal Audit and Analysis Department, FX President AA voiced his opinion "people involved in a problem conceal the problem. Mr. R (the head of APO) says there's no problem. Corporate Finance Department says there is no problem. Executive Vice President w says there's no problem. They tell me that it's a complicated issue and so I might not understand, but there's no problem. Deputy President y says the same thing. That cause doubt".

(2) November 8, 2016 – Deputy President y Regular Meeting with Internal Audit and Analysis Department

According to an email regarding the November 8 regular meeting between Deputy President y of FX and the Internal Audit and Analysis Department, Deputy President y stated that "it should be checked, but there was no irregularities (accounting)" and "the accounting treatments were approved by the   independent auditor".

(3) December 2016 - Internal Audit and Analysis Department Follow-Up Audit of FXNZ

The Internal Audit and Analysis Department carried out an audit of FXNZ from December 13 to 16, 2016 as a follow-up to the May 2016 audit. According to Mr. OO of the FX Internal Audit and Analysis Department, they were questioned by APO about going outside the scope when the audit initially touched on aspects that had not been originally included in the scope of the audit, but ultimately they were able to complete the audit with no difficulties.

(4) Report on Findings of Follow-Up Audit

A meeting was held on December 21, 2016 to share the preliminary results of the FXNZ follow-up audit with Deputy President y of FX. The report indicated overall that the situation at FXNZ was improving.

Next, the Internal Audit and Analysis Department discussed the answers it had prepared in response to a list of questions received from the Audit Division of FH. In response to the proposed answers, Deputy President y's instructions were that there was no need to send responses to the Audit Division of FH, saying that 'FX is an independent company'.

(5) Report to President of FX

On December 27, 2016, the Internal Audit and Analysis Department of FX made a report to President AA of FX giving an overview of the follow-up audit of FXNZ conducted earlier that month. However, President AA was not satisfied with the Internal Audit and Analysis

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Department' report, and instructed further investigation.

11. Developments since January 2017

(1) January 2017

(i) The Internal Audit and Analysis Department of FX made another report to President AA of FX regarding this Matter on January 12, 2017. President AA once again ordered further investigation.

(ii) In our interviews with Internal Audit and Analysis Department staff, it was found out that Executive Vice President w of FX had told the Internal Audit and Analysis Department "we are trying to achieve a soft landing so do not rock the boat. We need to think of a way to conclude this Matter or we risk getting audit division involved and losing the trust of FX management."

(iii) On January 25, the Internal Audit and Analysis Department once again reported to President AA to discuss the points that President AA had requested be investigated. President AA instructed the Internal Audit and Analysis Department to confirm the situation regarding MSAs with APO. The Internal Audit and Analysis Department subsequently confirmed this issue with APO and reported this information to President AA.

(2) February 2017

On or around February 15, 2017, notification was received from Accounting Firm 2 stating that the accounting risk (losses) related to the Matter for FXNZ was approximately ¥13.3bn. Mr. UU, head of Corporate Planning at FH shared this information with Chairman VV of FH and President WW of FH.

(3) March 2017

(i) On March 1, 2017, the Internal Audit and Analysis Department of FX reported to President AA that Accounting Firm 2-2 had estimated the accounting risk for FXNZ at a maximum of ¥13.3bn (currency rate: ¥80/NZ$). Accounting Firm 2 revised its estimate to ¥7.6bn on March 3, 2017.

(ii) On March 10, Executive Vice President w of FX responded in writing to FX's corporate auditors regarding the company's response to FXNZ's accounting practices and management controls.

(iii) On March 17, 2017, Accounting Firm 2-2 gave notice that it had reason to suspect that fraud had occurred at FXNZ, and that it would be sending official notice (Fraud Letter) on March 20 to FXNZ of its intent to conduct an investigation into the suspected fraud.

12. FX reporting to FH

(1) October 2016

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FH-CC received a request for a comment regarding the NBR report from a UK research company on October 11, 2016, and asked FX's Corporate Communications Department about the matter. In response to this, Deputy President y of FX responded to President WW of FH that the over-stated revenue and accounting irregularities indicated in the NBR report were not factual on October 13, 2016.

(2) November 2016

Accounting Firm 2 conducted an audit of FXNZ on October 30, 2016, at which time it determined that there was reason to suspect accounting irregularities had occurred at FXNZ. Accounting Firm 2 reported this audit result to FH's corporate auditors including Mr. XX on November 8, 2016. The Internal Audit and Analysis Department of FX, in response to a query regarding this from FH's Internal Audit Division, reported the facts and findings of the Matter with the FH Internal Audit Division on November 18.

The FH Internal Audit Division received a report from Accounting Firm 2 regarding FXNZ based on Accounting Firm 2's visit to New Zealand.

(3) December 2016

(i) On December 5, 2016, the FH Internal Audit Division reported to President WW of FH regarding the information it had obtained from Accounting Firm 2 (namely, the use of lease contracts based on unclear Target Volumes had resulted in transactions with uncollectible Minimum Payments that were now subject to bad debt write-offs).

(ii) The FH Internal Audit Division sent a list of nine items for which it requested action or confirmation to the Internal Audit and Analysis Department of FX on December 6 but no response was received.

(iii) On December 20, a full-time corporate auditor of FX gave a report to FH's corporate auditors regarding the FXNZ issues.

(iv) On December 21, the Internal Audit and Analysis Department of FX reported on measures being taken regarding FXNZ based on the May 2016 audit results to the FH Internal Audit Division. However, the FH Internal Audit Division was not satisfied with the report and presented further questions to the Internal Audit and Analysis Department of FX.

(v) On 26 December, the Internal Audit and Analysis Department of FX responded verbally to the FH Internal Audit Division regarding the additional questions received from the FH Internal Audit Division on December 21.

(4) January 2017

On January 5, 2017, Mr. SS, head of FH Internal Audit Division, gave an update to FH President WW regarding the FXNZ situation. FH President WW instructed Mr. SS to have FX President AA fully investigate the root causes and where responsibility for the problems exist

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and report back to FH Senior Management. The same day, Mr. SS made a strong request to the Internal Audit and Analysis Department of FX that President AA of FX submit his report to President WW of FH before the end of January (ultimately, no report was received in January).

(5) February 2017

On February 15, 2017, Mr. UU, head of Corporate Planning at FH, reported to FH President WW that while FX had estimated the potential losses from the Matter at ¥2.1 billion, Accounting Firm 2 had advised that the potential losses could be as large as ¥13.3 billion.

(6) March 2017

(i) On March 3, 2017, FX President AA and FX Deputy President y reported to FH Chairman VV and FH President WW that the estimated impact on FX's P&L was around ¥3 billion, and that it planned to offset the losses via gains on the sale of real estate held by FX Taiwan.

(ii) On March 6, Mr. RR, head of the Internal Audit and Analysis Department of FX, requested Mr. SS, Head of the FH Internal Audit Division, to ask for an assistance from outside corporate auditor of FX.

(iii) On March 14, General Manager BB of FX's Corporate Finance Department informed Group Manager YY of FH's Accounting Division that, according to Accounting Firm 2, the assumption was that the FXNZ problem included the risk of accounting irregularities, in which case subsequent audit reviews would be carried out in greater detail.

(iv) Also on March 14, Accounting Firm 2 reported that Accounting Firm 2-2 intended to send a letter on March 20 to the FXNZ board of directors, and that the letter would mention possible accounting irregularities at FXNZ.

(v) On March 17, Mr. XX and the other FH corporate auditors informed FH President WW that Accounting Firm 2 intended to send out an official Fraud Letter.

Chapter 6 Issues at APO

1. Why the Inappropriate Accounting Practice Could Not Be Prevented at FXNZ, etc.

(1) Lack of Independence at the APO Internal Audit Department

(i) In the internal audit conducted by APO's Internal Audit Department in September 2009, Mr. s of APO's Internal Audit Department discovered that the capital lease requirements had not been met because of lack of Minimum Payment obligations in DSGs, the possible termination of the leases, and other factors. Mr. s indicated in the audit opinion contained in the audit report that the top priorities were that FXNZ should objectively determine DSGs' eligibility as capital leases on a case-by-case basis, that FXNZ should discuss the appropriateness of recognizing DSG sales with APO's Finance Department, and that DSGs that have been discovered should be recorded as operating leases.

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However, in response to this, General Manager v of APO's Finance Department decided that (i) the standard contract should be strictly followed for future leases, (ii) FXNZ's senior management should approve any provisions that are deviated from the standard contract on a case-by-case basis (but there was no particular follow-up on these decisions) and (iii) the accounting practice of existing DSGs would not be fixed. APO's Internal Audit Department followed these decisions. Thus, the accounting practice of existing DSGs was not fixed, and subsequently and in the same manner, MSAs with no Minimum Payment obligations continued to be recorded as capital leases at FXNZ.

Audit reports produced by APO's Internal Audit Department are supposed to be given to the president of IBG (FXAP) according to Article 25 of FX's Internal Audit Policy, but as mentioned above, after Mr. w took office as the head of APO in April 2008, APO's Internal Audit Department did not submit audit reports to the head of APO (President of IBG (FXAP)) without approval by General Manager v of APO's Finance Department.

Thus, the independence of APO's Internal Audit Department was impaired, and the opinion of General Manager of APO's Finance Department was followed. Furthermore, it is possible that the accounting treatment was not fixed according to the matters discovered by APO Internal Audit Department because of the insufficient response by the Finance Department at APO, which manages the accounting policies for APO and its affiliated overseas sales subsidiaries.

It is reasonable to conclude that this fact played a key role when considering why this matter could not be prevented or why the damage stemming from this matter became so severe. As mentioned above, the DSGs in fiscal year 2009 amounted to no more than 218 cases and sales of NZ$34 million, which eventually rose to 1,290 cases and sales of NZ$81 million in fiscal year 2014 at their peak. It is easy to imagine that FXNZ AMD subsequently allowed the MSAs to increase, seizing the opportunity where the handling by APO's Finance Department (which manages the accounting policy) was insufficient, or even considering that the MSAs were endorsed.

(ii) Mr. x of APO's Internal Audit Department prepared a report during the audit conducted in July 2015 that raised issues about the recording of MSA sales and sent it to APO T FC, however Mr. x did not send it to the head of APO, FX's Internal Audit and Analysis Department, or the corporate auditors. Mr T (APO FC) did not forward that report to anyone, nor did he give instructions to fix the past accounting practice at that time.

It can reasonably be concluded that the failure to share the results of the internal audit with the head of APO, FX's Internal Audit and Analysis Departemnt, or the corporate auditors is one reason why the issue was not fixed at that time.

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(iii) As stated above, it can reasonably be concluded that, the issues were that the change of the company system by Mr. w at APO, which requires APO's Internal Audit Department to report to General Manager of APO's Finance Department, led to the lack of independence of APO's Internal Audit Department, and that appropriate instructions to fix the accounting practice were not issued from APO's Finance Department.

(2) Inadequate Functioning of APO's FinanceDepartment

APO's Finance Department is responsible for both accounting and budget managing. When taking the appropriate steps in respect of accounting, this dual mandate may have prevented the Finance Department from taking steps because of incentives to achieve the budget,which may have resulted in not handling accounting matters appropriately.

(3) Concealment by Deputy President y and Executive Vice President w of FX, and Others

(i) The main issues about the MSAs that were discovered in the July 2015 audit were reported to Deputy President y and Executive Vice President w of FX at FX's head office, however they did not report those issues to President AA or XC.

(ii) Following the K report dated February 12, 2016, APO reported to President of FX, but specific comments, etc. about audit risks regarding Macro Adjustments were removed from the report given to President and Chairman of FX. An earlier version of the report included comments about the risks, which was submitted to Deputy President y and Executive Vice President w of FX.

Later, it was reported to Deputy President y and Executive Vice President w of FX that future loses from MSAs would be NZ$70 million in the course of a review, etc. about a FXNZ restructuring plan in July and August 2016, but on the other hand, this information was removed from the report materials that were given to President AA of FX.

(iii) Judging by these circumstances, it is possible that Deputy President y and Executive Vice President w of FX ventured to conceal information by giving instructions to APO, and a proper report was not submitted to President AA of FX or XC. Therefore, it can reasonably be concluded that APO was under the control of Deputy President y and Executive Vice President w of FX, and that their concealment of negative information regarding APO was one reason for the delay in discovering the Matter.

(4) Insufficient Resources at APO's Internal Audit Department and Physical Distance between Singapore and Oceania

As for accounting practices at FXNZ, the primary expectations are that the Finance Department at FXNZ will properly handle accounting matters, and that the Internal Audit Department at FXNZ will conduct internal audits and fix any inappropriate accounting that it discovers. Secondarily, APO's Internal Audit Department fills the function of monitoring FXNZ so that no inappropriate acts are performed with respect to accounting.

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However, the result was that the initial discovery of accounting issues regarding DSGs by APO's Internal Audit Department was during the internal audit conducted in September 2009, and during the subsequent period until July 2015. APO's Internal Audit Department was unable to discover ongoing accounting issues regarding MSAs.

The Committee infers that the reasons for this are as follows.

First, APO manages many subsidiaries of FX in the Asia and Oceania region, and while APO's Internal Audit Department is responsible for auditing all the companies under its management in this region, it is staffed only by two individuals, one manager and one general staff member. Furthermore, there was significant personnel turnover at APO between April 2009 and March 2015, with the management position and general staff position each changing three times.

Thus, APO's Internal Audit Department was hardly able to conduct audits of all the overseas sales subsidiaries each year, and they were essentially conducting audits of only a handful of companies picked up each year. In particular, FXA and FXNZ are physically separated from Singapore by a significant distance, making it difficult for APO's Internal Audit Department to travel there to conduct audits.

Although issues were actually raised concerning FXNZ in 2009, no audit was conducted until 2014, and even then, the focus of the audit was not put on MSAs.

Mr. t resigned from APO's Internal Audit Department in 2014, and according to an exit interview with him, one reason for his resignation was that he was overburdened with job responsibilities.

It can reasonably be concluded that APO's Internal Audit Department lacked personnel and was therefore unable to conduct annual audits, that in the case of FXA and FXNZ especially, it took some time to discover the issues of accounting irregularity because those offices are located so far away from Singapore, and that those could be some of the reasons why the issues continued from 2009 until 2015.

2. Measures to Prevent Recurrence

It can reasonably be concluded that the following points are especially important as measures to prevent recurrence for APO specifically.

(1) Increase Authority, Provide More Personnel, and Secure Independence at APO's Internal Audit Department

More personnel need to be allocated to APO's Internal Audit Department given that one of the reasons for the delayed discovery of issues at FXNZ in the Matter was the shorthanded staff of only two people positioned there relative to the scope of work that they were supposed to cover.

In addition, the independence of APO's Internal Audit Department needs to be secured, the practice of giving direct reports to the head of APO in accordance with the Internal Audit Policy

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needs to be firmly established at a minimum, and if there are any customary business practices left over that contravene these goals, those practices should be abolished.

(2) System Reexamination at APO's Finance Department

The existence of both a section responsible for accounting and another section responsible for managing the budget and results at overseas subsidiaries at APO's Finance Department might be one reason why appropriate accounting treatment was impaired. Thus, it can reasonably be concluded that the system needs to be reexamined, such as by splitting the accounting and budget management divisions.

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Chapter 7 Issues at FX

1. Unique Issues of FX

The Committee conducted a survey, etc. and obtained information to the effect that sales in relation to transactions with customers were recorded early to facilitate hitting sales targets in several transactions executed at multiple FX departments. The Committee shared identifiable information with FH to the extent necessary, and it received a report stating that the investigation showed no issues that affect the financial results for the current period.

2. Why Inappropriate Accounting Practice Could Not Be Prevented

(1) Introduction (relationship with APO and FXAP)

FX has Asian Pacific Operations (APO) as the division that manages the Asia Pacific region. APO is a division of the FX organization that oversees sales subsidiaries in the Asia Pacific region, such as FXA and FXZA.

Meanwhile, FXAP is a subsidiary of FX that has sales subsidiaries in the Asia Pacific region, such as FXA and FXZA, as subsidiaries. FXAP's and APO's organizational structure are identical.

APO's head (Executive General Manager of Asia Pacific Operations) holds dual positions, as a Corporate Vice President of FX and President of FXAP.

(2) Inadequate management system at FXAP and APO

(i) The maintenance and operation of the subsidiary management rules for the management of FXAP and the internal rules for APO at FX are unclear.

As stated above, FXAP is a FX subsidiary, but FX has not prepared any management rules regarding FXAP. On the other hand, APO is an organization that exists within FX, and one would expect the decision-making regarding APO to follow certain approval rules within FX.

Some important events occurred with respect to the Matter, including: (a) latent risks were discovered in the MSAs at FXNZ based on a whistleblower letter and email in July and September 2015, and (b) a management restructuring plan at FXNZ was developed mainly because of the risks in the MSAs executed in July and August 2016.

In the Matter, there is no record at FXAP that shows resposes to address risks based on internal rules were considered, even though there were the risks concerning itself and its subsidiaries. On the other hand, the Committee believes that approval procedures at FX were deemed unnecessary according to the approval rules regarding these events at APO. So, it is difficult to say that the above-mentioned rules at FXAP and APO were functioning adequately.

(ii) On the other hand, according to an interview with Mr. R (former head of APO), in the circumstances of the Matter concerning FX, when giving reports to FX regarding APO at the

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time, although reports were traditionally supposed to be directed to President AA of FX, reports were actually given to Executive Vice President w of FX at the direction of Executive Vice President w. When considering how such rules were administered, it is evident that clearly written rules were not in place regarding whom APO should report to at FX, and that acutual operation was not based on such rules.

So, when an important decision was made at APO in the Matter, former head of APO effectively took up the matter directly with Deputy President y and the top management at FX, including Executive Vice President w of FX, and effectively obtained sanction within FX by obtaining their approvals. A decision-making process was allowed that insufficient transparency and relied on personal relationships.

(3) Inadequate management system at each subsidiary under APO's management

There are no clearly written subsidiary management rules at FX regarding the direct management of subsidiaries under APO's management. There is a set of rules called the Communication Matrix for FXAP and the subsidiaries under APO's management, but the Matrix does not stipulate provisions about the relationship with FX. Thus, there were no clear rules calling for direct communication with or reporting to FX, even when an important matter arose at a subsidiary under APO's management.

(4) Inadequate management system for information sharing between FX and APO and subsidiaries under APO's management

According to FX's Business Report (for the fiscal year ended March 2016; references to the Business Report below refer to the same report; note that a summary of FX's internal control system is included in Chapter 2), one of the provisions under the "System to Ensure Fair Business Practices at the Corporate Conglomerate Comprising the Company and its Parent Company and Subsidiaries" states that "A system will be built that compels subsidiaries to report to the company regarding important decisions and information regarding financial conditions or management at subsidiaries."

However, due to some causes including irregularities under the management system at APO and its subsidiaries as mentioned above, it is observed that even important information was not being shared between FX and APO or the subsidiaries under APO's management.

(5) Insufficient Transparency in FX Company Rules regarding APO

(i) According to FX's Business Report, one of the provisions under the "system for ensuring that the execution of duties by directors complies with laws, regulations, and the articles of incorporation" states that "Compliance with laws, regulations, and the articles of incorporation will be secured through the establishment of rules regarding compliance with laws, regulations and the articles of incorporation, and rules regarding board of directors, and through the execution of duties by directors in adherence to those rules".

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However, as noted above, sufficient rules for the management of FXAP were not maintained at FX. Neither were there clear rules on the reporting line from FXAP to FX. In addition, one would expect that matters concerning APO, which was part of FX's organization, would be governed by the approval rules, but the Committee could not find that such rules were complied with. So, the Committee believes that obscure company procedures were followed without a clear understanding as to whether FXAP needed to make a decision or whether APO needed to make one in the Matter.

(ii) For instance, the Committee could not find in the meeting minutes any record of deliberation taking place at the FX board of directors or the FX Corporate Executive Committee regarding the handling of a reserve in the amount of about NZ$38 million in FXNZ's financial results for the fiscal year ended March 2016.

(6) Tendency of Concealment by Deputy President y and Executive Vice President w of FX and Others

There was a tendency of concealment regarding reporting of information, in that some of the top management at FX, including Deputy President y and Executive Vice President w of FX, were reluctant to report information that would have a negative impact on business. In other words, as set forth in Chapter 5, some of FX's top management, including Deputy President y and Executive Vice President w of FX, had opportunities to know about latent risks at FXNZ, but they did not make proper information disclosures to the people who should have received them, including Chairman HH, President AA or the corporate auditors of FX, FH, or the independent auditor.

(7) Inadequate Reporting to Chairman HH and President AA of FX

(i) President AA of FX ordered the Internal Audit and Analysis Department to conduct the internal audit in May 2016, and ordered the continuous investigation from December 2016 onwards, but the details regarding the accounting risks of the Matter could not be grasped.

As stated above, the reason for this might be that only Deputy President y and Executive Vice President w of FX, Mr. R (former head of APO), and General Manager BB of FX's Corporate Finance Department, among others, shared important information regarding FXNZ's issues concerning the Matter, and were trying to address the issues unofficially. Therefore, important information about latent risks regarding FXNZ was not quickly reported to Chairman HH and President AA of FX.

(ii) We infer that the cause of the issue might be the personal connections between Deputy President y and Executive Vice President w of FX, both of whom previously worked as managers at APO, and Mr. R (former head of APO), or the personal relationships of the members of the board of directors, but the real cause is unclear. In any event, it cannot be denied that the inadequate reporting to FX's top management, including Chairman HH and President AA, could have led to FX's delayed handling of the issues concerning the Matter.

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(8) Oversight Function by the Board of Directors Was Inadequate

The Companies Act expects the board of directors to perform an oversight function of the execution of work by each director. However, as stated above, the Committee found no record of deliberation at FX's board of directors regarding the Matter (nor any record of deliberation at FX's Corporate Executive Committee, as stated above), and the board of directors' oversight did not function properly. Therefore, this could be why FX was unable to detect early or prevent the inappropriate accounting practice of the Matter.

(9) Audit Function by Corporate Auditors Was Inadequate

The Companies Act expects corporate auditors to perform a checking function over the directors' execution of work. However, the Committee could not confirm that the corporate auditors had carried out quick and appropriate audit activities regarding the inappropriate accounting practice of the Matter, and consequently the corporate auditors' audits did not function properly.

As for FX's audit system, the full-time auditors of FX and FX's domestic subsidiaries share information at the All-FX Board of Corporate Auditors Meetings that are held once every few months. However, this sharing of information does not happen between FX and its overseas subsidiaries. Therefore, a system that allows FX's corporate auditors to obtain information from overseas subsidiaries is not being adequately maintained, which may be one of the issues.

(10) Issues regarding Internal Audit and Analysis Department

Two internal auditors are stationed at APO and are responsible for auditing, etc. of the overseas sales subsidiaries under APO's management, such as FXA and FXNZ, and they are basically in charge of supervisory audits (when the internal auditors conduct an audit of an overseas sales subsidiary, they discuss the Audit Planning with the Internal Audit and Analysis Department). Therefore, there is basically no mechanism for the FX Internal Audit and Analysis Department to directly conduct audits of the overseas subsidiaries.

As for the Internal Audit and Analysis Department personnel, currently there are only three members assigned to internal audits (overseas) in the Internal Audit and Analysis Department. The Committee is inclined to think that the audits conducted by these staff members of all the overseas subsidiaries may be insufficient.

(11) Issues regarding Corporate Finance Department

The Committee confirmed the following facts based on materials it obtained and interviews it conducted with Group Manager DD and Consolidated Team Manager GG of FX's Consolidated Accounting Group, Accounting Department. According to the facts, FX's Corporate Finance Department harbored concerns about the accounting treatment at FXNZ, but it may not have examined or discussed again the appropriateness of the accounting treatment because General

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Manager BB of FX's Corporate Finance Department already approved the accounting treatment of FXNZ, along with Deputy President y and Executive Vice President w of FX.

As the Committee pointed out in each of the chapters above, an accounting department is traditionally supposed to serve the functions of securing appropriateness and implementing the check-and-blance function regarding accounting treatments of a company by using its expert accounting knowledge, and the Committee cannot deny that FX's Corporate Finance Department's failure to perform the appropriate check-and-blance function because of its function of managing results, may have affected the above-mentioned circumstances. This point needs to be examined in an organizational manner.

(12) Sales-Centric Corporate Culture

In the interviews conducted by the Committee, many individuals stated that FX's internal plan was to increase sales in the Asia and Oceania regions at all event, even though domestic sales in Japan were stagnating, and that the local bases of operation were aware of difficult sales targets being set for them as a result.

(13) Insufficient Awareness of Compliance

The Committee cannot deny the possibility that the insufficient awareness of compliance at FX led to the delayed discovery of or contributed to the inappropriate accounting practice of the Matter.

3. Measurs to Prevent Recurrence (Reform Measures)

(1) Rebuilding Subsidiary Management System

The Committee believes that the rebuilding of thorough and clear rules that establish a management system for overseas subsidiaries is a pressing issue for FX. Ideally, the rules should include comprehensive provisions for general management, including the responsible divisions at FX, who to contact at the overseas subsidiaries, a command system, the personnel structure of the overseas subsidiaries, a reporting system, and ways for sharing information.

(2) Strengthening of Objectivity and Transparency in Company Procedures

Clear rules need to be established at FX that lay out the exact procedures to be followed for making important decisions at overseas subsidiaries. At a minimum, it is undesirable to leave the custom or administration method in which the head of the APO or presidents of overseas subsidiaries speak directly to some of FX's management team to get an approval, and by doing so, a de facto consensus is obtained inside FX. In a decision-making process like this, people in or outside the company cannot verify the appropriateness of the decision-making details or procedures, and it therefore may not be possible to prevent an illegal or inappropriate decision.

(3) Fully Functioning Internal Audit and Analysis Department and Strengthened Authority

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The Internal Audit and Analysis Department should have a robust organizational system and be granted authority as an audit department under the direct supervision of President. The activities of the Internal Audit and Analysis Department should also be publicized within the company to garner active support internally, and the internal environment and officer and employee awareness need to be reformed so that the Internal Audit and Analysis Department can fully demonstrate its capabilities. Furthermore, audit results from the Internal Audit and Analysis Department should be shared with not only President, but from the perspective of sharing information, FX should also examine an option of building and operating a system for sharing information whenever appropriate with corporate auditors or the board of corporate auditors.

(4) Strengthening of Checking Function of the Corporate Finance Department

Traditionally, an accounting department is supposed to serve the functions of securing appropriateness and implementing the check-and-balance function regarding the accounting treatments of a company by using its expert accounting knowledge, but at FX, the Comprehensive Planning Group of the Corporate Finance Department is in charge of managing the budget and results of overseas subsidiaries, and the focus is more likely to be on the management and achievement of results rather than the management of proper accounting treatments or demonstrating the supervisory function. There is room to rethink the allocation of roles under in this kind of organization.

As an organizational system, FX's Corporate Finance Department could not directly share figures or information about each subsidiary's accounting treatments under APO's management, and in practice APO had to be contacted each time the necessity arises. If FX's Corporate Finance Department is going to secure the appropriateness of accounting practices and implementing the check-and-balance function over the subsidiaries, then a system needs to be built that will enable flexible and unified management of the figures or data of each subsidiary under APO's management, even if there are merits to a unified information sharing system that goes through APO.

(5) Invigoration of the Board of Directors and Corporate Auditors

In the future, an approach is needed that will invigorate the activities undertaken by the board of directors and the corporate auditors through reforming the awareness of accounting and taking other measures.

(6) Information sharing that leverages a whistleblower system

The whistleblower system was inadequately publicized to potential users of the system in July 2015, and it is possible that there are issues concerning whether the system is user friendly. (The whistleblower system is addressed again in Chapter 9.) FX should therefore consider measures for training employees regarding the outline, etc. of the whistleblower system so that it becomes a fully functioning system.

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Chapter 8 Issues at FH

1 Why Inappropriate Accounting Practice Could Not Be Prevented

(1) Inadequate Subsidiary Management System

(i) According to FH's Business Report (for the fiscal year ended March 31, 2016; references to the Business Report below refer to the same report; note that FH's internal control system is as summarized in Chapter 2), there is a statement to the effect that "as a holding company, FH supervises the execution of business by its subsidiaries from the perspective of a shareholder, while also conducting uniformly, efficiently, and appropriately business which is common throughout the Group, and striving to maximize the corporate value of the FH Group" as one of the "Systems to Ensure Proper Operations in Our Group." In reality, however, it is possible that an adequate management system may not have been maintained and operated to manage FX.

(ii) Firstly, FH has the "Fujifilm Group: Approval Rules for the Execution of Key Operations" as its rules for managing subsidiaries such as FF, but these rules do not apply to FX and FX's subsidiaries and affiliate companies.

Additionally, the standards for presenting matters to FH's Board of Directors are of course structured so that they require compliance by FX, but FX rarely presents agenda proposals.

(2) Structure for Monitoring FX

By having FH's officers attend meetings of the Board of Directors in the role of directors and corporate auditors of FX, presumably there was the expectation that they would fulfill a certain monitoring function. However, this was limited to matters presented to the Board of Directors, and its contribution to the early discovery of risk matters such as the Matter might be limited.

(3) Inadequate Audit System in the Audit Department

(i) According to FH's Business Report, there is a statement to the effect that "FH has implemented a structure to enable FH's corporate auditors and their staff to regularly audit FH and its subsidiaries, in an effort to ensure the appropriateness of business" as one of the "Systems to Ensure Proper Operations in Our Group."

(ii) FH's corporate auditors performed audits of FX Head Office twice a year and 10-20 affiliated subsidiaries every year based on an audit plan, but it could be debatable whether this level of auditing was sufficient. Further, there were only three support staff (one of them was a secretary) in addition to the four FH corporate auditors in FH's Internal Audit Division. Therefore, it is possible that the auditing of the FX Group by corporate auditors had not functioned adequately.

(4) Inadequate Information Sharing Systems

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(i) According to FH's Business Report, there are statements to the effect that "by regularly receiving reports regarding resolution matters and report matters of the boards of directors of key FH subsidiaries, and requesting reports on other matters as necessary, FH manages and supervises the important operational executions in the FH Group" and to the effect that "FH proactively promotes the use of IT for the FH Group's operations, and strives to constantly improve the accuracy and efficiency of operational executions" as "Systems to Ensure Proper Operations in Our Group."

However, the reality seems to indicate that it was difficult for FH to obtain important information about the FX Group.

(ii) Ultimately, FH's officers attending meetings of FX's Board of Directors was insufficient as a system for collecting information on risk matters.

(iii) It is also unlikely that there was sufficient sharing of information about audits between the companies through the Audit Department's information sharing system.

(5) Insufficient Information was Collected through Investigation Activities

This also relates to "(4) Inadequate information sharing systems" above, but it is debatable whether FH's investigation activities with respect to the Matter were adequate.

(6) Relationship with FX's Shareholder XC

(i) FX was established as the sales company for Xerox copiers, initially with Japan as its sales territory, through establishing a joint venture between Fuji Photo Film Co., Ltd. (currently FH) and XC in February 1962 with each company investing 50%. Subsequently, FX successfully improved its operating results, expanded its activities to the manufacture and sale of products, and its territory grew to include China and South East Asia, in addition to Japan. Currently, the business is structured so that FX manufactures Xerox products with technology licensed from XC, sells these products to XC, and XC sells these products all over the world.

With this background, Fuji Photo Film Co., Ltd. (currently FH) acquired an additional 25% of FX's outstanding shares, increasing the shareholding in that company to 75% and transformed that company into a consolidated subsidiary (note that FH changed its trade name from Fuji Photo Film Co., Ltd. to its current trade name as of October 1, 2006).

(ii) In the meantime, each sales subsidiary under FXAP that is under investigation in the Matter were XC's sales subsidiaries in New Zealand, Australia, Malaysia, and Singapore. These subsidiaries were transferred to FX pursuant to an agreement between FX and XC to expand FX's sales territories internationally outside of Japan, and were originally under the management of XC as its sales subsidiaries. FXAU and FXNZ with which the Matter is concerned were also entities transferred to FX from XC under such circumstances.

Perhaps due to the such background, according to the interview with FX's Chairman HH,

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each of these sales companies under FXAP conducts their business operations in the XC style in some respects, and in some cases has a stronger relationship with XC than FX.

(iii) Additionally, due to the fact that FX was established as XC's sales company in Japan, the content of its business, operating methods, and governance relied on XC's methods, and to the fact that it still uses XC's technology to manufacture and sell products, it seems that the influence of XC – which holds a 25% stake – is undeniably significant. For example, according to UU, the head of the Corporate Planning Division of FH, FX continues to view XC as it were its parent company in some respects.

In other words, while FH is FX's parent company with a 75% stake in FX, it is inferred that FH's minority shareholder XC is assumed to continue to have influence on FX in excess of its shareholding ratio. On the other hand, it is undeniable that there is a tendency at FX of wanting to do the minimum necessary in terms of management, approvals, and reports with respect to FH, which holds a 75% stake.

(iv) This historical background between FH and XC and the relationship between FH and FX have not necessarily found to be the direct causes of the inappropriate accounting practice in the Matter. However, at the very least these may provide the background for inadequate management, supervision, and obtaining of information by FX and FXAP with respect to each subsidiary under FXAP as discussed in the preceding chapter and this chapter, and for FX's reluctance to share information with FH (or FF), and it would seem the possibility that these factors may have indirectly hampered the sharing of information between FH and FX and adequate and substantial management of subsidiaries by FX that could have prevented the Matter is undeniable.

2 Measures to Prevent Recurrence (Reform Measures)

(1) Rebuilding Subsidiary Management System

FH needs to put in place a subsidiary management system that also applies to FX. It should also, as necessary, revise the rules for presenting matters to the Board of Directors and other related rules, and consider implementing a system to involve FH in decision-making at FX above a certain level.

In additional to building these kinds of systems, FH needs to supervise the operational execution by FX on a day-to-day basis and share information by taking measures such as positioning necessary personnels in FX's Board of Directors and corporate Vice President .

(2) Strengthening of Audit System Functions

Firstly, many of FH's corporate auditors also serve as corporate auditors of FF, and we believe that there is a physical limit to the audit activities that can be performed for FX. We think that it may be necessary to consider a system that makes it physically possible to audit FF

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and audit FX. We also think that it is worth considering appointing a dedicated corporate auditor at FH to appropriately manage and oversee audits of FF and audits of FX.

Additionally, we believe that there is a physical limit that makes it difficult for FH's Internal Audit Division to carry out adequate audit activities. In other words, the eight members of FH's Internal Audit Division all also concurrently serve in FF's Internal Audit Division. However, such a system may not allow adequate audits of FX to be performed. Normally, it would be necessary for FH's Internal Audit Division to create a system and rules enabling them to audit FX on a day-to-day basis, but we suspect that at present there are physical limits on performing audits of FX. Therefore, it would be beneficial to consider appointing dedicated FX audit personnel or, alternatively, appoint dedicated FH audit personnel. At the very least it is desirable to put in place an organization that includes enough personnel to audit FX.

FH also needs to consider sharing audit-related information, such as by holding liaison meetings between the FH's Internal Audit Division and FX's Internal Audit and Analysis Department. Further, in order for the FH Group to efficiently perform audits, FH needs to consider putting in place a system allowing for more integrated audit activities, such as partially integrating the functions of the FH Internal Audit Division and FX's Internal Audit and Analysis Department or the exchange of personnel.

(3) Information Collection and Sharing that Utilizes Whistleblower System

According to FH's Business Report, there is a statement to the effect that "by establishing contact points ("Helpline") both inside and outside the Group for consulting, communicating, and whistleblowing in relation to the FUJIFILM Group Code of Conduct, the Company and its subsidiaries shall endeavor to detect violations early, and shall handle such matters appropriately" as one of the "Systems to Ensure Proper Operations in Our Group."

Whistleblowing systems are discussed in detail in the following chapter (Chapter 9), but in the Matter, the details of the whistleblower reports at FXNZ, FXAU, and various sales subsidiary under FXAP were not automatically shared with FX, much less FH, which can be cited as an issue with the system. Accordingly, the state of the whistleblowing system in the FH Group, as well as how whistleblower information is shared at FH with the FX Group should be reexamined. Further, for the whistleblowing system to function adequately, providing education, etc. to employees regarding the outline of the system should be considered. These points are as discussed in paragraph 3(6) of Chapter 7.

Chapter 9 Implementation of A Whistleblower System and Monitoring Its Operation

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1 Implementation Status of Whistleblower System at Each FH Group Company

(1) Implementation Status of Compliance System in the FH Group

FH does not have its own whistleblower helpline at FH.

(2) FF's Whistleblower System

FF's whistleblower system is as shown in the diagram below. As mentioned above, contact points ("Helpline") for receiving requests, notifications, and reports of findings and concerns related to the Fujifilm Group Code of Conduct and Fujifilm Group Charter for Corporate Behavior have been established, and it is structured in collaboration with FH.


FF Group Consultation Flow Chart (Risk and Compliance Matters)
FH CSR Committee
FF Total Risk Management Committee
FF Compliance Committee
Officer in charge of CSR/Audit & Supervisory Board Member
FH CSR Committee Secretariat
Divisions, Group Companies
Total Risk Management Committee Secretariat (General Manager of Compliance and Risk Management Division)
Compliance Committee Secretariat (General Manager of Compliance and Risk Management Division)
Divisions, Group Companies
Division General Manager
President of each company / officer in charge of risk
FF Compliance Helpline
Supervisor
Supervisor
Helpline at each company
Group company employees
Fujifilm employees

(Extracted from materials provided by FH)

(3) Implementation Status of Whistleblower Systems at FX and FX-affiliated Companies (All-FX)

On April 20, 2004, the FX Group established the ALL-FX Compliance Helpline Guidelines and implemented the FX Group's own whistleblower system, the Compliance Helpline, separate from the FH Group (see diagram below).

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Helpline user / Whistleblower
Receipt
Dedicated email address
Sealed document
Receipt
Tel/Internet
External helpline
(DIAL SERVICE CO.,LTD.)
Written report
Response status/result feedback
Request for response
Response report
HR Department, Labor Relations Group
(Compliance & Helpline Secretariat)
Each FX department
Sales Company/Affiliated Company
Quarterly report
*Ethics & Compliance Activities Report
FH CSR Committee Secretariat
FX Management (Ethics and Compliance Committee)
FUJI XEROX

(extracted from materials prepared by the FX Human Resources Department, Employee Relations Group)

(4) Implementation Status of Whistleblower Systems at FXNZ and APO

(i) FX has issued directions to implement whistleblower systems within the FX Group from 2006. In response to this, implementation of a whistleblower system went forward in the Asia Pacific region under the management of APO, including FXNZ, and currently a whistleblower system is operative in international FX subsidiaries other than FX Myanmar and FX Cambodia (as of April 21, 2017).

(ii) FXNZ implemented its whistleblowing policy (titled "WHISTLEBLOWING POLICY") (revised as of March 25, 2009). The Whistleblowing Policy sets forth the title name and position of the employee to contact, and as a specific contact point, employees were all made aware of the phone number of the New Zealand government's Employment Relations Infoline. The policy was revised again as of August 8, 2016, and the contact point for FXNZ was changed to a local accounting firm 4. This is how the policy continues to operate currently.

(iii) Although FXAP put in place a whistleblower system covering its own employees (please see "WHISTLE BLOWING - POLICY & PROCEDURE" dated January 1, 2009), it did not have a contact point for employees, etc. of its overseas subsidiaries.

If a whistleblower reported something at an FX overseas subsidiary under APO, including FXNZ, the details would be reported to the MQO of APO (General Affairs Division), and if the report involved human resources, a report would also go to APO HR (Human Resources Division). Whether the details of a whistleblower communication at each company would be reported to APO was ultimately at the discretion of each company's MD, and there were

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differences in how the system was operated at each company. Mr. A's case resulted in a change in the system so that from May 2016 reports regarding the MD of any company would go directly to the MQO of APO, etc. without going through each MD.

2 Operation Status of Whistleblower System at Each FH Group Company

(1) Operation Status, etc. of Whistleblower System at each FH Group Company

A whistleblower system is in operation at the FH Group in accordance with the rules, etc. discussed earlier. In addition to the handling of all types of matters, there is information sharing by the FX Group through regular reports such as the Ethics and Compliance Activities Report and the Risk Management Activities Report from FX.

(2) Operation Status of Whistleblower System in the FX Group

There is a whistleblower system in operation in the FX Group in accordance with the rules, etc. discussed earlier, and as mentioned in (1) above, there is information sharing by means of regular reports, etc. to the FH Group.

On the other hand, the All-FX Compliance Helpline is believed from the provisions of the rules to include as users FX's international subsidiaries, etc. (Article 3(3) of the "ALL-FX Compliance Helpline Operational Rules"), but it is actually premised on use by FX and its Japanese subsidiaries, and there have been no cases of an FX international subsidiary, etc. directly contacting the helpline. Additionally, we could not find any signs that indicated thorough utilization of the system, such as making all employees aware of the actual existence of the All-FX Compliance Helpline, and in substance, presumably, the FX whistleblower system was actually operated in a way that restricts its use to FX and its Japan affiliated companies.

Further, as discussed above, there is still no structure in place for matters reported by whistleblowers at each international subsidiary under FXAP to be escalated to whistleblower reports to APO or from APO to FX.

(3) Operation Status of Whistleblower System at FXNZ

[XX] (non-disclosed) reports regarding FXNZ were confirmed for the period from September 2015 to February 2017, but there was no record of use of the whistleblower system prior to that. Taking into account facts such as that FXNZ's policy with respect to the aforementioned whistleblower reports did not provide a specific contact for receiving reports, it is possible that, as of July 2015, education of potential users about the whistleblower system was insufficient, and there may have been issues as to the ease of use of the system.

The whistleblower email in the name of Tony Night in July 2015 did not use the FXNA, APO, or FX Group whistleblower systems.

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In light of the fact that the email was sent to multiple recipients with addresses that would not be known unless one were involved with the company, we presume that it was sent by someone in the FX Group.

We believe that it is possible that the person using the name Tony Night intentionally avoided using the whistleblower systems because they either did not know the existence of the FXNZ or FX Group whistleblower systems, or had doubts about the trustworthiness or effectiveness of the whistleblower systems, or for other reasons.

Chapter 10 Audit by the Accounting Auditor

In conjunction with the term of office of FH's accounting auditor expiring at the close of the ordinary general shareholders' meeting held on June 29, 2016 (the term of office under the Companies Act is one year), FH considered the number of continuous audit years, etc., and decided to change the accounting auditor. At the end of the fiscal year ended March 2017, FH switched from accounting firm 1-1, with which the predecessor accounting auditor was affiliated, to accounting firm 2-1. In conjunction with the change of the accounting auditor at the parent company, FF and FX, subsidiaries of FH, also changed the accounting auditor at the same time following the request of FH.

FH is a listed company and undergoes an accounting audit by a certified public accountant required in the Financial Instruments and Exchange Act (the audit is governed by US GAAP) as well as an audit by an accounting auditor based on the Companies Act. FF and FX (including their domestic sales subsidiaries and other subsidiaries) are non-listed subsidiaries, and they undergo audits by an accounting auditor required in the Companies Act. Other overseas subsidiaries undergo audits by overseas auditors in each of the countries where the subsidiaries are located by the same member firm as the accounting auditor of the parent company, the accounting firm 1 global member firm in the case of accounting firm 1-1, and the accounting firm 2 network firm in the case of accounting firm 2-1. According to Accounting Standards Committee Statement No. 600 "Group Audits" published by the Japanese Institute of Certified Public Accountants (the "Group Audits"), an accounting auditor should be treated as an "other auditor" under the audit system, even if the auditor is an overseas accounting auditors affiliated with the same member firm, etc.

1. Status of Audits by Predecessor Accounting Auditor and Successor Accounting Auditor

Accounting firm 1-1, the predecessor accounting auditor, conducted an audit of FH's consolidated financial statements for the fiscal period ended March 2016, and also conducted an

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audit of subsidiaries FF and FX, and their domestic sales subsidiaries and other subsidiaries (the "FH Group Audits").

Accounting firm 2-1, the successor accounting auditor, conducted an audit of FH's consolidated financial statement for the fiscal period ended March 2017 (April 1, 2016 to March 31, 2017), an audit of subsidiaries FF and FX, and their domestic sales subsidiaries and other subsidiaries, and in other words an audit of the FH Group. It also submitted an independent auditor quarterly review report for the consolidated financial statement up until the third quarter (December 2016). At this stage of this Investigation by the Committee, Accounting firm 2-1 is still conducting audit procedures for the period ended March 2017.

2. Occurrence of the Matter and Subsequent Handling by Each Accounting Auditor

An article was published in a New Zealand newspaper on September 22, 2016 that blew the whistle on accounting irregularity. The audit team at accounting firm 2-3 contacted the audit team at accounting firm 2-1, the successor accounting auditor, and it was the first time the Matter came to light. However, it is recorded that FX's and FXNZ's explanation was a false account at odds with facts in the interview conducted by the audit team at accounting firm 2-1 with FX's Legal Affairs Department and the interview conducted by accounting firm 2-2 on October 31, 2016 with FXNZ's management team. Accounting firm 2 conducted a review of the audit report prepared by the predecessor accounting auditor as well as an interim audit to continue the audit agreement, which led to planning the implementation of additional audit procedures regarding the fiscal period ended March 2016 and earlier periods. That, in turn, led to a briefing by accounting firm 2-2 on February 9, 2017 regarding the existence of some circumstances regarding the Matter and a report to FH's Accounting Division and the corporate auditors. Further, a series of conference calls were held with accounting firm 2-2 from February 14, 2017, during which the following points were discovered for the first time: that an internal person blew the whistle in the past, that statements were included in the results of FXNZ operations investigation conducted by another accounting firm and in the results of interviews of FXNZ conducted by a law firm suggesting the existence of the Matter, and that an investigation team was dispatched from FX to FXNZ to do an on-site investigation.

Under these circumstances, and after several requests to FXNZ, accounting firm 2-2 submitted a letter regarding suspicion of wrongdoing on March 21, 2017 titled "Accounting Firm 2 Fraud Letter". With that, accounting firm 2-1 told President of FH, the full-time corporate auditor, General Manager of Audit Department, and the group head of accounting that there may be a material impact on FH's consolidated financial statements and that it had determined that opening a formal investigation was necessary.

The Committee believes that after this, accounting firm 2-1 began to consider the necessity, etc. of adding audit procedures to address new audit risks in light of the results of the investigation

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conducted by FH's internal investigation team and the developments yielded in the investigation conducted by the Committee.

The Committee also believes that accounting firm 1-1, the predecessor accounting auditor, began to consider the necessity of adding audit procedures for previous fiscal years to address the newly identified audit risks in light of these investigations, etc., in the same manner as accounting firm 2-1.

3. Evaluation of the Audit Results Produced by Accounting Auditor

The audits conducted by both accounting auditors before the Matter arose are stated in 1. and 3. above. However, as stated in each of the matters above, ultimately the audits conducted by the accounting auditors failed to prevent the occurrence of the issues concerning the Matter at the FH group or detect them early.

The Committee infers, as stated in the summary of each matter above, that the following events affected this situation: that internal controls were thwarted by collusion between related parties, that fabricated audit evidence was submitted and false explanations at odds with fact were given to the accounting auditor, that there was accounting irregularity at companies outside the scope of audits that were deemed not important for audit purposes, and that the accounting auditor—an independent third party that was not authorized to directly or forcibly investigate the facts concerning outside related parties who were outside the FH group—had difficulties collecting facts, etc. as audit evidence that were at odds with the company's explanations in the course of the audits.

The purpose of this investigation was to investigate specific lease transaction issues, the existence of similar issues, and the facts at overseas sales subsidiaries, to analyze the cause of the issues, and to suggest measures to prevent recurrence. Further, because the section "Other Matters Deemed Important by the Committee" was added, the Committee considered whether it would be appropriate to include an evaluation of the appropriateness of the audits conducted by the accounting auditors. However, to evaluate the appropriateness or suitability of the results of an accounting auditor's audit of consolidated financial statements, each accounting auditor usually needs to evaluate the overall framework of the business being audited (programs and systems) regarding all the subject fiscal years, and to comprehensively and specifically investigate and evaluate retroactively the individual audit reports covering all the individual audit procedures. The Committee concluded that it would be difficult to thoroughly investigate and evaluate all these in this Investigation.

Chapter 11 Reasons Why the Inappropriate Accounting Practice Could Not Be Avoided

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Our analysis of the causes of the inappropriate accounting practice in the Matter is as respectively stated in Chapter 3, Chapter 4, and Chapters 6 through 8. While the issues that occurred in New Zealand and Australia and their causes have much in common, the issues at APO (Chapter 6) are issues of a different dimension (this is shared with the issues at FX as set forth in Chapter 7), and the issues at FH (Chapter 8) can be said to be an even different issue.

Accordingly, below we will first examine the issue of the "sales pressure" that is pointed out in Chapter 3, Chapter 4 and Chapter 6, and thereafter, we will discuss the material issues behind the causes raised in each chapter.

1. There Was Pressure with Respect to Sales

In the interviews in this Investigation, a number of the interviewees (APO-related people) said that pressure from FX to attain business results (especially to achieve sales) was very intense. In particular, people who were involved in budget allocations and personnel evaluations at FX AP from around 2009 through 2015 uniformly made statements to the effect that with the economic decline and slowdown of growth in Japan, there were expectations from all of FX for the China and Asia region to act as a driving force to restore business performance, and the regions attracted their attentions.

If one looks at the budget formulation materials from that time, for example, in the December 2009 FX Corporate Executive Committee materials titled "FX FY2010 Budget Compilation Policy (Draft)", in the context of how to achieve growth, there is the statement, "capturing opportunities in growth regions > AP China growth strategy". In the February 2010 FX Corporate Executive Committee materials titled "FX FY2010 Budget (Draft)", on the page titled "Direction to Aim For in FY2010," as a budget formulation emphasis item, there is the statement "Driving FX consolidated earnings through growth that is greater than the GDP expansion of each country" with respect to "growth by active investments in the Asia/China market." Also, in the July 2010 FX Corporate Executive Committee materials covering the second half of 2010, it is possible to find the expression "Growth in Asia/China" as one of the second-half budget formulation themes (next to business performance turn-around: return to sales volume of 1 trillion yen "Mo iccho yaruzo!!" which has a double meaning of "Do one more time" and "Achieve one trillion" in Japanese). From the fact that growth in Asia/China was repeatedly raised as a topic at the Corporate Executive Committee and the ardor of "Mo iccho yaruzo!!" at FX, which always strictly managed budgets, it is not difficult to imagine that FX headquarters was placing considerably strong expectations on the officers in charge of AP at that time. Strong expectations from management frequently become strong pressure on subordinates.

Furthermore, from a survey conducted by the Committee, facts have come to light such as excessive pressure to achieve sales is also seen at FX offices in Japan, that some business divisions

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are directed to come up with "pride values" (the figure to achive with one's pride at stake), and the "pride values" were used as a tool to push staff to achieve targets for fiscal year 2016.

In light of the sales-centric corporate culture at FX, and given that the Committee perceived these kinds of facts through the Investigation, it is strongly suggested that setting aside Japan, at least at the sales subsidiaries under the APO umbrella, there probably was severe pressure to achieve sales coming from the FX headquarters through APO already at the time around 2009 when the lease transactions that became an issue in the Matter came to be actively carried out. Furthermore, it can be found that this strong expectation by FX management towards achieving business results was a company-wide tendency of not only the Asia region covered by APO, but the FX Group, including within Japan.

2. Causes of the Inappropriate Accounting practice related to the Matter at FX, FXNZ and FXA

(1) The Finance Department at APO also was Responsible for Financial Performance Management

That the APO Finance Department, in addition to having accounting and finance check functions, also performed the role of performance management, can be raised as one of the main causes of the inappropriate accounting practice carried out at FXNZ and FXA. This is said to be the FX group's traditional culture, but there were great expectations from FX headquarters for the region under APO's control to be the driver in performance recovery. Accordingly, at a time when naturally this was viewed by senior management (at the time, APO's CEO was Mr. w) as a top priority (and accordingly, as is seen in 1 above, given the strong pressure towards achieving business results), since the same person was in charge of both functions, it can be surmised that even if it is an inappropriate accounting practice, the approach was to find some way not to bring about an adverse impact on achieving business results, and that there was a sense of crisis that measures had to be taken to achieve the goal. The head of APO's Finance Department at the time, Mr. v, on instructions from the head of APO, Mr. w, made the internal audit function ineffective by intervening in the internal audit reporting line and trying to give "suggestions"; it is difficult to conclude that there was no relationship between his position and the pressure that was APO was subject to. Of course, Mr. v was the person responsible for ensuring that proper accounting practices were followed in formulating accurate financial statements for the firm; that he was also responsible for financial performance management is obviously not a justification for his inability to fulfil these responsibilities.

In any event, the fact that internal control restraints did not function because APO's finance department also was responsible for financial performance management functions is one of the important causes that brought about the inappropriate accounting practice in the Matter.

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(2) Corporate Culture of Concealing Information from Accounting Auditors and Stance on Accounting Audits

In interviews in the Investigation, a number of people related to this Matter, from Mr. T, Mr. CC, and the head of APO, Mr. R., staffs of the FX's Corporate Finance Department, right up to Mr. w whois an Executive Vice President of FX , and the head of APO (Mr. R's predecessor) and moreover, Mr. y, FX Deputy President, stated that they had no awareness that the recording of sales based on a MSA that does not meet conditions as a capital lease is "accounting irregularity". When asked the reason for that, they answered, "(this process) had cleared the audit (up to the prior fiscal year)" and "since no comment was made in audits until then, I thought there was no problem." On the other hand, all of them understood that the MSAs that fell short of Target Volumes (particularly those that have no provision for the client to pay a Minimum Payment), though large sales are recorded at the time of lease inception, entailed risk in terms of recovering the full transaction amount from the start, and as a result are transactions that are sales with no substance, and further, it is conceivable that at least FX Deputy President Mr. y, Executive Vice President of FX Mr. w, and APO accounting member (at the time) Mr. T understood also that they do not meet the lease accounting requirements listed as assumptions in the written opinions by the two independent auditors in 2009. While understanding that (however, to what degree they understood, including accounting significance, differs for each of them, and the degree of their understanding differs slightly), they concealed that reality from and did not report it to the independent auditor that was in charge of audits, and they reasoned that if no comment was made in an audit, it had "passed the audit" (in other words, it was determined as not having any accounting issues).

However, according to the following listed statements made in interviews with Deputy President y and Executive Vice President w, it would not be going too far to say that a unique attitude and approach towards accounting audits was prevalent throughout FX. That is to say, it cannot be denied that the culture of concealment when giving explanations to independent auditors conducting accounting audit and the misunderstanding of accounting audits became an underlying cause of the inappropriate accounting in this case, and delayed the opportunity to discover and prevent inappropriate auditing.

- Even if there is a gray area in the accounting process, there is no need to actively report that to the independent auditor , and it is sufficient to deal with it if it is raised in the audit;
- Even if the independent auditor says that there is an audit discrepancy, it is not necessary to accept all of those findings, and it is FX's tradition that FX may reject the auditor's findings;

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- FX's approach was that it is not necessary to talk to the independent auditor until the policy was decided within FX regarding (for example) to what extent reserves would be booked (even in the case of a 'gray' accounting area that might be subject to a comment by the auditor);

- We have to try our best (a comment made to an accounting department employee who noticed that there was ¥2 billion of unrealized earnings that still have not undergone consolidated elimination in past account settlements and sought for a policy for dealing with it);

- The approach was, (even if there was something that the person himself thought was 'gray' accounting) if it is not made a topic by the auditor, since it was not raised as an issue up to now, it will be sufficient if we keep quiet about it for this period and it is dealt with in future periods, and it's fine if we do not raise everything all at once during this period's accounting; and

- We think that an audit is for getting a seal of approval for the accounts that we submitted, and the auditor isn't doing it for free.

(3) There was Pressure from Management on APO's Internal Audit Department

That the internal audit departments in the FX group (especially APO's internal audit department) did not satisfactorily perform their expected roles also is one of the major causes of the inappropriate accounting practice in New Zealand in this case and that accounting not having been corrected for a long period of time also on the FXAP consolidated accounts. As mentioned in Chapter 6, if as of 2009 there had been a correction of direction so as not to post sales based on MSAs that do not satisfy capital lease conditions, even if it had not been possible to entirely avoid the inappropriate transactions, etc. by Mr. A in New Zealand, at least that kind of situation of the expansion of losses due to the MSA overuse probably could have been avoided to a considerable degree.

However, according to facts discovered through the Committee's investigation, the manager in 2009 of APO's internal audit department, Mr. s, apparently strongly refused to back down to Mr. v on the point that said lease posting of sales based on MSAs cannot be accepted, and because Mr. t, who took the post of manager after Mr. s was transferred to the Philippines on Mr. v's recommendation, also received "advice" from Mr. v to the extent that as a result a revision of the audit report was unavoidable, it can be said that APO's internal audit department at the time endeavored to fulfil its responsibilities. That being the case, there must have been all the more pressure from the APO management at the time to the extent that those internal audit department functions were rendered ineffective.

(4) There were Shortcomings in Management System for Foreign Subsidiaries (particularly the Oceania region)

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While as mentioned above there are a multiple causes and background circumstances that conceivably resulted in the inappropriate accounting practice in the Matter, it can be said that the inappropriate accounting would not have occurred at the scale of the New Zealand revised amount in the Matter and the revised amount in Australia if at the time that Mr. A was MD in New Zealand and Australia MSAs that lacked Minimum Payments clauses had not come to be made and if lease transactions in which actual volume greatly fell short of target volume had not been overly used. Accordingly, the fact that there were shortcomings in the management system for foreign subsidiaries (particularly sales subsidiaries in the Oceania region) by FX through APO also must be said to be one of the major causes in this case.

Indeed, according to interviews with those concerned, when FX purchased FXNZ and FXA from XC in November 1990, the FX management decided to place these Oceania region sales companies under the umbrella of APO and manage them in Singapore, but unlike many of the other sales subsidiaries under the APO umbrella, people sent from FX headquarters (people who have a certain understanding of Japanese corporate management) were not placed in top positions, and without making changes to management personnel and the like. FX management allowed the existing management methods that were conducted as XC group companies to be followed without change for the time being. It is said that because British Commonwealth countries such as Australia and New Zealand greatly differ from Asia in culture, religion, and racial makeup, the approach was not to bring about an adverse impact on local business (where until then business had been going well) by suddenly introducing so-called Japanese management.

Certainly, we believe that there is reasonableness in maintaining management of sales aspects in order to maintain relations with the existing sales system and customers, but we believe that it may have been necessary to develop FX's audit system with APO as its subject through personnel and system improvements and the like in the accounting and audit departments in order to prevent local managers from being out of control.

Furthermore, it is recognized that borrowing by FXNZ (loan volume within the group) expanded excessively in relation to its size and sales volume, and this also is thought to have been one sign foretelling the Matter, but FX's Corporate Finance Department and APO also unthinkingly continued lending, and did not carry out any particularly detailed investigation. It can be observed that this too is a fact that indicates that the audit system did not function sufficiently.

Moreover, it can be pointed out that a fundamental problem in FXNZ is the coexistence of the sales company and the lease company, and their representative being the same person. Practically speaking the screening of transaction details by the lease company at the time of equipment sales brings to bear a certain check function, but in the Matter the representative at FXNZ is one and the same person, and as a result lease agreements that target transactions for which demand is

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diluted are unthinkingly continued. FX tacitly approved maintaining a system at FXNZ that easily resulted in wrongdoing notwithstanding FX, in light of the function of a lease company in business, having conducted so-called third-party lease transactions through outside lease companies that are not with FX's own group.

Management of a foreign subsidiary is an extremely difficult problem, but over 25 years have passed already since the purchase of FXNZ and FXA, so it probably can be said that the time had come when it would have been appropriate to implement some sort of policy to effectuate subsidiary control by FX while controlling any adverse impact on local business. Viewed in this way, here again the shortcomings in the management system and business system of foreign subsidiaries (particularly Oceania region sales subsidiaries) by FX group through APO must be said to be one of the major causes in this case. We also note that whereas the business size and sales volume of the sales subsidiaries that are under APO's control have grown at least several times over the time since APO was established, the size of the management department remains largely unchanged, so it is clear that there existed a problem with physical response capability.

Chapter 12 Measures to Prevent Recurrence (Proposals)

Although we have already proposed various measures to prevent recurrence, in this chapter we summarize below the measures to prevent recurrence that the Committee believes are especially important to propose with respect to this Matter.

1. Proposals with respect to FX

(1) Rectification of the Lack of a Sense of Ethics and Honesty when Preparing Financial Statements

As can be judged from what has been seen up to this point, it must be said that some of FX's officers and employees have lacked a sense of ethics and honesty when preparing the financial statements. This lack of a sense of ethics and honesty also gives rise to the misunderstanding with respect to accounting audits that can be seen from the culture of concealment and the "we have to try our best" statement mentioned in section 2 of Chapter 11. We believe that FX's management lacked an awareness or perspective of honesty towards the stock market and investors because FX is not a listed company. However, as a major company whose name and products are widely known around the world, FX has a responsibility to society. In addition, it indirectly participates in the stock market through disclosures in the consolidated financial statements of its parent company (FH), so it also has an impact on the investment decisions of investors. FX needs to rectify this lack of a sense of ethics and honesty when preparing financial statements with a sense of self-awareness, and it needs to bear its share of the social responsibility to produce and

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disclose appropriate financial statements and fulfill the responsibility to explain them to investors.

FX requires "strength" in numbers for sales and industry market share, etc., and by applying excessive pressure on employees through an overly sales-centric mindset, it is possible that FX may have pushed employees into a situation in which they could not help but to adopt inappropriate accounting practices that are not ethically permitted.

In order to be a company that is trusted by society, we believe that guidance and education for officers and employees is essential to realizing an open, fair, and clear corporate culture, which is the FH Group vision.

(2) Management Department Reorganization — Separation of Financial Performance Management from the Administrative Jurisdiction of the Accounting Department

As discussed in section 2 of Chapter 11, APO's Finance Department normally would be expected to act as a control function by ensuring the proper application of accounting practices with expert accounting knowledge. Having APO's Finance Deparment be responsible for a financial performance management function in addition to its accounting function is one cause of the inappropriate accounting practices that occurred in the Matter. Therefore, APO's Finance Departmemt should quickly be reorganized. Specifically, the financial performance management and accounting functions should be separated into different departments, and their respective department heads and responsible officers should be different people.

Furthermore, in interviews during our Investigation, we obtained statements to the effect that the accounting department having these two functions at the same time was in line with the traditional culture of the FX Group. In fact, FX's Corporate Finance Department also contains a comprehensive planning group that is responsible for financial performance management, so FX is also in a state where accounting practices and financial performance management are conducted by the same department. As with APO, some type of systemic improvement should be considered.

(3) Securing Independence and Sufficient Staffing for Internal Audit

APO's Internal Audit Department having not functioned effectively is another cause of the inappropriate accounting in the Matter. However, as described in section 2 of Chapter 11, this is due to APO's management at the time having intervened in APO's Internal Audit Department to the point where it was rendered ineffective. We understand that in the past, the internal audit department was staffed with individuals that, like Mr. s (head of APO's Internal Audit Department in 2009) would express necessary opinions to the CFO at the time. In order to restore and strengthen the audit function of the internal audit department in the FX Group (i.e., the Internal Audit Department at APO), there is an urgent need to secure the independence of the internal audit department and to secure superior personnel, including an increase in staffing.

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In addition, although FX's internal audit department investigated FXNZ, it ultimately did not lead to the early discovery of the Matter. This suggests that FX may need to review its internal audit department from both a personnel and organizational perspectives.

(4) Review of the Management System for Overseas Subsidiaries (particularly the Oceania region)

As described in section 2 of Chapter 11, we believe that it is difficult in some respects for Japanese companies to manage overseas subsidiaries (particularly those in Commonwealth nations in the Oceania region). This is a deep-rooted problem, and it is doubtful that it can be rapidly improved in a short period of time. However, efforts should be made to ensure that appropriate personnel are appointed as top management, and the systems and methods of subsidiary management are revised so that FX headquarters, and FH as well, can keep an eye on its overseas subsidiaries.

It is obviously necessary to still take care in the future to not have an adverse impact on local business, but a situation that is close to being out of control must not be leftjust because of an excess of concern about adverse impacts on local business. A system for communication and monitoring that is sufficient to ensure management transparency and to bridge the physical distance should be constructed.

In addition, as was mentioned in section 2(4) of Chapter 11, it is possible that a business structure that operates an equipment sales company and a leasing company within the same corporate group may induce inappropriate transactions, and it is desirable to take some type of quick countermeasures regarding the current operation of each company at each overseas subsidiary under APO's control.

2. Proposals with respect to FH — Necessity of Governance of FX, Stimulating a Sense of Unity within the Group

It must be pointed out that the background of the current matter is that FH was not able to, or did not, sufficiently control FX. FH has increased its equity ratio in FX from the previous 50% to 75%, and it has still permitted FX a certain level of independence even after 2001, when it came to control FX through its capital relationship. A sense of unity like the one seen between FH and FF cannot be found between FH and FX.

For example, that is immediately obvious if one looks at both companies' websites, where one does not even get the sense that the two share a direction, let alone a sense of unity as group companies. They merely share "FUJI" in English or Japanese in part of their company names, and have posted small banners or URLs for the other company on their respective websites. Despite the fact that the parent company sets the goal of an "open, fair, and clear corporate culture" in its corporate philosophy, "open, fair, and clear" cannot be found anywhere on FX's website, and FH's slogan "Value From Innovation" also seems to never be skillfully used or introduced in any

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advertising or investor relations pages on FX's website. It is undeniable that feelings like the yearning for autonomous management that was desired by FX's management while caught between two major shareholders is in the background of this type of independence on the part of FX, its sales-centric mindset and the distorted view towards accounting that derives from the mindset.

However, in order to prevent problems like the current Matter from repeating, as the FH Group, we believe that FH needs to seriously consider exercising more control over FX. Whatever issues may lie in the background, FX's sales-centric mindset and the distorted view towards accounting that derives from it must be corrected. There is a concern that the same problem could arise in the future unless FH skillfully takes hold of FX: FH may need to remain aware of certain points when exercising control, but we think FH needs to provide strong guidance to ensure rotten parts of the company are removed as noted above, namely the lack of a sense of ethics and honesty when preparing financial statements, ensuring the separation of administrative jurisdiction of the accounting department and the financial performance management function, correcting the problem of the internal audit department and other internal controls being rendered ineffective due to interventions by management, and correcting the issue of excessive pressure to reach sales targets.

In order to realize the appropriate governance of group companies, FH needs to reconsider the proper system of management and administration functions and human resources in the organization, including at FX, and to carry out a company-wide reorganization aimed at achieving a more robust framework for compliance system and internal controls.

End

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Investigation Report

June 10, 2017

This document is an English translation of the Investigation Report (the "Report") provided to FUJIFILM Holdings Corporation ("the Company") by the Independent Investigation Committee dated on June 10, 2017. The Report in Japanese is the original and English translation shall be used only for the reference. Due to the limitation of time for the preparation of the English translation, this document is subject to further review and change. In the event of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail. The Company makes no assurance and warranty with respect to the completeness and accuracy of this English translation and assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising out of the translation.

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FUJIFILM Holdings Corporation – Independent Investigation Committee

To: FUJIFILM Holdings Corporation

By: FUJIFILM Holdings Corporation – Independent Investigation Committee

Committee Chairman: Taigi Ito

Committee Member: Kyoichi Sato

Committee Member: Koji Nishimura

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【Table of Contents】

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【Glossary】

Term	Description
Monthly Committed Payments	The minimum monthly usage charge stipulated in an agreement. Even if the actual usage is significantly below the target volume, loss can be avoided to the extent of the minimum usage.
Individual Entry	An accounting practice that records revenue that is higher than the actual revenue, thereby improving financial results or financial conditions.
Residual Values	Residuals values of equipment at the end of a term of lease agreement.
Sponsorship Cost	The cost incurred by FXNZ to provide funding support or to supply furnishings free of charge to universities and other organizations that purchase equipment.
Third Party Settlements	When FXNZ wins a customer from a competitor, the payment FXNZ makes on behalf of the customer to pay the lease balance the customer has at the time with the competitor it had a contract with. This is believed to be an industry practice.
Target Volume(s)	The monthly target copy volume regarding MSA or GCSA adopted at FXNZ.
Internal Interest	An issue whereby a contract with an interest rate lower than the target interest rate at FXNZ is executed, resulting in entries that increase FINCO's interest revenue and MARCO's operating expenses at the end of the month.
Committee	The Independent Investigation Committee.
Investigation	This investigation by the Committee.
Report	The investigation report by the Committee.
Macro Adjustments	An accounting practice that records revenue higher than the actual revenue or an expense lower than the actual expense, thereby improving financial results or financial conditions.
Click Rate	Unit price per copy according to contracts such as MSA or GCSA.
Minimum Payments	Minimum lease payments
(Contract) Rollover(s)	Transition from an MSA or GCSA, which has a contract term of several years, to a new contract at a lower unit price before the initial contract expires in order to record a new sale of equipment.
AGM	Annual General Meeting
All-FX	All FX Group companies
APO	FX's Asia Pacific Sales Headquarters or Asia Pacific Operation

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BSG	Business Support Group (a division within FXNZ)
CA	Customer Admin (a division within FXNZ)
Click	Unit price per copy according to contracts such as MSA or GCSA.
CEO	Chief Executive Officer
CFO	Chief Financial Officer
DGC	Deal Governance Committee
DGM	Deal Governance Meeting
DGP	Deal Governance Process
DSA	Document Services Agreement (a type of contract)
DSG	Document Services Group (a type of contract)
EDSA	Education Document Service Agreement (a type of contract at FXNZ for educational institutions)
ELT	Executive Leadership Team
FC	Financial Controller
FF	FUJIFILM Corporation
FH	FUJIFILM Holdings Corporation
FH-CC	Corporate Communications Office (Public Relations and IR departments) of FH Corporate Planning Division
FINCO	Fuji Xerox Finance Limited, a New Zealand corporation (A financing company of FXNZ. MARCO and FINCO together comprise FXNZ. FXA is structured similarly. Lease receivables are recorded at FINCO.)
FSMA	Full Service Maintenance Agreement (service sales from finance lease contracts)
FX	Fuji Xerox Co., Ltd. (an FH subsidiary with 75% equity held by FH)
FXA	Fuji Xerox Australia Pty. Ltd. (FX's overseas affiliated company (sales company) in Australia)
FXAU	A collective term for FXA and FXF in Australia
FXAP	Fuji Xerox Asia Pacific Pte Ltd. (FX's overseas affiliated company in Singapore; having functions as an APO to direct the Asia and Oceania area)
FXCA	Branch of Fuji Xerox Asia Pacific Pte Ltd.
FXCL	Fuji Xerox (China) Limited
FXDMS	Fuji Xerox Document Management Solutions Pty. Limited
FXF	Fuji Xerox Finance Ltd., an Australian corporation (a financing company in Australia; FXF and FXA together comprise FXAU)
FXHK	Fuji Xerox (Hong Kong) Limited

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FXK	Fuji Xerox Korea Co., Ltd.
FXML	Fuji Xerox Asia Pacific Pte Ltd. (Malaysia Operations)
FXMM	Fuji Xerox Asia Pacific Pte Ltd. (Myanmar Branch)
FXNZ	A collective term for FINCO and MARCO in New Zealand
FXP	Fuji Xerox Philippines, Inc.
FXPC	Fuji Xerox Asia Pacific Pte Ltd, Australia Branch
FXS	Fuji Xerox Singapore Pte Ltd.
FXTH	Fuji Xerox (Thailand) Co., Ltd.
FXTW	Fuji Xerox Taiwan Corporation
FXV	Fuji Xerox Vietnam Company Limited
GCA	Graphic Communication Agreement
GCO	Greater China Operation (operations in the China area)
GCSA	Graphic Communications Service Arts Agreement (a type of contract)
GS	Global Services (a service line within FX)
IBG	International Business Group (each overseas business division such as APO and GCO used by FX)
MARCO	Fuji Xerox (Sales) Pty. Limited, a New Zealand corporation (A sales company of FXNZ. MARCO and FINCO together comprise FXNZ. FXA is structured similarly.)
MD	Managing Director
MDSA	Managed Document Service Agreement (a type of contract)
MSA	Managed Service Agreement (Contract) (A contract consolidating equipment sales and maintenance service, etc. for collecting monthly copy charges to cover equipment charges, consumable charges, maintenance charges and interest.)
NBR	The National Business Review (an economic newspaper in New Zealand)
OPCO(s)	Operating Company(ies) (sales operating companies such as FXNZ, FXA etc.)
ORS	Out Right Sales (Upfront Sales) (machine sales recognized when a finance lease is executed)
SFO	Serious Fraud Office (A New Zealand investigation agency. A public office that, in consultation with the police, detects, investigates and prosecutes serious and complex economic crimes.)
TCLR	Target Volume multiplied by Click Rate (i.e., the product of target copy volume stipulated in contracts and unit price per copy)

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Tony Night	The sender of a whistleblowing email; the sender is as yet unidentified.
TSC	Total Service Contract (a contract that includes all services provided by the company, such as help desk, licensing, etc.)
Counterparty 1	One of FXNZ's customers.
XC	Xerox Corporation (A parent company (100% interest) of Rank Xerox Limited (now called Xerox Limited) of the U.K., which holds 25% of equity in FX; a substantial shareholder in FX.)

Note: In this Report, unless otherwise noted, all department names and titles are department names and titles in effect at the time.

Note: Figures in parentheses in tables in this Repot indicate negative values.

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Chapter 1 Outline of the Investigation

1. Background to the Creation of the Independent Investigation Committee

FUJIFILM Holdings Corporation ("FH") is, as of the date of creation of this Report, comprised of the group companies listed in Chapter 2, and Fuji Xerox Co., Ltd. ("FX") is a consolidated subsidiary of FH.

In relation to the financial results of FH for the fiscal year ended March 31, 2017, it is found that there was a need to confirm the appropriateness of accounting practices in terms of accuracy and collectability, etc. regarding receivables in relation to certain lease transactions in or before fiscal 2015 by Fuji Xerox New Zealand Limited ("FXNZ"), an overseas subsidiary of FX (the "Matter"). Please note that in the subsequent chapters of this Report, "the Matter" may be used to collectively describe both the Matter and other facts uncovered in the process of the Investigation relating to the process of decision-making and information escalation processes, etc. by the related parties, including cases similar to the Matter and other connected or related facts.

As a result, FH announced on April 20, 2017 in its "Notice of Creation of Independent Investigation Committee and Postponement of Announcement of Financial Results for Fiscal Year Ended March 31, 2017" (Tokyo Stock Exchange timely disclosure; hereinafter the "April 20 Disclosure") that the Matter had been discovered and that its financial results for the fiscal year ended March 31, 2017 (April 1, 2016 to March 31, 2017) would not be released on the scheduled date (April 27, 2017).

(1) Creation of an internal investigation committee

On March 22, 2017, prior to the April 20 Disclosure, FH commenced investigations into the Matter and then created an internal investigative committee on March 27.

(2) Creation of the Independent Investigation Committee

At a board meeting on April 20, 2017, FH passed a board resolution creating an independent investigation committee comprised of outside experts without any interests in FH (the "Committee"), to improve the objectivity and credibility of the investigation into the Matter.

2. Entrusted Matters

On April 20, 2017, the Committee was entrusted by FH with performing the following:

(1) Investigating the facts pertaining to the Matter;

(2) Investigating the existence or non-existence of the cases similar to the Matter and the facts

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pertaining to such cases (if any);

(3) Analyzing the causes of the Matter and making recommendations on preventative measures;

(4) Other matters recognized as necessary by the Committee.

3. The Committee Members

The Committee is comprised of the following:

Chairman	Taigi Ito	Certified Public Accountant (Ito CPA Accounting Office)
Member	Kyoichi Sato	Attorney-at-law (City-Yuwa Partners)
Member	Koji Nishimura	Attorney-at-law (Matsuo & Kosugi)

The Committee appointed following assistant investigators and had them assist with the Investigation:

Deloitte Tohmatsu Financial Advisory	Representative Assistant Investigator, CPA Shigeru Tsukishima (224 persons in total)
City-Yuwa Partners	Representative Assistant Investigator, Attorney-at-law Masahiro Terada Attorney-at-law Haruka Shibuya Attorney-at-law Hitoshi Sakai Attorney-at-law Hiroyasu Horimoto Attorney-at-law Yoko Maeda (15 in total)
Matsuo & Kosugi	Representative Assistant Investigator, Attorney-at-law Kazuo Iwasa Attorney-at-law Yoshihiko Takahashi Attorney-at-law Takeo Tanaka Attorney-at-law Kasumi Hanami Attorney-at-law Shintaro Tominaga (8 in total)

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4. Internal investigation committee's investigation progress report and handover of evidentiary materials

As part of its investigation, the Committee collected the reports provided by the internal investigation committee prepared prior to the creation of the Committee. It also requested, obtained, and took over the preserved data (including data preserved, collected and extracted by digital forensics) on the servers of FXNZ, Fuji Xerox Australia Pty. Ltd. ("FXA"), Fuji Xerox Asia Pacific Pte Ltd ("FXAP"), FX, and FH, with respect to which preservation had already commenced (including examination of data after preservation and preparation for preservation), and contained on PCs used for work by executives and employees subject to investigation.

Of these, for FXNZ and FXA, prior to the Committee being created the internal investigation committee had already commenced preservation, preparation and extraction work for digital forensics and interviews of (several) related parties via a member firm of Deloitte Touche Tohmatsu Limited in New Zealand or Australia (individually or collectively "Local Deloitte").

The Committee determined that it was effective and realistic to use the preservation, preparation and extraction for digital forensics that had been conducted by Local Deloitte, as well as the outcome of the few interviews that Local Deloitte had already conducted, in order to carry out its investigation promptly and effectively, and therefore examined the contents thereof, and used the same in its investigation.

At the time that the internal investigation committee was created, Local Deloitte provided information to the internal investigation committee via respective local law firms (New Zealand: MEREDITH CONNELL, Australia: HWL EBSWORTH) according to the local custom, and this same framework was maintained in investigations after creation of the Committee.

The investigation outcomes and data received from the internal investigation committee will be used as evidentiary material by the Committee, but the findings of the Committee's investigation are not affected by the findings of the internal investigation committee.

5. Investigative methods, etc. used by the Committee and assumptions of the Investigation

(1) Outline of the investigation methods

Between April 20 and June 10, 2017, the Committee conducted its investigation based on data documents disclosed by FH, FX, FXAP, FXNZ, FXA, etc. and their related parties, interviews with related parties, data from digital forensics, and public information, etc. Details are as follows.

(i) Period to be investigated

The Committee was originally created based on the need to confirm the appropriateness of accounting practices for receivables and collectability, etc. for certain lease transactions before 2015, so the target period for the Committee's investigation was set to the period from April 1,

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2010 to December 31, 2016, from the perspective of effectiveness and achievability of the investigation. However, the Committee also investigated the facts prior to this period where the Committee found it important to ascertain the background, the causes, the structure and others of the Matter.

(ii) Interviews with executives and employees

To ascertain the background, causes, and mechanisms and others of the Matter, the Committee interviewed over seventy people, including executives and employees of FH, FX, FXAP, FXNZ, and FXA, as well as counterparties and other related parties, each at least once, and in some cases several times.

(iii) Interviews with accounting auditors

In the process of the Investigation, the Committee also held multiple interviews with managing partners and other support staff from Accounting Firm 1-1, the accounting auditor for the FH Group up to the fiscal year ended March 2016 (the previous accounting auditor), and Accounting Firm 2-1, the accounting auditor since that time (the successor accounting auditor), and obtained information outlining the circumstances in which each of these accounting auditors conducted their audits of FH consolidated financial statements (auditing system, auditing plan, audit results and others).

(iv) Digital forensics

Digital forensics is the process of collecting and storing electronic data without damaging its evidentiary value, and browsing the contents of the electronic data collected. Broadly speaking, there are two main parts:

(a) Data preservation and recovery

Using specialized tools to collect, copy, and where deleted, restore relevant data from electronic devices and electromagnetic media as set forth below.

- ・PC
- ・File servers
- ・E-mail servers
- ・Mobile phones, smartphones
- ・Tablet devices

(b) Data browsing

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Housing the preserved and restored data to a browsing system where it can be analyzed using keyword searches, etc.

On this occasion, electronic data (emails and files) were collected and preserved from PCs of 58 persons related to this Matter as per the table below for whom data preservation was not conducted by internal investigation committee with digital forensics. The following tools were used to collect and preserve the electronic data, depending on the data subject:

・ FTK Imager

PCs, file servers, e-mail servers

・ Oxygen Forensic UFED Touch, UFED Physical Analyzer

Mobile phones, smartphones, tablet devices

Company	Total number of people
FXNZ	21
FXA	10
FXAP	8
FX	19
TOTAL	58

Electronic data that was preserved was housed within Nuix and sorted by application, then uploaded to Relativity, and presented in an electronic data format that could be browsed. The persons subject to this browsing were 75 people in the table below including those for whom data was received from the internal investigation committee.

Company	Total number of people	Number of items reviewed
FXNZ	32	56,444
FXA	13	44,396
FXAP	11	84,406
FX	19	175,646
TOTAL	75	360,892

(v) Information collection point

The scope of information providers was set as executives and employees within the FX Group (domestic and overseas) and counterparties of the FX Group, and information was requested broadly in relation to the Matter and similar problems.

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(vi) Survey implementation

Surveys were sent to FX, FX's domestic sales subsidiaries and Fuji Xerox Service Creative Co., Ltd. (addressed to heads of accounting and sales divisions), (sent to 1,299 people and responses received from 1,251 people). In addition, of the overseas subsidiaries, surveys were also sent to accounting departments, sales departments and heads of departments at FXNZ, FXA, Fuji Xerox Asia Pacific Pte Ltd. (Malaysia Operations) ("FXML"), Fuji Xerox (Thailand) Co., Ltd. ("FXTH"), and Fuji Xerox Taiwan Corporation ("FXTW") (sent to 2,141 people in total; responses received from 834), in an attempt to ascertain whether or not any material cases similar to the Matter may have occurred at overseas subsidiaries, and to help understand and analyze the structure and causes leading to the Matter.

(2) Assumptions of the Investigation

(i) Uses of the Report and findings

The Report and the Committee's findings are intended for use in confirming the facts within FH and the FH Group about the subject of investigation, and to the extent that problems are found, ascertaining the causes and formulating and evaluating a plan for preventing recurrence thereof. The Committee does not expect that the Report or the Committee's findings will be used for any other purposes.

(ii) No compulsory investigative authority

The Committee believes that it has the cooperation of FH and FH Group companies in good faith with respect to the Committee's investigation; however, the Committee has no compulsory investigative authority, so the investigation is based on the voluntary cooperation of the executives and employees of FH and FH Group companies.

(iii) English version

The Report is prepared in Japanese. The Committee accepts no responsibility whatsoever for the contents of any translated English version that may be prepared.

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Chapter 2 Company Overview

1. FH Group as a Whole

(1) Business overview of the entire FH Group

FH is a holding company with two major operating companies of the FH Group, FUJIFILM Corporation ("FF") and FX, as well as Toyama Chemical Co., Ltd. and other companies.

"Fuji Photo Film Co., Ltd." was established in January 1934 as a company that manufactured and sold, etc. photographic film and other products and changed its name into FH in October 2006 when the company switched to a holding company structure. Upon switching to a holding company structure, FF, FH's operating company, succeeded Fuji Photo Film Co., Ltd.'s business of manufacturing and selling, etc. photographic film and other products. FF is a wholly owned subsidiary of FH, and currently 9 of FF's 13 directors concurrently serve as directors of FH, so it can be said that FH and FF are closely tied to each other.

FX was established in February 1962 as a joint venture company between FH and Rank Xerox Limited of the UK (currently Xerox Limited ("XL")) (each company holding a 50% stake). FX has its corporate purpose as the manufacture and sale, etc. of products including office copy equipment and printers. In March 2001, FH acquired an additional 25% of the total issued shares of FX from XL, taking its stake to 75%, and made FX a consolidated subsidiary, and FX remains such to this day. Three of FX's 12 directors are appointed by Xerox Corporation ("XC"), which is XL's parent company with a 100% stake therein and thus, is a substantive shareholder of FX –(hereinafter, when XC is referred to as FX's shareholder it means that XC is FX's substantive shareholder) and only two directors of FX serve concurrently as directors of FH, so the relationship between FH and FX is not be regarded as being closely tied such as that between FH and FF.

The FH Group, including FF and FX, predominantly conducts business in three operating segments – Imaging Solutions, Information Solutions, and Document Solutions. The main products and main group companies of each operating segment are as follows. As of March 31, 2016 there were 285 subsidiaries (of which 271 are consolidated subsidiaries and 14 are equity method subsidiaries) and 27 affiliated companies (all of which are equity method subsidiaries).

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Operating Segment and Major Products	Major Companies
Imaging Solutions Color films; digital cameras; photo printing color paper, services, and equipment; instant photo systems; optical devices, etc.	FUJIFILM Corporation (FF) FUJIFILM Optics Co., Ltd. FUJIFILM Imaging Systems Co., Ltd. FUJIFILM Manufacturing U.S.A., Inc. FUJIFILM North America Corporation FUJIFILM do Brasil Ltda. FUJIFILM Manufacturing Europe B.V. FUJIFILM Europe GmbH FUJIFILM UK Ltd. FUJIFILM ASIA PACIFIC PTE. LTD. FUJIFILM (China) Investment Co., Ltd. FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
Information Solutions Medical system equipment, life sciences products, pharmaceuticals, graphic system equipment, flat panel display materials, recording media, electronic materials, etc.	FUJIFILM Corporation (FF) Toyama Chemical Co., Ltd. FUJIFILM Techno Products Co., Ltd. FUJIFILM Electronic Materials Co., Ltd. FUJIFILM Opto Materials Co., Ltd. FUJIFILM Medical Co., Ltd. FUJIFILM Finechemicals Co., Ltd. FUJIFILM Kyushu Co., Ltd. FUJIFILM Business Supply Co., Ltd. FUJIFILM RI Pharma Co., Ltd. FUJIFILM Global Graphic Systems Co., Ltd. FUJIFILM Manufacturing U.S.A., Inc. FUJIFILM North America Corporation FUJIFILM Medical Systems U.S.A., Inc. FUJIFILM Recording Media U.S.A., Inc. FUJIFILM Electronic Materials U.S.A., Inc. FUJIFILM Dimatix, Inc. FUJIFILM SonoSite, Inc. FUJIFILM Manufacturing Europe B.V. FUJIFILM Recording Media GmbH FUJIFILM Europe GmbH FUJIFILM UK Ltd. FUJIFILM Speciality Ink Systems Limited

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	FUJIFILM Imaging Colorants Limited
	FUJIFILM ASIA PACIFIC PTE. LTD.
	FUJIFILM (China) Investment Co., Ltd.
	FUJIFILM Printing Plate (China) Co., Ltd.
Document Solutions Office copiers, printers, production service related products, office services, paper, consumables, etc.	Fuji Xerox Co., Ltd. (FX)
	Fuji Xerox Tokyo Co., Ltd.
	Fuji Xerox Osaka Co., Ltd.
	Fuji Xerox System Service Co., Ltd.
	Fuji Xerox Advanced Technology Co., Ltd.
	Fuji Xerox Manufacturing Co., Ltd.
	Fuji Xerox Asia Pacific Pte. Ltd. (FXAP)
	FX Global, Inc.
	Fuji Xerox of Shanghai Limited
	Fuji Xerox Singapore Pte Ltd. (FXS)
	Fuji Xerox Australia Pty. Limited (FXA)
	Fuji Xerox Korea Co., Ltd. (FXK)
	Fuji Xerox (Hong Kong) Limited (FXHK)
	Fuji Xerox (China) Limited (FXCL)
	Fuji Xerox of Shenzhen Ltd.
	Fuji Xerox Taiwan Corporation (FXTW)

(From page 5 of FH's Annual Securities Report for the 120th Term (fiscal year ending March 31, 2016); as of March 31, 2016)

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The following is a flow chart of the aforementioned businesses.


Customer
FUJIFILM HOLDINGS CORPORATION
<Imaging Solutions>
<Information Solutions>
Sales companies
FUJIFILM Imaging Systems Co., Ltd.
FUJIFILM Medical Co., Ltd.
FUJIFILM Global Graphic Systems Co., Ltd.
FUJIFILM North America Corporation
FUJIFILM Europe GmbH
FUJIFILM ASIA PACIFIC PTE, LTD.
FUJIFILM (China) Investment Co., Ltd.
Other consolidated subsidiaries: 74
Other non-consolidated subsidiaries: 7
Other affiliates: 5
FUJIFILM Corporation
Production companies
FUJIFILM Opto Materials Co., Ltd.
FUJIFILM Kyushu Co., Ltd.
FUJIFILM Electronic Materials Co., Ltd.
FUJIFILM Manufacturing U>S>A>< Inc.
FUJIFILM Manufacturing Europe B.V.
Other consolidated subsidiaries: 44
Other non-consolidated subsidiaries: 4
Other affiliates: 7
Other companies
FUJIFILM Logistics Co., Ltd.
FUJIFILM Holdings America Corporation
Other consolidated subsidiaries: 34
Other non-consolidated subsidiaries: 3
Other affiliates: 4
Toyama Chemical Co., Ltd.
<Document Solutions>
Sales
Fuji Xerox Tokyo Co. Ltd.
Fuji Xerox Osaka Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Fuji Xerox (China) Limited
Fuji Xerox Asia Pacific Pte Ltd
Other consolidated subsidiaries: 80
Other affiliates: 10
Fuji Xerox Co., Ltd.
Production companies
Fuji Xerox Manufacturing Co., Ltd.
Fuji Xerox of Shenzhen Ltd.
Fuji Xerox of Shanghai Limited
Other consolidated subsidiaries: 3
Other
Fuji Xerox Advanced Technology Co., Ltd.
FX Global, Inc.
Other consolidated subsidiaries: 8
Other affiliates: 1
Shared services company
FUJIFILM Business Expert Corporation
Key: Arrows ( ) indicate the flow of products/materials

(From FH's Annual Securities Report for the 120th Term "Business Organization Chart," page 6)

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(2) Corporate governance at FH

(i) Overview of the corporate governance structure

FH has adopted the following structure in order to achieve quick and efficient decision-making and execution of operations, while also properly supervising and auditing operations and ensuring transparency and soundness in management.


Shareholders' Meeting
Board of Directors
・Determination of Group management policies and strategies
・Decisions on important matters relating to business execution
・Supervision of business execution
Audit & Supervisory Board
Independent Auditors
Chairman, Representative Director and CEO
<Business Execution>
President, Representative Director and COO
Management Council
Executive Officers
Internal Audit
(Compliance & Risk Management)
CSR Committee
Consultation Offices
CSR Division (Secretariat)
Fujifilm Group Charter for Corporate Behavior
Fujifilm Group Code of Conduct
Various Guidelines
PR/IR
Corporate Planning
HR
General Administration
Legal
CSR
Corporate R&D
FUJIFILM Corporation
Fuji Xerox Co., Ltd.
Toyama Chemical Co., Ltd.

(From FH homepage and the Annual Securities Report for the 120th Term, "Corporate Governance Structure," page 93)

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(ii) Description of company bodies

(a) Directors and the Board of Directors

Under its articles of incorporation, FH has a maximum of 12 directors. There are currently 12 directors, 2 of whom are outside directors.

In principle, ordinary board meetings are held once a month, and extraordinary board meetings are held as necessary. Additionally, with respect to certain matters, decision-making is carried out flexibly by resolutions of the Board of Directors by special directors. The term of office for directors is one year.

Matters concerning subsidiaries such as "the appropriation and assignment of important assets," "borrowing in a significant large amount" and "other important matters relating to business execution" shall be resolved by FH's board of directors.

(b) Executive Officer System

FH has adopted an executive officer system to expedite the execution of business.

Executive officers are tasked with the execution of business in accordance with the basic policy determined by the board of directors. There are currently 12 executive officers (of whom, 6 concurrently serve as FH directors), and they have a term of office of 1 year.

(c) Management Council

FH has a Management Council chaired by the Chairman, and comprised of executive officers of Executive Vice President rank and above, officers in charge of corporate planning, and full-time corporate auditors.

The Management Council makes decisions on the submission of matters to be exclusively deliberated by the board of directors, and deliberates on measures in important issues in relation to the execution of operation made by the executive officers in accordance with the basic policies, plans, and strategies formulated by the board of directors.

(d) Audit & Supervisory Board Members and the Audit & Supervisory Board

FH has adopted an Audit & Supervisory Board Member system, and the Audit & Supervisory Board currently is comprised of four members (of whom, two are outside Audit & Supervisory Board Members; the two full-time Audit & Supervisory Board Members concurrently serve as FF's corporate auditors).

Each Audit & Supervisory Board Member audits the entire range of the directors' performance of their duties following audit policies and an audit plan in conformity with Audit & Supervisory Board audit standards determined by the Audit & Supervisory Board. At meetings of the Audit & Supervisory Board, which are held, in principle, once a month,

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information is shared on the details of their respective audit. Each Audit & Supervisory Board Member attend meetings of the Board of Directors, and, full-time Audit & Supervisory Board Members also attend every Management Council meeting and regularly exchange opinions with the representative directors. In this way, each Audit & Supervisory Board Members audits the entire range of business execution. FH has currently appointed three personnel to support the Audit & Supervisory Board Members.

FH's full-time Audit & Supervisory Board Members exchange information such as information on audit plans and results of audits with FX's Full-time Corporate Auditor at regular meetings (also attended by FH's General Manager of Internal Audit Division and the General Manager of the Internal Audit and Analysis Department of FX) that are held around three times per year. FH's Audit & Supervisory Board Members also personally carry out on-site audits of FX and FX's major subsidiaries, both in and out of Japan.

(e) Internal Audit

FH has an Internal Audit Division, which currently is comprised of eight staff, as an internal auditing unit that is independent of divisions responsible for the execution of business affairs. The Internal Audit Division evaluates and verifies that operational processes and other relevant matters of FH and group companies are appropriate, from the standpoint of a holding company, through cooperation with the internal auditing units at the operating companies. All eight employees also serve concurrently as personnel of FF's internal audit unit (FF's internal audit unit has a total of 20 personnel), and carry out audits in an integrated manner with FF's internal audit unit.

In addition, the division is in charge of assessing internal control over financial reporting by FH and its group companies and preparing internal control reports in response to the April 2008 application of the internal control reporting system in Japan.

Designated staffs are appointed at operating companies, and audits are conducted across certain areas, including the environment and quality control, safety and labor, export control, and pharmaceutical affairs.

Audits by FH's and FF's internal audit units mainly focus on auditing FF and its subsidiaries, and audits of FX and its subsidiaries, etc. are basically conducted by FX.

Since 2014, when irregularities in the use of social expenses by a representative of a FX subsidiary were discovered, FH's Internal Audit Division has carried out annual internal audits of FX. FH's Internal Audit Division exchanges information with FX's Internal Audit and Analysis Department at regular meetings held around three times per year.

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(f) Mutual Coordination between Internal Audit, Audit & Supervisory Board Members, and the Independent Auditor

Internal Audit, Audit & Supervisory Board Members, and the Independent Auditor exchange information and opinions each business year at each audit stage (planning, implementation, and overview), and hold ad hoc discussions as necessary. Internal Audit and the Independent Auditor regularly report the results of audits to the Audit & Supervisory Board Members, and report the overview of the business year to the Audit & Supervisory Board.

(iii) Basic Policies for Development of Internal Control System

According to FH's Business Report for the 120th Term and other materials published by FH, FH has set forth the following basic policies based on the Companies Act, etc. that came into force on May 1, 2006 and the revisions to the Companies Act, etc. that came into force on May 1, 2015, in order to ensure the appropriateness of operations. FH also evaluates internal control related to financial reporting by FH and its group companies, prepares internal control reports, and submits them to the Prime Minister in compliance with the internal control reporting system that has applied for all business years commencing on or after April 1, 2008.

(a) Systems to ensure that the duties of directors and employees of any of the FH Group are carried out in a manner that complies with laws, regulations and articles of incorporation

i. Based on the Fujifilm Group Charter for Corporate Behavior and Fujifilm Group Code of Conduct that FH established as basic policies for the corporate activities of the FH Group, FH will strive for the thorough compliance of corporate activities and acts with laws, regulations and social ethics.

ii. For the purpose of maintaining and further improving the FH Group's compliance and ethical levels in all aspects of its corporate activities, FH will establish the CSR Committee chaired by the President, as well as a dedicated division for promoting compliance, shall strive to spread and raise awareness about compliance issues throughout the FH Group.

iii. FH will establish contact points ("Helplines") both inside and outside the FH Group for accepting requests for advice, notifications, and reports of findings and concerns related to the Fujifilm Group Code of Conduct and other compliance matters. FH and its subsidiaries will endeavor to detect violations early, and handle such matters appropriately. FH and its subsidiaries will ensure that any person who asks for advice or makes a report through a

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Helpline will not suffer any detrimental treatment by reason of such request for advice or reporting.

iv. FH will ensure that the FH Group severs relations with any antisocial or illegal movements or groups that pose a threat to the order or safety of society, and will not conduct acts to benefit such movements or groups.

v. FH and its subsidiaries will establish necessary internal rules such as rules and procedures for corporate decision-making, document management rules, insider-trading prevention rules, rules for management of personal information, etc., antimonopoly law (competition law), anticorruption rules. As well as requiring that business operations be conducted in accordance with these rules, FH and its subsidiaries will also establish relevant guidelines and manuals and provide periodic education and training to its personnel to ensure compliance with laws and regulations applicable to its business activities.

vi. FH will promote establishment of internal control systems for ensuring credibility of the FH Group's financial reporting, as well as systems to evaluate operational effectiveness of such internal control systems.

(b) Systems concerning the retention and management of information on the execution of FH's directors' duties

i. FH will establish a document management policy that governs retention and management of documents (including electronic media). FH will record information related to the directors' execution of business in documents such as in minutes of shareholders' meetings, minutes of meetings of the board of directors, forms for corporate decision-making, and others, and will retain and manage such documents in an appropriate manner in accordance with the document management rules.

ii. All directors and auditors of FH will have the right to access to any of abovementioned documents at any time if necessary for their execution of their duties.

(c) Rules and other related systems concerning management of risks of losses to the FH Group

i. As well as establishing appropriate risk management systems in the FH Group, FH will formulate basic policies and study and promote appropriate approaches, etc. for important

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risk matters from the perspective of the overall group at the CSR Committee chaired by the President.

ii. With regard to various types of business-related risks involving information management, safety and health, the environment, disaster prevention, and others, FH will formulate risk management systems by means of establishing rules, guidelines and manuals, and assigning personnel in charge of risk management in FH and its subsidiaries. In addition, along with appropriately judging and approaching risk matters arising in the performance of individual business operations, FH and its subsidiaries will report important risk-related information to the office of the CSR Committee at FH in accordance with the prescribed procedure

iii. FH will periodically identify and sort out priority risk matters that should be addressed as a whole by the FH Group, and will study and manage the implementation status of measures at FH and its subsidiaries with respect to such matters.

(d) Systems to ensure efficient execution of the duties of FH Group's directors and employees

i. FH holds meetings of the board of directors periodically to decide on the basic policies and strategies for the group-management, important matters related to business execution, and to supervise directors' execution of their duties, pursuant to the regulations covering the Board of Directors and other relevant regulations. Certain matters may be decided by special directors to enable flexible decision-making. The term of office of directors is one year so as to keep their respective missions and responsibilities clear and to enable a quick response to changes in the business environment.

ii. To enable quick business execution, FH will adopt an executive officer system. The roles and areas of responsibilities of each executive officer are defined in outlines for management of executive officers. The executive officers are responsible for execution of their duties in line with the basic management policies decided by the board of directors. The term of office of executive officers is one year so as to keep their respective missions and responsibilities clear and to enable quick response to changes in the business environment.

iii. FH will have the Management Council as an organization for deliberation by executive officers on matters that should be submitted to the board of directors as well as on other

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important matters, meetings of which will be held flexibly to enable efficient execution of business and decision-making.

iv. FH formulates the FH Group's medium-term and annual business plans through deliberation and resolutions by the board of directors. FH and its subsidiaries conduct their respective business in line with these plans and review the progress thereof regularly.

v. FH and its subsidiaries will define the functions and responsibilities of each business unit clearly in relevant office regulations, and shall make specific decisions in the course of business execution properly and efficiently in accordance with the rules and procedures for making corporate decisions.

(e) Other systems to ensure appropriate execution of the FH Group's business operations

i. As a holding company, FH will monitor and supervise business execution of its subsidiaries from the standpoint of a shareholder, and will itself undertake the execution of operations common among the FH Group in a unified, efficient, and appropriate manner, in order to maximize the corporate value of the FH Group.

ii. In an effort to ensure appropriate business execution, FH will establish and maintain systems that enable Audit & Supervisory Board members and its staff to conduct audits of FH and its subsidiaries on a regular basis.

iii. With regard to important business execution by FH's subsidiaries, FH will define matters that require approval by the FH's board of directors or deliberation at the Management Council by stipulating such matters and approval procedures in the Board of Directors Rules and other relevant office regulations, and will require each subsidiary to comply with such procedures in order for FH to manage business execution at its subsidiaries.

iv. FH will require regular reporting from its major subsidiaries about resolutions of and reports from their board of directors, as well as other matters as necessary in order for FH to manage, monitor, and supervise important business execution in the FH Group.

v. FH will actively promote information technology in the FH Group's business operations and endeavor to constantly improve the accuracy and efficiency of business operations.

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(f) Matters related to employees supporting the duties of Audit & Supervisory Board Members when so requested

  i. FH will establish Internal Audit. Employees who belong to Internal Audit shall concurrently serve as Audit & Supervisory Board Member staff to support the enhancement of the auditing function of FH's Audit & Supervisory Board Members. FH will seek to strengthen Internal Audit and develop and reinforce Audit & Supervisory Board Member staff for this purpose.

  ii. Within the scope of their duties as Audit & Supervisory Board Member staff, the aforementioned employees will support the duties of the Audit & Supervisory Board Members in accordance with the directions and orders of the Audit & Supervisory Board Members. Personnel affairs of such supporting Audit & Supervisory Board Member staff will require the consent of the Audit & Supervisory Board Members.

(g) System for the directors and employees in the FH Group to report to FH's Audit & Supervisory Board members

  i. In the event that there arises at FH or its subsidiaries any material fact that is in violation of laws, regulations or articles of incorporation, misconduct, or any fact that may cause severe damage to FH or its subsidiaries, the director or employee of FH or its subsidiaries who becomes aware of such fact, or FH's dedicated compliance promotion division or any subsidiary's corporate auditor who receives a report of such fact from the said director or employee, shall promptly report such fact to the FH's Audit & Supervisory Board Members.

  ii. FH's business units or subsidiaries shall submit monthly reports about their business execution to FH's Audit & Supervisory Board Members. If the Audit & Supervisory Board Members of FH make a request for a report regarding business execution to the extent necessary for their audit, directors and employees of FH and its subsidiaries shall cooperate therewith.

  iii. FH and its subsidiaries will ensure that any person who makes an aforementioned report will not suffer any detrimental treatment by reason of such reporting.

(h) Other systems to ensure effective auditing by Audit & Supervisory Board Members

  i. FH's Audit & Supervisory Board Members will share audit results and other audit information among themselves in their regular meetings. In addition, Audit & Supervisory Board Members (full-time members) will, in principle, also attend other important

[Tentative English translation for information purpose only]

meetings such as Management Council meetings as regular attendees, and shall exchange opinions with the Representative Directors regularly.

ii. For the purpose of enhancing and strengthening the FH Group's auditing, FH's Audit & Supervisory Board Members will share audit results and other audit information and exchange opinions regularly with corporate auditors of FH's major subsidiaries.

iii. Under the recognition that mutual interaction and cooperation between Internal Audit, Audit & Supervisory Board Members, and Independent Auditor are important, FH's Audit & Supervisory Board Members will facilitate the sharing of information between these three parties to enable efficient auditing.

iv. FH will secure a budget necessary and sufficient to cover expenses that may accrue from business execution by FH's Audit & Supervisory Board Members based on relevant audit plans and shall bear such expenses in accordance with related office regulations.

(iv) Outline of Operational Status of Internal Control Systems

The following is an outline of the operational status of systems to ensure the appropriateness of business executions at FH according to FH's Business Report for the 120th Term and other published materials, etc.

(a) System to ensure that the duties of directors and employees of any of the FH Group are carried out in a manner that complies with laws, regulations and the articles of incorporation

FH distributes copies of the Fujifilm Group Charter for Corporate Behavior and Fujifilm Group Code of Conduct to officers and employees of the FH Group, gives high importance to compliance in all aspects of business activities, and educates all officers and employees to approach business activities in the spirit of openness, fairness, and clarity. In order to have the officers and employees of the FH Group execute their duties in accordance with the law and articles of incorporation, FH puts in place relevant rules and guidelines, etc. at each company, and strives to create an environment in which each and every officer and employee can make appropriate judgments and take appropriate actions, such as by promoting education and awareness activities and creating and running reporting and consultation contact points. Reports from, and consultation by, FH Group officers and employees are handled appropriately at each company. The organizations and meeting bodies responsible for compliance are made clear, and FH strives to improve the compliance awareness of FH Group officers and employees by promoting various compliance measures

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at each company and implementing the collection and management of material compliance matters.

(b) System concerning the retention and management of information on the execution of FH's directors' duties

FH prepares, retains originals of, and manages minutes of meetings of shareholders and minutes of meetings of the board of directors in accordance with laws and regulations and the articles of incorporation. FH also prepares, retains, and manages corporate decision-making forms pursuant to the corporate decision-making rules and document management rules, and maintains them such that they can be accessed at any time at the request FH's directors and Audit & Supervisory Board Members.

(c) Rules and other related systems concerning management of risks of loss to the FH Group

FH has established rules, guidelines, and manuals, etc. at FH and its subsidiaries with respect to each type of business risk in relation to matters such as information management, health and safety, the environment, and disaster prevention, etc., and conducts risk management by appointing persons responsible for the management of risks, and operating and managing rules, etc. predominantly through such risk managers. FH and its subsidiaries make appropriate judgments on, and respond appropriately to, risk matters arising in the course of the execution of specific duties, and the system is structured so that material risk matters are reported to the office of the CSR Committee chaired by the President, in accordance with the prescribed procedures.

(d) Systems to ensure efficient execution of the duties of the FH Group's directors and employees

FH regularly holds meetings of the board of directors, passes resolutions determining the Group's basic management policies and strategies in accordance with the regulations covering the Board of Directors and other related rules, passes resolutions determining matters relating to important execution of business of FH and its subsidiaries, and monitors the execution of the duties of FH's directors.

(e) Other systems to ensure appropriate execution of the FH Group's business

As a holding company, FH monitors the execution of business operations of its subsidiaries from the standpoint of a shareholder, and receives reports on resolution matters of the boards of directors of major FH subsidiaries. In accordance with the regulations covering the Board of Directors and other related rules, matters relating to the

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execution of material business of FH's subsidiaries that require the prior approval of FH are only carried forward with the approval of FH, which facilitates the management and monitoring of the status of the execution of material business in the FH Group.

(f) Matters related to employees supporting the duties of FH's Audit & Supervisory Board Members when so requested

FH has established Internal Audit, and with the consent of FH's Audit & Supervisory Board Members, FH has appointed dedicated Audit & Supervisory Board Member staff from the employees belonging to such division. The role of dedicated Audit & Supervisory Board Member staff is to assist the execution of duties of Audit & Supervisory Board Members in accordance with the directions and orders of FH's Audit & Supervisory Board Members, and their purpose is to enhance audit functions.

(g) Systems for the directors and employees in the FH Group to report to FH's Audit & Supervisory Board Members

An important fact that violates laws, regulations or articles of incorporation, misconduct, or a fact that may cause severe damage to the company discovered at FH or its subsidiaries is promptly reported to FH's Audit & Supervisory Board Members by the director or employee of FH or its subsidiary that discovered such fact, or by FH's dedicated compliance division or corporate auditor of FH's subsidiary who received such report. Each FH division or FH subsidiary submits monthly reports to FH's Audit & Supervisory Board Members, and provides reports at the request of FH Audit & Supervisory Board Members as necessary.

(h) Other systems to ensure effective auditing by Audit & Supervisory Board Members

FH's Audit & Supervisory Board Members cooperate with Internal Audit and Independent Auditor to conduct effective audits, regularly hold opinion exchanges, etc. with FH's Representative Directors and the corporate auditors of FH's major subsidiaries, and aim to conduct thoroughly detailed audits.

(v) Risk Management Systems

Each company in the FH Group establishes appropriate risk management systems. The CSR Committee formulates basic policies and studies and advances appropriate measures with respect to important risk issues from the perspective of the entire group. With regard to various types of business-related risks involving information management, safety and health, the environment, disaster prevention, and others, FH has formulated risk management systems by means of

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establishing rules, guidelines and manuals, and assigning personnel in charge of risk management at FH and its subsidiaries. In addition, each of FH and its subsidiaries appropriately judges and handles risk matters arising in the performance of a particular business of FH or its subsidiaries, and important risk information is reported to the office of the CSR Committee at FH according to prescribed procedures. Specifically, for example, although FH does not have systematic rules focusing on risk management, for FF subsidiaries it is mandatory to promptly report to the relevant division when any of the matters occurs that is listed under "8. Reporting of Significant Information" (e.g. "Damage caused by a disaster or damage incurred in the course of business operations") on page 6 of the "Fujifilm Group: Approval Rules for the Execution of Important Business."

The "Fujifilm Group: Approval Rules for the Execution of Important Business" apply to FF subsidiaries, etc., and do not apply to FX and its subsidiaries, etc. Risk management for FX and its subsidiaries, etc. is basically carried out by FX.

(vi) Subsidiary Management System

As a holding company, FH monitors the execution of business operations of FH's subsidiaries from the standpoint of a shareholder, strives to ensure that business operations common among the FH group are carried out uniformly, efficiently, and appropriately, and endeavors to maximize the corporate value of the FH Group. FH implements a system that enables FH's Audit & Supervisory Board Members and their staff to conduct regular audits of FH and its subsidiaries, and aims to ensure the appropriateness of business operations. With regard to important business execution by FH's subsidiaries, FH defines matters that require approval by the FH's board of directors or deliberation at the Management Council, by stipulating such matters and approval procedures in the Board of Directors Rules and other relevant office regulations, and requires each subsidiary to comply with such procedures in order for FH to manage business execution at its subsidiaries. FH receives regular reports from its major subsidiaries about resolutions of, and reports from, their boards of directors, as well as other matters as necessary in order for FH to manage and monitor important business execution in the FH Group. By actively promoting the use of information technology in FH Group's business operations, FH constantly strives to improve the accuracy and efficiency of such business operations.

Specifically, for FF's subsidiaries, etc., depending on the details of the business operations they are seeking to implement, the "Fujifilm Group: Approval Rules for the Execution of Important Business" provide detailed procedures that are required, such as obtaining the approval of FH or FF or reports to the relevant division at FH or FF. These procedures are mandatory. Additionally, FF's subsidiaries, etc. provide monthly reports on matters such as the monthly business results and employee circumstances in a more or less standardized form.

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On the other hand, the "Fujifilm Group: Approval Rules for the Execution of Important Business" do not apply to the relationship between FH and FX and FX's subsidiaries, and there are no similar approval rules or management rules either. When carrying out a matter subject to the criteria for submission to FH's board of directors, such matters must be submitted to FH's board of directors and approval of the board of directors must be obtained.

Reports on the status of FX's business operations are made to FH's board of directors, etc. as necessary by the two FH directors who also serve as directors of FX and the one FH director who also serves as a non-full-time Corporate Auditor of FX. The two directors concurrently serving as directors of FX and the one director concurrently serving as non-full-time Corporate Auditor of FX also monitor FX's directors, etc. Management of FX's subsidiaries, etc. is basically carried out by FX.

(vii) Budget Control

(a) Budget formulation process at FH and FF

i. Plans (budgets) at FH and FF are drafted and deliberated by business segment, and they are not deliberated by subsidiary. FX's plans are drafted and deliberated in the budget for the document solutions segment.

Plans consist of annual plans and second half outlook plans.

ii. There are no budget formulation rules established at FH and FF, but budgets are formulated using the following process.

a. Plan formulation notice

At FH, the Accounting and Finance Group of the Corporate Planning Division notifies each business segment (on a consolidated basis for FH, including FX) of draft policies, issues requiring attention, and the schedule. Notice is provided in mid-December for the annual plan, and in mid-June for the second half outlook plan.

At FF, the Accounting and Finance Division of the Corporate Planning Headquarters notifies each business segment of draft policies, issues requiring attention, and the schedule. Notice is provided in mid-December for the annual plan, and in mid-June for the second half outlook plan.

b. Individual deliberation by FH's Chairman and President

At FH and FF, prior to submission to the Management Council discussed below, FH's Chairman and President receive explanations of the planned figures for each business segment, including FX (document solutions business), and they carry out an individual examination.

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Such explanations and examinations are made in early March for annual plans, and late September for second half outlook plans.

c. Role of FH's Management Council related to plans

At FH and FF, FH's Management Council deliberates FH's consolidated sales and operating income, and plans such as FF's business plans and FX's business profit (loss) plans. The Management Council also deliberates the financial results outlook (for the current year).

Deliberation is carried out in late-March for annual plans, and in late September for second-half outlook plans.

d. Role of FH's board of directors related to plans

At FH and FF, FH's board of directors approves of and resolved on FH consolidated PL/BS/CF, and sales and operating income, etc. plans by segment. FX's plan figures are set forth in the "document solutions" business segment plan.

Approval by the Board of Directors is in late-March for the annual plan, and in late-September for the second half outlook plan.

(b) Budget management at FH and FF

There are no budget management rules (including by-laws) set forth at FH and FF, but the General Manager of the Finance and Accounting Group, Corporate Planning Division at FH (who also serves concurrently as the General Manager of FF's Finance and Accounting Division, Corporate Planning Headquarters), who is responsible for budget management, reports to the regular officers' meetings the results, etc. in the monthly reports from each business segment, and carries out year-on-year analysis of sales and operating income, etc.

(viii) Performance Evaluation

(a) As FH is exclusively made up of secondees from operating companies, there is no independent FH performance evaluation.

FF's performance evaluation is carried out once a year, and the evaluation is reflected in bonuses. The performance evaluation is divided into evaluation of individual performance, evaluation of performance by division, and evaluation of company performance. Evaluation of company performance is reflected in bonuses for directors and officers of FF Group companies.

(b) Representative directors of FF subsidiaries have their bonuses determined by FF's HR

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Department based on an evaluation of FH's consolidated financial performance and their company's financial performance.

   i. at a profit center, sales, operating income, cash flow results, year-on-year increase/decrease percentage, and percentage of plan achievement are taken into account,

   ii. at a cost center, the cost reduction results for the first and second half, and the achievement percentage of the plan are taken into account, and

   iii. at companies holding inventory, the year-on-year increase/decrease percentage and plan achievement percentage for inventory days and amounts is taken into account.

(c) In the case of directors other than representative directors, and executive officers, FF's HR Department notifies each company of a total base bonus amount based on FH's consolidated financial performance and the financial performance of such company.

   The representative directors of each company have their bonus determined by adding or deducting up to 15% to each officer's base amount to reflect individual performance, to the extent that it does not exceed the total base bonus amount. Bonuses paid are reported to FF's HR Department.

2. FX

(1) Business Overview of FX

   As discussed above, FX was established in February 1962 as a joint venture between FH and XL and is engaged in the manufacture, sale, etc. of office copiers/multifunction devices, and printers, etc.

   Of FH's three operational areas, FX is an operational company at the core of the Document Solution business and has a number of manufacturing subsidiaries and sales subsidiaries in Japan and overseas related to the business.

(2) Corporate governance at FX

  (i) Overview of the corporate governance structure

   FX has the following internal audit structure:

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Strengthen corporate governance through six audit communities
Auditor
Board of Directors
President
Governance of development, production, and other affiliated subsidiaries is the responsibility of the relevant division and Head Office dept.
Internal audit function is established at various affiliated subsidiaries.
Internal audit function is established at directing companies. (FXAP has it at subsidiaries too.)
Affiliates in Japan
Overseas affiliates
Has internal audit body
Has full-time auditor
Under Mgmt Audit
Gen Admin
HR
Accounting
Gen Planning
ICS
CSR
Mgmt Audit Dep
Fuji Xerox Head Office
Production Div
RTD&M
Business Divisions
Domestic Sales
Fuji Xerox functions/business divisions
Corporate governance by audit dept of various
* FX: Fuji Xerox
Sales
Production
Dev
Functional, etc.
Service, etc.
Incl. some Overseas
Incl. some overseas
Incl. some overseas
Affiliates in Japan
Overseas affiliates
FX Kitanihon
FX Kanto
FX Shutoken
FX Chubu
FX Nishinihon
FX Kyushu
4 sales cos
7 sales cos
3 sales cos
6 sales cos
6 sales cos
5 sales cos
3 Kentoku coms
4 Kentoku coms
4 Kentoku coms
China
APU
FXAP
EXCI
FXHK
FXPC
FXK
FXS
FXTH
FXTW
FXP
FXV
FXML
FXA
FXNZ
FXMM
FXMDS
P.T.A
FXMFG
FXHP
FXK
EXSL
FXSZ
FXEMS
FXFE
FXCPS
FXPAL
FXAT
FXGSS
FXGI
FXIF
FXLI
FXIS
FXSC
FXSVL
FXSS
FXPS
XIP
① Japan sales company auditor community
② Japan sales company audit dept community
⑥ Overseas sales community (under construction)
⑤ Production subsidiary audit dept community
③ Japan affiliates auditor community
④ Japan affiliates audit dept community

(From a chart titled "Internal Audit Structure at Fuji Xerox (Global)" in "Governance Structure Supervised by FX's Internal Audit and Analysis Department" dated April 10, 2017 and prepared by the FX's Internal Audit and Analysis Department)

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(ii) Description of company bodies

(a) Directors and board of directors

The FX Articles of Incorporation stipulate that there can be up to 12 directors; currently, there are 12 directors.

Ordinary board meetings are held approximately nine times a year; in addition, extraordinary board meetings are held when necessary. The term of office for directors is one year.

(b) Executive officers system

FX has adopted an executive officers system in order to achieve quick execution of operations. Executive officers are responsible for the execution of operations in accordance with the basic policies determined by the board of directors. There are 28 executive officers (six of whom are also directors).

(c) Management Council, Corporate Executive Committee

FX has established the Management Council (chaired by the Chairman) and the Corporate Executive Committee (chaired by the President) as the bodies responsible for managerial decision making. FX has also established nine functional committees to assist the Corporate Executive Committee, with the aim of optimizing the execution of operations. The management plan and the yearly budget are made through these committees, and report on matters related to the execution are made thereof.

(d) Corporate auditors and Corporate Auditors Committee

There are four corporate auditors at FX, including two full-time corporate auditors and two part-time corporate auditors. Of the part-time corporate auditors, one is also a director at FH, and the other is a representative of XC (XL's 100% parent company) who resides in Japan.

FX has not adopted a board of corporate auditors system since March 2014, but FX's auditors hold committee meetings, consisting of four corporate auditors, approximately five times a year, where they exchange information.

Each corporate auditor attends important meetings, such as board of director meetings, Management Council meetings, Corporate Executive Committee meetings, CSR meetings, and financial performance review meetings. In addition, the auditors regularly meet and exchange information and opinions with FX's representative directors, Internal Audit Department, general managers, and the accounting auditors, with the aim of improving the quality of the audit function. Furthermore, staffs have been positioned in the Internal Audit

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Department, which is independent from the execution of operations, in order to support each corporate auditor.

FX's Full-time Corporate Auditors exchange information at the All FX Full-time Corporate Auditor meetings held every two to three months with full-time corporate auditors from FX's major domestic subsidiaries. In contrast, there is no regular information exchange system between FX's corporate auditors and the corporate auditors at FX's foreign subsidiaries.

FX's corporate auditors visit FX's domestic and overseas subsidiaries for on-site visits to review and confirm the business situation and risk management issues in meetings, that last around two to three hours, with the subsidiaries' representative directors (confirmation of operation meetings). The results of these visits are then reported to FX's President.

When carrying out on-site visits, the full-time corporate auditors divide into two groups and partner up with the corporate auditor staff that is staff at the Internal Audit and Analysis Department, which supports auditors, and the on-site visit is performed by two people—one full-time corporate auditor and one corporate auditor staff. In FY2016, on-site visits were carried out at approximately 48 locations, such as the FX head office, and domestic and overseas subsidiaries (between from July 2016 through June 2017). The targets of on-site visits were selected by focusing on companies that had recently undergone a major change, such as change in president. Overseas companies saw the selection of major subsidiaries with significant financial importance for the group, such as subsidiaries in major markets (e.g., FX China and, in the case of the Asia Pacific area (excluding China), FXA, among others). No on-site visit of FXNZ has been carried out by FX's full-time corporate auditors.

(e) Internal audits

FX established the Internal Audit and Analysis Department, reporting directly to the President, as an internal audit unit that is independent of divisions responsible for the execution of operations. There are 21 members of staff in total (one general manager, one secretary, three in planning, three internal auditors (overseas), five internal auditors (domestic), six J-SOX assessors, and two corporate auditor staff).

The Internal Audit and Analysis Department participates in a Management Council meeting attended by the directors about twice a month.

In addition, the Internal Audit and Analysis Department regularly reports to and exchanges opinions with FX's Chairman, President, Deputy President, and other directors and general managers, with the aim of improving the quality of the audits.

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Essentially, the full-time corporate auditors and part-time corporate auditors are appointed in each of FX's major domestic subsidiaries, and carry out an audit, and the Internal Audit and Analysis Department carries out a general audit.

APO, an organization that carries out operations for FXAP (a wholly-owned subsidiary of FX), is made up of two internal auditors with the role of auditing FX's overseas sales subsidiaries in the Asia-Pacific area (excluding China). Essentially, APO's internal auditor carries out a general audit of FX's overseas sales subsidiaries, such as FXA and FXNZ. There are three staff in charge of internal audits (overseas) at FX's Internal Audit and Analysis Department who consult with APO's internal auditor on the audit plan for audits carried out by APO's internal auditor on FX's overseas sales subsidiaries that are supervised by APO.

APO's internal auditors make and implement audit plans to enable on-site visits of FX's overseas sales subsidiaries supervised by APO at least once every three to four years. The results of those visits are then reported to FXAP's Representative Director, and FX's Internal Audit and Analysis Department and corporate auditors. When the Internal Audit and Analysis Department carries out on-site visits of FX's overseas sales subsidiaries supervised by APO, such on-site visits are made together with APO's internal auditor.

(f) Nomination and Remuneration Committee

FX has established a Nomination and Remuneration Committee as a body that deliberates on matters in relation to officer nomination and remuneration, and as a deliberative organization that is subordinate to the board of directors. In addition to introducing matters to the board of directors, such as the framework of director and other officer remuneration and candidates for director and executive officers, the Committee determines a performance index and evaluation for each director and the executive officers, and the amount of remuneration and bonuses.

There are currently four officers, two of whom are FX directors (who are also directors at FH) selected based on FH's nomination. One of the two remaining officers is FX's director selected based on nomination by XC, which is XL's 100% parent company, and the other remaining officer is another of FX's directors.

(iii) Basic policy on the development of an internal control system

According to FX's 57th term business report and other materials, FX has formulated the following basic policy in order to ensure the appropriateness of its operations. Further, FX set out the Basic Policy on the Development of an Internal Control System pursuant to the Companies Act and other related laws that were enforced from May 1, 2006 at the board of

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directors meeting held on May 29, 2006, and partially amended the Basic Policy based on the amended Companies Act and other related laws that were enforced from May 1, 2015 at the board of directors meeting held on April 23, 2015. In addition, FX evaluates the internal control system every year, and reports to FX corporate auditors, FH corporate auditors, and FX board of directors.

(a) A system to ensure that the duties of directors are carried out in a manner that complies with laws, regulations, and the articles of incorporation

FX will set out regulations in relation to compliance with laws and regulations and articles of incorporation and board of director regulations, and attempt to ensure compliance with laws, regulations, and the articles of incorporation by the board of directors executing duties in compliance with such regulations.

(b) A system concerning the retention and management of information concerning the execution of directors' duties

FX will set out regulations in relation to the management of documents and information, and material documents and information concerning the execution of directors' duties are retained and managed in accordance with such regulations.

(c) Rules and other frameworks concerning management of risks of losses
   i. FX will set out regulations in relation to the management of risks of losses, and systems concerning the management of risks of losses are constructed in accordance with such regulations.
   ii. If an unexpected situation has arisen that could result in significant damaging to the company, a team is to be promptly established to determine a response to the matter.
   iii. Appropriate activities are carried out to promote a structure for internal control systems in relation to financial reporting.

(d) A system to ensure the efficient execution of duties of directors
   i. FX will set out regulations in relation to executive officers, who are material employees, and assign authority in relation to the performance of duties by directors within a reasonable scope to executive officers nominated in accordance with those regulations.
   ii. FX will establish committees to carry out management's material decisions with the executive officers as fundamental members, and meetings are held regularly and flexibly. Furthermore, FX will establish committees in relation to specific functions as an

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organization to assist those committees, and in order to achieve a more efficient decision-making process.

iii. To ensure flexibility in response to future changes in the business environment, FX will draft a mid-term management plan and budget for each business year and establish company-wide goals. Each department will establish and implement a concrete plan to achieve that goal.

(e) A system to ensure that the duties of employees are carried out in a manner that complies with laws, regulations, and the articles of incorporation

i. FX will set out regulations in relation to compliance with laws and regulations and articles of incorporation and standards in relation to employees' actions, and aim to ensure compliance with laws, regulations, and the articles of incorporation by employees executing duties in compliance with such regulation.

ii. FX will establish a structure for the company to be made aware of potential issues by employees making reports when, in the execution of their duties, there is doubt regarding compliance with laws, regulations, and the articles of incorporation. The use of this structure is promoted by ensuring the protection of whistleblowers.

(f) A system to ensure appropriate operations in the company group made up of FX, and its parent company and subsidiaries

i. FX will promote the establishment of a structure to allow subsidiaries to report to FX on important decision-making issues and information regarding the financial situation and management at the subsidiary.

ii. FX will promote the establishment of regulations in relation to the management of risks of losses at the subsidiaries, and the establishment of systems concerning the management of risks of losses in accordance with that framework.

iii. FX will draft a mid-term management plan and budget for each business year as a company group, including subsidiaries and ask each subsidiary's directors to implement a concrete plan to achieve the goals.

iv. FX will set out regulations in relation to compliance at subsidiaries with laws and regulations and articles of incorporation and standards in relation to employees' actions, and attempts to ensure compliance with laws, regulations, and the articles of incorporation by directors and employees of subsidiaries executing duties in compliance with such regulations.

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(g) Matters related to employees supporting the duties of the corporate auditors, if required

If requested by the corporate auditors, employees are appointed to support the duties of the corporate auditors, and an outline of the execution of duties in relation to that support is determined upon consultation by the representative director with the full-time corporate auditors.

(h) Matters related to independence from directors of employees supporting the duties of the corporate auditors

i. FX will strive to create an environment where employees supporting the duties of the corporate auditors and corporate auditors can communicate smoothly when such employees execute their duties.

ii. FX must respect the opinion of corporate auditors with respect to handling such employees.

(i) Matters related to ensuring the effectiveness of instructions by FX's corporate auditors to employees supporting the duties of the corporate auditors

The internal regulations will set out matters to ensure the effectiveness of commands and other instructions by corporate auditors to the employees supporting the duties of the corporate auditors.

(j) A system for directors and employees of FX and its subsidiaries to report to FX's corporate auditors and for other reports to FX's corporate auditors

i. Directors and important employees will report to corporate auditors on facts that may result in significant damage to the company and misconduct or acts that violate laws, regulations, and the articles of incorporation.

ii. Full-time corporate auditors will be granted the opportunity to attend committee meetings in relation to decision-making regarding the execution of important duties by directors and employees and reports on the execution of important duties.

iii. Directors, corporate auditors, and important employees of subsidiaries, and parties that receive reports from those parties will report to FX's corporate auditors on issues that may cause significant damage to those subsidiaries or FX and misconduct or acts that violate laws, regulations, and the articles of incorporation.

(k) A system to ensure that the reporting parties in policy (j) do not receive disadvantageous treatment due to making that report

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FX will inform to its company groups that a party who reported directly or indirectly to the corporate auditors on issues that may cause significant damage to FX and misconduct or acts that are in breach of laws, regulations, and the articles of incorporation under policy (j) shall be protected.

(l) Matters in relation to policies for expenses or debt that arises from the execution of duties by FX's corporate auditors

FX will set out a policy in the internal regulations for the company to bear expenses that arise in relation to the execution of duties by the corporate auditor, and also repayment procedures.

(m) Other systems to ensure the effective execution of audits by corporate auditors

The representative director, Internal Audit Department, accounting auditor, and corporate auditors will exchange opinions regularly in order to ensure the effectiveness of audits by corporate auditors.

(iv) Outline of the operation of an internal control system

According to FX's 57th term business report, the outline of the operation of the internal control system at FX is as follows.

(a) A system to ensure that the duties of directors are carried out in a manner that complies with laws, regulations, and the articles of incorporation

FX has set out the Ethics and Compliance Regulations, and by listing up the fields of laws and regulations regarding its business activities, the important, relevant laws and regulations in each business field have been clarified and made known. In addition, FX has set out the ALL-FX Risk Management Regulations and introduced a framework for promptly reporting to the board of directors if a material fact that violates laws and regulations, or the articles of incorporation or misconduct has arisen. Furthermore, in the operation of the board of directors, the legal and appropriate execution of duties by directors is secured by making relevant regulations, such as the Board of Directors Regulations, conform to laws and regulations, or the articles of incorporation, and implementing and going through necessary procedures.

(b) A system concerning the retention and management of information concerning the execution of directors' duties

FX has set out regulations in relation to the management of documents and information, such as the Document Management Regulations, established standards for management,

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such as access authorizations and retention periods, and made them known throughout the entire company via FX's intranet. Important documents and information regarding the execution of tasks by directors are appropriately maintained and managed in accordance with those regulations.

(c) Rules and other frameworks concerning management of risks of losses

FX establishes regulations and guidelines under the risk management basic policy set out in the ALL-FX Risk Management Regulations, and systematically sets out the corresponding framework for risk management. The importance and degree of priority of risk extracted based on the regulations is assessed, and the main measures determined, at the CSR Council chaired by the director in charge of supervising the head office functions. In addition, the ALL-FX Risk Management Regulations set out a response of establishing a department for countermeasures in case where a situation arises under which FX is significantly damaged. Furthermore, based on the ALL-FX Internal Controls Regulations for Financial Reporting, an implementation plan for the revision of internal controls, and the important matters are regularly reported to the relevant officers.

(d) A system to ensure the efficient execution of duties of directors

FX establishes Executive Officers Regulations that set out the authority and responsibilities of the executive officers. Each director deployed to each business field appropriately delegates authority to the subordinate operating officers, and the scope thereof is made known within FX through a circular notice by the president. In addition, FX has established the Management Council, chaired by the Chairman and the Corporate Executive Committee, chaired by the President in order to make managerial decisions. FX has also established nine functional committees to assist the Corporate Executive Committee, with the aim of optimizing the execution of operations. The management plan and the yearly budget are made through these committees, and report on issues related to the execution are made thereof.

(e) A system to ensure that the duties of employees are carried out in a manner that complies with laws, regulations, and the articles of incorporation

Specifically, FX has set out the ALL-FX Code of Conduct as the ethics action guidelines for officers and employees to comply with, and demonstrates the basic concept of the importance of ethics and compliance in all aspects of business activities. With respect to compliance with laws and regulations, or the articles of incorporation, the role and responsibility of each organization and the fields of laws and regulations related to

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business are organized in the Ethics and Compliance Regulations, and in particular, guidance is established for important laws and regulations and made common knowledge within the entire company. In addition, FX maintains a whistleblower system in relation to acts of violation, which includes protection of whistleblowers, and notifies employees through the intranet and a variety of training.

(f) A system to ensure appropriate operations in the company group made up of FX, and its parent company and subsidiaries

FX has set out regulations regarding matters that must be approved by or reported to FX beforehand and the procedures therefor, and FX manages financial performance of its subsidiaries, and important decision making and information on management at its subsidiaries. Regulations regarding matters such as an ethics code of conduct, law and regulation compliance, risk management, and document maintenance are established to include subsidiaries, or so that each subsidiary has the same level of regulations as FX, and those regulations are appropriately maintained. Internal training is implemented in relation to compliance and risk management so that business is appropriately and duly executed at FX and subsidiaries. Furthermore, a budget is extended by each management head office to each subsidiary through the budget process twice a year, and the progress of achievements in each subsidiary is managed and monitored by the board of directors.

(g) A system to ensure the effective execution of audits by corporate auditors

FX's corporate auditors attend important meetings, such as board of director meetings and Corporate Executive Committee meetings, as well as regularly report to and exchange opinions with FX's representative directors, Internal Audit Department, and the accounting auditor, with the aim of improving the details of audits. If FX's and its subsidiaries' directors or employees have discovered facts that are likely to cause significant damage to the company or misconduct or acts that violate laws and regulations or the articles of incorporation, a report is given through each meeting body, organization, or the whistleblower system, and each department in charge reports to the corporate auditors. In addition, employees who belong to the Internal Audit Department as corporate auditor staff (assistant employees) and are independent from the execution of operations are deployed, and managers and corporate auditors make an agreement regarding authority and handling of such employees, and guarantee the effectiveness of instructions by the corporate auditors.

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(v) Subsidiary management system

Between FX and its domestic subsidiaries, regulations referred to as the "Communication Matrix," which are the regulations that set out matters requiring FX's prior approval and prior reports and procedures therefor set out necessary procedures in detail, responding to the details of the execution of operations that the subsidiary intends to implement, such as approval by FX and reports to FX's relevant departments, and those procedures must be implemented.

There is no Communication Matrix between FX and its subsidiary FXAP, and FX's corporate decision-making rules apply to part of FX (subsidiaries that control overseas sales subsidiaries in the Asia Pacific Area, excluding China).

Between FXAP (APO) and FX's overseas sales subsidiaries, the Communication Matrix sets out necessary procedures in detail, responding to the details of the execution of operations that the subsidiary intends to implement, such as approval by APO and reports to APO's relevant departments, and those procedures must be implemented.

(vi) Budget control

(a) Budget formulation process at FX

As detailed in the budget compilation process at FH and FF (1(2)(vii)(a) above), FX is positioned as FH's document solutions business, and the budget is formulated as FX, using the process detailed in 1(2)(vii)(a) above.

(b) Budget management at FX

At FX, each organization's financial forecasts are reported at the monthly performance review meeting, and a financial forecast for FX is formulated.

The financial forecast process has been bolstered since the second half of FY2015, and forecasts have formulated twice a month (once at the beginning of the month and once part-way through the month) to make it easier to make up for underperformance in the month. Further, in addition to deliberations at the two review meetings, individual deliberations are carried out as necessary. Individual deliberations are carried out through private meetings.

(c) Subsidiaries affiliated with FXAP

APO is in charge of finances for subsidiaries affiliated with FXAP, and carries out budget formulation and budget management. APO carries out consolidation work for subsidiaries affiliated with FXAP. Therefore, the FX accounting department cannot see the

[Tentative English translation for information purpose only]

individual figures for subsidiaries affiliated with FXAP. If necessary, the figures are verified through APO.

(vii) Performance evaluation

(a) FX head office carries out the performance evaluation (officer evaluation) of domestic affiliates. Assessment items differ depending on the business of the affiliate, but in the case of affiliates that carry out business, assessment items regarding performance, such as sales and operating income, make up 80% of the items. The remaining 20% of assessment items are regarding managerial quality, such as customer satisfaction and employee satisfaction. There are no compliance related items in the managerial quality assessment items.

(b) FXAP's officers essentially hold the concurrent post of officer at FX's head office. Therefore, FX's head office carries out that evaluation as an officer evaluation.

(c) Performance evaluation by APO is made regarding MDs only with respect to subsidiaries affiliated with FXAP. Of the total amount of MD salaries, including base pay, bonuses, and benefits, only the bonus amount fluctuated based on performance evaluations. The annual standard allowance for bonuses is established at 30% of the base pay, and is automatically calculated from the achievement rate for assessment items in the first half of the fiscal year (April through September) and the second half of the fiscal year (October through March), and paid in two parts—a first half bonus and a second half bonus. If the rate of achievement exceeds 100%, the system allows for receipt of bonuses that exceed the standard allowance. The APO Finance Department, the finance department of the subsidiary, and the MD confirm bonus calculations to ensure accuracy.

The assessment items set out at the beginning of the first half and second half of the fiscal years are generally consistent, but the weight of each assessment item may differ somewhat by country or by fiscal year. Those that are not completely consistent are affected by (i) historical factors where current forms and terms of agreements with MDs has fundamentally followed previous forms and terms used before a company in the country became a subsidiary affiliated with FX, which differed in each country, and (ii) management and political factors in which the management indicators to be reinforced differ by country and fiscal year.

In FXA's and FXNZ's assessment items in FY2016, the order of items with the greatest assessment weight were revenue with 30%, operating income with 30%, and service revenue with 20%; the majority of assessment items were thus items related to either sales

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or profits. That many of the assessment items were related to sales or profits may have been partially due to the high growth expectations for FXA and FXNZ within the FX group.

As stated earlier, base pay is not linked to the achievement rate for assessment items in the preceding fiscal year. However, APO purchases salary data for each country, and adjusts pay levels to be consistent with other high-tech industries or all industries. Specifically, by adjusting the base pay and benefits taking into consideration the pay level in each country, consideration was made so as not to fall into a situation where the total salary base was too low compared to other companies in the same business. In addition, while there was no automatic promotion scheme, MDs could be promoted to Senior MD for recognition of their achievements over many years. Promotion to Senior MD included a base pay increase of 10%.

(d) FXNZ achievements and cash bonus to Mr. A

FXNZ reported outstanding success in surpassing its monthly financial targets for 48 consecutive months, from January 2011 through December 2014.

During the above period, Mr. A was publicly recognized Managing Director of the Year in FY2011 and FY2012, receiving NZ$20,000 cash bonuses each year (Mr. A was also recognized as Managing Director of the Year in FY2004, which means Mr. A was recognized as such three times). Mr. A received a NZ$5,000 cash bonus for his runner-up finish in FY2014.

3. FXAP

(1) Business Overview of FXAP

FXAP is a regional headquarter located in Singapore whose purpose is to supervise sales subsidiaries in Asia and Oceania regions.

In Singapore, there is Asia Pacific Operations (APO) as an internal organization within FX. APO's basic role is to draft marketing strategies for the entire Asia Pacific area and to provide support to help each sales company meet its sales and profit plans.

FXAP as a subsidiary of FX and APO as an internal organization of FX operate without any particular distinction from each other.[1] For example, FXAP's CEO is the Executive General Manager of APO, while FXAP's CFO is Senior General Manager of APO's Finance Department.

---

[1] Consequently, it should be noted that in some cases statements in this Report referring to FXAP should technically be a reference to APO (or vice versa). It appears that the two are not clearly distinguished even within FX.

[Tentative English translation for information purpose only]

Below, the primary focus is to discuss FXAP as a subsidiary based on rules under Singapore law, but references are made as necessary to rules at APO as an internal organization within FX in view of the actual state of the entities.

(2) Internal control at FXAP

  (i) Internal control at companies in Singapore

Under the Singapore Companies Act ("Companies Act" in this Section 3 unless otherwise noted), the shareholders' meeting and board of directors exist as decision-making bodies of a company, and companies as a general rule make decisions through decisions of the shareholders' meeting or the board of directors. Other bodies existing under the Companies Act are the company secretary, who prepares company records, etc., and an accounting auditor, who performs accounting audits. There is no body in Singapore companies that is equivalent to an auditor in Japan.

The board of directors has the authority to make decisions on matters other than matters designated for resolution by the shareholders' meeting under the Companies Act or the articles of incorporation (Companies Act, Article 157A.2).

Under the Companies Act, in performing his/her duties, a director must act honestly and use reasonable diligence (Companies Act, Article 157.1), has fiduciary duty to the company under the general law, and is required to execute his/her duties honestly for the benefit of the company. If a director violates such duties, he/she may be held liable under civil and criminal laws (Companies Act, Article 157.3).

  (ii) FXAP's internal organization

Following is a diagram of FXAP's internal organization.



(Overview of APO's organization)

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(iii) Description of company bodies

(a) Directors and board of directors

Under the articles of incorporation of FXAP, the number of directors at FXAP is to be between 2 and 12, and one-third of all directors resign at the ordinary shareholders meetings held each year. Any director may call a board meeting at any time.

However, in its operation, board meetings are said to have been rarely held, and in cases board meetings were held, there were only circular resolutions.

(b) Management meetings

There is no body at FXAP that is equivalent to a management committee. However, under the articles of incorporation, directors at FXAP may assign any part of their authority to a committee.

(c) Board of corporate auditors

FXAP has no body that is equivalent to a corporate auditor under the Japanese Companies Act.

(d) Internal Audit (IA)

FXAP has Internal Audit Department (IA) with two to three staff in total. IA is in a position to report directly to the CEO of FXAP, but for a time it reported in effect to the CFO of FXAP.

FX has rules called the "Internal Audit Policy" for the audit of Group companies. According to these rules, there are the following two audits: (a) regional audits performed directly by IBG Regional Audit, and (b) self audits performed by each sales subsidiary and FX. IA at FXAP has the role of performing regional audits on overseas sales subsidiaries under FXAP.

Accordingly, IA makes site visits at several selected overseas sales subsidiaries every year. On average, IA makes site visits at each overseas sales subsidiary every three or four years.

(e) Management Quality Office (MQO)

FXAP has a department called the Management Quality Office, which is responsible for risk management. MQO operates in accordance with FX's "All-Risk Management Regulations".

[Tentative English translation for information purpose only]

Under the FX's "All-Risk Management Regulations", in the event of any material illegal conduct or violation of articles of incorporation, etc. at any FX subsidiary, it must be reported immediately to the board of directors of the relevant subsidiary. MQO therefore has a duty to report to the board of directors of FXAP if such illegal conduct, etc. were to occur at FXAP.

(iv) Whistleblower System

FXAP has a whistleblower system, which allows any content of whistleblowing to be automatically reported to the HR General Manager, but there has not been a single case over the 1.5 years since it was instituted.

A whistle blower system exists and is in operation at each overseas sales subsidiary under FXAP's management (excluding the Myanmar and Cambodia subsidiaries), but the system is run independently at each subsidiary and there is no common system or rules across the subsidiaries.

Further, there are no clear rules for escalating the content of whistleblowing up to FXAP.

(v) Subsidiary management structure

See 2(2) above.

While there are no provisions related to subsidiary management structure in law or regulations under the Singapore law, Article 157 of Singapore's Companies Act sets out the company director's general obligation of a director's duty of care of a good manager when carrying out business as a director. Management of subsidiaries is considered to be part of the directors' business. Accordingly, if, for example, there is any impropriety in the management of subsidiaries, it could be considered a violation of a director's duty of care of a good manager.

A standard called the "Communication Matrix" is provided between FXAP and overseas sales subsidiaries under FXAP's charge. The Communication Matrix stipulates in detail required procedures, such as approvals from APO, reporting, etc. to relevant departments at APO, etc., depending on the nature of the operation a subsidiary wishes to perform, and subsidiaries are required to follow the Communication Matrix.

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AP area subsidiary management structure at FX
• Management reports for APO as a whole are made between the APO President and FX President.
• Management of overseas subsidiaries by FX head office based on function (no cross-divisional management).
• Management and supervision of local controlling company at APO
FX President
Corporate Executive Committee
Functioning Vice President of the head office
Manager of Asia Pacific Operations = APO President
FX Head Office Administrative Divisions
Corporate Strategy Department
Corporate Finance Department
General Affairs Department
Corporate Human Resources Department
Legal Department
Corporate Communications Department
CSR Department
ICS Department
Innovation Management Department
APO
Business Planning
Marketing
Finance
Human Resources
Legal
Management Quality Office
Compliance & Control
etc.
OpCos
Definition of necessary matters in #009 Communication Matrix
Report line
Management route other than report line

(Outline based on document titled "APO Management Structure" prepared by FH)

[Tentative English translation for information purpose only]

(vi) Budget control at FXAP

FXAP's Finance Department is organized with a financial controller positioned below the CFO, and with the Accounting Group and FP&A Group below the financial controller. The Accounting Group is responsible for accounting, and FP&A is responsible for budget control.

See 1(2)(vii)(a) and 2(2)(vi)(b) for the budget control process at FX as a whole.

FXAP's FP&A receives a budget guide twice a year from FX, which it then rolls out to each overseas sales subsidiary under FXAP's charge.

Each overseas sales subsidiary reports its outlook to FP&A, which then reports it to FX. Based on the report, an all-FX performance review meeting is held at FX. This process takes place twice a month.

Each overseas sales subsidiary under FXAP's charge has its own accounting department that administers accounting for the subsidiary. FXAP's Accounting Group is not responsible for individual overseas sales subsidiaries, but rather functions to consolidate the accounting data reported by each subsidiary.

FXAP's Finance Department (APO's Finance Department) is responsible for directing accounting policies of the overseas sales subsidiaries.

(vii) Performance evaluation

The performance of the MD of each overseas sales subsidiary under FXAP is evaluated by FXAP.

Although decisions on MD's compensation are linked to sales, operating profit and others, how much such factors are taken into consideration varies by country and by FX's policy in effect at the time.

[Tentative English translation for information purpose only]

Chapter 3 Issues at FXNZ

1. Outline of FXNZ

(1) FXNZ (MARCO and FINCO)

FXNZ comprises the following two corporations (both corporations are wholly-owned direct subsidiaries of FXAP, and are also consolidated subsidiaries of FH):

- Fuji Xerox (Sales) Pty. Limited (MARCO) -- sales corporation within FXNZ

- Fuji Xerox Finance Limited (FINCO) -- financing corporation within FXNZ.

Total revenue for the two companies was about NZ$248 million (roughly ¥20 billion) for the fiscal year ended March 31, 2016, representing about 0.8% of FH's consolidated sales for the fiscal year.

According to interviews, MARCO is a company that sells products and provides services to customers, and it has employees. On the other hand, FINCO has no employees, and the MARCO employees conduct FINCO operations, so FINCO can be said to be an SPC-like entity.

MARCO's primary operations consist of purchasing products for leasing from FX's affiliate companies located abroad and selling them to customers, so MARCO has points of contact with customers. Since customers execute contracts with MARCO, MARCO acquires lease receivables and service revenue receivables to customers, but MARCO assigns these receivables to FINCO. Customers make payments based on the contracts to MARCO, and MARCO delivers amounts equivalent to the lease receivables and service revenue receivables to FINCO. MARCO holds ownership of the leased products even after assigning the lease receivables to FINCO. FINCO acquires interest revenue from the purchased lease receivables.

Furthermore, in the event that they fall short of funds, in addition to covering the shortfall by obtaining a loan from FX, MARCO and FINCO accommodate each other through loans between themselves.

This kind of two-company system has continued from the time that the two companies became consolidated subsidiaries of FH.

(2) Internal Control in New Zealand

(i) Regulations concerning the internal controls of companies in New Zealand

In New Zealand, in addition to statutory provisions concerning internal controls mainly provided in the Companies Act, there exist best practices concerning corporate governance that are governed by guidelines and the like published by the Financial Markets Authority.

[Tentative English translation for information purpose only]

(ii) Directors and Board of Directors

(a) Statutory duties

Under the Companies Act, the board of directors is the organization that manages and supervises all the company's operations, and it has all powers to do so.

Directors hold fiduciary obligations towards the company, and are required to act in the best interests of the company, to exercise their powers for a proper purpose, and to exercise the care and diligence that a reasonable director would normally exercise in the same circumstances.

To a certain extent the board of directors may delegate its powers to other persons within the company.

The board of directors must not only promote business operations, but also must build an effective internal control mechanism along with supervising corporate governance.

(b) Corporate governance principles

While the guidelines on corporate governance published by the Financial Markets Authority are not legally binding, they do prescribe, inter alia, that directors establish a code of conduct, and that the board of directors have a diverse composition (in terms of independence, knowledge, experience, and the like), that committees be established for each area, that remuneration be transparent, fair and reasonable, that risks be identified and appropriately managed, that the quality and independence of external auditors be maintained, and that the integrity of financial reports be secured (including rigorous procedures to secure the integrity). It is normal for a company with the size of FXNZ to follow these guidelines.

(iii) Financial reports

As requirements under the Companies Act, companies are obligated to keep accounting records, and to prepare financial reports and have them audited.

The board of directors must ensure that accounting records are kept at all times, have financial reports prepared in accordance with accounting standard, and have the accounting records audited by a qualified auditor. They must also make financial reports to shareholders every year.

The international standards on auditing provide that information required by external auditors be accessible, that an internal control system be established in order to prevent mistakes and wrongdoing, and as best practices, the ethical values be shared with employees, an environment that minimizes incentives for wrongdoing be established, performance evaluations and controls on physical access authority be established, and a risk evaluation process, and maintenance of information infrastructure, be established.

[Tentative English translation for information purpose only]

Furthermore, under laws and regulations, external auditors are obligated to give a financial report to shareholders once a year and to report to the board of directors if they discover material wrongdoing or a deficiency.

(3) Organizational Composition and Internal Control System of FXNZ, FXF

　(i) Main organizational composition

　　There exists the board of directors, MD, senior leadership team, and other various committees.

　　(a) Members of the board of directors

　　The membership of the board of directors is made up of inside directors (including parent company directors) for both FXNZ and FXF. Although under principles of corporate governance the appointment of outside directors is not required for an unlisted company in New Zealand, generally at least one outside director is appointed at companies that are of FXNZ's size. However, no outside director was appointed at FXNZ.

　　(b) Committees

　　According to FXNZ's annual meeting program, in addition to the senior leadership team, there exists a Business Performance Review and Deal Governance Committee, an Investment Committee, a Compensation Plan Management Committee, a Product Launch Committee, and a Personnel Compensation Approval Committee.

　(ii) Internal control system in FXNZ

　　(a) Internal controls within the Group

　　There exist FH Group's and FX Group's internal controls systems (FX's Code of Conduct, the Fujifilm Group Charter for Corporate Behavior, and the like), and they apply also to FXNZ. See section 1(2)(iii) and Section 1(2)(iv) of Chapter 2 regarding group's internal controls.

　　(b) Code of Business Ethics

　　　FXNZ has a Code of Business Ethics, which provides for the following matters.

　　　- Falsification of company records, accounting records, and personal records is prohibited

　　　- Making misrepresentations (whether or not intentional) in an internal audit or an external audit is prohibited

　　　- Failure to make entries in accounting records and illegal operations and transactions are prohibited

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- Appropriate reports should be made to senior management, and the manager of each section should carry out appropriate accounting treatment for all transactions

- Compliance by all managers with the Code of Business Ethics and FX's compliance-related internal rules

- Prompt reporting of violations of internal rules by the appropriate person in charge

(c) Employment contract details

The internal rules that employees should observe are listed in an exhibit to the employment contracts that are entered into with each employee in FXNZ, and those rules include the Code of Business Ethics, conflicts of interest, code of conduct, and the like. Also, a fixed training plan is established, and records for Code of Business Ethics training are kept for each individual.

(d) Credit Committee

The Credit Committee Rules establish the Credit Committee that oversees management of credit risk in FXNZ's loan portfolio.

(e) Guidelines on Liabilities Reserve

These guidelines provide for the accumulation of reserves for receivables, as a rule, in the following cases, excluding receivables against certain top-rated companies:

- If an account is frozen;

- If a final peremptory notice is given;

- If there is no payment for two or more months.

(f) Transaction Management Rules

The Transaction Committee Rules, which provides for certain criteria (large sales and cases paying 25,000 dollars or more to a third party (a customer's prior contracting party) for switching over a contract), are enacted based on the Transaction Management Rules, and assessments, approvals, and approvals of accounting treatment for all transactions that fall under those criteria are conducted in line with those rules. Also, signing authority depending on the transaction value is prescribed. These rules were enacted on November 20, 2015 (revised on April 6, 2017).

(g) Other matters

[Tentative English translation for information purpose only]

Rules for each committee (Investment Committee, Compensation Plan Management Committee and others), the national business review / business performance review, the customer sponsorship policy, and accounting rules, etc. are prescribed.

2. Impact on FXNZ's Financial Statements

(1) Impact of Restatement of Results for FXNZ's Preceding Fiscal Years

In connection with the Matter, FH is considering restating its financial statements for FXNZ's preceding five years, i.e., the fiscal years ended March 31, 2011 to March 31, 2016 and will revise the amounts booked for the following five items (FH also plans to revise its quarterly reports during the fiscal year ended March 31, 2017, but FH is still looking into those amounts as of the date of this Report, and thus this Report will not touch on them).

Figures enclosed in parentheses are negative amounts; the same applies below.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
(i) Revisions to accounting practices pertaining to lease transactions	(259)
(ii) Reversal of revenue recognized without execution of contracts or installation of equipment	(23)
(iii) Reversal of DSG adjustments	(23)
(iv) Reversal of accounting adjustments made for the purpose of managing financial performance at the time of settlement	(12)
Total (revised amount of equity)	(318)
Revised amount of FUJIFILM Holdings shareholders' equity (corresponding to 75% FH ownership stake)	(238)
Amount in JPY (¥77.88/NZD; ¥100 million)*	(185)

* as of March 31, 2016

In addition to the foregoing, the following revisions have been made in connection to the Matter, but these are ancillary revisions resulting from correction of inappropriate accounting practices and are outside the scope of this investigation. They are thus not mentioned in this Report.

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[Tentative English translation for information purpose only]

- ・ Booking of asset impairment charges for lease transactions that were determined to be loss-making as a result of the restatement of past years' financial statements
- ・ Tax impact related to the restatement of past years' financial statements

(2) Restatement Details and Calculation Basis

(i) Revisions to accounting treatment of lease transactions (details stated in 3(3) Outline of Lease Products Pertaining to the Matter and Accounting Practices at FXNZ)

FXNZ developed and traded in lease products with lease fees that fluctuate in proportion to the customer's equipment usage volume. Previously, FXNZ's financial statements were prepared by classifying those lease transactions as sales-type leases under US GAAP. However, based on the issues cited in the investigation of the Matter and the opinion of the outside accounting auditor, FH has determined that all of FXNZ's lease contracts for which a Minimum Payment is not guaranteed do not satisfy the conditions for sales-type lease accounting treatment. FH has accordingly changed their classification to operating leases. It would normally be desirable to determine the lease classification of these transactions on a contract-by-contract basis, but FH has determined that it would practically be difficult to do so, and they have explained to the Committee that they changed the classifications to operating leases by making the determination based on the type of lease contract.

Following these revisions, under US GAAP the leased assets become assets owned by FXNZ and not by FXNZ's customers; the leased assets will now be recorded as fixed assets on FXNZ's balance sheet and depreciated over the course of the asset's economic life. In addition, the amount of lease receivables recorded on the balance sheet will now only be amounts for which customer usage was actually confirmed, not the amount based on the total lease fee for the life of the lease contract. The upfront recording of revenue for equipment sales (ORS revenue) on the income statement will be reversed, and only the amount for which customer usage has been confirmed will be recorded as sales.

The specific revised amounts for lease receivables and lease assets were totaled in accordance with the following process.

(a) Detailed information on all leased assets existed on clients' premises was extracted from FXNZ's internal IT system;

(b) Each leased asset was linked with its cost of acquisition at the time the contract began;

(c) The useful life of each leased asset was calculated based on (b);

(d) The amount of depreciation at the end of each fiscal year was calculated based on (b) and (c); and

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(e) The current book value was calculated based on all of the information above.

The calculated book value of fixed assets has been recorded on FXNZ's balance sheet. Meanwhile, the amount of lease receivables (excluding the amount for which usage by customer has been confirmed for each leased asset) has been revised downward after carrying out the reversal of "(ii) revenue recognized without execution of contracts or installation of equipment" and "(iii) DSG adjustments" discussed below. The difference between the amount of lease receivables that has been revised downward and the amount of fixed assets newly recorded on the balance sheet is the amount of impact on the P&L.

The Committee believes that, as a result of totaling the amounts revised using the method described above, the inappropriate accounting practices that FXNZ employed in the past in regard to lease transactions will be revised collectively.

Item	Past issue	After revision
Target Volume (see 3(4)(i) Target Volume)	Revenue overstated due to inflated the Target Volume (expected service usage volume at time of entering lease contracts).	Following the revisions, the balance of lease receivables pertaining to transactions in which leased products exist on customers' premise will be limited to the amount for which usage has been confirmed. The Committee believes that, as a result, the inflated amount of lease receivables that occurred due to each factor on the left has been comprehensively revised.
Residual Values (see 3(4)(iii) Residual Values)	Revenue overstated due to inflated Residual Values (the estimated sale price for leased assets when the contract expires).	
Contract Rollovers (see 3(4)(iv) Contract Rollovers)	Lease contracts were renewed before expiration and then recorded as a new sale without reversing the past sale (there was no delivery of new equipment for some transactions). In addition, lease receivables pertaining to initial contracts with doubtful collectability were recorded on the balance sheet as-is.	
Sponsorship Cost (see 3(5)(iv) Sponsorship Cost)	The amount equal to sales promotion costs for the purpose of winning lease contracts was added to sales, and the same amount recorded to lease receivables.	
Third Party Settlements (see 3(5)(v) Third Party Settlements)	In order to win a lease contract from a competitor, FXNZ would pay the customer's remaining contract obligations to the competitor, with this amount being added to sales and the same amount recorded to lease receivables.	

In addition, "Sponsorship Cost," "Third Party Settlements" and other inappropriate accounting practices described in the table below were also carried out for lease contracts not

[Tentative English translation for information purpose only]

classified as operating leases, and the balance of all lease receivables for these contracts was also revised downward.

Furthermore, because FXNZ had not recorded the appropriate amount of allowance for doubtful debt regarding lease receivables with doubtful collectability (stated in detail in 3(2)(vi) Credit risk and increase in nonperforming receivables), additional allowance for doubtful debt have been recorded. However, as shown in the table below, the overall balance of lease receivables has been reduced following the downward revision of the lease receivable balance, and as a result the shortfall of allowance for the fiscal year ended March 31, 2016 is now smaller.

FH has explained that it plans to carry out revision in the same way for its financial figures for the fiscal year ending March 31, 2017.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Revisions to accounting practices pertaining to lease transactions	(247)
Revised amount of allowance for doubtful debt	(12)
Total (revised amount of equity)	(259)

(ii) Reversal of revenue recognized without execution of contracts or installation of equipment (3(5)(i) Recording of Revenue Before the Execution of Agreements or the Installation of Equipment, and 3(5)(ii) Macro Adjustments)

FXNZ had recorded ORS revenue and the corresponding costs before leased assets were shipped to customers or delivered to customers' places of business (including some fictitious transactions).

Of these, the ORS revenue and costs for contracts for which the shipment and delivery of leased assets did not actually occur have been reversed. In addition, ORS revenue and costs for contracts for which the shipment and delivery of leased assets actually did occur have been reallocated to the relevant fiscal years when the shipment and delivery occurred. These revisions include both of the revised amounts of 3(5)(i) Recording of Revenue Before the Execution of Agreements or the Installation of Equipment, and 3(5)(ii) Macro Adjustments.

Furthermore, the aforementioned revisions will not have an additional impact on the financial figures for the fiscal year ending March 31, 2017.

[Tentative English translation for information purpose only]

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Reversal of revenue recognized without execution of contracts or installation of equipment	(12)
Reversal of fictitious transactions	(11)
Total (revised amount of equity)	(23)

(iii) Reversal of DSG adjustments (3(4)(ii) DSG adjustments)

FXNZ has recorded sales for lease contracts with fees that depend on the customer's actual equipment usage, based on the service usage volume expected at the time of execution of the contracts. Even if actual service usage falls short of the expectation, the sales that were recorded at the time of execution of the contracts were not reversed; instead the revenue shortfalls were recognized by recording a "DSG adjustment" entry. This resulted in revenue being over-stated, and doubts about collectability arose in regard to the lease receivables for the over-stated revenue amounts.

The amount (net) of impact of these DSG adjustments has been specified, and that amount of revenue and the lease receivables have been reversed.

Furthermore, the aforementioned revisions will not have an additional impact on the financial figures for the fiscal year ending March 31, 2017.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Revised amount of equity	(23)

(iv) Reversal of adjustments to financial performance at the time of settlement (3(5)(iii) Individual Entry)

FXNZ engaged in inappropriate accounting practices, such as the recording of advance sales without execution of contracts or installation of equipment, fictitious sales, and the deferral of the recognition of costs, for the purpose of adjusting financial performance. Other than the two set forth below, these inappropriate accounting practices are revised in (ii) Reversal of revenue recognized without execution of contracts or installation of equipment.

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A cash payment related to the signing of a new long term lease agreement for real estate was received as a reduction in rental expense and the payment was originally booked to P&L as revenue at the time the agreement was signed. However, a correction has been made to recognize the cash payment as a reduction in rental expense, spread out over the life of the lease.

With regard to consumables kept at customers' sites, the value of inventory kept at customers' premises was excessively recorded and COGS was under-reported. This has been revised to the appropriate levels.

Furthermore, FH has explained that it expects to prepare the financial statements for the fiscal year ending March 31, 2017 using the same method as the aforementioned revisions.

Unit: Million New Zealand dollars

	Fiscal year ended March 31, 2016
Restatement of cash payment received	(5)
Revision of consumables kept clients' sites	(7)
Total (revised amount of net assets)	(12)

3. Issues at FXNZ

(1) Business Outline of FXNZ

Lease transactions at FXNZ consisted of MARCO making the actual sales and FINCO providing financing; FINCO would take over the lease receivable from MARCO and book interest income (for details, see section 1 of Chapter 3).

A total of 9,493 lease contracts existed as of December 2015 (total contract value NZ$327 million). The breakdown of the main lease types is as follows, and the MSAs at issue account for over 70% of the total contract value.

Type	Number of contracts	Percentage of whole	Contract amount (in millions of NZ dollars)	Percentage of whole
Sales-type lease with flat rate	2,778	29%	32	10%
MSA	3,556	37%	243	74%
Operating lease	2,958	31%	36	11%
Other	201	3%	16	5%
Total	9,493	100%	327	100%

[Tentative English translation for information purpose only]

(2) Lease Accounting Standards under US GAAP

(i)Categories of lease transactions

A lease transaction is a contract that transfers the right to use a building, factory, or equipment (land and depreciable assets) for an agreed period of time. Under US GAAP, lease transactions on the part of the lessor are classified into two types of transactions, capital leases and operating leases, in accordance with their economic reality. Capital leases are further categorized into three types: sales-type leases, direct financing leases, and leveraged leases. FXNZ categorized MSA lease contracts as sales-type leases.

Categories of lease transactions on the part of the lessor	Definitions

Capital lease	A lease that satisfies any of the four conditions set forth in a. through d. below, and that also satisfies the two conditions set forth in e. and f. below is categorized as a capital lease (Accounting Standards Codification ("ASC") 840).[2]
	a. Ownership of the asset transfers to the lessee at the end of the lease term;
	b. The lessee holds a purchase option with discounted price;
	c. The lease term accounts for 75% or more of the economic life of the leased asset; or
	d. The present value of the total amount of the minimum lease fee payment (the minimum lease fee payment amount borne by the customer) exceeds 90% of the fair market value of the leased asset.
	And
	e. It is reasonably possible to predict the collection of the total minimum lease fee payment; and
	f. There is no uncertainty that additional costs that cannot be collected from the lessee will arise.
	
	Capital leases are further categorized into the three following types.
	・ Sales-type leases
	    The lessor is a dealer or a manufacturer, and the transaction includes profit for the dealer or manufacturer.
	・ Direct financing leases
	    The transaction does not include profit for the dealer or manufacturer.
	・ Leveraged lease
	    The transaction does not include dealer or manufacturer profit factors, and is also a transaction (i) to which a lessor, lessee, and long-term creditor are parties, (ii) that

[2] Lease accounting standards were revised in February 2016 (ASC 842), but the revised standards do not apply to FH's consolidated financial statements for the fiscal year ending March 31, 2017.

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	is nonrecourse with regard to funds provided by the long-term creditor, and (iii) in which the lessor's net investment amount declines during early period and increases during later period.
Operating leases	Lease transactions other than capital lease transactions.

The material factors for determining whether an MSA (set forth below in (3) Outline of Lease Products Pertaining to the Matter and Accounting Practices at FXNZ) can be classified as a capital lease are, in the above table, c. the economic life of the leased asset, and d. an appraisal of the present value of the total amount of minimum lease fee payments. In addition, because MSA used a variable fee system under which the lease fee depends on the actual usage rate of the leased asset (i.e., the number of 'clicks', or copy, print etc.), another material factor is whether collectability of the minimum lease fee payment in e. above is reasonably expected.

Depending on the category of the lease transaction, the ordinary accounting treatment method will differ respectively at (I) the point in time at which the lease transaction begins, (II) the point in time at which the lease fee is received, and (III) the time at which the lease ends, as set forth below. Since FXNZ is a sales company and its lease transactions normally are categorized as sales-type leases or operating leases, the respective accounting treatments are stated and compared below.

(ii) Accounting treatment for sales-type leases (lessor)

	Debit		Credit	
(I) Inception of lease	Lease receivable	XXX	Sale	XXX
	COGS	XXX	Deferred income	XXX
			Fixed asset	XXX
(II) Receipt of lease fees	Cash	XXX	Lease receivable	XXX
	Deferred income	XXX	Interest revenue	XXX
(III) Termination of lease	Cash	XXX	Lease receivable	XXX
	Fixed asset (Residual Value)	XXX	Lease receivable (Residual Value)	XXX

(I) Inception of lease

Lease receivables are recorded as the total of the minimum lease fee payment and the leased asset's unsecured Residual Value (the estimated sale price of the leased asset at the expiration of the lease contract term).

Sales are recorded as the current value of the minimum lease fee payment.

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COGS is recorded as the amount that results from subtracting present value of the unsecured Residual Value from the leased asset's acquisition price (in the above table, the amount of the fixed asset recorded on credit).

The deferred income is recorded as the difference between the total of the minimum lease fee payment and the unsecured Residual Value and their present value.

(II) Receipt of lease fees

Interest revenue is recorded as revenue by, along with reconciling lease receivables in proportion to the lease fee collection amount, drawing down deferred income only of an amount equivalent to interest out of the cash collection amount.

(III) Termination of lease

Since the only remaining lease receivable is the unsecured Residual Value if the total amount of the lease fee is collected, the leased asset is collected from the lessee, and the remaining lease receivables are transferred to fixed assets (or the lease receivables are collected by disposing of the leased assets).

(iii)Accounting treatment for operating leases (lessor)

	Debit	Credit
(I) Inception of lease	No entry	
(II) Receipt of lease fees	Cash XXX	Sales XXX
	Depreciation expense XXX	Fixed asset XXX
(III) Termination of lease	No entry	

(I) Inception of lease

Since the leased asset is treated as the lessor's property, there is no accounting treatment that occurs at the time that the lease transaction begins (if the lessor records leased assets as inventory, it is necessary to transfer from inventory to fixed assets).

(II) Receipt of lease fees

Along with recording the collected amount of lease fees as revenue, the leased asset's depreciation expense is recorded as an expense.

(III) Termination of lease

Since the leased asset is the lessor's property, there is no accounting treatment that occurs at the time that the lease is terminated.

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(iv)Impact on financial result depending on category of lease transaction

In the case of operating leases, revenue is recorded as lease fees are received. For sales-type lease translations, an amount equal to the sale price of the leased asset is recorded as revenue in a lump sum at the time of the inception of the transaction, and those proceeds are then collected over the term of the lease contract. Consequently, the decision on whether a lease transaction will be treated as sales-type lease transactions or as an operating lease has a material impact on the timing of when the lessor records revenue.

(3) Outline of Lease Products Pertaining to the Matter and Accounting Practices at FXNZ

(i)Outline of lease products pertaining to the Matter and accounting practices at FXNZ

FXNZ used two types of contracts: MSA and GCSA (which was similar in structure to MSA but was used for different types of leased assets). Both MSA and GCSA used a variable fee system under which the lease fee varied according to actual usage of the leased asset (i.e., the number of clicks). Furthermore, the inclusion of Rightsizing clauses under the standard MSA template gave FXNZ certain contractual rights if the number of clicks was less than expected, although the enforcement of the clause was conditional upon an agreement with the customer, so its legal enforceability was uncertain.

The terms of a standard MSA template is as set forth below.

Item	Contract details
Service details	A contract that bundles equipment sales and maintenance service, etc. for collecting monthly copy charges to cover equipment charges, consumable charges, maintenance charges and interest.
Term of agreement	An average of 48–60 months
Fees setting	Actual usage volume (i.e., the number of clicks) x Click Rate (i.e., the unit price set based on the Target Volume). In other words, the MSA did not stipulate a duty for the customer to pay a fixed monthly fee (no minimum payment obligation).
Termination clause	The MSA provides a penalty payment if the customer terminates the contract early, equivalent to the Target Volume for the remaining term of the contract.
Transfer of ownership	None
Purchase option	None
Sole Supplier clause	The customer installing a competitor's printer would be in breach of contract; however, the MSA also stipulates exceptions for the customer to be exempted from the Sole Supplier clause.
Rightsizing clause	In the event the customer's usage did not reach the Target Volume established under the contract, FXNZ can remove the printer, change to equipment that is suited to actual volume, or change the Click Rate, but conditional upon FXNZ being able to reach an agreement with the customer.

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FXNZ determined that both MSA and GCSA were classified as sales-type leases[3], and used the following type of accounting treatment. A generalized entry of the accounting treatment is as stated below.

Hypothetical transaction:

Contract terms:

Number of lease payments: 3 times *no early termination

Expected lease fee per payment: 4,000 (= 400 clicks x @10)

Expected total amount of lease fee: 12,000 *not including residual value

Leased asset's ORS revenue: 10,000

Interest revenue: 900

Service revenue: 1,500

Leased asset acquisition price: 6,000

Estimated Residual Value: 400

Residual Value at time of contract termination: 300

Usage:

First time: 400 clicks

Second time: 390 clicks

Third time: 410 clicks

Please note that interest revenue should be recorded using the interest method, but for the sake of simplicity, it is recorded equally for each period below.

MARCO	Debit Items	Amount	Credit Items	Amount
(a) Inception of lease (inventory purchase)	Inventory	6,000	Cash	6,000
(Recording of sales)	Lease receivables	12,400	ORS revenue	10,000
			Deferred income	900
			Deferred service revenue	1,500
	COGS	6,000		
			Inventory	6,000
(Transfer of receivables)	Cash	11,500	Lease receivables	12,400
	Deferred income	900		
(b) First lease fee receipt (lease fee receipt)	Cash	4,000	Service revenue	4,000

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[3] According to interviews, while FXNZ as lessor used a sales-type lease treatment, it is thought that customers did not perceive the contracts to be sales-type lease lessees, and did not use a sale-type lease accounting treatment as lessees.

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MARCO	Debit Items	Amount	Credit Items	Amount
(Payment to FINCO)	Service revenue	4,000	Cash	4,000
(Drawdown of deferred income)	Deferred service revenue	500	Service revenue	500
Second lease fee receipt (lease fee receipt)	Cash	3,900	Service revenue	3,900
(Payment to FINCO)	Service revenue	4,000	Cash	4,000
(Drawdown of deferred income)	Deferred service revenue	500	Service revenue	500
(DSG adjustment)	Intracompany account	100	Service revenue	100
Third lease fee receipt (lease fee receipt)	Cash	4,100	Service revenue	4,100
(Payment to FINCO)	Service revenue	4,000	Cash	4,000
(Drawdown of deferred income)	Deferred service revenue	500	Service revenue	500
(DSG adjustment)	Intracompany account	（100）	Service revenue	（100）
(c) Lease termination (receipt of leased item)	Inventory COGS	300 100	Intracompany account	400
(Leased asset disposition)	Cash	300	Inventory	300

FINCO	Debit Items	Amount	Credit Items	Amount
(a) Inception of lease (inventory purchase)	n/a			
(Recording of sales)	n/a			
(Transfer of receivables)	Lease receivables	12,400	Cash Deferred income	11,500 900
(b) First receipt of lease fees (receipt of lease fees)	n/a			
(Receipt from MARCO)	Cash	4,000	Lease receivables	4,000
(Drawdown of deferred income)	Deferred income	300	Interest income	300

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Second receipt of lease fees (receipt of lease fees)	n/a			
(Receipt from MARCO)	Cash	4,000	Lease receivables	4,000
(Drawdown of deferred income)	Deferred income	300	Interest income	300
(DSG adjustment)	Lease receivables	100	Intracompany account	100
Third receipt of lease fees (receipt of lease fees)	n/a			
(Receipt from MARCO)	Cash	4,000	Lease receivables	4,000
(Drawdown of deferred income)	Deferred income	300	Interest income	300
(DSG adjustment)	Intracompany account	100	Lease receivables	100
(c) Termination of lease (receipt of leased item)	Intracompany account	400	Lease receivables	400

(a) Inception of lease

Unlike an ordinary sales-type lease, MSAs bundled consumables and maintenance services, so the lease receivables (total lease fees + unsecured Residual Value) consist of three revenue streams: an amount equal to an outright equipment sales, an amount equal to interest, and an amount equal to service revenue. The amount equal to interest and the amount equal to services revenue are recorded as revenue in proportion to the term of the lease contract; at the start of the lease contract they are recorded as a lease receivable and deferred income, respectively.

MARCO would then transfer the lease receivables and service revenue receivable to FINCO.

(b) Receipt of lease fees

MARCO would initially collect lease fees from clients, then pay amounts pertaining to ORS revenue and interest to FINCO in accordance with the Target Volume as initially set in the MSA. MARCO handled these transactions using the service revenue account, which thus had to be adjusted to reflect any difference between the amount of service revenue expected at inception of lease and actual service revenue received.

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At that time, because MSA should include a minimum payment guarantee, an adjustment would be made to recognize the shortfall as accruals to MARCO service revenue and FINCO lease receivables via intercompany accounts (DSG adjustments).

Once FINCO received the initially expected service revenue, lease receivables would be reduced accordingly and FINCO would also record interest revenue. Subsequently, any difference between the expected lease fees and fees actually received would be recorded as a lease receivable via intracompany accounts.

(c) At termination of lease

MARCO receives the leased asset from the customer, and records the difference between estimated Residual Value and actual Residual Value to COGS. Then, the only lease receivable remaining with FINCO is the amount equal to the estimated Residual Value, which is settled using the intracompany account.

FINCO uses the intracompany account to reconcile the lease receivables in the amount equal to the estimated Residual Value that ultimately remains.

(ii) Opinions from accounting firms regarding accounting treatment of MSA and GCSA

On October 22, 2009, FXNZ obtained the following opinion from Accounting Firm 1-2 regarding accounting treatments for MSA. That opinion concerns a contract template and is not about the transactions that actually took place, and it states that it is necessary to assess the accounting treatment to be adopted for each actual transaction. Also, as important prerequisites for recognition as a capital lease[4], Accounting Firm 1-2 premises its opinion on the lease term accounting for most of the economic life of the assets and the present value of the minimum payment (the Target Volume in the contract term multiplied by the Click Rate = minimum payment lease fee) being essentially equal to the fair market value of the leased asset, so it is not an opinion that unconditionally approves the categorization of MSAs as capital leases.

The opinion is based on the international accounting standards that FXNZ applies in its non-consolidated accounts. The principal approach to the relevant conditions for capital leases is considered to be similar under the international accounting standards and the US GAAP. However, the international accounting standards do not specifically indicate the specific numerical criteria that are prescribed as conditions for capital leases in the US GAAP (lease term $\geq$ 75% of the economic life of the leased assets, or the present value of the total minimum payment lease fee > 90% of the fair market value of the leased asset), instead

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[4] Under the international accounting standards, lease transactions are divided into finance leases and operating leases, but for the sake of convenience this Report uses the term capital lease.

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making qualitative provisions for each as in "most of" or "equal to or greater than almost all." Therefore, Accounting Firm 1-2's opinion does not consider these numerical criteria.

(a) Accounting Firm 1-2 opinion (summarized)

An opinion is given as follows with respect to how a DSG (a DSG is one form of lease agreement used at FXNZ from around 2003; the DSG that was devised as a new template for that agreement and that was the subject of Accounting Firm 1-2's opinion is the MSA/GCSA agreement, but there are no substantive differences between the provisions of the two, and that was the understanding also at FXNZ) falls under the four conditions for a capital lease.

a. Transfer of ownership
No applicable provisions
b. Purchase option
No applicable provisions
c. Lease term
It is provided that if the contract is terminated early, a penalty that is calculated based on the Target Volume must be paid for the number of months left in the contract term, and it constitutes a non-cancellable lease.
Whether the lease term accounts for most of the economic life of the equipment is determined by management, and it is determined on a case-by-case basis.
d. Present value of the total Minimum Payment
The contract does not provide that the customer has an obligation to pay a fixed fee each month (obligation to pay Minimum Payment), and the customer only has an obligation to pay the amount that is the volume that is actually used, multiplied by the Click Rate. However, the Target Volume and the Click Rate (a unit price set based on that Target Volume) are stipulated in the contract, and under the contract, for the following reasons, it is conceivable that the customer is obligated to pay as the Minimum Payment an amount calculated by multiplying those. ● According to management's explanation, the Target Volume is set, for new customers, based on an assessment and determination by an experienced analyst, and for existing customers, based on their actual usage. ● A Sole Supplier clause is provided so that the customer will achieve the Target Volume. If the customer installs a competitor's equipment, as a result of breaching the clause, the customer must pay the balance of the contract amount that is calculated based on the Target Volume.

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- If the customer does not achieve the Target Volume, based on the Rightsizing clause, FXNZ has the right to remove equipment and change it to equipment that is commensurate with the actual usage, or to change the Click Rate.

Conclusion:

If the following conditions are satisfied, it is thought to be reasonable to treat DSG as a capital lease.

- Management determines that the lease term accounts for most of the economic life of the assets.
- Management determines that present value of the Minimum Payment during the lease term (the Minimum Payment referred to here means the amount calculated by multiplying the Target Volume by the Click Rate) is essentially equal to the fair market value of the leased asset.

However, this evaluation must be conducted for each individual contract. For example, there are cases in which the actual contract term differs from that of the DSG template, and that possibly will impact the determination on its accounting treatment. Accordingly, if the actual contract differs from the template, the management should on each occasion evaluate the accounting treatment that is employed.

FXNZ also engaged Accounting Firm 2-2 to review the aforementioned opinion of Accounting Firm 1-2, and on November 11, 2009, obtained the following opinion from Accounting Firm 2-2.

(b) Accounting Firm 2-2 opinion (excerpt)

Upon providing a supplemental explanation of the satisfaction of conditions for c. the lease term and d. the present value of the total Minimum Payment, the Accounting Firm 2-2 opinion, as set forth below, basically agreed with the opinion of Accounting Firm 1-2. However, Accounting Firm 2-2 added that capital lease accounting would only be appropriate if the Target Volume was "reasonably certain".

Furthermore, Accounting Firm 2-2 opinion also is based on the international accounting standards, but for reference it mentions the specific numerical criteria provided in order to be judged as a capital lease under US GAAP (lease term $\geq$ 75% of the economic life of the leased assets, or the present value of the total minimum payment lease fee > 90% of the fair market value of the leased assets), and confirms that DSG satisfies these numerical criteria.

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c. Lease term
Management explained that the average DSG contract term is 48-60 months. Internal rules provide that if the DSG contract term exceeds 36 months, the leased asset's Residual Value will not be estimated. These are thought to suggest that the DSG contract term accounts for most of the economic life of the assets.
d. Present value of the total Minimum Payment
The opinion that the DSG satisfies the condition of the present value of the total Minimum Payment is based on the Target Volume being "reasonably certain." According to management, by using evaluations to set Target Volume and existing customer's billing histories, it is ensured that the volume is "reasonably certain."

Since the terms and conditions of DSG agreements stated as the underlying facts for each of the above opinions differ from the actual terms and conditions, it was found when FXNZ audit by the Internal Audit Department of APO was conducted on July 24, 2015 that each of the aforementioned opinions cannot justify the MSA sales recognition (see section 2 of Chapter 5 with respect to this point).

(iii) Analysis of accounting treatment of MSA and GCSA

The following states the criteria pertaining to capital leases in the US GAAP that relate to MSA and GCSA, and examines their application in the Matter.

Sales-type lease criteria	Application to MSA and GCSA	Determination for each item
a. Ownership of the leased assets transfers to the lessee when the lease terminates.	Transfer of ownership is not explicitly stated in the contract, and it is conceivable that transfer of ownership did not take place. There also are cases in which customers were provided with new leased assets in conjunction with Contract Rollovers.	Does not satisfy the criteria.
b. Purchase option with discounted price A clause that allows the lessee an option (at the	Not applicable for the Matter.	Does not satisfy the criteria.

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lessee's choice, to purchase the assets subject to the lease at a price that is significantly lower than the anticipated fair market value) by which the exercise of the option is reasonably guaranteed.		
c. The lease term accounts for most of the economic life of the leased assets (normally, approximately 75% of the life of the leased assets).	The lease term is fixed, and it is conceivable that it was determined at the start of the lease that the lease term will account for most of the economic life. However, since Contract Rollover often took place prior to expiration of the lease term, the contractual term and the actual term did not necessarily match.	There is a possibility that it does not satisfy the criteria.
d. The present value of the Minimum Payment at inception of lease is substantially equivalent to the leased asset's fair market value (normally, this is 90% of the asset's fair market value)	The Sole Supplier clause and the Rightsizing clause do not unconditionally confer FXNZ's rights. Also, FXNZ did not actually charge customers the amount calculated based on the Target Volume. Additionally, since there were frequent Contract Rollovers, it is possible that the planned payment amount agreed to by FXNZ with customers was smaller than the amount calculated based on the Target Volume.	There is a possibility that it does not satisfy the criteria.

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Both MSA and GCSA contracts must be reviewed to ascertain whether the risks and benefits of asset ownership have actually been transferred. However, as shown below, this determination was complicated, both at inception of lease and over the subsequent course of the transaction.

(a) At Inception of lease

All facts and circumstances must be understood at inception of lease, but when a determination of minimum payment in contracts with Target Volume is made, there is room for judgement. The factors noted below complicate that determination:

i. The standard contract templates were frequently changed based on side letters, oral understanding, etc.

ii. It is unclear what impact rightsizing and other clauses that protect FXNZ would have on the enforceability of minimum payment at inception of lease, nor is it clear whether it was appropriate for the Target Volume to be used as the basis for determining the minimum payment.

(b) After inception of lease

Even after inception of lease, it may be necessary to reconsider the accounting treatment under certain scenarios as noted below:

i. "Contract Rollovers" that result in changes to details of the lease contract

In Contract Rollovers there are cases in which the leased asset that is the subject of the original contract continues to be used as-is while there are other cases in which a new leased asset is installed, so there is a possibility that it will be necessary to change the accounting treatment, book asset impairment charges for lease receivables, reconsider the lease contract classification, and the like.

ii. Whether the Rightsizing clause is triggered

If the Target Volume is not achieved and the Rightsizing clause is not triggered, an asset impairment test for the lease receivables will be required, and it will become necessary to consider changing the accounting treatment. Even after triggering the Rightsizing clause, there is a possibility that the amount of the Minimum Payment after triggering the clause will differ from the amount of the Minimum Payment that is based on the Target Volume.

(4) Outline of the Matter

(i) Target Volume

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As set forth in (3) Outline of Lease Products Pertaining to the Matter and Accounting Practices at FXNZ, FXNZ calculated the total amount of sales for MSA and GCSA based on the Target Volume. Furthermore, as set forth in (2) Lease Accounting Standards under US GAAP, because MSA and GCSA were treated as sales-type leases under US GAAP, MARCO would record ORS sales and FINCO would record lease receivables at the time of the execution of contracts, and the specific amounts were calculated from the total contract amount based on the Target Volume.

However, it was stipulated in the MSA and GCSA payment clauses that only actual usage volume (actual number of clicks × Click Rate) would be invoiced to customers by MARCO, and it had not stipulated a Minimum Payment clause (i.e., a clause that guarantees the payment of a minimum fixed amount based on the Target Volume, regardless of the actual usage volume). This meant that if the customer's actual number of clicks fell below the Target Volume, the result would be a shortfall compared to the expected revenue calculated at the time of the execution of the contract, because MARCO could only invoice the customer for actual usage volume.

Meanwhile, FINCO invoiced MARCO on a monthly basis for interest and principal payments due, in accordance with the terms of the initial contract, regardless of the actual amount MARCO invoiced the customer. If the amount that MARCO invoiced the client was lower than the initially expected lease fee (i.e., Target Volume x Click Rate), an adjustment was made to reverse MARCO's service revenue only by the difference to match the lease fee after payment to FINCO with service revenue booked by MARCO.

Based on the sales and lease receivable calculation method set forth above and the details of the MSA and GCSA payment provisions, for contracts for which the Target Volume had been excessively estimated, FXNZ recognized over-stated revenue and receivables at inception of lease. There were also transactions where the over-stated revenue exceeded the actual lease fees earned over the term of the lease. Consequently, rather than this being an issue of the timing of revenue recognition, the setting of excessive Target Volume resulted in excessive revenue recognition over the entire contract term.

In addition, when the Target Volume and the actual number of Clicks diverge and the initially expected level of revenue is no longer assured, this would be clear evidence of the need to consider an impairment write-down for the receivables. It would be an issue that no evidence has been found to suggest that FXNZ had considered this.

Further, whether customers have a legal obligation to pay a certain amount of lease fees based on the Target Volume set in MSAs and GCSAs is one of the material factors to classify those contracts to be sales-type leases. However, there is also the issue that in the Matter where such a legal obligation was not stipulated in the MSA and GCSA, if the content of a

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lease contract based on an MSA or GCSA is reassessed, it is possible to be determined that a lease contract that was treated as sales-type lease should have actually been classified as an operating lease.

During the period from January 1, 2010 until January 31, 2016, FXNZ routinely utilized MSAs and GCSAs that included Target Volume clauses. According to internal materials dated November 11, 2015, out of 1,440 contracts, the actual number of clicks was lower than the Target Volume in 982 contracts, and the Target Volume achievement rate was less than 70% in 555 contracts. In addition, in July 2015, as a result of conducting an internal audit and proceeding with an investigation to FXNZ by FXAP, it was found that the Target Volume was not achieved in about 70% of contracts.

In this way, it was widely understood by the most of officers and employees of FXNZ that customers' usage rates falling short of the Target Volume set in MSAs and GCSAs became constant practice, including A, B, C, and members of the finance team.

The use of MSAs and GCSAs was prohibited from September 2015.

(ii) DSG adjustment

As set forth in (i) Target Volume, if the actual number of clicks was lower than the Target Volume in MSAs and GCSAs, MARCO's service revenue was reduced by an amount equal to the shortfall.

"The Revenue Recognition Policy for DSG Contracts" dated May 9, 2007 prepared by APO that FXNZ (MARCO and FINCO) was required to comply with, stipulates that revenue recognition should be in accordance with internal rules, the International Accounting Standards, and New Zealand accounting standards. The rules also stipulate that if it is discovered that the revenue that has already been recognized is excessive, and that the service revenue thereafter will be negative, it must be ensured that they at least break even by using any of the following methods: (i) reducing financing income, (ii) reversing equipment sales, or (iii) raising the Click Rate.

However, if FXNZ conducted accounting treatment in accordance with the above revenue recognition rules, the service revenue recorded for MARCO would be low, and in order to handle this revenue shortfall FXNZ introduced an accounting practice called the DSG (Document Services Group) adjustment, in violation of the above provisions. Through the DSG adjustment, if MARCO's actual service revenue (i.e., the amount obtained by deducting the amount of the lease receivable repayment and interest revenue for FINCO based on the Target Volume from the amount invoiced to the customer) was insufficient to meet the service revenue it expected to receive according to MARCO's initial forecasts of the customers' number of clicks (i.e., the amount equal to the ratio of distribution to service revenue out of the amount invoiced to the customer that MARCO initially stipulated), FXNZ additionally

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recorded an amount equal to the shortfall as MARCO's service revenue and FINCO's lease receivables, respectively.

If it is considered that the customer bears a legal obligation to make payment of amounts based on the Target Volume and the Click Rate (in this case, it would ultimately be possible to collect the Target Volume through future payment of the DSG adjustment amount), there is a possibility that recording MARCO's service revenue including an additional amount based on the above DSG adjustment could be viewed as appropriate accounting treatment. However, as set forth in (i) above, based on the matters discovered in the investigation, the MSAs and GCSAs that MARCO had executed with customers stipulated that MARCO must invoice customers based on the actual usage volume, and they did not establish Minimum Payment clauses for the payment of amounts based on the Target Volume and the Click Rate. Posting the shortfalls to MARCO service revenue and FINCO lease receivables using the DSG adjustment entry was not permitted under accounting rules, and thus should be considered to have over-stated revenue and receivables, respectively.

Even if there were exceptions where customers had a legal obligation to pay based on the Target Volume and the Click Rate, FINCO would need to investigate whether the lease receivables recorded based on the Target Volume can be collected if the lease fees that FXNZ actually collected from the customer were less than the amount based on the Target Volume. Based on that investigation, if it is thought that the amounts were uncollectable the DSG adjustments would need to be reversed, and the lease receivables would need to be written down. According to the facts revealed by this investigation, the probability of collectability of the lease receivables recorded by FINCO using DSG adjustment was not very high, and therefore even if a customer bore a legal obligation to pay an amount based on the Target Volume, it can be evaluated that the service revenue and lease receivables were overstated by FXNZ.

When DSG adjustment was originally implemented at FXNZ, manual entries were made in FINCO's lease receivable ledger and MARCO's sales ledger, and if contracts with a DSG adjustment balance were executed anew by means of rollover (discussed below), the DSG adjustment balance at the time that the original contract terminated was temporarily reversed in the ledger and a new agreement was registered in the agreement management system (the "System A"), and the reversed balance was recorded in the System A again for the new agreement. Therefore, at least part of the reversed DSG adjustment was recorded again as service revenue and lease receivables for the new agreement through the System A.

In 2012, FXNZ's management instructed its IT department to install a program to automatically record the DSG adjustment amount in the system. Management meetings attended by FXNZ's management examined the results produced by such program, and the

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DSG adjustment amount for that month determined at the meeting was recorded at MARCO and FINCO as service revenue and lease receivables, respectively.

However, because the amount that MARCO invoiced customers was based on the Click Rate set forth in the new agreement and the actual number of clicks, MARCO did not separately invoice customers for the DSG adjustment, and the customer was not informed of the fact that FXNZ (FINCO) was booking the DSG adjustment balance for the existing agreement once again as lease receivables when the agreement was executed anew, so it is hard to consider that the customer would have a legal obligation to pay MARCO the fees for the DSG adjustment amount.

The total amount of the DSG adjustments carried out on FINCO's lease receivable ledger and MARCO's sales ledger from March 31, 2013 until March 31, 2016 was about NZ$47 million, and the balance at the end of the fiscal year ending March 31, 2017 (after deducting the NZ$24 million reversal (cumulative for the period) at the time of Contract Rollover) was NZ$23 million.

From the materials disclosed by FXNZ and interviews to relevant personnel, it is found that the process, calculation methods, and issues with respect to such adjustments were commonly known by FXNZ's executive management, employees at finance and accounting department and sales department. DSG adjustment began with the approval of FXNZ's former Managing Director, A, and was implemented under the direction of the former CFO, B, and it enabled FXNZ's management to avoid the pressure of sales targets imposed by APO while allowing them to receive economic benefits such as bonuses for achieving sales targets. FXNZ's current Managing Director, C, has admitted to knowing of the booking of DSG adjustments at FXNZ since his appointment to his previous position as General Manager of the sales department.

(iii) Residual Values

When MARCO executes lease contracts, it establishes a Residual Value (the estimated sale price of the leased asset at the expiration of the lease contract term) for the leased asset, even for capital leases. Irrespective of whether the contract was a capital lease or an operating lease, in general, the lessor in the lease agreement can recover part of the amount invested in the lease asset by selling it at the market price on the second-hand market for the lease asset when the term of lease agreement expires. As the lease fee (usage fee) that the customer pays to the lease company covers elements such as the price difference between the new purchase price and the market price on the second-hand market (Residual Value), interest, tax, and insurance for such lease asset, as long as there is Residual Value, it is possible to discount the lease fee that the customer pays to the lease company just by the amount of the Residual Value of such

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lease asset. At FXNZ, the lease fee for the leased asset was set to be paid as a "balloon payment" (a method involving repayment of a set amount during the lease term, with the balance of the principal paid in a lump sum upon expiration of the lease term) upon the expiration of the agreement, but MSAs and GCSAs did not expressly state the details of the payment method.

Capital leases are often structured such that ownership of the equipment purchased by the lease company transfers to the customer upon expiration of the lease agreement, and normally there is almost no Residual Value. With respect to this point, FX's Internal Business Group Accounting Administrative Instructions that came into effect as of October 1, 2010 expressly provide that the Residual Value of agreements treated as capital leases is 10% or less, and agreements where the Residual Value exceeds 10% must be treated as operating leases and equipment sales must not be recognized when capital lease agreements are executed. On October 11, 2010, B sent an email to D and E (with F also CC'd) informing them that if the Residual Value exceeds 10%, the transaction has to be treated as an operating lease, and must not be treated as a capital lease. On April 1, 2011 B confirmed the treatment of Residual Value with G and A. However, in May 2011, FXNZ set the Residual Value higher than the 10% maximum, such as proposing capital lease agreements with a Residual Value of 15% and treating such agreements as capital leases, recorded equipment sales (ORS revenue) at the time of execution of the contract, and around December 2014, a capital lease agreement with Residual Value of 45% was executed. During this time, B repeatedly directed that the Residual Value should be 10% or less and refused to approve capital leases with a Residual Value exceeding 10%, but the A-led FXNZ continued to ignore the rules and B's directions.

If the total value of a contract is fixed, setting a high Residual Value results in the lease fees collected from the customer during the lease term being reduced, which means an ever lower Click Rate can be offered to the customer. However, because a high Residual Value is set, ORS revenue is recorded pursuant to a total contract value that has been overstated due to the use of the balloon payment, despite the reduced Click Rate. Nevertheless, because revenue from capital leases is the present value of cash received from the customer, the Residual Value does not result in an increase in sales. Therefore, setting a high Residual Value can be regarded as having recorded fictitious sales where the lease fees and the actual Residual Value that could be recovered do not match.

On the other hand, because the reduction in the Click Rate reduced the lease fees that customers were invoiced each month, collection of the lease receivables was deferred until the agreement terminated. Therefore, the collectability of lease receivables depended heavily on realizing the Residual Value at the expiration of the agreement, but MSAs and GCSAs contained no express provisions securing the realizability of the Residual Value. Thus, in

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substance, this practice resulted in fictitious accounting records for both the aforementioned ORS revenue and lease receivables where there were issues with collectability because they were based on unprofitable Click Rate.

When a lease agreement terminated, MARCO held the equipment that was the subject of such lease agreement as inventory for resale.

Additionally, from late April to mid June 2015, FXNZ's management transferred the Residual Value of contracts with high Residual Values to contracts with low Residual Values (contracts with other customers) in order to prevent high Residual Values from being discovered as being in breach of internal rules. As this made the recording of ORS revenue possible for agreements that now had a Residual Value of under 10%, FXNZ recorded ORS revenue, and recorded additional revenue for agreements with an increased Residual Value.

According to records in FXNZ's System A, from October 2010 to March 2016, FXNZ entered into 270 MSAs/GCSAs with a Residual Value of more than 10%. The System A's records show that agreements with a Residual Value of more than 10% increased from February 2014, and were ultimately stopped in March 2016.

(iv) Contract Rollovers

MSAs and GCSAs are ordinarily contracts that cover multiple years, but FXNZ "rolled over" (i.e., re-executed) some of them into new contracts in the beginning or middle phases of the initial contract term. Rollovers allow the recognition of new ORS revenue, even for lease agreements for the same customer and equipment, so they are considered to be for the purpose of the recording new ORS revenue, but according to FXNZ they had the business purpose of locking in a customer by extending the agreement term before the agreement term ended.

The new contract created by Rollover normally had a lower Click Rate than the original agreement, which made it easier to sell to the customer. The reduction in the Click Rate was made up for by an increase in the Target Volume and a longer agreement term. The balance of the lease receivables for the original agreement was carried over into the new agreement when the Rollover was carried out.

Contract Rollovers were carried out in the following two ways:

(a) The lease assets installed under the original agreement were used as is and a lease agreement was re-executed; or

(b) New lease assets were installed (or the same lease assets as used under the original agreement were reinstalled), and an agreement re-executed.

No lease asset delivery was involved in the case of (a), but FXNZ recorded ORS revenue when the new agreement was executed.

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In the case of (b), ORS revenue was recorded for the lease assets newly delivered (or re-delivered). If the lease assets delivered under the original agreement were removed, lease receivables that should have been collected through use of such lease assets until the expiration of the agreement remained and were classified as "unsecured."

These accounting practices resulted in the inappropriate recording of ORS revenue in the case of (a), and we believe that overstated initial ORS revenue was recorded as a consequence in the case of (b). Additionally, in the case of both (a) and (b), various issues – such as the discrepancy between the Target Volume and actual number of Clicks, the lease receivables collection risk, and the evaluation of Residual Value – are deferred, resulting in an increase in lease receivables with poor prospects for collection.

In January 2014, H informed A and I (with J, C, and B also CC'd) of a plan to achieve the gross profit target through the Rollover of a total of NZ$● (the amount is not disclosed.) of contracts from January to March 2014.

Additionally, a memo dated September 3, 2015 regarding APO's policy with respect to Contract Rollover contained statements including "when rolling over contracts, if nothing changes with respect to the equipment, revenue was not to be recognized when the agreement was executed", and "if the balance of lease receivables under the original agreement exceeds 20% at the time of Contract Rollover, the portion in excess thereof must be collected from the customer in a lump sum". However, the Rollover of contracts at FXNZ did not comply with this policy.

Around 2009, FXNZ had no policies or rules regarding the handling of contracts. Therefore, even based only on confirmation of materials, from June 2011 to September 2015 there were nine lease agreements where a separate instrument (side letter) was found to amend the content of the lease agreement, and the Rollover of original agreements was predominantly carried out by executing side letters. The use of side letters was expressly prohibited by APO's accounting policies dated October 1, 2015 and internal documents. On September 1, 2016, K also indicated that amendment to the content of agreements by means of a side letter was strictly prohibited.

The appropriate accounting practices regarding Contract Rollover differ depending on the individual circumstances and situations, but at least, the following factors must be taken into account.

(a) Whether amending terms and conditions falls under executing a new agreement or revising an existing agreement;

(b) Whether the new agreement satisfies the requirements of a capital lease or whether it should be deemed to be an operating lease; and

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(c) Whether to halt the recognition of the lease receivables balance for the existing agreement or whether to declare impairment.

At the very least, it is inappropriate for two types of lease receivables to exist for a single asset (or asset group), and the existence of receivables classified as "unsecured" is regarded as inappropriate.

It is difficult to accurately quantify the amount of the accounting impact from the overstatement of revenue and lease receivables resulting from Contract Rollovers, but the amount of receivables classified as "unsecured" is regarded as one indicator. According to an analysis by FXNZ's management, the balance of the "unsecured" receivables as of March 31, 2017 was NZ$153 million, or about half of total balance of all lease contracts.

(5) Accounting practices pertaining to other issues that were discovered

 (i) Recording of Revenue Before the Execution of Agreements or the Installation of Equipment

From the interviews with persons involved with FXNZ, etc. it can be found that FXNZ's management had a strong motivation to achieve their performance targets.

To be specific, National Business Review meetings (NBR meetings) were held at the end of every month at FXNZ to check monthly business results (annual results at the end of the fiscal year). These meetings were attended by persons including A, B, L, C, I, M, D, G, N, E, O, P, J, and sales representatives. In addition to examining business results, these meetings considered methods to achieve performance targets through inappropriate practices to make up for the shortfall in results. Specifically, participants at NBR meetings made decisions to record revenue for transactions before agreements were executed or before equipment was installed, even though APO/GCO Accounting Administrative Instruction Revenue Recognition rules stipulated that, for the purposes of revenue recognition, agreements must be fully and clearly signed by both parties. B carried out the ultimate recording of sales in advance at FXNZ's finance department at the direction of A, but it has been found that all participants at NBR meetings were aware of the practice. Some of the NBR meeting participants were also aware that the series of activities was in breach of internal rules regarding revenue recognition, and made objections to management about the inappropriate recording of revenue, but in the end, we believe that they were not able to resist management's wishes.

Furthermore, these inappropriate transactions may have included completely fictitious transactions, not just transactions that recorded revenue in advance.

This series of inappropriate activities was carried out repeatedly until the issue was raised when K was appointed CFO in January 2016.

The report prepared by K in February 2016 stated that the cumulative amount (excluding those that satisfied the requirements for recording as sales at that point in time) of sales

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inappropriately recorded early using the aforementioned methods was NZ$90 million as of January 2016, and APO received a report that there were NZ$9 million of those transactions that posed a particular financial risk based on K's confirmation of the details of each individual transaction at the time.

The total of inappropriately recognized revenue for past fiscal years is as follows. As of the fiscal year ended March 31, 2015 such revenue had increased to close to 30% of the total sales of FXNZ, but from the fiscal year ended March 31, 2016 onwards the balance of uncollected revenue has been reversed.

(NZ$ million)

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2015	Fiscal Year Ended March 31, 2016	As of February 2017
Total of inappropriately recognized sales	57	88	55	14
Total sales of FXNZ	271	301	227	TBD

Of the NZ$90 million, NZ$35 million was fictitious sales, and the remaining NZ$55 million was not fictitiously recorded, but comprises revenue inappropriately recorded early.

In February and March 2016 NZ$2 million of fictitious sales were newly recorded, and the total for the fiscal year ended March 31, 2016 was NZ$36 million, but of this, NZ$16 million was corrected in the fiscal ended March 31, 2016, and NZ$21 million was carried forward to the fiscal year ended March 31, 2017.

The NZ$55 million in question were sales inappropriately recorded early at the time, but also includes cases where agreements were subsequently executed as expected and the transactions were completed by the end of the fiscal year.

(ii) Macro Adjustments

Separately from the early recording of revenue at the NBR meetings discussed above, at FXNZ accounting practices known as "Macro Adjustments" were carried out to improve financial performance. "Macro Adjustments" are adjustments that mainly do not have a commercial or accounting basis including the double recording of advance sales, the recording of fictitious sales and the fictitious recording or deferral of cost of sales or expenses,

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and Marco Adjustments were broadly and inconsistently implemented. According to K, prior to his appointment as CFO, Macro Adjustments were carried out as follows:

(a) FXNZ prepared monthly account documents on the first business day of the following month;

(b) When these monthly accounts were prepared, account balances thought to reflect incorrect financial figures were discovered (e.g. COGS was irregular or too high, etc.);

(c) When there was not enough time to investigate and correct the details of the matters discovered before the completion of the monthly accounts, adjusted entries called Macro Adjustments would be made in the accounting system without confirming what the revised amount should be (e.g. reducing COGS or increasing the assets, etc.); and

(d) Although they should have been promptly investigated after the Macro Adjustments were entered, and reversed as necessary, as discussed below the total amount of Macro Adjustments remained significantly large until K was appointed as CEO.

The background to these Macro Adjustments being recorded at FXNZ may be that, initially, there was very limited time to prepare the monthly accounts. As discussed above, however, in light of facts such as that after the passing of some time a significant total amount of Macro Adjustments – which should originally have had their cause investigated and been promptly processed – remained until the appointment of K, and given that Macro Adjustments were mainly recorded during the fiscal year and reversed by the end of the fiscal year, we believe that FXNZ carried out Macro Adjustments in order to achieve monthly performance targets. The recording of these Macro Adjustments was carried out by B at the direction of A.

The number of accounting entries that have "macro" in the remarks column is as follows. The following record of numbers includes entries made in order to make revisions, and the revisions for FY2016 comprise the reversals for past years.

FY2014											
Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
2	1	0	0	0	7	6	20	20	0	8	8
FY2015											
Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
0	0	5	2	15	18	20	15	13	6	5	4
FY2016											
Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
6	9	20	13	18	20	17	15	18	15	17	19

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K's report states that the total amount of Macro Adjustments as of January 2016 reached NZ$23 million. K explained that there were Macro Adjustments of NZ$3.0 million relating to ordinary operations in February and March 2016, and as a result of a revision of NZ$12 million in the course of the closing of accounts for the fiscal year ended March 31, 2016 NZ$8 million was carried forward to the fiscal year ended March 31, 2017, as shown in the chart below.

(NZ$ million)

	Amount
As of January 2016	23
Revisions relating to ordinary operations in Feb and Mar 2016	(3)
Revision amount for the fiscal year ended March 31, 2016	(12)
Balance as of March 31, 2016	8

(iii) Individual Entries

In the fiscal year ended March 31, 2015, FXNZ carried out and recorded asset sales and other non-operating transactions ("Individual Entries") in order to reduce the risk that inappropriate accounting, including the aforementioned Macro Adjustments, would become a problem in an accounting audit at the end of the period. This created the external appearance that FXNZ's financial activities and financial condition had improved in that fiscal year, and that FXNZ had revenue higher than its actual revenue. K's report in February 2016 states that

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four items regarding such transactions (NZ$11 million) pose a financial risk, but according to his explanation, the following two items were classified as transactions with accounting issues conducted by B. (a) Revenue in connection with the execution of a new real estate lease

In December 2015 FXNZ terminated the lease agreement (the "Old Lease Agreement") for a property in College Hill that it was leasing from the lessor before the expiration of the term of the lease, and entered into a new lease agreement for a property also held by the lessor located on Carlton Gore Road in Newmarket (the "New Lease Agreement"), and FXNZ received NZ$● from the lessor for the change of lease. In form, the money FXNZ received from the lessor was paid as a penalty for the termination of the Old Lease Agreement due to circumstances on the part of the lessor and at FXNZ's request a memorandum of understanding evidencing the name of such payment was prepared. But in light of the negotiations between FXNZ and the lessor and the fact that there was less than six months remaining in the Old Lease Agreement, this in substance was an incentive paid to FXNZ by the lessor to reduce FXNZ's burden so that FXNZ would enter into the New Lease Agreement. Therefore, in terms of accounting, the NZ$● that FXNZ received from the lessor should have been allotted over the 12 years of the agreement as a reduction in the rent cost as a lease incentive for the New Lease Agreement. Instead the entire amount was recorded as revenue for the fiscal year ended March 31, 2015 and treated as a penalty under the Old Lease Agreement.

Even if it were possible to deem such payment to be a penalty for termination of the Old Lease Agreement due to circumstances on the part of the lessor, the time at which it should be recognized as revenue should be the fiscal year ended March 31, 2016 when FXNZ actually surrendered the lease property to the lessor, so in either case it is inappropriate to recognize it as revenue for the fiscal year ended March 31, 2015.(b) Increase of Inventory Valuation for Consumables Stored by Customers

FXNZ stored consumables necessary for the use of copiers leased to customers, such as toner, at customers' places of business, etc., recorded such consumables as inventory, and periodically carried out re-valuation. When carrying out the closing of accounts for the fiscal year ended March 31, 2015, FXNZ increased the inventory valuation of such consumables by around NZ$3 million, and processed it by reducing COGS as the item corresponding thereto. FXNZ's management had concerns about the added inventory value in the fiscal year ended March 31, 2015, but allowed such treatment to be carried out in order to cover up other debt not recorded in the financial statements.

(iv) Sponsorship Cost

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FXNZ provides cash and free products like tablets etc., and carries out other sales promotion activities that it calls sponsorships, mainly to educational institutions and other organizations. MARCO and FINCO recorded the amount equal to the costs for these sales promotion activities ("Sponsorship Costs") by adding them to sales to customers and to lease receivables, respectively.

In general, Sponsorship Costs were recorded as follows. Changes to lease fees in connection with changes in ORS revenue and lease receivables have been ignored.

(NZ$)

	Before Recording of Accrued Sponsorship Costs	After Recording of Accrued Sponsorship Costs
PL Item		
ORS revenue	100,000	150,000
ORS cost	(70,000)	(120,000)
Gross margin	30,000	30,000
BS Item		
Lease receivables	100,000	150,000
Accounts payable	(70,000)	(70,000)
Accrued Sponsorship Costs	-	(50,000)
Equity	30,000	30,000

Although it can be regarded as reasonable as a sales activity to set the terms of the sale at a level that can cover the operating costs, FXNZ added an amount equal to Sponsorship Costs that had no direct relationship with the terms setting lease fees in MSAs, to ORS revenue and ORS costs, irrespective of whether or not it is reasonable as a sales activity, and recorded the amount corresponding thereto as lease receivables (accrued Sponsorship Costs). This addition and recording was not backed up by MSAs, and can each respectively be understood to be over-statement.

The APO/GCO Accounting Administrative Instructions that set forth APO's accounting policies contain the following provisions regarding accounting practices for the provision of sales incentives provided in the form of discounts, coupons, rebates, and the provision of products or services free of charge, etc.

(a) If sales incentives are paid or returned in cash, such amount shall be deducted from sales.

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(b) If products or services are provided free of charge, an amount equal to the cost shall be recorded as COGS.

At FXNZ, however, because sponsorship costs were all recorded as COGS irrespective of whether they were due to the provision of cash or the provision of products free of charge, etc., the accounting treatment consistently used method (b), in breach of internal rules.

However, according to the answers in the questionnaire sent to B, amounts equal to Sponsorship Costs may have been made into a collectible form by setting a high Click Rate in lease agreements. In such case, even though it cannot be said to simply be overstatement of lease receivables because they are supported by agreements, it can be said that the accounting treatment of sales incentives was in breach of APO's accounting policies.

With respect to the issue of adding an amount equal to Sponsorship Costs to ORS revenue, the following table indicates the Sponsorship Costs throughout FXNZ. Sponsorship Costs increased from the fiscal year ended March 31, 2009, in the fiscal year ended March 31, the amount recognized as Sponsorship Costs grew to its highest level – over NZ$3 million – as of the fiscal year ended March 31, 2015, and subsequently decreased to approximately NZ$2 million in the fiscal year ended March 31, 2016. These figures match the figures for "(i) Recording of Revenue Before the Execution of Agreements or the Installation of Equipment" and "(v) Third Party Settlements."



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The second issue with Sponsorship Costs is that FXNZ's financial statements for the fiscal year ended March 31, 2014 stated NZ$1 million in Sponsorship Costs as accrued.

In accordance with APO's internal rules, FXNZ originally recorded Sponsorship Costs on an accrual basis (method (a) below), but at the end of the fiscal year ended March 31, 2013, FXNZ changed its recording of Sponsorship Costs from an accrual basis to a realization basis (method (b) below), despite there having been no change in APO's internal rules. During the fiscal year ended March 31, 2015 FXNZ once again changed the recording of Sponsorship Costs back to an accrual basis.

(a) Recording as accrued at the time a sponsorship agreement is executed, and when an invoice for costs is received from a customer pursuant to the sponsorship agreement, the accrued amount is written down and recorded as accounts payable.

(b) Not recorded at the time a sponsorship agreement is executed, and recorded as COGS and accounts payable when an invoice for costs is received from a customer pursuant to the sponsorship agreement.

As a result of such change to the basis for recording Sponsorship Costs, costs and accrued amounts were understated in the fiscal year ended March 31, 2014, and it is possible that the financial statements were still being impacted from the fiscal year ended March 31, 2014 and onwards.

(v) Third Party Settlements

FXNZ carries out sales promotion activities called Third Party Settlements for the purpose of acquiring new customers. This entails FXNZ assuming the remaining amount of lease obligations and lease contract penalties that a customer who is leasing a competitor's product bears with respect to that competitor, and FXNZ thereby wins a new lease contract with that customer. MARCO and FINCO recorded the amount equal to expenses pertaining to Third Party Settlements by adding them to sales to customers and to lease receivables, respectively. In general, Third Party Settlements were recorded as follows. Please note that changes to lease fees in connection with changes in ORS revenue and lease receivables have been ignored.

[Tentative English translation for information purpose only]

(NZ$)

	Without Third Party Settlement	With Third Party Settlement
PL Item		
ORS revenue	100,000	150,000
ORS cost	(70,000)	(120,000)
Gross margin	30,000	30,000
BS Item		
Lease receivables	100,000	150,000
Accounts receivable	(70,000)	(70,000)
Cash	-	(50,000)
Equity	30,000	30,000

Like with "(iv) Sponsorship Costs," although it can be regarded as reasonable as a sales activity to set the terms of the sale at a level that can cover the operating costs, FXNZ added an amount equal to Third Party Settlement costs that has no direct relationship with the terms setting lease fees in MSAs, to ORS revenue and ORS costs, irrespective of whether or not it is reasonable as a sales activity, and recorded the amount corresponding thereto as lease receivables (cash). This addition and recording was not backed up by MSAs, and can each respectively be understood to be over-statement.

Under FXNZ's accounting policies, Third Party Settlements should be treated in the same way as sales incentives, which is clear from the "FXNZ Accounting Review" (dated February 12, 2016) submitted to APO by K. As discussed in "(iv) Sponsorship Costs," the accounting treatment for sales incentives set forth by APO is as follows.

(a) If sales incentives are paid or returned in cash, such amount shall be deducted from sales.

(b) If products or services are provided free of charge, an amount equal to the cost shall be recorded to COGS.

Because FXNZ recorded Third Party Settlements made in cash to COGS, Third Party Settlements consistently used method (b) in breach of internal rules.

However, according to the answers in the questionnaire sent to B, amounts equal to Third Party Settlements may have been made collectible by setting a high Click Rate in lease agreements. In such case, even though it cannot be said to simply be overstatement of lease

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receivables because they are supported by an agreement, it can be said that the accounting treatment of sales incentives was in breach of APO's accounting policies.

With respect to the issue of adding an amount equal to Third Party Settlements to ORS revenue, the following table shows the amount of Third Party Settlements calculated using the agreements effective as of the fiscal year ended March 31, 2017. The amount equal to Third Party Settlements is thought to have been added to ORS revenue and lease receivables respectively in each fiscal year.

(NZ$ million)

Year of Execution of Agreement	Third Party Settlement Amount
Fiscal year ended March 31, 2011	0
Fiscal year ended March 31, 2012	0
Fiscal year ended March 31, 2013	1
Fiscal year ended March 31, 2014	4
Fiscal year ended March 31, 2015	5
Fiscal year ended March 31, 2016	5
Fiscal year ended March 31, 2017	1
Total	16

(vi) Credit Risk and Increase in Bad Debt

(a) Credit risk

At FXNZ, it is typical to decide whether to execute a lease contract with a particular customer and the length and other terms on the payment period in reference to the credit of the customer. However, there were cases where contract execution procedures went ahead in order to record lease contract sales despite insufficient credit screening of customers, and cases where customers with questionable credit standing were provided with support which increased uncollectable receivables, resulting in an increase in credit risk.

Credit business was handled by the FXNZ Credit & Recoveries Team until 2010, but there were no consistent credit screening standards, and decisions were made based on the personal experience and knowledge of the person in charge. The National Credit Manager appointed in April 2010 created the "Credit Evaluation and Credit Limit Setting Guideline" ("Credit Guideline") in May 2010, and from that point onwards credit screening was conducted in accordance with the Credit Guideline. The Credit Guideline provides that the initial credit limit will be the value of such lease contract if the contract value is NZ$50,000 or less, and if it exceeds NZ$50,000 it will be determined by the Credit

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Analyst. The Credit Guideline also set general industry credit levels (levels 1-3) corresponding to the percentage of accrued receivables for each industry, requires strict credit screening for new customers with a lease value exceeding NZ$50,000, and requires even stricter screening if it exceeds NZ$200,000. Contracts exceeding NZ$200,000 for new credit level 3 customers require the signature of FXNZ's CFO and CEO. On the other hand, credit screening of existing customers only requires the approval of a FXNZ sales manager. In order for the Senior Management Team to fulfill their receivables management responsibilities, in October 2011 FXNZ created the Credit Committee comprising the CFO, the Senior Management Team, and the National Credit Manager.

In response to issues pointed out in the internal audit carried out in 2014, the Credit Guideline was revised in December 2014. Under the revised Credit Guideline, a credit screening system is used for all new customers before approval is granted, the FXNZ Credit Analyst carries out screening for lease contracts with a value exceeding NZ$50,000, and contracts worth NZ$50,000 or less are divided into initial risk categories based on the industry by the System B and have credit screening carried out automatically.

According to an investigation by an independent law firm, despite the creation and revision of the Credit Guideline and the creation of the Credit Committee, FXNZ did not comply with the credit screening policies for customers with financial issues, and even if a customer was about to file for bankruptcy, FXNZ continued to do business with that customer. Most of the advice from the Credit Manager, Q, was dismissed or ignored by A. Because sales representatives avoided the credit screening procedures before executing a lease contract and directly obtained the approval of the ultimate decision maker, A, credit screening was only carried out for about 10% of contracts.

The general risk management process for FXNZ's largest customer, Customer 1, is as follows.

When Customer 1 acquired a business that had transactions with FXNZ in October 2010, the business in question was troubled by operating losses, had financing problems, and even at FXNZ it had caused significant credit losses and was recognized as having potential cash flow issues. Prior to October 2010, FXNZ only had limited transactions with Customer 2.

Subsequently, Customer 1 expanded its printing business including by acquisition, etc. of five FXNZ customers with financial difficulties, and its number of lease contracts with FXNZ for new equipment also significantly increased, so FXNZ positioned Customer 1 as a strategically important customer. From 2011 through 2012, FXNZ rapidly increased Customer 1's credit balance and extended the transaction conditions (lease fee collection period) with Customer 2 to 60 days. In March 2012, FXNZ also extended the collection

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period from 60 days to 80 days for a limited period of three months, and from May 2012 FXNZ procured paper for lease equipment on behalf of Customer 1 and supported Customer 1 by providing credit for the receivables for such transaction.

Consequently, in September 2012, Customer 1 and the five companies acquired by Customer 1 owed FXNZ a total of NZ$2 million (of which, NZ$1 million was in arrears at that time), and FXNZ's finance agreements with these companies had grown to a total of NZ$15 million.

In May 2013, however, when Customer 1's CFO suddenly resigned, it became apparent that Customer 1's financial records were incomplete, and that it had implemented inadequate accounting systems. FXNZ prepared the Risk Countermeasure Plan for Customer 1 (the "Customer 1 Credit Risk Plan"), but in September 2013, the financial institutions that had been providing Customer 1 with funds began to end their business with Customer 1. FXNZ then began to provide Customer 1 with funding, irrespective of the outstanding credit balance, and agreed to guarantee payments to Customer 1's other suppliers, etc., maintaining its close relationship with Customer 1 and supporting Customer 1 in various ways.

In this way, because FXNZ treated Customer 1 as an existing customer in credit screening, even though it was aware that Customer 1 was in financial difficulties, the balance of credit provided to Customer 1 grew from the fiscal year ended March 31, 2011 to the fiscal year ended March 31, 2016 without strict credit screening being carried out.

The following provides a summary of some credit risk issues for customers other than Customer 1.

i. A company with a long business relationship with FXNZ had financial difficulties, resulting in uncollected receivables being accrued.

ii. A company that FXNZ repeatedly provided refinancing for became insolvent, resulting in uncollected receivables being accrued.

iii. A company with which a new lease contract was executed and Third Party Settlement carried out without sufficient credit screening went bankrupt, resulting in uncollected receivables being accrued.

(b) Increase in bad debt

The balance of receivables against Customer 1 rapidly grew from 2013, and payments in arrears that could not be collected for long periods increased in particular.

As can be seen from the graph below, accounts receivable with respect to MARCO rose sharply, from about NZ$2 million as of the fiscal year ended March 31, 2013 (included

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payment in arrears of around NZ$1 million), to about NZ$9 million as of the fiscal year ended March 31, 2014 (including payment in arrears of about NZ$7.6 million), about NZ$17 million as of the fiscal year ended March 31,2015 (about NZ$15 million in arrears), about NZ$25 million as of the fiscal year ended March 31, 2016 (about NZ$24 million in arrears) and about NZ$29 million as of the fiscal year ending March 31, 2017 (about NZ$28 million in arrears).



	Grand Total	Current	1-60	61-90	91-120	121-180	181-360	Over 360
2011	$0.191M	$0.055M	$0.118M	$0.000M	$0.005M	$0.012M	$0.001M	$0.000M
2012	$0.288M	$0.093M	$0.150M	$0.000M	$0.046M	$0.000M	$0.000M	$0.000M
2013	$2.441M	$1.542M	$0.365M	$0.377M	$0.120M	$0.021M	$0.016M	$0.000M
2014	$8.498M	$0.906M	$1.586M	$1.511M	$1.799M	$0.763M	$1.934M	$0.000M
2015	$17.013M	$1.759M	$0.934M	$1.285M	$0.854M	$2.017M	$4.886M	$5.277M
2016	$24.546M	$0.471M	$1.185M	$0.869M	$0.861M	$2.002M	$6.067M	$13.092M
2017	$28.458M	$0.399M	$0.758M	$0.410M	$0.403M	$0.798M	$2.455M	$23.235M

Furthermore, under the Doubtful Debt Provision Guideline prepared in March 2014, allowances for doubtful receivables should have been recorded for receivables in arrears for which the account was frozen, for which an ultimatum was given or that were in arrears for two months or longer (except for receivables to certain blue-chip companies).

However, as a result of consulting with the accounting auditor on the various anticipated allowance amounts for low, medium, and high-risk cases in the process leading to the decision on the amounts of such allowances for doubtful receivables, allowances for doubtful receivables were recorded at a ratio of 100% for receivables delayed for 360 days or more, and at a ratio of 50% for receivables delayed for 180 days or more and less than

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360 days (a balance of NZ$7.5 million at the end of the fiscal year ended March 2015).

Despite this, in October 2013 FXNZ had already received a report, produced by Accounting Firm 3, pointing out that Customer 1 was essentially bankrupt, and we believe it is possible that allowances for doubtful receivables should have been recorded at that point. The balance of receivables with respect to Customer 1 increased to NZ$20 million or more even after that report was obtained.

Moreover, APO's rules for the impairment of doubtful receivables stipulate that, in addition to the impairment test for individual customers, an impairment test is required at the corporate group level for customers with similar credit risks and receivable balances. Nevertheless, FXNZ did not perform an impairment test at the corporate group level.

In 2015, FXNZ considered acquiring Customer 3, which is one of Customer 1's business departments. While it was ultimately not realized because APO's approval could not be obtained, according to materials discovered in the Investigation, we believe that the purpose of this acquisition was to reduce the receivables with respect to Customer 1 and avoid recording allowances for doubtful receivables by means of a debt equity swap.

There were also other customers with large amounts of receivables in arrears besides Customer 1 for which FXNZ did not record allowances. Allowances were not recorded for receivables with respect to Customer 4 that were in arrears for two months or more despite their climbing from NZ$0.1 million in March 2014 to NZ$1.0 million in March 2015, and the allowances were only recorded in December 2015.

An internal audit in 2010 found that allowances were only being recorded for receivables in arrears for 60 days or more, and that the process for deciding the amount of provisions was not clear. An internal audit in 2014 also found that final decisions were made orally, and that appropriate evidentiary materials were not being produced.

Q, who produced the report to the Credit Committee, said that when he mentioned the receivables with respect to Customer 1, "I was told by the CFO and management (A) that they were handling the conversation with Customer 1 themselves, so recording allowances was not necessary." The report dated March 29, 2016 by the Law Firm 1 also found that the problems raised by Q were dismissed by A, who instructed him not to interfere with Customer 1.

Thus, despite the fact that there were receivables for which a large amount of allowances would be necessary, FXNZ increased its business with Customer 1 and other customers with large amounts of payments in arrears, which created even more receivables. Given that the vast majority of those receivables are now unlikely to be recovered, FXNZ faces considerable losses due to this decision to continue increasing its business. In addition, FXNZ did not appropriately record allowances against these receivables, which

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constituted an inappropriate accounting practice.

From the foregoing, we can surmise that the Credit Committee had not constructed and operated a system that could prevent this type of business and inappropriate accounting practices, leading us to believe that there were problems in corporate governance.

4. Causes of Inappropriate Accounting Practices

(1) Incentives

One of the causes of FXNZ's inappropriate accounting practices was its use of incentives such as commissions and bonuses.

The senior management team and the sales team receive commissions and bonuses in addition to their regular remuneration, and this system was said to place importance on achieving sales targets. FXNZ paid these commissions and bonus payments to 27 people during the period from January 1, 2011 until March 31, 2017, and we have obtained a statement that NZ$1,500,000 or more per person was paid over this period, and a statement that the total amount of commissions and bonuses accounted for more than half of the overall remuneration received by these employees.

Furthermore, FXNZ also provided trips to Hawaii, New York, and elsewhere to employees with high annual financial performance as an incentive.

Incentives-based remuneration was particularly high for A, the MD, among those employees, and combined with the flaws in corporate governance discussed below, we believe that this caused FXNZ to try to increase its sales, even to the point of engaging in inappropriate accounting practices. Out of his incentives-based remuneration, A's standard bonus amount was calculated by multiplying 30% of his base annual salary and a certain percentage (i.e., the bonus achievement percentage) obtained based on his level of achievement for each assessment item. Among the assessment items and percentages for the president of a sales subsidiary under FXAP's umbrella, sales were ranked as the most important assessment item, accounting for 30–40% of the total. A attained a bonus achievement percentage that exceeded 100% almost every year (it was a particularly high percentage at 193% in the first half of 2013 and 202% in both the first and second half of 2014), and his target achievement rate for the sales assessment item in particular was continually 100% or more for 48 consecutive months from April 2011 until March 2014 (which are astonishing figures considering that the target number rises in tandem with actual results). Thus, we can infer that continually increasing sales and thereby obtaining large amounts of incentives-based remuneration led to seeking ever higher sales, which fueled the sales-centric mindset.

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(2) Centralization of Reporting Lines

Internally at FXNZ, B and other executive officers appear to have directly reported to A, the MD, rather than to the board of directors. A, the MD, also did not report the matters reported by those executive officers to the board of directors, instead reporting directly to the CEO of APO. Thus, authority was centralized with A by centralizing all internal reporting lines with him, and as a result supervision by the board of directors did not function effectively.

It seems that FXNZ's reports to APO were made by A to the CEO of APO. Moreover, because R, APO's former CEO, was also a director of FXNZ from June 16, 2008 until July 15, 2009 and from July 20, 2012 until April 10, 2017, we think that he attended board meetings. However, as discussed in section (4) below, the board of directors only met once or twice per year when they approved financial documents and the like, and because we believe that they did not discuss the business substantially, we think it was difficult to ascertain the condition of the subsidiary through the board of directors, and we also believe that the condition of FXNZ was primarily ascertained through exchanges with A. In addition, the annual management letter was also directly submitted by A to the president of FX. Thus, we believe that the reporting lines to the parent company and others in the group were all limited to A, thereby centralizing the flow of information, so the check-and-balance functions were not effective and transparency was lacking. We believe that the system became one under which it was difficult for other FXNZ directors to receive a broad range of information and difficult for FX and APO to receive information from people other than A, while at the same time it was impossible for the parent company to widely discuss and appropriately supervise problems at the subsidiary through direct reporting to top management.

In such a situation in which there was a lack of oversight and supervision by the board of directors and in which reporting lines were centralized, it was easy for the execution of business by A to run out of control because only certain people at FX and APO were supervising his execution of business, and that supervision was not effective. There were no internal controls within FXNZ onto business conducted by B and other executives because they simply needed A's approval to continue their business.

Therefore, we believe that FXNZ was unable to stop the execution of business that was engaged in by A as seen here, in which he was aware of the inappropriate accounting practices and not only did not correct them, but indeed promoted them.

(3) Sales-Centric Corporate Culture

According to interviews with multiple persons concerned, FXNZ's corporate culture was characterized by a sales-centric mindset. First, the FX group had expectations for FXNZ's sales due to sluggish sales growth in Japan, which helped form FXNZ's sales-centric corporate

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culture through incentives-based remuneration, and others. Additionally, A, who was the MD, strongly pursued incentives-based remuneration by expanding sales, and we believe that FXNZ's corporate culture was also owing to his strong personality in trying to convince others of his view. There is also a statement to the effect that he applied pressure to dissenters and created an atmosphere where opposition was impossible.

Despite having received findings from Accounting Firm 1 and an internal audit in around 2009, there were no major changes to methods of executing business, so we believe that the corporate culture was not one that would try to correct inappropriate accounting practices.

It is quite conceivable that this sales-centric mindset distorted corporate governance, and we believe that it inhibited appropriate decision-making and compliance with internal rules.

(4) Lack of Appropriate Supervision by the Board of Directors

As described in Chapter 3.1, under New Zealand law, the board of directors must manage and supervise all company business, and individual directors must take the best course of action for the company.

However, according to the minutes of FXNZ's board of directors, the board of directors only met about twice per year (including written resolutions), including one meeting to approve the annual financial statements, and the content of those meetings also seems to have been limited to the approval of documents, with nothing in the minutes looking like a discussion of problems in the execution of business. While the low number of meetings of the board of directors is not itself necessarily a violation of New Zealand law, the infrequency of meetings of the board of directors and there being essentially no effective debate make it highly likely that there was no sharing information and problems in a timely fashion among the directors who comprise the board of directors.

In addition, as discussed below in section (5), there does not seem to have been a system for each executive to report business to the board of directors, and when that fact is also taken into account, it is considered that the board of directors did not appropriately supervise executives.

Given that FXNZ's board of directors included the CEO of APO and other officers and employees from the parent company, we believe that if governance by such a board of directors had functioned properly, it would have been possible to prevent the execution of business by A, B, and other executives from running out of control.

(5) Insufficient Functioning of Committees and Responsible (Accounting) Departments

In terms of the internal organizations at FXNZ, various committees were created as subordinate organizations of the board of directors, and this should have formed a governance structure under which matters of a certain importance, but not important enough to be taken up

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by the board of directors, are debated at the committee level, and any illegal or inappropriate matters are prevented by the committees. However, according to interviews, the Compliance Committee and the Risk Management Committee met infrequently, and often did not even prepare minutes. In addition, the Credit Committee was created in May 2011 and the Rules Management Committee was created in November 2015, and we believe that they should have been created earlier. It is possible that each committee did not sufficiently exert, or were unable to exert, their governance functions over their responsible businesses.

In addition, in order to prevent inappropriate accounting practices like those in the Matter, it is important for the accounting department, which should have expert accounting knowledge, to ensure that proper accounting practices are followed and to exert a control function. In the Matter, the accounting department seems to not have had this type of control function. We believe that this was caused by B, the CFO, having indeed engaged in the execution of business that promoted such inappropriate accounting practices despite his having been in a position in which he should have corrected them, and we believe that this caused the inappropriate execution of business to continue without being impeded.

(6) Insufficient Development and Violations of Internal Rules

With regard to inappropriate accounting practices at FXNZ, besides the recognition of revenue being carried out in violation of internal rules, the setting of Residual Values and various other accounting policies also breached internal rules. It is also possible that the execution of contracts and the ascertainment of customers' credit statuses were also carried out in violation of internal rules. Violations of internal rules were also found, such as salespeople creating documents without signatures for customers regardless of the business ethics rules prohibiting the receipt of orders only over the phone without documentation (i.e., an official signature).

In addition, as discussed in Chapter 3.1(3)(ii)(f), the approval of the Transaction Management Committee was required for transactions that satisfy certain conditions stipulated in the transaction management rules, but those rules were enacted on November 20, 2015, which was after problems regarding transactions had been found.

(7) Whistleblowing System

The FX Group enacted the "ALL-FX Compliance Helpline Operation Rules" on April 20, 2004, and developed a whistleblowing system for the FX Group separately from the FH Group. FXNZ formulated a Whistleblowing Policy on November 1, 2008, but it appears that this policy was not actually used. See Chapter 9 for other details regarding the whistleblowing system at the FH Group and FXNZ.

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(8) Deficiencies in the Subsidiary Management System Within the Group

FH has a system that delegates the management of subsidiaries under APO's umbrella to APO, and it did not have a system for direct management. In addition, the management system was insufficient with respect to FXNZ due to APO's physical distance from New Zealand and its insufficiency in human resource in IA. See Chapter 6 through Chapter 8 for details of the deficiencies in these management systems within the group.

5. Measures to Prevent Recurrence

(1) Development of Internal Systems

At FXNZ, the board of directors, which should have a proper supervisory function on corporate business, did not function appropriately, and the various committees that should have checked specific business lines also did not function adequately. Internal systems must be streamlined to ensure that these bodies can sufficiently fulfil their functions. In addition to deploying personnel and developing checking systems so that the board of directors and the various committees function as systems of internal controls and constraints, systems must be developed so that inappropriate acts can be quickly discovered and rectified if they have occurred.

Increasing the frequency of meetings of the board of directors, requiring that the board of directors approve matters related to the execution of important business in addition to financial documents, and developing and actually implementing rules that include matters to report to the board of directors must be carried out so that supervisory functions can perform sufficiently.

Even if the MD and each executive reports to the senior leadership team regarding ordinary business, reporting to the board of directors on the execution of business regarding important matters allows substantial supervision by the board of directors. However, we believe that it is possible to limit direct supervision by the board of directors to the appropriate extent by improving the debate at each committee.

It is also worth considering the addition of independent outside directors as members of the board of directors.

With regard to committees, for the purpose of risk management, the current committees must be sufficiently examined to determine whether they are functioning, and if necessary the committees must be reorganized or additionally created in proportion to their business. In addition, the rules that apply to each committee must be revised, and the operation of the committees must thoroughly conform to those rules with certainty.

(2) Corporate Culture

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The sales-centric corporate culture must be corrected with leadership from the overall group and the MDs. The Company will need to encourage a change in mindset of all employees through internal compliance training and other methods.

(3) Incentive Remuneration

With regard to incentives-based pay at FXNZ, remuneration packages should be revised to avoid having salaries with an excessive incentives-based remuneration compared to fixed salary. Standards should be changed to ensure that incentive remuneration is based on standards that take into account sustainable growth and real profits for the company, rather than standards that only emphasize sales.

Chapter 4 Issues at Other Sales Companies

1. Issues in Australia

(1) Outline of the Investigation

As seen in Chapter 3, various problems arose at FXNZ due to A's leadership, and the possibility has been raised that problems similar to those at FXNZ also occurred in Australia because A was the MD at the Australian subsidiary from April 1, 2015 until May 16, 2016. Therefore, an investigation was conducted into whether inappropriate conduct similar to that at FXNZ was carried out in Australia, such as the use of contracts similar to the MSA.

(2) Outline of FXAU

(i) FXAU

FX has the following two subsidiaries in Australia.

• Fuji Xerox Australia Pty Limited ("FXA")

• Fuji Xerox Finance Limited ("FXF")

(FXA and FXF are hereinafter collectively referred to as "FXAU.")

As with the two companies in New Zealand, the two companies are wholly-owned subsidiaries of FXAP and consolidated subsidiaries of FH. In addition, the functions of the two companies are essentially the same as the two subsidiaries in New Zealand, i.e. MARCO and FINCO (FXA fulfills the sales function and FXF fulfills the finance function).

(ii) Internal Controls at the Companies in Australia

In addition to the companies in Australia having a duty to comply with laws and regulations, primarily the Corporations Act, they also have non-legally binding corporate governance policies under the rules of the Australian Securities Exchange ("ASX").

(a) Duties under Laws and Regulations

Under Australian law, FXA must have at least one director, and FXF must have at least three directors as well as a company secretary and an auditor. Directors have a duty of good faith, and they are required to exercise a reasonable degree of care and diligence that an ordinary person would exercise if they were in the director's circumstances. Australian law also stipulates a duty to avoid conflicts of interest and a duty not to abuse authority.

Additionally, all companies must produce appropriate financial reports. Directors must attest to the following two points in a financial report: (i) that the company is able to pay its obligations to creditors, and (ii) that the financial report accurately and fairly conveys the financial condition and business results of the company in accordance with accounting principles.

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The following are required in order to maintain the quality of financial reports.

- A corporate culture that values the quality of financial reports;
- Appropriate procedures and management;
- Directors' knowledge of accounting;
- Compliance with accounting principles; and
- Appropriate experience and specialization regarding financial reports, and procedures to ensure the propriety of information in financial reports, including engaging outside specialists.

(b) ASX's Corporate Governance Policy

The ASX's corporate governance policy must be complied with by listed companies, but it is also a standard for non-listed companies to enhance corporate governance, and primarily the following matters are stipulated.

- Diversity of the members of the board of directors;
- Selection of independent directors for the majority of the board of directors;
- Appointment of an independent director as the chairperson of the board of directors;
- Distinction between the CEO and the chairperson of the board of directors;
- Oversight and supervision by directors;
- Appropriate division of authority and the exclusion of the concentration of authority in one person;• Ensuring the transparency of the board of directors;• Risk forecasting and appropriate internal controls by the board of directors;• Granting of appropriate incentives-based remuneration to directors;• Corporate culture and incentives encouraging high-quality financial reporting; and• Appropriate evaluation of the board of directors.

(iii) Composition and Members of FXAU's Organizations

(a) FXAU has the following major organizations.

- Board of directors;
- Executive leadership team (hereinafter referred to as the "ELT" in this paragraph); and
- Independent auditor.

(b) Members of the board of directors

During the period from April 1, 2015 until May 16, 2016 during which A served as a director, the members of the boards of directors of FXA and FXF were all the same except for one person. Japanese directors dispatched from FXAP comprised four of the seven directors at FXA and three of the six directors at FXF. No independent outside officers were

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appointed to either board.

(c) ETL meeting

The ETL meeting at FXAU is a team whose members are A, the MD, the executive general managers of each department such as sales, corporate, technology solutions, customer service and global service, and the CPO (chief personnel officer) and the CFO.

(d) Independent auditor

Accounting Firm 1-3 served as FXAU's independent auditor from December 2001 until June 6, 2016, and Accounting Firm 2 has subsequently served in that role.

(iv) Framework of Internal Controls at FXAU

In addition to designing organizations in accordance with laws and regulations as set forth above, the following rules regarding internal controls were established at FXAU.

(a) Rules regarding Internal Controls in the Group

FH and FX Group internal control rules also apply to FXAU.

(b) Communications Matrix

A communications matrix was established at APO, which stipulates reporting matters to APO and approval matters for APO, reporters to APO, and the employees in charge on the APO side.

(c) Approval Standards

Approval standards establish the person with approval authority for each type and amount of transaction. Commission payment plans are approved by the executive general manager in charge of sales and the CFO.

(d) Transaction Management and Price Decision Procedure Rules

Transaction management and price decision procedure rules have been established, and they stipulate procedures required for employees involved in price decisions for each type of contracts such as standard contracts and other contracts. In addition, the commercial team must check all transactions to confirm whether prices are approved correctly in accordance with price decision policy, make the sales team comply the rules, report on the sales team's non-compliance with the rules, and review the procedures. Furthermore, the person who approves contracts must review whether the price has been set in accordance with the rules using reasonable care, and then decide whether to give approval. The MD

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and the CFO approve material revisions to the price decision policy.

(e) Credit Approval Policy and Credit Screening Guidelines

These establish approval requirements and standards for each type of customer, screening methods, and that customers who have written off bad debts must be rejected and the like. (The credit screening guidelines were established after A resigned.)

(3) FXAU's Revised Amounts for Past Fiscal Years

In connection with the Matter, FH considers restating figures in the financial statements of FXAU for the fiscal year ended March 31, 2012 through the fiscal year ended March 31, 2016, and will be revising the amounts booked for the following three items (FH also plans to revise its quarterly reports for the fiscal year ended March 31, 2017, but FH is still looking into those amounts as of the date of this Report, and thus they are not mentioned in this Report).

Unit: million AUD

	End of the Fiscal Year Ended March 31, 2016	Reference (Chapter 4.1)
(i) Revision of accounting treatment of lease transactions	(31)	(4)(i), (5), (6), (7)
(ii) Revision of items managed under R&O spreadsheet	(60)	(4)(ii), (8)(iii)
(iii) Other revised items	(57)	(4)(iii), (8)(ii) and (iv)
Total (revised amount of equity)	(148)	
Revised amount of FUJIFILM Holdings shareholders' equity (based on equity state of 75% by FH)	(111)	
*Exchange rate (86.25 JPY/AUD) (100 million yen)	(96)	

* Parentheses in the amounts column indicate negative numbers, and the same applies hereinafter.

* as of March 31, 2016

In addition to the foregoing, the following revision has been made at FXAU in connection with the Matter, but as this is ancillary revision resulting from the correction of inappropriate

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accounting practices and is not within the scope of the matters the Committee has been requested to investigate, it is not mentioned in this Report.

- ■ Revision of corporation tax, etc. as a result of the above revisions

(4) Details of Revision and Calculation Basis

(i) Revision of accounting treatment of lease transactions

FXAU's lease transactions were divided into Global Service Agreements ("GS Agreements") which include delegated services ranging from comprehensive office services such as printing to just a part of such services outsourced by a client, and other Non-GS Agreements including a type of agreement where a unit cost per page was set with including equipment and services (all-inclusive Click Rate agreements).

FXAU formerly used accounting practices that treated these lease transactions as capital leases, but based on the issues cited in the investigation of the Matter and an opinion by the independent auditor, FH has determined that from FY2012 some of the GS Agreements and all Non-GS Agreements fail to satisfy the requirements for a capital lease and has reclassified them as operating leases.

With regard to GS Agreements, FXAU's management conducted an analysis of all currently-valid GS Agreements that were executed from August 2012 to December 2016, and as a result has reclassified lease transactions for which a minimum lease fee payment is not guaranteed as operating leases.

In addition, with regard to changes of Non-GS Agreements, although it would normally be desirable to determine the lease classification of these transactions on a contract-by-contract basis, FXAU has determined that it would practically be difficult to do so, and they have explained to the Committee that they changed the classifications of all lease transactions that had previously been treated as capital leases to operating leases. Non-GS Agreements are equivalent to AU Bundled Agreements, and the AU Bundled Agreement described below in section "1(5) MSA-type Agreements Confirmed as Being Used at FXAU" have all been revised to operating leases.

Following these revisions, under US GAAP the leased assets fall within assets owned by FXAU and not by FXAU's customers, so the leased assets will be recorded as fixed assets on FXAU's balance sheet and depreciated over the course of the asset's economic life. In addition, the amount of lease receivables recorded on the balance sheet will only be amounts for which usage was confirmed, not the amount based on the total lease fee for the term of the lease contract. The upfront recording of revenue for ORS revenue on the income statement will be reversed, and only the amount for which customer usage has been confirmed will be recorded as sales.

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The specific revisions for lease receivables and lease assets were carried out in accordance with the following process.

(a) Detailed information on all leased assets existing on clients' premises was extracted from FXAU's internal IT system;

(b) Each leased asset was linked with its cost of acquisition at the time the contract commenced;

(c) The economic life of each leased asset was calculated based on (b);

(d) The amount of depreciation at the end of each fiscal year was calculated based on (b) and (c); and

(e) The current book value was calculated based on all of the information above.

The calculated book value of fixed assets has been recorded on FXAU's balance sheet. Meanwhile, the amount of lease receivables corresponding to each leased asset (excluding the amount for which usage by customer has been confirmed for each leased asset) has been reversed. The difference between the amount of lease receivables that has been reversed and the amount of fixed assets newly recorded on the balance sheet is the amount of impact on the P&L.

As a result of totaling the revised amounts using the method set forth above, following the revisions, the balance of lease receivables pertaining to transactions in which leased products exist on customers' premises will be limited to the amount for which usage has been confirmed. As a result, the Committee believes that the over-stated lease receivables that occurred due to Contract Rollovers and the like will be revised collectively.

As a result of FXAU's revisions on the accounting treatment for the respective agreements, the revised amount of equity as of March 31, 2016 was 31 million AUD (a reduction in equity). FH also explained that it plans to carry out revision in the same way for its financial results posted for the fiscal year ended March 31, 2017.

(ii) Revision of items managed under R&O spreadsheet

FXAU used spreadsheets called the Risk & Opportunity (R&O) Spreadsheets where it recorded, managed, and reported "risk" items with respect to its financial statements on a monthly basis.

The R&O spreadsheets mainly contained items such as costs incurred in the current term booked as assets in order to carry them over to subsequent years rather than booking them in the profit and loss statement as expenses, and assets booked in connection with sales anticipated in subsequent years, and costs booked as assets for the past fiscal year or revenues that were never achieved were reversed.

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The revised amount of equity for the fiscal year ended March 31, 2016 is now 60 million AUD. While the 59.3 million AUD risk amount that was recorded on the R&O spreadsheets produced at the end of the fiscal year ended March 31, 2016 has been reduced to 38.6 million AUD (as the risk amount for the fiscal year ended March 31, 2016) as a result of being retroactively revised as of the fiscal year ended March 31, 2017, additional items and revisions to the amounts of existing items have caused 21.4 million AUD to be added.

Furthermore, the details of the R&O spreadsheets are described below in section "1(8)(iii) Manipulation of Financial Performance."

(iii) Other revised items

"Other revised items" includes items pointed out by the independent auditor, as requiring revision in past financial statements even though FXAU originally did not state that they were in error. As discussed below, the revised amount of equity for the fiscal year ended March 31, 2016 is 57 million AUD (a reduction in income).

Unit: million AUD

	End of the Fiscal Year Ended March 31, 2016	
Revised amount of allowance for doubtful receivables	(21)	i
Revision of over-stated recording of inventory kept at client sites	(14)	ii
Reversal of revenue recognized without installation of equipment	(10)	iii
Revision of the timing of loss recognition for Customer 4-2 project	(6)	iv
Other	(6)	
Total (revised amount of equity)	(57)	

i. Revised amount of allowance for doubtful receivables

This item was 21 million AUD at the end of the fiscal year ended March 31, 2016, and it has an additional impact of 6 million AUD at the end of the fiscal year ended March 31, 2017. See section "1(8)(ii) Under-statement of Allowance for Doubtful Receivables" for details.

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ii. Revision of over-stated recording of inventory kept at client sites

Although the subject inventory is toner and other consumables provided at client sites, this item means the one that remains FXA's inventory until it is consumed by the customer. Due to the unit price and volume assumptions being exaggerated during the fiscal year-end appraisal of inventory kept at client sites, the over-stated amount of inventory assets has become subject to revision. See section "1(8)(iv) Possibility of Over-Statement of Inventory Kept at Client Sites" for details.

iii. Reversal of revenue recognized without installation of equipment

This is about revenue which was recorded early at the time of the execution of contracts when it should have been recorded at the time of equipment installation. The timing of the recognition of profit and costs has been revised in each fiscal year. See the discussion of bundled agreements in section "1(6)(iv) Recording of Revenue in Violation of Accounting Standards regarding the Timing of Revenue Recognition" for details.

iv. Customer 4-2

In relation to construction services for a passport scanning system for Customer 4-2, because the cost recognition for the system construction costs recorded in the balance sheet were not included in the financial results for FY2015, the loss in FY2016 has been reversed, and then revised to transfer it to losses recorded in FY2015.

(5) MSA-type Agreements Confirmed as Being used at FXAU

(i) AU Bundled Agreements

FXAU used unique agreement types called Whole of Volume Agreements ("WVA"), Total Volume Agreements ("TVA"), Document Service Agreements ("DSA"), and Agility Agreements (hereinafter WVA, TVA, DSA, and Agility Agreements are collectively referred to as "AU Bundled Agreements").

(ii) Background of the New Zealand Agreements being Adapted for Use in Australia, thereby Creating AU Bundled Agreements

(a) In his email, S explains that the Australia-version DSA was adapted into the same type of document as the MSA in New Zealand and is a contract comprising the same types of components such as Right Sizing, Sole Supplier, Service Level, Committed Term, Target (but not committed) volumes, and Non-cancellable Agreement (other than default), but that unlike the Australia-version DSA this cannot invoice the amount of difference if the Target Volume is not achieved, and that this has been named the Agility Agreement. He

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also explains that revenue recording and commissions are handled separately in regard to this contract, and that the use is strictly restricted (which means that L approves whether it can be used or not and the details of commission, and an accountant separately determines revenue recording).

(b) In his email, S explains that the DSA is a New Zealand agreement that has been adapted for use in Australia in accordance with Australian law.

(iii) Characteristics of each AU Bundled Agreement

When samples of AU Bundled Agreement were obtained and their contents examined, the following characteristics were found.

(a) WVAs provided a total committed volume for a minimum term, and if the total committed volume for the minimum term was not reached, the minimum term would be extended for 12 months, or payment would have to be made for the shortfall not achieved and unpaid amount.

(b) TVAs provided a total committed volume and an annual reconciliation date unless an agreement expressly provides otherwise. If the total committed volume was not achieved as of the last day of the minimum term, payment would have to be made for the shortfall not achieved and unpaid amounts. In addition, on the reconciliation date, the amount of difference between the actual usage volume and the proportionally divided volume of the total committed volume as of the reconciliation date has to be reconciled and paid. Then, the TVAs stipulate that the amount of difference paid by the customer must be treated as advances received.

(c) DSAs set a target monthly volume, over achievement rebate rate, under achievement catch up rate, target annual volume, and an annual reconciliation date unless the agreement expressly provides otherwise. Then, for example, in the event the reconciliation date is set annually, if the actual usage volume exceeds the target annual volume on the reconciliation date, a rebate calculated using the over achievement rebate rate has to be paid, and if the actual usage volume is less than the target annual volume, an amount calculated using the under achievement catch up rate has to be invoiced to the customer. This type of agreement took a form whereby the client would be invoiced for the shortfall if the target annual volume was not achieved, but in the samples examined, the section for the under achievement catch up rate was blank, and some agreements had provisions to the effect that no reconciliation would be made even if the actual usage volume was less than the

[Tentative English translation for information purpose only]

Target Volume.

(d) Agility Agreements stipulate a target monthly volume and target annual volume, but have no provisions for reconciliation in the event that the Target Volume is not achieved.

(iv) Number of AU Bundled Agreements

Materials received from Mr. T (the current CFO at FXA and was previously GM at FXAP) document 12 WVAs, 18 TVAs, 15 DSAs, and 3 Agility Agreements (Customer 5, Customer 6, Customer 7) at FXAU. They also document two customers that utilized a "special" type agreement.

(6) Accounting treatment of AU Bundled Agreements

(i) Accounting recognition in AU Bundled Agreements

(a) Although there is a degree of variation between 10 of the 12 WVAs, 17 of the 18 TVAs, all of the 15 DSAs, and 2 of the 3 Agility Agreements included in the AU Bundled Agreements detailed in the materials received from Mr. T, ORS is recorded for FY2015 or FY2016, and that average ORS ratio is 37%. In relation to the two customers that utilized the "special" type agreements above, it is documented that there was no recording of ORS.

(b) In addition to the three transactions detailed in the materials provided by Mr. T above in which Agility Agreements are utilized, when put together with information in other materials that have been obtained, the following five matters are ascertained.

Customer name	Agreement commencement date	Period (months)	ORS%
(i) Customer 5	2015/11/1	60	26.4%
(ii) Customer 6	2015/11/1	60	61.7%
(iii) Customer 7	2015/12/1	60	0%
(iv) Customer 8	2015/11/1	48	34%
(v) Customer 9	2016/3/1	60	54.5%

From the materials, it is clear that an Agility Agreement was prepared with Customer 10, and was intended to be executed, but it cannot be confirmed that the Agility Agreement was actually executed. According to other materials subsequently prepared, the agreement was arranged to be a DSA. (Commencement on February 1, 2016, 60 months, ORS=28%, Total contract value=$3,283,020)

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(ii) Lease classification and ORS recording in breach of accounting standards

(a) As a side note, a lease that satisfies any of the four conditions set forth in a. through d. below, and that also satisfies the two conditions set forth in e. and f. below is classified as a capital lease under US GAAP (Accounting Standards Codification ("ASC") 840). (For details, see "Chapter 3.3(2) Lease Accounting Standards under US GAAP".)

a. Ownership of the asset transfers to the lessee at the end of the lease term;

b. The lessee holds a purchase option with discounted price;

c. The lease term accounts for 75% or more of the economic life of the leased asset; or

d. The present value of the total amount of the minimum lease fee payment (the minimum lease fee payment amount borne by the customer) exceeds 90% of the fair market value of the leased asset.

and

e. It is reasonably possible to predict the collection of the total minimum lease fee payment; and

f. There is no uncertainty that additional costs that cannot be collected from the lessee will arise.

(b) In addition, the FXAU internal memo (which specifies that it was prepared for the purpose of clarifying and tightening up rules in relation to upfront revenue recognition and the renewal and extension of agreements) documents that it is not allowed to recognize upfront revenue recognition for sales type leases (i) if there is an agreement in which withdrawal is possible, (ii) if a fixed committed payment amount or a fixed committed printing volume that covers the value of the lease assets has not been stipulated, (iii) if damages are not reserved, or there is no penalty or fee in case of early termination, or (iv) if equipment can be changed at FXA's discretion, and that in such case the monthly annuity should be recorded as rental.

(c) Further, the internal memo prepared and sent by R details that, in case of new contracts and in cases where a committed fixed payment each month from the customer cannot be guaranteed, such transactions cannot be recognized as a capital lease and must be recognized as rental or operating lease, and that in order to be recognized as upfront ORS revenue, a commitment must be made for the Target Volume multiplied by the Click Rate as the minimum monthly amount from the customer, and also that if the actual monthly usage volume is lower than the monthly Target Volume, FXA must claim a fixed amount

[Tentative English translation for information purpose only]

(Target Volume multiplied by the Click Rate) from the customer.

(d) By referring to the US GAAP and the two FXAU internal memos, it is understood that if at least a committed payment amount has not been stipulated, a transaction is not allowed to be recorded as a capital lease.

(e) With that, at the very least Agility Agreements that do not stipulate a committed payment amount are clearly not allowed to be recorded as capital leases, and must be recorded as operating leases.

It is understood that, of the five aforementioned Agility Agreements, the ORS was recorded as capital lease for the four agreements with (i) Customer 5, (ii) Customer 6, (iii) Customer 8, and (iv) Customer 9, and on this point at least, it is believed that there was inappropriate recording of sales.

(f) Furthermore, WVAs, TVAs, and DSAs stipulate the fixed committed payment amount, committed usage volume, or column for setting the committed payment amount at least in the agreement form, meaning it is conceivable that it is not the case that ORS recognition is not allowed based on the agreement forms themselves.

However, as stated above, in Customer 11 case examined as a sample of DSAs, the column for the Target Volume under achievement catch up rate is blank, and the committed payment amount is not expressly set forth in the agreement. If there was no committed payment amount, it is recognized that, based on the materials received from Mr. T, the ORS% in that customer's case was 23.9%, that it was recognized as upfront revenue, and that recording of ORS was inappropriate.

(g) In addition, even if the fixed committed payment amount or committed usage volume was stipulated in the agreement in the case of the WVAs, TVAs, and DSAs, it is understood that the agreement should not have been recorded as an operating lease in light of the actual condition of the transaction if FXAU made no request to customers to reconcile the difference between the actual payment amount or usage volume and the committed amount in case the former was lower than the latter. In that case, if that amount was recorded as ORS, it is believed that it was an inappropriate recording.

Regarding this, as detailed in the following email and report, even if the committed usage volume and the committed payment amount is prescribed in the agreement, it is believed that no request was actually made to reconcile the difference with the actual usage volume. If reconciliation was not carried out when there was a shortfall in the committed

[Tentative English translation for information purpose only]

usage volume and the committed payment amount, in spite of the terms of the agreement, in substance the reality of the transaction was the same as having no committed payment amount. In that case, the recording of ORS in relation to such transactions is considered to be the recording of inappropriate sales.

i. The FXA internal report describes that the Contract Management Team (in charge of adjusting differences in the committed usage volume and the actual usage volume) did not have processes to implement the adjustment of the difference even if the need for adjusting the differences was prescribed in the   System C and excel sheet, and that, as an example, although a certain agreement detailed that the committed usage volume was based on A4 sheets, that customer rarely printed on A4, and there was doubt in the interpretation of the agreement on how to make adjustments (and that there was absolutely no business model, including that the degree of profit from the transaction as a whole was unclear), as well as other matters.

ii.   U's email also details that there were no means for the Contract Service Team to adjust the differences.
That indicates strong doubt regarding the inappropriate recording of ORS in the WVAs, TVAs, and DSAs.

(h) Originally, according to the above internal memo by R, if a fixed committed usage volume or committed payment amount cannot be ensured each month, they must not be regarded as capital leases. But WVAs have the reconciliation date set as the last day of the agreement term, and TSAs and DSAs have a reconciliation date that falls one year after the commencement date, unless the period is otherwise clearly stated in the agreement, and they do not set forth a monthly committed usage volume or committed payment amount. Accordingly, they are inappropriate accounting treatment which is at the very least in breach of FXA's internal rules.

(i) Based on the above, FXAU employs agreements referred to as WVAs, TVAs, DSAs, and Agility Agreements, and it is understood that inappropriate recording of ORS is recognized in at least 44 transactions.

(iii) ORS recording ratio in breach of accounting standards
(a) In addition to the above issue about whether agreements can be classified as capital lease and ORS recording can be recorded, there is a high possibility that there were issues in

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relation to the sales recording ratio as ORS in relation to lease equipment sales and the sales recording ratio of sales under the Full Service and Maintenance Agreement (FSMA).

(b) Under US GAAP, if one agreement includes multiple elements and meets certain conditions, it should be treated as "separate units of accounting," and the amounts allocated to the separate units of accounting are the amounts based on the fair value (ASC 605).

(c) However, as detailed below, such accounting practice has not been carried out appropriately, and it is considered that there was inappropriate sales allocation between ORS and FSMA, such as sales that should be recorded as FSMA being recorded as ORS in relation to the AU Bundled Agreements, such as WVAs, TVAs, DSAs, and Agility Agreements.

(d) In addition, according to the interview of Mr. U, Head of Risk and Assurance, he implemented a sample investigation on the FSMA margin for the 16 agreements as instructed by V in 2016. The investigated agreements were mainly WVAs, TVAs, DSAs, and Agility Agreements that he had not heard of until then, and losses in the FSMA portion were evident in the majority of those agreements. In addition, not even the cost was covered, and there was no evidence of a price established to earn profits or a business model.

(e) In addition, Group Financial Controller W stated in his interview that the recognition of sales was excessively biased toward the equipment sector compared to the service sector, and he knew that there was an excessive recording of sales upfront, and he reported to the CFO that something was odd.

(f) Further, it was reported in FXA's internal audit in September 2016 that, when carrying out a sample investigation of the FSMA margin for 16 transactions from April 1, 2015, it was evident that, on the one hand, the average ORS margin in the WVAs, TVAs, DSAs, and Agility Agreements was an excessively positive value, and the average FSMA margin was an excessively negative value.

(g) Looking at the materials received from Mr. T, as an example, (i) one DSA achieved an ORS margin of 37.7%, with an ORS profit of $33,619 out of the $89,112 of recognized ORS, while the FSMA margin was -58369.3%, with an FSMA profit of -$31,519,415 out

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of the $54,000 recorded as FSMA contract value.

In addition, numerous similar examples, where the FSMA margin was found to be extremely low compared to the ORS margin, and negative, were found to have been recorded, such as (ii) the TVA where the ORS margin was 100% and the FSMA margin -2372.6%, and (iii) the WVA where the ORS margin was 32.4% and the FSMA margin -1232.1%.

Further, the average ORS margin for 50 transactions recorded in the same materials was 21.0% while the FSMA margin -166.1%, and the FSMA margin on average produced at least a loss.

(h) Based on the statements by Mr. U and Mr. W, and the comparison of the ORS margins and the FSMA margins, there is strong suspicion that inappropriate accounting was frequently carried out for AU Bundled Contracts, where the amount that should have been recorded as FSMA sales was recorded as ORS.

(iv) Recording of sales in breach of accounting standards regarding the timing of the recording of sales

(a) As a separate issue from those stated above, it is recognized to be high possible that there was an issue that sales were recorded in breach of accounting standards regarding the timing of the recording of sales at FXAU.

(b) Under US GAAP, proceeds cannot be recorded until they are received, and proceeds are deemed to have been received at the time that most of the matters that the company must carry out have been completed (ASC 605).

(c) On this point, according to the interview with Mr. W, as of 2015, when he joined FXA, sales of office production were recorded at the time of delivery, and Mr. W pointed out on numerous occasions to Mr. X and Mr. T that sales should be recorded at the time of installation of the equipment and the user acceptance test (UAT).

(d) In addition, as detailed below, at FXAU, numerous documents and email exchanges participated in by Mr. X, Mr. A, and others were discovered which indicating that sales in breach of the accounting standards were recorded on the shipping date and delivery date, which is earlier than the equipment installation and UAT completion date.

i. Customer 12 stated in a letter to FXA that the equipment was to be delivered and installed during the period of transition planning which was to end before March 31,

[Tentative English translation for information purpose only]

2015, in accordance with the agreement entered into by Customer 12 with FXA with the effective date of December 1, 2014, but Customer 12 requested that FXA store the equipment at a certain facility and that it is deemed to be received at a time when Customer 12 could receive the equipment at that facility, and Customer 12 agreed that the ownership risk, the ownership rights, and the profits from the ownership rights would transfer to Customer 12 upon receipt at that facility.

Further, Mr. Y attached that letter from Customer 12 to an email, and reported that FXA could record the sales based on the attached letter from Customer 12.

ii.   Mr. X's report email to Mr. A detailed that "we did use revenue timing for a number of transaction where we are 100% confident of the transaction (and our contractual position) being delivered in June" in relation to the additional portion of recording sales at FXA on a "shipping" basis in May 2015.

iii.   According to a series of emails, discussions took place about what to do in order not to send invoices before commencement of equipment use in January 2016 to the customers, who accommodated FXA in relation to their agreements to store and receive equipment to enable FXA to record sales in November 2015.

In addition, the series of emails detail that a plan to move forward delivery was determined by the Operational NBR, with Mr. X, Mr. H, Mr. W, and Mr. Z as members, in order to make up for the ORS deficit.

iv.   Mr. a sent an email to Mr. X inquiring which is preferable, in cases where there is no equipment, whether to recognize accounting transactions simply through journal entry book keeping or to make one load of fabricated equipment, stop that load before production, and record sales in manual labor.

v.   In that email, Mr. X stated in relation to January 2016 ORS to the effect that he would record sales based on whether an order was expected before January 31.

To that, Mr. T replied to Mr. X via email that (i) he had no interest in such a strange recording method and that he could not agree given his position, (ii) based on FX group's accounting policy, the timing of sales recording should be at the time the equipment was installed and the test completed, (iii) however, the most he would concede was the explanation of recording based on displacement under US GAAP, (iv) if the equipment was still at the warehouse, FXHQ could not consent to the recording thereof, (v) at least, before making a determination for recording of sales in relation to

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PSB's large equipment, detailed investigation of the actual shipping and installation situation were expected, and (vi) evidence showing that the equipment left the warehouse before February 1 were also expected.

After receiving that email from Mr. T, Mr. X wrote in an email to Mr. A, "A, Can we discuss. X."

(e) Based on the statements and emails above, it was strongly suspected that sales were recorded at FXAU before the installation of equipment and before the completion of inspections, in breach of accounting standards regarding the timing of the recording of sales.

(v) Accounting treatment in case of interest rates lower than market interest rates

(a) Under US GAAP, if one agreement includes multiple elements and meets certain conditions, such agreement should be treated as "separate units of accounting," and the amounts allocated to the separate units of accounting are the amounts based on the fair value (ASC 605). Therefore, interest revenue is also expected to be recorded as earnings based on market interest rates.

(b) On this point, in a series of emails, there were discussions about that FXF was instructed by an independent auditor previously that the established interest rate of less than 5% should be revised to 5%, and about how to make FXA revise the interest rate to 5% in the agreement with a six-month interest rate of 0%.

(7) Those who were aware of the existence of the AU Bundled Agreements at FXAU and what they were aware

(i) It is understood from various emails that there were limited people who were aware of the existence of the AU Bundled Agreements and were able to use them for transactions.

(a) In an email sent to c by b, who was the Legal Counsel of Corporate Operations, he asked her not to send the DSAs, TVAs and Agility Agreements to anyone because they were not distributed to a lot of people. In addition, in the same email, he explained that L had explained that only E, d (upon consulting with E and L), e, f, g, and h were allowed to use them in cases where the reconciliation date was in one year or less, and that in cases where the reconciliation date was in more than one year, the approval of L or i was required.

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(b) Further, revised versions of the DSA and TVA were sent to related parties as an attachment to b's email, but he stated that he did not want the email to be shared with people other than the recipients of the email without the approval of L. The email was addressed to d, E, L, S, j, and i. e, f, g, hh, k, a and X were copied in it.

(c) The existence of the DSAs and TVAs was also made known to U, the Head of Risk and Assurance, when an email was forwarded to him on April 6, 2016. When U asked b what kind of agreements they were, b explained that he and S from Legal had drafted the DSAs upon request by A and L, that they were drafted for use by certain Sales personnel who were familiar with similar agreements in New Zealand, that the TVAs were drafted by b upon request by L, S, and certain other senior-level Sales personnel, and that both were approved by L, X, and S, but that the use was only permitted for those limited people.

(ii) In W's email, he stated that Agility Agreements must, in principle, be recognized as operating lease agreements or rental lease agreements, and that the only limited exceptions were the cases where delivery was made by September 30, 2015 and X specifically approved.
As mentioned above, there is no committed volume or committed amount provided in the Agility Agreement, and there were no grounds that could justify recording this as a capital lease. Therefore, at the least, as for transactions recorded as a capital lease, it is understood that X implemented this practice while being aware that the recording of ORS revenue was in violation of accounting standards.

(iii) According to the interview with A's ex-secretary, l, A did not send emails by himself, did not put anything in writing, issued all instructions through L, his subordinate who he brought from New Zealand, and said to other people that L was acting on his behalf. Therefore, in light of the fact that, as mentioned above, L knew about the AU Bundled Agreements, b explained that S and he drafted the DSA upon request by A and X, and that in an email from X to A it was explained, quoting from T's email, that the recording of ORS and the recording of Upfront Revenue by contract extension regarding the Agility Agreement were the main risks, we believe that A was aware of the existence of the AU Bundled Agreements, that he understood the content thereof, and that he gave instructions through L.

(8) Other problems identified
  (i) Inappropriate accounting under Managing Director m
      According to FXA's current CFO, T, instances of inappropriate accounting also took place under Managing Director m, A's predecessor. Examples of such inappropriate

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accounting are outlined below. This means that instances of inappropriate accounting had already existed before the inappropriate accounting practices related to AU Bundled Agreements (WVAs, TSAs, DSAs, Agility Agreements, etc.) started under A after he became Managing Director at FXAU.

(a) Customer 13

When renewing a contact with a client called Customer 13 in September 2014, the company booked the renewed contract as a capital lease and recognized ORS revenue as one-time, upfront sales even though no new equipment was installed. This was included in an April 18, 2014 internal report created by FXAP APO titled "FXA/FXNZ audit risk and countermeasures".

An internal memo from R states that when a contract was extended before the end of the initial contract term, no additional upfront revenue was to be booked if the extension did not include the transfer of equipment.

The memo was created after the booking of ORS revenue related to the September 2014 extension of Customer 13 contract. However, it is ex post evidence that the recognition of ORS revenue booked related to the renewed Customer 13 contract of September 2014 was improper (at the very least, it went against FXA internal policy).

(b) Customer 14

In March 2015, FXA bought a lease contract made between a competitor and Customer 14 from the competitor. As a result of buying the contract, the company needed to pay compensation for the remaining contract obligations to the competitor.

The new equipment was installed at Customer 14 in April 2015 or after, so any ORS revenue should have been recognized in April 2015 or after as well, but the ORS revenue was instead recognized in March. Costs booked related to the deal were also understated by AU$1.4 million. This is thus an instance of improper accounting treatment, with ORS revenue booked earlier than appropriate and costs being understated. According to T, this occurred in March 2015, the final month of the fiscal year, and earnings were well below target, and the under-reporting of profit was deliberate.

(c) Customer 15

FXA sold two major machines (an Impika and a Rishiri) to a client called Customer 15 in 1Q 2014. Customer 15 subsequently complained of poor performance from the Impika machine. FXA ultimately reached a compromise with Customer 15, revising the contract in November 2015 and taking back the Impika machine in 4Q 2015. The company

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received the complaint shortly after the installation of the machines, and was involved in a dispute with the client about the matter, yet dragged the issue out for almost two years, then delayed the loss recognition over two fiscal-year periods. This is clearly problematic from an accounting perspective. In addition, under the new Managing Director, in order to meet FY15 earnings targets, no loss provisions were booked. This information was included in an April 18, 2014 internal report created by FXAP APO titled "FXA/FXNZ audit risk and countermeasures" and, according to the internal report, losses totaling AU\$2 million would be required to book the return of the Impika machine and reverse the related lease obligations.

(d) Failure to recognize special incentives

According to T and the above-noted internal report, in 4Q FY2014, earnings were at risk of falling significantly short of plan and the Managing Director at the time, m, introduced a special 'challenge incentive' program. However, the Accounting Department was never informed of this new program, and as a result no provisional estimates for future incentives-based remuneration were recognized for the fiscal year ending March 2015. Mr. m stepped down as Managing Director in April 2015, and the company subsequently discovered that it faced up to AU\$4 million in outstanding incentive-based remuneration payments. These payments were made, but were not recognized on the financial statements at the time in order to meet earnings targets. A took over as Managing Director following the departure of m. A also deferred cost recognition in order to meet earnings targets, with the intention of absorbing the costs through future operations. However, as profitability worsened, cost recognition had not been recognized before the end of the fiscal period.

(ii) Under-reporting allowances for doubtful receivables

(a) An email sent by T to X notes that the company had been able to compensate for lower revenue in March with an intensive focus on reducing allowances for doubtful receivables.

(b) According to W, the AU\$3 million in allowances for doubtful receivables as of March 2016 was not based on a rigorous calculation due to the lack of time to do a full analysis.

(c) In an email to X, n states that the company required total allowances for doubtful receivables of AU\$42 million.

(d) As of October 2016, in the R&O spreadsheet, total allowances for doubtful receivables were AU\$27.5 million.

(e) In addition, based on the valuation of the 'Risk' items in the March 2017 R&O spreadsheet, at a minimum, allowances for doubtful receivables at end-March 2016 was understated by AU\$27.5 million.

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(f) Based on the explanation from W that the allowances for doubtful receivables as of March 2016 were not based on proper analysis, the sharp rise in allowances for doubtful receivables after March 2016, and the email from Mr. T noting the deliberate under-reporting of allowances for doubtful receivables to offset below-target revenue, it appears very likely that allowances for doubtful receivables as at March 2016 were significantly and deliberately under-reported in order to offset weak top-line numbers.

(iii) Financial performance management

(a) Summary

As we will detail below, it is suspected that FXA management improperly recognized sales and costs or deferred the booking of costs that would have been recognized in order to pretend that they were achieving revenue and/or profit targets and to make FXAU look better than it actually was in its financial performance.

(b) Emails that corroborate the conclusion that financial performance was managed

i. For example, X sent an email to m and Z, in which he wrote that 'revenue is OK but profit not so', and that he had delayed the booking of costs while he looked into the numbers.

ii. X also wrote an email to T noting that they had needed to delay costs in order to achieve the outlook number.

iii. In another email, T asked X to defer all items to 4Q to realize the same numbers as the November's second outlook numbers in December, even if it meant worse 4Q numbers.

X forwarded this email from T to A with the note that T instructed X to defer items to boost earnings. A's response (via email) to X was 'Interesting'.

iv. In another email to X, T first thanks X for his efforts to manage the December performance, but cautions him to not touch intercompany transactions noting that they are 'easily checked by auditors' and that they had some cases in the past.

v. X sent A an email with a table showing the journal entries taken to achieve the performance number. The email went on to state that they had delayed costs or brought forward revenue of AU$6.1 million in order to achieve the profit number.

(c) It is surmised that FXAU was managing financial performance going back at least as far as m. Financial performance management was tracked in a management table called "R&O (Risks & Opportunity) Excel spreadsheet" and the adjustments being made in order to manage the company's financial performance was recorded in the spreadsheet.

[Tentative English translation for information purpose only]

i. According to our interview with W, W and Y created a Risks & Opportunity (R&O) spreadsheet each month that identified actual and potential risk items that required monitoring. The R&O spreadsheet was shared each month with the CFO, and the CFO used the spreadsheet in communications with APO. The R&O spreadsheet was used to correct previous problematic adjustments to the financial statements. W noted that the CFO always intended to clean up the reporting by year end, but that it had sometimes not been possible to have everything sufficiently cleaned up in time.

ii. The R&O spreadsheet contained the following categories. W identified the meaning / usage of each category

Category	Code	Meaning/usage (according to Mr. W)
Quarantined	Q	Item related to achieving a profit number
Parked / Delayed	P	Deferred costs
Operational	O	Transactions that may require provisions in the future
BS Clean up	BSC	Balance sheet items with little support for staying on the balance sheet that thus are required to be written off
BS WIP	BSWIP	Items on the balance sheet that are not necessarily a risk, but are potentially a risk

iii. According to W, the R&O spreadsheet was shared with the CFO, the head of Financial Reporting & Analysis (FP&A) o and T (particularly between Jan-Mar 2016). However, the R&O spreadsheet was not shared with the independent auditors.

(d) Summaries of R&O spreadsheet

As noted above, the R&O spreadsheet was compiled each month. The balance of items recorded on the R&O spreadsheet as of end-March 2016 totaled AU$59.3 million.

(e) Risk items as of end-March 2016

The table below shows the risk positions as evaluated by FXA for the March 2016 and March 2017 fiscal periods, based on the March 2016 risk categories. Most of items identified on the R&O spreadsheet at end-March 2016 as risks were still on the R&O spreadsheet as risk items at the time of March 2017. Conversely, some items, like items in the 'Other' category, were released to the income statement in the March 2017 period after being judged as non-risk items.

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Risk item (AU\$ million)	Fiscal year ending March 2016	Revised Fiscal year ending March 2017	
Customer 16 project	12.4	12.4	i
Deferred costs to meet profit requirements	4.6	4.6	ii
Intercompany suspense costs	2.4	2.4	iii
Revenues brought forward/ Costs deferred related to accrued ORS	2.4	2.4	iv
Other claims	4.0	4.0	v
COGS deferred	(1.7)	(1.7)	vi
Major retailer rebates not booked	1.6	1.6	vii
Allowance for doubtful receivables	3.0	-	viii
Other	30.6	9.5	
Total	59.3	38.6	
Additional items added in March 2017 period	-	21.4	ix
Total	59.3	60.0	
'Other' items (numbers)	26	14	

    i.   Customer 16 project

The March 2016 R&O spreadsheet identified Customer 16 project as a AU\$12.4 million risk item. The April 2016 R&O spreadsheet revised it to a risk value of AU\$36 million. The R&O spreadsheet included an explanation that the item was to be treated as CIP (construction in progress) assets.

According to T and W, however, project delays from the FXA side had resulted in FXA paying fees to the previous provider, Customer 17, to continue providing service to Customer 16. Based on the contract with Customer 16, these extension service fees were capitalized on the balance sheet as CIP. However, these fees were not related to software development activities. The fees should not have been capitalized as software production costs; the fees were operating costs. Placing the fees on the balance sheet as CIP was thus incorrect accounting treatment.

This suggests that the accounting treatment for the items handled via the R&O

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spreadsheet was not proper.

ii.   Deferred costs to meet profit requirements

The March 2016 R&O spreadsheet included the three items identified as costs deferred to meet December 2015 profit targets: travel costs (AU$0.6 million), service labor (AU$1.2 million), and dealer subsidy costs (AU$2.8 million). These items should have been expensed when occurred, but instead were deliberately deferred in order to meet the December profit targets. It can be surmised that the items were deferred based on the instructions from the email from T noted above, ordering that all items be deferred to 4Q to realize the December numbers as per the second outlook number from November. We note, however, that at April 2016 even after 4Q, the items were not expensed.

The above suggests that not only were costs not properly expensed when incurred, there were cases where costs were not expensed even after the deferred period ended.

iii.   Intercompany suspense costs

The March 2016 R&O spreadsheet identified AU$2.4 million in intercompany suspense costs on the balance sheet.

Based on remarks in the R&O spreadsheet, it appears these items included COGS and SG&A costs from FY2013–FY2015 and were long-standing.

It appears that W and Y were inclined to release the items to the income statement, but T and X both appeared to think that no action was required.

Based on the above, it is likely that these intercompany suspended costs should have been expensed, which means it is likely that the financial statements as at end-March 2016 were misstated.

iv.   Revenues brought forward/ Costs deferred related to accrued ORS

Both the March and April 2016 R&O spreadsheets identified roughly AU$2.4 million in revenues brought forward and costs deferred related to accrued ORS. A breakdown of the items is as per below; our understanding is that the AU$2.4 million represents the potential impact on the income statement (negative for profit) if the risk items were properly adjusted for.

-    Revenues brought forward related to accrued ORS (AU$1.76 million): the explanatory comment in the R&O spreadsheet indicated that this item was related to a profit improvement initiative from June 2015, that there was

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insufficient funding to reverse it as of 31 January 2016, and that the aim was to reverse it by the end of the fiscal year (March 2016).

- Costs deferred related to accrued ORS (AU\$636,000): This was deferred by reducing COGS due to the significant gap between actual and expected profit. It appears that actual COGS was confirmed prior to the reduction, but the spreadsheet notes that profit was insufficient to reverse the costs.

According to the R&O spreadsheet comments, W and Y were both inclined to release these items to the income statement, but T and X felt that no action was required.

The R&O spreadsheet comments indicate that a given level of profit was required to eliminate these risk items by expensing them to the income statement, but that they were not reversed due to insufficient profit. Based on these comments, it is likely that these cost items should have been recognized in the fiscal year ending March 2016, but were instead left unaccounted for, which means it is likely that the financial statements as at end-March 2016 were misstated.

v. Other claims

Both the March and April 2016 R&O spreadsheet included AU\$4 million in 'other claims' costs.

A comment added to the April 2016 R&O spreadsheet indicated that based on a review of other external creditor accounts, some portion (of the costs) should have been booked to COGS in prior fiscal periods. The comment further noted that the adjustments were not yet completed and the final amount was still undetermined.

Based on the above, it is likely that these other claims costs which should have been expensed in the fiscal period ending March 2016 were incorrectly left unaccounted for, which means it is likely that the financial statements as at end-March 2016 were misstated.

vi. COGS deferred

The March and April R&O spreadsheets identified a total of AU\$1.7 million in Customer 13 costs (equipment COGS). A comment to the item says that the item is COGS deferred for AU\$1.7 million in revenue for October 2014 – September 2015 booked in May 2015. Y and the controller added comments that the item should be released to the income statement, but X determined that it would be reversed against other Customer 13 revenue.

Based on the above, it is likely that these COGS, which should have been expensed in the fiscal period ending March 2016, were incorrectly left unaccounted for,

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which means it is likely that the financial statements as at end-March 2016 were misstated.

vii. Major retailer rebates not booked

The March 2016 R&O spreadsheet identified AU$1.6 million in major retailer rebates that had yet to be booked to the balance sheet.

In our interview, W noted that the company had been in a dispute with Customer 18 about the rebate, and that the rebate may not have been booked due to this ongoing dispute. However, if the rebate was not properly recognized, it means that it is likely that the financial statements as at end-March 2016 were misstated.

viii. Allowances for doubtful receivables

AU$3 million in allowances for doubtful receivables had been recognized as of March 2016. According to W, however, the amount was not based on a rigorous calculation due to the lack of time to do a full analysis.

The R&O spreadsheet for October had an updated allowance for doubtful receivables amount of AU$27.5 million. Given the sharp rise in allowances for doubtful receivables in such a short period of time, it is likely that allowances for doubtful receivables as of March 2016 should have been higher. This item was removed from the table in March 2017 since this item was organized under 'other adjusted items" (1(4)(3)(i)).

ix. Other additions for March 2017 period

Based on the investigation in FXA, a number of risk items that we had been unaware of were identified as the items which should have been managed in the March 2016 period. Examples include items that likely should have been expensed, such as AU$4.3 million in commissions to retailers and AU$1.4 million in lease equipment cleaning costs.

We also confirmed that as at August 2016, in regards to lease revenue previously cancelled out prior to March 2016, an additional AU$10.5 million in lease revenue should have been reversed.

There were a number of other minor adjustments to the existing items labeled i through viii above.

(iv) Overstatement of customer site stocks

(a) An internal document prepared by Mr. p mentions the possible overstatement of inventory held on the client premises. At the end of the fiscal period, inventory unit price for

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customer site stock includes the rebate amount, which significantly overstates the unit price used to value the inventory as of the end of the fiscal period compared to the unit price after the rebate is excluded. Mr. p's document indicates that the rebate was usually equivalent to around 60% of the total inventory value, and that wholesale inventory assets may be overstated by AU$15-17 million.

(b) In our interview, T noted that customer site stock may not be accurately valued since a proper analysis had not been carried out.

Based on the investigation in FXA, a number of risk items that we had been unaware of were identified as the items which should have been managed in the March 2016 period. Examples include items that likely should have been expensed, such as AU$4.3 million in commissions to retailers and AU$1.4 million in lease equipment cleaning costs.

We also confirmed that as at August 2016, in regards to lease revenue previously cancelled out prior to March 2016, an additional AU$10.5 million in lease revenue should have been reversed.

There were a number of other minor adjustments to the existing items labeled i through viii above.

(v) FXGS issues

(a) In our interview, q (Finance Manager for Global Services) stated her opinion that there were contracts at Global Services with costs being capitalized with no basis, and with overstated accrued revenue.

(b) Also in our interview, q stated that many of the contracts concluded in the previous two years did not have minimum volume commitments, and that some contracts included a minimum volume commitment but offered to credit the client for the difference if volume fell short of the minimum.

(c) A September 3, 2015 email from R notes that contracts that do not include a Minimum Fixed Payment needed to be recognized as a rental or operational lease. In our interview, however, W advised that based on instructions from APO to X, and subsequently from X to W, FXGS did not follow the rules outlined in the R email, and instead continued to account for the contracts as it had previously.

(d) Based on the above it is likely that Global Services capitalized costs with no basis, overstated revenue accrual, recognized revenue from transactions treated as capital leases despite the absence of minimum volume commitments, and continued to treat contracts

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without minimum volume commitments as capital leases despite the email from R that prohibited contracts without minimum volumes or minimum payment obligations from being treated as capital leases.

(vi) Incentives-related issues

(a) According to APO internal documents, following A's move to FXA, nine employees of FXNZ had also transferred to FXA as of April 1, 2016, mainly following recruitment from either A himself or L. Five of the nine employees were on salaries that exceeded benchmarks as provided by an HR consultant payscale benchmarks. Of particular note, Business Development Manager E was paid an annual salary of AU$1.085 million (included AU$0.8 million in incentives-based remuneration), which was 3-3.4 times the benchmark level. A's son, hh, was paid an annual salary of AU$0.74 million (includes AU$0.42 million in incentives-based remuneration), which was 2-2.3 times the benchmark level.

(b) In our interview, current FXA Managing Director V indicated that previously, commissions had accrued based on receipt of the order (this process has now been changed so that commissions are based on installation of equipment).

(vii) Use of company funds for personal use

(a) Based on the above-noted APO internal document, an examination of corporate credit card expenditures made by A, L and r suggests that A and other members originally from the FXNZ office may have repeatedly used their corporate credit cards to pay for dining at high-end establishments. Even looking only at credit card charges of over AU$500, the APO document notes 41 separate such dining bills for the three persons noted above between June 2015 and April 2016 (average of 4.1 dinners per month) at a total cost of AU$50,132, with an average cost per dinner of AU$1,233.

(b) FXA's travel policies did not include any provisions for daily allowances. Instead, employees were expected to submit receipts to be reimbursed for meals, transportation and other relevant travel expenses. However, the above-noted APO document notes that A would withdraw cash in local currency on his corporate credit card but would not submit receipts to support the withdrawals. The document notes that this occurred on nine separate occasions for a total amount of AU$9,780.14.

(9) Cause of Inappropriate Accounting Practices

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(i) Agreement approval process

After A assumed the position of MD of FXAU, apparently agreements other than standard agreements (especially bundle sale agreements) were handled in a manner lacking transparency, where reports were made to employees who had been transferred from FXNZ who then granted approval, and there is a strong possibility that they did not go through the appropriate transaction approval processes.

(ii) Incentive remuneration

The incentive remuneration set forth in (8)(vi) above may have induced inappropriate accounting practices. In April 2016, APO President R sent A an e-mail asking for an explanation because the commission paid to some employees who had been transferred from FXNZ was too high. Additionally, employee interviews revealed that there was dissatisfaction with the higher commissions being arbitrarily paid to the team directly under A.

(iii) Inappropriate credit risk assessment process

According to interviews and emails, it seems that the credit risk rules were not obeyed as there were instances where transactions were carried out at the discretion of a certain person despite the credit team's determination that a party was inappropriate as a customer, agreements were approved without complying with the criteria, products were delivered six months before the completion of the approval process, and transactions were carried out with customers on the assumption of a certain volume even though it was unlikely the customer was capable of achieving such volume. There are also emails implying that transactions were made with counterparties posing a high credit risk in order to achieve sales targets.

(iv) Inappropriate organizational operation and organizational changes

From the interviews, it appears that since A took over as head of the organization, formal ELT meetings were rarely held, and even when they were held they frequently only covered matters unrelated to the agenda, and minutes were not kept. It is surmised that a properly functioning governance system for the ELT meetings was not in place.

Further, A made organizational changes where the employees from the Commercial Team (whose role was to check whether transactions were being approved in accordance with price decision policies, to ensure the sales teams complied with the rules, to report on failures to comply, and to review procedures) that was originally part of the Finance Department and employees from the Legal Department were transferred to the Sales Team, which suggests that the organization was changed to weaken the organizational checks and balances on the

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power of the Sales Team. According to the interviews, there were issues with the capabilities of personnel in the Finance Department, and it seems that the Finance Department functioned weakly, and could not perform its monitoring and checking function properly.

(v) Sales-Centric Corporate Culture

The circumstances discussed above with dysfunctional organizational governance allowed A's sales-centric culture to spread. Like at FXNZ, this was likely due to strong expectations for FXAU sales given the lack of sales growth in Japan, as was also due to bonuses for achieving targets making up a large proportion of employee compensation (30% of base pay in the case of A) as an incentive, with sales accounting for a significant portion of the bonus calculation (30%-40% of the bonus). Under this kind of culture, it is believed that inappropriate accounting practices came to be carried out without giving consideration to whether it would contribute to FXAU's profit.

(vi) Inadequate subsidiary management system in the group

Under the FH Group's subsidiary management system, APO was tasked with management of subsidiaries under APO, and it was not structured so that subsidiaries were directly managed by FH. Further, due to the physical distance from Australia and the shortage of personnel at IA, among other factors, APO's management system for FXAU was inadequate. With respect to the whistleblower system, the FX Group established the "ALL-FX Compliance Helpline Operational Rules" as of April 20, 2004, where a whistleblower system was put in place, but there is no evidence that the ALL-FX Compliance Helpline received any direct contact from international subsidiaries. See Sections 6-9 of this report for a more detailed discussion of the inadequate management structure within the group.

2. Issues at other APO marketing affiliates

In addition to the investigation of FXNZ, the location where this Matter originated, this Committee also looked into possible evidence of similar problems at FXA, where A had taken over as Managing Director having transferred from FXNZ. In addition to our investigations in these two countries, surveys were sent to employees of overseas sales subsidiaries of APO in Malaysia, Thailand and Taiwan in an attempt to ascertain whether there were material cases similar to the Matter at overseas sales subsidiaries. This did not uncover any potentially significant issues that would render this report incomplete unless the scope of this Committee's investigation was significantly expanded.

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Chapter 5 FXAP (APO), FX and FH response to this Matter

1. Overview

(1) Overview of this Chapter

This Chapter discusses the actions of FXAP (APO), FX and FH in response to the Matter, based on facts found during the investigation. This Chapter covers the time period starting from September 2009, when APO's Internal Audit Department warned FXNZ that MSA contracts did not meet conditions for capital leases[5], up to March 2017, when the audit firm sent out the Fraud Letter.

This Chapter discusses on the findings revealed during the investigation as preambles to Chapter 6 (Issues at FXAP), Chapter 7 (Issues at FX), Chapter 8 (Issues at FH) as well as in Chapter 11 (Reasons Why the Inappropriate Accounting Practice Could Not Be Avoided) and Chapter 12 (Measures to Prevent Recurrence (Proposals)).

(2) Key senior managers & directors

Key senior managers and directors at FXAP (APO) and FX from September 2009 to March 2017 discussed in this Chapter are as per below.

---

[5] See Chapter 3 section 3-(3)-(ii) for a discussion of capital leases as used in this Report

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2009
2010.3
2011.3
2012.3
2013.3
2014.3
2015.3
2016.3
2017.3
FX Chairman
[redacted] (June 2015 to present)
FX President
[redacted] (June 2007 to May 2015)
[redacted] (June 2015 to present)
FX Deputy President
[redacted] (July 2010 to present)
FX Officer in charge of APO
[redacted] (June 2009 to May 2014) * Two-person system with [redacted] from July 2012 to May 2014.
[redacted] Executive Vice President from June 2014 (*Actually overseeing APO)
[redacted] (July 2012 to March 2013) (Initially Corporate Vice President; Senior Vice President from July 2014)
Executive General Manager of APO
[redacted] (April 2008 to June 2012)
[redacted] (July 2012 to March 2017)
Senior General Manager of APO's Finance Department
[redacted] (July 2006 to September 2014) 2017)
[redacted] (October 2014 to present)
APO Financial Controller
[redacted] (December 2009 to December 2016)
[redacted]
APO Head of Internal Audit
[redacted] (2008.10~2012.7)
[redacted] (2012.8~2014.7)
[redacted] (2014.8~2016.11)
FXNZ MD
[redacted] (2004.4~2015.3)
[redacted] (April 2015 to present)
FXNZ CFO
[redacted] (~2015.12)
[redacted] (January 2016 to present)
FXA MD
[redacted] (2015.5~2016.5)

(3) Key persons and roles

Roles as given in this Chapter are as of the time period in question.

(4) APO and FXAP

This Chapter discusses response to the Matter by APO and FXAP, both are responsible for FX's business in the Asia Pacific region. APO (Asia Pacific Operations) is an FX's division in the Asia Pacific region, while FXAP is an FX subsidiary based in Singapore. FXAP's CEO is the Executive General Manager of APO (and is an FX officer), while the General Manager of APO's Finance Department is also FXAP's CFO.

In practice, the operations of FX's marketing organization (APO) and FX's subsidiary (FXAP) are heavily intertwined, and it appears that the two are not necessarily clearly distinguished even within FX. Therefore, hereafter the term of "APO" is used in this Chapter.

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2. September 2009 – APO (IBG) Internal Audit

(1) Issues Highlighted by September 2009 APO Internal Audit

The Internal Audit Department of APO (IBG at the time; hereinafter referred to as APO) performed a regularly scheduled audit on FXNZ, one of the OPCOs under APO, in September 2009. The audit was conducted by the head of APO's Internal Audit Department, Mr. s, and his subordinate, Ms. t. Mr. u and other members of FX's Internal Audit and Analysis Department participated in the audit as advisors.

Based on a sample check (of contracts) carried out as part of the audit, Mr. s and Mr. u identified contracts called DSGs (Document Services Group; different in name but similar in structure to MSAs) as not meeting the conditions for capital (finance) lease accounting treatment due to reasons such as the lack of Minimum Payment obligation and not being non-cancelable contracts. The participants in the internal audit subsequently prepared an audit opinion in the audit report that identified a number of items deemed to be 'Top Priority' issues, including the need for FXNZ to assess each contract separately and objectively as to whether capital lease accounting was appropriate, discuss the appropriate revenue recognition for DSGs with APO's Finance Department and recognizing the DSGs identified during the audit as operating leases. Both Mr. u and Ms. t are licensed CPAs.

(2) APO's Finance Department Response to Issues Identified by APO Internal Audit

In response to the issues highlighted by APO's Internal Audit Department, APO's Finance Department on October 3, 2009 determined that it would tighten contract terms for DSG agreements to ensure they could be treated as capital leases. The Department also determined that the company should obtain outside advice. FXNZ obtained accounting advice from Accounting Firm 1-2 in October 2009, and a separate opinion from Accounting Firm 2-2 in November. Both opinions were in agreement that the treatment for this type of lease as a capital lease was reasonable. However, both opinions were based only on standard MSA contract templates submitted to the accounting firms for the purposes of obtaining the advice. The opinions noted that any contracts that included additions or changes to the standard contract would need to be assessed individually (it should be noted the audit in July 2015 discussed below found the opinions had been based on DSG contracts that used different assumptions from actual contracts, and that the opinions themselves thus could not be used to justify revenue recognition from MSA contracts).

After reviewing the above-noted opinions, Mr. s, head of APO's Internal Audit Department, determined that the opinions were based on standard contract templates that were not actually used in practice, and that the review did not cover existing FXNZ DSG contracts, which meant that the opinions did not address the issue identified by the internal audit concerning existing DSGs not meeting the conditions for capital lease accounting treatment. Mr. s strongly

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recommended to APO's Finance Department that the accounting treatment for the existing DSGs be amended (For FY2008, the total revenue of outstanding DSGs was NZ$24.9 million, and the revenue as at August 2009 was NZ$8.9 million).

This matter was discussed between Mr. s and the APO Finance Department (Senior General Manager Mr. v and Mr. K), which was responsible for determining accounting policy for APO and all affiliated operating companies under APO. Mr. v's decision was to allow revenue recognition of MSAs going forward on the condition that all future contracts strictly adhere to the standard MSA template, with individual approval by FXNZ's senior management required for any contract that deviated from the standard MSA template. Mr. v also decided that no accounting revisions would be made for existing DSGs already in place, even though he was aware that the two accounting opinions noted above did not provide sufficient justification to use capital lease accounting for the existing DSG contracts. In our interviews with persons that interacted with the audit department at the time, Mr. s admitted that he was struggling with knowing how far he should assert his position to Mr. v, Senior General Manager of the APO Finance Department and a Japanese member of senior management.

Notwithstanding the above, APO's Finance Department, which was responsible for determining accounting policy for APO and all affiliated operating companies under APO, did not put into place any specific measures to ensure compliance with the conditions it had stipulated for allowing MSAs to be immediately recognized as revenue – namely, all future contracts strictly adhere to the standard MSA template, and individual approval by FXNZ's senior management required for any contract that deviated from the standard contract. There is no written record of APO instructing FXNZ to strictly adhere to the standard contract template, nor are these conditions noted anywhere in FXNZ's internal policies & procedures documentation. The auditor conducting the statutory audit for the fiscal year ended March 2010 did not raise the issue of MSA or DSG revenue recognition. As a result, the accounting treatment for MSAs and DSGs was not questioned again until the internal audit review conducted based on the 'whistleblower' email received in July 2015. In our interview, Mr. v denied the claim that no action had been taken following the APO internal audit, saying that detailed guidelines regarding the recognition of revenue from lease contracts had been drawn up based on the findings of the internal audit. However, the new guidelines put in place do not specifically address MSAs. Further, Mr. v was unable to explain why the accounting treatment for existing DSGs was not revised even though the new guidelines made clear that DSGs could not be treated as capital leases for accounting purposes.

As noted above, Mr. s had a different perspective on the accounting treatment for DSGs compared to Mr. v's view. In the summer of 2012, on Mr. v's recommendation, Mr. s was transferred from FXAP (Singapore) to FXP (Philippines).

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3. Actions between November 2009 and July 2015

(1) FXNZ Consistently Meets Performance Targets; Commendations for Mr. A

With the prolonged earnings slump in Japan, Asia-Pacific was positioned as a growth area, and APO developed into an earnings driver for FX, posting steady earnings growth.

Starting from April 2010, FXNZ achieved its performance targets for 48 consecutive months. Mr. A, at the time a MD at FXNZ, received Managing Director of the Year awards three times, (winning outright in 2011 and 2012, runner-up in 2014).

(2) Increased use of MSAs

A total of 218 MSAs were concluded by FY2009 for a total revenue of NZ$34 million. This steadily increased, reaching a peak of 1,290 such contracts worth NZ$81 million in FY2014. (It should be noted that the use of MSAs was prohibited from September 2015.)



Change in total number of MSAs
(cases)
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
Non-MSA MSA %MSA

Change in MSA ORS sales
(NZ$M)
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
Non-MSA MSA %MSA

(From FXNZ internal documents)

(3) Finance Loans from Parent Company, Sharp Increase in Receivables

Due to cash shortages, FXNZ had been receiving loans from its parent company FX. The balance of loans of FXNZ (the total of amounts borrowed by MARCO and FINCO) from FX increased from NZ$149 million in FY2009 to NZ$284 million for FY2013.

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(From FXNZ internal documents)

The balance of loans from FX remained unchanged at NZ$284 million after FY2013. However, payments to FXAP for equipment purchases began to be delayed from around 2013, and the balance of receivables from FXAP increased sharply thereafter (from roughly NZ$35 million in FY2013 to roughly NZ$91 million in FY2014).



(From FXNZ internal documents)

As described above, the balance of loans from FX and receivables from FXAP jumped

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sharply from FY2009, reaching a combined total of about NZ$375 million in FY2014. This was well above the total sales amount for FXNZ in FY2014 (roughly NZ$320 million).

Regarding the expansion of loans from the parent company, in 2010, FX's Corporate Finance Department asked Mr. v, Senior General Manager of APO's Finance Department, for a detailed explanation for the (historical) rise in borrowing at FXNZ, and further requested an update on the current situation at FXNZ, noting that funding demand would increase if the rise in borrowing was due to rising demand for working capital because of an increase in healthy lease assets with no deterioration in turnover.

Despite FXNZ's financial situation, no real suspicions were raised at FX and APO, as the consensus view was that the financing demand was related to the increase in sales from lease agreements; FX and APO instead actually viewed FXNZ as an excellent OPCO that was consistently achieving its sales targets.

(4) The Situation at APO Internal Audit

(i) Reporting line: Intervention of Senior General Manager of APO's Finance Department

Based on its internal rules, APO's Internal Audit Department reported directly to the Executive General Manager of APO. However, following the appointment of Mr. w as the Executive General Manager of APO in April 2008, APO's Internal Audit Department was instructed by Mr. w to report to Mr. v, Senior General Manager of APO's Finance Department. According to Mr. w, this change was made because Mr. w wanted Internal Audit Department to not only identify problems, but also propose possible solutions. Another change made was requiring Mr. v's sign-off on internal audit reports before submission to the Executive General Manager of APO and the head of FX's Internal Audit and Analysis Department. (In our interview, Mr. v insisted that the Internal Audit Department was supposed to directly report to the Executive General Manager of APO, in line with the internal rules, and that his involvement was limited to giving 'suggestions' based on a request from the Executive General Manager of APO, Mr. w).

In July 2012, Mr. R took over as Executive General Manager of APO from Mr. w. Mr. R reverted the APO Internal Audit Department back to a direct reporting line to the Executive General Manager of APO, based on the request of Ms. t, who had taken over as head of the Internal Audit Department from Mr. s, and because of Mr. R's experience that information from the Internal Audit Department was beneficial from a corporate governance perspective. Because Mr. R's background was in sales, and he was aware that he lacked specialist accounting knowledge, Mr. R encouraged Ms. t to consult with Mr. v, Senior General Manger of APO's Finance Department, for issues that required specialist accounting knowledge.

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(ii) February 2014 internal audit of FXNZ; "suggestions" from the Senior General Manager of APO's Finance Department

APO's Internal Audit Department carried out an audit of FXNZ in February 2014. The audit report did not identify the MSA contracts as an issue as it was not one of the core agenda items for the audit. However, the audit report did identify a number of 'Top Priority' issues, specifically regarding inadequate procedures in relation to client credit screening and credit management, and regarding accounts receivable collection management and provision recognition for delinquent accounts. Mr. v, the Senior General Manager of APO's Finance Department repeatedly requested Ms. t to make changes to the draft of the internal audit report, writing in an email that the report was very negative in tone and simply listed numerous items without giving any real message from a broad perspective. He also sent an email to Mr. A – as Managing Director of FXNX, one of the subjects of the audit in question – suggesting that Mr. A review the internal audit report prior to its submission to the Executive General Manager of APO and the FX head office ("I would like to suggest you had better review the report again with her before she submits it to Mr. R and Corporate.")

Subsequently, the revised internal audit report downgraded the 'Top Priority' issues to the 'Need to Improve' category. In an email, Mr. v reported to Mr. R that the downgrade in category was not due to Mr. v's instruction, but because they had received additional explanations regarding the issues in question from FXNZ. In our interview, Mr. v denied that his back-and-forth with Ms. t and Mr. A was aimed at applying 'pressure' to the internal audit result, saying that involvement with Ms. t and Mr. A was aimed at giving advice or suggestions to improve the quality of the internal audit. When asked if he thought an independent third-party observer could possibly view his interaction as pressuring the internal audit process, his response was that he could not agree with such a viewpoint.

The final report for the February 2014 FXNZ internal audit was submitted on May 16, 2014. Approximately two months later, Ms. t resigned from the APO Internal Audit Department on July 8, 2014.

(iii) APO Internal Audit staffing

APO Internal Audit (consisting one manager and one full-time regular staff) saw high employee turnover between April 2009 and March 2015. The manager, Mr. s, was transferred to FXP (Philippines) in August 2012. His successor, Ms. t, resigned in July 2014. (It is noted that Ms. t's successor, Ms. x, resigned in November 2016, approximately two years after joining the firm). The full-time regular staff that joined the company in September 2012 left the company in February 2013. The next full-time employee joined in October 2013 and left the company in

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January 2014, and another full-time employee joined in February 2014 and left in June 2014.

In our interviews with people that had worked in the APO Internal Audit Department, numerous people questioned the independence of the Department and also noted that the team lacked sufficient budget and human resources given the number of OPCOs which the Department covered and the amount of tasks required.

4. Response to Whistleblower Email ("Tony Night" email) of July 2015

(1) Receipt of Whistleblower Email and Request for Response from XC

On July 8, 2015 (July 7 in the US), a whistleblower email from "Tony Night" was sent to FX Deputy President Mr. y and XC management. The email pointed out cases of inappropriate accounting at FXNZ involving the use of inflated Target Volumes for MSAs, resulting in over-stated revenue. XC forwarded the letter to FX Executive Vice President Mr. w and Mr. z, General Manager of FX's Legal Department and requested a response from FX.

The issue was discussed among the senior management members in the FX Chairman's office. It was subsequently decided that, since FX Deputy President Mr. y was responsible for dealing with issues related to FX shareholders (i.e., FH, holding 75% stake, and XC, holding 25% stake), Mr. y would carry out an investigation of FXNZ in order to prepare the response to XC. Note that FX Deputy President Mr. y had actually been at FX eight years longer than FX President Mr. AA, who had taken over as President and CEO in June 2015. Mr. y had been a representative director of FX since 2007 (and was appointed Deputy President in July 2010).

Mr. w was effectively in charge of FX's overseas operations, and he was thus instructed by Mr. y to look into the situation related to the whistleblower email. A meeting was held at Mr. w's office on July 10, 2015 to address the situation (attendees: Mr. w, FX Executive Vice President, Mr. R, Executive General Manager of APO, Mr. BB, General Manager of FX Corporate Finance Department, Mr. z, General Manager of FX Legal, Mr. CC, Senior General Manager of APO Finance Department). At the meeting, Mr. w's instructions were that the response to XC would be sent out by Mr. z, General Manager of FX Legal, that the response would first be drafted in Japanese, and that Mr. T, Financial Controller (FC) from APO's Finance Department and Ms. x, APO Internal Audit, were to be sent to FXNZ to carry out the investigation.

(2) Audit of FXNZ: "everything the letter say is real"

Mr. T, APO FC and Ms. x, APO Internal Audit traveled to FXNZ on July 24, 2015 and performed an audit on FXNZ. The audit revealed that revenue had been over-stated due to the use of MSAs with inflated Target Volumes, as had been pointed out in the whistleblower email. The audit also uncovered the fact that during the audit of FXNZ's financial statements for the

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fiscal year ended March 2015, the audit firm was insisting that FXNZ book NZ$7.5 million in bad debt reserves for Counterparty 1, a major client of FXNZ (under New Zealand laws, companies are required to submit audited financial statements by the end of August).

Mr. T, APO FC sent the preliminary findings from the audit to Mr. R, Executive General Manager of APO, and Mr. CC, Senior General Manager of APO Finance Department in an email as per below:

Managed Service Contract

After checking all contracts concluded last year, we see evidence that strongly suggests that Target Volumes were inflated in order to maximize ORS revenue recognition. A subsequent sample check uncovered some contracts where to ensure the client would sign the contract with inflated Target Volumes, the terms of the contract were very favorable for the client. We also uncovered some contracts that did not meet the requirements for capital lease accounting treatment.

We will consider how to make an official report for this later.

Ms. x, APO Internal Audit, sent the following chat message to a colleague in Singapore via an internal messaging system:

everything the letter say is real lo.

As the conversation continued, the two discussed FX's cover-up and how Japanese staff did not understand the role of internal audit. Towards the end of the conversation, the colleague in Singapore sent the following message:

one day their company will all be like Toshiba nia all resign lol

(3) Report of Findings from internal audit of FXNZ to APO and FX

  (i) Report from Ms. x, APO Internal Audit

On July 27, 2015, Ms. x, APO Internal Audit, sent a report detailing the findings of the internal audit to Mr. T, APO FC, via email. The report noted that MSAs should not be recognized as sales and the email also included an Excel file detailing the results of an analysis of 10 randomly selected MSAs.

Ms. x's internal audit report pointed out that, regarding the MSAs, recognizing revenue based on the Target Volume and the cost per click was inaccurate, recognizing revenue when renewing a lease prior to the end of initial lease term was an overstatement of revenue, and that the cancellation clauses, rightsizing clauses and Sole Supplier clauses were insufficient to ensure payment based on the contracts' Target Volumes. The report further noted that the

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accounting opinions received in 2009 were provided based only on a review of the standard contract templates rather than the actual operation by FXNZ, did not cover the recognition of revenue when renewing a lease, and had assumed that the client was required to pay an amount based on the Target Volume as noted in the contract even though the actual contracts included no such payment obligation for the client, and that as a result the accounting opinions from 2009 could not be relied upon.

In addition, the Excel file showed the results of an analysis, noting that one of the 10 had an invalidated Minimum Payment clause, four of the 10 had invalidated rightsizing clauses, and actual volume shortfalls versus Target Volumes for seven of the 10.

Mr. T, APO FC, did not share the report from Ms. x with Mr. R, Executive General Manager of APO, or Mr. CC, Senior General Manager of APO's Finance Department. According to Mr. T, APO FC, he did not share the Ms. x's report because (i) the audit of FXNZ had been conducted so that they could respond to XC to say that there was no problem, so returning such a report that said the opposite was not an actual option, (ii) based on his many years of experience, even if such a report was delivered to FX management, they would still make a judgment that there was no problem since everything had been approved in previous years by the auditors, and (iii) they had received the accounting opinions in 2009 and no issues had been identified by the auditors since then, and therefore the realistic risk of issues being subsequently identified was low without a change of auditors.

(ii) Report from Mr. T, APO FC, regarding FXNZ audit

On July 28, 2015, Mr. T, APO FC, reported the findings of the FXNZ audit to Mr. R, Executive General Manager of APO, and Mr. CC, Senior General Manager of APO Finance Department. As part of the report, Mr. T noted that actual volumes were short of Target Volume in 70% of MSAs, that revenues were being artificially inflated due to overestimated Target Volumes as indicated in the whistleblower email, that contracts based on the standard MSA template did not present a problem but that the MSAs actually being put in place that did not include Minimum Payment obligations for clients meant that the accounting treatment was potentially problematic and may fall within a gray area, and that the audit firm were refusing to sign off on the financial statements unless FXNZ recognized NZ$7.5 million in bad debt reserves for Counterparty 1. Mr. R, Executive General Manager of APO, instructed Mr. T to prepare materials by which Mr. T would make a report to Mr. y, FX Deputy President, and Mr. w, FX Executive Vice President, on the occasion of the GCO China Growth Strategy Review in Shanghai on August 10, 2015.

Mr. R, Executive General Manager of APO, subsequently told Mr. CC, Senior General Manager of APO's Finance Department, that he had informed Mr. y, FX Deputy President, of

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the matter and received his understanding, and that Mr. y's instructions were that the response to XC should be along the lines of saying 'no problems regarding the issues noted in the Whistleblower E-mail, but….' and to prepare a draft of the response to XC. As per Mr. y's instructions above, Mr. CC, Senior General Manager of APO's Finance Department, instructed Mr. T, APO FC, to prepared the materials to be used on the occasion of the said Shanghai Meeting dated August 10, 2015.

(4) Shanghai Meeting: "For now respond that there is no problem"

On August 10, 2015, FX management participated in an event (GCO China Growth Strategy Review) held at FX China's office in Shanghai (Hong Kong New World Tower). That afternoon, Mr. y, FX Deputy President, Mr. w, FX Executive Vice President, Mr. R, APO Executive General Manager, Mr. CC, Senior General Manager of APO Corporate Finance Department, and Mr. t, APO FC, convened in a meeting room on the 51st floor of the Hong Kong New World Tower from approximately 12:25 p.m. to 1:25 p.m. to discuss the FXNZ audit report and the response to XC.

Mr. T, APO FC, stated that in some MSAs, Target Volumes had been inflated, as had been pointed out in the whistleblower email, and he further noted the results of the analysis of the random sample of 10 MSAs; namely, that one of the 10 did not meet the conditions for capital lease accounting due to the lack of a minimum lease payment obligation, four of the 10 did not include a rightsizing clause, and that seven of the 10 were short of Target Volumes, and that actual volumes were below Target Volumes in over 70% of the 529 MSAs concluded between 4Q 2013 and through 2014.

Results from MSC audit

➢ **Audit process**
- ✓ A random sample of 10 MSCs was selected from the 529 MSCs (including Renewals) executed from 4Q 2013 and 2014. The 10 MSCs were reviewed to confirm the lease agreement, revenue recognition method, terms and conditions of the agreement, and the gap between actual vs target volume.
  - One of the 10 contracts had the following Additional Agreed Details item: "There will be no costs for any target volume that has not been achieved over the fixed term of the agreement"
    - Since this contract has no guaranteed minimum payment, the contract does not meet the conditions for capital lease accounting treatment
  - Four of the 10 contracts had the following Additional Agreed Details item: Click charge rates are fixed for the duration of the term"
    - This renders the Rightsizing clause invalid. As of June 2015, actual volume was below the Target Volume for two of the four contracts
  - For seven of the 10 contracts, actual volume was below the Target Volume
  - For contracts where actual volume is below Target Volume, the normal practice is to enact a Contract Extension rather than invoking the Rightsizing clause. This delays one-time ORS revenue recovery which impacts financing.
  - We then looked at actual volumes for the 529 MSCs (including Renewals) executed in 4Q 2013 and 2014, and found that over 70% of the contracts had actual volumes that were significantly below Target Volume. Seasonal factors may need to be taken into account, but looking purely at the data, it is estimated that the result is a revenue recovery delay of NZ$0.5 million each month (cash basis).
  - Audit Firm has never identified our revenue recognition process for MSCs as an issue

(FXNZ business trip report (internal audit report) dated August 10, 2015)

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In response to this, Mr. w, Executive Vice President, commented that any findings "should not 'selectively cherry pick' unfavorable items" and further commented that the MSAs in question "were approved (in the audit), weren't they?" Mr. y, Deputy President also confirmed that the MSAs had not been raised as an issue by the audit firm and instructed "first, respond that there are no problems" but "the second chapter for New Zealand will be to respond properly". And he gave instructions that the response to XC would be no problem ("the first chapter") but subsequently the situation would be handled properly ("the second chapter").

Deputy President Mr. y's instructions were made with the clear understanding that the situation was as pointed out in the whistleblower email, that revenues were being overstated due to the use of inflated MSA Target Volumes, and that a random check of 10 MSAs had uncovered five contracts out of 10 that deviated from the standard MSA template and thus were clearly at risk of not meeting the requirements for capital lease accounting treatment. The instructions thus are an attempt to conceal the accounting irregularities.

Mr. y, Deputy President, said in our interview that "I believe the decisions were made without completely understanding of the MSAs or the content of the internal audit report. Even if that is the case, the responsibility for having made decisions based on incomplete understanding is grave, and that responsibility lies with me. However, I had absolutely no intention of concealing the problems. I would like to stress that." Other attendees of the Shanghai Meeting including Mr. w, Executive Vice President, admitted that they had been aware that the situation had been as indicated in the whistleblower email.

(5) Report to the President

Based on the instructions from Mr. y, Deputy President, at the Shanghai Meeting, Mr. T, APO FC, revised the final internal audit report and prepared an English draft of response to XC. Based on the Shanghai Meeting, Mr. T, APO FC, sent the following email on August 10, 2015 with the English draft of the response attached to Mr. DD of FX Corporate Finance Department:

"As I mentioned a bit on the phone the other day, the Deputy President's comments instructed to state the background for this situation to have occurred at the beginning (in the response), for communications intended for outside the company, not to go into details as long as there are no problems with the big picture, but, in communications intended for internal use, to address the revealed problems and make improvements."

The revised internal audit report was in line with the instructions from Mr. y, Deputy President, with the opening paragraph stating that based on "a review of the revenue recognition practice for MSC (note: refers to MSA), no accounting irregularities or cases of overstated revenue such as had been indicated in the whistleblower email were uncovered".

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FXNZ inspection (summary)

- ✓ **APO Finance and IA visited FXNZ on July 24 to conduct an inspection focusing on a review of the entire accounting process and a specific focus on Managed Service Contracts (MSCs)**
- ■ Results summary:
- ➢ Review of accounting process
  - • Our review of the revenue recognition process focused primarily on MSCs. We did not identify any cases of improper accounting or oversated revenue such as was claimed in the anonymous email. However, a check of a random sample of MSCs did uncover one contract that may not meet the conditions for capital lease accounting treatment.
  - • Accounting Firm has never identified our revenue recognition process for MSCs as an issue
  - • Based on a careful analysis of accounts receivables, we identified accounts worth NZ$14 million as being over 180 days in arrears, of which NZ$10 million was for Counterparty 1, a Premier Partners client. In an interview with the CFO we learned that Accounting Firm is insisting that FXNZ book additional bad debt provisions against the Counterparty 1 account.
- ➢ Review of Managed Service Contract (MSCs) review
  - • Accounting Firm 1-2 and Accounting Firm 2-2 both reviewed the MSC contracts in 2009 and were in agreement that the agreements could be treated as capital leases for accounting purposes (assuming a standard contract)
  - • We checked a random sample of 10 MSCs from the 529 MCS executed between January 2014 and March 2015.
  - • One of the 10 contracts had an Additional Agreed Details item that means it is highly likely that the contract does not meet the conditions for capital lease accounting treatment.
  - • The Auditor for FY14 has not raised MSC handling or accounting treatment as an issue

(FXNZ business trip report (internal audit report), page 1, dated August 19, 2015)

The report further provided that a random check of 10 MSAs had only turned up a potential problem with one contract out of 10 contracts, and statements indicating that problems were found in four out of 10 or that the Target Volume was not reached in 70% of MSAs out of 529 were deleted.

Results from MSC audit

- ✓ A random sample of 10 MSCs was selected from the 529 MSCs (including Renewals) executed from 4Q 2013 and 2014. The 10 MSCs were reviewed to confirm the lease agreement, revenue recognition method, and terms and conditions of the agreement.
  - • One of the 10 contracts had the following Additional Agreed Details item: "There will be no costs for any target volume that has not been achieved over the fixed term of the agreement"
    - ‐ Since this contract has no guaranteed minimum payment, the contract does not meet the conditions for capital lease accounting treatment
  - • For contracts where actual volume is below Target Volume, the normal practice is to enact a Contract Extension rather than invoking the Rightsizing clause. This delays one-time ORS revenue recovery which impacts financing.
  - • Accounting Firm, never identified our revenue recognition process for MSCs as an issue

(FXNZ business trip report (internal audit report), page 4, dated August 19, 2015)

On August 19, 2015, the revised internal audit report and draft of response to XC, both prepared in accordance with the instructions provided at the Shanghai Meeting, were explained to Mr. w, Executive Vice President, and Mr. y, Deputy President. The following day (August 20, 2015), a report to Mr. AA, FX President, was made based on the final internal audit report and draft of response to XC, which said that 'no accounting irregularities or cases of overstated revenue such as has been pointed out in the whistleblower email were found', but that "based on a sample check, one lease contract potentially did not meet the conditions for capital lease accounting treatment".

Mr. w, Executive Vice President, instructed in the morning of the day of the report to the President to delete "Counterparty 1" and replace it with "a GA company" in the internal audit

[Tentative English translation for information purpose only]

report. Through interviews, it was found that Counterparty 1 was well-known internally as a company that Mr. w, Executive Vice President, when he was Executive General Manager of APO and in charge of sales (according to Executive Vice President Mr. w), had sold the state-of-the-art product (Shikishima), the most expensive product FX at the time.

5. MSA prohibited and measures to address decline in FY2015 revenue

(1) Notification of Decision to Prohibit MSAs

Based on the instructions from Mr. y, Deputy President, at the August 10, 2015 meeting in Shanghai to ensure "the matter will be subsequently dealt with properly", Mr. R, APO Executive General Manager, Mr. CC, Senior General Manager of APO's Finance Department and Mr. T, APO FC sent around a notification on September 3, 2015 that revenue could not be recognized for MSAs unless there was a provision that a pre-established fixed fee would be paid if the monthly usage fell short of the Target Volume and for contracts renewed before expiration. The notice, which essentially prohibited MSAs, took effect immediately.

The notification prohibiting the use of MSAs was sent to both FXNZ and FXA, where Mr. A had been working as its MD since April 2015.

(2) CFO of FXNZ dismissed

Mr. R, APO Executive General Manager, Mr. CC, Senior General Manager of APO's Finance Department and Mr. T, APO FC, traveled to New Zealand on September 22 and 23, 2015 along with Mr. EE of APO Marketing in order to discuss the MSA prohibition with FXNZ and its handlings. Mr. R, Executive General Manager, decided to dismiss Mr. B, FXNZ CFO, due to his incoherent answers in the meeting and upon learning that, as a debt recovery option, he had proposed acquiring Counterparty 1 against which he decided to set aside significant account provisions, and learning that Mr. B had been appointed as director of Counterparty 1. It was subsequently decided that Mr. K (head of APO Compliance & Control) would be dispatched as FXNZ CFO in January 2016.

Mr. F, FXNZ COO, studied scenarios for having Mr. B, FXNZ CFO, leave his position and requested Accounting Firm 4 to prepare a report on the accounting function to provide for an argument to support the reason for his departure. A scenario to discharge him was also considered, but because at the time FXNZ had a pending trial with an employee who had been discharged and it had already been decided that Mr. K would take the position in January 2016, an agreement with Mr. B for him to leave the company (as of January 29, 2016) was reached on December 18, 2015 after presenting a condition to give a total of NZ$135,000 in redundancy compensation.

The report by Accounting Firm 4 contained numerous findings critical of FXNZ's

[Tentative English translation for information purpose only]

accounting functions, such as the following: "collection of accounting evidence is inadequate to present risk issues to APO, the accounting function is not properly working as a check against the aggressive sales-centric mindset", "There is a focus on term-end compliance audit and insufficient monitoring of compliance issues regarding accounting treatment during the term", "Incorrect application of accounting standards for inventory and revenue recognition, etc. is causing errors in the financial statements." However, since the report was prepared with the purpose of giving FXNZ a reason to dismiss CFO Mr. B, the report was never presented to APO. Findings in Accounting Firm 4's report were referred to in the auditor's March 2017 Fraud Letter.

(3) October 28, 2015 - Report to Mr. w, Executive Vice President of FX

After the trip to FXNZ in late September 2015, Mr. R, Executive General Manager, Mr. CC, Senior General Manager of APO's Finance Department and Mr. T, APO FC, concluded that based on the decision to prohibit MSAs, 2H FY2015 revenue at FXNZ would likely decline by NZ$27 million (¥2.4 billion) and FXA revenue would decline by AU$27 million (¥2.6 billion). The decline in revenue at FXA was due mainly to XOS contracts (i.e., a type of GS agreement where output-related services, etc. was outsourced comprehensively bundled along with machine installation; at FXA, only revenue from the machines was recognized at delivery) without any minimum payment established.

Although it was conveyed from Mr. CC, Senior General Manager of APO's Finance Department to Mr. BB, General Manager of FX Corporate Finance Department that there could be up to a ¥5 billion decrease in revenue as a result of the MSA prohibition, it was decided that the matter would be reported to Mr. w, Executive Vice President, as the prohibition would cause a considerable shortfall from the financial targets for 2H FY2015, which had already been determined. In interviews, more than one person said that Mr. w, Executive Vice President, was extremely strict about achieving financial performance and gave statements that "When I reported a shortfall, he banged on the desk, saying "How do you expect me to report this to the higher ups?"" and "I got yelled at many times", and "He gets upset often." Mr. w himself and Mr. v, however, denied in interviews that Mr. w ever acted in such a manner such as banging on the desk, yelling, etc.

On October 22, 2015, Mr, BB, General Manager of Corporate Finance Department of FX, Mr. CC, Senior General Manager of APO's Finance Department and Mr. T, APO FC, held a meeting to prepare for an explanation to Mr. w, Executive Vice President. At this meeting, it was decided that, given that, among other things, it was unlikely for Mr. w, Executive Vice President, who was adamant about achieving performance targets, would approve of the decrease in revenue at FXA as a result of the prohibition of XOS deals, as this would be a huge revenue

[Tentative English translation for information purpose only]

decline in addition to the FXNZ revenue decline, and that XOS deals unlike MSAs enjoyed high customer loyalty and held promise as a business, it was decided to proposed to Mr. w, Executive Vice President that revenue would be recognized for 2H FY2015, but a performance target incorporating the impact from changes in accounting practices for XOS deals would be established when planning budgets for FY2016, and the accounting practices would be changed starting in 1H FY2016.

On October 28, 2015, Mr. R, APO Executive General Manager, informed Mr. w, Executive Vice President that, due to the prohibition of MSAs, there would be a revenue decline of NZ$27 million (¥2.4 billion) at FXNZ and AU$27 million (¥2.6 billion) at FXA in 2H FY2015, then explained that the accounting treatment for XOS deals at FXA would be changed from 1H FY2016. Mr. w, Executive Vice President approved of this change in accounting treatment for XOS deals at FXA. However, he insisted that the ways to address the expected decline in revenue at FXNZ resulting from the MSA prohibition were not sufficient and instructed them to further explore ways to address such decline.

It is noted that the documents that were used in this presentation to Mr. w, Executive Vice President included the same slides as those indicating the result of MSA audits in the documents used at the August 10, 2015 Shanghai Meeting (see paragraph 4(4)) and further contained an express statement that "Accounting risk of Managed Service Agreement: As Contract Minimum Payments are not clear, lease accounting may not be applicable." Moreover, the document was sent from Mr. T, APO FC, to Mr. BB, General Manager of Corporate Finance Department of FX, then forwarded to Mr. DD of FX Corporate Finance Department in advance, it is supposed that at least by this time the FX Corporate Finance Department was aware of the actual situation of MSAs at FXNZ and the possibility that the upfront revenue recognition requirements would not be met conditions under the applicable lease accounting standards.

(4) November 16, 2015 - Report to Mr. w, Executive Vice President of FX

In accordance with the instruction of Mr. w, Executive Vice President, APO were forced to explore ways to address the expected decline in revenue at FXNZ resulting from the MSA prohibition. Accordingly, a material was prepared that included performance assurance measures such as (i) allowing contracts without any minimum payment established with customers in good standing upon review in view of Mr. w, Executive Vice President, who opposed a full prohibition of MSAs and (ii) ideas such as utilizing refurbished (used) machines that Mr. w, Executive Vice President, mentioned. On November 16, 2015, Mr. R, APO Executive General Manager, gave an explanation based on the material to Mr. w, Executive Vice President, and obtained his approval.

[Tentative English translation for information purpose only]

6. Response to "Audit Risk" for Fiscal Year Ended March 2016

(1) Mr. K's Report

In January 2016, Mr. K took over as FXNZ CFO. On January 26, 2016, Mr. K reported to Mr. T, APO FC, and Mr. R, APO Executive General Manager, stating that he found a letter from Accounting Firm 1-2 (dated September 3, 2015) that had not been reported by Mr. B, the previous CFO. The letter pointed out inadequate of bad debt reserves overstatement of supplies expense deposited by the customer site, recognition of sponsorship costs as revenue, etc. Upon hearing this, it was decided that Mr. T, APO FC, made a business trip to New Zealand for fact finding and, in the meantime, Mr. K, FXNZ CFO, was instructed to verify the situation.

While in New Zealand, Mr. K, FXNZ CFO, showed Mr. T, APO FC, a report called "FXNZ Accounting Review" (the Mr. K's Report). From the Mr. K's Report, Mr. T, APO FC, learned that there was a series of accounting issues totaling around NZ$90 million, including Macro Adjustments (NZ$22.6 million), Counterparty 1 additional reserves (NZ$13.3 million), ORS backdated posting (NZ$9 million), and DSG adjustments (NZ$23.9 million), that would need to be recognized as losses. As the table below shows, the impact on the P/L from the total amount of items listed on pages 9 and 10 of the Mr. K's Report amounts to approximately NZ$90 million. Further, the Mr. K's Report notes that a total of NZ$10.6 million were subject to accounting adjustment through "exceptional" transactions. In total, the Mr. K's Report noted approximately NZ$100 million that needed to be recognized as losses. However, it was ultimately determined that of the NZ$10.6 million "exceptional" transaction for the fiscal year ended March 2015, approximately NZ$2 million did not involve any accounting issues.

[Tentative English translation for information purpose only]

Current Accounting Issues/Balance Sheet Summary Risks/Opportunities

Fuji Xerox Internal Use Only

#	Issue	Description	FY15 Urgent Urgent	FY14 EY EY Letter Letter	P&L DR R	P&L CR R	BS DR R	BS CR R	Cash
1	• [redacted]	• Situation deteriorated from LY [redacted] will not be satisfied with LY satisfied with LY provision rationale. $13.3m = 50% = 50%	Yes	Yes	13.3 3			13.3 3	
2	• "Macro" adjustments s	• Variety of accounting adjustments made in FY15 to show FY15 to show "enhanced" FXNZ performance • Cumulative balances sitting in various BS accounts accounts	Yes	No	22.6 6			22.6 6	
3	• ORS revenue revenue /cost /cost accruals accruals	• ORS revenue/cost accruals have increased significantly in significantly in FY15	No	No	9.0			9.0	
4	• DSG revenue revenue adjustments s	• MSA adjustment made to make service revenue "whole" for revenue "whole" for contracts with lower than target volume target volume	No	No	23.9 9			23.9 9	
5	• Unaccrued costs	• Known business costs not accrued at end Jan-16 16	Yes	Yes	1.0			1.0	
6	• Inventory valuation	• Consumables at customer sites • Inventory revaluation • Inventory reporting and SCV valuation	Yes No No	Yes Yes No	3.1		23.8	3.1 23.8 8	
7	• Inventory provisions	• D1/D2 provision requirements not being followed, with no good followed, with no good business rationale	Yes	Yes	6.3			5.4	
8	• Debtor provisions	• [redacted] debtor provisions	Yes	Yes	6.7			6.7	

(FXNZ Accounting Review 12th February 2016, page 9. Positions of red frames as in the original document)

Current Accounting Issues/Balance Sheet Summary Risks/Opportunities

Fuji Xerox Internal Use Only

#	Issue	Description	FY15 Urgent	EY Letter	P&L DR R	P&L CR R	BS DR R	BS CR R	Cash
9	• High level of unsecured unsecured lease assets assets	• Level of unsecured debt on balance sheet is sheet is high and been increasing	No	No		Not estimated			
10	• Sponsorship accrual accrual	• New deals have sponsorship accrued, but we accrued, but we need to catch-up pre FY15 pre FY15 deals	Yes	Yes	2.3			2.3	
11	• Revenue recognition on recognition on 3rd party party settlement and and buyback machines machines	• Recognising revenue and cost on • 3rd party settlements • Buyback machines (not estimated) estimated)	No	No	(5.3)	5.3			
12	• Finco loss of income income journal	• Marco compensating Finco for low interest rate interest rate deals • Net nil P&L impact but lower Finco rev rev	Yes	No	(2.3)	2.3			
13	• Showroom machines machines	• Showroom machines should be capitalized capitalized • They are in inventory	No	No			0.3	(0.3)	
14	• Revenue Recognition Recognition with high high RVs	• ORS revenue should not be recognized on recognized on deals with high RVs>10% RVs>10%	No	No	16.6 6	14.0 0		2.6	
15	• [redacted]	• Receive payment in virtual currency • Conversion rate to cash is c. 60%	No	No	0.3			0.3	

(FXNZ Accounting Review 12th February 2016, page 10.)

Mr. T, APO FC, and Mr. K, FXNZ CFO, picked up audit risk items that would likely be pointed out by the audit firm during the audit if they were not disposed of at the fiscal year

[Tentative English translation for information purpose only]

ended March 2016 (items in red frame in the tables above). On February 15, 2016 upon his return to Singapore, Mr. T, APO FC, reported to Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO Finance Department that as countermeasures to the audit, there needed to be NZ$7.5 million in additional reserves for Counterparty 1, plus the recognition of a total of NZ$35.7 million in losses, including NZ$22.6 million in Macro Adjustments (FXNZ was making unwarranted journal adjustments such as deferring costs and recognizing revenue early in order to meet monthly financial performance targets). Although Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO Finance Department realized that there was a business risk associated with MSAs that could potentially result in losses of NZ$50-70 million in the future, the K's Report was not shared with them and there is insufficient evidence to show that they were aware that there was approximately NZ$100 million in losses that should have been recognized.)

As the loss of NZ$22.6 million incurred through Macro Adjustments was a complete surprise, it was decided that this should be reported immediately to Mr. w, Executive Vice President on February 18, 2016. It was also decided that the losses at FXA that needed to be recognized properly in the fiscal year ended March 2016 would be reported to him.

(2) February 18, 2016 - Report to Mr. w, Executive Vice President of FX – "why are you being so conservative"

On February 18, 2016, Mr. R, APO Executive General Manager and Mr. CC, Senior General Manager of APO Finance Department, presented a material titled "FXA/FXNZ Audit Risks and Countermeasures" to Mr. w, Executive Vice President and explained the losses that FXNZ and FXA would need to recognize for the fiscal year ended March 2016.

The material indicated the following matters: (i) FXA should take charges of AU$32.6 million by the end of the fiscal year, of which AU$19.3 million definitely needed to be recognized; (ii) FXNZ needed to recognize charges worth NZ$35.7 million by the end of the fiscal year,; and (iii) at least NZ$7.5 million was needed for additional reserves for Counterparty 1. As countermeasures, the material suggested offsetting the charges with gains of AU$21.7 million from the sale of an FXA-owned warehouse (but with a one year leaseback) and gains of ¥900 million on the sale of an FX-owned plant in Korea.

Upon seeing the document, Mr. w, Executive Vice President was clearly not pleased, making such comments as "Are these the risk after you've done everything you can?", "Aren't these solely based on what Mr. T reviewed? How come so conservative was the review?", "We've always made it through the audits, so why are there so many issues this time?", "Aren't there any measures that would cut legitimate expenses?", "Aren't there anything else that could generate profits?" After making these comments, Mr. w, Executive Vice President instructed them to rank

143

[Tentative English translation for information purpose only]

the amounts to be recognized as losses based on expected audit risk, while also explore further countermeasures other than selling assets.

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[Tentative English translation for information purpose only]

List of amounts requiring recognition at FXA (from the presentation given to Mr. w, Executive Vice President on February 18, 2016)

1-3. March 2016 Audit Risks

Fuji Xerox Internal Use Only

❏ Following are matters thought to require handling before March 2016

Item	Details	Amount (A$ M)
Cost recording	PRIOR YEAR ▓▓▓ relates to profit improvement activity agreed in September 2014. Profit over balance of period not sufficient to support accruals to support the nature of the deal being altered by ▓▓▓	(6.3)
Cost recording	PRIOR YEAR ▓▓▓ relates to profit improvement activity agreed in March 2015. Deal originally approved by commercial was for contract extension with no unit movement. Final agreed position by ▓▓▓ altered to being new unit deal.	(1.4)
▓▓▓	PRIOR YEAR – In FY14 ▓▓▓ entered in to a contract with ▓▓▓ based on an up front loss of the Impika and Rishiri units. The up front loss has been progressively brought down at $100k per month. Note this amount also includes the expected impairment of Impika inventory.	(2.0)
Excess recording of constructions in progress	PRIOR YEAR – Final 1H FY15 review of ▓▓▓ costs identified certain costs that should not have been able to be capitalised, eg training. The review has confirmed the costs to be adjusted need to be written back to the P&L.	(4.2)
▓▓▓ software repeal	PRIOR YEAR – Dates back to FY12 and has not been impaired over multiple years. Software acquired by FXGS for a specific customer ▓▓▓ however when ▓▓▓ altered scope FXGS did not have the appropriate contractual terms to bind ▓▓▓ to recoupe costs.	(1.4)
FY 14 performance	**Temporarily recorded on BS and P&L reflection avoided for expenses and costs**	(4.0)
FY 15 performance adjustment	**Temporarily recorded on BS and P&L reflection avoided for expenses and costs**	(13.3)

19.3M
Treatment required during this period.

Treatment required, but can be deferred using quotation reversal (rolling) process. Impact from FY 16 onwards

Total audit risk (32.6)



("FXA/FXNZ Audit Risks and Countermeasures" dated February 18, 2016, page 4)

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[Tentative English translation for information purpose only]

List of amounts requiring recognition at FXNZ (from the presentation given to Mr. w, Executive Vice President on February 18, 2016)

2-2. FXNZ FY 15 Annual Audit Risk Summary

Fuji Xerox Internal Use Only

(NZ$M)

Item	Details	Audit risk
Macro Adjustment (Performance adjustments)	• In order to show performance properly, adjustments are made through monthly settlement of accounts. Including filling in of vouchers without documentation or grounds, in addition to deferment of expenses and costs and acceleration of sales. • Previously, intentionally carried out based on ▇▇▇ guidance, but since ▇▇▇ left, only the practice of making adjustments has continued, and the adjustment amount is increasing while performance worsens. • At one time, there was consistency due to earning one-off profit before the end of the term, but under ▇▇▇ system, that initiative was lacking and now there are no measures.	23.6
Excessive recording of deposited consumables (FY 14)	• Change in premise of recording deposited consumables as capital to set-off FY 14's macro adjustment, and earn profit. • Although this matter was not an audit discrepancy at the time of account settlement in FY 14, the auditor showed concern.	3.1
Under-reporting of allowance for doubtful debt	• In order to maintain performance in FY 15, in addition to the macro adjustment above, the allowance for doubtful debt without grounds was continually reduced, and at that time, there was a shortage of 6.7M.	6.7
Recording of estimates of sponsorship costs	• In educational institutions and the education industry, there is often the situation of providing discounts for event support costs, and the accounting practice saw the full amount of expenses recorded at the time of the agreement, and written down in line with the actual invoice. • In order to manage the FY 14 macro adjustment, the entire BS balance (already recorded as expenses) is refunded, and profits earned. • Although there was a return to the previous practice for new cases in FY 15 after receiving an opinion from audit following a sudden change in the accounting practice, the treatment of the portion returned in FY 14 remained as is.	2.3
Total audit risk requiring a swift response (excluding ▇▇▇▇▇)		35.7

• If FXNZ was included in the scope, there is a need to clear all audit risks, but if excluded from the scope, revisions to sections that cannot (will not) be handled are inevitable in the statutory report (around August), and as a result, will be reflected in FY 16 performance. (FXNZ is usually excluded from the scope from the point of view of scale and importance.).

• 4Q TR rate 82.85 / direct sport rate 74.7.

FUJI XEROX

("FXA/FXNZ Audit Risks and Countermeasures" dated February 18, 2016, page 10)

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(3) February 25, 2016 - Report to Mr. w, Executive Vice President, and Mr. y, Deputy President of FX and Order to Reduce Amount of Loss Disposal

Based on the instructions given when the report was made to Mr. w, Executive Vice President, on February 18, 2016, Mr. BB, General Manager of Corporate Finance Department of FX, Mr. CC, Senior General Manager of APO's Finance Department and Mr. T, APO FC, held a meeting and it was decided that Mr. T, APO FC, and Mr. GG of FX Corporate Finance Department would review risks as well as study opportunities for gains that would make up for the losses to be recognized (communications between Mr. T, APC FC and Mr. GG of FX Corporate Finance Department were reported to Mr. DD of FX Corporate Finance Department from Mr. GG).

After such reviews, "FXA/FXNZ Audit Risks and Countermeasures" (dated February 25, 2016) was prepared. On February 25, 2016, a second report to Mr. w, Executive Vice President, was made, followed by a report to Mr. y, Deputy President. In the February 25, 2016 document, as per instructions by Mr. w, Executive Vice President given at the first report, amounts that need to be recognized in each category were ranked in order of importance in relation to audit risk into red ('most important') and yellow ('important').

Mr. w, Executive Vice President, and Mr. y, Deputy President decided that only the items in red ('most important') for FXA and FXNZ be recognized in fiscal year ended March 2016 (FXA AU$17.9 million, FXNZ NZ$25 million (excludes the additional NZ$7.5 million in provisions for Counterparty 1; based on further instructions at the report meeting, the amount classified as red ('most important') for FXNZ was further cut by an additional NZ$2.4 million, from NZ$27.3 million of the loss charge amount to NZ$25 million). It was further agreed to use various gains (sale of the FXA warehouse (¥1.9 billion), sale of the FX-owned plant in Korea (¥900 million), change in consumables inventory valuation method at APO (¥800 million)) to offset the losses of ¥3.6 billion, which excludes additional reserves for Counterparty 1 (¥620 million). In the process of reaching decisions with regard to the sale of real estate to generate gains in order to offset these losses, it was confirmed numerous times that the book value of the properties to be sold were below ¥2 billion. The reason for this is that sale and purchase of real estate of ¥2 billion or more per property must be submitted to the board of directors (Criteria for Submissions to the Board of Directors, Article 1), which would necessitate an explanation to directors from FH and XC, the shareholders (sale of real estates below ¥2 billion per property is subject to an approval by the FX President).

Additionally, instructions were given about the tone of the material for reporting to the Chairman and President scheduled for the following day.

[Tentative English translation for information purpose only]

List of amounts requiring recognition at FXA (from the presentation given to Executive Vice President Mr. w and Deputy President Mr. y on February 25, 2016)

1-2. March 2016 Audit Risks *

Fuji Xerox Internal Use Only

❏ Following are matters thought to require handling before March 2016

Item	Details	Amount (A$ M)
Cost recording	PRIOR YEAR ▮▮▮▮▮ relates to profit improvement activity agreed in September 2014. Profit over balance of period not sufficient to support accruals to support the nature of the deal being altered by ▮▮▮▮	(6.3)
Cost recording	PRIOR YEAR ▮▮▮▮ relates to profit improvement activity agreed in March 2015. Deal originally approved by commercial was for contract extension with no unit movement. Final agreed position by ▮▮▮ altered to being new unit deal.	(0.4)
▮▮▮▮	PRIOR YEAR – In FY14 ▮▮▮▮▮ entered in to a contract with ▮▮▮▮ on an up front loss of the Impika and Rishiri units. The up front loss has been progressively brought down at $100k per month. Note this amount also includes the expected impairment of Impika inventory.	(2.0)
Excess recording of ▮▮▮ constructions in progress	PRIOR YEAR – Final 1H FY15 review of ▮▮ costs identified certain costs that should not have been able to be capitalised, eg training. The review has confirmed the costs to be adjusted need to be written back to the P&L.	(4.2)
FY 14 performance	Temporarily recorded on BS and P&L reflection avoided for expenses and costs	(4.0)
▮▮▮ software repeal	PRIOR YEAR – Dates back to FY12 and has not been impaired over multiple years. Software acquired by FXGS for a specific customer, ▮▮ however when ▮▮▮▮ altered scope FXGS did not have the appropriate contractual terms to bind ▮▮▮ to recoupe costs.	(1.4)
FY 15 performance adjustment	Temporarily recorded on BS and P&L reflection avoided for expenses and costs	(13.3)

17.9M

Treatment required during this period.

Treatment required, but can be deferred using quotation reversal (rolling) process. Impact from FY 16 onwards

Total audit risk (32.6)

("FXA/FXNZ Audit Risks and Countermeasures" dated February 25, 2016, page 3)

[Tentative English translation for information purpose only]

List of amounts requiring recognition at FXNZ (from the presentation given to Executive Vice President Mr. w and Deputy President Mr. y on February 25, 2016)

2-2. FXNZ FY-15 Annual Audit Risk Summary

Fuji Xerox Internal Use Only

(NZ$M)

Item	Details	Audit Risk	
		Most important	Important
Macro Adjustment (Performance adjustments)	• ☐ In order to show performance properly, adjustments are made through monthly settlement of accounts. Including filling in of vouchers without documentation or grounds, in addition to deferment of expenses and costs and acceleration of sales. • ☐ Previously, intentionally carried out based on ▮ guidance, but since ▮ left, only the practice of making adjustments has continued, and the adjustment amount is increasing while performance worsens. • ☐ At one time, there was consistency due to earning one-off profit before the end of the term, but under ▮ system, that initiative was lacking and now there are no measures.	23.6	
Excessive recording of deposited consumables (FY-14)	• ☐ Change in premise of recording deposited consumables as capital to set-off FY-14's macro adjustment, and earn profit. • ☐ Although this matter was not an audit discrepancy at the time of account settlement in FY-14, the auditor showed concern.		3.1
Under-reporting of allowance for doubtful debt	• ☐ In order to maintain performance in FY-15, in addition to the macro adjustment above, the allowance for doubtful debt without grounds was continually reduced, and at that time, there was a shortage of 6.7M.	2.5	4.2
Recording of estimates of sponsorship costs	• ☐ In educational institutions and the education industry, there is often the situation of providing discounts for event support costs, and the accounting practice saw the full amount of expenses recorded at the time of the agreement, and written down in line with the actual invoice. • ☐ In order to manage the FY-14 macro adjustment, the entire BS balance (already recorded as expenses) is refunded, and profits earned. • ☐ Although there was a return to the previous practice for new cases in FY-15 after receiving an opinion from audit following a sudden change in the accounting practice, the treatment of the portion returned in FY-14 remained as is.	1.3	1.0
		27.4	8.3
Total audit risk requiring a swift response (excluding ▮)		35.7	

* ☐ If FXNZ was included in the scope, there is a need to clear all audit risks, but if excluded from the scope, revisions to sections that cannot (will not) be handled are inevitable in the statutory report (around August), and as a result, will be reflected in FY-16 performance. (FXNZ is usually excluded from the scope from the point of view of scale and importance.)

* ☐ 4Q TR rate 82.85 / direct sport rate 74.7.

("FXA/FXNZ Audit Risks and Countermeasures" dated February 25, 2016, page 10)

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(4) February 26, 2016– Report to Chairman and President

On February 26, 2016, the day after the report to Mr. w, Executive Vice President, and Mr. y, Deputy President, a presentation was given to Mr. HH, FX Chairman and Mr. AA, FX President, based on "FXA/FXNZ Audit Risks and Countermeasures" that had been revised based on the instructions from the previous day's meeting and was now dated February 26, 2016, to explain the proposed charges for FXA and FXNZ for the fiscal year ended March 2016.

Based on the instructions given by Mr. w, Executive Vice President, and Mr. y, FX Deputy President on the previous day, the red and yellow color-coding was eliminated and it was decided that FXA would recognize AU$17.9 million, while FXNZ would recognize NZ$25 million plus NZ$7.5 million in additional bad debt reserves for Counterparty 1 (in the end, however, the additional provisions for Counterparty 1 was NZ$13.5 million due to a recommendation from the auditor). In addition, it was decided to sell FXA-owned warehouse (¥1.9 billion), sell the FX plant in Taiwan (¥900 million) and to change the consumables inventory valuation method at APO (¥800 million) in order to generate gains (totaling approximately ¥3.6 billion) to offset the losses (total of ¥4.6 billion).

[Tentative English translation for information purpose only]

List of amounts requiring recognition at FXA (from the presentation given to FX Chairman Mr. HH and FX President Mr. AA on February 26, 2016)

1. FXA Audit Risks at End of FY 15

❏ At FXA, estimates were not recorded for costs that were originally meant to be recognized as expenses (recording of P&L) during FY 14, for activities primarily in FY 14 (e.g., matters with extensive GS/PS business and IT investments), and there were items for which the recording of P&L was avoided in FY 14. (Because no actual cost has arisen, the audit of accounts for FY 14 was passed through.)

❏ It was established that actual costs arose at FXA in FY 15, and there was a total of A$17.9M (1.5 billion yen) of costs that would be an audit risk if not recorded as expenses (recording of P&L) at the end of FY 15.

Item	Details	Amount
No record of costs in matters with extensive GS/PS business	• ☐ No record of costs in GS matters ▮▮▮): Extension of agreement and recording of sales only, without installation of equipment, in September 2014. Evidence of commencement of installation of equipment in second half of FY 15, and recording of actual costs. Requires account treatment.	A$ 6.3M (500 million yen)
	• ☐ No record of costs in GS matters ▮▮▮ Execution of agreement and recording of sales only, without installation of equipment, at the end of FY 14. Evidence of commencement of installation of equipment in FY 15, and recording of actual costs. Requires account treatment.	A$ 1.4M (100 million yen)
	• ☐ No record of costs in PS matters ▮▮▮ Repeated occurrence of issues for customers that installed third-party equipment in FY 13 resulting in installation of Rishiri in FY 15. Those costs actually arose in FY 15 and require account treatment.	A$ 2.0M (200 million yen)
Excess recording of ▮▮ constructions in progress	• ☐ Of the ▮▮ constructions in progress invested in in FY 14, those with expenses that were originally unrelated were identified in the FY 15 ▮▮ asset investigation.	A$ 4.2M (400 million yen)
No record of special incentives at the end of FY 14	• ☐ No estimate recorded for term-end special incentives by MD at the end of FY 14. Identified in claim from SR in FY 15, but not recorded.	A$ 4.0M (300 million yen)
		Total A$17.9M (1.5 billion yen)

("FXA/FXNZ Audit Risks and Countermeasures" dated February 26, 2016, page 1)

List of amounts requiring recognition at FXNZ (from the presentation given to FX Chairman Mr. HH and FX President Mr. AA on February 26, 2016)

[Tentative English translation for information purpose only]

2. FXNZ Audit Risks at End of FY 15

Full items memo Use Only

❑ During preparation of accounts at FXNZ at the end of FY 15, there was a report on FY 15 audit risks by ▉ who assumed office in January as successor to ▉ the previous general manager of the Corporate Finance Department.

➤ → The balance of monthly macro adjustments (performance adjustments) was identified as a total of NZ$25M (2.1 billion yen) following the replacement of the general manager of the Corporate Finance Department. The new general manager of the Corporate Finance Department reported that he could not carry out account treatment in FY 15 through his own efforts.

➤ → The risk of bankruptcy of large PS customer ▉ increasing, and additional allowance for doubtful debt required.

Item	Details	Amount
Macro Adj. (Performance adjustments)	• The replacement of general manager of the Corporate Finance Department revealed the adjustment of monthly performance in vouchers, etc. to postpone expenses and costs that originally arose in the monthly accounts.	NZ$ 21.2M (1.8 billion yen)
Account treatment items of concern by the audit firm	• Account treatment items of concern by the audit firm in FY 14 accounts audit, in addition to the above performance adjustments ➤ Need for suitable treatment of under-reporting of allowance for doubtful debt (2.5M) and removal of records of estimates of sponsorship costs for training (1.3M).	NZ$ 3.8M (300 million yen)

Subtotal NZ$25M (2.1 billion yen)

Additional allowance for doubtful debt for ▉	• The risk of bankruptcy of large PS customer ▉ increasing, and treatment of doubtful debt allowance required through additional long-term receivables for Counterparty 1 in FY 15.	NZ$ 7.5M (600 million yen)

Total NZ$32.5M (2.7 billion yen)

("FXA/FXNZ Audit Risks and Countermeasures" dated February 26, 2016, page 2)

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(5) Remaining Macro Adjustments

After the events described in (4) above, it was decided that only NZ$32.5 million in adjustments would be recognized for FXNZ for the fiscal year ended March 2016 (NZ$25 million excluding the additional provisions for Counterparty 1, NZ$7.5 million in additional provisions for Counterparty 1). Based on a review by the audit firm, however, FXNZ eventually booked NZ$13.5 million in additional provisions for Counterparty 1.

In addition, based on the findings of the audit firm, FXNZ had to prioritize the booking of other bad debt reserves other than for Counterparty 1 as well as reserves against inventory write-downs. As a result, FXNZ was unable to fully dispose of the NZ$21.2 million of outstanding Macro Adjustments, with some Macro Adjustments staying on the books. This was largely because the loss disposals of NZ$25 million (excluding the NZ$7.5 million in provisions for Counterparty 1) had been determined to be executed based on the amounts that had been expected to be offset by the various gains noted above. Of this NZ$25 million, Mr. T, APO FC, and Mr. K, FXNZ CFO, had decided on the priority list for the disposals.

In a handover of duties as a result of personnel change, Mr. T, APO FC, in late December 2016 explained in an email to Mr. II, who was to be APO FC Mr. T's successor, about the K's Report and he noted that not all of the Macro Adjustments had been recognized. No evidence has been found that sufficiently show that anyone other than these staff knew that there were Macro Adjustments still remaining even after the closing of the fiscal year ended March 2016.

In the email referred to above, there are statements that suggest the involvement of FX Corporate Finance Department:

"*This is a result of prioritizing matters that were noted in the audit at the March closing (bad debt reserves and inventory reserve, i.e., so-called classic items), which led to recognition with different priorities within a given fund.*

What could not be recognized was costs. This was scattered among explainable transactions and we made it through the audit.

Due to K's activities towards soundness, ORS estimate has declined dramatically, which is making it almost impossible to hide all those items that were scattered (see third file).

The underlined parts were done in communication with Mr. GG's team, but I don't know how much and in what way he's told Mr. BB.

This matter has undoubtedly not been reported to management, and the term "Macro Adjustment" itself needs to be kept from leaking outside the company.

In an interview with Mr. GG of FX Corporate Finance Department about the Macro Adjustment remaining, although he knew of the existence of the Macro Adjustments when the

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fiscal year ended March 2016 was closed, he believed that they had all been recognized in that fiscal year. In the interview with Mr. DD of FX Corporate Finance Department also, we could not extract a statement indicating he was aware that Macro Adjustments remained.

(6) Review by Singapore Law Firm

After the events described in (4) above, at the same time as the countermeasures for audit risks for the fiscal year ended March 2016 was decided on February 26, 2016, it was decided to investigate the background of the large losses at FXA and FXNZ at the intention of Mr. y, FX Deputy President.

For the investigation, Mr. y, FX Deputy President and Mr. w, FX Executive Vice President, instructed to have the investigation be conducted by a third party, to do an investigation focused on the current issues such as the Macro Adjustments rather than a general investigation, and to identify whether they were made through an extension of routine processes or by something pernicious. They said that they will consider human resources proposals including disciplinary action in the future at FXA and FXNZ based on the results of the investigation.

It was decided that APO Legal Department would find a law firm who can handle such an investigation, and APO Legal Department decided to hire a Singaporean law firm (Law Firm 1) reputed to be competent in this type of matter. It appears that although Mr. y, FX Deputy President, had intended to have either an audit firm or a law firm do the investigation, it had been decided on a law firm partly due to the fact that the due date for the report was the end of March 2016. However, there is no clarity as to the reason why an audit firm was not chosen.

On March 11, 2016, Mr. JJ of APO Legal Department and Mr. T, APO FC met with attorneys Mr. KK and others from the law firm and gave a briefing. At the meeting, four items (the Macro Adjustments, unposted bad debt reserves for clients other than Counterparty 1, deferred sponsorship costs, and bad debt reserves for Counterparty 1) in which involvement, etc. by the FXNZ management were identified as the scope of the investigation, and a request was delivered to conduct the investigation objectively and impartially. According to Mr. KK, the investigation he was requested to do was not an accounting audit, but an investigation into facts and causes of the problems, such as why these problems occurred and when and who were behind the problems. In addition, a due date for a report was designated as March 31, 2016 in time for a meeting in Tokyo in early April 2016.

Mr. KK, et al interviewed three subjects in Australia, and then twelve in New Zealand. Interview subjects were designated by APO and, prior to the interviews, no documents other than documents outlining general matters were provided to the attorneys. At the interviews, Mr. JJ of APO Legal Department, APO FC Mr. T, Mr. LL of FX Internal Audit and Analysis Department, and Mr. MM of FX Corporate Finance Department were in attendance. A report by

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[Tentative English translation for information purpose only]

the Singaporean attorneys was presented to APO on March 29, 2016. Although a draft of the report had been provided in advance, no changes or modifications to its content were requested.

The report by Law Firm 1 identified the Macro Adjustments as being the result of FXNZ's overly aggressive accounting treatment, which was caused by the sales-centric mindset fostered by Mr. A, and concludes that the understating of bad debt reserves resulted from FXNZ's sales-first philosophy and the promotion of and pressuring by Mr. A to continue transactions, and that the deferral of sponsorship costs was partly caused by the culture of relentless focus on sales, etc. Although MSAs were outside the scope of the law firm's review, the report included comments from the interviews discussing the inflated Target Volumes for MSAs and over-stated revenue. The report further noted comments from staff stating that the 'sales-centric' culture was due not only to Mr. A, but in part to pressure from APO to meet difficult performance targets.

The results of this investigation were reported to Mr. HH, FX Chairman, and Mr. AA, FX President, in a document titled "Results of Investigation through Interviews by Outside Attorneys into the FXA/FXNZ Problem" (dated April 18, 2016), but risks associated with FXNZ were not fully conveyed, instead emphasizing that the financial statements for the fiscal year ended March 2016 were prepared properly

(7) Resignation of Mr. A

On March 31, 2016, in the office of Deputy President Mr. y, Mr. w, Executive Vice President and others discussed the report from the Singapore law firm and measures to deal with the issues raised in the report. Mr. y, Deputy President voiced the opinion that Mr. A should be dismissed from his position as a way to bring an end to the issue of responsible party. It was decided that the final decision would be made on April 18, 2016 with the Chairman and the President in attendance.

Based on this, Mr. R, APO Executive General Manager, instructed Mr. JJ of APO Legal Department to consider two scenarios under which Mr. A was asked to resign or a disciplinary dismissal was ordered, and instructed Mr. NN of APO HR to investigate whether Mr. A had actually used company funds for personal expenses.

According to the investigation by Mr. NN of APO HR (dated August 8, 2016), between June 2015 to April 2016, payments were made for private trips taken by Mr. A and his family members that the company paid for (A$43,704) and for meals by Mr. A and former FXNZ members that the company paid for (A$50,132, or A$4,557 as a monthly average). Furthermore, it was found, among other things, that some FXA sales employees that Mr. A brought with him from New Zealand were being extremely well compensated.

Mr. R, APO Executive General Manager, noted to and asked for explanations from Mr. A

[Tentative English translation for information purpose only]

about numerous MSAs found to have no minimum payment, forced delivery of products to Counterparty 1, some sales employees receiving very high commissions, etc., but Mr. A denied his own responsibility. As Mr. R, APO Executive General Manager, worked towards dismissing Mr. A, Mr. w, FX Executive Vice President told Mr. R, APO Executive General Manager, that he was against firing Mr. A and that having Mr. A stop personal use of company's expense and some disciplinary action would be enough. In interviews, Mr. w, FX Executive Vice President stated that he never opposed dismissing Mr. A.

The results of the investigation by the Singapore attorneys were reported to Mr. HH, FX Chairman, Mr. AA, FX President, Mr. y, FX Deputy President and Mr. w, FX Executive Vice President on April 18, 2016, and the decision was made to relieve Mr. A of his duties.

APO studied how to proceed with the dismissal, and upon advice from a law firm that, among other things, it would be difficult to relieve the MD of FXA due to circumstances while he was at FXNZ under Australian law, that Mr. A may work for a competitor or start his own company and steal customers, and that a suit may be filed and the dispute could last for a long time, a resignation upon agreement was chosen rather than a dismissal.

On May 16, 2016, Mr. R, APO Executive General Manager, Mr. NN of APO HR and others paid a visit to Mr. A with an attorney. Upon being recommended to leave his position, he broadly agreed. Subsequently, a negotiation on the condition of his leaving commenced with the attorney's participation and an agreement to leave the firm was reached on May 23, 2016 with Mr. A. Conditions for his leaving specifically included the payment of full salary and severance payment etc. that he would have received had he stayed with the company for his two-year appointment (AU$1,031,457.62; approx. ¥88 million). Severance payment was to be paid in installments over one year to enforce the conditions in the resignation agreement, such as restrictions on working for competitors, etc.

7. May 2016 - Internal Audit and Analysis Department Review

(1) Mr. AA, President of FX instructs Audit

Mr. AA, FX President, though that a full picture of the problems at FXNZ was not provided no matter how much time passed and instructed FX Internal Audit and Analysis Department to work with FX's Corporate Finance Department to conduct an on-site audit of FXNZ in order to prevent a recurrence of similar events in fiscal year ended March 2016. Based on this, the Internal Audit and Analysis Department decided to conduct the audit of FXNZ on May 23 to 27, 2016. It was decided that Mr. LL of the FX Internal Audit and Analysis Department, Mr. OO of FX Internal Audit and Analysis Department, Mr. DD of FX Corporate Finance Department, Ms. x of APO Internal Audit Department, and APO FC Mr. T would participate in the audit.

[Tentative English translation for information purpose only]

(2) Limiting the Scope of the Audit

Mr. w, Executive Vice President, asked Mr. BB, General Manager of FX's Corporate Finance Department to ensure that the audit did not disrupt Accounting, which was in the process of preparing results for the fiscal year ended March 2016. As a result, FX's Corporate Finance Department and FX's Internal Audit and Analysis Department agreed to exclude previous years from the scope of the audit and instead investigate the status of lease agreements and what improvements were being made since the fourth quarter of FY2015 after Mr. K took his post as FXNZ CFO.

The audit was conducted in New Zealand on May 23 to 27, 2015. In one situation when Mr. OO of FX Internal Audit and Analysis Department began to ask for past documents in his investigations, APO FC Mr. T requested that Mr. OO conduct the audit within the scope of the audit.

In an email dated April 27, 2016 from Mr. CC, Senior General Manager of APO's Finance Department to Mr. BB, General Manager of Corporate Finance Department of FX, a following statement about conducting the audit was made:

> *"I wonder if this matter is done with the knowledge of the Corporate Finance Department of the Head Office or Mr. w, Executive Vice President. Or, is this something that the Internal Audit and Analysis Department doing on its own? To be frank, if we were to start looking into contracts dating back to the time of the former President Mr. A and former CFO Mr. B, there will be problems. That's why things were put to stop last October and now we're trying to get rid of the responsible parties. I am confused as to the reason and the background for once again auditing NZ at this time and therefore struggling to handle the situation."*

Given what was noted by APO to the FX Corporate Finance Department, because problems would be uncovered if contracts from previous years were audited, it is possible that it was the intention of Mr. w, Executive Vice President, and Mr. BB, General Manager of FX's Corporate Finance Department to have FX Corporate Finance Department ask FX Internal Audit and Analysis to exclude previous years from the scope of the audit.

(3) Audit Findings

The audit results showed, based on an audit sampling since 4Q FY2015, that improvements were being made, such as contracts properly having minimum payment clauses, rational Target Volumes being set when contracts are renewed, etc. However, given that the improvement had only just started, it was agreed that a follow-up review would be conducted in six months and this was reported to FX President Mr. AA.

[Tentative English translation for information purpose only]

According to an interview with Mr. PP, FX Corporate Auditor, he had been informed by the FX Corporate Finance Department that approximately NZ$38 million would be recognized as reserves for the fiscal year ended March 2016 at FXNZ, but he does not recall being informed about MSAs. He was only informed, though when he was informed is unclear, by APO FC Mr. T that MSAs were discontinued because 60 to 70% of them failed to meet the Target Volume, and he states that he was unaware of accounting risks.

8. FXNZ Restructuring –'Legacy Losses NZ$70 Million'

(1) July 22, 2016 – Private Meeting

On July 22, 2016, FX's President Mr. AA, Deputy President Mr. y, Executive Vice President Mr. w, Mr. BB, General Manager of FX's Corporate Finance Department, Mr. R, APO Executive General Manager and Mr. CC, Senior General Manager of APO's Finance Department met privately to discuss a restructuring plan for FXNZ.

On the direction of the restructuring, APO reported about trying to turn profitable in FY2017 through strengthening sales structure and reduction of fixed costs at FXNZ.

At the meeting, the following instructions were given: rather than focusing on restructuring, it should present a revitalization scenario for FXNZ as a whole, including strengthening the sales structure; and rather than a large-scale restructuring that could lead to a downward spiral and reputation risk, it should be restricted to mild measures such as reassigning job categories for indirect employees. FX President Mr. AA gave instructions that the members consider why FXNZ ended up with significant losses, what the contributing factors were, whether FXNZ can be revitalized despite such situations, and what measures and path the restructuring should take.

Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO's Finance Department, along with Mr. T, APO FC, again studied ways for the restructuring based on the instructions given in the private meeting on July 22, 2016. Based on an analysis of contract data regarding historical MSAs (the primary factor behind the major losses at FXNZ), future losses due to MSAs were calculated to be NZ$70 million.

(2) August 23, 2016 – Report to Mr. w, Executive Vice President, and Mr. y, Deputy President

After further deliberations, Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO's Finance Department prepared a restructuring plan for FXNZ and presented it to Mr. w, Executive Vice President, w and Mr. y, Deputy President on August 23, 2016.

The report noted that FXNZ faced 'legacy losses' of NZ$70 million from previous MSAs, which comprised ORS accruals recognized upfront as revenue (ORS with backdated posting

[Tentative English translation for information purpose only]

due to aggressive MSA management in the past), unrecoverable lease receivables (situations with MSAs where the actual volume is lower than the Target Volume, resulting in a delay in collecting lease receivables) and bad debt risk (concern over collectability due to customer's worsening financial condition as a result of sales-centric operations in the past).

Legacy losses: NZ$70 million

(From the report to Mr. y, FX Deputy President, on August 23, 2016. The slide is also contained in the document used to report to Mr. w, FX Executive Vice President.)

5. Summary of negative assets in MSA
Fuji Xerox Confidential
❑ Negative assets from past aggressive MSA investments → Impact on future operations
✓ Accelerated recording of ORS
• ORS recognized upfront as revenue due to past aggressive MSA investments
✓ Unrecoverable lease receivables
• In the MSA for GA customer (PSB) and matter regarding large company FXGS, the actual volume was less than the target volume, and as a result, there were cases of delayed recovery of lease receivables.
✓ Bad debt risk focused on GA customer
• GA customer's financial situation established in operations with overestimation of past sales is deteriorating, and the risk of concerns regarding collection is being realized. At present, although nothing has been indicated in the audit, because individual transaction amounts are large, there is a great risk if customers fall under VA (Corporate Rehabilitation Act) or bankruptcy adjustments.
Future impact
NZ$70M
(As of July 2016)
❑ Risk regarding [redacted]
✓ At present, the remaining risk is NZ$11M (21M allowance for doubtful debt in preceding period)
• Although the increase in accounts receivable has been suspended with paper supply being settled in cash since December 2015, there was no excessive decrease. (The amount of accounts receivable claimed as of the end of July 2016 was NZ$27M, and decreased 0.3M over the previous six months.)
• Unless there is a decrease on a scale of 10M in accounts receivable, an additional allowance is required in the March 2017 settlement of accounts. (Additional allowance not required in the September 2016 settlement of accounts.)
• If [redacted] itself is subject to VA or bankruptcy, a risk will arise. The risk of bankruptcy has potentially increased due to the sale of [redacted] business department that brought in profits
Risk to March 2017
NZ$11M

(From: "About FXNZ" dated August 24, 2016, a document for confirmation by FX Deputy President Mr. y[6])

(3) August 25, 2016 – Report to FX President Mr. AA

Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO's Finance Department reported the FXNZ reconstruction plan based on a material modified per instructions from Mr. y, FX Deputy President to Mr. AA, FX President, on August 25, 2016. In

[6] The date on the document is August 24, 2016, but the report was given on August 23, 2016.

[Tentative English translation for information purpose only]

this material, the slide showing the legacy losses from the MSAs as NZ$70 million and the breakdown under paragraph (2) above was deleted per instruction from Mr. y, FX Deputy President, but FX President Mr. AA was explained verbally that FXNZ faced future losses of NZ$70 million due to the previous MSAs.

(4) Awareness of the NZ$70 million in Legacy Losses

As of August 2016, Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO's Finance Department, were both clearly aware that FXNZ faced future losses of NZ$70 million due to the previous MSAs. However, while both were aware of this legacy debt as a business risk, the evidence does not support a finding that they were aware of the need for loss-recognizing accounting treatment, particularly given their respective backgrounds (Mr. R has a background in sales; Mr. CC was the Senior General Manager of APO's Finance Department but his background was in planning and he had limited accounting knowledge). The same can be said for Mr. AA, FX President.

On the other hand, Mr. y, FX Deputy President and Mr. w, FX Executive Vice President possessed ample accounting knowledge and were also shown the breakdown of the legacy of losses. It is therefore supposed that they were aware that loss recognition may be required. On this point, My. y, FX Deputy President, said in out interview that while he was aware as of August 2016 that there was NZ$70 million in backdated posting from the past, this was returned to further review at his instruction to review the amount once again, and that because it was being reviewed, he did not report to the audit firm for the audit process for the fiscal year ended March 2017.

9. NBR Report, Investigation by SFO

(1) National Business Review Special Investigation: *What's been going on inside Fuji Xerox?*

FXNZ's financial statements became publicly available on the website of New Zealand's Companies Office (a government agency that provides a publicly available electronic register for corporate financial statements and other statutory corporate information) on September 7, 2016. The following day (September 8, 2016), National Business Review (NBR; widely regarded as New Zealand's leading business newspaper) and other media outlets reported on FXNZ, including that it posted losses of around NZ$51 million.

On September 16, 2016, NBR published a special six-page article with subheadings, "What's been going on inside Fuji Xerox?" "Japanese owners wanted 'more, more, more'", etc.

160

[Tentative English translation for information purpose only]


Special Investigation
What's been going on inside Fuji Xerox?
Japanese owners wanted 'more, more, more'
What's been going on inside Fuji Xerox?

The NBR article stated, according to former employees; FXNZ had been improperly posting revenue over several years; a contract format called Managed Services Agreement was introduced, with which the output was overestimated in some cases and customers enjoyed low prices; Mr. A's predecessor was highly regarded, but he was exhausted with the extremely high targets set by Japan; Mr. A was overwhelmed by the pressure, too, and it was just the Japanese work style to demand "more, more, more"; Mr. A was a good leader, but no management was accomplished; the downhill slide has just begun, etc.

(2) Companies Office, Serious Fraud Office (SFO) Announce Investigations

On September 26, 2016, Companies Office contacted FXNZ regarding the content of the NBR report. FXNZ was asked questions about reasons for the decline in sales and whether there were backdated posting of sales and was also asked to submit the opinion letters from the audit firms obtained since 2009 regarding the MSAs. On September 29, 2016, FXNZ responded that there had been no inappropriate early recognition of revenue, and FXNZ submitted the 2009 opinion letters from the audit firms regarding MSAs.

On September 29, New Zealand's Serious Fraud Office (SFO; a department of the New Zealand Police) also contacted FXNZ. FXNZ received a compulsory request of production of materials and turned over materials, including the above-noted 2009 opinion letters regarding MSAs to the SFO.

In responding to such requests, on September 30, 2016, APO FC Mr. T sent to the FX Corporate Finance Department the 2009 opinion letters from the audit firms regarding MSAs (it was sent to Mr. GG of the FX Corporate Finance Department, which was then forwarded to Mr. DD of the same Department with a note to pay attention to comments by APO FC Mr. T). In the email[7], APO FC Mr. T makes the following comments: "This was written based on a check of

[7] Quotes are as they appear in the source.

[Tentative English translation for information purpose only]

the standard template, so it is basically general in nature," "This may be effective in terms of external justification, but if Accounting Firm 1 and Accounting Firm 2 had any doubts about this, their expected response would be to confirm whether actual contracts were following the conditions as indicated in the opinion letters," "In the actual contracts, many of them list conditions that are advantageous to the customer in the summary section, and there's a risk that some may not meet the conditions for lease accounting," "Consequently, I personally feel that it would be better to avoid showing this to Accounting Firm 2 and Accounting Firm 2 as much as possible," and "I think we could be tripped up if, although unlikely, they decide to take actions to protect themselves based on this." He also urges caution in the handling of the opinion letters.

The SFO subsequently announced on December 21, 2016 that it had completed its investigation into FXNZ.

(3) Questions from Accounting Auditor and Response Scenarios

On October 4, 2016, Accounting Firm 2, the accounting auditor, upon learning of the NBR article, contacted FX to say that it needed to ask questions to confirm facts and for an explanation about the situation over the recent FXNZ media reports, due to a scheduled interview with the accounting auditor scheduled for October 7. On October 5, Mr. y, FX Deputy President, Mr. w, FX Executive Vice President, Mr. BB, General Manager of Corporate Finance Department of FX, Mr. z, General Manager of FX Legal Department, Mr. R, APO Executive General Manager, and Mr. CC, Senior General Manager of APO's Finance Department held a discussion on how to answer the questions related to Accounting Firm 2's interview.

Mr. w, FX Executive Vice President, after prefacing that no questions from the media would be answered, instructed to say to Accounting Firm 2 that there were in fact whistleblowing emails, they were assumed to have been sent by people who had been laid off, FX did check twice, there were some grey area issues that were subsequently stopped, the results for the fiscal year ended March 2016 had been approved by the accounting   auditor, and that there were no other issues. Mr. y, Deputy President, further instructed to say that the audit firm is being consulted as to how revenue should be recognized, there is nothing inappropriate, the audit was passed, and that accounting opinion letters had been obtained from Accounting Firm 1-2 and Accounting Firm 2-2.

In an interview conducted on October 5, 2016 by Accounting Firm 2, Mr. z, General Manager of FX's Legal Department followed the predetermined scenario and answered that, among other things, there had been no inappropriate accounting or over-stated revenue such as had been indicated in the NBR report, an accounting firm in 2009 had expressed an opinion that capital lease treatment for the contracts were reasonable, there were no whistleblowing in the

[Tentative English translation for information purpose only]

past but there were whistleblowing emails in July 2015, NBR's article is groundless and was based merely on rumor or gossip, and therefore the company had no plans to do anything in response to the article.

Both Mr. y, Deputy President, and Mr. w, Executive Vice President, were aware that FXNZ had over-stated revenue. They decided on the above scenario and gave the above instructions despite knowing that the responses they instructed were untrue.

Mr. w, Executive Vice President, admitted in his interview that he knew that the answer scenario to say that revenue had not been over-stated, etc. was contradictory to the facts, but denied that he understood it as an "accounting irregularity." According to Mr. w, even if revenue was over-stated, it would not be an improper accounting regardless of the cause as long as reserves were recognized, the amount was insignificant and the duration was not so long that it lasted over many fiscal years. Further, Mr. y, Deputy President, stated that he remembered only the report on August 19, 2015 stating that "there were no problems, but there was one out of 10 that seemed suspicious," and therefore instructed to answer accordingly.

(4) Questions from Investor and Response Scenarios

On October 11, a research company and a UK-based investor contacted FH regarding the FXNZ media reports. Subsequently, on October 17, Mr. y, Deputy President, and Mr. w, Executive Vice President, again discussed how to respond to questions from the media and investors regarding FXNZ and agreed to respond by saying that they believe the media reports indicating accounting irregularities were not factual, the decline in performance is partly due to the decline in the market environment, and that FX Head Office was providing full financial support to FXNZ. This was communicated to FH, and FH responded to the research company and the investor accordingly.

10. December 2016 - Internal Audit and Analysis Department Follow-Up Audit of FXNZ

(1) October 28, 2016 - FX President Mr. AA regular meeting with Internal Audit and Analysis Department

The news reports about FXNZ and the damage being caused by rumors were reported at the regular meeting between FX President Mr. AA and the Internal Audit and Analysis Department held on October 28, 2016, and according to the minutes of the Internal Audit and Analysis Department, FX President Mr. AA voiced the following opinions.

- *"Looking at the responses by APO and the FX Corporate Finance Department, they are extremely similar to Toshiba's response. Toshiba also said at the outset that there were no problems because they had gone through an audit firm, but once they were investigated thoroughly all manner of things came out. Everyone from Mr. R, Mr. w, to the Corporate*

163

[Tentative English translation for information purpose only]

Finance Department is trying to put a lid on this by saying that there's no problem. That is why I have told that the Internal Audit and Analysis Department should look into this."

- *"People involved in a problem conceal the problem. Mr. R says there's no problem. The Corporate Finance Department says there is no problem. Mr. w says there's no problem. They tell me that it's a complicated issue and so I might not understand, but there's no problem. Mr. y says the same thing. That causes doubt. I therefore spoke with the Chairman, and I told him that this is bad. I also reported to the shareholders."*

- *"We should tell the truth. This is the second time. Despite the fact that we should have looked into this properly and handled it the first time, we shut it down by saying that there was no problem, and as a result this has happened the second time, leading to the current situation. We should have revealed this at that time. We should have said that there was a problem but we acted immediately to correct it. FX does not properly manage risk."*

- *"Audits must be conducted under the assumption that people are fundamentally evil; they should not be seen as fundamentally good."*

(2) November 8, 2016 – FX Deputy President Mr. y Regular Meeting with Internal Audit and Analysis Department

According to an email report regarding the regular meeting between Mr. y Deputy President of FX and the Internal Audit and Analysis Department held on November 8, 2016, FX Deputy President Mr. y stated the following in regard to FXNZ.

- *"It should be checked, but there were no irregularities (in accounting)."*
- *"The accounting treatments were approved by the audit firm."*
- *"There were no irregularities, so I want to take a strong position. Ultimately, I am prepared to sue NBR over the damage from rumors."*
- *"I want the Internal Audit and Analysis Department to look at this impartially, not from the viewpoint that there are irregularities."*
- *"I think that FXNZ, both management and employees, must be uneasy about this, including the damage from rumors, and they are doing their best while they are being hounded. It is not advisable for the follow-up audit to also hunt down (irregularities). FX should protect FXNZ."*

(3) December 2016 - Internal Audit and Analysis Department Follow-Up Audit of FXNZ

The Internal Audit and Analysis Department carried out an audit of FXNZ from December 13 to 16, 2016 as a follow-up to the May 2016 audit. Mr. OO of FX's Internal Audit and Analysis Department, Mr. QQ of FX's Internal Audit and Analysis Department, and Mr. DD of FX's Corporate Finance Department participated as auditors, and they were supported by Mr. T, APO FC, and by Mr. II, who had been decided on as Mr. T's successor. The subject of the audit was

164

[Tentative English translation for information purpose only]

the confirmation of the findings from the May 2016 audit of FXNZ (e.g., the confirmation of the revision status of contracts that was pointed out, the status of conversion from the MSA to new contracts, and the reconfirmation of improvements in sales recognition), the confirmation of the matters found by the APO's internal audit in 2009, and the confirmation of the status of damage from rumors based on news reports by NBR and elsewhere.

On December 6, 2016, FX's Internal Audit and Analysis Department received nine items for which FH's Internal Audit Division requested action or confirmation regarding the FXNZ matter, and it was necessary for the Internal Audit and Analysis Department to also do a retrospective investigation in order to answer them. FX President Mr. AA also agreed to a retrospective investigation.

Then, on December 13, 2016, Mr. RR, General Manager of FX's Internal Audit and Analysis Department instructed Mr. OO of FX's Internal Audit and Analysis Department, who was leaving to conduct the audit, via e-mail saying that SFO, Accounting Firm 2 and FH are investigating the Matter and he did not think they would end it in a convenient place, that he thought it would be better for them to settle the matter themselves before SFO, Accounting Firm 2, and FH said that there were irregularities, and that focusing on Counterparty 1 would be good to settle the matter, so he should obtain as much evidence as possible.

According to Mr. OO of FX's Internal Audit and Analysis Department, they were questioned by APO about going outside the scope when the audit initially touched on the investigation of past contracts and Counterparty 1, which had not been originally included in the scope of the audit, but ultimately they were able to complete the audit with no difficulties because Mr. R, Executive General Manager of APO and Mr. RR, General Manager of FX's Internal Audit and Analysis Department talked and reached a shared understanding.

(4) Report on Findings of Follow-Up Audit "FX is an independent company"

A meeting was held on December 21, 2016 to share the preliminary results of the FXNZ follow-up audit with Mr. y, Deputy President of FX, and Mr. OO of FX's Internal Audit and Analysis Department and Mr. DD of FX's Corporate Finance Department reported the results of the audit.

The report indicated overall that the situation at FXNZ was improving, despite problems such as omissions in contracts and insufficient aspects of internal document management, the possibility that insufficient provisions for long-term receivables could be found, and decision-making relying on individuals. They also reported that SFO had given notice of the end of its investigation.

Next, the Internal Audit and Analysis Department discussed the answers to questions from the Internal Audit Division of FH. In response to the proposed answers, Deputy President Mr.

165

[Tentative English translation for information purpose only]

y commented that:

"Who at FH is asking about such minor things in the first place?"

"Explaining is fine, but it's okay if you answer by giving your conclusion and saying that there were no irregularities."

"FX is an independent company."

"There is no need to answer line-by-line."

"You can say that I'm saying this."

"SFO says that there are no irregularities."

Deputy President Mr. y instructed that, since the Matter is a problem at the level of FH's management and FX's management, there was no need for FX's Internal Audit and Analysis Department to send responses to the Internal Audit Division of FH.

On December 22, 2016, Mr. RR, General Manager of FX's Internal Audit and Analysis Department told Mr. SS, General Manager of FH's Internal Audit Division that he had been instructed by Deputy President Mr. y that FX's Internal Audit and Analysis Department could not answer FH's questions.

(5) Report to President of FX

On December 27, 2016, the Internal Audit and Analysis Department of FX made a report to FX President Mr. AA about the receipt of the notice from SFO that their investigation had ended, the background of the Counterparty 1 matter, and an overview of the follow-up audit of FXNZ conducted earlier that month. However, FX President Mr. AA was not satisfied with the Internal Audit and Analysis Department's report, saying, among other things, that too many facts about Counterparty 1 were unclear, and he instructed further investigation.

Mr. DD of FX's Corporate Finance Department, who had been tasked with investigating further, expressed the following sentiments to Mr. T, APO FC, and Mr. II, who had been decided on as Mr. T's successor, in an e-mail requesting their cooperation on December 29, 2016.

"I am worried because the nuances of the responses of the Executive Vice President/Deputy President and the President are fundamentally different in certain respects. The Internal Audit and Analysis Department is under the direct supervision of the President, so I am also in a dilemma in that respect."

"I intend to put everything on the line if it looks like this is moving in a strange direction (I don't mean that I would burn my bridges, but I do mean that I want both sides to understand. My feeling is that I want to leave a proper company for the next generation), and I would appreciate your understanding and cooperation on that point by all means."

[Tentative English translation for information purpose only]

11. Developments since January 2017

(1) January 2017

(i) The FX's Internal Audit and Analysis Department made the following report to FX President Mr. AA on January 12, 2017. However, FX President Mr. AA once again ordered FX's Internal Audit and Analysis Department to further investigate not only the Counterparty 1 case, but also to further investigate the MSA contract status analysis, and the circumstances of Mr. A's resignation.

(a) With regard to the Counterparty 1 case, it is highly likely that FXNZ's management at the time aggressively pushed the case in order to obtain revenue, while being aware of Counterparty 1's credit uncertainty at the time.

(b) Counterparty 1 is in a state where it would immediately go bankrupt if FXNZ stopped doing business with it.

(c) The on-site investigation by Accounting Firm 2 is ongoing, and not only is it possible that additional provisions will be required, it is also possible that it would lead to restatements due to "irregularities."

(ii) In our interviews with FX's Internal Audit and Analysis Department staff, we obtained testimony that Mr. w, Executive Vice President of FX had made the following statements to the Internal Audit and Analysis Department

(a) January 20, 2017

When FX's Internal Audit and Analysis Department staff reported to Mr. w, Executive Vice President on the situation after the audit in December 2016, he told them:

"We are trying to achieve a soft landing so do not rock the boat. We need to think of a way to conclude this Matter or we risk getting the audit division involved and losing the trust of FX management."

(b) February 20, 2017

When FX's Internal Audit and Analysis Department staff tried to report on the FXNZ matter to Mr. TT, General Manager of FX's General Affairs Department, Mr.w told them:

"I am handling the numbers myself with Corporate Finance, so don't make too many moves."

(c) March 10, 2017

[Tentative English translation for information purpose only]

Mentioning the report by FX's Internal Audit and Analysis Department staff at the corporate auditor committee on March 7, 2017, he told them:

"The Internal Audit and Analysis Department staff are on an executive side, so reporting those types of cases will be a betrayal of management."

Furthermore, according to Mr. w, Executive Vice President of FX, the intention behind these statements was that he was concerned about information becoming mixed up at the stage when the numbers were not fixed.

(iii) On January 25, the FX's Internal Audit and Analysis Department once again reported as follows to FX President Mr. AA to discuss the points that FX President Mr. AA had requested be investigated.

(a) Counterparty 1's current and future status requires continuous monitoring.

(b) Accounts receivable collection had been delayed for 551 of the 890 subject MSAs, and based on that rate of non-collection, the maximum non-collection risk is about NZ $25 million.

(c) With regard to Mr. A, APO had treated him as a dismissal, but in order to avoid litigation and other risks, he was treated to resign for personal reasons with a severance payment.

In response, FX President Mr. AA instructed the FX's Internal Audit and Analysis Department to directly confirm the situation regarding the Counterparty 1 matter, the MSA status analysis, and the circumstances of Mr. A's resignation with APO.

(iv) After receiving the aforementioned instructions from the President, the FX's Internal Audit and Analysis Department confirmed the following matters with APO and reported this information to FX President Mr. AA on January 27, 2017 as follows.

(a) The handling of Mr. A was decided by Mr. R, Executive General Manager of APO and Mr. w, Executive Vice President of FX in consultation with one another. They requested Mr. A's resignation because they obtained an opinion from attorneys at the time that it would be difficult to have him take responsibility for past problems.

(b) The Counterparty 1 matter is being examined both by FX's Corporate Finance Department and Mr. w, Executive Vice President, and at APO.

(c) With regard to the remaining MSA risk, the risk calculated by FX's Internal Audit and Analysis Department (maximum non-collection risk is about NZ $25 million) is the same as APO's understanding.

[Tentative English translation for information purpose only]

(2) February 2017

On or around February 15, 2017, a notification was received from Accounting Firm 2 stating that the accounting risk (losses) related to the Matter for FXNZ was approximately ¥13.3bn. Mr. UU, General Manager of the Corporate Planning Division at FH shared this information with Mr. VV, Chairman of FH and Mr. WW, President of FH.

(3) March 2017

(i) On March 1, 2017, the Internal Audit and Analysis Department of FX reported as follows to FX President Mr. AA that Accounting Firm 2-2 had estimated the accounting risk as follows.

(a) FXNZ CFO Mr. K reported to Accounting Firm 2 that the maximum accounting risk is ¥13.3bn (currency rate: ¥80/NZ$).

(b) Subsequently, on February 15, 2017, Accounting Firm 2 also reported to Mr. y, Deputy President of FX and to FH.

(c) However, Mr. y, Deputy President of FX told Accounting Firm 2 that his understanding is that the risk is about ¥3bn yen.

(d) Accounting Firm 2 plans to conduct an additional audit to closely examine FXNZ's accounting risk.

(ii) Accounting Firm 2 revised its estimate to ¥7.6bn on March 3, 2017.

(iii) On March 10, Mr. w, Executive Vice President of FX responded in writing to FX's corporate auditors regarding (i) SFO's investigation process, (ii) FXNZ's accounting practices and financial results, (iii) the company's response from the perspective of supervising management and management controls, and (iv) the response to the settlement of accounts in the current financial year and efforts towards restructuring.

(iv) While FXNZ's accounting risk was being estimated and responded to also within FX, on March 17, 2017, Accounting Firm 2-2 gave a notice that it had reason to suspect that fraud had occurred at FXNZ, and that it would be sending an official notice (Fraud Letter) on March 20, 2017 in order to notify FXNZ of its intent to conduct an investigation into the suspected fraud.

12. FX reporting to FH

(1) October 2016

FH-CC received a request for a comment regarding the NBR report from a UK research company on October11, 2016. FH-CC therefore asked FX's Corporate Communications

[Tentative English translation for information purpose only]

Department about the truth of the Matter and for a proposed response. In response to this on October 13. 2016, Mr. y, Deputy President of FX, reported to Mr. WW, President of FH as outlined below.

(i) The overstated revenue and accounting irregularities indicated in the NBR report were not factual.

(ii) There had been an e-mail from a person named Tony Night in July 2015, but thereafter MSAs had been strictly managed.

(iii) Accounting Firm 1's opinion in 2009 must be confirmed for safety's sake.

(iv) Activities to increase the health of the company will continue in the future.

(2) November 2016

Accounting Firm 2 conducted an audit of FXNZ on October 30, 2016, and as a result it determined that there was reason to suspect accounting irregularities had occurred at FXNZ. On November 8, 2016, Accounting Firm 2 reported this audit result to Mr. XX, FH's Audit & Supervisory Board Member, Mr. SS, General Manager of FH's Internal Audit Division, and Mr. YY, General Manager of FH's Accounting & Finance Group, Corporate Planning Division. Thereupon, on November 9, 2016, Mr. SS, General Manager of FH's Internal Audit Division requested a report on details and background from Mr. RR, General Manager of FX's Internal Audit and Analysis Department.

In response, on November 18, 2016, the Internal Audit and Analysis Department of FX reported to FH's Internal Audit Division a summary of the facts and findings of the Matter, the status of the audits that were conducted in May and December 2016, and MSA problems and the like, based on the report titled "Situation surrounding FXNZ and the Involvement of the Internal Audit and Analysis Department" (dated November 18, 2016).

On November 22, 2016, the FH Internal Audit Division received a report from Accounting Firm 2 regarding FXNZ based on Accounting Firm 2's visit to New Zealand.

(3) December 2016

(i) On December 5, 2016, the FH Internal Audit Division reported the following matters to Mr. WW, President and Chief Operating Officer of FH regarding the information it had obtained from Accounting Firm 2.

(a) New revenue had been recorded by terminating (five year) sales-type leases early and executing new sales-type lease contracts at a discount.

(b) Evaluations of performance from a sales-centric mindset had normalized inappropriate operations.

[Tentative English translation for information purpose only]

(c) The use of lease contracts based on unclear Target Volumes had resulted in transactions with uncollectible Minimum Payments that were now subject to bad debt write-offs.

(ii) The FH Internal Audit Division sent a list of nine items for which it requested action or confirmation to the Internal Audit and Analysis Department of FX on December 6, 2016. However, FX's Internal Audit and Analysis Department did not respond to the FH Internal Audit Division regarding those requests for action or confirmation.

(iii) On December 20, 2016, a full-time corporate auditor of FX gave a report to FH's Audit & Supervisory Board Members regarding the FXNZ issues.

(iv) On December 21, 2016, the Internal Audit and Analysis Department of FX reported the following points to the FH Internal Audit Division based on a report titled "FXNZ Follow-up Audit Preliminary Results" (dated December 21, 2016). However, the FH Internal Audit Division was not satisfied with the report and presented further questions to the Internal Audit and Analysis Department of FX.

(a) The status of the response based on the results of the audit conducted in May 2016.
(b) The confirmation of the status of the matters found in the internal audit by APO in 2009.
(c) The status of the damage from rumors based on the NBR news report and the like.

(v) On December 26, 2016, the Internal Audit and Analysis Department of FX responded verbally to the FH Internal Audit Division regarding the additional questions presented by the FH Internal Audit Division on December 21, 2016.

(4) January 2017

On January 5, 2017, Mr. SS, General Manager of FH's Internal Audit Division gave an update to Mr. WW, FH President regarding the FXNZ situation. Mr. WW, FH President instructed Mr. SS to have FX President Mr. AA fully investigate the root causes and where responsibility for the problems exist and report back to FH Senior Management. The same day, Mr. SS made a strong request to the Internal Audit and Analysis Department of FX that President Mr. AA of FX submit his report to Mr. WW, President of FH before the end of January (ultimately, no report was received in January).

(5) February 2017

On February 15, 2017, Mr. UU, General Manager of the Corporate Planning Division of FH

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reported the following points to Mr. WW, FH President.

(i) While FX had estimated the potential losses from the Matter at ¥2.1 billion, Accounting Firm 2 had advised that the potential losses could be as large as ¥13.3 billion.

(ii) FX would respond appropriately.

(6) March 2017

(i) On March 3, 2017, FX President Mr. AA and FX Deputy President Mr. y reported the following points to Mr. VV, FH Chairman, and Mr. WW, FH President.

(a) The estimated impact on FX's P&L was around ¥3 billion, and it planned to offset the losses via gains on the sale of real estate held by FX Taiwan.

(b) They planned to support FXNZ by reducing sale prices from APO and the like.

(c) They had replaced FXNZ's former president.

(d) They will report to Mr. WW, FH President in the future.

(ii) On March 6, 2017, Mr. RR, General Manager of FX's Internal Audit and Analysis Department reported to Mr. SS, General Manager of FH's Internal Audit Division that he will report on the problems at FXNZ at the corporate auditor committee scheduled on March 7, 2017 and ask for assistance from outside corporate auditors of FX (Mr. ZZ and Mr. aa).

(iii) On March 14, 2017, Mr. BB, General Manager BB of FX's Corporate Finance Department informed My. YY, General Manager of FH's Accounting and Finance Group, Corporate Planning Division that the awareness of the situation at FX was anticipated to be within the amount of the gains on the sale of real estate held by FX Taiwan, and that, according to Accounting Firm 2, the assumption was that the FXNZ problem included the risk of accounting irregularities, in which case subsequent audit reviews would be carried out in greater detail.

(iv) Also on March 14, 2017, Accounting Firm 2 reported that Accounting Firm 2-2 intended to send a letter on March 20, 2017 to the FXNZ's board of directors, and that the letter would mention possible accounting irregularities at FXNZ.

(v) On March 17, 2017, Mr. XX and Mr. bb, both are FH Audit and Supervisory Board Members, Mr. YY, the General Manager of FH's Accounting & Finance Group, Corporate Planning Division, and Mr. SS, General Manager of FH's Internal Audit Division informed Mr. WW, FH President   that Accounting Firm 2-2 intended to send out an official Fraud Letter.

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Chapter 6 Issues at APO

1. Why the Inappropriate Accounting Practice Could Not Be Prevented at FXNZ and others

(1) Lack of Independence at the APO Internal Audit Department

  (i) September 2009 audit

    In the internal audit conducted by APO's Internal Audit Department in September 2009, Mr. s of APO's Internal Audit Department discovered that the capital lease requirements had not been met because there was the lack of Minimum Payment obligations in DSGs, the lease was not termination-free, and other factors. Mr. s indicated in the audit opinion contained in the audit report that the top priorities were that FXNZ should objectively determine DSGs' eligibility as capital leases on a case-by-case basis, that FXNZ should discuss the appropriateness of recognizing DSG sales with APO's Finance Department, and that DSGs that have been discovered should be recorded as operating leases. However, despite these findings, the accounting treatment of existing DSGs was not revised, and thereafter FXNZ continued to record MSAs, which similarly lack Minimum Payment obligations, as capital leases, and FXNZ did not take advantage of the findings in the audit report from APO's Internal Audit Department.

    This is directly derived from the fact that Senior General Manager Mr. v of APO's Finance Department had decided in response to APO's Internal Audit Department asserting that DSGs should be directly recorded as operating leases, that (i) the standard contract should be strictly followed for future leases, (ii) FXNZ's senior management should approve any contracts that are deviated from the standard contract on a case-by-case basis, but there was no particular follow-up on these decisions and (iii) the accounting practice of existing DSGs would not be fixed, and that APO's Internal Audit Department had followed those decisions.

    Audit reports produced by APO's Internal Audit Department are supposed to be given to the president of IBG (FXAP) according to Article 25 of FX's Internal Audit Policy, but as mentioned above, after Mr. w took office as the Executive General Manager of APO in April 2008, in practice APO's Internal Audit Department was required to submit reports to Senior General Manager Mr. v of APO's Finance Department, and APO's Internal Audit Department could not submit audit reports to the Executive General Manager of APO (President of IBG (FXAP)) without approval by Senior General Manager Mr. v.

    Because Executive General Manager Mr. w of APO made this change to the internal structure, the independence of APO's Internal Audit Department was impaired, and the opinion of the Senior General Manager of APO's Finance Department was followed. Furthermore, it is possible that the accounting treatment was not fixed according to the issues discovered by APO Internal

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Audit Department because of the insufficient response by the Finance Department at APO, which manages the accounting policies for APO and its affiliated overseas sales subsidiaries.

Namely, notwithstanding decisions (i) and (ii) by Senior General Manager Mr. v, APO's Finance Department did not issue any particular instructions to make sure that MSAs should strictly follow the standard contract, and for those that deviate from the standard contract, permitting the recording of sales on the condition that FXNZ's senior management gives its approval on a case-by-case basis. Moreover, the decision outlined in (iii) led the inappropriate treatment of existing DSGs to continue.

It is reasonable to conclude that this fact played a key role when considering why this matter could not be prevented or why the damage stemming from this matter became so severe. As mentioned above, the DSGs in fiscal year 2009 amounted to no more than 218 cases and sales of NZ$34 million, which eventually rose to 1,290 cases and sales of NZ$81 million in fiscal year 2014 at their peak. It is easy to imagine that FXNZ MD Mr. A subsequently allowed the MSAs to increase, seizing the opportunity where APO's Finance Department (which manages the accounting policy) had not taken stringent measures, or even considering that the MSAs were endorsed.

(ii) July 2015 audit

As set forth above, Ms. x of APO's Internal Audit Department prepared a report during the audit conducted in July 2015 that raised issues about the recording of MSA sales. Ms. x of APO's Internal Audit Department sent it to APO FC Mr. T, however FC Mr. T did not send it to the Executive General Manager of APO, FX's Internal Audit and Analysis Department, or the corporate auditors. Mr. T (APO FC) did not forward that report to anyone, nor did he give instructions to fix the past accounting practice at that time.

This has been explained as being due to the fact that the July 2015 audit was not an audit following the regular Internal Audit Policy, but was rather a special audit conducted after receiving a whistleblower e-mail.

Thus, in July 2015 as well, it is considered that the failure to share the results of the internal audit with the Executive General Manager of APO, FX's Internal Audit and Analysis Department, or the corporate auditors is one of the reasons why the issue was not fixed at that time.

(iii) As stated above, it is considered that the issues were that the change of the company system by Executive General Manager Mr. w of APO, which requires APO's Internal Audit Department to report to the Senior General Manager of APO's Finance Department, led to the lack of

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independence of APO's Internal Audit Department from the Finance Department, and that appropriate instructions

to fix the accounting practice were not issued from APO's Finance Department.

(2) Inadequate Functioning of APO's Finance Department

APO's Finance Department is responsible for both accounting and budget management. When taking the appropriate steps in respect of accounting, this dual mandate may have prevented the Finance Department from taking steps because of incentives to achieve the budget, which may have resulted in not handling accounting matters appropriately.

(3) Concealment by Deputy President Mr. y and Executive Vice President Mr. w of FX, and Others

(i) July 2015 audit

The main issues about the MSAs that were discovered in the July 2015 audit were reported to Deputy President Mr. y and Executive Vice President Mr. w of FX at FX's head office, in addition to the Senior General Manager of APO's Finance Department and the Executive General Manager of APO.

However, these issues were deliberately not reported to FX President Mr. AA and XC at the instruction of Deputy President Mr. y and Executive Vice President Mr. w of FX.

Meanwhile, in light of the accounting and financial risks involved with MSAs, in September 2015 Executive General Manager Mr. R of APO issued an instruction prohibiting MSAs, but the accounting treatment of the existing MSAs was not revised.

(ii) Mr. K Report dated February 12, 2016

Following the Mr. K Report, APO reported to President of FX, but specific comments and the like about audit risks regarding Macro Adjustments were deleted from the report given to the President and Chairman of FX. An earlier version of the report included comments about the risks, which was submitted to Deputy President Mr. y and Executive Vice President Mr. w of FX.

Later, in the course of a review about a FXNZ restructuring plan in July and August 2016, it was reported to Deputy President Mr. y and Executive Vice President Mr. w of FX that future losses from MSAs would be NZ$70 million.. On the other hand, this information was deleted from the report materials that were given to President Mr. AA of FX.

Judging by these circumstances, it is possible that Deputy President Mr. y and Executive Vice President Mr. w of FX ventured to conceal information at their instruction, and that a proper report was not submitted.

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(iii) Therefore, it is considered that Deputy President Mr. y and Executive Vice President Mr. w of FX adopted the stance of concealing negative information regarding APO and not providing correct information to FX President Mr. AA and XC, and that Executive General Manager Mr. R of APO being placed under the control of Deputy President Mr. y and Executive Vice President Mr. w of FX was one of the reasons for the delay in discovering the Matter.

(4) Insufficient Resources at APO's Internal Audit Department and Physical Distance between Singapore and Oceania

The Accounting Department at FXNZ takes primary responsibility for properly handling accounting matters. Furthermore, it is expected that the Internal Audit Department at FXNZ will conduct internal audits through self-audits and fix any accounting irregularities that it discovers.

However, in reality neither department functioned, and FXNZ never corrected any accounting irregularities itself. In such a case, APO's Internal Audit Department fills the secondary function of monitoring FXNZ so that no inappropriate acts are performed with respect to accounting. The Internal Audit Department assumes the role of conducting regular audits on the overseas sales subsidiaries under APO's management.

The result was that the initial discovery of accounting issues regarding DSGs by APO's Internal Audit Department was during the internal audit conducted in September 2009, and they were not able to discover them until that point. In addition, during the subsequent period until the internal whistleblowing e-mail in July 2015, APO's Internal Audit Department was unable to discover ongoing accounting issues regarding MSAs.

The Committee infers that the reasons for this are as follows.

First, as the regional headquarters of FX in the Asia and Oceania region, APO manages many subsidiaries in Indonesia, South Korea, Malaysia, Myanmar, Cambodia, Thailand and elsewhere, and APO's Internal Audit Department is responsible for auditing all the companies under its management in this region. However, APO's Internal Audit Department is staffed only by two individuals, one manager and one general staff member. Furthermore, there was frequent personnel turnover at APO between April 2009 and March 2015, with the management position and general staff position each changing three times.

In this type of situation, APO's Internal Audit Department was hardly able to conduct audits of all the overseas sales subsidiaries each year, and they were essentially conducting audits of only a handful of companies picked up each year. The status of audits that were actually conducted by APO's Internal Audit Department in 2009 and onward is shown below.

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OpCos	2009	2010	2011	2012	2013	2014	2015	2016
FXA			√		√			
FXNZ	√				√			
FXTW	√					√		
FXK			√					
FXTH	√					√		
FXP		√						√
FXML			√					
FXS				√				√
FXV	√			√				√
FXHK		√					√	
– FXCPS (Sh)								
FXCL	√	√ (GZ)					√	
FXAP		√ (SGSC)						
FXPC-HQ		√					√	
FXPC-BR		√ (KR)	√ (CH)				FXPC/PC(A)	
(Australia, Singapore, Korea, Taiwan, Malaysia)								
FXMM							√	
FSO						√		
ALC								
ANZ Hub			√					

Extracted from OPCO Audited Insite

Meanwhile, FXA and FXNZ in particular are physically separated from Singapore by a significant distance, making it difficult for APO's Internal Audit Department to travel there to conduct audits.

Although issues were actually raised concerning FXNZ in 2009, no audit was conducted until 2014, and even then, the focus of the audit was not put on MSAs.

Ms. t resigned from APO's Internal Audit Department in 2014, and according to an exit interview with her, one reason for her resignation was that she was overburdened with job responsibilities.

The Committee considers that despite being responsible for performing audits on overseas sales subsidiaries, including FXA and FXNZ, APO's Internal Audit Department lacked personnel relative to the number of those companies and was therefore unable to conduct annual audits, that in the case of FXA and FXNZ especially, it took some time to discover the issues of accounting irregularity because those offices are located so far away from Singapore, and that those could be some of the reasons why the issues continued from 2009 until 2015.

2. Measures to Prevent Recurrence

In order to prevent recurrence, the entire FX Group must change the attitudes of officers and employees regarding how to view appropriate accounting practices and audits, change attitudes regarding the achievement of budgets, and review the subsidiary management structure. While

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the preceding points will be discussed in Chapter 12, other than those, the Committee considers that the following points are especially important as measures to prevent recurrence for APO specifically.

(1) Increase Authority, Provide More Personnel, and Secure Independence at APO's Internal Audit Department

More personnel need to be allocated to APO's Internal Audit Department in proportion to the burden of its operations, given that one of the reasons for the delayed discovery of issues at FXNZ in the Matter was the shorthanded staff of only two people positioned there relative to the scope of work that they were supposed to cover.

Despite the fact that APO's Internal Audit Department had already indicated the problems at FXNZ regarding the Matter in 2009, in practice the system had been structured so that the Internal Audit Department was unable to report to the Executive General Manager of APO without permission from the Senior General Manager of APO's Finance Department. This was one of the reasons that an appropriate measure was not taken at the time. Therefore, the independence of APO's Internal Audit Department needs to be secured, the practice of giving direct reports to the Executive General Manager of APO in accordance with the Internal Audit Policy needs to be firmly established at a minimum, and if there are any de-facto required customary business practices left over, such as obtaining permission from and consulting with the Senior General Manager of APO's Finance Department before reporting to the Executive General Manager of APO, those practices should be abolished.

(2) System Reexamination at APO's Finance Department

The existence of both a section responsible for accounting and another section responsible for managing the budget and results at overseas subsidiaries within APO's Finance Department might be one of the reasons why appropriate accounting treatment was impaired. Thus, the Committee considers that the system needs to be reexamined, such as by splitting the accounting and budget management divisions.

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Chapter 7 Issues at FX

1. Unique Issues at FX

The Committee conducted a survey, etc. and obtained information to the effect that sales in relation to transactions with customers were recorded early to facilitate achieving sales targets in several transactions executed at multiple FX departments. As examples of methods of recording sales early, the Committee received responses such as the method in which, before the customer's official approval procedures were complete and when the order is mostly expected, by agreement with the end customer an order is obtained from a wholesales company and sales are recorded at that time, the method in which, before installation at the customer, deliveries are made and installed internally and then sales are recorded, and the method in which documents are collected before inspection and then sales are recorded.

With respect to responses having identifiable information, the Committee carried out information sharing with FH to the extent necessary. In addition, for individual answers that were considered to be particularly important, certain investigations were carried out with the cooperation of FH. As a result of those investigations, the Committee received a report stating that the investigation showed no issues that affect the financial results for the current period.

Meanwhile, respondents raised issues that include unreasonable budgets being prepared at their responsible departments, and pressure to achieve fiscal year-end, quarterly, and monthly targets.

The Committee expects further improvements in the future from FH and FX so that this pressure does not lead to inappropriate accounting practices.

2. Why Inappropriate Accounting Practice Could Not Be Prevented

(1) Introduction (relationship with APO and FXAP)

FX has Asian Pacific Operations (APO) as the division that manages the Asia Pacific region. APO is a division of the FX organization that oversees sales subsidiaries in the Asia Pacific region, such as FXA and FXNZ. The departments within APO consist of the Finance Department, the Sales Planning Department, the Marketing Department, the Human Resources Department, the Customer Support Department, the Information Systems Department, and the Supply Chain Management Center.

Meanwhile, FXAP is a subsidiary of FX that has sales subsidiaries in the Asia Pacific region, such as FXA and FXNZ, as subsidiaries. FXAP's organizational structure is identical to APO's, and it also consists of the Finance Department, the Sales Planning Department, the Marketing Department, the Human Resources Department, the Customer Support Department, the Information Systems Department, and the Supply Chain Management Center.

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APO's head (Executive General Manager of Asia Pacific Operations) holds dual positions, as a Corporate Vice President of FX and President of FXAP. Similarly, the heads of the Finance Department, the Sales Planning Department, the Marketing Department, the Human Resources Department, the Customer Support Department, the Information Systems Department, and the Supply Chain Management Center within APO also respectively serve as the heads of the Finance Department, the Sales Planning Department, the Marketing Department, the Human Resources Department, the Customer Support Department, the Information Systems Department, and the Supply Chain Management Center of FXAP.

In other words, although there is a fundamental difference between APO that is a sales headquarters within FX, and FXAP that is an overseas subsidiary of FX, there is considerable overlap in the roles and personnel of both. Therefore, it cannot be ruled out that this constitutes a vague organizational structure, in which it cannot be ascertained whether a given internal decision or the execution of that business is being performed by APO, which is an organ of FX, or by its overseas subsidiary FXAP.

(2) Inadequate management system on FXAP and APO

(i) The maintenance and operation of the subsidiary management rules for the management of FXAP and the internal rules for APO at FX are unclear.

As stated above, FXAP is a FX subsidiary, but FX has not prepared any management rules regarding FXAP's activities. On the other hand, APO is an organization that exists within FX, and one would expect the decision-making regarding APO to follow certain approval rules within FX.

Some important events occurred with respect to the Matter, including: (a) latent risks were discovered in the MSAs at FXNZ based on a whistleblower letter and email in July and September 2015, and (b) a management restructuring plan at FXNZ was developed mainly because of the risks in the MSAs executed in July and August 2016.

In the Matter, there is no record at FXAP that shows any measures to address risks were considered based on internal rules, even though there were the risks concerning itself and its subsidiaries. On the other hand, the Committee believes that approval procedures at FX were deemed unnecessary according to the approval rules regarding these events at APO. So, it is difficult to say that the above-mentioned rules at FXAP and APO were functioning adequately.

(ii) Furthermore, on the topic of decision-making at FXAP, FXAP does not produce or retain minutes of discussions at management bodies (e.g., the board of directors). As a result, the FX side cannot sufficiently verify what kind of discussions have taken place within FXAP.

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(iii) On the other hand, according to an interview with Mr. R (the former Executive General Manager of APO), in the circumstances of the Matter concerning FX, when giving reports to FX regarding APO at the time, although reports were traditionally supposed to be directed to President Mr. AA of FX, reports were actually given to Executive Vice President Mr. w of FX at Mr. w's direction. When considering how such rules were administered, it is evident that clear written rules were not in place regarding whom APO should report to at FX, and that actual operation was not based on such rules.

So, when an important decision was made at APO in the Matter, Mr. R (the former Executive General Manager of APO) effectively took up the matter directly with Deputy President Mr. y and the top management at FX, including Executive Vice President Mr. w of FX, and effectively obtained approval within FX by obtaining their agreements. A decision-making process relied on personal relationships with insufficient transparency was accepted.

Furthermore, the Business Planning Department of FX's Corporate Finance Department was in charge of APO's financial results management, but its management was only on financial results, and it was not overall control of APO. Management and supervision of APO by the Corporate Finance Department was not expected under this system.

(3) Inadequate management system at each subsidiary under APO's management

(i) There are no clear written subsidiary management rules at FX regarding the direct management of subsidiaries under APO's management. There is a set of rules called the Communication Matrix between FXAP and the subsidiaries under APO's management, but the Matrix does not stipulate provisions about the relationship with FX. Thus, there were no clear rules calling for direct communication with or reporting to FX, even when an important matter arose at a subsidiary under APO's management.

Furthermore, according to interviews with Chairman Mr. HH and President Mr. AA of FX, it seems that it was customary to obtain the approval of the President of FX when replacing the presidents of subsidiaries under FXAP's management. However, this is not an explicit rule, so there remain doubts about its effectiveness as a management and supervision system.

In fact, according to an interview with President Mr. AA and Deputy President Mr. y of FX, the management of subsidiaries under APO's management was basically left to APO. The Committee surmises that this reality is related to the historical background of both FXA and FXNZ being corporations that were transferred from XC, but that cannot be a reason to justify that there were inadequacies in FX's management system for subsidiaries under APO's management.

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(ii) Furthermore, communications between FX and the subsidiaries under APO's management were basically conducted through APO, and according to an interview with Mr. GG, the Team Manager of Accounting Services at the Consolidation Accounting Group in the Corporate Finance Department of FX, APO had made a strong request that employees at FX headquarters be sure to go through APO when communicating with subsidiaries under APO's management. While this type of operation may have a certain efficiency in that APO is the centralized point of contact for subsidiaries under its management, if it becomes rooted as an overly rigid operation, it will have the effect of interfering with FX flexibly gathering information from subsidiaries under APO's management.

(4) Inadequate management system for information sharing between FX and APO and subsidiaries under APO's management

(i) According to FX's Business Report (for the fiscal year ended March 2016; references to the Business Report below refer to the same report; note that a summary of FX's internal control system is mentioned in Chapter 2), one of the provisions under the "System to Ensure Fair Business Practices at the Corporate Conglomerate Comprising the Company and its Parent Company and Subsidiaries" states that "A system will be built that compels subsidiaries to report to the company regarding important decisions and information regarding financial conditions or management at subsidiaries."

However, due to some causes including irregularities under the management system at APO and its subsidiaries as mentioned above, it is observed that even important information was not being shared between FX and APO or the subsidiaries under APO's management. For example, according to materials obtained by the Committee and the results of interviews with related persons, the Committee has found facts such as the following.

(a) FXNZ obtained written opinions from Accounting Firm 1-2 in October 2009 and from Accounting Firm 2-2 in November 2009. The conclusion of both written opinions was that it was reasonable to record lease contracts as capital leases. However, each opinion's conclusion that it was reasonable to record lease contracts as capital leases was only in regard to lease contracts based on the standard MSA contract newly provided by FXNZ to the audit firms when the written opinions were obtained, and both opinions stated that contracts that wording had been added or revised from the standard contract should be judged on a case-by-case basis.

However, according to an interview with FC Mr. T of APO, he only sent those reports to FX's Corporate Finance Department when the investigation was conducted by SFO (in September 2016).

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Furthermore, a document from an anonymous sender indicating the over-stated recording of revenue at FXA was sent to XC in May 2015, and again in July 2015, a person named Tony Night sent an e-mail to directors and others at FX indicating, among other issues, the over-stating of revenue and recording of revenue without the installation of equipment at FXNZ. FC Mr. T of APO has also stated that the persons responsible for responding to that document and e-mail must have been aware of the existence of the aforementioned written opinions from Accounting Firm 1-2 and Accounting Firm 2-2.

Consequently, it is possible that the information in the written opinions from Accounting Firm 1-2 and Accounting Firm 2-2 was not shared with FX headquarters in a timely fashion.

(b) COO Mr. FF of FXNZ examined scenarios for making CFO Mr. B of FXNZ resign, and he requested that Accounting Firm 4 produce a report on accounting functions to provide evidence to underpin the reasons for the resignation. The report by Accounting Firm 4 contained a number of harsh findings about FXNZ's accounting functions, including that it had not assembled accounting evidence that could be presented to APO as risks and lacked functions that could balance the aggressive sales mindset, that it relied on fiscal year-end compliance audits and performed insufficient monitoring of the status of compliance with accounting policies during the fiscal year, and that errors had occurred in the financial results due to the irregular application of accounting standards for the recording of inventory and sales, and the like. However, because the production of this report was requested by FXNZ in order to dismiss CFO Mr. B of FXNZ, it was never submitted to APO. The findings of Accounting Firm 4 in this report were mentioned in the Fraud Letter by the audit firm in March 2017.

(c) Information concerning the report by Accounting Firm 1-2 (dated September 9, 2015) that raised concerns in advance of the financial results (e.g., long-term receivables, unclear adjustments) also was not shared with anyone besides Mr. B, the CFO of FXNZ at the time. This report was discovered by Mr. K, who assumed the post of CFO of FXNZ in February 2016, and who reported it to FXAP and FX.

(ii) Thus, despite there even being reports by outside organizations that discovered concerns about accounting at FXNZ, there is a situation where they were not promptly shared with FX. The Committee therefore believes that this was one cause behind the delay in the discovery of the inappropriate accounting by FX in the Matter.

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(5) Insufficient Transparency in FX Company Rules regarding APO

(i) According to FX's Business Report, one of the provisions under the "system for ensuring that the execution of duties by directors complies with laws, regulations, and the articles of incorporation" states that "Compliance with laws, regulations, and the articles of incorporation will be secured through the establishment of rules regarding compliance with laws, regulations and the articles of incorporation, and rules regarding board of directors, and through the execution of duties by directors in adherence to those rules".

However, as noted above (in Chapter 7, section 2(2)), sufficient rules for the management of FXAP were not maintained at FX. Neither were there clear rules on the reporting line from FXAP to FX. In addition, one would expect that matters concerning APO, which was part of FX's organization, would be governed by the approval rules, but the Committee could not find that such rules were complied with. So, the Committee believes that obscure company procedures were followed without a clear understanding as to whether FXAP needed to make a decision or whether APO needed to make one in the Matter.

For example, the Committee finds that in reality important decision-making at APO was approved within FX by way of Mr. R (the former Executive General Manager of APO) directly contacting Deputy President Mr. y and Executive Vice President Mr. w of FX and obtaining their acknowledgement. This can be explained by the fact that both Deputy President Mr. y and Executive Vice President Mr. w of FX had previously worked as managers at APO, but it cannot be denied that important decision-making was carried out at APO through communications based on the personal relationships between Mr. R (the former Executive General Manager of APO), Deputy President Mr. y and Executive Vice President Mr. w of FX. Of course, it seems that President Mr. AA of FX was reported to as necessary during important decision-making at APO, but in any event this procedure was not based on an explicit rule.

Thus, the transparency of procedures within FX regarding important decision-making at APO is extremely low.

(ii) For instance, the Committee could not find in the meeting minutes any record of deliberation taking place at the FX board of directors or the FX Corporate Executive Committee regarding the handling of a reserve in the amount of about NZ$38 million in FXNZ's financial results for the fiscal year ended March 2016.

In interviews, Mr. DD, the Group Manager of the Consolidation Accounting Group at the Corporate Finance Department of FX, and Mr. GG, the Team Manager of Accounting Services at the Consolidation Accounting Group in the Corporate Finance Department, stated that Mr. R (the former Executive General Manager of FXAP) first received approval of this handling of the

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reserve from Deputy President Mr. y and Executive Vice President Mr. w of FX, and that General Manager Mr. BB of FX's Corporate Finance Department also agreed to it. Therefore, matters such as the appropriateness of the aforementioned handling of the reserve were never debated again.

(iii) While this method of decision-making at APO, FXAP, and subsidiaries under the management of APO may promote swift decision-making at APO, FXAP, and subsidiaries under the management of APO in certain respects, carrying out these opaque procedures results in inviting the negative effect of related departments within FX being unable to objectively verify the pros and cons of the details and procedures of such decision-making.

(6) Tendency of Concealment by Deputy President Mr. y and Executive Vice President Mr. w of FX and Others

(i) There was a tendency of concealment regarding reporting of information, in that some of the top management at FX, including Deputy President Mr. y and Executive Vice President Mr. w of FX, were reluctant to report information that would have a negative impact on business. For example, according to materials obtained by the Committee and the results of interviews with Mr. R (the former Executive General Manager of APO), CFO Mr. CC of APO, and FC Mr. T of APO, the Committee has found facts such as the following.

(a) A document from an anonymous sender indicating the over-stated recording of revenue at FXA was sent to XC in May 2015. Moreover, in July 2015, a person named Tony Night sent an e-mail to directors and others at FX indicating, among other issues, the over-stating of revenue and recording of revenue without the installation of equipment at FXNZ.

In response, FX and FXAP conducted a special audit of FXNZ and FXA in July 2015. The Committee obtained multiple statements that, at a meeting held in Shanghai on August 10, 2015 at which the content of a report to President Mr. AA of FX was discussed, Deputy President Mr. y and Executive Vice President Mr. w of FX instructed FC Mr. T of APO to write in the first place that there is no problem. Furthermore, the Committee obtained multiple statements that, in Tokyo on August 19, 2015, instructions were given that it be stated that "no cases of overstated revenue were found" in the report to President Mr. AA of FX, and that Executive Vice President Mr. w instructed that any mention of Counterparty 1 be deleted from the report. After going through this process, the report to President Mr. AA of FX, "FXNZ Business Trip Report (Audit Report)" dated August 19, 2015, stated that there were no serious problems in regard to the Matter.

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After receiving this result, on August 20, 2015 FX reported respectively to both the person called Tony Night and XC that serious problems had not been discovered.

Thus, there is a possibility that the instructions of Deputy President Mr. y and Executive Vice President Mr. w of FX caused the plain facts uncovered in the investigation to not be accurately reported to Chairman Mr. HH and President Mr. AA of FX.

(b) After receiving the report by Mr. K, "FXNZ Accounting Review (Reporting Materials for the Chairman and President)" dated February 12, 2016, a report from FXAP to President Mr. AA of FX, "FXA/FXNZ Audit Risk and Responses" (dated February 26, 2016) was prepared, and a report was made based on that.

However, the aforementioned report was revised at the instruction of Deputy President Mr. y and Executive Vice President Mr. w of FX until it reached its final version, and there is the possibility that the facts were no longer reported accurately during the process of reporting to the Chairman and President of FX, such as by not including the audit risk concerning the Macro Adjustment.

(c) In May 2016, the Internal Audit and Analysis Department and the Corporate Finance Department of FX conducted an internal audit of FXNZ. The results of that audit were reported to President Mr. AA of FX on June 23, 2016.

However, during that audit, the Internal Audit and Analysis Department of FX was requested by General Manager Mr. BB of FX's Corporate Finance Department to exclude past facts, such as the details of previous transactions, from the subject of the audit (see "Instructions Received by the Internal Audit and Analysis Department from Officers, etc. during Audit and Reporting Activities" dated April 27, 2017).

In addition, an e-mail sent by CFO Mr. CC of APO to General Manager Mr. BB of FX's Corporate Finance Department on April 27, 2016 contained the following statements regarding the conduct of the audit.

"I wonder if this matter is done with the knowledge of the Corporate Finance Department of the Head Office or Mr. w, Executive Vice President. Or, is this something that the Internal Audit and Analysis Department doing on its own? To be frank, if we were to start looking into contracts dating back to the time of the former President Mr. A and former CFO Mr. B, there will be problems. That's why things were put to stop last October and now we're trying to get rid of the responsible parties. I am confused as to the reason and the background for once again auditing NZ at this time and therefore struggling to handle the situation."

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Although the true intent of this e-mail is unclear, because problems would be uncovered if contracts from previous years were audited, it is possible that it was the intention of Mr. w, Executive Vice President, and Mr. BB, General Manager of FX's Corporate Finance Department to have FX Corporate Finance Department ask FX Internal Audit and Analysis to exclude previous years from the scope of the audit.

(d) On July 22, 2016, President Mr. AA of FX, Deputy President Mr. y of FX, Executive Vice President Mr. w of FX, and General Manager Mr. BB of FX's Corporate Finance Department, Mr. R (the former Executive General Manager of APO), and CFO Mr. CC of APO held a private meeting regarding a restructuring plan for FXNZ. Mr. R (the former Executive General Manager of APO) and CFO Mr. CC of APO reexamined the restructuring measures based on instructions given by President Mr. AA of FX at the private meeting on July 22, 2016. Then, they analyzed contract data regarding the future losses due to past MSAs, which is a factor behind the loss-making structure, and calculated that future losses due to MSAs would be NZ$70 million.

Mr. R (the former Executive General Manager of APO) and CFO Mr. CC of APO compiled the restructuring measures for FXNZ that they had reexamined, reported them to Executive Vice President Mr. w of FX on August 23, 2016, and also reported them to Deputy President Mr. y of FX on the same date.

However, on August 25, 2016, Deputy President Mr. y of FX instructed that the slide showing that legacy losses from the MSAs would be NZ$70 million, and also the breakdown of those losses, be deleted from the materials for the report to the President.

The fact that the amount of future losses due to MSAs could be up to NZ$70 million was reported orally to President Mr. AA of FX. However, although President Mr. AA of FX was aware of NZ$70 million as a business risk at FXNZ, the Committee did not find evidence sufficient to recognize that he was aware that it required a loss charge in terms of its accounting.

(e) In September 2016, FC Mr. T of APO sent an e-mail to Mr. GG, the Team Manager of Accounting Services at the Consolidation Accounting Group in the Corporate Finance Department of FX, stating that if the written opinion that FXNZ acquired from Accounting Firm 1-2 in October 2009 and the written opinion that FXNZ acquired from Accounting Firm 2-2 in November 2009 were presented to the audit firm, it was possible that all contracts would be checked, and that the application of lease accounting (capital lease treatment) would be rejected, so they should not be presented to the audit firm. This e-mail was also forwarded to Mr. DD, the Group Manager of the Consolidation Accounting

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Group at the Corporate Finance Department of FX.

Although the Committee was unable to ascertain how this e-mail was subsequently shared among officers of FX, it is possible that APO or FX's Corporate Finance Department had a negative posture towards undergoing a proper audit by the audit firm.

(f) The news report about FXNZ and the reputation damage from rumors and the like were reported at the Internal Audit and Analysis Department's regular meeting with President Mr. AA of FX that was held on October 28, 2016, and according to the record in the minutes of the Internal Audit and Analysis Department, President Mr. AA of FX made statements such as the following.

"People involved in a problem conceal the problem. Mr. R says there's no problem. The Corporate Finance Department says there is no problem. Mr. w says there's no problem. They tell me that it's a complicated issue and so I might not understand, but there's no problem. Mr. y says the same thing. That causes doubt. I therefore spoke with the Chairman, and I told him that this is bad. I also reported to the shareholders."

(g) In October 2016, a UK research company requested a comment on the NBR article from FH. When FH-CC checked with FX's Corporate Communications Department about how they should respond, Deputy President Mr. y of FX only explained to President Mr. WW of FH that the over-stated revenue and accounting irregularities like those in the NBR article were not factual, and that efforts were made such prohibiting MSAs as a general rule since September 2015, and he did not explain the risks at FXNZ.

(h) On October 7, 2016, a meeting was held among three people from Accounting Firm 2 and five people from FX (including General Manager Mr. z of the Legal Department; Mr. DD, the Group Manager of the Consolidation Accounting Group at the Corporate Finance Department; and Mr. GG, the Team Manager of Accounting Services at the Consolidation Accounting Group in the Corporate Finance Department). At this meeting, FX reported to Accounting Firm 2 that the over-stating of revenue and accounting irregularities like those reported by NBR were not factual, and FX did not report accounting risks at FXNZ to Accounting Firm 2. The results of this meeting were e-mailed by Mr. GG, the Team Manager of Accounting Services at the Consolidation Accounting Group in the Corporate Finance Department, to General Manager Mr. BB of FX's Corporate Finance Department, who acknowledged the content of the report.

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(i) In an interview with the Internal Audit and Analysis Department of FX, it was stated that Executive Vice President Mr. w of FX has made statements such as the following to the Internal Audit and Analysis Department of FX.

January 20, 2017

When FX's Internal Audit and Analysis Department staff reported to Executive Vice President Mr. w on the situation after the audit in December 2016, he told them:

"We are trying to achieve a soft landing so do not rock the boat.   We need to think of a way to conclude this Matter or we risk getting the audit division involved and losing the trust of FX management."

February 20, 2017

When FX's Internal Audit and Analysis Department staff tried to report on the FXNZ matter to General Manager Mr. TT of FX's General Affairs Department, he told them:

"I am handling the numbers myself with Corporate Finance, so don't make too many moves."

March 10, 2017

When FX's Internal Audit and Analysis Department staff mentioned the details reported at the corporate auditor meeting on March 7, 2017, he told them:

"The Internal Audit and Analysis Department staff are on an executive side, so reporting those types of cases will be a betrayal of management."

According to Mr. w, Executive Vice President of FX, the intention behind these statements was that he was concerned about information becoming mixed up at the stage when the numbers were not fixed.

(ii) Thus, some of FX's top management, including Deputy President Mr. y and Executive Vice President Mr. w of FX, had opportunities to know about latent risks at FXNZ, but they did not make proper information disclosures to the people who should have received them, including Chairman Mr. HH, President Mr. AA or the Corporate Auditors of FX, FH, or the audit firm.

(7) Inadequate Reporting to Chairman Mr. HH and President Mr. AA of FX

(i) President Mr. AA of FX ordered the Internal Audit and Analysis Department to conduct the internal audit in May 2016, and ordered the continuous investigation from December 2016 onwards, but the actual situation regarding the accounting risks of the Matter could not be grasped.

As stated above, the reason for this might be that only Deputy President Mr. y and Executive

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Vice President Mr. w of FX, Mr. R (the former Executive General Manager of APO), and General Manager Mr. BB of FX's Corporate Finance Department, among others, shared important information regarding FXNZ's issues concerning the Matter, and were trying to address the issues within themselves. Therefore, important information about latent risks regarding FXNZ was not quickly reported to Chairman Mr. HH and President Mr. AA of FX.

(ii) The Committee surmises that the personal connections between Deputy President Mr. y and Executive Vice President Mr. w of FX, both of whom previously worked as managers at APO, and Mr. R (the former Executive General Manager of APO), or the personal relationships of the members of the board of directors might affect the cause of the issue, but the real cause is unclear. In any event, it is possible that the inadequate reporting to FX's top management, including Chairman Mr. HH and President Mr. AA, could have led to FX's delayed response to the issues concerning the Matter.

(8) Oversight Function by the Board of Directors Was Inadequate

(i) The Companies Act expects the board of directors to perform an oversight function of the execution of work by each director. However, as stated above, the Committee found no record of deliberation at FX's board of directors regarding the Matter (nor any record of deliberation at FX's Corporate Executive Committee, as stated above), and the board of directors' oversight did not function properly. Therefore, this could be why FX was unable to detect early or prevent the inappropriate accounting practice of the Matter.

(ii) As discussed above, it is possible that there was a lack of appropriate information sharing with the Board of Directors because some members of FX's management tried to handle matters in secret, which might be a cause of the Matter. Therefore, circumstances may have been such that the directors who were not involved in the Matter could not have knowledge of the true nature of the Matter and thus there was no opportunity to begin monitoring activities through the Board. At a minimum, however, there existed the following facts regarding the Matter that could have been easily discovered, and it cannot be said that there was no opportunity whatsoever for directors to harbor doubts about FXNZ's management, and accounting practices, and commence monitoring activities through the Board of Directors.

(a) In May 2015, an unknown source sent XC a document showing the over-statement of revenue at FXA. In July 2015, a person called Tony Night sent FX's Board of Directors an email citing issues such as FXNZ's over-stating of revenue and improper recognition before machine installation.

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(b) FXNZ recognized NZ$38 million reserve for the fiscal year ended March 31, 2016.

(c) In a September 2016 article, NBR reported that FXNZ faced significant losses.

(9) Audit Function by Corporate Auditors Was Inadequate

(i) The Companies Act expects corporate auditors to perform a checking function over the directors' execution of work. However, the Committee could not confirm that the corporate auditors had carried out early and appropriate audit activities regarding the inappropriate accounting practice of the Matter, and consequently the corporate auditors' audits did not function properly.

(ii) As for FX's audit system, the full-time corporate auditors of FX and FX's domestic subsidiaries share information at the All-FX Board of Corporate Auditors Meetings that are held once every few months. However, this sharing of information does not happen between FX and its overseas subsidiaries. Therefore, a system that allows FX's corporate auditors to obtain information from overseas subsidiaries is not being adequately maintained, which may be one of the issues.

(iii) As there was insufficient information sharing within FX regarding the Matter, circumstances may have been such that FX could not get a picture of the true nature of the Matter and there was no trigger for starting audit activities. However, FX's Corporate Auditor Mr. PP at least received a report on the results of an audit by FX with respect to the email from Tony Night in July 2015. Additionally, in light of the facts discussed above in (8)(ii)(b) (accounting treatment using a reserve in the fiscal year ended March 31, 2016) and (c) (the NBR article), it cannot be said that there was no opportunity, as a Corporate Auditor, to harbor doubts about FXNZ's management and its accounting practices, and start internal audit activities. In spite of this, however, it seems that FX's Corporate Auditors only commenced activities regarding the Matter in earnest following a report on the Matter at the regular meeting with FH's Audit & Supervisory Board on December 20, 2016, and it is possible to point out that there was insufficient audit activities by corporate auditors.

(10) Issues regarding Internal Audit and Analysis Department

(i) Two internal auditors are stationed at APO and are responsible for auditing, etc. of the overseas sales subsidiaries under APO's management, such as FXA and FXNZ, and they are basically in charge of overall audits (when the internal auditors conduct an audit of an overseas sales subsidiary, they discuss the audit planning with the Internal Audit and Analysis Department). Therefore, there is basically no mechanism for the FX Internal Audit and Analysis Department to directly conduct audits of the overseas subsidiaries.

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(ii) As for the Internal Audit and Analysis Department personnel, currently there are only three members assigned to internal audits (overseas) in the Internal Audit and Analysis Department. The Committee is inclined to have an impression that the audits conducted by these staff members of all the overseas subsidiaries may be insufficient.

(iii) While the Internal Audit and Analysis Department is under the direct management of the President, in the Matter at hand, audits of overseas sales subsidiaries under the management of APO are conducted jointly with APO's audit team, and there are questions as to whether FX was able to independently and proactively conduct audits in accordance with its own policies. In fact, in the internal audit conducted in May 2016, it is possible that there may have not been a strictly enforced policy of having the department function independently, directly under the President, given that FX's General Manager of the Corporate Finance Department, Mr. BB, also issued requests to have past facts removed from the scope of the audit.

(iv) In this way, the current Internal Audit and Analysis Department failing to exercise adequate audit functions from the perspective of authority, personnel, and independence, is regarded as one cause of the delay in discovery of the accounting irregularities in the Matter.

(11) Issues regarding Corporate Finance Department

(i) The Committee found the following facts based on materials it obtained and interviews it conducted with Group Manager Mr. DD and Manager Mr. GG of FX's Corporate Finance Department. According to the facts, it is possible that although FX's Corporate Finance Department harbored concerns about the accounting treatment at FXNZ, it may not have examined or discussed again the appropriateness of the accounting treatment because General Manager Mr. BB of FX's Corporate Finance Department already approved the accounting treatment of FXNZ, along with FX Deputy President Mr. y and FX Executive Vice President Mr. w. FX's Corporate Finance Department was unable to go against the intention of FX's management, and there may be an internal culture where they could not independently check accounting issues.

(a) When the email from Tony Night was received in July 2015, FX's Corporate Finance Department was contacted immediately, and FX's General Manager of the Corporate Finance Department, Mr. BB, handled the issue as one of the people in charge.

(b) The report examining FXNZ's risks titled the "FXNZ/FXA Accounting Treatment Impact Report" (dated October 27, 2015) prepared by FXAP (APO Finance) was shared with FX's General Manager of the Corporate Finance Department, Mr. BB, in a timely manner.

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(c) The FXA/FXNZ Audit Risk Response Report (dated February 26, 2016) in February 2016 was also shared with FX's Corporate Finance Department by Mr. T, APO FC.

(d) When preparing FXNZ's financial statements for the fiscal year ended March 31, 2016, Manager Mr. GG of FX's Corporate Finance Department was aware of Macro Adjustments and others and confirmed the details with Mr. T, APO FC. However, because the accounting treatment for provisions had already been approved by FX Deputy President Mr. y, FX Executive Vice President Mr. w, and FX General Manager of the Corporate Finance Department Mr. BB, they had no choice but to process the provisions as is.

(e) Group Manager Mr. DD of FX's Corporate Finance Department participated in two audits of FXNZ by FX's Internal Audit and Analysis Department (conducted in May and December of 2016).

(ii) According to the interviews with Group Manager Mr. DD and Manager Mr. GG of FX's Corporate Finance Department, the framework was structured so that FX's Corporate Finance Department was unable to view the individual figures of subsidiaries under FXAP, and if it was necessary to do so they had to contact FXAP. This framework may have made it impossible for FX's Corporate Finance Department to carry out timely collection of information on FXNZ'S accounting treatment and other issues.

(iii) For these reasons, FX's Corporate Finance Department was unable to independently investigate and improve the appropriateness of accounting treatment at subsidiaries under FXAP, despite being aware of the potential risks at FXNZ.

(iv) As pointed out in Chapters 3 through 6, an accounting department is traditionally supposed to serve the functions of ensuring appropriate accounting treatment and act as a check-and-balance function for a company, using its specialized accounting knowledge. This Committee cannot deny that FX's Corporate Finance Department's failure to perform the appropriate check-and-balance function because it was also responsible for financial performance management may have affected the above-mentioned circumstances. This point needs to be examined from the organizational viewpoint.

(12) Sales-Centric Corporate Culture

In the interviews conducted by the Committee, many individuals stated that FX's internal plan was to increase sales in the Asia and Oceania regions at all event, even though domestic sales in Japan were stagnating, and that the local bases of operation were aware of difficult sales targets being set for them as a result.

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According to surveys conducted by the Committee, employees in Japan reported instances of strong pressure being applied with respect to sales results. This report did not relate to FXNZ, but is regarded as potentially giving insight into the corporate culture throughout FX.

This kind of sales-centric corporate culture abhors falls in sales, and it is possible that it may have viewed appropriate accounting practices as relatively unimportant.

(13) Insufficient Awareness of Compliance

As already discussed, the tendency of concealment by some members at FX's upper management was one of the causes of the Matter, and it cannot be denied that they failed to make appropriate reports of the facts and risks in a timely manner. Therefore, FXNZ's accounting risks were not appropriately reported to FX's Board of Directors and Corporate Auditors at an early stage. This shows the lack of importance they placed to the internal control systems as outlined in the Companies Act. Additionally, there was interference by other officers and employees when the Internal Audit and Analysis Department conducted audits, which may have resulted in inadequate investigation activities.

The Committee cannot deny the possibility that the insufficient awareness of compliance at FX led to the delayed discovery of or contributed to the inappropriate accounting practice of the Matter.

3. Measures to Prevent Recurrence (Reform Measures)

(1) Rebuilding Subsidiary Management System

The Committee believes that the rebuilding of thorough and clear rules that establish a management system for overseas subsidiaries is a pressing issue for FX. Ideally, the rules should include comprehensive provisions for general management, including the responsible divisions at FX, who to contact at the overseas subsidiaries, a command system, the personnel structure of the overseas subsidiaries, a reporting system, and ways for sharing information.

(2) Strengthening of Objectivity and Transparency in Company Procedures

Clear rules need to be established at FX that lay out the exact procedures to be followed for making important decisions at overseas subsidiaries. At a minimum, it is undesirable to leave the custom or administration method in which the head of the APO or presidents of overseas subsidiaries speak directly to some of FX's management team to get an approval, and by doing so, a de facto consensus is obtained inside FX. In a decision-making process like this, people in or outside the company cannot verify the appropriateness of the decision-making details or procedures, and it therefore may not be possible to prevent an illegal or inappropriate decision.

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(3) Fully Functioning Internal Audit and Analysis Department and Strengthened Authority

The Internal Audit and Analysis Department should have a robust organizational system and be granted authority as an audit department under the direct supervision of the President. The activities of the Internal Audit and Analysis Department should also be publicized within the company to garner active support internally, and the internal environment and officers' and employees' awareness need to be reformed so that the Internal Audit and Analysis Department can fully perform its capabilities. Furthermore, audit results from the Internal Audit and Analysis Department should be shared with not only President, but from the perspective of sharing information, FX should also examine an option of building and operating a system for sharing information whenever appropriate with corporate auditors or the board of corporate auditors.

(4) Strengthening of Checking Function of the Corporate Finance Department

Traditionally, an accounting department is supposed to serve the functions of securing appropriateness and implementing the check-and-balance function regarding the accounting treatments of a company by using its expert accounting knowledge, but at FX, the Comprehensive Planning Group of the Corporate Finance Department is in charge of managing the budget and results of overseas subsidiaries, and the focus is more likely to be on the management and achievement of results rather than the management of proper accounting treatments or demonstrating the supervisory function. There is room to rethink the allocation of roles under this kind of organization.

As an organizational system, FX's Corporate Finance Department could not directly share figures or information about each subsidiary's accounting treatments under APO's management, and in practice APO had to be contacted each time the necessity arises. If FX's Corporate Finance Department is going to secure the appropriateness of accounting practices and implementing the check-and-balance function over the subsidiaries, then a system needs to be built that will enable flexible and unified management of the figures or data of each subsidiary under APO's management, even if there are merits to a unified information sharing system that goes through APO.

(5) Invigoration of the Board of Directors and Corporate Auditors

Under the Companies Act, the board of directors and corporate auditors play the central role as the organs monitoring the execution of duties by directors. At FX, these organs cannot be said to have been functioning sufficiently.

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As a "system for directors and employees, etc. of the Company and its subsidiaries to report to corporate auditors and system for other reports to the Company's corporate auditors" FX's Business Report states to the effect that "directors and key employees report facts that pose a risk of causing significant damage to the Company, as well as fraud, or breaches of laws, regulations, or the articles of incorporation to the Company's corporate auditors" and "directors, corporate auditors, and key employees of subsidiaries, and persons receiving reports from such persons, report facts that pose a risk of causing significant damage to such subsidiary or the Company, as well as fraud, or breaches of laws, regulations, or the articles of incorporation, to the Company's corporate auditors."

Going forward, an approach is needed that will invigorate the activities undertaken by the board of directors and the corporate auditors by ensuring greater awareness among officers and employees.

(6) Information sharing that leverages a whistleblower system

Whistleblower systems are discussed below (Chapter 9), but of the whistleblower information known within the FX Group, only major matters, such as disciplinary matters or matters that pose a significant risk to business operations, were reported to FH. The judgment as to the importance of each matter was left to the discretion of the FX Group, and if information was arbitrarily concealed on the FX side, it would be difficult for FH to use the whistleblower system to actively discover/know of, and respond to, the matter. Therefore, FH should re-examine how systems should be operated in the FX Group and how whistleblower information in the FX Group should be shared with FH, such as structuring it so that whistleblowers can contact FH directly.

That said, the email from Tony Night in July 2015 did not utilize any whistleblower systems of FXNZ, APO, FF, or the FX Group, and the whistleblowing was carried out by sending emails directly to FX's management and related persons at XC.

This may have been because Tony Night did not know of the existence of these whistleblowing systems, or because Tony Night intentionally avoided using the whistleblowing systems due to doubts as to the trustworthiness or effectiveness, etc. of such systems.

It is possible that the whistleblower system was inadequately publicized to potential users of the system in July 2015, and that there are issues concerning whether the system is user friendly. (The whistleblower system is addressed again in Chapter 9.) FX should therefore consider measures for educating employees regarding the outline, etc. of the whistleblower system so that it becomes a fully functioning system.

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Chapter 8 Issues at FH

1. Why Inappropriate Accounting Practice Could Not Be Prevented

(1) Inadequate Subsidiary Management System

(i) According to FH's Business Report (for the fiscal year ended March 31, 2016; references to the Business Report below refer to the same report; note that FH's internal control system is as summarized in Chapter 2), there is a statement to the effect that "as a holding company, FH supervises the execution of business by its subsidiaries from the perspective of a shareholder, while also conducting uniformly, efficiently, and appropriately business which is common throughout the Group, and striving to maximize the corporate value of the FH Group" as one of the "Systems to Ensure Proper Operations in Our Group." In reality, however, it is possible that an adequate management system may not have been maintained and operated to manage FX.

(ii) Firstly, FH has the "Fujifilm Group: Approval Rules for the Execution of Key Operations" as its rules for managing subsidiaries such as FF, but these rules do not apply to FX and FX's subsidiaries and affiliate companies.

Additionally, the standards for presenting matters to FH's Board of Directors are of course structured so that they require compliance by FX, but according to an interview with FH Director and General Manager of Corporate Planning Division Mr. UU, since the thresholds prescribed in the standards for presenting matters to FH's Board of Directors are high, FX rarely presents agenda proposals.

(2) Structure for Monitoring FX

(i) Firstly, by having FH's officers attend meetings of the Board of Directors in the role of directors and corporate auditors of FX, presumably there was the expectation that they would fulfill a certain monitoring function. Out of the 12 directors that comprise FX's Board of Directors, three are from FH (or FF): Mr. VV, Mr. WW, and Mr. cc. The other directors are either full-time at FX or from XC. Also, Mr. ZZ is appointed as a corporate auditor from FH. Moreover, out of FX's Corporate Vice Presidents, only Mr. cc is from FH (or FF).

Presumably monitoring of FX's management conditions through the discussion of items for resolution and reporting at FX's Board of Directors had a certain effect. However, this was limited to matters presented to the Board of Directors, and its contribution to the early discovery of risk matters such as the Matter might be limited.

FH is FX's parent company, and it holds 75% of FX's shares. As a structure for managing the subsidiary, there is room to consider whether more directors and corporate vice presidents should have been sent.

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(ii) FX has an Officer Nomination and Compensation Committee, and two of the four members are Mr. VV and Mr. WW from FF. However, according to an interview with FH General Manager of Corporate Planning Division Mr. UU, it seems that in reality the Officer Nomination and Compensation Committee accepted personnel proposals from FX as-is, and there are doubts as to whether it functioned adequately to monitor the execution of FX's individual operations.

(3) Inadequate Audit System in the Audit Function

(i) According to FH's Business Report, there is a statement to the effect that "FH has implemented a structure to enable FH's corporate auditors and their staff to regularly audit FH and its subsidiaries, in an effort to ensure the appropriateness of business" as one of the "Systems to Ensure Proper Operations in Our Group."

However, it is difficult to say that this kind of audit system was sufficiently established at FH.

(ii) FH's corporate auditors performed audits of FX Head Office twice a year and 10-20 affiliated subsidiaries every year based on an audit plan, but it is debatable whether this level of auditing was sufficient. Further, there were only three support staff (including one assistant) in addition to the four FH corporate auditors in FH's Internal Audit Division. Therefore, it is possible that the auditing of the FX Group by corporate auditors was not functioning adequately.

(iii) According to an interview with FH's General Manager of Internal Audit Division Mr. SS, the role of FH's Internal Audit Division centered on audits of FF. In relation to FX audits, it is not active, operating only to the extent of being an contact point for FF audit and FX audit information sharing, and with respect to FX audits, it left things to the FX Audit Department, which exceeded FX's capacity in terms of personnel numbers and systems. In fact, FH's Internal Audit Division audited FX only once a year in a special audit. Also when viewing the organization and system of FH's Internal Audit Division, the eight members of FH's Internal Audit Division - one General Manager of Internal Audit Division, four persons in charge of internal audits, three Audit & Supervisory Board Member staff (including one assistant) - all serve concurrently in FF's Internal Audit Division. It seems very likely that this kind of organization and system of the FH Internal Audit Division was not sufficient for adequate auditing of FX.

(4) Inadequate Information Sharing Systems

(i) According to FH's Business Report, there are statements to the effect that "by regularly receiving reports regarding resolution matters and report matters of the boards of directors of

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key FH subsidiaries, and requesting reports on other matters as necessary, FH manages and supervises the important operational executions in the FH Group" and to the effect that "FH proactively promotes the use of IT for the FH Group's operations, and strives to constantly improve the accuracy and efficiency of operational executions" as "Systems to Ensure Proper Operations in Our Group."

However, the reality seems to indicate that it was difficult for FH to obtain important information about the FX Group.

(ii) As stated above, by FH's officers attending meetings of FX's Board of Directors as FX directors, presumably it was possible for there to be a certain amount of management and monitoring of the execution of important operations. However, it cannot be denied that it was insufficient as a system for collecting information on risk issues such as the Matter.

(iii) With respect also to the Audit Department's information sharing system, regular meetings of the FH Audit & Supervisory Board Members and the FX Corporate Auditors (with the FH General Manager of Internal Audit Department and the General Manager of the Internal Audit and Analysis Department of FX also in attendance) were held only about three times per year. It is difficult to believe that there was sufficient sharing of information about audits between the companies.

(iv) The General Manager, Corporate Finance Department of FX, gives a financial performance report to FH concerning FX's financial performance once each month as a regular monthly meeting to report on accounts, but no other information is shared.

(v) FX and FH/FF carry out mutual personnel exchanges, and it is conceivable that they try to achieve routine information sharing. However, as mentioned below, according to an interview with FH General Manager of Corporate Planning Division Mr. UU, FX views XC as the parent company, and FX thus takes a somewhat passive stance on personnel exchanges with FH (or FF). According to the results of this interview, while at the staff level there are personnel exchanges in the engineering departments, there are almost no personnel exchanges to be seen other than that.

(vi) It is presumable that a factor stemming from FX's background, from its establishment to the present day, as mentioned below, are one of the reasons why information sharing between FH and FX cannot be said to be adequate, but in any event, no adequate system has been built and

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managed at FH in order to share FX's information, and it cannot be denied that this point very likely delayed the discovery of the inappropriate accounting practice in the Matter.

(5) Insufficient Information was Collected through Investigation Activities

(i) This also relates to "(4) Inadequate information sharing systems" above, but there is room to consider whether FH's investigation activities with respect to the Matter were adequate. According to the materials obtained by the Committee and interviews, in summary, FH's understanding and its activities to gather material information concerning the Matter are as follows.

(a) FH-CC received a request for a comment regarding the NBR report from a UK research company on October 11, 2016. FH-CC therefore asked FX's Corporate Communications Department about the truth of the Matter and for a proposed response.

In response to this on October 13, 2016, Mr. y, Deputy President Mr. y of FX, reported to Mr. WW, President and Chief Operating Officer of FH Mr. WW as outlined below.

- The over-stated revenue and accounting irregularities indicated in the NBR report were not factual.
- There had been an e-mail from a person named Tony Night in July 2015, but thereafter MSAs had been strictly managed.
- Accounting Firm 1's opinion in 2009 must be confirmed for safety's sake.
- Activities to increase the health of the company will continue in the future.

(b) On December 5, 2016, the FH Internal Audit Division reported the following matters to Mr. WW, President and Chief Operating Officer Mr. WW of FH regarding the information it had obtained from Accounting Firm 2.

- Evaluations of performance financial results from a sales-centric mindset had normalized inappropriate operations.
- Transactions without guaranteed collection of MSA's minimum charges are occurring.

(c) On December 21, 2016 there was a report from the FX Internal Audit and Analysis Department to FH's General Manager of Internal Audit Division Mr. SS regarding the follow-up audit of FXNZ. the FH Internal Audit Division was not satisfied with the report and presented further questions to the Internal Audit and Analysis Department of FX. On December 26, 2016, the Internal Audit and Analysis Department of FX responded verbally to the FH Internal Audit Division regarding the additional questions presented by the FH Internal Audit Division on December 21, 2016.

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(d) On March 3, 2017, FX President Mr. AA and FX Deputy President Mr. y reported the following points to Mr. VV, FH Chairman, Mr. VV and Mr. WW, FH President and Chief Operating Officer Mr. WW.

- The estimated impact on FX's P&L was around ¥3 billion, and it planned to offset the losses via gains on the sale of real estate held by FX Taiwan.
- They had replaced FXNZ's former president.

(ii) In this way, although FH properly carried out operations to collect information from FX, FH relied on the information reported by FX and it did not commence its own investigation. With respect to this point, as stated in Chapter 7 (Issues at FX), FX was not adequately sharing information about the situation with FH. Also, while the fact that FH relied on trustful relations between parent and subsidiary company cannot itself be criticized, the Matter involves inappropriate accounting practices, which by nature are hidden, so naturally it is difficult to clarify the truth of the matter. That being the case, it would be true that there were occasions when FH should have started its own, independent investigation, and this point, combined with the preceding paragraph ((4) Inadequate Information Sharing Systems), presumably is one of the factors that caused a delay in discovery of the inappropriate accounting practice in the Matter.

(6) Relationship with FX's Shareholder XC

(i) FX was established as the sales company for Xerox copiers, initially with Japan as its sales territory, through establishing a joint venture between Fuji Photo Film Co., Ltd. (currently FH) and XC in February 1962 with each company investing 50%. Subsequently, FX successfully improved its operating results, expanded its activities to the manufacture and sale of products, and its territory grew to include China and South-East Asia, in addition to Japan. Currently, the business is structured so that FX manufactures Xerox products with technology licensed from XC, sells these products to XC, and XC sells these products all over the world.

With this background, Fuji Photo Film Co., Ltd. (currently FH) acquired an additional 25% of FX's outstanding shares, increasing the shareholding in that company to 75% and transformed that company into a consolidated subsidiary (note that FH changed its trade name from Fuji Photo Film Co., Ltd. to its current trade name as of October 1, 2006).

(ii) In the meantime, each sales subsidiary under FXAP that is under investigation in the Matter were XC's sales subsidiaries in New Zealand, Australia, Malaysia, and Singapore. These subsidiaries were transferred to FX pursuant to an agreement between FX and XC to expand

[Tentative English translation for information purpose only]

FX's sales territories internationally outside of Japan, and were originally under the management of XC as its sales subsidiaries. FXAU and FXNZ with which the Matter is concerned were also entities transferred to FX from XC under such circumstances.

Perhaps due to such background, according to the interview with FX's Chairman Mr. HH, each of these sales companies under FXAP conducts their business operations in the XC style in some respects, and in some cases has a stronger relationship with XC than FX.

(iii) Additionally, due to the fact that FX was established as XC's sales company in Japan, the content of its business, operating methods, and governance relied on XC's methods, and to the fact that it still uses XC's technology to manufacture and sell products, it seems that the influence of XC – which holds a 25% stake – is significant. For example, according to FH General Manager of Corporate Planning Division Mr. UU, FX continues to view XC as it were its parent company in some respects.

In other words, while FH is FX's parent company with a 75% stake in FX, it is inferred that FH's minority shareholder XC is assumed to continue to have influence on FX in excess of its shareholding ratio. On the other hand, it cannot be denied that there is a tendency at FX of wanting to do the minimum necessary in terms of management, approvals, and reports with respect to FH, which holds a 75% stake.

(iv) This historical background between FH and XC and the relationship between FH and FX have not necessarily found to be the direct causes of the inappropriate accounting practice in the Matter. However, at the very least these may provide the background for inadequate management, supervision, and obtaining of information by FX and FXAP with respect to each subsidiary under FXAP as discussed in the preceding chapter and this chapter, and for FX's reluctance to share information with FH (or FF), and it would seem the possibility that these factors may have indirectly hampered the sharing of information between FH and FX and adequate and substantial management of subsidiaries by FX that could have prevented the Matter is undeniable.

2. Measures to Prevent Recurrence (Reform Measures)

(1) Rebuilding Subsidiary Management System

FH needs to put in place a subsidiary management system that also applies to FX. It should also, as necessary, revise the rules for presenting matters to the Board of Directors and other related rules, and consider implementing a system to involve FH in decision-making at FX above a certain level.

[Tentative English translation for information purpose only]

In additional to building these kinds of systems, FH needs to supervise the operational execution by FX on a day-to-day basis and share information by taking measures such as positioning necessary personnel in FX's Board of Directors and corporate Vice President .

(2) Strengthening of Audit System Functions

Firstly, many of FH's corporate auditors also serve as corporate auditors of FF, and the Committee believes that there is a physical limit to the audit activities that can be performed for FX. The Committee believes that it may be necessary to consider a system that makes it physically possible to audit FF and audit FX. We also think that it is worth considering appointing a dedicated corporate auditor at FH to appropriately manage and oversee audits of FF and audits of FX.

Additionally, the Committee believes that there is a physical limit that makes it difficult for FH's Internal Audit Department to carry out adequate audit activities. In other words, as set forth above (1(3)(iii) of this chapter), the eight members of FH's Internal Audit Department all also concurrently serve in FF's Internal Audit Division. However, such a system may not allow adequate audits of FX to be performed. Normally, it would be necessary for FH's Internal Audit Division to create a system and rules enabling them to audit FX on a day-to-day basis, but the Committee surmises that at present there are physical limits on performing audits of FX. Therefore, it would be beneficial to consider appointing dedicated FX audit personnel or, alternatively, appoint dedicated FH audit personnel. At the very least it is desirable to put in place an organization that includes enough personnel to audit FX.

FH also needs to consider sharing audit-related information, such as by holding liaison meetings between the FH's Internal Audit Department and FX's Internal Audit and Analysis Department. Further, in order for the FH Group to efficiently perform audits, FH needs to consider putting in place a system allowing for more integrated audit activities, such as partially integrating the functions of the FH Internal Audit Department and FX's Internal Audit and Analysis Department or the exchange of personnel.

(3) Information Collection and Sharing that Utilizes Whistleblower System

According to FH's Business Report, there is a statement to the effect that "by establishing contact points ("Helpline") both inside and outside the Group for consulting, communicating, and whistleblowing in relation to the FUJIFILM Group Code of Conduct, the Company and its subsidiaries shall endeavor to detect violations early, and shall handle such matters appropriately" as one of the "Systems to Ensure Proper Operations in Our Group."

Whistleblowing systems are discussed in detail in the following chapter (Chapter 9), but in the Matter, the details of the whistleblower reports at FXNZ, FXAU, and various sales

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subsidiary under FXAP were not automatically shared with FX, much less FH, which can be cited as an issue with the system. Accordingly, the state of the whistleblowing system in the FH Group, as well as how whistleblower information is shared at FH with the FX Group should be reexamined. Further, for the whistleblowing system to function adequately, providing education, etc. to employees regarding the outline of the system should be considered. These points are as discussed in paragraph 3(6) of Chapter 7.

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Chapter 9 Implementation of Whistleblower System and Monitoring Its Operation

1. Implementation Status of Whistleblower System at Each FH Group Company

(1) Implementation Status of Compliance System in the FH Group

In 1999 FH called attention to the promotion of corporate compliance, and as a basic policy for the conduct of activities by the corporate group that consists of FH and its subsidiaries (the "FH Group"), in addition to establishing the Fujifilm Group "Charter for Good Corporate Behavior" FH established the "Fujifilm Group Code of Conduct" for the purpose of making sure that activities and actions are taken in accordance with that Charter and in line with laws and regulations and social ethics.

Furthermore, with the purpose of improving and maintaining legal compliance and ethics throughout the FH Group's corporate activities, FH established the FH CSR Committee and a department devoted to the promotion of compliance that endeavors to spread and improve compliance consciousness throughout the FH Group.

FH does not have its own whistleblower helpline.

(2) In April 2004 FF established the Compliance and Risk Management Division (the "CP&RM Division") as a dedicated organization, and since risk reporting and compliance are two sides of the same coin, such as where risk reporting matters lead to compliance matters, FF's CP&RM Division concurrently serves as the secretariat for both the Compliance Committee and the Total Risk Management Committee.

The whistleblower system at FF is as shown in the diagram below. As mentioned above, contact points ("Helpline") for receiving requests, notifications, and reports of findings and concerns related to the Fujifilm Group Code of Conduct, Fujifilm Group Charter for Corporate Behavior and other compliance matters have been established, and it is structured in collaboration with FH.

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FF Group Consultation Flow Chart (Risk and Compliance Matters)
FH CSR Committee
FF Total Risk Management Committee
FF Compliance Committee
FH CSR Committee Secretariat
Officer in charge of CSR/Audit & Supervisory Board Member
Divisions, Group Companies
Total Risk Management Committee Secretariat (General Manager of Compliance and Risk Management Division)
Compliance Committee Secretariat (General Manager of Compliance and Risk Management Division)
Divisions, Group Companies
Division General Manager
President of each company / officer in charge of risk
FF Compliance Helpline
Supervisor
Supervisor
Helpline at each company
Group company employees
Fujifilm employees

(Extracted from materials provided by FH)

Whistleblowing policies & procedures are as follows.

It is possible for an FH employee or an employee of an FH Group company (an "FH Employee, etc.") to consult the FF Compliance Helpline, which is an outside organization, and the Helpline will report the matter to the secretariat that is under the control of the General Manager of FF CP&RM Division (the "CP&RM GM"). That secretariat is the secretariat of the Total Risk Management Committee that has jurisdiction over risk matters coupled with the secretariat of the Compliance Committee that has jurisdiction over disciplinary matters, and depending on the matter it will report the matter to the relevant committee. In response to a report, in addition to investigating and giving remedial instructions and the like, where necessary, to related departments and group companies while taking into consideration the details of the whistleblower report and requests, etc. by FH employees, the aforementioned secretariat confirms the progress of investigations, proposes improvement measures, and alerts other companies and other departments. Also, in addition to reporting risk matters immediately and regularly (once a month) to the officers in charge of CSR, Corporate Auditors, Head of Internal Audit Division (the audit division that is under the direct control of the FH President), the aforementioned secretariat reports immediately and regularly (one time per quarter) to the FH CSR Committee Secretariat.

In addition to FF's CP&RM Division concurrently being the secretariat for the Compliance Committee and the Total Risk Management Committee as set forth above, the same person is concurrently the general manager of FF CSR and FH Corporate Planning CSR group, so close cooperation is possible in compliance and risk management within the FH Group.

[Tentative English translation for information purpose only]

Furthermore, measures are in place to ensure that a whistleblower will suffer no disadvantage due to making a report (Article 13 of the Rules for Operating the Compliance Helpline System), and feedback regarding measures taken with respect to a reported matter is given to whistleblowers who reveal their names (Article 12 of said Rules).

It is also possible for FH Employees, etc. to directly consult with an immediate superior, a department or division manager in the company to which the employee, etc. belongs, the president of each company, and the officer in charge of risk at the relevant company (the "Manager, etc."), and even in such a case, there may be cases where the Manager, etc. makes a report to the aforementioned secretariat.

(3) Implementation Status of Whistleblower Systems at FX and FX-affiliated Companies (All-FX)

In the FX Group, the "All-FX Risk Management Rules", which apply to all FX Group companies both within and outside of Japan (collectively called "All-FX"), were established on June 1, 2002. Those rules define risk as "an event that if materialized would have the possibility of causing an impact that is contrary to the achievement of management objectives" (Article 4.1), and they provide for organizations and roles for carrying out planning, implementation, inspections, rectifications, and the like of risk management in All-FX and each company of the FX Group and a system for sharing information among related institutions, etc.

Furthermore, On April 20, 2004, the FX Group established the "ALL-FX Compliance Helpline Guidelines" and implemented the FX Group's own whistleblower system, the "Compliance Helpline", separate from the FH Group (see diagram below).


Helpline user / Whistleblower
Receipt
Dedicated email address
Sealed document
Receipt
Tel/Internet
Response status/result feedback
External helpline
(DIAL SERVICE CO.,LTD.)
Written report
Request for response
HR Department, Labor Relations Group
(Compliance & Helpline Secretariat)
Each FX department
Response report
Sales Company/Affiliated Company
Quarterly report
"Ethics & Compliance Activities Report
FH CSR Committee Secretariat
FX Management (Ethics and Compliance Committee)
FUJI XEROX

(extracted from materials prepared by the FX Human Resources Department, Employee Relations Group)

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(4) The consultation process is as follows: If a person directly or through an external helpline contacts the Compliance & Helpline Secretariat that comprises the All-FX Compliance Helplines (the operating department is the FX HR Department, Labor Relations Group), that Secretariat, based on its investigatory authority, requests a response from FX's departments, sales subsidiaries and affiliated companies and receives a report on that, and if an act in violation of compliance or the like is confirmed, the Secretariat makes a report to the officer in charge of ethics, etc., and specifically, a report is made to the FH CSR Committee Secretariat and the FX Chairman and FX President, and to the persons in charge of All-FX risk management, etc. Also, if an organizational response is required for a specific risk matter, the ALL-FX Risk Countermeasures Study Committee, which is a temporary organ that assists ALL-FX risk management committee bodies, may be established, and a CSR meeting may be convened.

(5) Implementation Status of Whistleblower Systems at FXNZ and APO

   (i) FX has issued directions to implement whistleblower systems within the FX Group from 2006. In response to this, implementation of a whistleblower system went forward in the Asia Pacific region under the management of APO, including FXNZ, and currently a whistleblower system is operative in international FX subsidiaries other than FX Myanmar and FX Cambodia (as of April 21, 2017).

   (ii) FXNZ implemented its whistleblowing policy (titled "WHISTLEBLOWING POLICY") (revised as of March 25, 2009). The Whistleblowing Policy sets forth the title name and position of the employee to contact, and as a specific contact point, employees were all made aware of the phone number of the New Zealand government's Employment Relations Infoline. The policy was revised again as of August 8, 2016, and the contact point for FXNZ was changed to Accounting Firm 4. This is how the policy continues to operate currently.

   (iii) Although FXAP has put in place a whistleblower system covering its own employees (please see "WHISTLE BLOWING - POLICY & PROCEDURE" dated January 1, 2009), it has not had a contact point for employees, etc. of its overseas subsidiaries.

   If a whistleblower reported something at an FX overseas subsidiary under APO umbrella, including FXNZ, the details would be reported to the MQO of APO (General Affairs Division), and if the report involved human resources, a report would also go to APO HR (Human Resources Division). Whether the details of a whistleblower communication at each company would be reported to APO was ultimately at the discretion of each company's MD, and there were differences in how the system was operated at each company. Mr. A's case resulted in a change in the system so that from May 2016 reports regarding the MD of any company would

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go directly to the MQO of APO, etc. without going through each MD.

Because the whistleblower systems operating in each of the FX overseas sales subsidiaries are basically systems that are operated independently by the relevant subsidiary, they do not share whistleblower system rules and operations between companies, and because there are no clear basic rules and standards for reporting to APO, as it is, they are self-contained in each of the overseas subsidiaries under the APO umbrella and they do not form a coordinated system under APO. Accordingly, APO is moving forward with work to establish uniform operational guidelines in 2017 that aim to clarify the rules for escalation to APO of whistleblower reports that are made at each company.

(iv) Depending on the importance of the details of the whistleblower report as understood by APO, the matter will be further reported to FX. In the reporting guidelines concerning risk management, the level of importance for determining whether a report is required is divided into five categories, with level 1 being the lowest, and level 5 being the highest; level 4 and above are matters to be reported.

* Criteria for level 4: Matters that will have an accounting impact in excess of one billion yen; matters involving death, a suspension of business for a week or more, long-term environmental pollution, etc.

In addition to it being fundamentally the decision of the APO's President as to whether to report to FX, if in light of the criteria set forth above it is clear that a report to FX is required, there are cases in which a report to FX will be made immediately without waiting for the president's decision. At FX the point of contact for reports from APO is the FX General Affairs Department Risk Management Group for reports from APO's MQO, and the General Manager of Corporate Human Resources Department for reports form APO's HR.

2. Operation Status of Whistleblower System at Each FH Group Company

(1) Operation Status, etc. of Whistleblower System at each FH Group Company

A whistleblower system is in operation at the FH Group in accordance with the rules, etc. discussed earlier. In addition to the handling of all types of matters, there is information sharing by the FX Group through regular reports such as the Ethics and Compliance Activities Report and the Risk Management Activities Report from FX.

The number of whistleblower reports in the FX Group from FY2010 to FY2015 is as follows; it can be said that the whistleblower system is in relatively wide use.

FY2010: ** reports

FY2011: ** reports

FY2012: ** reports

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FY2013:　　** reports

FY2014:　　** reports

FY2015:　　 ** reports

However, since the FH Group Helpline is not made available in the FX Group, there are no cases of a report from the FX Group. Also, in the same vein, a mechanism for escalation of whistleblower reports from the FX Group to FH has not been put in place yet.

(2) Operation Status of Whistleblower System in the FX Group

There is a whistleblower system in operation in the FX Group in accordance with the rules, etc. discussed earlier, and as mentioned in (1) above, there is information sharing by means of regular reports, etc. to the FH Group.

The number of whistleblower reports through the All-FX Compliance Helpline from FY2010 to FY2015 is as follows; it can be said that the whistleblower system is in relatively wide use.

FY2010:　　** reports

FY2011:　　** reports

FY2012:　　** reports

FY2013:　　** reports

FY2014:　　** reports

FY2015:　　** reports

The Committee notes that, for example, for only the three months from October 1 through December 31, 2016 there was a total of ** cases of use of the All-FX Compliance Helpline. Of those, excluding ** cases (cases to which a response was impossible due to anonymity and a lack of required information, inquiries concerning the method of use, and matters not subject to helpline use), there were ** cases for which there was a concrete response.

On the other hand, the Committee considers, from the provisions of the rules, that the All-FX Compliance Helpline includes FX's international subsidiaries, etc. as users (Article 3(3) of the "ALL-FX Compliance Helpline Operational Rules"), but it is actually premised on use by FX and its Japanese subsidiaries, and there have been no cases of an FX international subsidiary, etc. directly contacting the helpline. Additionally, the Committee could not find any signs that indicated thorough utilization of the system, such as making all employees aware of the actual existence of the All-FX Compliance Helpline, and in substance, presumably, the FX whistleblower system was actually operated in a way that restricts its use to FX and its domestic affiliated companies.

Further, as discussed above, a structure has not been put in place yet for matters reported by whistleblowers at each international subsidiary under FXAP to be escalated to whistleblower reports to APO or from APO to FX.

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Of the risks ascertained by the company, certain events are defined as being a crisis in Article 4.4 of the ALL-FX Risk Management Rules (according to that provision, a crisis is defined as an event such as an accident, disaster, or misconduct that will actually and clearly place at risk the company's assets, business, value, or the life, body, or property of a related person and that is considered to require an urgent response), and if a whistleblower report concerns this kind of situation, the person in charge of risk at each company is supposed to make an entry about such a matter in the FX internal database called the "Crisis Prompt Reporting System". However, since it is up to each person whether to make an entry into that system, there are certain limitations on understanding whistleblower report details using that database.

(3) Operation Status of Whistleblower System at FXNZ

** reports regarding FXNZ were confirmed for the period from September 2015 to February 2017, but there was no record of use of the whistleblower system prior to that. Taking into account facts such as that FXNZ's policy with respect to the aforementioned whistleblower reports did not provide a specific contact for receiving reports, it is possible that, as of July 2015, education of potential users about the whistleblower system was insufficient, and there may have been issues as to the ease of use of the system.

The whistleblower email in the name of Tony Night in July 2015 did not use the FXNA, APO, or FX Group whistleblower systems.

In light of the fact that the email was sent to multiple recipients with addresses that would not be known unless one were involved with the company, the Committee surmises that it was sent by someone in the FX Group.

The Committee considers that the person using the name Tony Night may have intentionally avoided using the whistleblower systems because they either did not know the existence of the FXNZ or FX Group whistleblower systems, or had doubts about the trustworthiness or effectiveness of the whistleblower systems, or for other reasons.

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Chapter 10 Audit by the Accounting Auditor

In conjunction with the term of office of FH's accounting auditor expiring at the close of the ordinary general shareholders' meeting held on June 29, 2016 (the term of office under the Companies Act is one year), FH considered the number of continuous audit years, etc., and decided to change the accounting auditor. At the end of the fiscal year ended March 2017, FH switched from Accounting Firm 1-1, with which the predecessor accounting auditor was affiliated, to Accounting Firm 2-1. In conjunction with the change of the accounting auditor at the parent company, FF and FX, subsidiaries of FH, also changed the accounting auditor at the same time following the request of FH.

FH is a listed company and undergoes an accounting audit by a certified public accountant required in the Financial Instruments and Exchange Act (the audit is governed by US GAAP) as well as an audit by an accounting auditor based on the Companies Act. FF and FX (including their domestic sales subsidiaries and other subsidiaries) are non-listed subsidiaries, and they undergo audits by an accounting auditor required in the Companies Act. Other overseas subsidiaries undergo audits by overseas auditors in each of the countries where the subsidiaries are located by the same member firm as the accounting auditor of the parent company, the Accounting Firm 1 global member firm in the case of Accounting Firm 1-1, and the Accounting Firm 2 network firm in the case of Accounting Firm 2-1. According to Accounting Standards Committee Statement No. 600 "Group Audits" published by the Japanese Institute of Certified Public Accountants (the "Group Audits"), an accounting auditor should be treated as an "other auditor" under the audit system, even if the auditor is an overseas accounting auditors affiliated with the same member firm, etc.

1. Status of Audits by Predecessor Accounting Auditor

Accounting Firm 1-1, the predecessor accounting auditor, conducted an audit of FH's consolidated financial statements for the fiscal period ended March 2016, and also conducted an audit of subsidiaries FF and FX, and their domestic sales subsidiaries and other subsidiaries (the "FH Group Audits").

In order to understand the status of audits, the Committee first confirmed the audit system for the FH Group Audits, in other words, the makeup of the audit team that engaged in auditing, the number of years of continuous involvement, and the investigative circumstances of the existence of vested interests. Next, the Committee confirmed that the audit plans for each company pertaining to FH Group audits stated matters required by audit standards, such as, as an outline of the audit, the audit criteria and scope of coverage, the basic approach of the audit, the risk identification and evaluation flow, treatment of risks requiring special consideration, and other priority audit items, the basic approach, etc. and audit team organization and annual audit schedule for audits of consolidated

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financial statements and internal control audits, communications with Corporate Auditors, and the audit firm's quality control system.

Also, in order to grasp an outline of the audit results after audit implementation, the Committee examined the contents of the various reports such as the explanation of audit results. The Committee confirmed the handling of risks requiring special consideration, other priority audit items, unmodified misrepresentations, the organization and audit performance of the audit team, communications, etc. with Corporate Auditors, and the implementation of department and head office examinations of individual matters during the audit period.

2. Status of Audits by Other Auditors Used by Predecessor Accounting Auditor

In the group of FX subsidiaries in the Matter, there is FXAP, which is a regional headquarters company under the FX umbrella, and moreover, under FXAP there are each country's sales subsidiaries such as FXNZ and FXA. In preparing consolidated financial statements, the financial statements of sales subsidiaries such as FXNZ are first consolidated at FXAP, then those are further consolidated with FX by bringing in domestic sales subsidiaries and FX China, etc., and finally FH is included in the group's consolidated financial statement.

Other than the companies for which Accounting Firm 1-1 took direct charge of audits as accounting auditor, the auditors of overseas subsidiaries (in other words, the group of overseas sales subsidiaries such as FXAP, FXNZ, FXA, and FX China) were the Accounting Firm 1 offices located in each country, which belong to Accounting Firm 1 and are Accounting Firm 1-1's global member firms, and which conduct audits as other auditors.

If work concerning financial information of some units required for an audit of the FH consolidated financial statement is delegated to the other auditors, it is necessary to implement required procedures in accordance with the aforementioned Group Audits. When understanding and evaluating, etc. audit capabilities, etc. of the relevant unit's auditor in the case that the other auditor belongs to the same member firm, since as a member of the same firm, the other auditor follows common quality control and monitoring policies and procedures and common audit methods, it is possible to use a limited procedure for the evaluation, which differs from the procedure that ordinarily is used, and the predecessor accounting auditor understands and evaluates the other auditors' audit capabilities, etc. in conformance with that procedure. Also, the Committee confirmed that audit instructions given to other auditors and the receipt of audit result answers and evaluations of their appropriateness are conducted in conformance with the Group Audit provisions.

Furthermore, the FXNZ financial statements that are at issue in the Matter are not covered by the FH Group audit from the March 2012 period to the March 2015 period because by measure of the materiality threshold (normally based on percentage weightings of a number of financial values, etc.), they were not found to have audit materiality. However, as part of the APO sub-consolidated

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audit rotation, a review for important items was implemented for the March 2016 period, while during the audit period FXAP was subject entirely to a full scope audit.

The Committee notes that the other auditor (Accounting Firm 1-2) separately conducted a statutory audit of FXNZ based on domestic law as required in the country where it is located.

3. Status of Audits by Successor Accounting Auditor

Accounting Firm 2-1, the successor accounting auditor, conducted an audit of FH's consolidated financial statement for the fiscal period ended March 2017 (April 1, 2016 to March 31, 2017), an audit of subsidiaries FF and FX, and their domestic sales subsidiaries and other subsidiaries, and in other words an FH Group Audit. It also submitted an independent auditor quarterly review report for the consolidated financial statement up until the third quarter (December 2016).

At this stage of this Investigation by the Committee, Accounting Firm 2-1 is still conducting audit procedures for the period ended March 2017.

The Committee confirmed the audit system for the FH Group Audits, in other words, the makeup of the audit team that engaged in auditing, the number of years of continuous involvement, and the investigative results of the existence of vested interests. The Committee confirmed that the audit plans for each company pertaining to the FH Group are revised by adding appropriate amendments corresponding to newly discovered audit risks, that points thought to be necessary when preparing audit plans are stated, and that matters required by audit standards are stated.

The principal details stated in audit plan outline are generally as follows: as the audit and quarterly review outline, it gives an outline of the risk-based audit plan, the audit plan for irregularity risk, effective and efficient implementation of integrated audits, the group audit approach, and implementation of quarterly reviews, and as the material audit points, it states risks that require special consideration and other material points. Moreover, as the audit and review system, in addition to the domestic and global systems, it states the scope of work and implementation schedule, etc. concerning the implementation of audits and reviews, and with respect to the communication plan, it describes communications, etc. with management, etc. and Corporate Auditors, etc., and finally, it describes the audit firm's quality control system.

Also, in order to grasp an outline of the status of audit implementation and their results up to the present time, the Committee examined the review results outline report, etc. from the first quarter to the third quarter. The principal details stated were the persons who engaged in the review, the review implementation circumstances, the main review procedures, important unit procedures, examination status, handover from the predecessor accounting auditor, and individual reports, etc. of unmodified items and past year items and other items for consideration.

A number of items for consideration were discovered in the course of implementing the quarterly review, but the Committee confirmed that corporation-prescribed discussions and

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examinations and the execution of new contracts and other points underwent upper-level examination upon submission of the quarterly review report.

The Committee examined the details set forth in the independent auditor quarterly review reports for FH's first to third quarters (the first quarter report was submitted on August 10, 2016, the second quarter report was submitted on November 8, 2016, and the third quarter report was submitted on February 10, 2017), but the conclusions of those reports are so-called unqualified conclusions, which say that in looking at all material items, there was insufficient evidence to conclude that the financial condition, financial earnings and cash flow for FH and its consolidated subsidiaries were not in accordance with US GAAP.

4. Status of Audits by Other Auditors Used by Successor Accounting Auditor

The Accounting Firm 2 firm in each country belonging to the Accounting Firm 2 network to which Accounting Firm 2-1 belongs conducted audits as an other auditor of overseas subsidiaries other than the aforementioned FH, FF, and FX and its domestic sales subsidiaries for which Accounting Firm 2-1, the parent company's accounting auditor, directly carried out audits.

The fact that it is necessary for other auditors to implement required procedures in accordance with the aforementioned "Group Audit" when work is delegated concerning financial information of some units that is required for an audit of FH's consolidated financial statement is the same as the case of Accounting Firm 1-1 as set forth above, and it is possible to use a limited procedure for the evaluation, which differs from the procedure that ordinarily is used, and the successor accounting auditor understands and evaluates the other auditors' audit capabilities, etc. in conformance with that procedure.

Also, the Committee confirmed that audit instructions given to other auditors and the receipt of audit result answers and evaluations of their appropriateness are conducted in conformance with the "Group Audit" provisions. Moreover, with respect to FX's subsidiaries, the Committee separately received an explanation from the FX audit team that it gave audit instructions and incorporated those audit results.

The Committee notes that in the Matter, FXNZ was originally placed outside the scope of the Group Audits in the audit plan because of a determination of its audit materiality (it was not subject to audit), but after an article claiming accounting irregularities was published in a local newspaper in 2016, the FX audit team additionally instructed the FXNZ audit team to conduct audit work pursuant to "specified procedures," and an audit was conducted. Furthermore, the other auditor (Accounting Firm 2-2) separately conducted a statutory audit of FXNZ based on domestic law as required in the country where it is located.

[Tentative English translation for information purpose only]

5. Occurrence of the Matter and Subsequent Handling by Each Accounting Auditor

An article was published in a New Zealand newspaper on September 22, 2016 that claimed accounting irregularities at FXNZ. The audit team at Accounting Firm 2-3 contacted the audit team at Accounting Firm 2-1, the successor accounting auditor, and it was the first time the Matter came to light. However, it is recorded that FX's and FXNZ's explanation was a false account at odds with facts in the interview conducted by the Accounting Firm 2-1 audit team with FX's Legal Department and the interview conducted by Accounting Firm 2-2 on October 31, 2016 with FXNZ's management team. Accounting Firm 2 conducted a review of the audit report prepared by the predecessor accounting auditor as well as an interim audit to continue the audit agreement, which led to planning the implementation of additional audit procedures regarding the fiscal period ended March 2016 and earlier periods. That, in turn, led to a briefing by Accounting Firm 2-2 on February 9, 2017 regarding the existence of some circumstances regarding the Matter and a report to FH's Accounting Division and the Corporate Auditors. Further, a series of conference calls were held with Accounting Firm 2-2 from February 14, 2017, during which the following points were discovered for the first time: that an internal person blew the whistle in the past, that statements were included in the results of FXNZ operations investigation conducted by another accounting firm and in the results of interviews of FXNZ conducted by a law firm suggesting the existence of the Matter, and that an investigation team was dispatched from FX to FXNZ to do an on-site investigation.

Under these circumstances, and after several requests to FXNZ, Accounting Firm 2-2 submitted a letter regarding suspicion of wrongdoing on March 21, 2017 titled "Accounting Firm 2 Fraud Letter". With that, Accounting Firm 2-1 told President of FH, the full-time Corporate auditors, General Manager of Audit Department, and the group head of accounting that there may be a material impact on FH's consolidated financial statements and that it had determined that opening a formal investigation was necessary.

The Committee believes that after this, Accounting Firm 2-1 began to consider the necessity, etc. of adding audit procedures to address new audit risks in light of the results of the investigation conducted by FH's internal investigation team and the developments yielded in the investigation conducted by the Committee.

The Committee also believes that Accounting Firm 1-1, the predecessor accounting auditor, began to consider the necessity of adding audit procedures for previous fiscal years to address the newly identified audit risks in light of these investigations, etc., in the same manner as Accounting Firm 2-1.

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6. Evaluation of the Audit Results Produced by Accounting Auditor

The audits conducted by both accounting auditors before the Matter arose are stated in 1. and 3. above. However, as stated in each of the matters above, ultimately the audits conducted by the accounting auditors failed to prevent the occurrence of the issues concerning the Matter at the FH group or detect them early.

The Committee surmises, as stated in the summary of each matter above, that the following events affected this situation: that internal controls were thwarted by collusion between related parties, that fabricated audit evidence was submitted and false explanations at odds with fact were given to the accounting auditor, that there was accounting irregularity at companies outside the scope of audits that were deemed not important for audit purposes, and that the accounting auditor—an independent third party that was not authorized to directly or forcibly investigate the facts concerning outside related parties who were outside the FH group—had difficulties collecting facts, etc. as audit evidence that were at odds with the company's explanations in the course of the audits.

The purpose of this investigation was to investigate specific lease transaction issues, the existence of similar issues, and the facts at overseas sales subsidiaries, to analyze the cause of the issues, and to suggest measures to prevent recurrence. Further, because the section "Other Matters Deemed Important by the Committee" was added, the Committee considered whether it would be appropriate to include an evaluation of the appropriateness of the audits conducted by the accounting auditors. However, to evaluate the appropriateness or suitability of the results of an accounting auditor's audit of consolidated financial statements, each accounting auditor usually needs to evaluate the overall framework of the business being audited (programs and systems) regarding all the subject fiscal years, and to comprehensively and specifically investigate and evaluate retroactively the individual audit reports covering all the individual audit procedures. The Committee concluded that it would be difficult to thoroughly investigate and evaluate all these in this Investigation.

[Tentative English translation for information purpose only]

Chapter 11 Reasons Why the Inappropriate Accounting Practice Could Not Be Avoided

Our analysis of the causes of the inappropriate accounting practice in the Matter is as respectively stated in Chapter 3, Chapter 4, and Chapters 6 through 8. While the issues that occurred in New Zealand and Australia and their causes have much in common, the issues at APO (Chapter 6) are issues of a different dimension (this is shared with the issues at FX as set forth in Chapter 7), and the issues at FH (Chapter 8) can be said to be an even different issue.

Accordingly, below the Committee will first examine the issue of the "sales pressure" that is pointed out in Chapter 3, Chapter 4 and Chapter 6, and thereafter, the Committee will discuss the material issues behind the causes raised in each chapter.

1. There Was Pressure with Respect to Sales

In the interviews in this Investigation, a number of the interviewees (APO-related people) said that pressure from FX to attain business results (especially to achieve sales) was very intense. In particular, people who were involved in budget allocations and personnel evaluations at FXAP from around 2009 through 2015 uniformly made statements to the effect that with the economic decline and slowdown of growth in Japan, there were expectations from all of FX for the China and Asia region to act as a driving force to restore business performance, and the regions attracted attentions of all of FX.

If one looks at the budget formulation materials from that time, for example, in the December 2009 FX Corporate Executive Committee materials titled "FX FY2010 Budget Compilation Policy (Draft)", in the context of how to achieve growth, there is the statement, "capturing opportunities in growth regions > AP China growth strategy". In the February 2010 FX Corporate Executive Committee materials titled "FX FY2010 Budget (Draft)", on the page titled "Direction to Aim For in FY2010," as a budget formulation emphasis item, there is the statement "Driving FX consolidated earnings through growth that is greater than the GDP expansion of each country" with respect to "growth by active investments in the Asia/China market." Also, in the July 2010 FX Corporate Executive Committee materials covering the second half of 2010, it is possible to find the expression "Growth in Asia/China" as one of the second-half budget formulation themes (next to business performance turn-around: return to sales volume of 1 trillion yen "*Mo iccho yaruzo!!*" which has a double meaning of "Do one more time!!" and "Achieve one trillion!!" in Japanese). From the fact that growth in Asia/China was repeatedly raised as a topic at the Corporate Executive Committee and the ardor of "*Mo iccho yaruzo!!*" at FX, which strictly managed budgets from the first, it is not difficult to imagine that FX headquarters was placing considerably strong expectations on the officers in charge of AP at that time. Strong expectations from management tend to become strong pressure on subordinates.

[Tentative English translation for information purpose only]

Furthermore, from a survey conducted by the Committee, facts have come to light such as that excessive pressure to achieve sales is also seen at FX offices in Japan, that some business divisions are directed to come up with "pride values" (the figure to achieve with one's pride at stake), and the "pride values" were used as a tool to push staff to achieve targets toward the settlement of accounts for FY2016.

In light of the sales-centric corporate culture at FX, and given that the Committee perceived these kinds of facts through the Investigation, it is strongly surmised that setting aside Japan, at least at the sales subsidiaries under the APO umbrella, there probably was severe pressure to achieve sales coming from the FX headquarters through APO already at the time around 2009 when the lease transactions that became an issue in the Matter came to be actively carried out. Furthermore, it can be found that this strong expectation by FX management towards achieving business results was a company-wide tendency of not only the Asia region covered by APO, but the FX Group, including within Japan.

2. Causes of the Inappropriate Accounting related to the Matter at FX, FXNZ and FXA

(1) The Finance Department at APO also was Responsible for Financial Performance Management

That the APO Finance Department, in addition to having accounting and finance check functions, also performed the role of performance management, can be raised as one of the main causes of the inappropriate accounting practice carried out at FXNZ and FXA. This is said to be the FX group's traditional culture, but there were great expectations from FX headquarters for the region under APO's management to be the driver in performance recovery. Accordingly, at a time when naturally this was viewed by senior management (at the time, APO's CEO was Mr. w) as a top priority (and accordingly, as is seen in 1. above, given the strong pressure towards achieving business results), since the same person was in charge of both functions, the Committee surmises that there was a sense of crisis that measures had to be taken to achieve the goal and some way had to be found in order not to bring about an adverse impact on achieving business results, even if it is an inappropriate accounting practice. The head of APO's Finance Department at the time, Mr. v, on instructions from the head of APO, Mr. w, made the internal audit function ineffective by intervening in the internal audit reporting line and trying to give "suggestions"; it is difficult to consider that there was no relationship between his position and the pressure that was APO was subject to. Of course, Mr. v was the person responsible for ensuring that proper accounting practices were followed in formulating accurate financial statements for the firm; that he was also responsible for financial performance management is obviously not a justification for his inability to fulfil these responsibilities.

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In any event, the fact that internal control restraints did not function because APO's finance department also was responsible for financial performance management functions, is one of the important causes that brought about the inappropriate accounting practice in the Matter.

(2) Corporate Culture of Concealing Information from Accounting Auditors and Stance on Accounting Audits

In interviews in the Investigation, a number of people related to this Matter, including Mr. T, Mr. CC, Mr. R (the head of APO), staffs of the FX's Corporate Finance Department, Mr. w (Executive Vice President of FX and the head of APO as Mr. R's predecessor) and Mr. y (FX Deputy President), stated that they had no awareness that the recording of sales based on a MSA that does not meet conditions as a capital lease is "accounting irregularity". When asked the reason for that, they answered, "(this process) had cleared the audit (up to the prior fiscal year)" and "since no comment was made in audits until then, I thought there was no problem". On the other hand, the Committee considers all of them understood that the MSAs that fell short of Target Volumes (particularly those that have no provision for the client to pay a Minimum Payment), though large sales are recorded at the time of lease inception, entailed risk in terms of recovering the full transaction amount from the start, and that as a result they are transactions that are sales with no substance. The Committee also considers that at least FX Deputy President Mr. y, Executive Vice President of FX Mr. w, and APO accounting member (at the time) Mr. T understood also that they do not meet the lease accounting requirements listed as assumptions in the written opinions by the two independent auditors in 2009. While understanding that (however, to what degree they understood, including accounting significance, differs for each of them, and the degree of their understanding differs slightly), they concealed that reality from and did not report it to the independent auditor that was in charge of audits, and they reasoned that if no comment was made in an audit, it had "passed the audit" (in other words, it was determined as not having any accounting issues).

However, according to the following listed statements made in interviews with Deputy President Mr. y and Executive Vice President Mr. w, it would not be going too far to say that a unique attitude and approach towards accounting audits was prevalent throughout FX. That is to say, it cannot be denied that the culture of concealment when giving explanations to audit firms conducting accounting audits and the misunderstanding of accounting audits became an underlying cause of the inappropriate accounting in this case, and delayed the opportunity to discover and prevent inappropriate auditing.

- Even if there is a gray area in the accounting process, there is no need to actively report that to the audit firm, and it is sufficient to deal with it if it is raised in the audit;

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- Even if the audit firm says that there is an audit discrepancy, it is not necessary to accept all of those findings, and it is FX's tradition that FX may say no to the auditor's findings;

- FX's approach was that it is not necessary to talk to the audit firm until the policy was decided within FX regarding (for example) to what extent reserves would be recorded (even in the case of a 'gray' accounting area that might be subject to a comment by the auditor);

- We have to try our best (a comment made to an accounting department employee who noticed that there was ¥2 billion of unrealized earnings that still have not undergone consolidated elimination in past account settlements and sought a policy for dealing with it);

- The approach was, (even if there was something that the person himself thought was 'gray' accounting) if it is not made a topic by the auditor, since it was not raised as an issue up to now, it will be sufficient if we keep quiet about it for this period and deal with it in future periods, and it's fine if we do not raise everything all at once during this period's accounting; and

- We think that an audit is for getting a seal of approval for the accounts that we submitted, and the auditor isn't doing it for free.

(3) There was Pressure from Management on APO's Internal Audit Department

That the internal audit departments in the FX group (especially APO's internal audit department) did not satisfactorily perform their expected roles also is one of the major causes of the inappropriate accounting practice in New Zealand in this case and that accounting not having been corrected for a long period of time also on the FXAP consolidated accounts. As mentioned in Chapter 6, if as of 2009 there had been a correction of direction so as not to record sales based on MSAs that do not satisfy capital lease conditions, even if it had not been possible to entirely avoid the inappropriate transactions, etc. by Mr. A in New Zealand, at least that kind of situation of the expansion of losses due to the MSA overuse probably could have been avoided to a considerable degree.

However, according to facts discovered through the Committee's investigation, the manager in 2009 of APO's internal audit department, Mr. s, apparently strongly refused to back down to Mr. v on the point that said lease recording of sales based on MSAs cannot be accepted, and because Ms. t, who took the post of manager after Mr. s was transferred to the Philippines on Mr. v's recommendation, also received "suggestion" from Mr. v to the extent that as a result a revision of the audit report was unavoidable, it can be said that APO's internal audit department at the time endeavored to fulfil its responsibilities. That being the case, there must have been all the more

[Tentative English translation for information purpose only]

pressure from the APO management at the time to the extent that those internal audit department functions were rendered ineffective.

(4) There were Shortcomings in Management System for Foreign Subsidiaries (particularly the Oceania region)

While as mentioned above there are a multiple causes and background circumstances that conceivably resulted in the inappropriate accounting practice in the Matter, it can be said that the inappropriate accounting would not have occurred at the scale of the New Zealand revised amount in the Matter and the revised amount in Australia if at the time that Mr. A was MD in New Zealand and Australia MSAs that lacked Minimum Payments clauses had not come to be made and if lease transactions in which actual volume greatly fell short of target volume had not been overly used. Accordingly, the fact that there were shortcomings in the management system for foreign subsidiaries (particularly sales subsidiaries in the Oceania region) by FX through APO also must be said to be one of the major causes in this case.

Indeed, according to interviews with those concerned, when FX purchased FXNZ and FXA from XC in November 1990, the FX management decided to place these Oceania region sales companies under the umbrella of APO and manage them in Singapore, but unlike many of the other sales subsidiaries under the APO umbrella, people sent from FX headquarters (people who have a certain understanding of Japanese corporate management) were not placed in top positions, and without making changes to management personnel and the like, FX management allowed the existing management methods that were conducted as XC group companies to be followed without change for the time being. It is said that because British Commonwealth countries such as Australia and New Zealand greatly differ from Asia in culture, religion, and racial makeup, the approach was not to bring about an adverse impact on local business (where until then business had been going well) by suddenly introducing so-called Japanese management.

Certainly, the Committee believes that there is reasonableness in maintaining management of sales aspects in order to maintain relations with the existing sales system and customers, but the Committee believes that it may have been necessary to develop FX's audit system with APO as its subject through personnel and system improvements and the like in the accounting and audit departments in order to prevent local managers from being out of control.

Furthermore, the Committee found that borrowing by FXNZ (loan volume within the group) expanded excessively in relation to its size and sales volume, and the Committee believes that this was one sign foretelling the Matter, but FX's Corporate Finance Department and APO also unthinkingly continued lending, and did not carry out any particularly detailed investigation. It can be observed that this too is a fact that indicates that the audit system did not function sufficiently.

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Moreover, it can be pointed out that a fundamental problem in FXNZ is the coexistence of the sales company and the lease company, and their representative being the same person. Practically speaking the screening of transaction details by the lease company at the time of equipment sales brings to bear a certain check function, but in the Matter the representative at FXNZ is one and the same person, and as a result lease agreements that target transactions for which demand is diluted are unthinkingly continued. FX tacitly approved maintaining a system at FXNZ that easily resulted in wrongdoing notwithstanding FX, in light of the function of a lease company in business, having conducted so-called third-party lease transactions through outside lease companies that are not with FX's own group.

Management of a foreign subsidiary is an extremely difficult problem, but over 25 years have passed already since the purchase of FXNZ and FXA, so it probably can be said that the time had come when it would have been appropriate to implement some sort of policy to effectuate subsidiary control by FX while controlling any adverse impact on local business. Viewed in this way, here again the shortcomings in the management system and business system of foreign subsidiaries (particularly Oceania region sales subsidiaries) by FX group through APO must be said to be one of the major causes in this case. The Committee also notes that whereas the business size and sales volume of the sales subsidiaries that are under APO's management have grown at least several times over the time since APO was established, the size of the management department remains largely unchanged, so it is clear that there existed a problem with physical response capability.

[Tentative English translation for information purpose only]

Chapter 12 Measures to Prevent Recurrence (Proposals)

Although the Committee has already proposed various measures to prevent recurrence, in this chapter the Committee summarize below the measures to prevent recurrence that the Committee considers are especially important to propose with respect to this Matter.

1. Proposals with respect to FX

(1) Rectification of the Shortage of a Sense of Ethics and Honesty when Preparing Financial Statements

As can be judged from what has been seen up to this point, it must be said that some of FX's officers and employees would have lacked enough sense of ethics and honesty when preparing the financial statements. This shortage of a sense of ethics and honesty also gives rise to the misunderstanding with respect to accounting audits that can be seen from the culture of concealment and the "we have to try our best" statement mentioned in section 2 of Chapter 11. The Committee considers that FX's management lacked enough awareness or perspective of honesty towards the stock market and investors because FX is not a listed company. However, as a major company whose name and products are widely known around the world, FX has a responsibility to society. In addition, it indirectly participates in the stock market through disclosures in the consolidated financial statements of its parent company (FH), so it also has an impact on the investment decisions of investors. FX needs to rectify this shortage of a sense of ethics and honesty when preparing financial statements with a sense of self-awareness, and it needs to bear its share of the social responsibility to produce and disclose appropriate financial statements and fulfill the responsibility to explain them to investors.

FX requires "strength" in numbers for sales and industry market share, etc., and by applying excessive pressure on employees with the sales-centric mindset, it is possible that FX may have pushed employees into a situation in which they could not help but to adopt inappropriate accounting practices that are not ethically permitted.

In order to be a company that is trusted by society, the Committee considers that guidance and education for officers and employees is essential to realizing an open, fair, and clear corporate culture, which is the FH Group vision.

(2) Management Department Reorganization — Separation of Financial Performance Management from the Administrative Jurisdiction of the Accounting Department

As discussed in section 2 of Chapter 11, APO's Finance Department normally would be expected to act as a control function by ensuring the proper application of accounting practices with expert accounting knowledge. Having APO's Finance Department be responsible for a financial performance management function in addition to its accounting function is one cause of

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the inappropriate accounting practices that occurred in the Matter. Therefore, APO's Finance Department should quickly be reorganized. Specifically, the financial performance management and accounting functions should be separated into different departments, and their respective department heads and responsible officers should be different people.

Furthermore, in interviews during our Investigation, the Committee obtained statements to the effect that the accounting department having these two functions at the same time was in line with the traditional culture of the FX Group. In fact, FX's Corporate Finance Department also contains a comprehensive planning group that is responsible for financial performance management, so FX is also in a state where accounting practices and financial performance management are conducted by the same department. As with APO, some type of systemic improvement should be considered.

(3) Securing Independence and Sufficient Staffing for Internal Audit

APO's Internal Audit Department having not functioned effectively is another cause of the inappropriate accounting in the Matter. However, as described in section 2 of Chapter 11, this is due to APO's management at the time having intervened in APO's Internal Audit Department to the point where it was rendered ineffective. The Committee understands that in the past, the internal audit department was staffed with individuals that, like Mr. s (head of APO's Internal Audit Department in 2009) would express necessary opinions to the CFO at the time. In order to restore and strengthen the audit function of the internal audit department in the FX Group (i.e., the Internal Audit Department at APO), there is an urgent need to secure the independence of the internal audit department and to secure superior personnel, including an increase in staffing.

In addition, although FX's internal audit department investigated FXNZ, it ultimately did not lead to the early discovery of the Matter. This suggests that FX may need to review its internal audit department from both a personnel and organizational perspectives.

(4) Review of the Management System for Overseas Subsidiaries (particularly the Oceania region)

As described in section 2 of Chapter 11, the Committee believes that it is difficult in some respects for Japanese companies to manage overseas subsidiaries (particularly those in Commonwealth nations in the Oceania region). This is a deep-rooted problem, and it is doubtful that it can be rapidly improved in a short period of time. However, efforts should be made to ensure that appropriate personnel are appointed as top management, and the systems and methods of subsidiary management are revised so that FX headquarters, and FH as well, can keep an eye on its overseas subsidiaries.

It is obviously necessary to still take care in the future to not have an adverse impact on local business, but a situation that is close to being out of control must not be left just because of an

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excessive concern about adverse impacts on local business. A system for communication and monitoring that is sufficient to ensure management transparency and to bridge the physical distance should be constructed.

In addition, as was mentioned in section 2(4) of Chapter 11, it is possible that a business structure that operates an equipment sales company and a leasing company within the same corporate group may induce inappropriate transactions, and it is desirable to take some type of quick countermeasures regarding the current operation of each company at each overseas subsidiary under APO's management.

2. Proposals with respect to FH — Necessity of Governance of FX, Stimulating a Sense of Unity within the Group

It must be pointed out that the background of the current matter is that FH was not able to, or did not, sufficiently control FX. FH has increased its equity ratio in FX from the previous 50% to 75%, and it has still permitted FX a certain level of independence even after 2001, when it came to control FX through its capital relationship. A sense of unity like the one seen between FH and FF cannot be found between FH and FX.

For example, that is immediately obvious if one looks at both companies' websites, where one does not even get the sense that the two share a direction, let alone a sense of unity as group companies. They merely share "FUJI" in English or Japanese in part of their company names, and have posted small banners or URLs for the other company on their respective websites. Despite the fact that the parent company sets the goal of an "open, fair, and clear corporate culture" in its corporate philosophy, "open, fair, and clear" cannot be found anywhere on FX's website, and FH's slogan "Value From Innovation" also seems to never be skillfully used or introduced in any advertising or investor relations pages on FX's website. It is undeniable that feelings like the yearning for autonomous management that was desired by FX's management while caught between two major shareholders is in the background of this type of independence on the part of FX, its sales-centric mindset and the distorted view towards accounting that derives from the mindset.

However, in order to prevent problems like the current Matter from repeating, as the FH Group, the Committee believes that FH needs to seriously consider exercising more control over FX. Whatever issues may lie in the background, FX's sales-centric mindset and the distorted view towards accounting that derives from it must be corrected. There is a concern that the same problem could arise in the future unless FH skillfully takes hold of FX: FH may need to remain aware of certain points when exercising control, but the Committee considers that FH needs to provide strong guidance to ensure rotten parts of the company are removed as noted above, namely the shortage of a sense of ethics and honesty when preparing financial statements, ensuring the separation of administrative jurisdiction of the accounting department and the financial

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performance management function, correcting the problem of the internal audit department and other internal controls being rendered ineffective due to interventions by management, and correcting the issue of excessive pressure to reach sales targets.

In order to realize the appropriate governance of group companies, FH needs to reconsider the proper system of management and administration functions and human resources in the organization, including at FX, and to carry out a company-wide reorganization aimed at achieving a more robust framework for compliance system and internal controls.

End

EXHIBIT G

EX-2.2

EX-2.2 3 d532930dex22.htm EX-2.2

Exhibit 2.2

EXECUTION VERSION

SHARE SUBSCRIPTION AGREEMENT

dated as of

January 31, 2018

by and between

Xerox Corporation

and

FUJIFILM Holdings Corporation

TABLE OF CONTENTS

ARTICLE 1.
ISSUANCE AND PURCHASE; CLOSING AND RELATED

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF XC

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF FH

i

ARTICLE 4.
CERTAIN COVENANTS OF XC

ARTICLE 5.
CERTAIN COVENANTS OF FH AND XC

ii

SCHEDULE 1
DEFINED TERMS

Schedules:

1:   Defined Terms

2:   SA Closing Actions

Exhibits:

A: Charter Amendment

B: Amended Bylaws

C: Shareholders Agreement

iii

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NYSCEF DOC. NO. 87
RECEIVED NYSCEF: 04/15/2018

SHARE SUBSCRIPTION AGREEMENT

This SHARE SUBSCRIPTION AGREEMENT (this "**Agreement**"), dated as of January 31, 2018, is entered into by and between Xerox Corporation, a New York corporation ("**XC**"), and FUJIFILM Holdings Corporation, a Japanese company ("**FH**").Capitalized terms used but not defined herein have the meanings ascribed thereto in Schedule 1.

RECITALS:

(A) XC and FH currently conduct a joint-venture through Fuji Xerox Co., Ltd., a Japanese company ("**FX**"), the issued and outstanding equity interests of which are owned: **(1)** 25% by XC, through its indirect, wholly owned Subsidiary Xerox Limited; and **(2)** 75% by FH.

(B) Concurrently with the execution and delivery of this Agreement, XC, FX and FH are entering into a Redemption Agreement (the "**Redemption Agreement**"), pursuant to which FX will, on the terms and conditions set forth therein, redeem most or all of the issued and outstanding equity interests of FX held by FH, whereupon immediately following such redemption FX shall become an indirect majority or wholly owned Subsidiary of XC (the "**Redemption**").

(C) As soon as practicable following the Redemption, XC wishes to issue to FH, and FH wishes to subscribe for and purchase from XC, shares of Common Stock representing 50.1% of the Fully Diluted Capital Stock of XC, on the terms and subject to the conditions set forth in this Agreement, including that XC will pay a Special Dividend to the shareholders of XC prior to the closing of such subscription and purchase.

(D) The XC Board has (i) determined that it is in the best interests of the shareholders of XC to enter into this Agreement, (ii) duly authorized and approved the execution, delivery and performance by XC of this Agreement and the consummation by XC of the Transactions, including the authorization of the amendment to the XC certificate of incorporation as contemplated by this Agreement and (iii) directed that, in connection with the Transactions, the approval of the issuance of the Subscribed Shares and of the issuance of the True-Up Shares be submitted to a vote at a meeting of the shareholders of XC.

(E) The board of directors of FH (i) has determined that it is in the best interests of the shareholders of FH, to enter into this Agreement and (ii) duly authorized and approved the execution, delivery and performance by FH of this Agreement and the consummation by FH of the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing statements and the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

1

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NYSCEF DOC. NO. 87
RECEIVED NYSCEF: 04/15/2018

ARTICLE 1.
ISSUANCE AND PURCHASE; CLOSING AND RELATED

Section 1.01 *Issuance of and Purchase of Subscribed Shares.* Subject to the terms and conditions hereof, and in reliance on the representations, warranties, covenants and other agreements hereinafter set forth, XC hereby agrees to issue to FH, and FH agrees to purchase, (a) a number of shares of Common Stock representing 50.1% of the Fully Diluted Capital Stock of XC immediately following such issuance (the "**Subscribed Shares**"), free and clear of all Liens (other than Liens imposed by applicable securities Laws or contained herein or in the Shareholders Agreement) and (b) the right to acquire True-Up Shares in a manner consistent with Section 5.18(c) (the "**True-Up Right**"), together for an aggregate purchase price equal to six billion, one hundred million dollars ($6,100,000,000) comprised of (x) the contribution of the Contributed Cash and (y) the contribution of the Contributed Shares, if any, free and clear of all Liens (other than Liens imposed by applicable securities Laws), to XC (the aggregate purchase price paid for the Subscribed Shares and, if applicable, the True-Up Right, the "**Purchase Price**"; and such transaction, the "**Subscription**").

Section 1.02 *SA Closing.*

(a) The closing of the Subscription (the "**SA Closing**") shall take place via the exchange of documents and signatures as promptly as practicable after the conditions set forth in Article 6 (other than conditions that by their nature are to be satisfied at the SA Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the SA Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefits of such conditions, or at such other place, at such other time or on such other date as FH and XC may mutually agree. On such day (the "**Closing Date**"), the parties shall consummate the SA Closing.

(b) Prior to and at the SA Closing, the parties shall take the actions set forth on Schedule 2.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES OF XC

Except as (X) set forth in any XC SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein, in each case, to the extent they are predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded) or (Y) disclosed in the XC Disclosure Letter in accordance with Section 8.05, XC represents and warrants to FH as follows:

Section 2.01 *Corporate Existence and Power.* XC is duly organized and validly existing under the Laws of the State of New York. XC has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which have not had and

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would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect. XC is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect. XC has made available to FH true, correct and complete copies of the Organizational Documents of XC.

Section 2.02 *Corporate Authorization*.

(a) The execution, delivery and performance by XC of this Agreement and the consummation by XC of the Transactions are within XC's corporate powers and have been duly authorized by all necessary corporate action on the part of XC. The Applicable Shareholder Approvals are the only vote of the holders of any of XC's capital stock necessary in connection with the consummation of the Transactions. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and binding agreement of XC, enforceable against XC in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor's rights, and to general equitable principles). XC has duly executed this Agreement and on the Closing Date each of XC and its Subsidiaries will have duly executed and delivered the applicable Transaction Documents to which it will be a party.

(b) The XC Board has unanimously (i) determined that it is in the best interests of the shareholders of XC to enter into this Agreement, (ii) duly authorized and approved the execution, delivery and performance by XC of this Agreement and the consummation by XC of the Transactions, including the authorization of the amendment to the XC certificate of incorporation as contemplated by this Agreement and (iii) directed that, in connection with the Transactions, the approval of the issuance of the Subscribed Shares and of the issuance of the True-Up Shares be submitted to a vote at a meeting of the shareholders of XC.

Section 2.03 *Governmental Authorization*. The execution, delivery and performance by XC of this Agreement and the consummation by XC of the Transactions require no action or approval by, or filing with, any Governmental Authority, other than:

(a) the filing of the necessary certificates with the New York Department of State in order to duly adopt the Charter Amendment as XC's certificate of incorporation;

(b) filings required under, and compliance with any other applicable requirements of the HSR Act and under any other applicable antitrust, competition, trade regulation or merger control Law as set forth in Section 2.03(b) of the XC Disclosure Letter (together with the HSR Act, the "**Antitrust Laws**");

(c) (i) the filing of a joint voluntary notice to the Committee on Foreign Investment in the United States ("**CFIUS**") pursuant to 31 Code of Federal Regulations Sections 800.401-402; (ii) notices to the U.S. Department of Defense's Defense Security Service ("**DSS**") and to the U.S. Department of Energy ("**DOE**") pursuant to the National Industrial Security Program; and (iii) notices to the U.S. State Department Directorate of Defense Trade Controls ("**DDTC**") pursuant to International Traffic in Arms Regulations ("**ITAR**");

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(d) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable state or federal securities Laws or "blue sky" Laws and the rules and regulations of NYSE, including the filing with the SEC of the Proxy Statement; and

(e) any actions, approvals or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

Section 2.04 *Noncontravention.* The execution, delivery and performance by XC of this Agreement and the consummation of the Transactions do not and will not:

(a) subject to receipt of the Applicable Shareholder Approvals, contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of XC or of any of XC's Subsidiaries,

(b) assuming compliance with the matters referred to in Section 2.03 *(Governmental Authorization)* and that the Applicable Shareholder Approvals are obtained prior to the SA Closing, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or any Order binding on XC or any of XC's Subsidiaries,

(c) assuming compliance with the matters referred to in Section 2.03 *(Governmental Authorization)*, require any consent, approval or other action by any Person under, constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which XC or any of its Subsidiaries is entitled under any provision of any Contract or XC Permit to which XC or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or affected, in each case, with or without notice or lapse of time, or both, or

(d) result in the creation or imposition of any Lien (other than any Permitted Lien) on any property or asset of XC or any of its Subsidiaries,

with only such exceptions, in the case of each of clauses (b), (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

Section 2.05 *Capitalization.*

(a) Section 2.05(a) of the XC Disclosure Letter sets forth the authorized and outstanding capital stock of XC as of December 31, 2017 (the "**Capitalization Date**"). All outstanding shares of capital stock of XC have been, and all shares that may be issued pursuant to any XC Stock Plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive rights.

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(b) Except as set forth in this Section 2.05, and for changes since the Capitalization Date resulting from the exercise of XC Stock Options or vesting of XC Awards outstanding on such date or from actions permitted pursuant to, or taken in accordance with, Section 4.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in XC, (ii) securities of XC convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in XC, (iii) warrants, calls, options or other rights to acquire from XC, or other obligation of XC to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in XC or (iv) restricted shares, stock appreciation rights, performance units, conversion rights, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of XC (the items in clauses (i) through (iv) being referred to collectively as the "**XC Securities**"). Except as set forth in the Organizational Documents of XC, there are no outstanding obligations of XC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any XC Securities.

(c) Upon completion of the SA Closing in accordance with the terms of this Agreement, good and marketable title to the Subscribed Shares will be transferred to FH, free and clear of all Liens (other than any Liens arising under any applicable securities Laws, the Organizational Documents of XC or the Shareholders Agreement).

(d) There are no voting agreements, shareholder agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which XC or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock or other equity interest of XC or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of XC or any of its Subsidiaries that entitle the holder of such instruments of indebtedness to vote together with shareholders of XC on any matters with respect to XC or any Subsidiary.

Section 2.06 *Subsidiaries*.

(a) Each Subsidiary of XC has been duly organized, is validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Key XC Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable, has not been issued in violation of any preemptive rights and is owned by XC, directly or indirectly, free and clear of any Lien (other than any Permitted Lien). There are no issued, reserved for issuance or outstanding (i) securities of XC or any of the Key XC Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting

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securities of, or ownership interests in, any Key XC Subsidiary, (ii) subscriptions, warrants, calls, options or other rights to acquire from XC or any of the Key XC Subsidiaries, or other obligations of XC or any of the Key XC Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Key XC Subsidiary or (iii) restricted shares, stock appreciation rights, performance units, conversion rights, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Key XC Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the "**Key XC Subsidiary Securities**"). There are no outstanding obligations of XC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Key XC Subsidiary Securities.

Section 2.07 *SEC Filings and the Sarbanes-Oxley Act*.

(a) XC has filed with the SEC all material reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed by XC since January 1, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "**XC SEC Documents**").

(b) As of its filing date (or, if amended or restated, as of the time of any amendment or restatement), each XC SEC Document complied, and, assuming the truth and accuracy of the representations and warranties made by FH and FX in the Transaction Documents, each XC SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(c) As required by Rule 13a-15 under the Exchange Act, XC:

(i) has implemented and currently maintains (A) a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability and accuracy of financial reporting for XC and its Subsidiaries, as well as (B) disclosure controls and procedures to ensure that material information relating to XC, including its consolidated Subsidiaries, is made known to the management of XC by others within those entities so as to allow timely decisions regarding required disclosure, and

(ii) has disclosed, based on its most recent evaluation prior to the date hereof, to XC's auditors and the audit committee of the XC Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting ("**Internal Controls**") which would be reasonably expected to adversely affect XC's ability to record, process, summarize and report financial data in any material respect and (B) any fraud or bona fide allegation of fraud, whether or not material, that involves management or other employees who have a significant role in XC's Internal Controls.

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(d) Since January 1, 2013, XC (i) has not identified any significant deficiencies or material weaknesses in its Internal Controls which would be reasonably expected to adversely affect XC's ability to record, process, summarize and report financial data in any material respect, (ii) has not been made aware of any fraud or bona fide allegation of fraud, whether or not material, that involves management or other employees who have a significant role in XC's Internal Controls, and (iii) XC has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of XC or its internal accounting controls, including any material complaint, allegation, assertion or claim that XC has engaged in questionable accounting or auditing practices. For purposes of this Agreement, the terms "significant deficiency" and "material weakness" shall have the meaning assigned to them by the Public Company Accounting Oversight Board.

Section 2.08 *Financial Statements.* The audited consolidated financial statements and unaudited consolidated interim financial statements of XC included or incorporated by reference in XC SEC Documents, as of their respective dates of filing with the SEC:

(a) have been prepared from, are in accordance with, and accurately reflect the books and records of XC and its consolidated Subsidiaries in all material respects,

(b) have been prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, with respect to unaudited interim financial statements, for adjustments that are not material in amount or nature and are permitted by the Instructions to Form 10-Q or other rules and regulations of the SEC), and

(c) fairly present in all material respects the consolidated financial condition of XC and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, with respect to unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes).

Section 2.09 *Disclosure Documents.*

(a) Assuming the truth and accuracy of the representations and warranties made by FH and FX in the Transaction Documents, each document required to be filed by XC with the SEC or required to be distributed or otherwise disseminated to XC's shareholders in connection with the Transactions (collectively, the "**XC Disclosure Documents**"), including the proxy statement relating to the XC Shareholder Meeting (as amended or supplemented from time to time, the "**Proxy Statement**"), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) Assuming the truth and accuracy of the representations and warranties made by FH and FX in the Transaction Documents, none of the information to be included or incorporated by reference in the XC Disclosure Documents, at the time of the filing thereof or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading.

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(c) Notwithstanding the foregoing, XC makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of FH, FX or any their respective Subsidiaries for inclusion or incorporation by reference in the XC Disclosure Documents.

Section 2.10 *Absence of Certain Changes.*

(a) Since the XC Balance Sheet Date, except for the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement or the other Transaction Documents, the business of XC and its Subsidiaries has been conducted in the ordinary course and there has not been any event, occurrence, development, condition or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

(b) From the XC Balance Sheet Date until the date hereof, there has not been any action taken by XC or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the SA Closing without FH's consent, would constitute a breach of any of the following clauses of Section 4.01(b): (ii), (iii), (vii), (x), (xi), (xii), (xiii), (xv), (xvi), (xvii), (xviii), (xix) and (xx).

Section 2.11 *No Undisclosed Material Liabilities.* There are no liabilities of XC or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a) liabilities disclosed and provided for in the XC Balance Sheet or in the notes thereto,

(b) liabilities incurred in the ordinary course of business since the XC Balance Sheet Date,

(c) liabilities contemplated by this Agreement or otherwise incurred in connection with the Transactions and

(d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

Section 2.12 *Compliance with Laws; Permits.*

(a) XC and each of its Subsidiaries is, and since January 1, 2015 has been, in compliance in all material respects with, and to the knowledge of XC is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of, any applicable material Law.

(b) XC and its Subsidiaries hold all authorizations, franchises, licenses, permits, certificates, Orders, exemptions, approvals, registrations and clearances from Governmental Authorities necessary for XC and each of its Subsidiaries to lawfully own, lease and operate its properties and assets, and to carry on and lawfully operate its businesses as currently conducted (the "**XC Permits**"), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole.

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(c) XC and each Key XC Subsidiary is in compliance with the terms of the XC Permits, and all of the XC Permits are valid and in full force and effect, except for such noncompliance, invalidity or failure to be in full force and effect that is not and would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole.

(d) Since January 1, 2015, neither XC nor any of the Key XC Subsidiaries has received any written notice that any Governmental Authority has commenced, or, to the knowledge of XC, threatened to initiate, any Action to revoke, cancel or terminate any material XC Permit.

Section 2.13 *Litigation.* As of the date hereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect, there is no Action pending against, or, to the knowledge of XC, threatened against or affecting, XC or any of its Subsidiaries or any past or present executive officer, director or employee of XC or any Subsidiary of XC before (or, in the case of threatened Actions, that would be before) any Governmental Authority or arbitrator for which XC or any of its Subsidiaries may be liable or any of their assets may be bound. Neither XC nor any of its Subsidiaries is subject to, and none of their respective assets are bound by, any outstanding Order or arbitration ruling, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

Section 2.14 *Properties.*

(a) XC or one of its Subsidiaries has title to, or valid leasehold interests in, all real, personal and non-real property and assets reflected on the XC Balance Sheet or acquired after the XC Balance Sheet Date, free and clear of Liens other than Permitted Liens, except for property or assets as have been disposed of since the XC Balance Sheet Date in the ordinary course of business or as has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect.

(b) All of the material real property owned or leased by XC or one of its Subsidiaries is in all material respects in good repair and condition, ordinary wear and tear excepted, as necessary to the operation by XC or its Subsidiaries of their businesses thereat and is sufficient for the uses in which such property is presently employed.

(c) As of the date of this Agreement, neither XC nor any of its Subsidiaries has, since January 1, 2015, received notice of the existence of any outstanding or pending taking or condemnation by any Governmental Authority, and, to the knowledge of XC, there is no such taking or condemnation threatened by any Governmental Authority, in each case with respect to the material real property owned or leased by XC or one of its Subsidiaries.

(d) This Section 2.14 does not apply to matters arising under or relating to Intellectual Property Rights, which are addressed instead in Section 2.15.

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Section 2.15 *Intellectual Property.*

(a) Section 2.15(a) of the XC Disclosure Letter contains an accurate and complete list of all material Patents and Trademarks contained in the Registered XC Intellectual Property as of January 18, 2018 (other than unpublished patent applications), specifying as to each the nature of such right, any jurisdiction that has issued a registration with respect thereto or in which an application for such a registration is pending, the record owner(s) thereof and the applicable registration or application number.

(b) XC or its Subsidiaries is the sole and exclusive owner of each item of Registered XC Intellectual Property set forth in Section 2.15(a) of the XC Disclosure Letter (other than any such item that is not material), and, each such registration and application is (i) with respect to Patents, subsisting and enforceable, was prosecuted in good faith, and to the knowledge of XC, valid, and (ii) with respect to all other items of Registered XC Intellectual Property set forth in Section 2.15(a) of the XC Disclosure Letter, valid, subsisting and enforceable, and was prosecuted in good faith.

(c) To the knowledge of XC, the Registered XC Intellectual Property is free and clear of all Liens other than any Permitted Liens.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect or as set forth on Section 2.15(d) of the XC Disclosure Letter, to the knowledge of XC, as of the date of this Agreement, (i) the conduct of the business of XC and its Subsidiaries as currently conducted as of the date hereof does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Third Party, (ii) neither XC nor any of its Subsidiaries has received any written complaint, claim, demand or notice that is pending or unresolved alleging any material infringement, misappropriation or other violation of any Intellectual Property Rights of any Third Party (or suggesting or inviting XC or its Subsidiaries to take a license) or challenging or seeking to deny the rights of XC or any of its Subsidiaries in any of the XC Intellectual Property owned by XC or any of its Subsidiaries and (iii) there are no Orders restricting the rights of XC or any of its Subsidiaries with respect to any of the XC Intellectual Property owned by XC or any of its Subsidiaries. Except for any Material Contracts set forth on Section 2.20 of the XC Disclosure Letter, neither XC nor any of its Subsidiaries is a party to any material Contract that, as a result of the Transactions, will result in FH or its Affiliates granting to any Third Party any right to, or with respect to, any Intellectual Property Right owned by, or licensed to, FH or its Subsidiaries.

(e) As of the date of this Agreement, to the knowledge of XC, there is no infringement, misappropriation or other violation by any Third Party of any XC Intellectual Property owned by XC or its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect. Neither XC nor any of its Subsidiaries has in the past two (2) years brought any Action alleging a material infringement, misappropriation or other violation of XC Intellectual Property owned by XC or its Subsidiaries.

(f) XC and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of material Trade Secrets of XC and its Subsidiaries.

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Section 2.16 *Taxes.*

(a) Each of XC and each of its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns are true, correct and complete in all material respects and (ii) paid all material Taxes due and payable other than such Taxes that are being contested in good faith by XC or its Subsidiaries and that are accrued in accordance with GAAP.

(b) There are no material U.S. federal, state, local or non-U.S. audits or examinations of any Tax Return or Taxes of XC or its Subsidiaries pending and neither XC nor any Subsidiary has received written notice of any such audit or examination. There is no material Tax deficiency or adjustment outstanding, assessed or proposed in writing against or with respect to XC or any of its Subsidiaries.

(c) There are no outstanding waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or deficiencies against XC or any of its Subsidiaries.

(d) Except for that certain Tax Matters Agreement, by and between XC and Conduent Incorporated, dated as of December 30, 2016, neither XC nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (i) are solely between XC and/or any of its Subsidiaries, (ii) will terminate as of the SA Closing without requiring any further material payments to be made , (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes or (iv) are Tax allocation, indemnity or warranty provisions contained in commercial contracts the principal subject matter of which is not Taxes.

(e) Neither XC nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(f) There are no Liens for material Taxes upon the assets of XC or any of its Subsidiaries that are not provided for in XC SEC Documents, except for Permitted Liens.

(g) Other than the distribution of all of the shares of capital stock of Conduent Incorporated to XC's shareholders on January 3, 2017, in the last two (2) years, none of XC or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(h) Neither XC nor any of its Subsidiaries is or has ever been a member of an affiliated group of corporations filing a consolidated, combined or similar Tax Return (other than the group the common parent of which is XC).

(i) No written claim has been made by any Governmental Authority in a jurisdiction in which XC or any of its Subsidiaries does not file Tax Returns that XC or the applicable Subsidiary may be required to file Tax Returns in, or be subject to taxation by, such jurisdiction. Neither XC nor any of its Subsidiaries is a tax resident in any jurisdiction other than its jurisdiction of incorporation.

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(j) XC and each of its Subsidiaries have complied with applicable Law relating to the withholding of material Taxes and payment thereof, if applicable, to the appropriate Governmental Authority.

(k) XC is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l) Neither XC nor any of its Subsidiaries will be required to include any material item of income in, nor exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any action taken or transaction undertaken prior to the SA Closing, other than actions taken or transactions undertaken in the ordinary course of business.

Section 2.17 *Benefits Plans*.

(a) Section 2.17 of the XC Disclosure Letter contains a true, complete and correct list identifying each material XC Plan (the "**XC Plan List**").

(b) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect, (i) each XC Plan has been maintained, operated, and administered in compliance with its terms and all applicable Law and (ii) all contributions or other amounts payable by XC or any ERISA Affiliate pursuant to each XC Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards.

(c) Section 2.17(c) of the XC Disclosure Letter lists each XC Plan that is a "defined benefit plan" (as defined in ERISA Section 3(35)) or otherwise subject to Title IV of ERISA subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code and each "defined benefit plan" in all other applicable jurisdictions (each, a "**XC Defined Benefit Plan**"). Neither XC nor any ERISA Affiliate of XC (i) has an "obligation to contribute" (as defined in ERISA Section 4212) to a XC Plan that is a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) or (ii) has any material liability, contingent or otherwise, under Title IV of ERISA.

(d) No XC Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(e) Since the XC Balance Sheet Date, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any XC Defined Benefit Plan, or any material change in the manner in which contributions to any XC Defined Benefit Plan are made or the basis on which such contributions are determined, except as required by Law or as set forth in Section 2.17(e) of the XC Disclosure Letter.

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(f) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event,

(i) entitle any executive officer employee of XC or any of its Subsidiaries to severance pay or any increase in severance pay, in each case in excess of $250,000 per individual;

(ii) entitle any current or former employee, director, officer, or independent contractor of XC or any of its Subsidiaries to any "single-trigger" change-in-control payment, transaction bonus, or similar payment, in each case in excess of $150,000 per individual,

(iii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such current or former employee, director, officer or independent contractor,

(iv) directly or indirectly cause XC to transfer or set aside any assets to fund payments or any benefits under any XC Plan, or

(v) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an "excess parachute payment" as defined in Section 280G(b)(1) of the Code.

(g) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect, no Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of XC, is threatened against or threatened to involve, any XC Plan or any trusts related thereto before any Governmental Authority. Neither XC nor any Subsidiary of XC is a party to or has any obligation under any XC Plan or otherwise to compensate, gross-up or indemnify any person for excise Taxes payable pursuant to Section 4999 of the Code or for excise Taxes payable pursuant to Section 409A of the Code.

(h) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect, (i) each XC Plan that is maintained primarily for the benefit of employees working outside of the United States (A) is in compliance with the applicable Laws relating to such plans in the jurisdictions in which such XC Plan is present or operates and, to the extent relevant, the United States and (B) that is intended to be funded and/or book reserved is fully funded and/or book reserved, as appropriate, to the knowledge of XC, based upon reasonable actuarial assumptions and (ii) as of the date of this Agreement, there is no pending or, to the knowledge of XC, threatened Action relating to any XC Plan which is maintained primarily for the benefit of employees working outside of the United States.

(i) In relation to the United Kingdom, save in relation to the relevant XC Defined Benefit Plans, neither XC nor any of its Subsidiaries have in the six years prior to the date of this Agreement been "associated" or "connected" with an "employer" (within the meaning of Sections 38 - 51 of the Pensions Act 2004) of an "occupational pension scheme" which is not a

13

"money purchase scheme" (as such terms are defined in the Pension Schemes Act 1993), except as would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole. To the knowledge of XC, there are no facts or circumstances likely to give rise to the issuance of a "contribution notice", "financial support direction" or "restoration order" (within the meaning of the Pensions Act 2004) in which XC or any of its Subsidiaries have been named.

(j) No employee or officer, and no former employee or officer, of a Subsidiary of XC in the United Kingdom has any material right (whether actual or contingent) to retirement benefits that are not old age, invalidity or survivor benefits arising as a result of a transfer of their employment to the Subsidiary of XC in the United Kingdom under either the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended), or the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended).

Section 2.18 *Employee and Labor Matters.* Neither XC nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor-related agreement with any labor union, labor organization or works council (whether domestic or multi-jurisdictional); neither XC nor any Subsidiary of XC has established any such works council or other employee representative body, or, to the knowledge of XC, received a request to establish any such works council or other employee representative body; and no employees of XC or any of its Subsidiaries are represented by any such labor union or other labor organization. To the knowledge of XC, there are no current campaigns or other union organizing activities to authorize representation by any such labor union or labor organization with respect to any employees of XC or any of its Subsidiaries. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect, there are no current or, to the knowledge of XC, threatened labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute affecting XC or any of its Subsidiaries.

Section 2.19 *Environmental Matters.*

(a) Except as would not reasonably be expected to be, individually in the aggregate, material to XC and its Subsidiaries, taken as a whole, to the knowledge of XC, (i) no Release or threatened Release of any Hazardous Material has occurred, or is occurring, at, on, under, from or to any property or facility currently or formerly owned, operated or leased by any of XC or its Subsidiaries, and (ii) no Hazardous Material is present in, on, under or about, or migrating to or from any such property or facility that, in the case of either (i) or (ii), could reasonably be expected to give rise to any Environmental Claim.

(b) XC has obtained and owns or possesses all material permits, licenses and approvals issued, granted, given or otherwise made available by or under the authority of any Governmental Authority that are required under Environmental Laws to conduct its business as it is presently conducted (collectively, the "**Environmental Permits**"). The operations of XC and its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all Environmental Laws. XC is in compliance with all such Environmental Permits, and all such Environmental Permits are in full force and effect, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole.

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Section 2.20 *Material Contracts*.

(a) XC has made available to FH a true and complete copy (or written summary of all material terms) of each Material Contract in force on the date hereof and listed each such Material Contract on Section 2.20 of the XC Disclosure Letter.

(b) For purposes of this Agreement "**Material Contract**" means any Contract to which XC or any of its Subsidiaries is a party to or by which XC, any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) would be required to be filed by XC as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act,

(ii) contains any non-compete or exclusivity provision or otherwise limits the freedom of XC, any of its Subsidiaries, or, to the knowledge of XC, FH or FX or any of their respective Subsidiaries after the Closing Date, to compete in any line of business or sell, supply, acquire, obtain or distribute any product or service, in each case, in any geographic area in a respect or to a degree that is material, other than any Contract that can be terminated (including such restrictive provisions) by XC or any of its Subsidiaries on ninety (90) (or fewer) days' notice without payment by XC or any of its Subsidiaries of any material penalty, premium or other amount payable thereunder as a result of such termination and not in respect of amounts accrued but unpaid prior to such termination,

(iii) contains any "most favored nation" pricing provisions binding XC, any of its Subsidiaries, or, to the knowledge of XC, FH or FX or any of their respective Subsidiaries after the Closing Date, in a Contract with any Third Party, in a respect or to a degree that is material, other than any Contract that can be terminated (including such provision) by XC or any of its Subsidiaries on ninety (90) (or fewer) days' notice without payment by XC or any of its Subsidiaries of any material penalty, premium or other amount payable thereunder as a result of such termination and not in respect of amounts accrued but unpaid prior to such termination,

(iv) is or relates to the Organizational Documents of any partnership, joint venture or similar arrangement to the extent such partnership, joint venture or similar arrangement is material to XC and its Subsidiaries, taken as a whole,

(v) (A) requires or provides for capital expenditures (or series of capital expenditures) by XC or any of its Subsidiaries in an amount in excess of $25 million individually or (B) requires or specifically provides for any annual payments or receipts by XC or any of its Subsidiaries in an amount in excess of $25 million, in each case other than (x) any Contract entered into in the ordinary course of business or (y) any Contract that can be terminated by XC or any of its Subsidiaries on ninety (90) (or fewer) days' notice without payment by XC or any of its Subsidiaries of any material penalty or premium,

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(vi) contains an option or grants any right of first refusal or right of first offer, right of first negotiation or similar right in favor of a party other than XC or any of its Subsidiaries or that limits or purports to limit the ability of XC or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses in a respect or to a degree that is material to XC and its Subsidiaries, taken as a whole,

(vii) involves the acquisition or disposition from or to another Person, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration in excess of $100 million (other than acquisitions or dispositions (x) of inventory in the ordinary course of business or (y) of capital stock of XC) entered into on or after January 1, 2017 or that contains material "earn-out", indemnification or other contingent or deferred payment obligations that would reasonably be expected to involve payments by or to XC or any of its Subsidiaries after the date of this Agreement in excess of $100 million (in each case, other than acquisitions or dispositions of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of XC or its Subsidiaries),

(viii) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than those among XC and its Subsidiaries) made or entered into outside the ordinary course of business relating to indebtedness in excess of $10 million,

(ix) is with a top five (5) customer of XC and its Subsidiaries, taken as a whole, with respect to aggregate revenue from such customer during the year ended December 31, 2017, pursuant to which XC or its Subsidiaries supply products and/or services to such customer, excluding, purchase orders;

(x) is with a top five (5) supplier of XC and its Subsidiaries, taken as a whole, with respect to aggregate expenditures by XC and its Subsidiaries during the year ended December 31, 2017, pursuant to which XC or its Subsidiaries procure products and/or services from such supplier, excluding, purchase orders;

(xi) is a settlement, conciliation or similar agreement, other than any such agreement that (x) would require XC or any of its Subsidiaries to pay consideration of less than $10 million after the date of this Agreement and (y) is limited only to the payment of money and customary confidentiality agreements,

(xii) expressly limits the ability of XC or any of its Subsidiaries from (A) making distributions or declaring or paying dividends in respect of their capital stock, partnership interests, membership interests or other equity interest, as the case may be, (B) making loans to XC or any of its Subsidiaries or (C) granting Liens on the property of XC or any of its Subsidiaries,

(xiii) constitutes a lease, sublease, license agreement, occupancy agreement or other Contract pursuant to which XC or any of its Subsidiaries leases, subleases or licenses from another Person, or is otherwise granted a right to occupy, any material real property,

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(xiv) constitutes or includes a license or non-assertion covenant granted by XC or any of its Subsidiaries to a Third Party with respect to XC Intellectual Property, which license or covenant is material to XC and its Subsidiaries, taken as a whole, excluding "shrink-wrap," "click-wrap" or similar form end user agreements or licenses or covenants granted to customers in the ordinary course of business,

(xv) constitutes or includes a license or non-assertion covenant granted by a Third Party to XC or any of its Subsidiaries with respect to any Intellectual Property Rights, which license or covenant is material to XC and its Subsidiaries, taken as a whole, excluding commercial off-the-shelf or other non-exclusive software or technology license agreements, or

(xvi) is (x) a written employment agreement or (y) a consulting, independent contractor or non-employee service provider agreement with an individual, in each case that provides for the payment by XC or any of its Subsidiaries of more than $350,000 in any 12-month period;

provided; that, for the avoidance of doubt, "Material Contracts" shall not include any Contract entered into in connection with the Dividend Loan.

(c) Except for breaches, violations or defaults which have not had and would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole:

(i) each of the Material Contracts is valid and binding and in full force and effect and an enforceable obligation of XC or any of its Subsidiaries and, to the knowledge of XC, of the other party or parties thereto, in accordance with its terms,

(ii) XC and each of its Subsidiaries, and, to the knowledge of XC, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, and

(iii) neither XC nor any of its Subsidiaries, nor to the knowledge of XC, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither XC nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 2.21 *Anti-Corruption Compliance Matters.* Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole:

(a) None of XC, any of its Subsidiaries, any direct or indirect parent of XC when acting on behalf of or in connection with the business of XC or any of its Subsidiaries, any of XC's or any of its Subsidiaries' officers or directors or, to the knowledge of XC, any employees or Representatives of XC or any of its Subsidiaries, or any other Person acting on behalf of XC or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any

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other business intermediaries), have, since January 1, 2015, directly or indirectly, taken any action which would cause them to be in material violation of: (i) applicable Laws enacted in accordance with the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (ii) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (iii) the UK Bribery Act 2010; or (iv) any other applicable anticorruption and/or anti-bribery Laws, statutes, rules, regulations, ordinances, judgments, Orders, decrees, injunctions, and writs of any Governmental Authority of any jurisdiction applicable to XC or its Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) in which XC and its Subsidiaries, taken as a whole, conduct material operations (collectively, the "**XC Applicable Anticorruption Laws**").

(b) None of XC, any of its Subsidiaries, any direct or indirect parent of XC when acting on behalf of or in connection with the business of XC or any of its Subsidiaries, any of XC's or any of its Subsidiaries' officers or directors or, to the knowledge of XC, any employees or Representatives of XC or any of its Subsidiaries, or any other Person acting on behalf of XC or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, since January 1, 2015, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following Persons for the purpose of influencing any act or decision of such Person in his official capacity, inducing such Person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such Person to use his influence with a government or instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist XC in obtaining or retaining business, in each case, in violation of Law: (i) any person who is an agent, Representative, official, officer, director, or employee of any government or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, or public international organization (such as the World Bank Group or United Nations); (iii) any political party or official thereof; (iv) any candidate for political or public office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this subsection (b) collectively, "**Government Officials**"); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(c) As of the date of this Agreement, there is no current, pending, or, to the knowledge of XC, threatened charges, proceedings, investigations, audits, or complaints brought by any Governmental Authority against XC or any of its Subsidiaries, or any of XC's or its Subsidiaries' directors or officers or, to the knowledge of XC, any agent, employee or Affiliate of XC or any of its Subsidiaries with respect to any XC Applicable Anticorruption Laws.

(d) XC and its Subsidiaries have established reasonable and adequate internal controls and procedures intended to ensure compliance with XC Applicable Anticorruption Laws, including a system of internal accounting controls sufficient to provide reasonable

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assurance that: (i) transactions are executed and access to assets is permitted only in accordance with XC's or its Subsidiaries' applicable policies and procedures and management's general or specific authorization, and (ii) transactions have been recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets.

(e) The books, records and accounts of XC and its Subsidiaries have at all times since January 1, 2015 accurately and fairly reflected, in reasonable detail and in all material respects, the transactions and dispositions of their respective funds and assets. Since January 1, 2015 there have not been any false or fictitious entries made in the books, records or accounts of XC or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither XC nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

(f) None of XC, any of its Subsidiaries, any direct or indirect parent of XC when acting on behalf of or in connection with the business of XC or any of its Subsidiaries, any of XC's or any of its Subsidiaries' officers or directors or, to the knowledge of XC, any employees or Representatives of XC or any of its Subsidiaries, or any other Person acting on behalf of XC or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, directly or indirectly, offered, paid, promised to pay, authorized a payment of, nor solicited, accepted, or agreed to accept any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to or from any person for the purpose of influencing any act or decision or otherwise engaged in commercial bribery, fraud, corruption kickback or other unlawful or improper means of obtaining or retaining business, in each case, in violation of Law.

Section 2.22 *Export Control and National Security.*

(a) XC has established internal controls and procedures intended to ensure compliance with (i) all applicable U.S. import and export Laws (including those Laws under the authority of the U.S. Departments of Commerce (Bureau of Industry and Security ("**BIS**")) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 112, 120-130; and Treasury (Office of Foreign Assets Control ("**OFAC**")) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable Laws outside the United States (collectively, "**Export Control Laws**").

(b) Neither XC nor any of its Subsidiaries has, since January 1, 2015, engaged in, nor is XC or any Subsidiary currently engaging in or pursuing, any business, directly or indirectly, with (i) any country or territory that is (or was since January 1, 2015) the target of comprehensive sanctions imposed by the United Nations, the United States, Japan, the European Union, the United Kingdom, or Canada (namely, Iran, Cuba, North Korea, Syria, Sudan, or Crimea) or (ii) with any person appearing on a sanctioned party list issued by the United Nations, the United States, Japan, the European Union, the United Kingdom, or Canada, or, to the knowledge of XC or any Subsidiary, owned or controlled by such a Person.

(c) Section 2.22(c) of the XC Disclosure Letter sets forth a true and complete list, as of the date of this Agreement (i) of each material export license and pending export license applications applicable to XC, and (ii) the applicable export control classification number under the Export Administration Regulations and if applicable, the ITAR category, for XC's hardware, software, and technology and the basis for such classification.

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(d) None of XC nor any Affiliate have or is developing any products, software or technology subject to the ITAR. XC has established internal controls and procedures intended to ensure compliance with all applicable Export Control Laws.

(e) XC has conducted its operations in material compliance with all national security obligations including those specified in the National Industrial Security Program Operating Manual DoD 5220.22-M ("**NISPOM**"), or any other requirements to adequately safeguard classified information that are required by the facility security clearances of XC. XC has established internal controls, policies and procedures intended to ensure compliance with the NISPOM and other applicable national security regulatory requirements.

Section 2.23 *Data Protection Compliance Matters*.

(a) Each of XC and the Key XC Subsidiaries has complied in all material respects with its Privacy Policy and all applicable Data Protection Laws.

(b) To the knowledge of XC, there has been no unauthorized access to, or unauthorized or illegal use, disclosure, or modification of Personal Data or any other material confidential or sensitive information maintained by or on behalf of XC or its Subsidiaries, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole. There is no Action pending against, or, to the knowledge of XC, threatened against, XC or any of its Subsidiaries before (or, in the case of threatened Actions, that would be before) any Governmental Authority with respect to the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, possession or other processing or security of any Personal Data by XC or any of its Subsidiaries, that, if determined or resolved adversely is reasonably expected to be, either individually or in the aggregate, material to XC and its Subsidiaries, taken as a whole, and, to the knowledge of XC, there is no reasonable basis for any such Action.

Section 2.24 *Insurance.* All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by XC or any of its Subsidiaries ("**Insurance Policies**") are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of XC and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons of a similar size and engaged in similar businesses, except for any such failures to maintain insurance policies that have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect. Each Insurance Policy is in full force and effect and has not been revoked, no notice of cancellation has been given with respect thereto, and all premiums due with respect to all Insurance Policies have been paid, with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a XC Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

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Section 2.25 *Affiliate Transactions.* To the knowledge of XC, since January 1, 2015 through the date hereof, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 2.26 *Finders' Fees.* Except as disclosed in Section 2.26 of the XC Disclosure Letter, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of XC or any of its Subsidiaries who might be entitled to any fee or commission from XC or any of its Subsidiaries in connection with the Transactions.

Section 2.27 *Product Warranties; Product Liability; Product Recall.*

(a) No product manufactured, sold, leased or delivered by, or service rendered by or on behalf of, XC or any of its Subsidiaries is subject to any guaranty, warranty or other indemnity, express or implied, beyond the applicable standard terms and conditions of sale, lease or service.

(b) From January 1, 2015 until the date of this Agreement, none of XC or any of its Subsidiaries has been required to pay direct, incidental or consequential damages in excess of $1 million to any Person in connection with any claims for defective products or service.

(c) XC has no material liability or obligation for personal injuries, replacement or other damages in connection with the manufacture, sale, lease or delivery of any product or service rendered prior to the SA Closing. There are no pending or, to the knowledge of XC, threatened material claims against XC for injury to person or property of employees or any third parties suffered, as a result of any product manufactured, sold, or delivered by, or service rendered by or on behalf of XC, including claims arising out of the alleged defective or unsafe nature of such products or services.

(d) None of the products designed, manufactured, sold, leased or delivered by XC or any of its Subsidiaries have been subject to, or are subject to, any material voluntary recall or any recall mandated by any Governmental Authority or similar material product corrective action in connection with any actual or alleged product defect, and none of XC or its Subsidiaries have any plans to initiate any such recall or action.

Section 2.28 *Takeover Statutes.* XC and the XC Board have taken all action necessary or appropriate to exempt the Transactions from the operation of any Takeover Statutes.

Section 2.29 *Sufficiency of Assets* . The assets owned or leased by XC and each of its Subsidiaries constitute all of the material assets used in connection with the business of XC and each of its Subsidiaries. Such assets constitute all of the assets necessary for XC and each of its Subsidiaries to continue to conduct its business following the SA Closing as it is currently being conducted in all material respects.

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Section 2.30 *Independent Investigation*. XC acknowledges and agrees (a) that, except for the specific representations and warranties of FH contained in Article 3 of this Agreement (which to the extent provided for in this Agreement include and are subject to the FH Disclosure Letter) or Article 2 or Article 3 of the Redemption Agreement (which to the extent provided for in the Redemption Agreement include and are subject to the FH Disclosure Letter (as defined in the Redemption Agreement) and the FX Disclosure Letter (as defined in the Redemption Agreement), as applicable), none of FH, its Subsidiaries or Affiliates and their respective shareholders, controlling Persons and Representatives makes or has made (and XC has not relied on) any representation or warranty, either express or implied, written or oral, with respect to FH or its Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement or the Redemption Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain "data rooms" maintained by FH, supplemental information or other materials or information with respect to any of the above) or otherwise made available to XC or any of its Affiliates, shareholders or Representatives, and (b) that, to the fullest extent permitted by applicable Law, none of FH, its Affiliates or Subsidiaries, shareholders or Representatives shall have any liability or responsibility whatsoever to XC, its Affiliates or their Subsidiaries, shareholders or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to XC, its Affiliates or any of their respective Subsidiaries, shareholders or Representatives, except as and only to the extent expressly set forth in this Agreement and except for liability or responsibility for fraud. XC has not relied on any fairness opinion issued by any financial advisor to FH in respect of the Transactions.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF FH

Except as (X) set forth in any document required to be filed by FH with the TSE, including any amendments or supplements thereto, that is publicly available in English at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), or (Y) disclosed in the FH Disclosure Letter in accordance with Section 8.05, FH represents and warrants to XC, that:

Section 3.01 *Corporate Existence and Power*. FH is duly incorporated and validly existing under the Laws of Japan. FH has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.02 *Corporate Authorization*. The execution, delivery and performance by FH of this Agreement and the consummation by FH of the Transactions are within the corporate powers of FH and have been duly authorized by all necessary corporate action of FH. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and binding agreement of FH, enforceable against FH in accordance with its

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terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor's rights, and to general equitable principles). The board of directors of FH has adopted resolutions approving the execution, delivery and performance by FH of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. FH has duly executed this Agreement and on the Closing Date each of FH and its Subsidiaries will have duly executed and delivered the applicable Transaction Documents to which it will be a party.

Section 3.03 *Governmental Authorization*. Except as set forth in Section 3.03 of the FH disclosure Letter, the execution, delivery and performance by FH of this Agreement and the consummation by FH of the Transactions require no action or approval by, or filing with, any Governmental Authority, other than:

(a) filings required under, and compliance with any other applicable requirements of, the Antitrust Laws,

(b) (i) the filing of a joint voluntary notice to CFIUS pursuant to 31 Code of Federal Regulations Sections 800.401-402; (ii) notices to DSS and DOE pursuant to the NISPOM, and (iii) notices to DDTC pursuant to the ITAR,

(c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other state or federal securities laws and the rules and regulations of NYSE,

(d) compliance with any applicable requirements of the TSE,

(e) compliance with any applicable requirements of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), and

(f) any actions, approvals or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.04 *Noncontravention*. The execution, delivery and performance by FH of this Agreement and the consummation by FH of the Transactions do not and will not:

(a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of FH,

(b) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable Law or any Order binding on FH or any of FH's Subsidiaries,

(c) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which FH or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon FH or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, in each case, with or without notice or lapse of time, or both, or

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(d) result in the creation or imposition of any Lien on any asset of FH or any of its Subsidiaries,

with only such exceptions, in the case of <u>clauses (b)</u>, <u>(c)</u> and <u>(d)</u>, as have not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.05 *Filings.*

(a) FH has filed with the TSE all material reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed by FH since January 1, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "**FH TSE Filings**").

(b) As of its filing date (and as of the date of any amendment), each FH TSE Filing complied, and each FH TSE Filing filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Listing Regulations of the TSE, as the case may be.

Section 3.06 *Compliance with Laws.* FH and each of its material Subsidiaries is, and since January 1, 2015, has been in compliance with, and to the knowledge of FH is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of, any applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.07 *Disclosure Documents.* None of the information supplied or to be supplied by or on behalf of FH or any of its Affiliates for inclusion or incorporation by reference in any XC Disclosure Document, including the Proxy Statement, or in connection with any financing by XC or any of its Subsidiaries in connection with the Transactions, will, at the time of the filing thereof or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, FH makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of XC or any Affiliates thereof for inclusion or incorporation by reference in the XC Disclosure Documents.

Section 3.08 *Finders' Fees.* Except for Morgan Stanley / Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., whose fees will be paid by FH, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of FH who might be entitled to any fee or commission in connection with the Transactions, and FH has not taken any action that could cause XC to be liable for any such fees or commissions.

Section 3.09 *Litigation.* Except for matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect, as of the date hereof, there is no Action against, or, to the knowledge of FH, threatened against or affecting, FH or any of its Subsidiaries or any executive officer or director of FH or any

24

Subsidiary of FH before (or, in the case of threatened Actions, that would be before) any Governmental Authority or arbitrator. Neither FH nor any of its Subsidiaries is subject to any outstanding Order or arbitration ruling, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.10 *Ownership of Shares*. Neither FH nor any of its Affiliates beneficially owns any shares of capital stock of XC as of the date hereof. At no time for the prior five (5) years has FH or any of its Affiliates been an "interested shareholder" of XC under § 912 of the NYBCL.

Section 3.11 *Financing*. At the SA Closing, FH will have sufficient cash or other sources of immediately available funds to enable it to purchase all of the Subscribed Shares and to pay all related fees and expenses payable by FH and FX in connection with the Transactions and there will be no restrictions on the use of such cash for any such purpose.

Section 3.12 *Vote Required*. No vote or consent of the holders of any of the outstanding shares of capital stock of FH is necessary to approve this Agreement or the Transactions.

Section 3.13 *Trademarks*. There is no Action pending against, or, to the knowledge of FH, threatened against, FH or any of its Subsidiaries before (or, in the case of threatened Actions, would be before) any Governmental Authority that challenges any of FH's or its Subsidiaries' rights in or to the "FUJI" and "FUJIFILM" trademarks, that, if determined or resolved adversely is reasonably expected to be, either individually or in the aggregate, material to FH or any of its material Subsidiaries.

Section 3.14 *Anti-Corruption Compliance Matters*. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect:

(a) None of FH, any of its Subsidiaries, any direct or indirect parent of FH when acting on behalf of or in connection with the business of FH or any of its Subsidiaries, any of FH's or any of its Subsidiaries' officers or directors or, to the knowledge of FH, any employees or Representatives of FH or any of its Subsidiaries, or any other Person acting on behalf of FH or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, since January 1, 2015, directly or indirectly, taken any action which would cause them to be in material violation of: (i) Article 18 of the Unfair Competition Prevention Act of Japan (Act No. 47 of 1993, as amended); (ii) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (iii) the UK Bribery Act 2010, or (iv) any other applicable anticorruption and/or anti-bribery Laws, statutes, rules, regulations, ordinances, judgments, Orders, decrees, injunctions, and writs of any Governmental Authority of any jurisdiction applicable to FH or its Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) in which FH and its Subsidiaries, taken as a whole, conduct material operations (collectively, the "**FH Applicable Anticorruption Laws**").

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(b) None of FH, any of its Subsidiaries, any direct or indirect parent of FH when acting on behalf of or in connection with the business of FH or any of its Subsidiaries, any of FH's or any of its Subsidiaries' officers or directors or, to the knowledge of FH, any employees or Representatives of FH or any of its Subsidiaries, or any other Person acting on behalf of FH or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, since January 1, 2015, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any Government Officials (or any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official) for the purpose of influencing any act or decision of such Person in his official capacity, inducing such Person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such Person to use his influence with a government or instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist FH in obtaining or retaining business, in each case, in violation of Law.

(c) As of the date of this Agreement, there is no current, pending, or, to the knowledge of FH, threatened charges, proceedings, investigations, audits, or complaints brought by any Governmental Authority against FH or any of its Subsidiaries, or any of FH's or its Subsidiaries' directors or officers or, to the knowledge of FH, any agent, employee or Affiliate of FH or any of its Subsidiaries with respect to any FH Applicable Anticorruption Laws.

(d) FH and its Subsidiaries have established reasonable and adequate internal controls and procedures intended to ensure compliance with FH Applicable Anticorruption Laws, including a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed and access to assets is permitted only in accordance with FH's or its Subsidiaries' applicable policies and procedures and management's general or specific authorization, and (ii) transactions have been recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets.

(e) The books, records and accounts of FH and its Subsidiaries have at all times since January 1, 2015 accurately and fairly reflected, in reasonable detail and in all material respects, the transactions and dispositions of their respective funds and assets. Since January 1, 2015 there have not been any false or fictitious entries made in the books, records or accounts of FH or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither FH nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

(f) None of FH, any of its Subsidiaries, any direct or indirect parent of FH when acting on behalf of or in connection with the business of FH or any of its Subsidiaries, any of FH's or any of its Subsidiaries' officers or directors or, to the knowledge of FH, any employees Representatives of FH or any of its Subsidiaries, or any other Person acting on behalf of FH or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, directly or indirectly, offered, paid, promised to pay, authorized a payment of, nor solicited, accepted, or agreed to accept any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to or from any person for the purpose of influencing any act or decision or otherwise engaged in commercial bribery, fraud, corruption kickback or other unlawful or improper means of obtaining or retaining business, in each case, in violation of Law.

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Section 3.15 *Investment Representations.*

(a) FH is acquiring the Subscribed Shares for its own account with the present intention of holding such securities for purposes of investment, and it has no intention of selling such securities in a public distribution in violation of U.S. federal securities Laws or any applicable state securities Laws.

(b) FH is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

(c) FH understands that (i) the Subscribed Shares will not be registered under the Securities Act, or any applicable state securities laws, and will be issued in reliance on exemptions from the registration requirements under the Securities Act and state securities laws, and may not be reoffered or resold except through a valid and effective registration statement or pursuant to a valid exemption from the registration requirements under the Securities Act and applicable state securities laws, and (ii) the certificates that will be issued upon the issuance of such Subscribed Shares will contain a legend noting the necessity for compliance with state and federal securities laws in substantially the form set forth in Section 3.16.

Section 3.16 *Legend.* Each certificate representing any Subscribed Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS), OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT."

Section 3.17 *Related Party Contracts; Specified Contracts.*

(a) Section 3.17(a) of the FH Disclosure Letter sets forth a true and complete list of each material Related Party Contract. Since January 1, 2015, there has been no material payment between FX or any of its Subsidiaries or any of their respective Related Parties, on the one hand, and FH or any of its Affiliates or any of their respective Related Parties (other than FX and its Subsidiaries), on the other hand, other than any such payment made pursuant to any Related Party Contracts set forth on Section 3.17(a)(i) of the FH Disclosure Letter, true and

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complete copies of which have been made available to XC prior to the date of this Agreement. As of the SA Closing, none of FX or any of its Subsidiaries shall have any outstanding material liabilities owed to FH or any of its Affiliates or any of their respective Related Parties (other than FX and its Subsidiaries) other than pursuant to any Related Party Contract set forth on Section 3.17(a)(i) of the FH Disclosure Letter or pursuant to any Related Party Contracts entered into after the date of this Agreement as set forth in Section 3.17(a)(ii) of the FH Disclosure Letter.

(b) Other than as set forth in Section 3.17(b) of the FH Disclosure Letter, neither FH nor any of its Affiliates (other than FX and its Subsidiaries) is party to a Contract that:

(i) contains any non-compete or exclusivity provision or otherwise limits the freedom of FH or any of its Affiliates to compete in any line of business currently conducted by XC or any of its Subsidiaries, or to sell, supply, acquire, obtain or distribute any product or service currently within the scope of the business conducted by XC or any of its Subsidiaries , in each case, in any geographic area in respect or to a degree that would bind or purport to bind XC or any of its Affiliates from and after the RA Closing or the SA Closing in a manner or to a degree that would be material to XC and its Subsidiaries, taken as a whole;

(ii) contains any "most favored nation" pricing provisions that would bind or purport to bind XC or any of its Affiliates from and after the RA Closing or the SA Closing in a manner or to a degree that would be material to XC and its Subsidiaries, taken as a whole; or

(iii) (x) would otherwise bind, obligate or restrict, or purport to bind, obligate or restrict, XC or any of its Affiliates, or any of their respective assets, in any fashion or (y) grants to any Third Party any right to, or with respect to, any material Intellectual Property Rights owned by XC or any of its Subsidiaries by virtue of XC and its Affiliates becoming Affiliates of FH or any of its Affiliates upon the SA Closing, in each case in a manner or to a degree that would be material to XC and its Subsidiaries, taken as a whole.

Section 3.18 *Contributed Shares*. Upon completion of the SA Closing in accordance with the terms of this Agreement, good and marketable title to the Contributed Shares will be transferred to XC, free and clear of all Liens (other than any Liens arising under any applicable securities Laws), and as a result XC will indirectly own 100% of all outstanding FX Securities (as defined in the Redemption Agreement).

Section 3.19 *Independent Investigation*. FH acknowledges and agrees (a) that, except for the specific representations and warranties of XC contained in Article 2 (which to the extent provided for in this Agreement include and are subject to the XC Disclosure Letter and the XC SEC Documents), none of XC, its Subsidiaries or Affiliates and their respective shareholders, controlling Persons and Representatives makes or has made (and FH has not relied on) any representation or warranty, either express or implied, written or oral, with respect to XC or its Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics,

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or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement or the Redemption Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain "data rooms" maintained by XC, supplemental information or other materials or information with respect to any of the above) or otherwise made available to FH or any of its Affiliates, shareholders or Representatives, and (b) that, to the fullest extent permitted by applicable Law, none of XC, its Affiliates or Subsidiaries, shareholders or Representatives shall have any liability or responsibility whatsoever to FH, its Affiliates or their Subsidiaries, shareholders or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to FH, its Affiliates or any of their respective Subsidiaries, shareholders or Representatives, except as and only to the extent expressly set forth in this Agreement and except for liability or responsibility for fraud. FH has not relied on any fairness opinion issued by any financial advisor to XC in respect of the Transactions.

ARTICLE 4.
CERTAIN COVENANTS OF XC

Section 4.01 *Conduct of XC.*

(a) Except (x) as required by Law, Order or otherwise by any Governmental Authority, (y) as expressly contemplated, required or otherwise expressly permitted by any Transaction Document or (z) as set forth in Section 4.01 of the XC Disclosure Letter, from the date hereof until the SA Closing (or such earlier date on which this Agreement is terminated pursuant to Article 7), unless FH otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), XC shall, and shall cause each of its Subsidiaries, to:

(i) conduct its business in all material respects in the ordinary course; and

(ii) use its commercially reasonable efforts to:

(A) preserve intact its business organizations and relationships and goodwill with material customers, suppliers, distributors, licensors and licensees with whom XC or any of its Subsidiaries have significant business relationships;

(B) maintain the employment of its present officers and key employees identified in Section 4.01(a)(ii)(B) of the XC Disclosure Letter (*provided,* that XC shall not be obligated to increase the compensation of, or make any other payments to, such officers and key employees;);

(C) maintain and keep material properties and assets: (X) in good repair and condition, subject to ordinary course wear and tear; and (Y) insured in accordance with the Insurance Policies described in Section 2.24; and

(D) maintain in effect all material XC Permits necessary to the current operation of the business of XC or any of its Subsidiaries.

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(b) Without limiting the generality of the foregoing and in furtherance thereof, except (x) as required by Law, Order or otherwise by any Governmental Authority, (y) as expressly contemplated, required or otherwise expressly permitted by any Transaction Document or (z) as set forth in Section 4.01 of the XC Disclosure Letter, from the date hereof until the SA Closing (or such earlier date on which this Agreement is terminated pursuant to Article 7), unless FH otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), XC shall not and shall not permit any of its Subsidiaries to:

(i) amend its Organizational Documents (whether by merger, consolidation or otherwise), other than (A) immaterial amendments with respect to Key XC Subsidiaries; or (B) amendments with respect to Subsidiaries that are not Key XC Subsidiaries;

(ii) merge or consolidate XC or any of its Subsidiaries with any other Person (except for any such transactions between or among XC and any wholly owned Subsidiaries of XC, in which XC is the surviving entity), or restructure, reorganize or completely or partially liquidate its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business, other than:(A) acquisitions pursuant to Contracts in effect as of the date of this Agreement; (B) acquisitions not in excess of $15 million individually or $200million in the aggregate; provided that prior notice to FH shall be required for acquisitions in excess of $10 million individually or $30 million in the aggregate; and (C) redemptions of any shares of Series B Preferred Stock in accordance with the Organizational Documents.

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of XC or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than

(A) issuances or transfers by a wholly owned Subsidiary of XC to XC or another wholly owned Subsidiary,

(B) pursuant to (x) the exercise of XC Stock Options, (y) the vesting or settlement of XC Awards or (z) pursuant to the settlement of XC Awards in order to satisfy Tax withholding obligations,

(C) in connection with the conversion of any shares of Series B Preferred Stock in accordance with the Organizational Documents of XC;

(D) issuances or grants of XC Awards under XC Stock Plans in the ordinary course of business; provided that, in the case of this clause (D), the aggregate value of the shares of capital stock of XC or any of its Subsidiaries covered by all such issuances or grants shall not exceed the amount set forth on Section 4.01(b)(iv)(D) of the XC Disclosure Letter; and

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(E) issuances, grants, "equitable adjustments", or adjustments to conversion rates to the extent required or made in connection with the payment of the Special Dividend or the occurrence of the SA Closing.

(v) create or incur any Lien (other than a Permitted Lien) material to XC or any Key XC Subsidiary, except in the ordinary course of business or in connection with the Dividend Loan;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than XC or any direct or indirect wholly owned Subsidiary of XC) in excess of $10 million in the aggregate, except in connection with financing of receivables in the ordinary course of business;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for:

(A) regular quarterly cash dividends with customary record and payment dates on the Common Stock not in excess of the amount (on an annualized basis) per share set forth on Section 4.01(b)(vii)(A) of the XC Disclosure Letter;

(B) the Special Dividend;

(C) dividends paid by any direct or indirect wholly owned Subsidiary to XC or to any other direct or indirect wholly owned Subsidiary); or

(D) dividends paid to holders of shares of Series B Preferred Stock in accordance with the Organizational Documents of XC;

(viii) enter into any agreement with respect to the voting of its capital stock, except for proxies solicited in connection with any annual or special meeting of XC's shareholders;

(ix) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than:

(A) transactions among XC and its wholly owned Subsidiaries or among XC's wholly owned Subsidiaries;

(B) repurchases of shares of Common Stock in the ordinary course of business (including as to volume) at then prevailing market prices pursuant to XC's share repurchase program as in effect from time to time;

(C) redemptions of any shares of Series B Preferred Stock in accordance with the Organizational Documents of XC; or

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(D) acquisitions, or deemed acquisitions, of shares of Common Stock in connection with (x) the payment of the exercise price of XC Stock Options with shares of Common Stock including in connection with "net exercises") and (y) required Tax withholding in connection with the exercise of XC Stock Options or and the vesting or settlement of XC Awards;

(x) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of XC or any of its Subsidiaries, except for indebtedness for borrowed money

(A) that does not exceed $25 million, individually, and $50M, in aggregate; provided that prior notice to FH shall be required for indebtedness for borrowed money exceeding $10 million individually,

(B) that is in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced,

(C) that consists of guarantees incurred in compliance with this Section 4.01(b) by XC of indebtedness of wholly owned Subsidiaries of XC,

(D) among XC and its wholly owned Subsidiaries or among XC's wholly owned Subsidiaries or

(E) incurred in connection with the Dividend Loan;

(xi) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those as may be contemplated by the plan described in Section 4.01(b)(xi) of the XC Disclosure Letter or (B) any capital expenditures not to exceed $10 million individually or $150 million in the aggregate during any 12-month period; provided that prior notice to FH shall be required for capital expenditures exceeding $30 million in the aggregate during any 12-month period ;

(xii) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP after the date of this Agreement;

(xiii) except with respect to shareholder litigation related to the Transactions, which is the subject of Section 5.08, settle any Action for an amount in excess of the applicable amount set forth on Section 4.01(b)(xiii) of the XC Disclosure Letter, provided that such settlement is limited only to the payment of money and customary confidentiality agreements;

(xiv) enter into, amend, waive or terminate any Material Contract (or Contract that would have been a Material Contract had it been entered into prior to this Agreement), or cancel, modify or waive any debts or claims held by it or waive any material rights, in each case, except in the ordinary course of business or in accordance with Section 4.03;

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(xv) except in the ordinary course of business or as otherwise required by Law, make, change or revoke any material Tax election, file any material amendment to any material Tax Return, adopt or change any material accounting method in respect of Taxes, change any material Tax accounting period, enter into any Tax allocation, Tax sharing or Tax indemnity agreement other than agreements entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes, enter into any closing agreement or other agreements with any Governmental Authority with respect to a material amount of Taxes, settle or compromise any Action in respect of a material amount of Taxes, apply for or enter into any ruling with respect to Taxes or surrender any right to claim a material Tax refund;

(xvi) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, disclaim, dedicate to the public, allow to lapse or expire (including by failing to take required actions or make required payments) or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of XC or its Subsidiaries, including capital stock of any of its Subsidiaries, except

(A) in connection with services provided in the ordinary course of business and sales of obsolete assets;

(B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $30 million individually or $100 million in the aggregate; provided that prior notice to FH shall be required for dispositions of assets with fair market value in excess of $10 million individually or $30 million in the aggregate;

(C) pursuant to Contracts in effect prior to the date of this Agreement or entered into in the ordinary course of business following the date of this Agreement; or

(D) sales, leases, licenses or other dispositions of inventory in the ordinary course of business;

(xvii) except as required pursuant to any XC Plan, as required by applicable Law or in the ordinary course of business,

(A) grant or provide any severance, retention, change in control, bonus or termination payments or benefits to any Worker, except for payments or benefits in the ordinary course of business,

(B) increase the compensation, bonus or pension, welfare, severance or other benefits of, or pay any bonus to any Worker, except for increases or payments in the ordinary course of business,

(C) establish, adopt, amend or terminate any material XC Plan or amend the terms of any outstanding equity-based awards other than in the ordinary course of business and that do not materially increase the cost to XC, in the aggregate, of maintaining such XC Plan,

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(D) take any action to amend, waive or accelerate the performance or the criteria of vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any XC Plan, to the extent not already provided in any such XC Plan,

(E) change any actuarial or other assumptions used to calculate funding obligations with respect to any XC Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by changes in GAAP or regulations governing plan funding pursuant to Internal Revenue Code sections 412 and 430 relative to U.S. defined benefit plans after the date of this Agreement,

(xviii) enter into any collective bargaining agreement or other labor agreement with a union, labor organization or works council except if (A) it does not result in a material increased cost to XC or (B) it relates to the renewal of any expiring or soon-to-be expiring agreement on substantially similar terms; *provided, that*, for the avoidance of doubt, any consultation or negotiation with any such union, labor organization or works counsel shall be permitted;

(xix) other than transactions among XC and its wholly owned Subsidiaries or among XC's wholly owned Subsidiaries, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of any material real properties of XC or its Subsidiaries, outside the ordinary course of business; or

(xx) agree, authorize or commit to do any of the foregoing.

Section 4.02 *Access to Information*.

(a) From and after the date hereof until the SA Closing, subject to applicable Law, XC shall:

(i) provide to FH, its counsel, financial advisors, auditors and other authorized Representatives, upon reasonable prior notice, reasonable access during normal business hours to the properties, books and records of XC and its Subsidiaries,

(ii) furnish to FH, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information concerning XC and its Subsidiaries as such Persons may reasonably request and

(iii) instruct the employees, counsel, financial advisors, auditors and other authorized Representatives of XC and its Subsidiaries to cooperate with FH in the matters described in clauses (i) and (ii) above.

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(b) Any investigation pursuant to this Section 4.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of XC and its Subsidiaries.

(c) Nothing in this Section 4.02 shall require XC to provide any access, or to disclose any information if XC reasonably determines that such access or disclosure would (i) violate applicable Law (including Antitrust Laws and Data Protection Laws) or any confidentiality obligation of XC owed to any Third Party under a confidentiality agreement or similar agreement or otherwise expose XC or any of its Subsidiaries to risk of liability for disclosure of sensitive or personal information; or (ii) jeopardize the protection of any attorney-client privilege, attorney work product protection or other legal privilege to the extent such privilege or protection cannot be protected by XC through exercise of its commercially reasonable efforts; provided, that XC shall (A) use reasonable best efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such Law or confidentiality obligations, as applicable and (B) notify FH that XC has reasonably determined that such access or disclosure is not being provided, along with reasonable detail of the facts giving rise to such notification (to the extent disclosure of such information would not otherwise be subject to the first clause of this Section 4.02(c)).

Section 4.03 *Non-Solicitation.*

(a) From the date of this Agreement until the SA Closing or, if earlier, the termination of this Agreement in accordance with its terms, except as permitted by the following provisions of this Section 4.03, XC shall not, nor shall XC permit any of its Subsidiaries to, and XC shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries or the making or submission of any offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal,

(ii) participate or engage in any discussions (other than to state that XC is not permitted to have discussions under this Agreement, or to clarify the terms of any inquiry or submission), or negotiations with, or disclose or provide any non-public information or data relating to XC or any of its Subsidiaries or afford access to the properties, assets, books or records or employees of XC or any of its Subsidiaries to, any Person or "group" (as defined under Section 13(d) of the Exchange Act) in connection with any offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or

(iii) agree, propose or announce its intention to do any of the foregoing.

Subject to Section 4.03(b), XC:

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(x) shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with Third Parties that may be ongoing as of the date hereof with respect to an actual or potential Acquisition Proposal (including, if applicable, by terminating access to any data room maintained in connection therewith),

(y) shall not amend, terminate, waive or fail to enforce any provisions of any confidentiality or similar agreement to which it or any of its Subsidiaries is a party with respect to any actual or potential Acquisition Proposal, except if the XC Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to violate its fiduciary duties to XC's shareholders under applicable Law, and

(z) shall promptly request, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of any confidential information previously furnished to any Third Party with respect to an actual or potential Acquisition Proposal and, if applicable under the terms of such confidentiality agreement, the confirmation of such return or destruction by such Third Party.

(b) Notwithstanding anything to the contrary contained in Section 4.03(a), if:

(i) XC, any of its Subsidiaries or any of their respective Representative receives an unsolicited bona fide written Acquisition Proposal from a Third Party,

(ii) XC has not materially breached its obligations under this Section, and

(iii) the XC Board determines in good faith, after consultation with its financial advisors and outside legal counsel (such consultation, "Consultation"), that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal,

then, subject to its giving FH prompt (and in any event, within two (2) Business Days after receipt of such Acquisition Proposal) written notice (which notice shall identify the Third Party making such Acquisition Proposal (except to the extent prohibited by the terms of any confidentiality agreement entered into prior to the date hereof) and shall contain a complete copy thereof, or, if not in writing, a written description of the material terms thereof) XC may, at any time prior to obtaining the Applicable Shareholder Approvals, disclose and provide information (including non-public information and data) with respect to XC and its Subsidiaries to the Third Party making such Acquisition Proposal, and engage in discussions or negotiations with such Third Party regarding such Acquisition Proposal; provided, that XC

(x) shall not, nor shall XC permit any of its Subsidiaries to, and XC shall use its reasonable best efforts to cause its and their respective Representatives not to, disclose any non-public information to such Third Party without first having entered into an Acceptable Confidentiality Agreement with such Third Party and

(y) shall promptly provide to FH any material non-public information provided to such Third Party which was not previously provided to FH.

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(c) In addition to any other prior notice obligations contained in this Section 4.03, from and after the date of this Agreement, if XC, any Subsidiary of XC or any Representative receives from any Third Party

(i) any Acquisition Proposal or any written indication that would reasonably be expected to result in an Acquisition Proposal,

(ii) any request for non-public information relating to XC or any of its Subsidiaries related to any Acquisition Proposal or

(iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal,

then XC shall promptly (and in any event, within two (2) Business Days) notify FH in writing of the identity of such Third Party and provide FH with a complete copy of such Acquisition Proposal, indication, inquiry or request or, if not in writing, a written description of the material terms thereof, and shall keep FH reasonably informed (orally and, if requested by FH, in writing) on a reasonably current basis of the nature, status and material terms of any such Acquisition Proposal, indication, inquiry or request (including the withdrawal or rejection thereof and any material amendments thereto).

(d) Subject to the following sentence, neither the XC Board nor any committee thereof shall:

(A) fail to include in the Proxy Statement, or withdraw or modify, in any manner adverse to FH, the XC Recommendation,

(B) if any Acquisition Proposal is structured as a tender or exchange offer, fail to recommend against acceptance of such tender or exchange offer by XC's shareholders within 10 Business Days of the commencement of such tender or exchange offer pursuant to Rule 14d-2 of the Exchange Act,

(C) endorse, recommend, approve, accept or adopt any Acquisition Proposal,

(D) agree, publicly propose or announce its intention to do any of the foregoing (any of the foregoing (A) through (D), a "**Change in XC Recommendation**") or

(E) execute, enter into, approve or accept any letter of intent, agreement in principle, or agreement (other than an Acceptable Confidentiality Agreement) related to any Acquisition Proposal (an "**Acquisition Agreement**").

Notwithstanding anything to the contrary in the previous sentence or otherwise in this Agreement, prior to the receipt of the Applicable Shareholder Approvals, if XC has not materially breached its obligations under this Section, then:

(i) in connection with a written Acquisition Proposal (that has not been withdrawn) that the XC Board determines in good faith, after Consultation, constitutes a Superior Proposal, the XC Board may effect a Change in XC Recommendation, and XC may also terminate this Agreement pursuant to Section 7.01(d), if

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(X) XC provides to FH a written notice (a "**Notice of Recommendation Change**") detailing the material terms and conditions of such Superior Proposal and including copies of the most current versions of the material definitive agreements (including, if applicable, debt and equity financing commitments or a description of the material terms thereof) relating to such Superior Proposal and, except to the extent prohibited by the terms of any confidentiality agreement entered into prior to the date hereof, identifying the Person or group making such Superior Proposal (which notice shall be deemed not to be, in and of itself, a Change in XC Recommendation),

(Y) if timely requested by FH, XC negotiates in good faith regarding any changes to the terms of this Agreement proposed by FH until the sixth (6th) Business Day following receipt of the Notice of Recommendation Change such that the Acquisition Proposal that constituted a Superior Proposal ceases to constitute a Superior Proposal (it being agreed that any amendment to a material term of such Acquisition Proposal shall require a new Notice of Recommendation Change and an additional period of three (3) Business Days from the date of such new Notice of Recommendation Change), and

(Z) at the end of the applicable period the XC Board determines, after Consultation and considering in good faith any counter-offer made by FH, that the applicable Acquisition Proposal continues to constitute a Superior Proposal, or

(ii) in response to a material fact, event, occurrence, change or development (other than in connection with an Acquisition Proposal) that on the date hereof was neither known to nor reasonably foreseeable by the XC Board (or, if known, the consequences of which were not known, or reasonably foreseeable by the XC Board) (an "**Intervening Event**"), effect a Change in XC Recommendation if:

(X) XC provides to FH a Notice of Recommendation Change reasonably detailing the Intervening Event,

(Y) if timely requested by FH, XC negotiates in good faith regarding any changes to the terms of this Agreement proposed by FH until the sixth (6th) Business Day following receipt of the Notice of Recommendation Change such that the failure to effect a Change in XC Recommendation ceases to be reasonably likely to violate the XC Board's fiduciary duties to XC's shareholders under applicable law (it being agreed that any material development or additional information obtained with respect to such Intervening Event shall require a new Notice of Recommendation Change and an additional period of three (3) Business Days from the date of such new Notice of Recommendation Change), and

(Z) at the end of the applicable period the XC Board determines, after Consultation and considering in good faith any counter-offer made by FH, that the failure to effect a Change in XC Recommendation in light of such Intervening Event would be reasonably likely to violate its fiduciary duties to XC's shareholders under applicable Law.

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(e) Nothing in this Section or elsewhere in this Agreement shall prohibit XC from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) issuing a "stop, look and listen" communication (or any similar communications to its shareholders), or (iii) making any disclosure to the shareholders of XC that is required by applicable Law and any such action will be deemed not to constitute a Change in XC Recommendation.

(f) Except in connection with a Superior Proposal to be entered into, XC shall not take any action to make the provisions of any Takeover Statute inapplicable to the transactions contemplated by an Acquisition Proposal.

(g) For purposes of this Agreement:

(i) "**Acceptable Confidentiality Agreement**" means (x) a confidentiality agreement that contains terms that are no less favorable, in the aggregate, to XC, than those contained in the Confidentiality Agreement; <u>provided</u>, that an Acceptable Confidentiality Agreement (A) shall not be required to contain standstill provisions, (B) shall not provide for an exclusive right to negotiate with XC, and (C) shall not restrict XC from complying with the provisions of this <u>Section 4.03</u>, or (y) any confidentiality agreement entered into prior to the date of this Agreement.

(ii) "**Acquisition Proposal**" means any proposal or offer (including any proposal or offer from or to XC's shareholders) from any person or group other than FH relating to any direct or indirect sale or other disposition, in a single transaction or series of related transactions, of 15% or more of the fair market value of the consolidated assets or revenue of XC and its Subsidiaries, taken as a whole (whether by disposition of assets or equity securities), any purchase or sale of, or the commencement of any tender or exchange offer that if consummated would result in any person or group beneficially owning, 15% or more of any class of equity securities of XC (or of the surviving entity in a merger or the direct or indirect parent of such surviving entity), or any merger, consolidation, business combination, reorganization, reclassification, recapitalization, liquidation, dissolution or other similar transaction involving XC or any Subsidiaries whose businesses constitute 15% or more of the consolidated assets or revenue of XC and its Subsidiaries, taken as a whole, (other than any such transactions expressly permitted by this Agreement).

(iii) "**Superior Proposal**" means a bona fide unsolicited written Acquisition Proposal (with all references to "15%" therein deemed to be references to "50%" for purposes of this definition) made by a Third Party that the XC Board determines, after Consultation, (A) is more favorable, from a financial point of view, to XC's shareholders than the transactions contemplated by this Agreement, (B) is reasonably likely to be consummated within a reasonable period of time in accordance with its terms, taking into account all relevant factors, and (C) if the XC Board determines that financing from a source other than such Third Party or any of its Affiliates is required to consummate such transaction, such required financing is fully committed.

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ARTICLE 5.
CERTAIN COVENANTS OF FH AND XC

Section 5.01 *General Efforts, Cooperation, and Notices of Certain Events.*

(a) *General Efforts.* Subject to the terms and conditions of this Agreement (and other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, waivers, registrations, permits, authorizations and other confirmations relating to Antitrust Laws and obtaining CFIUS Approval, which are dealt with in Section 5.02 below), each of XC and FH shall cooperate with one another and use its reasonable best efforts (including, in the case of FH, by causing FX to use its reasonable best efforts) (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions, and to do, or cause to be done, and assist the other party hereto in doing, all things reasonably necessary, proper or advisable to cause the conditions to the RA Closing and the SA Closing to be satisfied as promptly as practicable and to consummate the Transactions as promptly as practicable, including:

(i) the making of all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and the taking of all steps as may be necessary, including convening any prerequisite meetings of bodies of XC, to obtain a required approval, consent, registration, waiver, permit, authorization, Order or other confirmation from, or to avoid an Action by, any Governmental Authority or any other Third Party,

(ii) the taking of actions to provide required notices, and obtain required consents or waivers, including in respect of any applicable Material Contracts,

(iii) except with respect to shareholder litigation related to the Transactions, which is the subject of Section 5.08, the defending of any Actions challenging this Agreement or any other Transaction Documents or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed,

(iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and the other Transaction Documents, and

(v) publicly supporting this Agreement, the Redemption Agreement and the Transactions, subject to Section 4.03.

(b) *Cooperation.* Subject to the terms and conditions of this Agreement, and subject to all applicable privileges, including the attorney-client privilege, XC and FH shall cooperate with one another (including, in the case of FH, by causing FX to cooperate):

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(i) in connection with the preparation of the XC Disclosure Documents,

(ii) the making of any filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and the taking of any steps as may be necessary, to obtain a required approval, consent, registration, waiver, permit, authorization, order or other confirmation from, or to avoid an Action by, any Governmental Authority or any other Third Party,

(iii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required,

(iv) in determining whether any actions, consents, approvals, waivers or registrations are reasonably necessary, proper or advisable in respect of other Third Parties in connection with the consummation of the Transactions and

(v) in taking such actions or making any such filings, furnishing information required in connection therewith or with the XC Disclosure Documents, and seeking timely to obtain any such actions, consents, approvals or waivers.

(c) *Communications with Governmental Authorities.* If FH or XC (or any of their respective Subsidiaries) receives a request for additional information from any Governmental Authority that is related to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. Prior to delivery of such response, to the extent practicable, such party shall provide the other party with a reasonable opportunity to review and comment on such response. No party shall participate in any substantive meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Each party shall use its reasonable best efforts to supply, and use their respective reasonable best efforts to cause their respective Affiliates to supply, as promptly as practicable any additional information and documentary material that may be requested pursuant to the foregoing.

(d) *Notices of Certain Events.* Each of XC and FH shall promptly notify the other of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii) any Action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting XC or any of its Subsidiaries or FH and any of its Subsidiaries (including FX), as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; and

(iii) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions to the obligations of any party hereto or FX set forth in Section 7.02(a) (*Representations and Warranties of XC*), Section 7.03(a) (*Representations and Warranties Regarding FH*) or Section 7.03(b) (*Representations and Warranties Regarding FX*) of the Redemption Agreement not to be satisfied;

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(iv) any material failure of that party to comply with any covenant or agreement to be complied with by it hereunder that could reasonably be expected to cause any of the conditions to the obligations of that party set forth in Section 7.02(b) (*Performance by XC*) or Section 7.03(c) (*Performance by FH and FX*) of the Redemption Agreement not to be satisfied; and

(v) any written notice or other communication from, or given by any party or any of its Affiliates (including, in the case of FH, FX) to, any Governmental Authority or private Person in connection with the Transactions;

provided, that the delivery of any notice pursuant to this Section 5.01(d) shall not affect or be deemed to modify any representation or warranty made by any party hereunder or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.02 *HSR and other Antitrust Matters; CFIUS Approval.*

(a) XC and FH shall (and FH shall cause FX to):

(i) Prepare and file a Notification and Report Form pursuant to the HSR Act and any other any filing(s) deemed reasonably necessary in respect of the Transactions under the Antitrust Laws set forth in Section 5.02(a)(i) of the FH Disclosure Letter, in each case, as promptly as reasonably practicable following signing of this Agreement;

(ii) Respond to, and comply as promptly as reasonably practicable with, any request for additional information or documentary material from any Governmental Authority regarding the filing(s) made or investigation pursuant to the Antitrust Laws;

(iii) Promptly notify each other of any substantive communication from any Governmental Authority concerning the filing(s) made or investigation pursuant to the Antitrust Laws; and

(iv) Promptly provide substantive correspondence and communications received from any Governmental Authority in connection with filing(s) made or investigation pursuant to the Antitrust Laws concerning the Transactions contemplated by this Agreement to the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants.

(b) As promptly as reasonably practicable after the date of this Agreement:

(i) The parties shall prepare and file a draft joint voluntary notice to CFIUS, and will promptly provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during such pre-filing consultation period, at the end of which the parties will prepare and file with CFIUS a final joint voluntary notice;

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(ii) The parties shall submit to DSS and DOE, notification of the Transaction pursuant to the NISPOM and any other applicable national or industrial security regulations, and submit and request approval under any foreign ownership, control or influence ("**FOCI**") related requirements and similar requirements or where any FOCI may, in the opinion of any Governmental Authority, adversely impact security requirements, and obtain DSS and DOE approval pursuant to such requirements; and

(iii) XC, in consultation with FH, shall prepare and file with DDTC a notice as required under the ITAR, 22 CFR§ 122.4(b), with respect to the Transactions.

Each of the parties shall (and FH shall cause FX to) use its best efforts to respond to, and comply with, as promptly as reasonably practicable, any inquiries and requests for additional information or documentary material from any Governmental Authority in connection with the foregoing.

(c) Without limiting the generality of Section 5.02(a) or Section 5.02(b), FH and XC shall, and FH shall cause FX to promptly use reasonable best efforts to secure or otherwise obtain the CFIUS Approval and DSS/DOE Approval, and to resolve any objections asserted with respect to the Transactions under any applicable Law raised by CFIUS or any of its member agencies, DSS, DOE or DDTC), in order to prevent the entry or issuance of, any Order that would prevent, prohibit, restrict or delay the consummation of the Transactions, including on behalf of itself and its Affiliates (including, in the case of FH, FX) entering into any mitigation agreement with CFIUS as may be required; provided, that, for the avoidance of doubt, with respect to FH and its Subsidiaries (including FX and its Subsidiaries), such actions shall also include agreeing, on behalf of itself and its Subsidiaries, at its or their sole cost and expense, to any action, condition or restriction required by CFIUS or any of its member agencies, DSS, DOE or DDTC in connection with the CFIUS Approval or the DSS/DOE Approval (including entering into any mitigation agreement as may be required) in order to receive the CFIUS Approval and the DSS/DOE Approval; provided, however, that in no event shall anything in this Agreement require, or be construed to require, XC, FH, or any of their respective Affiliates to take, or agree to take, any action or actions that would individually or collectively result or would be reasonably expected to result in a material adverse effect on the business, results of operations, assets or financial condition of (i) XC and its Subsidiaries, taken as a whole, (ii) FH and its Subsidiaries (other than XC and its Subsidiaries), taken as a whole, or (iii) FX and its Subsidiaries, taken as a whole. In the event during the CFIUS review or investigation period CFIUS offers the parties an opportunity to withdraw and resubmit the CFIUS notice, either party shall agree to such withdrawal and refiling if requested to do so by the other party; provided, that each party may only so request the other party to so withdraw and refile once, such request to be made not less than six (6) months prior to the SA End Date.

(d) Without limiting the generality of Section 5.02(a) or Section 5.02(b), FH and XC shall, and FH shall cause FX to promptly use reasonable best efforts to secure or otherwise obtain all requisite approvals, clearances and authorizations for the Transactions under the HSR Act or any other Antitrust Law raised by any Governmental Authority, in order to prevent the entry or issuance of, any Order that would prevent, prohibit, restrict or delay the consummation of the Transactions, including, on behalf of itself and its Affiliates (including, in the case of FH, FX), (i) restructuring, selling, divesting, holding separate, or disposing of assets

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or businesses contemporaneously with or subsequent to the RA Closing or the SA Closing, or committing to take such actions, (ii) terminating existing relationships, contractual rights or obligations, (iii) terminating any joint venture or other arrangement or (iv) creating any relationship, contractual right, condition, restriction or obligation, including agreeing to change or modify any course of conduct regarding their respective future operations or otherwise taking actions that would limit their respective freedom of action with respect to, or ability to retain, any of their particular assets or categories of assets or businesses (or, in each case, entering into agreements or stipulating to the entry of any Order by, or filing appropriate applications with any Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to XC, by FH; consenting to such action by XC (including any consents required under this Agreement with respect to such action)); provided, however, that in no event shall anything in this Agreement require, or be construed to require, XC, FH, or any of their respective Affiliates to take, or agree to take, any action or actions that individually or collectively would result or would reasonably be expected to result in a material adverse effect on the business, results of operations, assets or financial condition of (x) XC and its Subsidiaries, taken as a whole, (y) FH and its Subsidiaries (other than XC and its Subsidiaries), taken as a whole, or (z) FX and its Subsidiaries, taken as a whole.

(e) FH and XC shall (and FH shall cause FX to) respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions and FH, XC and any of their respective Affiliates shall not (and FH shall cause FX not to) take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act, the obtaining of approval (or materially increase the risk of not obtaining) under any other Antitrust Law or of any Governmental Authority or the obtaining of CFIUS Approval. Neither XC nor FH shall (including, in the case of FH, by causing FX not to) (A) consent to any voluntary extension of any deadline or waiting period under applicable Law or to any voluntary delay of the consummation of the Transactions or (B) withdraw any filings, notices, petitions, statements, registrations, submissions of information, applications or other documents relating to the Transactions, in either case, whether at the behest of any Governmental Authority or otherwise, without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining CFIUS Approval, the expiration or termination of the applicable waiting periods under, or any approvals under, the HSR Act or any other Antitrust Laws or approvals from any other Governmental Authorities, unless the effectiveness of such agreement or action is conditioned upon the SA Closing.

(f) XC and FH shall (and FH shall cause FX to), as and to the extent permitted by applicable Law, (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority (including CFIUS (or any of its member agencies), DSS, DOE or DDTC) in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other parties hereto informed in all substantive respects and on a reasonably timely basis of any substantive communication received by such party from, or given by such party to any other Governmental Authority and of any substantive communication received or given in connection with any

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proceeding by a private Person, in each case regarding any of the Transactions, (iii) promptly furnish the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with any filing or submission made or investigation or other inquiry concerning the Transactions pursuant to the Antitrust Laws, in connection with obtaining CFIUS Approval or any other approval or consent of a Governmental Authority (including CFIUS (or any of its member agencies), DSS, DOE or DDTC) in connection with the Transactions and (iv) permit the other party to have a reasonable opportunity to review and comment on any filing made with, or written materials submitted to, and consult with each other in advance of any meeting, substantive telephone call or conference with, any third Person or any Governmental Authority in connection with the Transactions; provided that any such information or materials referred to in clauses (i)—(iv) may be redacted (x) to remove references concerning the valuation of XC and (y) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns or in appropriate cases due to confidentiality to limit disclosure to outside lawyers and consultants. XC and FH shall not (and FH shall cause FX not to) participate or agree to participate in any meeting or substantive discussion with any Governmental Authority relating to any filing(s) made or investigation pursuant to the HSR Act or other Antitrust Laws concerning the Transactions contemplated by this Agreement or in connection with obtaining CFIUS Approval or any other approval or consent of a Governmental Authority (including CFIUS (or any of its member agencies), DSS, DOE or DDTC) in connection with the Transactions, unless it consults with the other party in advance and invites the other party's representatives to attend and participate in any in-Person meetings and to participate in any telephone calls, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Authority prohibits such attendance or participation.

Section 5.03 *Certain Matters.* The parties covenant and agree as set forth on Section 5.03 of the XC Disclosure Letter.

Section 5.04 *Proxy Statement; XC Shareholders Meeting.*

(a) XC shall prepare, and file with the SEC, as soon as reasonably practicable after the FX Initial Financials and Unaudited 2018Q3 Financials become available, proxy materials relating to the XC Shareholder Meeting in preliminary form, subject to FH's reasonable cooperation in connection therewith; provided, that, in XC's sole discretion, XC may also file proxy materials prior to the FX Initial Financials and Unaudited 2018Q3 Financials becoming available. FH shall provide to XC all information concerning FH and FX as may be reasonably required to be included in the Proxy Statement (as defined below) and shall otherwise assist and cooperate with XC in the preparation of the Proxy Statement and the resolution of SEC comments referred to below. As promptly as reasonably practicable following the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act or the resolution of any comments by the SEC with respect to the preliminary proxy materials, XC shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders. XC shall cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form with all applicable SEC requirements. Prior to filing all such proxy materials required to be filed pursuant to this Section 5.04(a), XC shall provide FH and its counsel with a reasonable opportunity to review and comment on each such filing in advance and XC shall consider additions, deletions or changes thereto reasonably proposed by FH and its counsel.

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(b) Subject to applicable Law, XC shall notify FH as promptly as reasonably practicable of the receipt of any material comments (written or oral) from the SEC (or of notice of the SEC's intent to review the Proxy Statement) and of any request by the SEC for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply FH with copies of all correspondence between XC or any of its representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or other filing. XC shall, to the extent practicable under the circumstances: (i) consult with FH prior to responding to any comments or inquiries by the SEC with respect to any filings related to (or necessary or appropriate to facilitate) the Transactions; (ii) provide FH and its counsel with a reasonable opportunity to review and comment on any such written response in advance; and (iii) consider including in such response comments reasonably proposed by FH and its counsel. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement, XC shall promptly inform FH of such occurrence, provide FH and its counsel with a reasonable opportunity to review and comment on any such amendment or supplement in advance, shall consider including in such amendment or supplement comments reasonably proposed by FH and its counsel, and shall cooperate in filing with the SEC and/or mailing (if necessary) to the shareholders of XC, such amendment or supplement.

(c) If at any time prior to receipt of the Applicable Shareholder Approvals, any event relating to XC or any of its Affiliates, officers or directors is discovered by XC that is required to be set forth in a supplement or amendment to the Proxy Statement, XC shall promptly inform FH. If at any time prior to the receipt of the Applicable Shareholder Approvals, any event relating to FH or any of its Affiliates (including FX), or any of their respective officers or directors is discovered by FH that is required to be set forth in a supplement or amendment to the Proxy Statement, FH shall promptly inform XC.

(d) As promptly as reasonably practicable following the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act or the resolution of any comments to the preliminary proxy materials by the SEC, XC shall duly call and give notice of, and thereafter convene and hold, a meeting of XC's shareholders in compliance with New York Law, the New York Stock Exchange rules, applicable securities Laws and its certificate of incorporation and bylaws for the purpose of obtaining the Applicable Shareholder Approvals (the "**XC Shareholder Meeting**"). Except to the extent expressly permitted by Section 4.03, the XC Board shall recommend that XC's shareholders vote in favor of the Applicable Shareholder Approvals at the XC Shareholder Meeting (the "**XC Recommendation**") and XC will use its reasonable best efforts to obtain from its shareholders proxies in favor of the Applicable Shareholder Approvals. XC (i) shall consult with FH regarding the date of the XC Shareholder Meeting (which, subject to the terms of the proviso below relating to postponement and adjournment, shall be held not later than 45 days after the mailing of the Proxy Statement to XC's shareholders), and (ii) shall not postpone or adjourn the XC Shareholder Meeting without the prior written consent of FH; provided, however, that XC may adjourn or postpone the XC Shareholder Meeting to the extent that (w) XC reasonably believes it may be necessary to ensure XC's shareholders have adequate time to receive and

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consider any necessary supplement or amendment to the Proxy Statement, (x) as of the time that the XC Shareholder Meeting is scheduled, there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the XC Shareholder Meeting, (y) as of the time that the XC Shareholder Meeting is convened, adjournment of the XC Shareholder Meeting is necessary to enable XC to solicit additional proxies in order to obtain sufficient votes in favor of the Applicable Shareholder Approvals or (z) XC believes it reasonably necessary to ensure compliance with applicable Law, including compliance with the fiduciary duties of the XC Board and its members, or in connection with XC or the XC Board taking any of the actions expressly permitted by Section 4.03(b), Section 4.03(d), Section 4.03(e) or Section 4.03(f) in response to an Acquisition Proposal.

(e) XC agrees to provide FH, upon FH's request, with periodic voting reports concerning the proxy solicitation results promptly following any reasonable request by FH. Unless this Agreement has been terminated in accordance with Article 7, XC's obligations under this Section shall not be affected by the existence of any Acquisition Proposal (except to the extent expressly provided in this Agreement, including Section 5.02(d)) and XC shall not submit to a vote of its shareholders any Acquisition Proposal or other matter relating thereto.

Section 5.05 *FX Financial Statements*.

(a) FH shall, and shall cause FX to, exercise its reasonable best efforts to obtain the FX Initial Financials and cause them to be delivered to XC as promptly as practicable following the date of this Agreement, and in any event no later than April 15, 2018.

(b) If SEC Relief is not obtained prior to March 31, 2018, FH shall, and shall cause FX to, exercise its reasonable best efforts to obtain the FX Revised Financials and cause them to be delivered to XC as promptly as practicable following March 31, 2018, and in any event no later than the earlier of (i) five (5) Business Days prior to the Closing Date and (ii) June 30, 2018.

(c) FH shall, and shall cause FX to, exercise its reasonable best efforts to obtain the FX FY2018 Financials, as promptly as practicable following March 31, 2018, and in any event no later than the earlier of (i) five (5) Business Days prior to the Closing Date and (ii) June 30, 2018.

(d) FH shall, and shall cause FX to, exercise its reasonable best efforts to obtain the FX Interim Financials, as promptly as practicable following the end of each fiscal quarter, and in any event no later than forty (40) calendar days thereafter.

(e) XC will bear all costs and expenses of PwC incurred in obtaining the FX Revised Financials, the FX FY2018 Financials, and the FX Interim Financials.

Section 5.06 *Public Announcements*. Except in connection with any Acquisition Proposal or any Change in XC Recommendation otherwise made in accordance with this Agreement, FH and XC shall, and shall cause their respective Subsidiaries (including, with respect to FH, FX) to, consult with each other before issuing any press release, making any other public statement, or scheduling any press conference or conference call with investors or

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analysts, with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by applicable Law or any listing agreement with or rule of any national securities exchange or association or with respect to any Change in XC Recommendation otherwise made in accordance with this Agreement, shall not, and shall cause their respective Subsidiaries not to, issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party; provided, however, that the foregoing shall not apply to any press release or other public statement to the extent it contains substantially the same information as previously publicly communicated by one or more of the parties.

Section 5.07 *Takeover Statutes.* If any Takeover Statute becomes applicable to the Transactions, each of XC and FH shall (and FH shall cause FX to), to the extent permitted by applicable Law, use reasonable best efforts to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to eliminate or minimize the effects of any such restriction on the Transactions.

Section 5.08 *Shareholders Litigation.* Prior to the SA Closing, (a) XC shall promptly advise FH in writing of any shareholder litigation that is brought or, to the knowledge of XC, threatened in writing, against XC or its directors relating to this Agreement and shall keep FH reasonably informed regarding any such shareholder litigation, (b) XC shall, to the extent reasonably practicable, consult with FH regarding the defense, settlement or prosecution of any such shareholder litigation, and (c) XC shall not consent to the entry of any judgment or enter into any settlement with respect to any such shareholder litigation without the prior written consent of FH (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that XC, with or without the consent of FH, shall be permitted to offer to make or make any payment with respect to such shareholder litigation and to consent to the entry of any judgment or enter into any settlement relating to such shareholder litigation if the terms thereof are reasonably acceptable to FH.

Section 5.09 *Director and Officer Liability.*

(a) For six (6) years after the SA Closing, XC shall, and FH shall cause XC to, indemnify and hold harmless and provide advancement of expenses to the present (as of the date hereof or any time prior to the SA Closing) and former officers and directors of XC and its Subsidiaries and any individual who is as of the date of this Agreement or commences, prior to the SA Closing, serving at the request of XC or any of its Subsidiaries as a director or officer of another Person (each, an "**Indemnified Person**") in respect of (i) acts or omissions occurring at or prior to the SA Closing, (ii) the fact that such Indemnified Person is or was a director or officer, or is or was serving at the request of XC or any of its Subsidiaries as a director or officer of another Person prior to the SA Closing and (iii) the Transaction Documents and the Transactions, in each case to the fullest extent permitted by the NYBCL or any other applicable Law or provided under XC's or such Subsidiary's Organizational Documents in effect on the date hereof. Without limiting the foregoing, FH, from and after the SA Closing, shall cause, unless otherwise required by applicable Law, XC's or such Subsidiary's Organizational Documents to contain provisions no less favorable to the Indemnified Persons with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in XC's or such Subsidiary's Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons.

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(b) Prior to the SA Closing, XC may obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of XC's existing directors' and officers' insurance policies ("**D&O Insurance**"), in each case for a claims reporting or discovery period of at least six (6) years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date from an insurance carrier with the same or better credit rating as XC's current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in aggregate than the coverage provided under XC's existing policies. If XC for any reason does not obtain such "tail" insurance policies as of the Closing Date, then XC shall, and FH shall cause XC to, continue to maintain in effect, for a period of at least six (6) years from and after the Closing Date, the D&O Insurance in place as of the date hereof with XC's current insurance carrier or with an insurance carrier with the same or better credit rating as XC's current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in aggregate than the coverage provided under XC's existing policies as of the date hereof, or XC shall purchase from XC's current insurance carrier or from an insurance carrier with the same or better credit rating as XC's current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are no less favorable in aggregate than as provided in XC's existing policies as of the date hereof; provided that in no event shall XC be required to expend for such policies pursuant to this Section 5.09(b) an annual premium amount in excess of three hundred percent (300%) of the amount per annum XC paid in its last full fiscal year; provided, further that if the aggregate premiums of such insurance coverage exceed such amount, XC shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the SA Closing, for a cost not exceeding such amount.

(c) The rights of each Indemnified Person under this Section 5.09 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of XC or any of its Subsidiaries, under the NYBCL or any other applicable Law or under any agreement of any Indemnified Person with XC or any of its Subsidiaries. These rights shall survive the SA Closing and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(d) If XC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, XC and FH shall cause proper provision to be made so that the successors and assigns of XC shall assume the applicable obligations of such party set forth in this Section 5.09.

Section 5.10 *Repayment of Bank Loan*. Following the SA Closing, FH shall exercise its commercially reasonable efforts to cause XC to, and to the extent XC has received proceeds from FH hereunder in the amount outstanding under the RA Loan, XC shall directly or indirectly capitalize FX to the extent of such proceeds and shall cause FX to use such proceeds to repay any amounts outstanding under the RA Loan.

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Section 5.11 *FH Filings.* Prior to filing any document required or permitted to be filed by FH with the TSE that includes disclosure in respect of the Transactions (other than a copy of a public statement or press release issued in accordance with Section 5.06), FH shall provide XC and its counsel with a reasonable opportunity to review and comment on each such filing in advance and FH shall consider additions, deletions or changes thereto reasonably proposed by XC and its counsel.

Section 5.12 *Special Dividend.* Prior to the RA Closing, XC, subject to applicable Law, shall declare a special dividend to the holders of its Common Stock as of a record date prior to the Closing Date in an amount equal to two billion five hundred million Dollars ($2,500,000,000) in the aggregate, with the actual payment to occur prior to the SA Closing (the "**Special Dividend**"). For the avoidance of doubt, FH shall not be entitled to receive any portion of the Special Dividend.

Section 5.13 *Financing Cooperation.*

(a) Prior to the Closing Date, FH shall cause FX and its Subsidiaries and their respective Representatives to provide such reasonable cooperation in connection with any financing by XC or any of its Subsidiaries in connection with the Transactions as may be reasonably requested by XC or its Representatives. Without limiting the generality of the foregoing, FH shall cause FX and its Subsidiaries and their respective Representatives to, upon request, (i) prepare and furnish all financial and other pertinent information regarding FX and its Subsidiaries reasonably requested by XC (including such financial statements, schedules or other financial data relating to FX and its Subsidiaries reasonably requested by XC as may be reasonably necessary to consummate any such financing, including any pro forma financial statements or other information determined by XC to be legally required or customary in connection with any such financing); (ii) use its reasonable best efforts to obtain the consent of its auditor to the use of such auditor's reports with respect to the financial statements of FX and its Subsidiaries in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (iii) provide direct contact between (x) senior management and advisors, including auditors, of FX and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or XC's auditors in connection with, the financing, at reasonable times and upon reasonable advance notice; (iv) make available the employees and advisors of FX and its Subsidiaries to provide reasonable assistance with XC's preparation of business projections, financing documents and offer materials; (v) obtain the cooperation and assistance of counsel to FX and its Subsidiaries in providing customary legal opinions and other services; (vi) provide information, documents, authorization letters, opinions and certificates, enter into agreements (including supplemental indentures) and take other actions that are or may be customary in connection with the financing or necessary or desirable to permit XC to fulfill conditions or obligations under the financing documents, provided that such agreements entered into shall be conditioned upon, and shall not take effect until, the RA Closing; (vii) assist in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by XC; (viii) use commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing banking relationships of FH, FX and their respective Subsidiaries; (ix) permit XC's reasonable

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use of FX's and its Subsidiaries' logos for syndication and underwriting, as applicable, of financing (subject to advance review of and consultation with respect to such use); (x) participate in meetings and presentations with prospective lenders and investors, as applicable (including the participation in such meetings of FX's senior management); (xi) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals; (xii) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the proposed financing (excluding, for the avoidance of doubt, the RA Loan (and not permit any such offering, placement or arrangements to occur on its behalf); and (xiii) furnish XC and any lenders involved with such financing with all documentation and other information required with respect to such financing under applicable "know your customer" and anti-money laundering rules and regulations. In addition, FH shall, and shall cause its Subsidiaries and their respective Representatives to, upon request, (i) use commercially reasonable efforts to ensure that the syndication efforts with respect to such financing benefit materially from the existing banking relationships of FH and its Subsidiaries and (ii) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the proposed financing (excluding, for the avoidance of doubt, the RA Loan (and not permit any such offering, placement or arrangements to occur on its behalf).

(b) To the extent reasonably necessary for XC to receive the proceeds of the full amount of the Dividend Loan, (i) FH shall cause FX to use all reasonable best efforts to (A) obtain customary payoff letters from third-party lenders and trustees with respect to the indebtedness of FX and its Subsidiaries specified by XC to FH no later than ten (10) Business Days prior to the RA Closing and (B) deliver or cause to be delivered such payoff letters to XC at the RA Closing, and (ii) at the RA Closing, subject to XC making available necessary funds to do so, FH shall cause FX to use all reasonable best efforts to, and to cause its Subsidiaries to, permanently (x) terminate the credit facilities requested by XC to be so terminated, if and to the extent such facilities are specified by XC to FH no later than ten (10) Business Days prior to the RA Closing, and all related contracts to which FX or any of its Subsidiaries is a party and (y) cause to be released any Liens on its assets relating to such terminated credit facilities.

(c) Notwithstanding anything in this Section 5.13 to the contrary, in fulfilling its obligations pursuant to this Section 5.13, (i) none of FH, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing of XC prior to the RA Closing, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of FX and its Subsidiaries, and (iii) XC shall, promptly upon request by FH, reimburse FX for all reasonable and documented out-of-pocket costs incurred by FX or any of FX's Subsidiaries in connection with such cooperation. XC shall indemnify and hold harmless FX and its Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by FH, FX, their respective Subsidiaries or their respective Representatives).

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Section 5.14 *Intellectual Property Matters.*

(a) The parties hereto acknowledge and agree that (i) following the date hereof, FH, FX and XC shall discuss in good faith the branding strategies under which FH, FX and XC and their respective Affiliates will conduct their operations after the SA Closing, (ii) XC, following the SA Closing, shall adopt the name "*Fuji Xerox*" and the "*Fuji Xerox*" logo currently used by FX (collectively, the "**New Name**") as the worldwide name and logo of XC and its Subsidiaries, (iii) subject to Section 5.14(b), the New Name, together with any Trademarks filed or registered as set forth in this Section 5.14(a) (collectively the "**New Marks**"), which will be owned by XC, to the extent permitted by applicable Law (provided, that in no event shall the New Marks include the name "*FUJIFILM*" or the "*FUJIFILM*" logo separate and apart from the New Name), and (iv) the parties hereto will reasonably cooperate with each other to facilitate the filing, registration and adoption of the New Marks by XC and its Subsidiaries as of the SA Closing. In furtherance of the foregoing, subject to Section 5.14(b), FH irrevocably consents to the foregoing and shall, and shall cause its Affiliates to, from and after the date hereof, reasonably cooperate with and assist XC in connection with the filing, prosecution, registration, maintenance and use of the New Marks, in mutually agreed jurisdictions, including by executing and delivering any and all documents and instruments, and doing any and all further acts, as XC and FH (or their respective designees or agents) may reasonably agree are necessary in connection therewith. Notwithstanding the foregoing, the parties hereto acknowledge and agree that XC may continue to conduct its business outside of the FX Territory after the RA Closing under the Trademarks used by XC as of the Closing Date, including "*Xerox*".

(b) If this Agreement is terminated for any reason, the obligations and rights of the parties under Section 5.14(a) shall immediately cease and be of no further effect, and XC shall withdraw and/or abandon, as reasonably directed by FH, the applications and/or registrations for any New Marks filed or registered as set forth in <u>Section 5.14(a)</u>.

Section 5.15 *FH Standstill.* From the date of this Agreement until the SA Closing, FH shall not, and shall not permit any Person acting on behalf of FH to, directly or indirectly, acquire (a) any XC Securities or (b) any derivate contracts or derivative securities that give FH or any Person acting on behalf of FH the economic or voting equivalent of ownership of any XC Securities.

Section 5.16 *Conduct of Business of FH.* Subject to <u>Section 5.02</u>, until the consummation of the SA Closing, FH shall not, and shall cause its Subsidiaries (including FX) not to, (a) without the prior written consent of XC (such consent not to be unreasonably withheld, conditioned or delayed), enter into any definitive agreement to acquire, by merger, consolidation, acquisition of equity interests or assets or otherwise, or other managed care relationship, any Person, if the entering into of such definitive agreement, or the consummation of a transaction, would reasonably be expected to: (i) hinder or delay the obtaining of, or materially increase the risk of not obtaining, any required consents or waivers, in respect of any Third Parties or Governmental Authorities, or the expiration or termination of the waiting period under the HSR Act; (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Transactions or (b) without the prior written consent of XC, become

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party to any Contract that, if entered into prior to the date of this Agreement, would be required to be disclosed on Section 3.17(b) of the FH Disclosure Letter. Until the earlier of the consummation of the SA Closing or the termination of this Agreement pursuant to Section 7.01, FH shall not, and shall cause its Subsidiaries not to, without the prior written consent of XC, agree to or consummate any sale, pledge, disposition of, transfer or encumbrance of any FX Securities beneficially owned by FH or any of its Affiliates as of the date of this Agreement.

Section 5.17 *Other Ancillary Arrangements.*

(a) *TA Treatment.* Subject to the cost-sharing or other arrangements contemplated by Section 5.17(g), the parties shall negotiate in good faith with respect to the termination of, amendment of, or other appropriate action with respect to the Technology Agreement, and entry into a definitive customary intercompany license agreement between XC and FX as a successor to the Technology Agreement.

(b) *Services.* The parties shall negotiate in good faith regarding the potential services arrangements among the parties and their Affiliates, to be implemented at or after the SA Closing, on mutually agreeable terms; provided, that, in the event the parties do not enter into definitive agreements with respect to services provided by FH or any of its Affiliates (other than FX and its Subsidiaries) to FX or any of its Subsidiaries prior to the SA Closing, such services shall, unless XC otherwise elects, continue to be provided by FH or its applicable Affiliates to FX and its Subsidiaries on terms no less favorable to FX and its Subsidiaries than the terms (i) on which such services were provided prior to the date of this Agreement (subject to cost adjustments for inflation and other changes in the ordinary course of business consistent with past practice) or (ii) available in a comparable transaction with a Third Party on an arms'-length basis at such time, whichever is more favorable to XC, FX and their respective Subsidiaries.

(c) *Inkjet.* The parties shall negotiate in good faith regarding the licensing, technical support and cooperation between the parties with respect to inkjet related technology and products, on mutually agreeable terms; provided, that neither party shall be obligated to agree to such terms unless and until the parties mutually agree with respect to the matters contemplated by Section 5.17(d).

(d) *Corporate Opportunity Waiver.* The parties shall negotiate in good faith regarding (i) an amendment to the certificate of incorporation of XC that would add a customary corporate opportunity doctrine waiver and (ii) customary protective provisions and restrictive covenants on FH, in each case on mutually agreeable terms; provided, that neither party shall be obligated to agree to such terms unless and until the parties mutually agree with respect to the matters contemplated by Section 5.17(c).

(e) *Amendment or Replacement of Certain Existing XC Contracts.* Promptly after the date of this Agreement, XC shall, and shall cause its Affiliates (if applicable) to use reasonable best efforts to negotiate with the counterparties to the agreements set forth in Section 5.17(e) of the XC Disclosure Letter (the "**Affiliate Patent Cross Licenses**") and use reasonable best efforts to attempt to execute amendments to, or other agreements in connection with, the Affiliate Patent Cross Licenses in order to exclude or limit the rights granted to the applicable

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counterparty to Intellectual Property Rights owned by, or licensed to, FH under the terms of the Affiliate Patent Cross Licenses as a result of the Transaction, it being understood that any and all such amendments or other agreements may be conditioned upon the consummation of the SA Closing; provided, that, for the avoidance of doubt, the parties shall discuss in good faith regarding any potential financial liability or obligations that may be appropriate in connection with the foregoing, and in no event shall anything in this Agreement require, or be construed to require, XC or any of its Affiliates (including, following the RA Closing, FX and its Subsidiaries) to incur any such financial liability or obligation without the mutual agreement of the parties. FH shall reasonably cooperate with XC with respect to the negotiations contemplated by this Section 5.17(e).

(f) *Secondments.* The parties shall negotiate in good faith with respect to secondment arrangements among the parties and their Affiliates, to be implemented at or after the SA Closing, on mutually agreeable terms; provided, that, until the parties enter into definitive agreement(s) respecting secondment arrangements, FH and its applicable Affiliates shall, unless XC otherwise elects, continue to make available secondees to XC, FX and their respective Subsidiaries on terms no less favorable to XC, FX and their respective Subsidiaries than the terms (i) on which secondees were so provided to any such Person prior to the date of this Agreement (subject to changes in the ordinary course of business) or (ii) available in a comparable transaction with a Third Party on an arms'-length basis at such time, whichever is more favorable to XC, FX and their respective Subsidiaries.

(g) *Cost-Sharing Arrangements.* FH acknowledges and agrees that XC and FX may enter into mutually tax efficient cost-sharing or other similar arrangements after the SA Closing with respect to their respective Intellectual Property Rights, in accordance with applicable Laws. XC and FX shall (and FH shall cause FX to) enter into any agreements, instruments or other documents, as mutually agreed between FH and XC, to implement such cost-sharing or other similar agreements.

(h) *Timing.* The parties shall use their commercially reasonable efforts to complete the negotiations, and finalize the forms and terms of the definitive agreements, contemplated by this Section 5.17 as soon as practicable following the date of this Agreement.

Section 5.18 *Post-Closing Anti-Dilution Rights.*

(a) As promptly as practicable following the SA Closing, XC shall adopt a share purchase plan (a "**Share Repurchase Program**"), under Rule 10b5-1 of the Exchange Act or otherwise, providing for the repurchase of Common Stock in the event of any new issuance, or any reasonably expected new issuance in the next three (3) months from any date of determination, of Common Stock resulting from issuances or grants made after the SA Closing of XC Awards under XC Stock Plans following the SA Closing (each such issuance, a "**Dilution Event**"). The number of shares of Common Stock repurchased under the Share Repurchase Program upon a Dilution Event will be the lowest whole number sufficient to cause the percentage of issued and outstanding shares of Common Stock beneficially owned by FH after giving effect to (x) the Dilution Event and (y) the completion of any applicable repurchase by XC or any of its Subsidiaries, to represent the same percentage of issued and outstanding shares of Common Stock beneficially owned by FH as of immediately prior to the Dilution Event (without giving effect to any repurchase by XC or any of its Subsidiaries) (FH's "**Existing Interest**").

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(b) Notwithstanding Section 5.18(a), following a Dilution Event XC shall (i) suspend the Share Repurchase Program and (ii) issue, subject to applicable Law, the securities trading policies of XC and this Section 5.18, to FH such number of newly-issued shares of Common Stock that is the lowest whole number sufficient to cause the percentage of issued and outstanding shares of Common Stock beneficially owned by FH after giving effect to (x) the Dilution Event and (y) such issuance of Common Stock, to represent FH's Existing Interest, in each case (i) and (ii) solely if (1) XC is prevented from conducting the required Common Stock repurchases under the Share Repurchase Program under applicable Law or (2) FH reasonably expects (and communicates such expectation to XC in writing) that XC will be unable to complete the acquisitions contemplated by the Share Repurchase Program prior to the first record date following the Dilution Event for the determination of shareholders entitled to notice of or to vote at a meeting of XC shareholders, or for the purpose of determining XC shareholders entitled to receive payment of any dividend or the allotment of any rights. The aggregate price for the Common Stock issued to FH will be the volume weighted average price per share (as published by Bloomberg L.P.), rounded to four decimals, of the Common Stock for the period of twenty (20) consecutive trading days ending on the day immediately preceding the date of issuance, multiplied by the lowest whole number of shares of Common Stock FH would need to acquire through market purchases immediately following the Dilution Event to maintain its Existing Interest.

(c) Prior to the SA Closing, XC and FH shall enter into an escrow arrangement pursuant to which at the SA Closing FH shall be issued an additional number of shares of Common Stock equal to the number of Full Dilution Additional Shares multiplied by the True-Up Percentage (any such shares being "**True-Up Shares**") on the terms set forth in this Section 5.18(c) and such additional terms as may be mutually agreed by the parties through good faith discussions. The escrow arrangement shall provide that (i) to the extent any Full Dilution Additional Shares are issued from time to time, there shall be released to FH a number of True-Up Shares equal to the number of such issued Full Dilution Additional Shares multiplied by the True-Up Percentage, (ii) to the extent any Full Dilution Additional Shares may no longer be issued pursuant to the arrangement relating to such Full Dilution Additional Shares that existed at the SA Closing, then there shall be released to XC a number of True-Up Shares equal to the product of such Full Dilution Additional Shares multiplied by the True-Up Percentage and (iii) until released to FH in accordance with the foregoing clause (i), FH shall (A) be prohibited from exercising any voting rights with respect to such shares and (B) upon receipt of payment of any dividend or other similar distribution, repay the amount thereof to XC. Subject to the foregoing, XC and FH shall seek to minimize any adverse effects on either party that may reasonably be expected to arise from any such escrow arrangement. "**True-Up Percentage**" means the quotient, expressed as a percentage, that is 50.1 divided by 49.9.

Section 5.19 *Employee Matters*.

(a) Subject to any applicable labor agreements, from the SA Closing until the first anniversary of the SA Closing (the "**Continuation Period**"), FH shall, and shall cause XC to, provide (i) base salary and annual cash bonus opportunities to each Person who is an employee

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of XC or any of its Subsidiaries immediately prior to the RA Closing (each, a "**Continuing Employee**") that are no less favorable, in each case, than those in effect immediately prior to the SA Closing, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date of this Agreement and (iii) employee benefit plans and arrangements to Continuing Employees that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the SA Closing, except to the extent such Continuing Employee's employment with XC or its Subsidiaries is terminated prior to the end of the Continuation Period. In addition, FH shall, and shall cause XC to, provide a 2018 long-term incentive award, subject to XC eligibility guidelines, to each Continuing Employee employed by XC or any of its Subsidiaries at the time annual long-term awards are made generally that is no less favorable than the ordinary course long-term incentive award made by XC or any of its Subsidiaries to such employee for 2017.

(b) Without limiting the generality of Section 5.19(a), from and after the SA Closing, FH shall, and shall cause XC to, honor in accordance with their terms all XC Plans as in effect at the SA Closing, it being understood that the foregoing shall not limit the right of FH and its Subsidiaries to amend any XC Plan in accordance with its terms.

(c) With respect to all employee benefit plans of XC and its Subsidiaries, including any "employee benefit plan" (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes (except as set forth below), including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee's service with XC or any of its Subsidiaries (as well as service with any predecessor employer of XC or any such Subsidiary, to the extent service with the predecessor employer was recognized by the XC or such Subsidiary) shall be treated as service with XC or any of its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) The provisions of this Section 5.19 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.19 (i) is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) obligates FH or XC or any of their respective Subsidiaries to retain the employment of any particular employee of XC or any of its Subsidiaries following the SA Closing or (iii) results in any current or former director, employee, consultant or any other individual associated therewith being regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

Section 5.20 *XC Board and Management.*

(a) Prior to the SA Closing, FH and XC shall take all action necessary to cause the XC Board, effective as of the SA Closing, to consist of twelve (12) members comprised of (i) seven (7) directors designated in writing by FH not less than five (5) Business Days prior to the SA Closing, one of which shall be the Chief Executive Officer of XC (determined pursuant to Section 5.20(b)) (such directors contemplated by this clause (ii) to be designated as "FH

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Directors" on Schedule 3.01(a) of the Shareholders Agreement) and (ii) five (5) directors from among the members of the XC Board as of immediately prior to the SA Closing designated in writing by the XC Board not less than five (5) Business Days prior to the SA Closing and reasonably acceptable to FH (such directors contemplated by this clause (ii) to be designated as "Continuing Directors" on Schedule 3.01(a) of the Shareholders Agreement).

(b) FH and XC shall take all actions necessary to ensure that effective at the SA Closing, the Chief Executive Officer of XC shall continue to serve in such position, to hold office from and after the SA Closing until the earliest of appointment of his or her successor, resignation or removal. In the event that such Chief Executive Officer of XC is unwilling or unable to serve at the SA Closing, the board of directors of FH and the XC Board shall mutually agree upon a replacement prior to the SA Closing; provided, that nothing in this Section 5.20 shall obligate XC to increase the compensation of, or make any other payments to, the Chief Executive Officer of XC.

Section 5.21 *Amended Bylaws*. Prior to the SA Closing, FH and XC shall take all action necessary to cause the XC Board, effective as of the SA Closing, to adopt the Amended Bylaws as the bylaws of XC.

ARTICLE 6.
CLOSING CONDITIONS

Section 6.01 *Conditions to Each Party's Obligation to Effect the SA Closing*.The respective obligation of each party to this Agreement to effect the SA Closing is subject to the satisfaction on or before the Closing Date of each of the following conditions, unless waived (if permissible by Law) in writing by each of FH and XC:

(a) *Redemption Completed*. The Redemption shall have been consummated.

(b) *No Injunctions or Restrains; Illegality*. No Law or Order of any Governmental Authority of competent jurisdiction in which any of XC, FX or their respective Subsidiaries has substantial operations shall have been enacted, issued, promulgated, enforced or entered after the date of this Agreement enjoining or otherwise prohibiting the completion of the Transactions and no injunction (whether temporary, preliminary or permanent) of any Governmental Authority of competent jurisdiction in which any of XC, FX or their respective Subsidiaries has substantial operations shall be in effect that enjoins or otherwise prohibits completion of the Transactions, and no Law or Order of any Governmental Authority of competent jurisdiction shall be in effect that, in any such case, in relation to the Transactions, imposes (or creates a material risk of the imposition of) criminal sanctions upon any party hereto or any of their respective Subsidiaries, or any director or officer of any of the foregoing.

(c) *CFIUS Approval*. The CFIUS Approval shall have been obtained.

(d) *DSS and DOE Approval*. The DSS/DOE Approval shall have been obtained.

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ARTICLE 7.
TERMINATION

Section 7.01 *Termination.* This Agreement may be terminated and the Transactions abandoned at any time prior to the occurrence of the SA Closing as follows (the date of any such termination, the "**Termination Date**"):

(a) by mutual written consent of FH and XC;

(b) by either FH or XC, upon written notice to the other party setting forth the basis for such termination, if:

(i) the Subscription has not occurred on or before October 31, 2018 (the "**SA End Date**"); provided, that if all conditions to this Agreement and the Redemption Agreement have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the RA Closing or the SA Closing, as applicable, are capable of being so satisfied) other than the conditions set forth in Section 6.01(a) (*Redemption Completed*) or Section 6.01(b) (*No Injunctions or Restrains; Illegality*) of this Agreement, or Section 7.01(a) *(No Injunctions or Restraints; Illegality)*, Section 7.01(c) (*Antitrust Approvals*), Section 7.01(d) (*CFIUS Approval*) or Section 7.01(e) (*DSS and DOE Approval*) of the Redemption Agreement, and such conditions are reasonably capable of being satisfied, then either FH or XC shall have the right, each in its sole discretion and upon written notice to the other, to extend the SA End Date to April 30, 2019, in which case the SA End Date shall be April 30, 2019;

(ii) any Governmental Authority has issued or enacted any Law or Order or taken any other action (including the failure to have taken an action after the date of this Agreement), which in any such case has become final and non-appealable, that would result in the failure of the condition set forth in Section 6.01(b) (*No Injunctions or Restrains; Illegality*) or Section 7.01(a) (*No Injunctions or Restrains; Illegality*) of the Redemption Agreement; or

(iii) the XC Shareholders Meeting (including any adjournments or postponements thereof) has been held and completed and the Applicable Shareholder Approvals have not been obtained thereat;

provided, that the right to extend the SA End Date or the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose (including, in the case of FH with respect to the Redemption Agreement, FX) breach of any provision of this Agreement or the Redemption Agreement is a proximate cause of the failure of any of the conditions set forth in Article 6 of this Agreement or Article 7 of the Redemption Agreement to be satisfied, on or before 5:00 p.m. New York time on the SA End Date (as extended, if applicable);

(c) by FH, upon written notice to XC setting forth the basis for such termination, if:

(i) XC (A) materially and intentionally breaches its obligations under Section 4.03 *(Non-Solicitation)* resulting in a Third Party making an Acquisition Proposal that is reasonably likely to materially interfere with or delay consummation of

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the Transactions; provided, that FH shall no longer be entitled to terminate this Agreement pursuant to this Section 7.01(c)(i)(A) if FH or FX is then in breach of this Agreement or the Redemption Agreement, which breach is a proximate cause of any of the conditions set forth in Section 7.03(a) (*Representations and Warranties of FH*), Section 7.03(b) (*Representations and Warranties of FX*) or Section 7.03(c) (*Performance by FH and FX*) of the Redemption Agreement not being satisfied or (B) effects a Change in XC Recommendation; provided, further, that FH shall no longer be entitled to terminate this Agreement pursuant to this Section 7.01(c)(i) at any time after the Applicable Shareholder Approvals have been obtained; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of XC set forth in this Agreement or the Redemption Agreement has occurred that would cause any of the conditions set forth in Section 7.02(a) (*Representations and Warranties of XC*) or Section 7.02(b) (*Performance by XC*) of the Redemption Agreement not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 30 days following written notice thereof from FH to XC and the SA End Date; provided, that the right to terminate this Agreement under this paragraph shall not be available to FH if FH or FX is then in breach of this Agreement or the Redemption Agreement, respectively, which breach is a proximate cause of any of the conditions set forth in Section 7.03(a) (*Representations and Warranties of FH*), Section 7.03(b) (*Representations and Warranties of FX*) or Section 7.03(c) (*Performance by FH and FX*) of the Redemption Agreement not being satisfied;

(d) by XC, upon written notice to FH setting forth the basis for such termination, if:

(i) at any time prior to the receipt of the Applicable Shareholder Approvals, if XC has not breached in any material respect its obligations under Section 4.03 *(Non-Solicitation)* and, concurrently with such termination, XC enters into an Acquisition Agreement in accordance with Section 4.03(d)(i); provided, that concurrently with such termination by XC pursuant to this paragraph, XC shall pay to FH the XC Termination Fee in accordance with Section 7.03(b)(iii);

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of FH set forth in this Agreement, or FH or FX set forth in the Redemption Agreement, has occurred that would cause any of the conditions set forth in Section 7.03(a) (*Representations and Warranties of FH*), Section 7.03(b) (*Representations and Warranties of FX*) or Section 7.03(c) (*Performance by FH and FX*) of the Redemption Agreement not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 30 days following written notice thereof from XC to FH and the SA End Date; provided, that the right to terminate this Agreement under this paragraph shall not be available to XC if XC is then in material breach of this Agreement or the Redemption Agreement, which breach is a proximate cause of any of the conditions set forth in Section 7.02(a) (*Representations and Warranties of XC*) or Section 7.02(b) (*Performance by XC*) of the Redemption Agreement not being satisfied;

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(iii) the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in any of the delivered FX Audited Financials deviate, in any material respect, from the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the Unaudited Financial Statements; or

(iv) the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the delivered FX FY2018 Financials deviate, in any material respect, from the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the Unaudited 2018Q3 Financial Statements, except to the extent necessary to record events that occurred after December 31, 2017.

Section 7.02 *Effect of Termination; Limited Right to Damages*.

(a) In the event of the termination of this Agreement pursuant to Section 7.01 *(Termination)*, this Agreement shall forthwith become void and of no effect, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates (or any shareholder, director, officer, employee, agent, consultant or Representative of any party hereto or their respective Affiliates); provided, that the provisions contemplated by Section 8.02 *(Survival)* shall survive any such termination; provided, further, that, subject to Section 7.03 (*Fees and Expenses*), if such termination results from Willful Breach by any party hereto or FX of any of its respective representations, warranties, covenants or agreements herein or in the Redemption Agreement, such party (and, in the case of FX, FH) shall be fully liable for any and all liabilities and damages incurred or suffered by any other party as a result of such failure, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party's shareholders, including, in the case of XC, the loss of market value or stock price of XC (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party. Upon any such termination, each party hereto shall return or destroy all confidential information of the other party.

(b) In the event the Redemption occurs prior to the termination of this Agreement and this Agreement is subsequently terminated, either party shall have the right to cause the rescission of the transactions effected thereby.

(c) Other than the right to seek losses or damages for a Willful Breach of this Agreement or the Redemption Agreement following a termination of this Agreement resulting from such Willful Breach, both parties waive any right to seek damages arising from a breach of any provision of this Agreement or the Redemption Agreement.

Section 7.03 *Fees and Expenses*.

(a) Whether or not the Transactions are consummated, except as otherwise set forth in Section 7.02(a) or this Section 7.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expense. For purposes of this

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Agreement, "**Expenses**" means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the preparation, negotiation, execution and performance of this Agreement, the making or obtaining of any required filings, notices or approvals of any Governmental Authority in connection therewith and all other matters related to the Transactions.

(b) If this Agreement is terminated:

(i) by FH or XC pursuant to Section 7.01(b)(iii), and

(A) an Acquisition Proposal has been publicly announced on or after the date hereof and prior to the date of the XC Shareholders Meeting (including any adjournments or postponements thereof), which Acquisition Proposal is not withdrawn, rescinded, terminated or expired prior to the XC Shareholders Meeting, and

(B) within 12 months after the Termination Date, an Acquisition Proposal is consummated or XC enters into an Acquisition Agreement,

then XC shall pay FH, within five (5) Business Days following the date on which XC enters into such Acquisition Agreement or consummates such Acquisition Proposal, the XC Termination Fee; provided, that for purposes of this subsection, all references to "15% or more" in the definition of "Acquisition Proposal" shall be deemed to be references to "more than 50%";

(ii) by FH pursuant to Section 7.01(c)(i), then XC shall pay FH, within three (3) Business Days following such termination, the XC Termination Fee; or

(iii) by XC pursuant to Section 7.01(d)(i), then XC shall pay FH, concurrently with such termination, the XC Termination Fee.

(c) Any payments pursuant to this Section 7.03 shall be paid by wire transfer of immediately available funds to the accounts designated in writing by the payee. Each party acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that, without such agreements, the other party would not enter into this Agreement. Accordingly, if a party fails to promptly pay an amount due pursuant to Section 7.02(a) or this Section 7.03 and, in order to obtain such payment, the other party commences an action that results in a final judgment against such party for such amount or any portion thereof, such party shall pay the other party's reasonable and documented Expenses in connection therewith, together with interest on the amount of such judgment, from the date such payment was required to be made through the date of payment, at the U.S. Dollar prime rate of interest as reported by *The Wall Street Journal* in effect on the date of such payment. Each party agrees that the payment of the amounts specified in this Section are liquidated damages and not a penalty, and are a reasonable amount that will compensate the parties for the efforts and resources expended and opportunities foregone while negotiating this Agreement and relying on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

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(d) Notwithstanding anything to the contrary in this Agreement, except as contemplated by Section 7.02, in the event this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of XC to pay the XC Termination Fee and XC has paid such XC Termination Fee, as applicable, the sole and exclusive remedy (at law or in equity, on any theory of liability, including on account of punitive damages) of FH and its Affiliates (including, for the avoidance of doubt, FX) against XC, its Affiliates, the Financing Sources and each of their Related Parties for any and all losses or damages suffered as a result of the failure of the Transactions to be consummated, any breach of this Agreement or the other Transaction Documents or otherwise relating hereto or thereto, shall be payment of the XC Termination Fee by XC and none of XC, the Financing Sources, or each of their Related Parties shall have any further liability or obligation relating hereto or arising out of the Transaction Documents. For the avoidance of doubt, in no event shall XC be required to pay the XC Termination Fee on more than one occasion.

(e) None of the Financing Sources shall have any liability to FH or any of its Affiliates relating to or arising out of this Agreement, the Dividend Loan or otherwise, whether in law or in equity, whether in contract, in tort or otherwise, and neither FH nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, that the foregoing shall not limit the rights of the parties to the Dividend Loan financing under the documentation governing the Dividend Loan financing.

ARTICLE 8.
MISCELLANEOUS

Section 8.01 *Interpretation*.

(a) The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) References to Articles, Sections, Exhibits, and Schedules are to Articles, Sections, Exhibits, and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(c) Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(d) Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import.

(e) The word "or" shall be disjunctive but not be limiting or exclusive.

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(f) "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g) References to any Law shall be deemed to include any rules or regulations promulgated thereunder, and all amendments, supplements or replacements thereof.

(h) References to any Contract are to that Contract, as amended, modified or supplemented from time to time in accordance with the terms thereof.

(i) References to any Person include the successors and permitted assigns of that Person.

(j) References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to days are to calendar days; provided, that any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next Business Day.

(k) The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase does not mean simply "if".

(l) References herein to "the ordinary course of business" or phrases of similar import shall refer to the ordinary course of business consistent with past practice.

(m) Unless otherwise specified, the terms "dollars" and "$" mean U.S. dollars.

(n) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(o) This Agreement and the other Transaction Documents have been negotiated and drafted jointly by the parties and their attorneys, and no rule of construction disfavoring the drafting party shall apply.

(p) The phrase "made available" shall be deemed to include any documents filed or furnished with the SEC.

Section 8.02 *Survival.* This Article 8 and the agreements of the parties that by their terms apply or are to be performed in whole or in part after the SA Closing shall survive the SA Closing in accordance with their terms. This Article 8 and the agreements of the parties set forth in Section 5.06 (*Public Announcements*), Section 7.02 (*Effect of Termination*), and Section 7.03 (*Fees and Expenses*) shall survive the termination of this Agreement. Subject to the foregoing, all other representations, warranties, covenants and agreements in this Agreement shall not survive the SA Closing or the termination of this Agreement.

Section 8.03 *Notices.* All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

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if to FH, to:

    FUJIFILM Holdings Corporation
    9-7-3 Akasaka, Minato-ku
    Tokyo 107-0052 JAPAN
    Telephone: 81-3-6271-1061
    Facsimile: 81-3-6271-1135
    Attention: General Manager – Corporate Planning Div.

with a copy to (for information purposes only, which shall not constitute notice):

    Morrison & Foerster LLP
    Shin-Marunouchi Building 29th Floor
    5-1, Marunouchi 1-chome, Chiyoda-ku
    Tokyo 100-6529, Japan
    Telephone: +81-3-3214-6522
    Facsimile: +81-3-3214-6512
    Attention: Gary M. Smith (GSmith@mofo.com);
    Jeffrey Schrepfer (JSchrepfer@mofo.com)

and to:

    Morrison & Foerster LLP
    250 West 55th Street
    New York, NY 10019-9601, U.S.A.
    Telephone: +1 (212) 468-8000
    Facsimile: +1 (212) 468-7900
    Attention: Jeffery Bell (JBell@mofo.com)

if to XC, to:

    Xerox Corporation
    P.O. Box 4505
    201 Merritt 7
    Norwalk, CT 06851, U.S.A.
    Telephone: +1 (203) 968-3000
    Facsimile: +1 (203) 849-5152
    Attention: General Counsel

with a copy to (for information purposes only, which shall not constitute notice):

    Paul, Weiss, Rifkind, Wharton & Garrison LLP
    1285 Avenue of the Americas
    New York, NY 10019-6064, U.S.A.
    Telephone: +1 (212) 373-3000
    Facsimile: +1 (212) 757-3990

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Attention: Robert B. Schumer (rschumer@paulweiss.com)
          Ariel J. Deckelbaum (ajdeckelbaum@paulweiss.com)

or to such other address or telephone or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received on the next succeeding Business Day in the place of receipt.

Section 8.04 *Amendments and Waivers.*

(a) Any provision of this Agreement may be amended or waived prior to the SA Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, in the case of an amendment that affects the Financing Sources to Section 7.03 (*Fees and Expenses*), this Section 8.04, Section 8.07 (*Governing Law; Forum*) or Section 8.08 (*WAIVER OF JURY TRIAL*), by each party to this Agreement and the Financing Sources or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Applicable Shareholder Approvals have been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of XC without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 8.05 *Disclosure Letters.* The parties hereto agree that any reference in a particular Section or sub-Section of either the XC Disclosure Letter or the FH Disclosure Letter shall be deemed to be an exception or qualification to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section or sub-Section of this Agreement and any other representations and warranties of such party that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent.

Section 8.06 *Binding Effect; Benefit; Assignment.*

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 5.09 (*Director and Officer Liability*), shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 5.09 (*Director and Officer Liability*), and for the right of XC, on behalf of its shareholders, to pursue damages (including damages based on the benefit of the bargain lost by XC's shareholders, including the loss of market value or stock price of XC) and other relief, including equitable relief, in the event of FH's or FX's Willful Breach in accordance with Section 7.02(a) (provided, however, that the rights granted pursuant to this sentence shall be enforceable on behalf of XC's shareholders only by XC in its sole and absolute discretion), no provision of this Agreement is

65

intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the parties hereto acknowledge and agree that the Financing Sources shall be express Third Party beneficiaries of Section 7.03 (*Fees and Expenses*), Section 8.04 (*Amendments and Waivers*), Section 8.07 (*Governing Law; Forum*) and Section 8.08 (*WAIVER OF JURY TRIAL*). The parties hereto further agree that the rights of Third Party beneficiaries under Section 5.09 (*Director and Officer Liability*) shall not arise unless and until the SA Closing occurs.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided, that either party may assign its rights under this Agreement as collateral to any lender (or agent or trustee therefor) in connection with any bona fide financing arrangement permitted under this Agreement.

Section 8.07 Governing Law; *Forum.* This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claims or causes of action involving the Financing Sources) shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to the principles of conflicts of Laws in any jurisdiction. Each party consents and submits to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States located in the Borough of Manhattan, New York, New York and any appellate court thereof for the adjudication of any Action or legal proceeding relating to or arising out of this Agreement and the Transactions (including any Action involving the Financing Sources) (and each party agrees not to commence or support, or permit any of its Affiliates to commence or support, any Action or legal proceeding, whether in law or in equity, whether in contract, in tort or otherwise relating thereto except in any such court). Each party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue in such courts and agrees not to plead or claim in any such court that any such action or legal proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereby agrees that service of any process, summons, notice or document as provided in Section 8.03 shall be effective service of process for any such suit, Action or proceeding brought against such party in any such court.   Each party hereto agrees that a final judgment in any such Action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject by suit upon such judgment.

Section 8.08 *WAIVER OF JURY TRIAL.* EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS OR IN ANY ACTION RELATING TO THE DIVIDEND LOAN OR INVOLVING ANY FINANCING SOURCE.

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Section 8.09 *Counterparts; Effectiveness.* This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Electronic or facsimile signatures shall be deemed to be original signatures.

Section 8.10 *Entire Agreement.* This Agreement, the NDA and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect thereto.

Section 8.11 *Severability.* If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the SA Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the SA Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.12 *Specific Performance.* The parties hereto acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[*Signature page follows*]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Xerox Corporation

By: /s/ Jeffrey Jacobson

Name: Jeffrey Jacobson
Title: Chief Executive Officer

FUJIFILM Holdings Corporation

By: /s/ Shigetaka Komori

Name: Shigetaka Komori
Title: Chairman and Chief Executive Officer, Representative Director

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SCHEDULE 1
Defined Terms

For purposes of this Agreement:

1. "**Acceptable Confidentiality Agreement**" has the meaning set forth in Section 4.03(g).

2. "**Acquisition Agreement**" has the meaning set forth in Section 4.03(d).

3. "**Acquisition Proposal**" has the meaning set forth in Section 4.03(g).

4. "**Action**" means any claim, action, cause of action, suit, demand, controversy, tender of indemnity, legal or administrative proceeding, investigation by or before any Governmental Authority, or any other administrative, judicial, arbitration, mediation or similar proceeding.

5. "**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, for all purposes of this Agreement, FH and FX and their respective Subsidiaries shall be deemed to be Affiliates of one another, and FH, FX and their respective Subsidiaries, on the one hand, and XC and its Subsidiaries, on the other hand, shall be deemed not to be Affiliates of one another.

6. "**Affiliate Patent Cross Licenses**" has the meaning set forth in Section 5.17(e).

7. "**Agreement**" has the meaning set forth in the Preamble.

8. "**Amended Bylaws**" means the amended and restated bylaws of XC, substantially in form set forth in Exhibit B.

9. "**Antitrust Laws**" has the meaning set forth in Section 2.03.

10. "**Applicable Shareholder Approvals**" has the meaning set forth in Section A of the XC Disclosure Letter.

11. "**BIS**" has the meaning set forth in Section 2.22.

12. "**Business Day**" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York and Tokyo, Japan are authorized or required by applicable Law to close.

13. "**Capitalization Date**" has the meaning set forth in Section 2.05.

14. "**CFIUS**" has the meaning set forth in Section 2.03.

Schedule 1 - 1

15. "**CFIUS Approval**" means that FH and XC shall have received written notice from CFIUS stating that: (i) CFIUS has concluded that the Transaction is not a "covered transaction" and not subject to review under FINSA; (ii) the review of the Transaction under FINSA has been concluded, and there are no unresolved national security concerns with respect to the Transaction; or (iii) CFIUS has sent a report to the President of the United States requesting the President's decision on the CFIUS notice submitted by FH and XC and either (A) the period under FINSA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated herein has expired without any such action being threatened, announced or taken or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated herein.

16. "**Change in XC Recommendation**" has the meaning set forth in Section 4.03(d).

17. "**Charter Amendment**" means the certificate of amendment to the certificate of incorporation of XC, substantially in form set forth in Exhibit A.

18. "**Closing** Date" has the meaning set forth in Section 1.02.

19. "**Code**" means the Internal Revenue Code of 1986, as amended.

20. "**Common Stock**" means shares of the common capital stock of XC.

21. "**Consultation**" has the meaning set forth in Section 4.03(b).

22. "**Contract**" means any contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, sublease, or other binding undertaking, commitment, obligation or pledge.

23 "**Continuation Period**" has the meaning set forth in Section 5.19(a).

24 "**Continuing Employee**" has the meaning set forth in Section 5.19(a).

25. "**Contributed Cash**" means an amount in Dollars equal to the product of (x) six billion one hundred million Dollars ($6,100,000,000) multiplied by (y) a fraction, the numerator of which is the total number of Redeemed Shares under the Redemption Agreement, and the denominator of which is thirty million (30,000,000).

26. "**Contributed Shares**" means all of the issued and outstanding equity interests of FX not held by XC or its wholly owned Subsidiaries following the Redemption, which the parties agree have a value in Dollars equal to the product of: (x) six billion one hundred million Dollars ($6,100,000,000) multiplied by (y) a fraction, the numerator of which is the difference of thirty million (30,000,000) minus the total number of Redeemed Shares, and the denominator of which is thirty million (30,000,000).

27. "**Copyrights**" means United States and non-United States copyrights and mask works (as defined in 17 U.S.C. §901) and registrations and pending applications to register the same.

28. "**D&O Insurance**" has the meaning set forth in Section 5.09.

Schedule 1 - 2

29. "**Data Protection Laws**" means all applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, use, retention and disposal of Personal Data (including Personal Data of employees). Data Protection Laws include, if applicable, the Payment Card Industry Data Security Standard with respect to any payment card data collected or handled.

30. "**DDTC**" has the meaning set forth in Section 2.03(c).

31. "**Dilution Event**" has the meaning set forth in Section 5.18(a).

32. "**Director Resignations**" means duly executed letters of resignation, in a form reasonably acceptable to each of FH and XC, from each of the individuals on the XC Board not designated to remain on the XC Board from and after the SA Closing pursuant to Section 5.20(a), providing for such individual's resignation from the XC Board effective as of the SA Closing.

33. "**Dividend Loan**" means the indebtedness incurred by XC, to finance the Special Dividend and reasonable costs and expenses related thereto, pursuant to a loan agreement or agreements with the same terms and conditions as specified in the commitment papers delivered by XC to FH prior to entry into this Agreement.

34. "**DOE**" has the meaning set forth in Section 2.03(c).

35. "**DSS**" has the meaning set forth in Section 2.03(c).

36. "**DSS/DOE Approval**" means that FH and XC shall have received written notice that DSS and DOE have approved or accepted a plan to operate a portion of the business of XC pursuant to a FOCI mitigation agreement, or shall have approved or accepted an alternative means of resolving FOCI issues associated with the Transactions.

37. "**Environmental Claim**" means all Actions, claims or causes of actions alleging potential liability or responsibility for violation of any Environmental Law or for threat or injury to the environment, health or safety, personal injury (including sickness, disease or death) or property or natural resource damage, or otherwise alleging liability or responsibility for damages, investigation, cleanup, removal, remedial or response action or costs, contribution, restitution, administrative civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon any condition relating to the human health or the environment.

38. "**Environmental Laws**" means any applicable Laws or any agreement with any Governmental Authority, relating to human health and safety, the environment or to pollutants, contaminants, wastes of chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

39. "**Environmental Permits**" has the meaning set forth in Section 2.18(b).

40. "**ERISA**" means the Employee Retirement Income Security Act of 1974.

Schedule 1 - 3

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41. "**ERISA Affiliate**" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

42. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

43 "**Existing Interest**" has the meaning set forth in Section 5.18(a).

44. "**Expenses**" has the meaning set forth in Section 7.03(a).

45. "**Export Control Laws**" has the meaning set forth in Section 2.22.

46. "**FH**" has the meaning set forth in the Preamble.

47. "**FH Applicable Anticorruption Laws**" has the meaning set forth in Section 3.14(a).

48. "**FH Disclosure Letter**" means the disclosure letter dated the date hereof regarding this Agreement that has been provided by FH to XC.

49. "**FH Material Adverse Effect**" means any event, circumstance or effect that (i) prevents, materially impedes or materially impairs the ability of FH to perform its obligations under this Agreement or the Redemption Agreement or (ii) materially delays the consummation of the Transactions.

50. "**FH TSE Filing**s" has the meaning set forth in Section 3.05(a).

51. "**Financing Sources**" means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Dividend Loan financing to XC, the Dividend Loan financing commitments or other financings in connection with the Transactions contemplated hereby, and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates' officers, directors, employees, agents and representatives and their respective successors and assigns.

52. "**FINSA**" means the Defense Production Act of 1950 50 U.S.C. App. §2170, as amended by the Foreign Investment and Security Act of 2007, 50 U.S.C. App. §2170.

53. "**FOCI**" has the meaning set forth in Section 5.02(b)(ii).

54. "**Full Dilution Additional Shares**" means, without duplication,: (a) the shares of Common Stock underlying the Performance Shares, (b) the shares of Common Stock that would be issued and outstanding assuming exercise of all Options that are not In-the-Money Options as of 5:00 p.m. New York time on the date that is two (2) Business Days prior to the SA Closing, (c) the shares of Common Stock that would be issued and outstanding assuming conversion of all outstanding shares of Series B Preferred Stock (at the conversion rate that would apply immediately following the SA Closing, for a conversion in connection with a "Make-Whole Acquisition" (as defined under the terms of the Series B Preferred Stock)), (d) the shares of Common Stock reserved for issue relating to RSUs outstanding as of the SA Closing that are not fully vested as of 5:00 p.m. New York time on the date that is two (2) Business Days prior to the SA Closing,

Schedule 1 - 4

and (e) without duplication, the shares of Common Stock, if any, reserved for issuance following the date of this Agreement in connection with any other subscriptions, options, warrants, convertible securities, calls, demands, commitments or arrangements of any kind that remains outstanding as of the date of the SA Closing (other than pursuant to this Agreement), in each case after giving effect to any "equitable adjustments" or adjustments to conversion rates or related issuances or grants to the extent required or made in connection with the payment of the Special Dividend or the occurrence of the SA Closing. For the avoidance of doubt, all Deferred Stock Units pursuant to the 2004 Equity Compensation Plan for Non-Employee Directors, as amended, shall not constitute Full Dilution Additional Shares and shall be settled in cash by XC in connection with the SA Closing.

55. **"Fully Diluted Capital Stock of XC"** means the sum of: (a) the aggregate number of issued and outstanding shares of Common Stock (excluding any Performance Shares), plus (b) such additional shares of Common Stock that would be issued and outstanding assuming the exercise of In-the-Money Options (but excluding, for the avoidance of doubt, such additional shares of Common Stock that would be issued and outstanding assuming the exercise of any Option that is not an In-the-Money Option) as of 5:00 p.m. New York time on the date that is two (2) Business Days prior to the SA Closing, plus (c) any shares of Common Stock reserved for issue relating to RSUs outstanding as of the SA Closing that are fully vested as of 5:00 p.m. New York time on the date that is two (2) Business Days prior to the SA Closing, in each case after giving effect to any "equitable adjustments" or adjustments to conversion rates or related issuances or grants to the extent required or made in connection with the payment of the Special Dividend or the occurrence of the SA Closing.

56. **"FX"** has the meaning set forth in the Recitals.

57. **"FX Audited Financials"** means the FX Initial Financials; provided, that if SEC Relief is not granted then "FX Audited Financials" shall mean the "FX Revised Financials".

58. **"FX FY2018 Financials"** means the financial statements and financial information of FX for the fiscal year ended March 31, 2018, prepared in accordance with, or otherwise satisfying, the requirements set forth in Item 13(a)(1) of Schedule 14A under the Exchange Act and the requirements set forth in Item 9.01(a) of Form 8-K under the Exchange Act, together with an audit opinion prepared in accordance with PCAOB standards from PwC (without any qualification, adverse statement or non-customary disclaimer) that has not been withdrawn or otherwise modified.

59. **"FX Initial Financials"** means the financial statements and financial information of FX for the fiscal years ended March 31, 2016 and March 31, 2017, prepared in accordance with, or otherwise satisfying, the requirements set forth in Item 13(a)(1) of Schedule 14A under the Exchange Act and the requirements set forth in Item 9.01(a) of the Current Report on Form 8-K under the Exchange Act, together with an audit opinion from FX's independent accountants (without any qualification, adverse statement or non-customary disclaimer) that has not been withdrawn or otherwise modified.

<p style="text-align:center">Schedule 1 - 5</p>

60. "**FX Interim Financials**" means GAAP unaudited consolidated balance sheets and related statements of income, shareholders' equity and cash flows of FX for any interim period subsequent to the fiscal year ended March 31, 2018 for which the most recent fiscal quarter ended at least forty (40) days before the Closing Date (as well as the corresponding period from the prior fiscal year), in each case, which unaudited financial statements shall have undergone a review by PwC in accordance with the procedures as provided in Statement on Auditing Standards No. 100 that has not been withdrawn or otherwise modified.

61. "**FX Plans**" has the meaning set forth in the Redemption Agreement.

62. "**FX Revised Financials**" means the financial statements and financial information of FX for the fiscal year ended March 31, 2016 and March 31, 2017, prepared in accordance with, or otherwise satisfying, the requirements set forth in Item 13(a)(1) of Schedule 14A under the Exchange Act and the requirements set forth in Item 9.01(a) of the Current Report on Form 8-K under the Exchange Act, together with an audit opinion prepared in accordance with PCAOB standards from PwC (without any qualification, adverse statement or non-customary disclaimer) that has not been withdrawn or otherwise modified.

63. "**FX Territory**" has the meaning set forth on Section B of the XC Disclosure Letter.

64. "**GAAP**" means generally accepted accounting principles in the United States of America.

65. "**Government Officials**" has the meaning set forth in Section 2.21.

66. "**Governmental Authority**" means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, arbitrator or arbitral body (public or private), agency or official, including any political subdivision thereof or any self-regulatory organizations (including stock exchanges).

67. "**Hazardous Material**" means (i) any material, substance or waste which is defined or regulated as a "hazardous substance," "pollutant," "contaminant," "hazardous material," "hazardous waste," "extremely hazardous waste," "restricted hazardous waste," "infectious waste," "radioactive," "toxic substance" or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity by any Governmental Authority pursuant to any Environmental Law; (ii) petroleum, petroleum products and fuel additives, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; and (iv) polychlorinated biphenyls and asbestos.

68. "**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

69. "**Indemnified Person**" has the meaning set forth in Section 5.09.

70. "**Insurance Policies**" has the meaning set forth in Section 2.24.

Schedule 1 - 6

71. "**Intellectual Property Rights**" means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with (i) Patents; (ii) Copyrights; (iii) other rights with respect to software, including applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks; (vi) rights with respect to domain names and uniform resource locators, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to databases and other compilations and collections of data or information, including applications therefor; and (ix) any rights equivalent or similar to any of the foregoing.

72. "**Internal Controls**" has the meaning set forth in Section 2.07(c).

73. "**Intervening Event**" has the meaning set forth in Section 4.03(d).

74. "**In-the-Money Options**" means Vested Options with an exercise price per share of Common Stock subject thereto that is less than the volume weighted average price per share (as published by Bloomberg L.P.), rounded to four decimals, of the Common Stock, for the period of twenty (20) consecutive trading days ending on the fifth full trading day prior to the SA Closing.

75. "**ITAR**" has the meaning set forth in Section 2.03(c).

76. "**Key XC Subsidiaries**" means XC's "significant subsidiaries" (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act).

77. "**Key XC Subsidiary Securities**" has the meaning set forth in Section 2.06.

78. "**knowledge**" means (i) with respect to XC, the actual knowledge of the individuals listed on Annex A of the XC Disclosure Letter and (ii) with respect to FH, the actual knowledge of the individuals listed on Annex A of the FH Disclosure Letter.

79. "**Law**" means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, standard, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

80. "**Lien**" means, with respect to any property or asset, any mortgage, deed of trust, deed to secure debt, lien (statutory or otherwise), pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, and including any Contract to give any of the foregoing in the future in respect of such property or asset.

81. "**Material Contract**" has the meaning set forth in Section 2.20.

82. "**Material Leased Real Property**" has the meaning set forth in Section 2.14.

83. "**NDA**" means the Mutual Confidentiality Agreement entered into December 27, 2017, by and among XC, FH, and FX.

84. "**New Marks**" has the meaning set forth in Section 5.14(a).

85. "**New Name**" has the meaning set forth in Section 5.14(a).

86. "**NISPOM**" has the meaning set forth in Section 2.22.

87. "**Notice of Recommendation Change**" has the meaning set forth in Section 4.03(d).

Schedule 1 - 7

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88. "**NYBCL**" means the New York Business Corporation Law.

89. "**NYSE**" means the New York Stock Exchange.

90. "**OFAC**" has the meaning set forth in <u>Section 2.22</u>.

91. "**Options**" means any option to purchase Common Stock that is outstanding immediately prior to the SA Closing.

92. "**Order**" means any order, writ, injunction, award, judgment, decision, directive, ruling, assessment, stipulation or decree of, with or by a Governmental Authority.

93. "**Organizational Documents**" means with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, partnership agreement, shareholders agreement, certificate of limited partnership and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

94. "**Patents**" means United States and non-United States patent rights including utility and design patents, applications therefor including provisional patent applications, patent applications, and all applications for registrations and any term extension or other governmental action or grant that provides rights beyond the original expiration date of any of the foregoing, including patent term extensions and supplementary protection certificates, continuations, continuations-in-part, divisionals, reissues, reexaminations and substitutions.

95. "**PCAOB**" means the Public Company Accounting Oversight Board.

96. "**Performance Shares**" means an award under a XC Stock Plan that is designated as Performance Shares in an award agreement where the number of shares of Common Stock that will vest is based upon the achievement of performance criteria.

97. "**Permitted Liens**" means:

(a) Liens for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on XC's books and records in accordance with applicable Law and GAAP;

(b) Liens of landlords, carriers, warehousemen, mechanics and materialmen and other like Liens granted or arising in the ordinary course of business securing payments not yet due and payable or being contested in good faith by appropriate proceedings;

Schedule 1 - 8

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(c) Liens securing payment, or any obligation, with respect to outstanding indebtedness incurred in the ordinary course of business so long as there is no event of default under such indebtedness;

(d) Liens of record identified in any title reports made available to FH;

(e) any Liens or other encroachments, covenants, restrictions, or other title imperfections that, in each case, would not materially interfere with the use of the applicable properties or the business operations of XC and its Subsidiaries thereat;

(f) zoning, building codes, entitlement and other land use and environmental Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property;

(g) with respect to any material leased real property, (i) any right, interest, Lien or title of a lessor, licensor or grantor under any lease, sublease, license agreement, occupancy agreement or other Contract and (ii) any Lien to which the fee or any superior leasehold interest is subject, that in each case would not materially interfere with the use of the applicable properties of the business operations of XC and its Subsidiaries thereat;

(h) licenses of Intellectual Property Rights entered into in the ordinary course of business;

(i) Liens imposed by applicable securities Laws; and

(j) such other Liens that (individually and in the aggregate) are not material in amount and do not materially detract from the value of, or materially impair the existing use of, the property affected by such Lien.

98. "**Person**" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

99. "**Personal Data**" means any information that relates to an identified or identifiable individual, including name, street address, telephone number, email address, username and password, photograph, government-issued identifier (including Social Security number, tax identification number, driver's license number, or passport number), credit card number, bank information, customer or account number or biometric identifiers.

100. "**Privacy Policy**" means the publicly-posted privacy policy of XC at <www.xerox.com>.

101. "**Proxy Statement**" has the meaning set forth in Section 2.09(a).

102. "**Purchase Price**" has the meaning set forth in Section 1.01.

103. "**PwC**" means PricewaterhouseCoopers.

104. "**RA Closing**" has the meaning set forth in the Redemption Agreement.

Schedule 1 - 9

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105. "**RA Loan**" means the indebtedness incurred by FX, to finance the Redemption and reasonable costs and expenses related thereto, pursuant to a loan agreement or agreements with the same terms and conditions as specified in the commitment papers delivered by FH to XC prior to entry into this Agreement.

106. "**RA Transactions**" means the Redemption and the other transactions contemplated by the Redemption Agreement.

107. "**Redeemed Shares**" has the meaning set forth in the Redemption Agreement.

108. "**Redemption**" has the meaning set forth in the Recitals.

109. "**Redemption Agreement**" has the meaning set forth in the Recitals.

110. "**Registered XC Intellectual Property**" means all Patents, registered or applied for Copyrights, registered or applied for Trademarks (including intent-to-use applications), domain name registrations and any other Intellectual Property Rights that are the subject of an application certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time owned by and filed in the name of or applied for by XC or its Subsidiaries.

111. "**Related Party**" means, with respect to any Person, any of the current or former directors, officers, employees, shareholders, members, managers, partners, agents, successors, assigns or any other related Person of such Person, or any of their respective Affiliates.

112. "**Related Party Contract**" means any Contract or other arrangement or understanding, whether written or oral (including any Contract, arrangement or understanding involving any obligations to make any payments or provide any services (including the provision of employee services pursuant to a secondment or similar arrangement)) between or among FX and any of its Subsidiaries, on the one hand, and FH and its Affiliates (other than FX and its Subsidiaries) or any of their respective Related Parties, on the other hand, except for FX Plans.

113. "**Release**" means any releasing, spilling, leaking, pumping, pouring, placing, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the environment, whether intentional or unintentional, negligent or non-negligent, sudden or non-sudden, accidental or non-accidental.

114. "**Representatives**" means, with respect to a Person, the directors, officers, employees, advisors (including financial, accounting and legal advisors) and other consultants, agents and representatives of such Person and, solely with respect to XC for purposes of <u>Section 5.13</u>, the Financing Sources.

115. "**RSU**" means any restricted stock unit with respect to Common Stock granted by XC that is outstanding as of the SA Closing, including any restricted stock unit that is subject to performance-based vesting.

Schedule 1 - 10

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116. "**SA Closing**" has the meaning set forth in Section 1.02.

117. "**SA End Date**" has the meaning set forth in Section 7.01.

118. "**SA Transactions**" means the Subscription and the other transactions contemplated by this Agreement.

119. "**Sarbanes-Oxley Act**" means the Sarbanes-Oxley Act of 2002.

120. "**SEC**" means the U.S. Securities and Exchange Commission.

121. "**SEC Relief**" means the relief requested in that certain letter submitted to the SEC by XC on January 25, 2018.

122. "**Securities Act**" means the Securities Act of 1933, as amended.

123. "**Series B Preferred Stock**" means the Series B Convertible Perpetual Preferred Stock of XC.

124. "**Share Repurchase Program**" has the meaning set forth in Section 5.18(a).

125. "**Shareholders Agreement**" means the Shareholders Agreement to be entered into at the SA Closing by and between XC and FH, substantially in the form attached hereto as Exhibit C.

126. "**Special Dividend**" has the meaning set forth in Section 5.12.

127. "**Subscribed Shares**" has the meaning set forth in Section 1.01.

128. "**Subscription**" has the meaning set forth in Section 1.01.

129. "**Subsidiary**" means, with respect to any Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person. For the avoidance of doubt, except as otherwise expressly set forth in this Agreement, for all purposes of this Agreement, FX and its Subsidiaries shall be deemed not to be Subsidiaries of XC or any of its Subsidiaries unless and until the Subscription shall have been consummated.

130. "**Superior Proposal**" has the meaning set forth in Section 4.03(g).

131. "**Takeover Statute**" means any "fair price," "business combination," "moratorium," "control share acquisition" or other anti-takeover statute under applicable Law.

132. "**Tax**" or "**Taxes**" means any and all U.S. federal, state, local or non-U.S. taxes, levies, fees, imposts, duties and similar governmental charges imposed by any Governmental Authority including all income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, net worth, excise, withholding, ad valorem, stamp, transfer, value added, gains, license, registration, tariffs, alternative or add-on

Schedule 1 - 11

minimum, or estimated taxes, whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, assessments, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not, and shall also include any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.

133. "**Tax Return**" means any report, return, declaration, claim for refund, election, disclosure, schedule or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including information returns, documents with respect to or accompanying payments of estimated Taxes, or requests for the extension of time in which to file any of the foregoing, any schedules, amendments or supplements of any of the foregoing and any attachments thereto.

134. "**Technology Agreement**" means that certain 2006 Technology Agreement, dated as of April 1, 2006, by and between XC and FX.

135. "**Termination Date**" has the meaning set forth in Section 7.01.

136. "**Third Party**" means any Person, including as defined in Section 13(d) of the Exchange Act, other than (a) FH or any of its Affiliates (including FX and its Subsidiaries) and (b) XC or any of its Affiliates.

137. "**Trade Secrets**" means trade secrets and confidential ideas, know-how, concepts, methods, models, processes, research, procedures, formulae, technology, techniques, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans, designs, discoveries, inventions, and other confidential or proprietary information or data, all of which derive value, monetary or otherwise, from being maintained in confidence.

138. "**Trademarks**" means any and all registered and unregistered United States, state and non-United States trademarks, service marks, trade names, logos, trade dress, brand names, slogans and other similar designations of source or origin, together with all goodwill associated with any of the foregoing, and pending registrations and applications to register the foregoing.

139. "**Transaction Documents**" means this Agreement, the Redemption Agreement, the Charter Amendment, the Amended Bylaws, the Shareholders Agreement and the other agreements and documents contemplated hereby and thereby.

140. "**Transactions**" means the SA Transactions and the RA Transactions, and any other transactions contemplated by the Transaction Documents prior to or at the SA Closing.

141. "**True-Up Percentage**" has the meaning set forth in Section 5.18(c).

142. "**True-Up Right**" has the meaning set forth in Section 1.01.

143. "**True-Up Shares**" has the meaning set forth in Section 5.18(c).

Schedule 1 - 12

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133. "**TSE**" means the Tokyo Stock Exchange.

134. "**Unaudited 2018Q3 Financial Statements**" means the unaudited consolidated financial statements for the nine month period ended December 31, 2017 of FX and its Subsidiaries made available to XC prior to the date of the Agreement.

135. "**Unaudited Financial Statements**" means the unaudited consolidated financial statements for the fiscal years ended March, 31, 2016 and March 31, 2017 and unaudited consolidated interim financial statements for the nine month period ended December 31, 2017, in each case of FX and its Subsidiaries made available to XC prior to the date of the Agreement.

136. "**Vested Option**" means an Option (or portion thereof) that is vested as of the SA Closing, after giving effect to the SA Closing.

137. "**Willful Breach**" means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would cause a material breach of this Agreement or the Redemption Agreement.

138. "**Worker**" means any current or former employee, officer, director, independent contractor or consultant of XC and any of its Subsidiaries.

139. "**XC**" has the meaning set forth in the Preamble.

140. "**XC 10-K**" means XC's most recent 10-K for fiscal year ended December 31, 2016 filed with the SEC on February 27, 2017.

141. "**XC Applicable Anticorruption Laws**" has the meaning set forth in Section 2.21.

142. "**XC Award**" means an award under a XC Stock Plan that provides for payment at a future date of one or more shares of Common Stock of XC or value derived therefrom, including a stock option.

143. "**XC Balance Sheet**" means the consolidated balance sheet of XC as of the XC Balance Sheet Date and the footnotes thereto set forth in XC 10-K.

144. "**XC Balance Sheet Date**" means September 30, 2017.

145. "**XC Board**" means the Board of Directors of XC.

146. "**XC Defined Benefit Plan**" has the meaning set forth in Section 2.17.

147. "**XC Disclosure Documents**" has the meaning set forth in Section 2.09.

148. "**XC Disclosure Letter**" means the disclosure letter dated the date hereof regarding this Agreement that has been provided by XC to FH.

Schedule 1 - 13

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149. "**XC Intellectual Property**" means (i) all Registered XC Intellectual Property; and (ii) any other Intellectual Property Rights that are used in the business of XC and its Subsidiaries.

150. "**XC Material Adverse Effect**" means any event, circumstance, change or effect that

(A) has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, prospects or results of operations of XC and its Subsidiaries, taken as a whole, or

(B) prevents, materially impedes or materially impairs the ability of XC to perform its obligations under this Agreement or materially delays the consummation of the Transactions,

other than, in the case of clause (A), any event, circumstance, change or effect arising out of, resulting from or attributable to:

(i) changes after the date of this Agreement in applicable Law or GAAP;

(ii) changes in the financial or securities markets or general economic conditions in the United States of America or elsewhere in the world;

(iii) changes or conditions generally affecting the industry in which XC and its Subsidiaries operate, including changes in the use, adoption or non-adoption of technologies or industry standards;

(iv) acts of war (whether or not declared), sabotage, terrorism or cyber-terrorism, or any outbreak, escalation or worsening of any of the preceding involving the United States of America;

(v) changes proximately caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any references to "XC Material Adverse Effect" in the representations and warranties set forth in Section 2.03 and Section 2.04), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, contractors, agents, employees, partners or regulators;

(vi) any failure by XC and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure, if they are not otherwise excluded from this definition of XC Material Adverse Effect, has resulted in, or contributed to, a XC Material Adverse Effect); or

<p style="text-align:center">Schedule 1 - 14</p>

(vii) a change in the market price or trading volume of the Shares (<u>provided</u> that the exception in this clause shall not prevent or otherwise affect a determination that any event, circumstance, change or effect underlying such decline has resulted in, or contributed to, a XC Material Adverse Effect);

<u>provided</u>, <u>further</u>, that in determining whether a XC Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent any of the changes, events, circumstances or developments in <u>clauses (i)</u> through <u>(iv)</u> above has or would reasonably be expected to have a disproportionate adverse effect on XC and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which XC and its Subsidiaries operate then the incremental disproportionate impact or impacts of such change, event, circumstance or development may be taken into account in determining whether a XC Material Adverse Effect has occurred or would reasonably be expected to occur.

151. "**XC Permits**" has the meaning set forth in <u>Section 2.12</u>.

152. "**XC Plan**" means each material employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and any other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation or other benefits to any current or former Worker (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by XC or any of its Subsidiaries or any of their ERISA Affiliates, or under which XC or any of its Subsidiaries or any of their ERISA Affiliates has or may have any liability, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers' compensation, fringe benefit, change in control, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, including works council, trade union or other employee representative agreements or arrangements, but in each case other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which XC or any of its Subsidiaries does not contribute more than the minimum amounts required by applicable Law.

153. "**XC Plan List**" has the meaning set forth in <u>Section 2.17</u>.

154. "**XC Recommendation**" has the meaning set forth in <u>Section 5.04(d)</u>.

155. "**XC SEC Documents**" has the meaning set forth in <u>Section 2.07</u>.

156. "**XC Securities**" has the meaning set forth in <u>Section 2.05</u>.

157. "**XC Shareholder Meeting**" has the meaning set forth in <u>Section 5.04(d)</u>.

158. "**XC Stock Option**" means any option to purchase one (1) or more shares of Common Stock granted under a XC Stock Plan.

Schedule 1 - 15

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159. "**XC Stock Plan**" means XC 2004 Performance Incentive Plan, as amended and restated and XC 2004 Equity Compensation Plan for Non-Employee Directors, as amended and restated.

160. "**XC Termination Fee**" means an amount equal to one hundred eighty three million Dollars ($183,000,000).

Schedule 1 - 16

SCHEDULE 2
RA and SA Closing Actions and Deliveries

Capitalized terms used but not defined herein have the meanings ascribed thereto in the Redemption Agreement and/or the Subscription Agreement, as applicable.

I. **Deliveries by FH and FX**

    A. At or prior to the RA Closing, FH and/or FX shall deliver or cause to be delivered to XC:

        1. <u>Shareholders Agreement</u>. A counterpart of the Shareholders Agreement, duly executed by FH.

        2. <u>FX Director Resignations</u>. Duly executed Director Resignations from the applicable members of the FX Board selected by the mutual agreement of FH and XC, effective as of immediately after the RA Closing.

    B. At or prior to the RA Closing, FX shall deliver or cause to be delivered to XC and FH a certificate of FX, duly executed by an officer of FX and dated as of the Closing Date, certifying that FX has given its irrevocable instruction to Sumitomo Mitsui Banking Corporation to repay the RA Loan.

    C. At the RA Closing, FH shall deliver the stock certificate or certificates representing the Redeemed Shares to FX duly endorsed in blank, or accompanied by stock powers duly executed in blank, in a form reasonably acceptable to XC and with all required stock transfer tax stamps affixed.

    D. If applicable, at the SA Closing, FH shall deliver the stock certificate or certificates representing the Contributed Shares to XC, duly endorsed in blank, or accompanied by stock powers duly executed in blank, in a form reasonably acceptable to XC and with all required stock transfer tax stamps affixed.

II. **Deliveries by XC**

    A. At or prior to the RA Closing, XC shall deliver or cause to be delivered to FH:

        1. <u>Evidence of Book-Entry for Subscribed Shares</u>. Evidence reasonably satisfactory to FH that a book-entry for XC's issuance of the Subscribed Shares to FH has been recorded in XC's shareholder register.

        2. <u>Shareholders Agreement</u>. A counterpart of the Shareholders Agreement, duly executed by XC.

Schedule 2 - 1

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3. XC Director Resignations. Duly executed Director Resignations from the applicable members of the XC Board (the "**Resigning XC Directors**"), effective as of immediately after the SA Closing.

4. New Director Appointments. Duly adopted resolutions of the XC Board, effective as of the SA Closing, accepting the resignations of the Resigning XC Directors and appointing the FH Directors to the XC Board, as contemplated by the Shareholders Agreement.

Schedule 2 - 2

Subscription Agreement – Exhibit A:
Charter Amendment

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

XEROX CORPORATION

Under Section 805 of the Business Corporation Law

The undersigned, [_____], [_____] of Xerox Corporation, a New York corporation (the "Corporation"), **HEREBY CERTIFIES** that:

FIRST: The name of the Corporation is XEROX CORPORATION. The name under which it was formed is "The Haloid Company".

SECOND: The original certificate of incorporation was filed in the Office of the Secretary of State of the State of New York on April 18, 1906 (such certificate of incorporation, as amended and restated and in effect thereafter, the "Certificate of Incorporation").

THIRD: The subject matter of this amendment by the Corporation is to effect (i) a change in the name of the Corporation from "Xerox Corporation" to "Fuji Xerox Corporation" and (ii) an increase the number of authorized shares of Common Stock, of the par value of $1.00 each, from 437,500,000 shares to 750,000,000 shares.

FOURTH: To effect the foregoing, as of the time that this Certificate of Amendment to the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law:

(i) Article FIRST of the Certificate of Incorporation is hereby replaced in its entirety with the following:

"The name of the Corporation is FUJI XEROX CORPORATION."

(ii) The first sentence of Article FOURTH of the Certificate of Incorporation is hereby replaced in its entirety with the following:

"The aggregate number of shares which the Corporation shall have the authority to issue is 750,000,000 shares of Common Stock, of the par value of $1.00 each (hereinafter referred to as "Common Stock"), 600,000 shares of Class B Stock of the par value of $1.00 each (hereinafter referred to as "Class B Stock"), and 22,043,067 shares of Cumulative Preferred Stock, of the par value of $1.00 each (hereinafter referred to as "Cumulative Preferred Stock").

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(iii) [*See Section 5.17(d) of the Subscription Agreement.*]

FIFTH: The foregoing amendment of the Certificate of Incorporation of the Corporation was authorized by the affirmative vote of the holders of a majority of all outstanding shares of the Corporation entitled to vote thereon, at a meeting of the shareholders duly called, noticed and held on [_____], 201[__], pursuant to authorization by the Board of Directors of the Corporation at a meeting duly called and held on [_____], 201[__].

2

IN WITNESS WHEREOF, XEROX CORPORATION has caused this Certificate of Amendment to be signed by its authorized corporate officer this [_____] day of [_____], 201[__].


XEROX CORPORATION


by _____

Name:
Title:

[*Signature Page to Xerox Corporation Certificate of Amendment of Certificate of Incorporation*]

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Subscription Agreement – Exhibit B:
Amended Bylaws

AMENDED AND RESTATED
BY-LAWS
OF
FUJI XEROX CORPORATION
(THE "COMPANY")

DATED: [CLOSING DATE]

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1. <u>Annual Meetings</u>: A meeting of shareholders entitled to vote shall be held for the election of Directors and the transaction of other business each year in such month and on such day (except a Saturday, Sunday, or holiday) as determined by the Board of Directors.

Section 2. <u>Special Meetings</u>: Special meetings of the shareholders may be called at any time only by the Chairman of the Board or the affirmative vote of a majority of the Board of Directors.

Section 3. <u>Place of Meetings</u>: Meetings of shareholders shall be held at the principal office of the Company or at such other place, within or without the State of New York, as may be fixed by the Board of Directors.

Section 4. <u>Notice of Meetings</u>:

(a) Notice of each meeting of shareholders shall be in writing and shall state the place, date and hour of the meeting. Notice of a special meeting shall state the purpose or purposes for which it is being called and shall also indicate that it is being issued by or at the direction of the person or persons calling the meeting. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders, fulfilling the requirements of Section 623 of the New York Business Corporation Law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect.

(b) A copy of the notice of any meeting shall be given, personally, electronically or by mail, not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his or her address as it appears on the record of shareholders, or, if he or she shall have filed with the Secretary a written request that notices to him or her be mailed to some other address, then directed to him or her at such other address.

(c) Notice of meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

Section 5. <u>Quorum and Adjourned Meetings</u>:

(a) At any annual or special meeting the holders of a majority of the votes of shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of any business, provided that when a specified

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item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the votes of shares of such class or series shall constitute a quorum for the transaction of such specified item of business. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

(b) Despite the absence of a quorum, the shareholders present may adjourn the meeting to another time and place, and it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If after the adjournment, however, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder on the new record date entitled to notice under Section 4 of this Article I of these By-Laws.

Section 6. <u>Nominations and Business at Meetings</u>:

At any annual meeting of shareholders, only persons who are nominated or business which is proposed in accordance with the procedures set forth in this Section 6 shall be eligible for election as Directors or considered for action by shareholders. Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6. Such nominations or business proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company and such business proposals must, under applicable law, be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 150 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to security holders in connection with the previous year's annual meeting; provided, however, that with respect to the Company's annual meeting to be held during calendar year 2016, to be timely (and notwithstanding anything to the contrary contained in this Section 6), a shareholder's notice of nominations must be delivered to or mailed and received at the principal executive offices of the Company not later than 5:00 p.m. EST on January 29, 2016; provided further, that, if the Company did not hold such previous year's annual meeting or if the anniversary date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting, then such shareholder's notice shall be so delivered or mailed and received within a reasonable time before the Company begins to print and mail its proxy statement.

Such shareholder's notice shall set forth (a) as to each person whom such shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A

2

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under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such person on whose behalf such proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such shareholder, as they appear on the Company's books and (ii) the class and number of shares of the Company which are beneficially owned by such shareholder. No person shall be eligible for election as a Director of the Company and no business shall be conducted at the annual meeting of shareholders unless nominated or proposed in accordance with the procedures set forth in this Section 6. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with the provisions of this Section 6 and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination or proposal shall be disregarded.

Section 7. <u>Organization</u>: At every meeting of the shareholders, the Chairman of the Board, or in his or her absence, the Chief Executive Officer, or in his or her absence, the President, or in his or her absence, a person selected by a majority of the Directors present at the meeting, shall act as chairman of the meeting. The Secretary or, in his or her absence, an Assistant Secretary shall act as secretary of the meeting, and in the absence of both the Secretary and an Assistant Secretary, a person selected by a majority of the Directors present at the meeting shall act as secretary of the meeting.

Section 8. <u>Voting</u>:

(a) Whenever any corporate action is to be taken by vote of the shareholders, it shall, except as otherwise required by law or by the Certificate of Incorporation be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon. An abstention shall not constitute a vote cast.

(b) In an uncontested election, any incumbent nominees for director who receives a greater number of votes cast against his or her election than in favor of his or her election shall tender his or her resignation promptly after such election. The Independent Directors shall then decide, based on the relevant facts and circumstances, whether to accept or reject the resignation. The Board of Directors' explanation of its decision shall be promptly disclosed on Form 8-K filed with the Securities and Exchange Commission.

Section 9. <u>Qualification of Voters</u>:

(a) Every shareholder of record of Common Stock and Series B Convertible Preferred Stock of the Company shall be entitled at every meeting of such shareholders to one vote for every share of Common Stock and Series B Convertible Preferred Stock, respectively, standing in his or her name on the record of shareholders.

3

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(b) Shares of stock belonging to the Company and shares held by another domestic or foreign corporation of any type or kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by the Company, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

(c) Shares held by an administrator, executor, guardian, conservator, committee, or other fiduciary, except a trustee, may be voted by him or her, either in person or by proxy, without transfer of such shares into his or her name. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

(d) Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as these By-Laws of such corporation may provide, or in the absence of such provision, as the Board of Directors of such corporation may provide.

Section 10. Proxies:

(a) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him or her by proxy.

(b) No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

(c) The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the Secretary or an Assistant Secretary.

(d) Without limiting the manner in which a shareholder may authorize another person or persons to act for him or her as proxy pursuant to paragraph (a) of this Section, the following shall constitute a valid means by which a shareholder may grant such authority:

(i) A shareholder may execute a writing authorizing another person or persons to act for him or her as proxy. Execution may be accomplished by the shareholder or the shareholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(ii) A shareholder may authorize another person or persons to act for the shareholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will

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be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be reasonably determined that the telegram, cablegram or other electronic transmission was authorized by the shareholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors shall specify the nature of the information upon which they relied.

(e) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to paragraph (d) of this Section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile, telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 11. <u>Inspectors of Election</u>:

(a) The Board of Directors, in advance of any shareholders' meeting, shall appoint one or more inspectors to act at the meeting or any adjournment thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed, or if such persons are unable to act at a meeting of shareholders, the person presiding at a shareholders' meeting shall appoint one or more inspectors. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability.

(b) The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of the vote as certified by them.

Section 12. <u>List of Shareholders at Meetings</u>: A list of shareholders as of the record date, certified by the Secretary or by the transfer agent, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or person presiding thereat shall require such list of shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

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ARTICLE II

BOARD OF DIRECTORS

Section 1. <u>Power of Board and Qualification of Directors</u>: The business of the Company shall be managed under the direction of the Board of Directors, each of whom shall be at least eighteen years of age.

Section 2. <u>Composition, Term of Office and Classification</u>:

(a) The Board of Directors shall consist of not less than five (5) nor more than twenty one (21) members. The Board of Directors shall include no fewer than five (5) Independent Directors. Subject to the foregoing provision of this Section 2(a) of Article II, Section 2(c) of this Article II and Subdivisions 7, 13(n)(vi) and 14(n)(vi) of Article Fourth of the Certificate of Incorporation (the "<u>Preferred Stock Director Provisions</u>"), the number of Directors shall be determined from time to time by resolution of a majority of the entire Board of Directors then in office; provided, that no decrease in the number of Directors shall shorten the term of any incumbent Director.

(b) At each annual meeting of shareholders Directors shall be elected to hold office until the next annual meeting.

(c) If and whenever six full quarter-yearly dividends (whether or not consecutive) payable on the Cumulative Preferred Stock of any series shall be in arrears, in whole or in part, the number of Directors then constituting the Board of Directors shall be increased by two and the holders of the Cumulative Preferred Stock, voting separately as a class, regardless of series, shall be entitled to elect the two additional Directors at any annual meeting of shareholders or special meeting held in place thereof, or at a special meeting of the holders of the Cumulative Preferred Stock called as hereinafter provided. Whenever all arrears in dividends on the Cumulative Preferred Stock then outstanding shall have been paid and dividends thereon for the current quarter-yearly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Cumulative Preferred Stock to elect such additional two Directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar future arrearages in dividends), and the terms of office of all persons elected as Directors by the holders of the Cumulative Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly. At any time after such voting power shall have been so vested in the Cumulative Preferred Stock, the Secretary of the Company may, and upon the written request of any holder of the Cumulative Preferred Stock (addressed to the Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Cumulative Preferred Stock for the election of the two Directors to be elected by them as herein provided, such call to be made by notice similar to that provided in these By-Laws for a special meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within twenty days after receipt of any such request, then any holder of Cumulative Preferred Stock may call such meeting, upon the notice above

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provided, and for that purpose shall have access to the stock books of the Company. The Directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders or special meeting held in place thereof. In case any vacancy shall occur among the Directors elected by the holders of the Cumulative Preferred Stock, a successor shall be elected to serve until the next annual meeting of the shareholders or special meeting held in place thereof by the then remaining Director elected by the holders of the Cumulative Preferred Stock or the successor of such remaining Director.

(d) All Directors shall have equal voting power.

Section 3. Organization: At each meeting of the Board of Directors, the Chairman of the Board, or in his or her absence, if the Chief Executive Officer is a Director, the Chief Executive Officer, or if the Chief Executive Officer is not a Director or in his or her absence, if the President is a Director, the President, or if the President is not a Director or in his or her absence, a chairman chosen by a majority of the Directors present at the meeting shall preside. The Secretary shall act as secretary of the Board of Directors. In the event the Secretary shall be absent from any meeting of the Board of Directors, a majority of the Directors present at the meeting shall select the secretary.

Section 4. Resignations: Any Director of the Company may resign at any time by giving written notice to the Chairman of the Board or to the Secretary of the Company. Such resignation shall take effect at the time specified therein or, if no time be specified, then on delivery.

Section 5. Vacancies: Any newly created directorship resulting from an increase in the number of Directors in accordance with these By-Laws and any substitute for any vacancy on the Board of Directors, however resulting, shall be appointed only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum exists (other than Directors elected pursuant to the Preferred Stock Director Provisions, which shall be replaced as provided for therein); provided, that, in the case of any vacancy in the directorship of an Independent Director, such substitute Director shall be an Independent Director that is reasonably acceptable to a majority of the Independent Directors then remaining in office. A Director elected to fill a vacancy shall hold office until the next annual meeting.

Section 6. Place of Meeting: The Board of Directors may hold its meetings at such place or places within or without the State of New York as the Board of Directors may from time to time by resolution determine.

Section 7. First Meeting: On the day of each annual election of Directors, the Board of Directors shall meet for the purpose of organization and the transaction of other business. Notice of such meeting shall be given to each Director. Such first meeting may be held at any other time upon notice to each Director in accordance with these By-Laws.

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Section 8. <u>Regular Meetings</u>: Subject to Section 10 of this Article II below, regular meetings of the Board of Directors may be held at such times as may be fixed from time to time by resolution of the Board of Directors upon notice to each Director.

Section 9. <u>Special Meetings</u>: Subject to Section 10 of this Article II below, special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, or by any two Directors then in office, in each case upon notice to each Director.

Section 10. <u>Scheduling; Meeting Time</u>:

(a) Unless otherwise consented to by all Directors, regular and special meetings of the Board of Directors shall commence and end between 7AM and 10PM local time in New York, New York.

(b) Except as provided in Section 12(b) of this Article II, notice of each meeting shall be provided to each Director not less than seventy two (72) hours prior to the commencement of such meeting. Notice of each meeting (or adjournment thereof) shall be by electronic written means and shall state (i) the date, place and hour of such meeting, (ii) instructions for participation at such meeting by means of a conference telephone or similar communications equipment pursuant to Section 14 of this Article II and (iii) the purposes and business to be transacted at such meeting. Except for such purpose and business as set forth in the notice to Directors, no other business may be transacted at any such meeting.

Section 11. <u>Waivers of Notice</u>: Notice of a meeting need not be given to any Director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him or her.

Section 12. <u>Quorum and Manner of Acting</u>:

(a) A majority of the entire Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

(b) A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting, upon not less than thirty six (36) hours' notice to each Director, to another time and place that satisfies the requirements of Section 10(a) of this Article II.

Section 13. <u>Written Consents</u>: Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board of Directors or committee shall be filed with the minutes of the proceedings of the Board of Directors or committee.

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Section 14. <u>Participation At Meetings By Telephone</u>: Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 15. <u>Notices and Proceedings</u>: All notices and proceedings contemplated by these By-Laws shall be in the English language.

Section 16. <u>Compensation</u>: The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

Section 17. <u>Interested Directors</u>:

(a) No contract or other transaction between the Company and one or more of its Directors, or between the Company and any other corporation, firm, association or other entity in which one or more of its Directors are directors or officers, or are financially interested, shall be either void or voidable for this reason alone or by reason alone that such Director or Directors are present at the meeting of the Board of Directors, or of a committee thereof, which approves such contract or transaction, or that his or her or their votes are counted for such purpose, provided that the parties to the contract or transaction establish affirmatively that it was fair and reasonable as to the Company at the time it was approved by the Board of Directors, a committee, or the shareholders.

(b) Any such contract or transaction may not be avoided by the Company for the reasons set forth in (a) if

(i) the material facts as to such Director's interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the Board of Directors or committee, and the Board of Directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested Director or, if the votes of the disinterested Directors are insufficient for such purpose, by unanimous vote of the disinterested Directors (although common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which approves such contract or transactions), or

(ii) the material facts as to such Director's interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

Section 18. <u>Loans to Directors</u>: The Company may not lend money to or guarantee the obligation of a Director of the Company unless the particular loan or guarantee is approved by the shareholders, with the holders of a majority of the shares entitled to vote thereon constituting a quorum, but shares held of record or beneficially by Directors who are benefited by such loan or guarantee shall not be entitled to vote or to be included in the determination of a quorum.

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ARTICLE III

COMMITTEES

Section 1. <u>How Constituted and Powers</u>: The Board of Directors by resolution adopted by a majority of the entire Board of Directors may designate from among its members committees of the Board of Directors, each of which shall consist of one or more Directors and shall have such authority as provided in the resolution designating the committee, except such committees shall have no authority as to the following matters:

(a) The submission to shareholders of any action that needs shareholders' authorization.

(b) The filling of vacancies in the Board of Directors or in any committee.

(c) The fixing of compensation of the Directors for serving on the Board of Directors or on any committee.

(d) The amendment or repeal (including by merger, consolidation or otherwise by operation of law) of these By-Laws, or the adoption of new By-Laws (including by merger, consolidation or otherwise by operation of law).

(e) The amendment or repeal of any resolution of the Board of Directors which, by its terms, shall not be so amendable or repealable.

(f) The declaration of dividends.

(g) Any matter requiring the action or consent of the Conflicts Committee.

Section 2. <u>Quorum and Manner of Acting</u>: Unless otherwise provided by resolution of the Board of Directors, a majority of each committee of the Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of all of the members of the committee, whether present or not, shall be the act of the committee. The members of the committee shall act only as a committee. The procedure of the committee and its manner of acting shall be subject at all times to the directions of the Board of Directors.

Section 3. <u>Alternate Members</u>: The Board of Directors may designate one or more eligible Directors as alternate members of any committee of the Board of Directors who may replace any absent or disqualified member or members at any meeting of any such committee; provided, that any alternate member to an Independent Director on such committee must be an Independent Director.

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Section 4. <u>Conflicts Committee</u>. The Board of Directors shall establish a Conflicts Committee (the "<u>Conflicts Committee</u>"), which shall consist solely of Independent Directors and shall have the power and authority of the Board of Directors with respect to reviewing any transaction required to be disclosed under Item 404 of Regulation S-K under the Exchange Act or any similar transaction.

ARTICLE IV

CHAIRMAN OF THE BOARD AND OFFICERS

Section 1. <u>Chairman of the Board</u>. There shall be a Chairman of the Board. The Chairman of the Board may be, but need not be, an officer or employee of the Company. The Chairman of the Board shall be chosen from among the Directors. The Chairman of the Board shall preside at all meetings of the shareholders at which he or she is present. The Chairman of the Board shall preside at all meetings of the Directors at which he or she is present and may attend any meeting of any committee of the Board of Directors, whether or not a member of such committee. The Chairman of the Board of Directors shall have such powers and perform such other duties as may be assigned to him or her by the Board of Directors.

Section 2. <u>Number</u>: The Board of Directors may elect a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, a Secretary, and such other officers as the Board of Directors may in its discretion determine. Any two or more offices may be held by the same person, including by the Chairman of the Board of Directors.

Section 3. <u>Term of Offices and Qualifications</u>: The Chairman of the Board of Directors and those officers elected pursuant to Section 2 of this Article IV shall be chosen by the Board of Directors on the day of the annual meeting. Unless a shorter term is provided in the resolution of the Board of Directors electing the Chairman of the Board of Directors or such officer, the term of office of the Chairman of the Board of Directors or such officer, as applicable, shall extend to and expire at the meeting of the Board of Directors held on the day of the next annual meeting.

Section 4. <u>Additional Officers</u>: Additional officers other than those elected pursuant to Section 2 of this Article IV shall be elected for such period, have such authority and perform such duties, either in an administrative or subordinate capacity, as the Board of Directors may from time to time determine.

Section 5. <u>Removal of Chairman of the Board and Officers</u>: The Chairman of the Board and/or any officer may be removed by the Board of Directors with or without cause, at any time. Removal of the Chairman of the Board and/or an officer without cause shall be without prejudice to his or her contract rights, if any, but his or her election as Chairman of the Board and/or an officer shall not of itself create contract rights.

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Section 6. <u>Resignation</u>: The Chairman of the Board and/or any officer may resign at any time by giving written notice to the Board of Directors, or to the Chairman of the Board or to the Secretary. Any such resignation shall take effect at the time specified therein, or if no time be specified, then upon delivery.

Section 7. <u>Vacancies</u>: A vacancy in any office, including Chairman of the Board, shall be filled by the Board of Directors.

Section 8. <u>Chief Executive Officer</u>: The Chief Executive Officer of the Company shall, subject to the direction of the Board of Directors, have general and active control of the affairs and business of the Company and general supervision of its officers, officials, employees and agents. In the absence of the Chairman of the Board of Directors, the Chief Executive Officer shall preside at all meetings of the shareholders and, if he or she is also a Director, meetings of Directors at which he or she is present.

Section 9. <u>President</u>: The President shall, in the absence of the Chief Executive Officer, exercise the powers and duties of the Chief Executive Officer. The President shall have such powers and perform such other duties as may be assigned to him or her by the Board of Directors.

Section 10. <u>The Vice Presidents</u>: Each Vice President shall have such powers and shall perform such duties as may be assigned to him or her by the Board of Directors or the Chief Executive Officer. With respect to seniority of Vice Presidents, unless the Board of Directors determines otherwise, Executive Vice Presidents shall be first in order of priority, Senior Vice Presidents shall be second in order of priority and Vice Presidents shall be third in order of priority.

Section 11. <u>The Treasurer</u>: The Treasurer shall, if required by the Board of Directors, give a bond for the faithful discharge of his or her duties, in such sum and with such sureties as the Board of Directors shall require. He or she shall have charge and custody of, and be responsible for, all funds and securities of the Company, and deposit all such funds in the name of and to the credit of the Company in such banks, trust companies, or other depositories as shall be selected by the Board of Directors. The Treasurer may sign certificates for stock of the Company authorized by the Board of Directors. He or she shall also perform all other duties customarily incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 12. <u>The Secretary</u>: It shall be the duty of the Secretary to act as secretary of all meetings of the Board of Directors, and of the shareholders, and to keep the minutes of all such meetings at which he or she shall so act in a proper book or books to be provided for that purpose; he or she shall see that all notices required to be given by the Company are duly given and served; he or she may sign and execute in the name of the Company certificates for the stock of the Company, deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Directors; he or she shall prepare, or cause to be prepared, for use at meetings of shareholders the list of shareholders as of the record date referred to in Article I, Section 12 of these By-Laws

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and shall certify, or cause the transfer agent to certify, such list; he or she shall keep a current list of the Company's Directors and officers and their residence addresses; he or she shall be custodian of the seal of the Company and shall affix the seal, or cause it to be affixed, to all agreements, documents and other papers requiring the same. The Secretary shall have custody of the minute book containing the minutes of all meetings of shareholders, Directors, and the committees of the Board of Directors which may keep minutes, and of all other contracts and documents which are not in the custody of the Treasurer of the Company, or in the custody of some other person authorized by the Board of Directors to have such custody.

Section 13. Appointed Officers: The Board of Directors may delegate to any officer or committee the power to appoint and to remove any subordinate officer, agent or employee.

Section 14. Assignment and Transfer of Stocks, Bonds, and Other Securities: The Chief Executive Officer, the Treasurer, the Secretary, any Assistant Secretary, any Assistant Treasurer, and each of them, shall have power to assign, or to endorse for transfer, under the corporate seal, and to deliver, any stock, bonds, subscription rights, or other securities, or any beneficial interest therein, held or owned by the Company.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS AND BANK ACCOUNTS

Section 1. Execution of Contracts: The Board of Directors, except as in these By-Laws or the Certificate of Incorporation otherwise provided, may authorize any officer or officers, agent, or agents, in the name of and on behalf of the Company to enter into any contract or execute and deliver any instrument, and such authority may be general or confined to specific instances; but, unless so authorized by the Board of Directors, or expressly authorized by these By-Laws, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable pecuniarily in any amount for any purpose.

Section 2. Loans: No loans shall be contracted on behalf of the Company, and no negotiable paper shall be issued in its name unless specifically authorized by the Board of Directors.

Section 3. Checks, Drafts, etc.: All checks, drafts, and other orders for the payment of money out of the funds of the Company, and all notes or other evidences of indebtedness of the Company, shall be signed on behalf of the Company in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. Deposits: All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such banks, trust companies or other depositories as the Board of Directors may select.

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ARTICLE VI

STOCKS AND DIVIDENDS

Section 1. <u>Shares of Stock</u>: Shares of stock of the Company shall be represented by certificates except to the extent that the Board of Directors of the Company shall provide by resolution that some or all of any or all classes and series of the Company's shares shall be uncertificated shares, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Except as otherwise expressly provided by law, the rights and obligations of holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 2. <u>Certificates For Shares</u>: To the extent that shares of stock of the Company are to be represented by certificates, the certificates therefor shall be in such form as shall be approved by the Board of Directors. The certificates of stock shall be numbered in order of their issue, shall be signed by the Chairman of the Board, the President or a Vice President, and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The signature of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Company itself or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if he or she were an officer at the date of issue.

Section 3. <u>Transfer of Stock</u>: Transfers of stock of the Company shall be made only on the books of the Company by the holder thereof, or by his or her duly authorized attorney, on surrender of the certificate or certificates for stock represented by certificates, properly endorsed, or in the case of shares of stock not represented by certificates, on delivery to the Company of proper transfer instructions. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the New York Business Corporation Law. Every certificate surrendered to the Company shall be marked "Canceled", with the date of cancellation, and no new certificate shall be issued in exchange therefor until the old certificate has been surrendered and canceled. A person in whose name stock of the Company stands on the books of the Company shall be deemed the owner thereof as regards the Company; provided that, whenever any transfer of stock shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the Company, or to its transfer agent shall be so expressed in the entry of the transfer. No transfer of stock shall be valid as against the Company, or its shareholders for any purpose, until it shall have been entered in the stock records of the Company as specified in these By-Laws by an entry showing from and to whom transferred.

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Section 4. <u>Transfer and Registry Agents</u>: The Company may, from time to time, maintain one or more transfer offices or agencies and/or registry offices at such place or places as may be determined from time to time by the Board of Directors; and the Board of Directors may, from time to time, define the duties of such transfer agents and registrars and make such rules and regulations as it may deem expedient, not inconsistent with these By-Laws, concerning the issue, transfer and registration of certificates for stock or uncertificated stock of the Company.

Section 5. <u>Lost, Destroyed and Mutilated Certificates</u>: The holder of any certificated stock of the Company shall immediately notify the Company of any loss, destruction or mutilation of the certificate therefor. The Company may issue a new certificate or uncertificated stock in place of the lost or destroyed certificate, but as a condition to such issue, the holder of such certificate must make satisfactory proof of the loss or destruction thereof, and must give to the Company a bond of indemnity in form and amount and with one or more sureties satisfactory to the Treasurer, the Secretary or any Assistant Treasurer or Assistant Secretary. Such bond of indemnity shall also name as obligee each of the transfer agents and registrars for the stock the certificate for which has been lost or destroyed.

Section 6. <u>Record Dates for Certain Purposes</u>: The Board of Directors of the Company shall fix a day and hour not more than sixty days preceding the date of any meeting of shareholders, or the date for payment of any cash or stock dividend, or the date for the allotment of any rights of subscription, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or entitled to receive any such allotment of rights of subscription, or entitled to exercise rights in respect of any such change, conversion or exchange of capital stock, and in such case, such shareholders and only such shareholders as shall be shareholders of record on the day and hour so fixed shall be entitled to such notice of, and to vote at, such meeting or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights of subscription, or to exercise rights in connection with such change or conversion or exchange of capital stock, as the case may be, notwithstanding any transfer of any stock on the books of the Company after such day and hour fixed as aforesaid.

Section 7. <u>Dividends and Surplus</u>: Subject to the limitations prescribed by law, the Board of Directors (1) may declare dividends on the stock of the Company whenever and in such amounts as, in its opinion, the condition of the affairs of the Company shall render it advisable, (2) may use and apply, in its discretion, any part or all of the surplus of the Company in purchasing or acquiring any of the shares of stock of the Company, and (3) may set aside from time to time out of such surplus or net profits such sum or sums as it in its absolute discretion, may think proper as a reserve fund to meet contingencies or for equalizing dividends, or for the purpose of maintaining or increasing the property or business of the Company, or for any other purpose it may think conducive to the best interest of the Company.

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ARTICLE VII

OFFICES AND BOOKS

Section 1. <u>Offices</u>: The Company shall maintain an office at such place in the County of Monroe, State of New York, as the Board of Directors may determine. The Board of Directors may from time to time and at any time establish other offices of the Company or branches of its business at whatever place or places seem to it expedient.

Section 2. <u>Books and Records</u>:

(a) There shall be kept at one or more offices of the Company (1) correct and complete books and records of account, (2) minutes of the proceedings of the shareholders, Board of Directors and the committees of the Board of Directors, (3) a current list of the Directors and officers of the Company and their residence addresses, and (4) a copy of these By-Laws.

(b) The stock records may be kept either at the office of the Company or at the office of its transfer agent or registrar in the State of New York, if any, and shall contain the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

ARTICLE VIII

GENERAL

Section 1. <u>Seal</u>: The corporate seal shall be in the form of a circle and shall bear the full name of the Company and the words and figures "Incorporated 1906, Rochester, N. Y.".

Section 2. <u>Indemnification of Directors and Officers</u>: Except to the extent expressly prohibited by law, the Company shall indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any Director or officer of the Company served in any capacity at the request of the Company, by reason of the fact that he or she, his or her testator or intestate is or was a Director or officer of the Company or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless the Company shall have given its prior approval thereto. Such indemnification shall include the right to be paid advances of any expenses incurred by

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such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law. In addition to the foregoing, the Company is authorized to extend rights to indemnification and advancement of expenses to such persons by i) resolution of the shareholders, ii) resolution of the Directors or iii) an agreement, to the extent not expressly prohibited by law.

Section 3. Shareholders Agreement: For so long as the Shareholders Agreement, as amended from time to time, a copy of which will be provided to any shareholder of the Company upon written request therefor, is in effect, (a) the provisions of the Shareholders Agreement shall be incorporated by reference into the relevant provisions hereof, and such provisions shall be interpreted and applied in a manner consistent with the terms of the Shareholders Agreement and (b) in the event of any conflict between the terms of the Shareholders Agreement and these By-Laws, the terms of the Shareholders Agreement shall control.

ARTICLE IX

FISCAL YEAR

Section 1. Fiscal Year: The fiscal year of the Company shall end on the 31st day of December in each year.

ARTICLE X

DEFINITIONS

Section 1. Definitions: Capitalized terms used and not otherwise defined in these By-Laws shall have the meaning given or referenced below:

(a) "Affiliate" means, with respect to any specified person, any other person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing indirect common control with such specified person.

(b) "beneficially own" has the meaning set forth in Rule 13d-3 under the Exchange Act.

(c) "Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of the Company, as it may be amended from time to time.

(d) "Closing Date" means the date on which the transactions contemplated by the Subscription Agreement are consummated.

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(e) "Common Stock" means the common stock, par value $1.00, of the Company.

(f) "Company" means Fuji Xerox Corporation.

(g) "Cumulative Preferred Stock" has the meaning set forth in the Certificate of Incorporation.

(h) "Directors" means the directors duly elected by the Company's shareholders at the most recent annual meeting of shareholders.

(i) "Exchange" means any national securities exchange registered under Section 6 of the Exchange Act.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(k) "Independent Director" means any person who, as determined by a majority of the Independent Directors then serving on the Board of Directors, in their sole discretion, (a) qualifies as an "Independent Director", as such term is defined in (i) Section 303A.02 of the NYSE Listed Company Manual (or any successor rule that applies to issuers whose common stock is listed on the NYSE) and (ii) for so long as the Common Stock is listed on the Chicago Stock Exchange, Rule 19(p)(3) of Article 22 of the Chicago Stock Exchange Rules (or any successor rule that applies to issuers whose common stock is listed on the Chicago Stock Exchange), (b) does not have any material relationship with any Significant Shareholder, any other Director, any employee or officer of the Company or any Significant Shareholder, or any Affiliate of any of the foregoing, (c) is not an officer or employee of any Significant Shareholder or any of its Affiliates and (d) is not otherwise known, or could reasonably be expected, to be unable or unwilling to act impartially on any matter reasonably expected to come before the Board of Directors.

(l) "NYSE" means the New York Stock Exchange.

(m) "Series B Convertible Preferred Stock" has the meaning set forth in the Certificate of Incorporation

(n) "Shareholders Agreement" means the shareholders agreement dated [_____] between the Company and FUJIFILM Holdings Corporation.

(o) "Significant Shareholder" means any Person who beneficially owns at least 25% of the voting power of the Common Stock.

18

ARTICLE XI

AMENDMENTS

Section 1. <u>Generally</u>: By-Laws of the Company may be amended, repealed or adopted by a majority of the votes of the shares at the time entitled to vote in the election of any Directors. If, at any meeting of shareholders, action is proposed to be taken to amend, repeal or adopt By-Laws, the notice of such meeting shall include a brief statement or summary of the proposed action. By-Laws of the Company may also be amended, repealed or adopted by the Board of Directors, but any By-Law adopted by the Board of Directors may be amended or repealed by shareholders entitled to vote thereon as hereinabove provided. If any By-Law regulating an impending election of Directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of Directors the By-Law so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE XII

FORUM

Section 1. Unless the Company consents in writing to the selection of an alternative forum, any New York State Supreme Court located in New York County in the State of New York or, if such court lacks jurisdiction, the United States District Court for the Southern District of New York (or if such state and federal courts lack jurisdiction, in any other state or federal court located in the State of New York) (any such court, a "<u>Chosen Court</u>"), shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee or shareholder of the Company to the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the New York Business Corporation Law or the Company's Certificate of Incorporation or these By-Laws (with respect to each, as may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be (a) deemed to have notice of and consented to the provisions of this Article XII, and (b) deemed to have waived any argument relating to the inconvenience of the Chosen Court in connection with any action or proceeding described in this Article XII. If any action the subject matter of which is within the scope of this Article XII is filed in a court other than a Chosen Court (a "<u>Foreign Action</u>") in the name of any shareholder, such shareholder shall be deemed to have consented to (x) the personal jurisdiction of the Chosen Courts in connection with any action brought in any such court to enforce this Article XII (an "<u>Enforcement Action</u>") and (y) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

19

Subscription Agreement – Exhibit C:
Form of Shareholders Agreement

SHAREHOLDERS AGREEMENT

between

FUJI XEROX CORPORATION

and

FUJIFILM HOLDINGS CORPORATION

dated

[⎯⎯⎯⎯⎯]

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Table of Contents

i

SCHEDULES

Schedule 3.01(a) Initial FH Directors and Initial Continuing Directors

ii

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SHAREHOLDERS AGREEMENT

SHAREHOLDERS AGREEMENT (this "Agreement"), dated as of *[Closing Date]*, between FUJIFILM Holdings Corporation, a corporation organized under the Laws of Japan ("FH"), and Fuji Xerox Corporation, a New York corporation (the "Company" and together with FH, the "Parties").

RECITALS

WHEREAS, pursuant to that certain Subscription Agreement, dated as of January 31, 2018, between the Company and FH (the "Subscription Agreement"), FH holds a majority of the issued and outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock");

WHEREAS, the Parties wish to enter into this Agreement to set forth (i) certain of their rights, duties and obligations following the Closing and (ii) restrictions on certain activities in respect of the Common Stock, corporate governance, and other related corporate matters.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.01 Certain Definitions . Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Subscription Agreement. In addition, as used in this Agreement, the following terms shall have the following respective meanings:

"Action" has the meaning set forth in the Subscription Agreement.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person; *provided*, that, for purposes of this Agreement, except as otherwise expressly provided in Section 2.02, FH shall not be deemed to be an Affiliate of the Company. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Beneficially Own" means, with respect to any securities, (i) having "beneficial ownership" of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation), (ii) having the right to become the Beneficial Owner of such securities (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, or (iii) having an exercise or conversion privilege or a settlement payment or mechanism with respect to any Derivative Position or Hedging Transaction respecting such securities.

"Board of Directors" means the board of directors of the Company.

"By-Laws" means the amended and restated by-laws of the Company, as they may be amended from time to time in accordance with the Certificate of Incorporation and the By-Laws.

"Certificate of Incorporation" means the certificate of incorporation of the Company, as it may be amended from time to time.

"Closing" has the meaning set forth in the Subscription Agreement.

"Closing Date" has the meaning set forth in the Subscription Agreement.

"Conflicts Committee" has the meaning set forth in the By-Laws.

"Derivative Position" means any option, warrant, convertible security, stock appreciation, swap agreement or other security, contract right or derivative position, whether or not currently exercisable, at a price related to the value of the applicable securities or a value determined in whole or part with reference to, or derived in whole or in part from, the value of such securities that increases in value as the value of such securities increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of such securities (excluding any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) promulgated pursuant to the Exchange Act).

"Director" means a member of the Board of Directors.

"Exchange" means any national securities exchange registered under Section 6 of the Exchange Act.

"Exchange Act" means the Securities and Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

"FH Shareholder" means (i) FH (for so long as FH directly or indirectly holds shares of Common Stock), (ii) any Affiliate of FH that beneficially owns any shares of Common Stock and (iii) any transferee of any of the foregoing that (at such time) directly holds shares of Common Stock and has become a party to this Agreement in accordance with Section 2.01(b).

2

"Governmental Entity" means any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof.

"Hedging Transaction" means any hedging or other transaction (such as borrowed or loaned shares) or series of transactions, or any other agreement, arrangement or understanding, the effect or intent of which is to increase or decrease the voting power or economic or pecuniary interest of such stockholder with respect to the Company's securities.

"independent director" means any person who, as determined by a majority of the Continuing Directors prior to the CD Expiration, or the Unrelated Independent Directors following the CD Expiration, as applicable, then serving on the Board of Directors, in each case in their sole discretion, qualifies as an "Independent Director", as such term is defined in (a) Section 303A.02 of the NYSE Listed Company Manual (or any successor rule that applies to issuers whose common stock is listed on the NYSE) and (b) for so long as the Common Stock is listed on the Chicago Stock Exchange, Rule 19 (p)(3) of Article 22 of the Chicago Stock Exchange Rules (or any successor rule that applies to issuers whose common stock is listed on the Chicago Stock Exchange).

"Law" means any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity.

"NYSE" means the New York Stock Exchange.

"Person" means any individual, partnership, company, firm, corporation, limited liability company, association, trust, unincorporated organization or entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

"Public Shareholders" means the shareholders of the Company other than (a) the FH Shareholders and (b) any member of any Group of which any FH Shareholder is a member.

"Redemption Agreement" means that certain Redemption Agreement, dated as of January 31, 2018, between the Company, FH and Fuji Xerox Co., Ltd.

"Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

"Transaction Documents" has the meaning set forth in the Subscription Agreement.

"Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, gift, or otherwise dispose of or encumber any direct or indirect economic, voting or other right in or to any share of Common Stock, including by means of (a) the Transfer of an interest in a Person that directly or indirectly holds such Common Stock or (b) a Hedging Transaction; provided that "Transfer" shall not include a change of control of FH. "Transferred" and "Transferring" shall have correlative meanings.

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"Unrelated Independent Director" means any person who, as determined by a majority of the Continuing Directors prior to the CD Expiration, or the Unrelated Independent Directors following the CD Expiration, as applicable, then serving on the Board of Directors, in each case in their sole discretion, (a) qualifies as an independent director (as defined in this Agreement), (b) does not have any material relationship with any FH Shareholder, any other Director, any employee or officer of the Company or any FH Shareholder, or any Affiliate of any of the foregoing, (c) is not an officer or employee of any FH Shareholder or any of its Affiliates and (d) is not otherwise known, or could reasonably be expected, to be unable or unwilling to act impartially on any matter reasonably expected to come before the Board of Directors.

Section 1.02 Additional Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquiring Stockholder	2.02
Agreement	Preamble
CD Expiration	3.01(a)
Chosen Courts	5.09(a)
Common Stock	Recitals
Company	Preamble
Continuing Directors	3.01(a)
FH	Preamble
FH Director	3.01(a)
Group	2.01(a)
Lock-Up Period	2.01(a)
Minority Ownership Meeting Date	2.01(c)
Parties	Preamble
Preferred Stock Director Provisions	3.01(a)
Proposed Acquisition	2.02
Proposed Purchase Offer	2.02
Related Party Transactions	3.08(b)
Subscription Agreement	Recitals

ARTICLE 2

RESTRICTIONS ON TRANSFERABILITY

Section 2.01 Lock-Up Period.

(a) During the period commencing on the date hereof and ending on the third (3rd) anniversary of the Closing Date (the "Lock-Up Period"), the FH Shareholders shall not: (i) Transfer any share of Common Stock other than

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Transfers to their respective Affiliates (provided that such Transfer shall be permitted only to the extent and for so long as such transferee (A) remains an Affiliate of FH, and (B) becomes a party to and fully subject to and bound by this Agreement as an FH Shareholder, and, if such transferee ceases to be an Affiliate of FH such transferee shall Transfer such Transferred Common Stock back to the applicable FH Shareholder); or (ii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) having Beneficial Ownership of any share of Common Stock (a "Group"); provided, that the foregoing shall not restrict any merger, consolidation or similar transaction consummated in accordance with Section 2.02 or Section 2.03.

(b) Following the expiration of the Lock-Up Period and until the seventh (7th) anniversary of the Closing, the FH Shareholders shall not Transfer shares of Common Stock in a single transaction or series of transactions except if: (i) immediately after giving effect to such Transfer(s), FH and its Affiliates continue to Beneficially Own, in the aggregate, a greater percentage of Common Stock than does such transferee, its Affiliates and any Group of which any transferee or any of its Affiliates are a member, in the aggregate, or (ii) such transferee(s) becomes a party to and fully subject to and bound by this Agreement as an FH Shareholder.

(c) Following the expiration of the Lock-Up Period and until the earlier to occur of (i) the seventh (7th) anniversary of the Closing and (ii) immediately following the completion of the first annual shareholder's meeting at which (A) FH, its Affiliates and any Persons with which FH and/or its Affiliates are acting as a Group do not Beneficially Own (as of the record date for such meeting), in the aggregate, at least 25% of the voting power of the outstanding shares of Common Stock and (B) the window for director nominations in respect of such shareholder's meeting was open for at least twenty (20) calendar days following the date on which FH, its Affiliates and any Persons with which FH and/or its Affiliates are acting as a Group do not Beneficially Own, in the aggregate, at least 25% (the date of such annual meeting, the "Minority Ownership Meeting Date"), no FH Shareholder shall form, or agree to form, a Group with any third party transferee described in Section 2.01(b) or any of its Affiliates. The Company shall not, and the FH Shareholders shall cause (including by causing the FH Directors to take actions reasonably required (subject to their fiduciary duties) the Company not to, waive any provision of Section 912 of the New York Business Corporation Law in respect of any such third party transferee or any of its Affiliates, except with the approval of the Conflicts Committee.

Section 2.02 Mandatory Offer. Each FH Shareholder, individually or in concert with any other Person (including the Company), shall not, and shall cause its Affiliates (including the Company) and any Group of which any FH Shareholder is a member not to, directly or indirectly, acquire, offer to acquire or agree to acquire (including from the Company) Beneficial Ownership of any share of Common Stock (including as a result of any share repurchase by the Company) if, following the consummation of such transaction, the FH Shareholders together with such other Person would Beneficially Own, in the aggregate, more than 66.7% of the Common Stock, except (x) in accordance with the following provisions of this Section 2.02 or (y) for

5

acquisitions of any shares of Common Stock pursuant to a share repurchase program so long as such share repurchase program was entered into by the Company with the prior approval of the Conflicts Committee. If any Person (an "Acquiring Stockholder") proposes to acquire Beneficial Ownership of any share of Common Stock in a manner that would otherwise violate the immediately preceding sentence (the "Proposed Acquisition"), the consummation of such Proposed Acquisition will not violate the immediately preceding sentence if, and only if, (a) the Acquiring Stockholder offers to acquire all of the then-outstanding Common Stock at the same price, in the same form and on the same terms and conditions as the Proposed Acquisition (the "Proposed Purchase Offer") and (b) such Proposed Acquisition is adopted and recommended by the Conflicts Committee and the Board of Directors; provided, that, notwithstanding the foregoing clause (b), if the Proposed Acquisition is presented to and rejected by the Conflicts Committee, the Proposed Acquisition may, at the discretion of the Board of Directors, be submitted for acceptance or approval by holders of a majority of the Common Stock held by Public Shareholders in lieu of adoption and recommendation by the Conflicts Committee so long as, simultaneously with the Board of Directors' submission, the Company publicly discloses, in form and substance acceptable to the Conflicts Committee, the decision of the Conflicts Committee to reject such Proposed Acquisition and the Conflicts Committee's reasons therefor; provided, further, that, if there is a choice as to the form of consideration, then each Public Shareholder shall have the same choice as the FH Shareholders and any other member of any Group of which any FH Shareholder is a member; provided, further, that, in the event that any securities are part of the consideration payable, any Public Shareholder that is not an "accredited investor" within the meaning of Rule 501 under the Securities Act, may, in the sole discretion of the Board of Directors, receive, in lieu of securities, cash consideration with the equivalent value of such securities that is approved by the Conflicts Committee. For the avoidance of doubt, the provisions of this Section 2.02 shall apply irrespective of whether the Proposed Purchase Offer is effected pursuant to a merger, consolidation, tender offer followed by a merger, or any other business combination or transaction that could permit the acquisition of all of the then-outstanding Common Stock. For purposes of this Section 2.02, any shares of Common Stock Beneficially Owned by FH, any of its Affiliates or any member of any Group of which FH or any of its Affiliates is a member shall not be aggregated with any shares of Common Stock Beneficially Owned by any transferee that has become a party to this Agreement pursuant to Section 2.01(b) so long as such transferee is not a member of any Group of which FH or any of its Affiliates is also a member.

Section 2.03 Transaction Consideration. The Company shall not, and the FH Shareholders shall cause the Company not to, be party to any merger, consolidation, share exchange, sale of shares, reclassification or other reorganization or similar business combination or transaction unless (a) the consideration received per share by the Public Shareholders in such merger, consolidation, share exchange, sale of shares, reclassification or other reorganization or similar business combination or transaction is in such amounts and form as the consideration received by, (b) the other terms and conditions of such merger, consolidation, share exchange, sale of shares, reclassification or other reorganization or similar business combination or transaction applicable to the Public Shareholders are no less favorable than those applicable to, in

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each case, any FH Shareholder and any other member of any Group of which any FH Shareholder is a member; provided, that, if there is a choice as to the form of consideration, then each Public Shareholder shall have the same choice as the FH Shareholders and any other member of any Group of which any FH Shareholder is a member; provided, further, that, in the event that any securities are part of the consideration payable, any Public Shareholder that is not an "accredited investor" within the meaning of Rule 501 under the Securities Act, may, in the sole discretion of the Board of Directors, receive, in lieu of securities, cash consideration with the equivalent value of such securities that is approved by the Conflicts Committee and (c) neither the FH Shareholders nor any of their respective Affiliates receive any benefit, payment or other consideration in connection with any such merger, consolidation, share exchange, sale of shares, reclassification or other reorganization or similar business combination or transaction unless such benefit, payment or other consideration is on terms no more favorable than those that could have been obtained in a comparable transaction by such FH Shareholder or such Affiliate on an arms'-length basis in the absence of such merger, consolidation, share exchange, sale of shares, reclassification or other reorganization or similar business combination or transaction.

ARTICLE 3

CORPORATE GOVERNANCE

Section 3.01 <u>Composition of the Board</u>.

(a) Subject to Subdivisions 7, 13(n)(vi) and 14(n)(vi) of Article Fourth of the Certificate of Incorporation and Section 2(c) of Article II of the By-Laws (the "<u>Preferred Stock Director Provisions</u>"), from and after the date hereof, the authorized number of directors comprising the Board of Directors shall be twelve (12), unless changed in accordance with the provisions of the Certificate of Incorporation, the By-Laws and Section 3.01(b). Subject to the Certificate of Incorporation and the By-Laws, the Board of Directors shall initially be composed of: (a) the seven (7) individuals designated as "FH Directors" on <u>Schedule 3.01(a)</u> hereto (such individuals, collectively with their successors and in each case for so long as they continue to serve in such capacity, the "<u>FH Directors</u>") and (b) the five (5) individuals designated as "Continuing Directors" on <u>Schedule 3.01(a)</u> in accordance with Section 5.20(a) of the Subscription Agreement (such individuals, collectively with their successors and in each case for so long as they continue to serve in such capacity, the "<u>Continuing Directors</u>").

(b) Until the fifth (5th) anniversary of the Closing (the "<u>CD Expiration</u>"), (i) all nominees for election to the Board of Directors as a Continuing Director shall be nominated by the Continuing Director Nominating Committee and (ii) upon the death, resignation, retirement, disqualification, removal from office or other cause of any Continuing Director not continuing as a Director, the Continuing Director Nominating Committee shall have the sole right to fill such vacancy with an individual reasonably acceptable to a majority of the FH Directors or designate an individual reasonably acceptable to a majority of the FH Directors for nomination for election to the Board of Directors to fill such vacancy, and in each case such individual must qualify as an Unrelated Independent Director.

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(c) From and after the CD Expiration, (i) all nominees for election to the Board of Directors shall be nominated by the Board of Directors and elected by the Company's shareholders in accordance with the By-Laws and this Agreement, and Directors will cease to be designated as "FH Directors" or "Continuing Directors"; provided, that at least five (5) Directors must continue to be Unrelated Independent Directors and the initial Unrelated Independent Directors who first replace the Continuing Directors following the CD Expiration shall be reasonably acceptable to a majority of those individuals who were Continuing Directors who are then serving on the Board of Directors, and (ii) in the event of the death, resignation, retirement, disqualification, removal from office or other cause of any individual who was an Unrelated Independent Director not continuing as a Director, the Board of Directors shall have the sole right to fill such vacancy with an individual reasonably acceptable to a majority of the Unrelated Independent Directors who are then serving on the Board of Directors or designate an individual reasonably acceptable to a majority of the Unrelated Independent Directors who are then serving on the Board of Directors for nomination for election to the Board of Directors to fill such vacancy.

(d) If the FH Shareholders, in the aggregate, cease to Beneficially Own more than 50% of the voting power of the Common Stock, then the size and/or composition of the Board of Directors shall be adjusted such that, after such adjustment, the number of FH Directors as a proportion of the Board of Directors (excluding any Directors appointed or elected to the Board of Directors pursuant to the Preferred Stock Director Provisions) is equal to the greatest whole number that is equal to or lower than the proportion of the voting power of the shares of Common Stock Beneficially Owned by the FH Shareholders relative to the total voting power of all outstanding shares of Common Stock (which number will be further adjusted to reflect subsequent decreases or increases in the proportion of the voting power of the shares of Common Stock Beneficially Owned by the FH Shareholders), it being understood that, if applicable, the FH Shareholders shall use reasonable best efforts to procure the resignation of any FH Directors to be removed from the Board of Directors in connection therewith; provided, however, that no increase in the relative proportion of Continuing Directors or Unrelated Independent Directors (as applicable) under this Section 3.01(d) shall be required if the FH Shareholders shall have increased their relative ownership to equal or exceed their level of relative ownership prior to such decrease, (i) if such decrease is due to an FH Shareholder's Transfer of Common Stock, as of the tenth (10th) business day following any decrease in the proportion of Common Stock Beneficially Owned by FH Shareholders and (ii) if such decrease is not due to an FH Shareholder's Transfer of Common Stock, immediately following completion of the transactions contemplated in Section 5.18(b) of the Subscription Agreement.

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(e) If the FH Shareholders, in the aggregate, Beneficially Own 61.5% or more of the voting power of the Common Stock, then, subject to the other provisions of this Section 3.01, the authorized number of directors comprising the Board of Directors shall be increased to thirteen (13), and the number of FH Directors to eight (8); provided, that if the FH Shareholders, in the aggregate, cease to Beneficially Own more than 61.5% of the voting power of the Common Stock, then, subject to the other provisions of this Section 3.01, the size and/or composition of the Board of Directors shall be adjusted such that, after such adjustment, the authorized number of directors comprising the Board of Directors shall be decreased to twelve (12), and the number of FH Directors to seven (7), it being understood that, if applicable, the FH Shareholders shall use reasonable best efforts to procure the resignation of any FH Directors to be removed from the Board of Directors in connection therewith. For purposes of this Section 3.01(e), "FH Shareholder" shall not include any transferee that has become a party to this Agreement pursuant to Section 2.01(b), unless such transferee is an Affiliate of a then-existing FH Shareholder.

(f) If applicable Law or, at any time while the Company's equity securities are traded on an Exchange, the rules of such Exchange require a greater number or proportion of independent directors on the Board of Directors, then either (i) one or more of the then-existing Directors who are not independent directors shall be replaced (it being understood that the FH Shareholders shall use reasonable best efforts to procure the resignation of each such Director) with one or more individual(s) qualifying as an independent director such that, after such replacement, the number or proportion of independent directors on the Board of Directors will comply with such requirement or (ii) the number of directors on the Board of Directors shall be increased as necessary to comply with any such Law or Exchange rule and the vacancies created by such increase shall be filled with persons designated by the FH Shareholders who would, upon election, qualify as independent directors and are reasonably acceptable to the Board of Directors such that the number or proportion of independent directors on the Board of Directors will comply with such requirement. In the event that the size of the Board is expanded pursuant to subclause (ii) above, no person shall be nominated or appointed as a director if a majority of the Continuing Directors or, following the CD Expiration, the Unrelated Independent Directors reasonably determine that such person (A) has been convicted (including any plea of guilty or nolo contendere) of a misdemeanor involving moral turpitude or a felony, (B) has violated any fiduciary duty owed to the Company or (C) has committed an act that constitutes intentional misconduct, bad faith or an intentional violation of law in respect of his or her position as a director.

(g) The Company and the Board of Directors will include the persons nominated in accordance with this Section 3.01, the Certificate of Incorporation and the By-Laws in the Company proxy materials for any special or annual meeting of the shareholders of the Company held for such purpose. Subject to this Section 3.01, the Company and the FH Shareholders will use all reasonable best efforts to cause the election of such persons nominated. To the fullest extent permitted by Law, the Company agrees to use all reasonable best efforts to solicit proxies for such nominees for director from all holders of Common Stock. In addition and without limiting the foregoing, the FH Shareholders shall cause the FH Directors to (i) vote in favor of any person nominated by the Continuing Director Nominating Committee for appointment to the Board of Directors in connection with a vacancy of

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a directorship held by a Continuing Director pursuant to Section 5 of Article II of the By-Laws that is reasonably acceptable to the FH Shareholders and (ii) nominate to the Board of Directors each of the individuals selected by Continuing Director Nominating Committee to be nominated by the Board of Directors to serve as Continuing Directors.

Section 3.02 Conflicts Committee Composition. The members of the Conflicts Committee shall consist entirely of Unrelated Independent Directors and, until the CD Expiration, there shall be at least three (3) Continuing Directors on the Conflicts Committee who shall constitute a majority of the Conflicts Committee. The FH Shareholders shall cause (including by causing the FH Directors to take actions reasonably required (subject to their fiduciary duties), subject to the requirement under the By-Laws that all Conflicts Committee members must be Unrelated Independent Directors) (a) the members of the Conflicts Committee to consist entirely of Unrelated Independent Directors and (b) until the CD Expiration, at least three (3) Continuing Directors to constitute a majority of the Conflicts Committee.

Section 3.03 Continuing Director Nominating Committee. The Board of Directors shall establish a Continuing Director Nominating Committee (the "Continuing Director Nominating Committee"), which shall consist solely of Continuing Directors and shall, subject to Section 3.01(b) and until the CD Expiration, have the exclusive authority to select (a) the individuals to be nominated by the Board of Directors to serve as Continuing Directors and (b) the members of the Continuing Director Nominating Committee. The Company and the FH Shareholders shall cause (including by causing the FH Directors to take actions reasonably required (subject to their fiduciary duties) in connection therewith) (i) the Board of Directors to establish the Continuing Director Nominating Committee and (ii) the Continuing Director Nominating Committee to have the exclusive authority to select (A) the individuals to be nominated by the Board of Directors to serve as Continuing Directors and (B) the members of the Continuing Director Nominating Committee.

Section 3.04 Proportionate Representation. Subject to applicable Law, any committee designated by the Board of Directors shall have a number of Continuing Directors or, following the CD Expiration, Unrelated Independent Directors, that is equal to the proportional representation of the Continuing Directors or, following the CD Expiration, the Unrelated Independent Directors, on the entire Board of Directors (excluding any Directors appointed or elected to the Board of Directors pursuant to the Preferred Stock Director Provisions), rounded down to the nearest whole number; provided, that, no committee shall have fewer than one (1) Continuing Director or, following the CD Expiration, Unrelated Independent Director. Subject to applicable Law, the Company and the FH Shareholders shall cause (including by causing the FH Directors to take actions reasonably required (subject to their fiduciary duties) in connection therewith) each committee of the Board of Directors to comply with this Section 3.04.

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Section 3.05 <u>Integration</u>. FH and the Company shall direct the Board of Directors to (subject to their fiduciary duties) task the appropriate members of management (such members to be identified by the Board of Directors in its sole discretion) with developing and implementing a post-Closing integration plan for the achievement of synergies. Such members shall be instructed to provide progress reports to the Board of Directors on a quarterly basis, and shall provide further reports and information upon the request of any of the Directors from time to time.

Section 3.06 <u>Certificate of Incorporation and By-Laws to Be Consistent</u>. FH and the Company shall, to the extent permitted by Law, take or cause to be taken all action necessary or appropriate to ensure that none of the Certificate of Incorporation or the By-Laws contain any provisions inconsistent with this Agreement or which would in any way nullify or impair the terms of this Agreement or the rights promulgated hereunder.

Section 3.07 <u>Agreement with Respect to Voting</u>.

(a) Except as otherwise provided in this Article 3, in any election of directors, or proposal to remove directors, of the Company or in any proposal to adopt, amend or repeal (including by merger, consolidation or otherwise by operation of law) the Certificate of Incorporation, the By-Laws or any provision(s) thereof at a meeting of the shareholders of the Company, the FH Shareholders shall cause all shares of Common Stock Beneficially Owned by any of them to be represented at any such meeting either in person or by proxy and shall cause such shares of Common Stock to be voted for or against, to be not voted, or to abstain, (i) with respect to all directorships to be held by a Continuing Director, until the CD Expiration, or (ii) with respect to proposals to adopt, amend or repeal (including by merger, consolidation or otherwise by operation of law) (A) the Certificate of Incorporation, the By-Laws or any provision(s) thereof that, if adopted, amended or repealed, would, or would reasonably be expected to, affect the Public Shareholders in a manner different and adverse from the FH Shareholders or (B) Article II, Article III, Article X or Article XI of the Bylaws, in each case of the foregoing clauses (i) and (ii) in the same proportion as the shares held by the Public Shareholders are voted for or against, not voted, or abstained on any such matter; provided, that for any proposal relating to the Certificate of Incorporation or the By-Laws described in clause (ii), the FH Shareholders shall cause all shares of Common Stock Beneficially Owned by any of them to vote against such proposal, unless such proposal is approved prior to such vote by the Conflicts Committee.

(b) Each FH Shareholder agrees it will not vote any of its shares of Common Stock or take any other action to effect, encourage or facilitate the removal of any Continuing Director elected to the Board of Directors, other than for cause.

(c) Each FH Shareholder agrees to use its reasonable best efforts (including by voting of Common Stock Beneficially Owned by such FH Shareholder) to ensure that the purposes of this Agreement are realized and to take all steps as are reasonable in order to implement the operational provisions of this Agreement.

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Section 3.08 <u>Prohibited Actions</u>. Except with the prior approval of the Conflicts Committee, each FH Shareholder agrees it will:

(a) not take or omit to take any action to effect, encourage or facilitate: (i) a transaction or series of transactions that would result in the Company "going private" such as through a transaction commonly referred to as a "freeze-out" merger; or (ii) a transaction or series of transactions that would constitute a Rule 13e-3 transaction as that term is defined in Rule 13e-3(a)(3) promulgated under the Exchange Act; provided, that, solely in the case of this clause (a), if any action or omission contemplated by this clause (a) is presented to and rejected by the Conflicts Committee, such action or omission may, at the discretion of the Board of Directors, be submitted for approval by holders of a majority of the Common Stock held by Public Shareholders in lieu of approval by the Conflicts Committee so long as, simultaneously with the Board of Directors' submission, the Company publicly discloses, in form and substance acceptable to the Conflicts Committee, the decision of the Conflicts Committee to reject such action or omission and the Conflicts Committee's reasons therefor;

(b) not enter into, and use its reasonable best efforts to prevent the Company or any of its subsidiaries from entering into, any transaction required to be disclosed under Item 404 of Regulation S-K under the Exchange Act or any transaction involving the sale, lease, transfer or other disposal of any of the Company's or any of its subsidiaries' properties or assets to, or for the disproportionate benefit (relative to the Public Shareholders) of, or the purchase or lease of any property or assets from, or for the disproportionate (relative to the Public Shareholders) benefit of, any FH Shareholder or any of their respective Affiliates (other than the Company and its subsidiaries) (collectively, "<u>Related Party Transactions</u>") unless the Conflicts Committee first reviews, evaluates and approves such Related Party Transaction, such approval to be evidenced by a resolution stating that such committee has, in good faith, determined that such Related Party Transaction is on terms that are fair and reasonable to the Company and no less favorable to the Company or the relevant subsidiary thereof than those that could have been obtained in a comparable transaction by the Company or such subsidiary on an arms'-length basis from an unrelated Person, in each case at the time of such approval by the Conflicts Committee; and

(c) use its reasonable best efforts to prevent (i) any change in the size of the Board of Directors other than any such change necessary to implement the other provisions of this Agreement (including, for the avoidance of doubt, any such change in accordance with Section 3.01), the Certificate of Incorporation (including the Preferred Stock Director Provisions) and the By-Laws and (ii) any action that would reasonably be expected to cause the Company to no longer satisfy the listing requirements of any Exchange on which any shares of capital stock of the Company are listed or quoted: provided, that, solely in the case of this clause (c)(ii), if any action contemplated by this clause (c)(ii) is of the type also contemplated by Section 3.08(a) then, if such action is presented to and rejected by the Conflicts Committee, such action or omission may, at the discretion of the Board of Directors, be submitted for approval by holders of a majority of the Common Stock held by Public Shareholders in lieu of approval by the Conflicts Committee so long as, simultaneously with the Board of Directors' submission, the Company publicly discloses, in form and substance acceptable to the Conflicts Committee, the decision of the Conflicts Committee to reject such action or omission and the Conflicts Committee's reasons therefor.

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.01 <u>Representations of the Company</u>. The Company hereby represents and warrants that:

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and binding agreement of the Company.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action or approval by, or filing with, any governmental body, agency, official or authority, other than (i) compliance with any applicable requirements of the federal securities Laws; and (ii) compliance with any applicable foreign or state securities or blue sky Laws.

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Certificate of Incorporation or the By-Laws, and (ii) assuming compliance with the matters referred to in Section 4.01(b), contravene, conflict with or result in a violation or breach of any material provision of any (A) applicable Law or (B) material contract to which the Company is a party.

Section 4.02 <u>Representations of the FH Shareholders</u>. Each FH Shareholder hereby represents and warrants that:

(a) The execution, delivery and performance by such FH Shareholder of this Agreement and the consummation by such FH Shareholder of the transactions contemplated hereby are within such FH Shareholder's powers and authority and have been duly authorized by all necessary corporate action on the part of such FH Shareholder. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and binding agreement of such FH Shareholder.

(b) The execution, delivery and performance by such FH Shareholder of this Agreement and the consummation by such FH Shareholder of the transactions contemplated hereby require no action or approval by, or filing with, any governmental body, agency, official or authority, other than (i) compliance with any applicable requirements of the federal securities Laws; and (ii) compliance with any applicable foreign or state securities or blue sky Laws.

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(c) The execution, delivery and performance by such FH Shareholder of this Agreement and the consummation by such FH Shareholder of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Certificate of Incorporation or the By-Laws, and (ii) assuming compliance with the matters referred to in Section 4.02(b)), contravene, conflict with or result in a violation or breach of any material provision of any (A) applicable Law or (B) material contract to which such FH Shareholder is a party.

ARTICLE 5

MISCELLANEOUS

Section 5.01 Termination.

(a) This Agreement shall terminate in its entirety automatically at any time upon (i) the mutual agreement of the parties, with the approval of such termination by (A) the Conflicts Committee and (B) a majority of the Common Stock held by the Public Shareholders or (ii) the first date on which FH, its Affiliates and any Persons with which FH and/or its Affiliates are acting as a Group in accordance with the terms and conditions of this Agreement Beneficially Own 100% of the Common Stock of the Company and FH has delivered written notice of the same to the Conflicts Committee.

(b) Solely as to FH and its Affiliates (and not, for the avoidance of doubt, any Person deemed an "FH Shareholder" by virtue of such Person being a third party transferee that has become party to this Agreement pursuant to Section 2.01(b)), this Agreement shall terminate in its entirety automatically immediately following the Minority Ownership Meeting Date.

(c) On the seventh (7th) anniversary of the Closing Date, all provisions of this Agreement shall automatically terminate, except for the following, which shall continue in full force and effect until termination of this Agreement in accordance with Section 5.01(a) or Section 5.01(b):

(i) Section 2.02 (Mandatory Offer);

(ii) Section 2.03 (Transaction Consideration);

(iii) Section 3.01 (Composition of the Board);

(iv) Section 3.02 (Conflicts Committee Composition);

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(v) Section 3.06 (Certificate of Incorporation and By-Laws to be Consistent);

(vi) Section 3.07(c) (Agreement with Respect to Voting);

(vii) Section 3.08(b) (Prohibited Actions); and

(viii) this Article 5.

(d) No termination of this Agreement pursuant to this Section 5.01 shall affect the liability of any Party, or the right of any Party to recover damages or collect indemnification, for any breach of the representations, warranties or covenants herein that occurred prior to such termination.

Section 5.02 <u>Public Filings</u>. The Company shall, and the FH Shareholders shall use reasonable best efforts to cause the Company to, file with the U.S. Securities and Exchange Commission in a timely manner all reports and other documents required to be filed or submitted by the Company under the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder and the Exchange Act and to comply with the rules thereunder.

Section 5.03 <u>Market Listing</u>. The Company shall, and the FH Shareholders shall cause the Company to, use reasonable best efforts to maintain the listing on an Exchange, and registration under Section 12 of the Exchange Act, of the Common Stock. The Company shall not, and the FH Shareholders shall use reasonable best efforts to cause the Company not to, take any action that is reasonably likely to cause the Common Stock to be delisted from the Exchange on which the Common Stock is listed; provided, that neither the Company nor any FH Shareholder shall have any obligation to ensure the share price or market value of the Common Stock is sufficient to maintain such listing. If the Common Stock is delisted from an Exchange, the Company and the FH Shareholders shall use their respective reasonable best efforts to cause the Common Stock to be listed on another Exchange. Notwithstanding the foregoing, none of the FH Shareholders nor the Company shall be prohibited from taking any action which is permitted by this Agreement or the Certificate of Incorporation.

Section 5.04 <u>Notices</u>. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Subscription Agreement (and shall be deemed given as specified therein):

(a) if to FH or any Affiliate of FH that is an FH Shareholder:

c/o FUJIFILM Holdings Corporation
9-7-3 Akasaka, Minato-ku
Tokyo 107-0052 JAPAN
Telephone: 81-3-6271-1061
Facsimile: 81-3-6271-1135
Attention: General Manager – Corporate Planning Div.

with a copy to:

Morrison & Foerster LLP
Shin-Marunouchi Building 29th Floor
5-1, Marunouchi 1-chome, Chiyoda-ku
Tokyo 100-6529, Japan
Telephone: +81-3-3214-6522
Facsimile: +81-3-3214-6512
Attention: Gary M. Smith (GSmith@mofo.com);
          Jeffrey Schrepfer (JSchrepfer@mofo.com)

and to:

Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019-9601, U.S.A.
Telephone: +1 (212) 468-8000
Facsimile: +1 (212) 468-7900
Attention: Jeffery Bell (JBell@mofo.com)

(b) if to any other FH Shareholder, as provided in the joinder pursuant to which such FH Shareholder has become a party to this Agreement; and

(c) if to the Company:

Fuji Xerox Corporation
P.O. Box 4505
201 Merritt 7

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Norwalk, CT 06851, U.S.A.
Telephone: +1 (203) 968-3000
Facsimile: +1 (203) 849-5152
Attention: General Counsel

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Facsimile: (212) 757-3990
Attention: Robert B. Schumer
              Ariel J. Deckelbaum

      Section 5.05 <u>Amendments and Waivers</u>.

          (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is approved by the Conflicts Committee and is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective, in each case, giving effect to Section 5.21; provided, that, in addition to the foregoing and without limiting the generality of Section 5.21, the approval of a majority of the Common Stock held by the Public Shareholders shall be required with respect to (i) any amendment or waiver to Section 2.02 (Mandatory Offer), Section 2.03 (Transaction Consideration), Section 3.01 (Composition of the Board), Section 3.02 (Conflicts Committee Composition), Section 3.06 (Certificate of Incorporation and By-Laws to be Consistent); Section 3.07(c) (Agreement with Respect to Voting), Section 3.08(b) (Prohibited Actions) or this Article 5 and (ii) any other amendment or waiver of any provision of this Agreement that would, or would reasonably be expected to, affect the rights of the Public Shareholders in a manner different and adverse from the effect on the FH Shareholders.

          (b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

          (c) This Agreement and the rights, duties and obligations of the Parties hereunder may not be assigned or delegated by the Parties in whole or in part.

      Section 5.06 <u>Binding Effect</u>. This Agreement shall be binding upon and inure to the benefit of both of the Parties and their respective successors, executors, administrators, heirs and legal representatives.

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Section 5.07 <u>Expenses</u>. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses.

Section 5.08 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that state, including all matters of construction, validity and performance.

Section 5.09 <u>Submission to Jurisdiction</u>.

(a) Each party to this Agreement: (i) irrevocably submits to the exclusive personal jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan in the City and of the State of New York; provided, that if jurisdiction cannot be found in such courts of the State of New York, each party submits to the exclusive personal jurisdiction of any federal court sitting in the Borough of Manhattan in the City and State of New York, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement shall be brought, tried and determined only in the courts of the State of New York sitting in the Borough of Manhattan in the City and of the State of New York (or, only if such courts of the State of New York decline to accept jurisdiction over a particular matter, any federal court sitting in the Borough of Manhattan in the City and State of New York) (the "<u>Chosen Courts</u>"), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement in any court other than the Chosen Courts.

(b) The Parties hereby unconditionally and irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in any court specified in paragraph (a) above, or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such Action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 5.04.

Section 5.10 <u>Waiver of Jury Trial</u>. THE PARTIES EACH ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

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IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH SUCH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10.

Section 5.11 <u>Counterparts</u>. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 5.11.

Section 5.12 <u>Entire Agreement</u>. This Agreement, the Subscription Agreement and the Redemption Agreement, together with the Certificate of Incorporation, the By-Laws and any other Transaction Documents, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

Section 5.13 <u>Headings</u>. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereto.

Section 5.14 <u>Severability</u>. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Agreement as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18

Section 5.15 <u>Public Announcements</u>. Except as required by Law or by the requirements of any Exchange on which the securities of a Party hereto are listed, no Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or otherwise communicate with any news media without the prior written consent of the other Party, and the Parties shall cooperate as to the timing and contents of any such press release or public announcement.

Section 5.16 <u>Cumulative Remedies</u>. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Parties may have by Law or otherwise.

Section 5.17 <u>Interpretation</u>. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to "Articles", "Sections" and paragraphs shall refer to corresponding provisions of this Agreement. Wherever the word "include", "includes", or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation".

Section 5.18 <u>No Third Party Beneficiaries</u>. Subject to Section 5.21, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their permitted successors, and nothing herein, express or implied, is intended to or shall confer upon any other Person, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Continuing Directors or, following the CD Expiration, the Unrelated Independent Directors, acting by majority vote, shall have the right to enforce any provisions contained herein or in the Subscription Agreement which benefit the Public Shareholders.

Section 5.19 <u>Construction</u>. Each Party acknowledges and agrees it has had the opportunity to draft, review and edit the language of this Agreement and that no presumption for or against any Party arising out of drafting all or any part of this Agreement will be applied in any Action relating to, in connection with or involving this Agreement. Accordingly, the Parties hereby waive the benefit of any rule of Law or any legal decision that would require, in cases of uncertainty, that the language of a contract should be interpreted most strongly against the Party who drafted such language.

Section 5.20 <u>Specific Performance</u>. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof. Such injunctive or other equitable relief shall be available without the obligation to prove any damages underlying such breach. In connection with any action or proceeding for injunctive relief, each Party hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by Law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

19

Section 5.21 <u>Enforcement of Company Rights</u>. Notwithstanding anything herein to the contrary, to the maximum extent permitted by Law, the Continuing Directors or, following the CD Expiration, the Unrelated Independent Directors, acting by majority vote, shall have the right to control the Company's exercise of its rights and remedies hereunder and under each other agreement between the Company or any of its subsidiaries, on the one hand, and any FH Shareholder or any of its Affiliates (other than the Company and its subsidiaries), on the other hand, including (a) the granting of (or refusal to grant) any approvals, consents or waivers by the Company hereunder, (b) the giving (or withholding) of any notices by the Company hereunder, (c) the approval (or disapproval) of the Company's entry into any amendment or supplement to this Agreement and (d) the initiation, prosecution or settlement of any Actions arising in connection with this Agreement, the Certificate of Incorporation or the By-Laws, including the enforcement of any provisions contained herein or therein. The Continuing Directors and the Unrelated Independent Directors, as applicable, shall have the resources and authority necessary or advisable to discharge their duties and responsibilities in connection with the foregoing, including the authority to retain and terminate outside counsel, experts, consultants or other advisors. The Continuing Directors and the Unrelated Independent Directors, as applicable, shall have the sole authority to approve related fees and other terms of any such engagement. Any such fees or expenses arising out of any such engagement shall be paid by the Company or reimbursed upon the written demand of the Continuing Directors or the Unrelated Independent Directors, as applicable.

[Signature page follows.]

20

FILED: NEW YORK COUNTY CLERK 04/15/2018 04:20 PM

NYSCEF DOC. NO. 87

EX 22

Page 138 of 130

INDEX NO. 651375/2018

RECEIVED NYSCEF: 04/15/2018

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

FUJIFILM HOLDINGS CORPORATION

By: _____

Name:
Title:

FUJI XEROX CORPORATION

By: _____

Name:
Title:

[Signature Page to Shareholder's Agreement]

Schedule 3.01(a)

<u>Initial FH Directors</u>

1.

2.

3.

4.

5.

6.

7.

<u>Initial Continuing Directors</u>

1.

2.

3.

4.

5.

EXHIBIT H

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☐   Definitive Additional Materials

☒   Soliciting material Pursuant to Rule 14a-12

Xerox Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   1)   Title of each class of securities to which transaction applies:

   2)   Aggregate number of securities to which transaction applies:

   3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

   4)   Proposed maximum aggregate value of transaction:

   5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   1)   Amount Previously Paid:

   2)   Form, Schedule or Registration Statement No.:

   3)   Filing Party:

4) Date Filed:

The investor presentation attached hereto as Exhibit 1 may be provided to shareholders of Xerox Corporation.

Exhibit 1



Xerox to Combine with Fuji Xerox

Supplemental Transaction Information

February 2018





Safe Harbor

Additional Information and Where to Find It

This release may be deemed to be solicitation material in respect of the transactions with FUJIFILM Holdings Corporation ("Fujifilm") described herein (the "Transactions") and/or the matters to be considered at the Company's 2018 Annual Meeting of Shareholders. In connection with the Transactions and the 2018 Annual Meeting, Xerox plans to file with the Securities and Exchange Commission ("SEC") and furnish to Xerox's shareholders one or more proxy statements and other relevant documents. BEFORE MAKING ANY VOTING DECISION, XEROX'S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT(S) IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AND/OR THE COMPANY'S 2018 ANNUAL MEETING OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND/OR THE COMPANY'S 2018 ANNUAL MEETING AND THE PARTIES RELATED THERETO. Xerox's shareholders will be able to obtain a free copy of documents filed with the SEC at the SEC's website at http://www.sec.gov. In addition, Xerox's shareholders may obtain a free copy of Xerox's filings with the SEC from Xerox's website at http://www.xerox.com under the heading "Investor Relations" and then under the heading "SEC Filings."

Participants in the Solicitation

The directors, executive officers and certain other members of management and employees of Xerox may be deemed "participants" in the solicitation of proxies from shareholders of Xerox in favor of the Transactions or in connection with the matters to be considered at the Company's 2018 Annual Meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Xerox in connection with the Transactions or the Company's 2018 Annual Meeting will be set forth in the applicable proxy statement and other relevant documents to be filed with the SEC. You can find information about Xerox's executive officers and directors in Xerox's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Xerox's and such persons' other filings with the SEC and in Xerox's definitive proxy statement filed with the SEC on Schedule 14A.

Forward-Looking Statements

This release, and other written or oral statements made from time to time by management contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, including projections. The words "anticipate", "believe", "estimate", "expect", "intend", "will", "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that individually identifiable information of customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations





2

Safe Harbor

Forward-Looking Statements (cont'd)

and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; the risk that we do not realize all of the expected strategic and financial benefits from the separation and spin-off of our Business Process Outsourcing business; the effects on our business resulting from actions of activist shareholders; and other factors that are set forth in the "Risk Factors" section, the "Legal Proceedings" section, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other sections of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 and our 2016 Annual Report on Form 10-K, as well as our Current Reports on Form 8-K filed with the SEC. Furthermore, the actual results of the Transactions could vary materially as a result of a number of factors, including, but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect Xerox's business and the price of Xerox's common stock, (ii) the failure to satisfy the conditions to the consummation of the transactions, including the receipt of certain approvals from Xerox's shareholders and certain governmental and regulatory approvals, (iii) the parties may be unable to achieve expected synergies and operating efficiencies in the transactions within the expected time frames or at all, (iv) the transactions may not result in the accretion to Xerox's earnings or other benefits, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreements, (vi) the effect of the announcement or pendency of the transactions on Xerox's and/or Fujifilm business relationships, operating results, and business generally, risks related to the proposed transactions disrupting Xerox's current plans and operations and potential difficulties in Xerox's employee retention as a result of the transactions, (vii) risks related to diverting management's attention from Xerox's ongoing business operations, (viii) the outcome of any legal proceedings that may be instituted against Xerox, its officers or directors related to the transaction agreements or the transactions and (ix) the possibility that competing offers or acquisition proposals for Xerox will be made. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The projections presented herein were prepared by senior management for internal use, and were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto

The projections presented herein may differ from published analyst estimates and forecasts. The inclusion of such projections in this presentation should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers them to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or can give any assurance that actual results will not differ from the projections.

The projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, revenue growth, product launch, estimated costs and expenses, pricing, competition, market share, regulatory approvals, and future economic, competitive and regulatory conditions, all of which are difficult or impossible to predict and many of which are beyond the Company's control. In addition, given that certain projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.





3

Safe Harbor

Forward-Looking Statements (cont'd)

In addition, certain of the projected financial information set forth above, such as Adjusted EBITDA, Pro Forma EBITDA, Adjusted Operating Profit, Pro Forma Adjusted Operating Profit and Levered Free Cash Flow, are non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the projections to GAAP measures was created or used in connection with the Transactions.

Fuji Xerox Co., Ltd. ("Fuji Xerox") is a joint venture between Xerox Corporation and Fujifilm in which Xerox holds a noncontrolling 25% equity interest and Fujifilm holds the remaining equity interest. In April 2017, Fujifilm formed an independent investigation committee ("IIC") to primarily conduct a review of the appropriateness of the accounting practices at Fuji Xerox's New Zealand subsidiary and at other subsidiaries. The IIC completed its review during the second quarter 2017 and identified aggregate adjustments to Fuji Xerox's financial statements of approximately JPY 40 billion (approximately $360 million) primarily related to misstatements at Fuji Xerox's New Zealand and Australian subsidiaries. We determined that our share of the total adjustments identified as part of the investigation was approximately $90 million and impacted our fiscal years 2009 through 2017. We concluded that we should revise our previously issued annual and interim consolidated financial statements for 2014, 2015 and 2016 and the first quarter of 2017 the next time they are filed. Our review of this matter has been completed. However, Fujifilm and Fuji Xerox continue to review Fujifilm's oversight and governance of Fuji Xerox as well as Fuji Xerox's oversight and governance over its businesses in light of the findings of the IIC. At this time, we can provide no assurances relative to the outcome of any potential governmental investigations or any consequences thereof that may happen as a result of this matter.





4

Contents





5

I. Introduction and Transaction Overview





Xerox and Fuji Xerox – Better Together

Transaction Consideration	• Xerox shareholders to receive $2.5 billion special cash dividend (~$9.80/share[1]) at closing; committed funding in place • Xerox shareholders to own 49.9% of combined company; Fujifilm to own 50.1%[2] • Combined company name will be Fuji Xerox; company will remain listed on NYSE post-transaction under ticker "XRX"

Value Creation	• Immediate, significant cash payment, representing more than 30% of Xerox's unaffected share price of $30.35 as of January 10, 2018 (prior to media speculation of a potential transaction)
	• At least $1.7 billion total annual cost savings opportunity
	  • Reflects $1.25 billion transaction cost synergies and $450 million of Fuji Xerox JV cost savings
	  • At least $1.2 billion (in total) projected to be achieved by 2020
	• Significant revenue opportunities from innovation and footprint in faster-growing markets (i.e., Asia)

Capital Structure and Returns	• Expect to maintain investment grade credit ratings at closing • Plan to maintain $1.00/share annual dividend • Plan to maintain Xerox's current capital return policy of at least 50% of combined free cash flow[3] to shareholders • Opportunity for greater capital deployment including share repurchases and increased dividends over time
Approvals and Timing	• Transaction expected to close in the second half of 2018, subject to customary conditions, regulatory and Xerox shareholder approvals



Note: Assumes exchange rate of JPY114: US$1.
1. Based on current shares outstanding assuming no conversion of preferred shares.
2. On a fully diluted basis.
3. Free cash flow defined as cash flow from operations less capital expenditures including internal use software.



7

Xerox Today: Driving Revenue and Margin Improvement

Increasing participation in growth areas and expanding market leadership…



Market Size[1]
CAGR[2]
$39B Growth Markets
Workflow Auto. $3B +10%
SMB MPS $7B +6%
Production Color $5B +4%
A4 MFPs $13B +3%
Managed Document Services (MPS&CPS) $11B +1%
$44B Mature Markets
A3 MFPs $22B -6%
Production Mono $1B -12%
Single Function Printers $21B -10%
40% of 2017 revenue from strategic growth areas
(+1% YoY in 2017 and +5% YoY in 4Q17)

Overachieving on Strategic Transformation…



Cumulative Gross Productivity & Cost Savings (Actuals)
~$550M
~$1,225M
2016
2017
$1,700M+
30% Delivery
17% Cost of Production
20% Sales & Contracting
20% G&A
13% Supply Chain & Procurement
Cumulative through 2018
Original Target
$500M
$1,100M
$1,500M







FUJI xerox

Source: IDC and Xerox management.
Notes: SMB = Small & Medium Business; DO = Document Outsourcing; MFP = Multifunction Printer; MPS = Managed Print Services; LE = Large Enterprise; CPS = Centralized Print Services.
1. Estimated 2017 total market size excluding Fuji Xerox territories.
2. CAGRs reflect estimated 2016 – 2020 growth. A3 MFP and Production based on equipment revenue market share.

xerox

8

Transaction Enables Xerox's Next Phase of Value Creation

- Xerox's management and Board of Directors continuously evaluate the company's financial and strategic alternatives to enhance shareholder value

- After conducting a comprehensive review over the last year, Xerox's Board of Directors, in consultation with independent financial and legal advisors, concluded that the combination with Fuji Xerox is the best path to create value for the company and its shareholders:

  ✓ Provides Xerox with a **true global platform**

  ✓ **Accelerates Xerox's path to revenue growth** through enhanced scale, global reach and innovation

  ✓ **Unlocks substantial cost savings opportunities** to drive margin expansion and fund investments

  ✓ Transaction provides **favorable economic terms to Xerox shareholders** based on relative valuation, liquidity provided by dividend and significant ongoing interest in the combined company

  ✓ Fuji Xerox combination offers **significantly more attractive shareholder value opportunity** than other current alternatives





9

Existing Joint Venture Agreements Limit Xerox's Strategic Flexibility

Fuji Xerox Joint Venture Governance and Dividends	• Joint venture contract establishes rights and obligations of Fujifilm and Xerox in respect of the Fuji Xerox joint venture
	• Fujifilm designates 9 of 12 directors and chooses senior management
	• Xerox designates 3 directors and has dividend rights and approval rights over limited fundamental Fuji Xerox matters
	  • If a named competitor acquires more than 30% of Xerox, Fujifilm can terminate the joint venture contract
	  • If any other person acquires more than 50% of Xerox, Fujifilm can terminate certain Xerox approval rights

Intellectual Property	• Xerox is restricted by IP rights from selling xerographic products in Asia; Fuji Xerox has exclusive and non-exclusive rights to certain Xerox intellectual property and trademarks in Asia
	  • Through March 2021, if Xerox is acquired by a third party these restrictions would continue to restrict Xerox and its subsidiaries
	  • If Xerox acquires a third party, then such third party would become subject to the restrictions and obligations described above

Supply Arrangements	• Fuji Xerox can terminate certain supply agreements if (i) Xerox undergoes a "substantial change" in the composition of its Board and/or management and (ii) Fuji Xerox can demonstrate it has a "reasonable basis" to believe the benefits it expected to derive from the master program agreement governing such supply agreements are in "substantial jeopardy"





10

Transaction Structure

Fujifilm will effectively contribute its 75% share in Fuji Xerox to Xerox in exchange for 50.1% of combined company; Xerox shareholders will receive $2.5 billion cash dividend and 49.9% of the combined company[1] *(Relative value of assets contributed discussed in Section IV)*





Current Structure
Xerox Shareholders
Xerox
NYSE listed
"XRX"
Fujifilm
TSE listed
25% ownership interest
75% ownership interest
Fuji Xerox JV
Post-Transaction Structure
Xerox Shareholders
Fujifilm
TSE listed
$2.5B cash dividend
49.9%
50.1%
New Fuji Xerox
NYSE listed
"XRX"

1. On a fully diluted basis.

11

Combination Optimizes Xerox's Competitive Strengths

Fujifilm and Xerox have 56 years of joint operating history as one of the most successful Japan/U.S. cross-border collaborations

Transaction allows both parties to optimize the benefits of their partnership by creating:

- **Strategic Benefits:**
  - ✓ **Common long-term vision** and strategic growth development
  - ✓ Shared access to **critical IP and technology**
- **Revenue Drivers:**
  - ✓ **Global manufacturing, sales and service delivery platform**
  - ✓ **Enhanced and streamlined product portfolio strategy**, including launch timing and R&D coordination
  - ✓ Enhanced **customer value proposition** on a broader **global scale**
- **Cost Savings Opportunities:**
  - ✓ More **efficient R&D and corporate functions**
  - ✓ **Fully integrated** supply chain





12

Fujifilm: Shareholder and Partner for the Long Term

Strong culture of innovation and bold new strategies facilitated the successful transformation away from a dependency on photographic film

- Global demand for photographic film has declined by ~99% since 2000
- Fujifilm has aggressively transitioned its business to meet market dynamics
- Fujifilm leveraged existing technologies to selectively concentrate on new growth strategies and successfully diversified its business both organically and inorganically
  - Photographic film is ~1% of Fujifilm revenue today vs. 11% in 2001[1], respectively
- Market has recognized Fujifilm's transformation:
  - ~$20 billion market cap
  - ~50% outperformance vs. Nikkei 225 over last 5 years
  - Sell-side reflects over 50% "buy" ratings consistently over the past three years
  - One of the highest rated Japanese credit profiles (i.e., A1 / AA-)



Revenue Breakdown – FY Ended March 2017



Document Solutions (Fuji Xerox) ~46%
Photo Imaging
Imaging Solutions ~15%
Other Photo Related
Graphic Systems
Information Solutions ~39%
Healthcare
Highly Functional Materials
Recording Media and Others
~$20B
10%
5%
11%
17%
9%
2%
46%

FUJI xerox

Source: FactSet, Fujifilm.
Note: Dollars in billions. Exchange rate of JPY114: US$1.
1. Including Document Solutions on a fully consolidated basis today.



xerox

13

Governance Highlights

Board Composition	• Jeff Jacobson will serve as CEO and represent 1 of the 7 Fujifilm Board designees • Shigetaka Komori will become Chairman of the Board • New Fuji Xerox Board will initially consist of 12 directors; 7 designated by Fujifilm and 5 designated by current Xerox Board • The 5 Xerox designated directors will serve or select their replacements for 5 years. Thereafter, they may be replaced by independent directors selected by Fujifilm and reasonably acceptable to the then-serving independent directors
Committees	• Audit Committee: Independent for NYSE listing requirements • Conflicts Committee: Majority comprised of the initial Xerox directors (or their replacements) for 5 years. Thereafter, majority must be independent directors
Standstill / Squeeze Out Transactions	• Generally, Fujifilm may not acquire more than 66.7% of New Fuji Xerox stock • Fujifilm may acquire more than 66.7% of New Fuji Xerox stock if the acquisition is (i) for ALL outstanding shares and (ii) approved by the Conflicts Committee and the Board • If the Conflicts Committee rejects any such acquisition, Fujifilm may still acquire such shares if the reasons for the rejection are disclosed AND a majority of the public shareholders unaffiliated with Fujifilm approve the transaction • Fujifilm may not receive disparate consideration in connection with a sale of New Fuji Xerox
Conflicts	• The Conflicts Committee must approve transactions with Fujifilm (except as outlined above) • Such approval requires a finding that the transaction is both (i) fair and reasonable to New Fuji Xerox AND (ii) no less favorable than arms' length terms

 

14

II. Fuji Xerox Overview and Financial Information






Fuji Xerox Today
FUJI xerox
N.A.
(2%)
Europe
(3%)
DMO
(3%)
Sales to Xerox
18%
Market CAGR (2016-2020)
% Total FX Revenue[1]
Japan
~0%
51%
China[2]
+6%
8%
Other APAC
+4%
23%
Laos
Myanmar
Thailand
Malaysia
Singapore
Indonesia
South Korea
Taiwan
Hong Kong
The Philippines
Vietnam
Cambodia
Australia
New Zealand
50/50 JV formed between Xerox and Fujifilm for Japan distribution
Acquired China / Hong Kong operations from Xerox
1962
1970
1991
2000
2001
2018
Established manufacturing function
Acquired distribution rights for Australia, New Zealand, Singapore and Malaysia from Xerox
Fujifilm increased ownership of Fuji Xerox to 75% and consolidated Fuji Xerox financials
FUJI xerox
Source: IDC and Fuji Xerox management.
Notes: Exchange rate of JPY114: US$1. Market size in 2017 USD and CAGRs from 2016-2020. China segment includes Hong Kong. DMO is Developing Markets.
1. Revenue breakdown based on estimated Fuji Xerox revenue for calendar year December 2017.
xerox
16

Fuji Xerox Revenue by Segment Today

Solutions and Services

- Document services tailored to various industries or processes to meet business challenges
- Provides high value-added solutions through system integration and cloud-based services
- Manages multifunction devices and BPO of mission-critical processes, assisting customers in streamlining business operations and expanding their businesses

Graphic Communications

- Provides solutions for graphic communications, in-plant and production print with high-volume requirements
- Enables full-color, on-demand printing of a wide range of applications, including variable data for personalized content and one-to-one marketing
- Coordinated approach to print and digital media used to deliver messages and information efficiently and effectively



Office Products and Printers

- Helps customers address various business challenges related to documents and communications
- Supplies office products such as multifunction devices and printers to large companies and small and medium-sized businesses
- Provides cloud-based or mobile solution services that help customers handle various information efficiently



Source: Fuji Xerox management.
Notes: Assumes exchange rate of JPY114: US$1. Percentage breakdown by segment represents management estimates for CY'17A as actual breakdown is not currently available.
1.   Reflects calendar year 2017 revenue for Fuji Xerox (includes intercompany revenues of ~$1.6B).
2.   "Other" segment includes paper, leasing, etc.



17

Fuji Xerox Market Leadership in Key Segments Today


Leader in A3 MFP
A3 MFP Market ($B)[1]
CAGR: (1.6%)
$9.0
$0.3
$2.4
$6.4
$8.5
$0.5
$2.6
$5.3
CAGR
China: 15.3%
Asia Pacific: 2.5%
Japan: (4.4)%
2012
2016
Leader in Japan MPS
Japan MPS Market ($B)[2]
CAGR: 15.3%
$0.3
$0.5
2012
2016
Leader in Color Production
Color Production Market ($B)[3]
CAGR: 6.8%
$1.4
$0.1
$0.5
$0.8
$1.9
$0.2
$0.8
$0.8
CAGR
China: 15.2%
Asia Pacific: 12.6%
Japan: 0.4%
2012
2016
Market Share
35%
35%
61%
54%
47%
51%
Market Position
#1
#1
#1
#1
#1
#1

Source: IDC and Fuji Xerox management.
Notes: Dollars in billions. Assumes exchange rate of JPY114: US$1.
1. Based on Asia Pacific / Japan / China MFP A3 Color Laser and Inkjet Annual Market Share (2017).
2. Based on Japan Managed Print and Document Services Market Share (2016).
3. Based on Asia Pacific / Japan / China Color Production Market Share (excluding production proofing) (2017).









Fuji Xerox Historical Growth Trajectory

Fiscal Year End (March)

2010 – 2017 Revenue CAGR
~2%
(7%) YoY decline
$8.3
$8.6
$8.7
$9.0
$10.0
$10.3
$10.3
$9.6
$6.9
(1%) YoY decline
(~3.5%) YoY CC2 decline
2010
2011
2012
2013
2014
2015
2016
2017
9 Months Ended Dec. 2017
Fiscal Years
2017 Growth Reconciliation
(7%)
As Reported
(3%)
Currency
(2%)
Lower Sales to Xerox1
(2%)
Operational Performance

Fuji Xerox has demonstrated consistent revenue growth over time

FUJI xerox

Source: Fujifilm filings and Xerox management.
Notes: Dollars in billions. Assumes exchange rate of JPY114: US$1 across all years. 2010-2014 are pre-restatement, while 2015-2017 reflects restatement. All figures represents actual currency.
1. Represents component of intercompany revenue (sales of equipment to Xerox).
2. CC = Constant Currency.

xerox



Fuji Xerox 2018E Adj. EBITDA

Calendar Year End





Source: Xerox and Fuji Xerox management.
Notes: Dollars in billions. Assumes exchange rate of JPY114: US$1. Adj. EBITDA excludes restructuring costs and non-service retirement costs.

20

III. Transaction Synergies and Pro Forma Free Cash Flow





Key Highlights

$1.25 billion of transaction cost synergies that flow directly to Adj. Operating Profit

Revenue opportunity of at least $1.0 billion

Normalized[1] Free Cash Flow of $2.0 billion+ by 2022



FUJI XEROX

Source: Xerox management.
Note: Assumes exchange rate of JPY114: US$1.
1. Excluding one-time restructuring costs.

xerox

22



Sources of $1.25 Billion Transaction Cost Synergies

Expected Cost Reduction Progression

% of Total Annual Cost Savings by Category

■COGS ■SG&A ■R&D

Targeted synergies of at least **$1.25 billion by 2022** expected to flow through to Adj. Operating Profit

Y1	Y2	Y3	Y4
~27% (R&D)	~58% (R&D)	~80% (R&D)	100% (R&D)
~47% (SG&A)	~81% (SG&A)	~100% (SG&A)	100% (SG&A)
~20% (COGS)	~56% (COGS)	~76% (COGS)	100% (COGS)

COGS (~$650M)	**SG&A (~$400M)**	**R&D (~$200M)**
• Consolidate manufacturing of consumables and A3 mono production to more efficient cost plants with capacity to absorb volume • Apply Fuji Xerox's manufacturing efficiency to Xerox consumables plants • Optimize global logistics and technical services using Xerox's delivery best practices	• Consolidate corporate support functions (HR, IT, Legal, Finance) and non-selling commercial costs where duplication exists • Improve cost performance across corporate support functions • Consolidate facilities footprint • Optimize selling support costs through centralization, improved sales force productivity and reduced spans and layers	• Integrate devices, controllers, solutions, apps, print drivers and materials development to eliminate duplicate spend • Streamline to single platforms leveraging best technologies across Xerox and Fuji Xerox • Optimize footprint of research centers through consolidation where possible

 

Source: Xerox management.
Note: Assumes exchange rate of JPY114: US$1.



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Identified Revenue Capture Opportunities

At least $1.0 billion anticipated revenue opportunity

Revenue Synergy Opportunity

Global Account Coverage
- Improved win rates on global accounts and grow existing relationships
- Integrated, global service delivery
- Strengthened distribution and global delivery capabilities

Streamlined Portfolio
- More competitive portfolio and time-to-market
- Unified user experience
- Access to Fujifilm's inkjet and production IP
- Complete international entry A3 portfolio

Manufacturer Margin
- Eliminate intercompany margin stacking
- Capture manufacturer margin in all markets
- Add flexibility to quoting process to increase win-rate on price-competitive deals

SMB Transformation[1]
- SMB with channel transformation
- Competitive pricing for select target areas
- Expanded go-to-market through resellers and acquisitions

Incremental Revenue Opportunities

- Significant growth opportunity via share gains and penetration of **~$100 billion production and industrial printing segment**

- Additional opportunities to **further diversify business** leveraging strength of combined relationships globally

- **Enhanced innovation, strategy alignment and investment capacity** to support longer-term growth

FUJI Xerox  **Note:** Assumes exchange rate of JPY114: US$1.
1. SMB=Small and midsize businesses.

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Fujifilm's Commitment to Delivering Transaction Synergies and Cost Savings

"Jeff Jacobson and I are committed to the successful combination of Xerox and Fuji Xerox and to realizing the full potential of the new company. We are focused on delivering the cost synergies that will come from integration and accelerate the path to revenue growth through innovation in the marketplace.

We also believe Fujifilm's track record of advancing technology in innovative imaging and information solutions – especially in inkjet, imaging, and AI areas – will be important components of the success of the new Fuji Xerox."

– Shigetaka Komori, Chairman and CEO, FUJIFILM Holdings





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FCF Expected to Increase by >2x vs. Xerox Today

Calendar Year End



Selected Drivers of FCF Generation

1. **Expected improved revenue trajectory with positive growth** in 2020 and beyond

2. **Strong operating leverage** resulting in increasing Adj. EBITDA over time

3. Consistent **low single digit capex** as percentage of revenue

Selected Offsets to FCF Generation

1. Cumulative restructuring of ~$1.4 billion[1]

2. Cash tax dis-synergies of ~$80 million annually

3. Interest cost of ~$115 million related to assumption of $2.85 billion new debt

FUJI XEROX

Source: Xerox management.
Notes: Dollars in billions. Assumes exchange rate of JPY114: US$1.
1. Reflects Fuji Xerox cost savings costs to achieve and transaction synergies costs to achieve. Excludes impact related to tax savings as well as restructuring related to Xerox's Strategic Transformation and Business As Usual cost actions. 2017PF and 2018PF based on Xerox and Fuji Xerox actual results and guidance, respectively.
2. Reflects 2H'18 assuming a 6/30/18 close.

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IV. Transaction Value to Xerox Shareholders





Relative Ownership Analysis

- Relative equity value contribution implies transaction terms are favorable to Xerox shareholders
- Applying a higher multiple to Fuji Xerox (reflecting exposure to growth markets), implies that transaction terms are even more favorable

Illustrative Fuji Xerox Equity Value at Various Multiples			
	7.0x	7.5x	8.0x
2018E Adj. EBITDA	$1.2	$1.2	$1.2
Enterprise Value	$8.5	$9.2	$9.8
(+) Net Cash & Other[1]	0.2	0.2	0.2
(–) 25% Already Owned by Xerox	(2.1)	(2.3)	(2.5)
Equity Value Contributed	(A) $6.6	(B) $7.0	(C) $7.5

Xerox Equity Value at Recent Stock Prices		
	Unaffected[2]	VWAP Since Separation[3]
Share Price	$30.35	$29.50
Fully Diluted Shares Outstanding[4]	267	267
Equity Value	$8.1	$7.9
(–) Cash Dividend to Xerox Shareholders	(2.5)	(2.5)
Equity Value Contributed	$5.6	$5.4

Implied Ownership to Xerox Shareholders (vs. 49.9% in transaction)

		Unaffected	VWAP Since Separation
(A)	Fuji Xerox at 7.0x	46%	45%
(B)	Fuji Xerox at 7.5x	44%	43%
(C)	Fuji Xerox at 8.0x	43%	42%

Source: Xerox management, Fuji Xerox management and FactSet.
Notes: Dollars in billions, except share prices. Assumes exchange rate of JPY114: US$1. Based on calendar year end. Numbers may not sum due to rounding.
1. Reflects $190M of Net Cash, $33M of Non-Controlling Interest, $136M of Equity Investments and $61M of Unfunded Pension Liabilities, net of tax.
2. Based on $30.35 unaffected share price as of January 10, 2018.
3. Based on Volume Weighted Average Price since separation of Conduent on January 2, 2017 until date of unaffected share price (January 10, 2018).
4. Reflects 254.6M basic shares, 6.0M RSUs and PSUs, and 6.7M shares underlying Series B convertible preferred as-if converted.





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Value of Transaction Synergies

	Illustrative Value of Transaction Cost Synergies		
EV / Adj. EBITDA	***7.0x***	***7.5x***	***8.0x***
Run-Rate Synergies	$1.25	$1.25	$1.25
Enterprise Value	**$8.8**	**$9.4**	**$10.0**
(x) Xerox % of NewCo	*49.9%*	*49.9%*	*49.9%*
EV Attributable to Xerox Shareholders	**$4.4**	**$4.7**	**$5.0**
EV Attributable to Xerox Shareholders (Present Value)[1]	**$3.0**	**$3.2**	**$3.5**
(/) Xerox Fully-Diluted Share Count[2]	267	267	267
EV Attributable to Xerox Shareholders (Present Value) / Share	**$11**	**$12**	**$13**
% of Xerox Share Unaffected Share Price[3]	*37%*	*40%*	*43%*

Synergy value to Xerox shareholders reflects additional $11–13 / share



FUJI xerox

Source: Xerox management.
Notes: Dollars in billions, except share prices. Assumes exchange rate of JPY114: US$1. Based on calendar year end.
1. Based on 4.5 year discounting period and 8.5% discount rate.
2. Reflects 254.6M basic shares, 6.0M RSUs and PSUs, and 6.7M shares underlying Series B convertible preferred as-if converted.
3. Based on $30.35 unaffected share price as of January 10, 2018.



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V. Appendix

FUJI XEROX

xerox

Xerox and Fuji Xerox Financial Profile (Pre-Synergies)

Calendar Year End

	2017A				2018E			
	Xerox	*Fuji Xerox*	*Interco. Elim.*	*Pro Forma*	*Xerox*	*Fuji Xerox*	*Interco. Elim.*	*Pro Forma*
Revenue	$10.3	$9.5	($1.7)	$18.0	$10.0	$9.6	($1.7)	$17.9
Adj. EBITDA[1]	$1.65	$1.0	--	$2.7	$1.75	$1.2	--	$3.0
Adj. Op. Profit[1,2]	$1.2	$0.7	--	$1.9	$1.3	$0.9	--	$2.2
CAPEX (Including Equipment on Operating Lease)	$0.3	$0.3	--	$0.7	$0.35	$0.4	--	$0.8



Source: Xerox and Fuji Xerox management.
Notes: Dollars in billions. Assumes exchange rate of JPY114: US$1.
1. Fuji Xerox financials include impact from cost savings program.
2. Xerox Adj. Operating Profit excludes equity income.



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